Form 10-K405, Exhibit 13
MURPHY OIL CORP /DE
filed 1995-03-29
CIK 717423

                                                                      EXHIBIT 13



                            MURPHY OIL CORPORATION


                    1994 ANNUAL REPORT TO SECURITY HOLDERS



                                   Ex. 13-0

[GRAPH: Income Contribution -- Exploration and Production]
[GRAPH: Capital Expenditures -- Exploration and Production]

PETROLEUM

--------------------------------------------------------------------------------
EXPLORATION AND PRODUCTION
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(Thousands of dollars)                               1994                 1993
--------------------------------------------------------------------------------
Income contribution* ....................      $   45,253               36,861
    United States .......................          18,128               32,701
    International .......................          27,125                4,160

Total assets ............................       1,292,402            1,223,118
    United States .......................         386,830              461,087
    International .......................         905,572              762,031

Capital expenditures ....................         302,651              536,963
    United States .......................          79,451               92,912
    International .......................         223,200              444,051
--------------------------------------------------------------------------------

Crude oil and liquids produced --
  barrels a day .........................          51,328               34,311
    United States .......................          13,355               13,727
    International .......................          37,973               20,584

Natural gas sold -- MCF a day ...........         256,258              274,908
    United States .......................         195,555              215,471
    International .......................          60,703               59,437
--------------------------------------------------------------------------------

*Before unusual or infrequently occurring items.
--------------------------------------------------------------------------------


WORLDWIDE OVERVIEW

    Murphy is engaged in exploration and production operations throughout the world. In the U.S., the Company is one of the largest operators in the Gulf of Mexico and has substantial interests onshore, primarily in Louisiana, Texas, and South Arkansas. The Gulf of Mexico provided over 40 percent of the Company's production in 1994 and offers significant growth potential. In Canada, the Company explores for and produces light oil, heavy oil, and natural gas in western Canada, where a substantial ownership of heavy oil reserves is providing an important and growing source of the Company's crude oil production. Murphy's Canadian activities also include an interest in the world's largest synthetic crude oil operation and interests in two oil fields offshore eastern Canada -- Hibernia, which is under development, and Terra Nova, where development alternatives are under study. The Company has long been active in the U.K. sector of the North Sea, where an ownership in the giant Ninian oil field has provided an important source of crude oil production for a number of years. This field has now been joined by three other oil properties in various stages of production or development -- "T" Block, where Tiffany and Toni fields were placed on stream in late 1993 and where the Thelma and Southeast Thelma fields will commence production in late 1996; the Mungo and Monan fields, where development is expected to begin in 1995; and an important new discovery west of the Shetland Islands on Block 204/25a, now known as the Schiehallion field. The Company also has producing properties in Spain, Gabon, and Ecuador, and conducts an ongoing exploration program in other parts of the world, with Peru and offshore China currently among the areas of particular interest.

    Earnings from the Company's exploration and production activities, excluding unusual or infrequently occurring items, totaled $45.2 million in 1994 compared to $36.9 million a year ago. The increase was due primarily to higher crude oil and liquids production and lower exploration expenses. These factors were partially offset by lower natural gas production and sales prices in the U.S. and by lower average crude oil prices. Production of crude oil and liquids increased 50 percent to 51,328 barrels a day, with the increase attributable primarily to properties acquired in 1993. Acquisition of an additional interest in the Ninian field at the beginning of 1994 and commencement of production in Ecuador in June 1994 also contributed to the increase. Total natural gas production decreased seven percent to 256.3 million cubic feet a day, with the U.S. accounting for the reduction. Voluntary production curtailments in

[MAP: Gulf of Mexico]

response to declining sales prices were primarily responsible for reduced U.S. production. Average sales price for natural gas in the U.S. was down nine percent. Crude oil prices in the U.S. and U.K. were down seven percent and five percent, respectively. Canadian light oil prices were down three percent, while heavy oil prices were up seven percent. On an energy equivalent basis, the Company's production was up 17 percent to 94,038 barrels a day.

    The exploration and production function represents the Company's best opportunity for extraordinary growth. Murphy's exploration program includes a balance between drilling low-cost, low-risk wells and high-risk frontier prospects that have potential for significant reserve additions. The Company has the technical expertise to identify such prospects, along with the resources to acquire significant ownership positions therein, and attempts to do so early in the exploration cycle of emerging basins. Levering that ownership position to fund exploratory drilling is an available option.

    Capital expenditures for exploration and production, including exploration expenditures charged to expense, totaled $302.6 million in 1994 compared to $537 million in 1993. The year-ago amount included $259.7 million for acquisition of proved properties, while 1994 expenditures included $37.1 million. During 1994, the Company participated in 145 wells. All but four of the 87 development wells were successful, and 37 of the 58 exploratory wells were successful.

    As shown in the schedules on pages 50 and 51, proved reserves of crude oil and liquids increased 17.9 million barrels, while natural gas reserves declined
9.9 billion cubic feet. Reserve additions from extensions and discoveries in the Gulf of Mexico totaled 5.1 million barrels of oil and 53.2 billion cubic feet of natural gas. Additions from discoveries included Mobile Block 863, Mustang Island Block 789, and West Delta Block 111. In the U.K., the purchase of an additional interest in the Ninian field added 5.2 million barrels of oil. Revisions to synthetic oil reserves totaled 18.3 million barrels as a result of an extension of the license from the year 2018 to 2025. Other changes included a 2.1-million barrel upward revision in Ecuador because of higher oil prices at year-end. On an energy equivalent basis, Murphy's reserves totaled 327.6 million barrels at the end of 1994 compared to 311.3 million barrels at year-end 1993.

    Details concerning the Company's exploration and production activities are presented in

[PHOTO APPEARS HERE]
[GRAPH: Crude Oil and NGL Production]
[GRAPH: Natural Gas Sales]

the sections that follow. The Company's working interest percentage is shown, generally following the name of each field or block, and unless otherwise indicated, average daily production rates are net to the Company after deduction for royalty interests. The terms crude oil production and oil production include natural gas liquids where applicable.

UNITED STATES

    Average U.S. crude oil and liquids production totaled 13,355 barrels a day in 1994, down three percent from 1993, and natural gas production totaled 195.6 million cubic feet a day, a decrease of nine percent from a year ago. Normal declines were experienced for both crude oil and natural gas. In addition, the Company voluntarily curtailed natural gas production during the last half of the year in response to low sales prices. These reductions were offset in part by the commencement of production from new areas, principally Viosca Knoll Block 783, Mustang Island Block 789, and South Timbalier Block 86.

    Exploration activities were conducted primarily in the Gulf of Mexico and onshore Louisiana and Texas. In the Gulf of Mexico, the Company participated in 20 exploratory wells, 15 of which were successful. The Company also participated in 14 onshore exploratory wells, nine of which were successful.

    Gulf of Mexico -- Ongoing interpretation of 3-D seismic data acquired in prior years led to drilling nine wells in the Ship Shoal Block 113 field (50-70%) during 1994, eight of which were successful. This field is one of the Company's oldest properties and still our largest single source of oil production in the U.S. To date, 38 of the 42 wells drilled from use of the 3-D data have been successful, and the results achieved have more than offset normal production declines. Additional wells are planned in 1995 for this important field. Oil production averaged 4,239 barrels a day in 1994 compared to 4,103 in 1993, and natural gas production averaged 16.3 million cubic feet a day compared to 14.5 million a year ago.

    The Ship Shoal Block 113A field (100%) was again one of the Company's major sources of natural gas production, and workover activity during 1994 helped sustain production rates. The field did experience curtailments during the year, and production averaged 38.5 million cubic feet a day in 1994, down from 45.9 million in 1993. Although performance of this field continues to be excellent, it has been on stream since 1982, and deliverability is expected to decline in 1995 as workover opportunities diminish.

    Increased production resulting from workover activity during 1994 has also helped to sustain production rates in the South Pelto Block 20 field (50%). Oil production averaged 1,457 barrels a day in 1994 compared to 1,408 in 1993. Natural gas production averaged 5.4 million cubic feet a day in 1994 compared to
7.8 million a year ago.

    Oil production from the South Timbalier Block 86 field (86.9%) averaged 430 barrels a day in 1994 compared to 441 in 1993. A 1990 sour gas discovery was placed on stream in April 1994, and daily natural gas production averaged 2.7 million cubic feet in 1994. In the adjacent South Timbalier Block 63 (100%), oil production averaged 197 barrels of oil a day in 1994 compared to 449 in 1993. Natural gas production averaged 10.1 million cubic feet a day in 1994 compared to 9.8 million in 1993. A 3-D seismic survey acquired over both blocks in 1993 was interpreted during 1994, and an exploratory drilling program is planned for 1995.

    An interpretation of a 3-D seismic survey over the Ship Shoal Block 222 field (40-44.4%) was completed in 1994, and several well locations were identified. The first of those wells was successfully completed shortly after year-end. Additional drilling is planned for 1995. In addition, a workover program that began in the third quarter of 1994 will continue in 1995. Oil production averaged 554 barrels a day in 1994 compared to 595 in 1993.

    The Matagorda Island Block 604/589 area (62.7%), another major source of natural gas production, currently has 10 wells on production. Production averaged 23.6 million cubic feet of natural gas a day in 1994 compared to 40.4 million in 1993. Although affected by curtailments in 1994, production from this field was also down due to natural decline.

    The Company has an interest in four natural gas fields offshore Alabama. Two wells in Mobile Blocks 952 and 953 (33.3%) and one well in Mobile Block 955 (50%) flow into the facilities of the four-block Mobile Block 864 unit (13.1%). Production from these three fields averaged 7.1 million cubic feet a day in 1994 compared to 8.7 million in 1993. Production from the fourth field, Viosca Knoll Blocks 203 and 204 (66.7%) commenced in October 1993, when a gas pipeline was placed in service. Production from this field was also affected by curtailments and averaged 17.4 million cubic feet of natural gas a day in 1994 compared to a fourth quarter 1993 daily rate of 27.9 million cubic feet.

    In January 1994, production commenced from Viosca Knoll Block 783 (30%), a 300-billion cubic feet natural gas field located in 1,500 feet of water. This field is being developed in phases. The first phase included a subsea completion of a previously drilled well and installation

[PHOTO APPEARS HERE]
of two four-inch pipelines and a control umbilical from the subsea wellhead to production facilities on a platform 12 miles to the north in 275 feet of water. Production from the field averaged 9.5 million cubic feet of natural gas a day and 359 barrels of oil a day in 1994. Production was limited by pipeline capacity during the year, but in November the Viosca Knoll Gathering System was completed, allowing an increase in production rates. Year-end production was averaging 17 million cubic feet a day. Based on the success of the first phase of development, the second phase is scheduled to commence in 1996.

    A well drilled in 1993 on Mustang Island Block 789 (40%) was placed on stream in October 1994 after installation of a 6.5-mile pipeline to existing production facilities in an adjacent block. Production averaged 1.4 million cubic feet of natural gas a day in 1994. The year-end rate was 6.8 million cubic feet.

    The Company holds a 33.3-percent interest in the Destin Dome Block 56 unit, which includes 11 leases covering 63,360 acres located approximately 40 miles south of Pensacola, Florida. A well tested near the end of 1990 confirmed a 1988 natural gas discovery in the Norphlet formation, the source of production from several large natural gas fields in the Mobile Bay area, about 45 miles to the west. These two wells have proven an accumulation of natural gas reserves at depths between 22,000 and 23,000 feet, and 64 billion cubic feet of natural gas attributable to these wells are included in the Company's reserves. A 3-D seismic survey over the 11-block unit has been acquired and interpreted. A third well, which will be drilled under an approved plan of exploration, is scheduled to commence in mid-1995. Other prospective Norphlet structures have been identified on several of the blocks.

    As 1994 began, the Company had wells in progress on two high-potential Norphlet prospects. A well on Mobile Block 863 (11.5%) was drilled to a total depth of 23,310 feet, encountering over 250 feet of natural gas in the Norphlet formation. Field development is expected to commence in 1995 and will include fabrication of a processing facility. The facility will have capacity for 150 million cubic feet of natural gas a day and will be

[MAP: Canada]
installed in the adjacent Mobile Block 864. The Company will have a five-percent ownership in the facility, which will also be used to process Norphlet production from nearby blocks. Commencement of production from Block 863 is anticipated during the first half of 1996. The other well in progress at the beginning of the year was drilled on Mobile Block 908. The well was temporarily abandoned after reaching a total depth of 22,547 feet. Over 400 feet of Norphlet gas-bearing formation was encountered, but completion was not attempted due to low permeability and porosity in the interval. A sidetrack of the well is scheduled to commence in the first quarter of 1995 and is designed to penetrate the Norphlet formation away from the faulting that is believed to have affected reservoir quality in the original well. The sidetrack well will be drilled under a cost-participation agreement with a third party, resulting in Murphy having a 70-percent working interest in the prospect. The Company also holds working interests in nine other leases in federal waters south of Mobile Bay, Alabama, the majority of which are prospective for Norphlet gas reserves below 20,000 feet. Interpretation of 3-D seismic surveys is ongoing to identify well locations.

    Other development activity in 1994 resulted in new oil production from Ship Shoal Block 101 (40%) and new natural gas production from Matagorda Island Block 710 (40%). Year-end production rates were at 220 barrels a day and 2.6 million cubic feet a day, respectively. The Company also participated in eight other exploratory wells in the Gulf of Mexico during 1994, five of which were successful. One of the successful wells was drilled in West Delta Block 111 and extended an oil discovery made in an adjacent field. Subsequent to drilling the well, the Company entered into an arrangement that resulted in retention of an overriding royalty interest in the field, which covers portions of four blocks in the West Delta area. The field is scheduled to begin production in 1995. The remaining successful wells were in existing producing gas fields and included one well in Ship Shoal Block 247 (10%), two wells in Ship Shoal Block 248 (8.1%), and one well in Vermilion Block 17 (16.7%).

    Murphy participated in the two 1994 federal lease sales held in the Gulf of Mexico and acquired 33- to 100-percent interests in 18 blocks.

    Onshore -- U.S. onshore exploration activity was principally in South Louisiana. A well drilled to test a separate fault block in the East Riceville field (33.3%), located in Vermilion Parish, Louisiana, was unsuccessful. Daily production from the two existing wells in the field averaged eight million cubic feet of natural gas and 180 barrels of oil in 1994. Production in 1993 averaged
9.6 million cubic feet of natural gas a day and 207 barrels of oil.

    During 1994, the Company commenced a proposed 19,000-foot exploratory well (50%) in Vermilion Parish, but encountered mechanical problems and abandoned the well. A second attempt to reach the exploration objective was in progress at year-end. Infield exploration drilling in 1994 included seven wells in Louisiana and Texas, five of which were successful.

    Alaska -- We currently have interests in 31 leases offshore Alaska, the majority of which are located in the Beaufort Sea area. Included therein are interests in the Sandpiper (57.6%) and Northstar (1.92%) units, where development of hydrocarbons discovered in prior years is not justified under current economic conditions.

CANADA

    Production of crude oil and liquids in Canada increased 69 percent in 1994 to 21,428 barrels a day. The Company's acquisition of a five-percent interest at the end of 1993 in a synthetic crude oil project (Syncrude) added 9,065 barrels a day to 1994 production levels. Light oil production increased five percent to 5,523 barrels a day, while heavy oil production decreased eight percent to 6,840 barrels a day. The decline in heavy oil production was due primarily to shut-in of wells early in the year in response to low oil prices. Natural gas production of 37.9 million cubic feet a day was up three percent from a year ago. The 1994 production volumes for both oil and natural gas were at record levels.

    The Company conducted an active exploration and development program in 1994, targeting high-margin development projects and high-reward exploratory plays. Development of light oil in 1994 included the drilling of six successful wells in Alberta at Kidney (20-25%) and four successful wells in northeastern British Columbia at Umbach (50%) and at Elm and North Boundary (100%). In Saskatchewan, five successful horizontal light oil wells were drilled at Parkman and Elswick (13.5-18.5%). The heavy oil development program included 14 successful horizontal wells. In Saskatchewan, three wells were drilled at Tangleflags (50%), two at Cactus Lake (80.3%), three at Plover Lake (100%), and two at Eyehill (33.3%). Four horizontal heavy oil wells were drilled in Alberta at South Bodo (25%). The remainder of the year's heavy oil development program consisted of seven vertical wells in Alberta at West Provost (25%) and three wells at Cactus Lake (28.6%). Natural gas development drilling consisted of 18 successful vertical wells. In

[PHOTO APPEARS HERE]

[MAP: Offshore Eastern Canada]

northeastern British Columbia, one well was drilled at Weasel (100%) and one at Flatrock (12.5%). Fifteen wells were drilled in Alberta, including eight at Princess (85-100%); two at Three Hills Creek (21%); two at Glendon (25-100%); and one each at Heart Lake (58%), Wayne Rosedale (50%), and Fort Pitt (100%). In Saskatchewan, one well was drilled at Dodsland (13%).

    Murphy's exploration program in Canada during 1994 focused on high-potential prospects for natural gas and light oil in northeastern British Columbia and northern Alberta. The Company participated in 20 exploratory wells, 11 of which were successful. Seven were successful light oil wells, which were drilled at Loon and Evi (50-66.7%), Umbach (50%), and Tomahawk (33.3%). Four successful natural gas wells were drilled at Umbach (50%), Bonanza (33.3%), and Klua (25%).

    The Company continued to be selective in its land acquisition program. A total of 57,756 gross acres were acquired, with our working interest averaging 63 percent. Natural gas prospects were acquired in northeastern British Columbia, including prospects on the high-potential Devonian Foothills trend. Light oil acreage continued to be enhanced with further acquisitions in Pembina, Meander, Umbach, Loon, and Evi.

    In December 1993, the Company acquired a five-percent interest in Syncrude, the world's largest oil sands mining and synthetic crude oil upgrading operation. This project is located on 108,718 acres leased from the province of Alberta in the Athabasca oil sands area near Fort McMurray. Synthetic crude oil is produced by a process that includes mining, extraction, and upgrading. The deposits are mined by large draglines and moved to an extraction plant, where the oil sands are mixed with hot water, steam, and caustic soda to produce a slurry, from which the oil floats as a froth. The froth is treated to remove water and solids and is fed into an upgrading process in the form of bitumen, which is then "cracked" into naphtha, light gas oil, and heavy gas oil streams. These streams are hydrotreated to remove sulfur and nitrogen impurities and mixed to form synthetic crude oil.

    Construction activity for the Hibernia oil field (6.5%) in the Grand Banks area, offshore Newfoundland, continued throughout 1994. First production from this field, discovered in 1979, is expected to occur in late 1997 or early 1998, with peak production anticipated in 1999 at 125,000 gross barrels of oil a day. Gross recoverable reserves are estimated to be 615 million barrels. The central production facility for the Hibernia field is a Gravity Base Structure (GBS) -- the first GBS to be constructed to resist the impact of an iceberg. Following completion of the first stage of construction in October, the GBS was towed to a nearby deep-water site where the next stage of construction began. The main topside modules are being constructed at various shipyards around the world and will be moved to the construction site in mid-1995. These modules will then be mated to the GBS prior to towing the completed structure to the production site. After mating, the total structure will be 735 feet tall and will weigh in excess of 650,000 tons. Total preproduction costs to be incurred by the Company, net of government grants, are currently estimated at approximately $205 million, the majority of which will be funded through nonrecourse government loans.

    In December 1994, the Company acquired a 10.7-percent interest in the Terra Nova oil field, located approximately 20 miles southeast of Hibernia. The development plans under consideration by the owners incorporate floating production systems, utilizing subsea completed wells produced to a floating rather than fixed platform. Terra Nova was discovered in 1984 and has been delineated by eight additional wells and two 3-D seismic surveys. Gross recoverable reserves are in the range of 300-400 million barrels of oil. Depending upon the specific floating production system selected,

[PHOTO APPEARS HERE]
production could commence as early as 1999 and peak at 75,000 to 100,000 gross barrels of oil a day.

UNITED KINGDOM

    Production from the Ninian field (13.8%), one of the largest fields in the North Sea, averaged 7,883 barrels of oil a day in 1994 compared to 5,780 barrels a day in 1993. The increase was due to the acquisition of an additional 3.8-percent interest in the field effective January 1, 1994. In October, the Ninian field achieved cumulative production of one billion barrels of oil, becoming only the third U.K. oil field to achieve this distinction. Construction of facilities on the central and southern platforms to process production from third-party fields was completed in 1994. Tariff income from five third-party fields is making an important contribution to Ninian cash flow.

    Production from "T" Block (11.3%) averaged 5,566 barrels of oil and gas liquids a day in 1994 compared to 462 barrels a day in 1993, when production commenced in November of that year. Production rates fluctuated throughout the year, due in part to problems with reliability of the topside facilities. While such problems were resolved at year-end and gross daily production rates were as high as 80,000 barrels a day in the latter part of the year, sustainable production levels from "T" Block are lower than originally anticipated. The block contains four separate fields -- Tiffany, Toni, Thelma, and Southeast Thelma. The first phase of development utilized a conventional steel platform in the Tiffany field, with wells in the Toni field connected to the platform with a subsea system. Initial production from Tiffany has been from four wells. A water injection well was drilled in 1994, and three production wells and three injection wells will be drilled from the platform in 1995 and 1996. Water injection will commence in early 1995. The development of Toni involved two subsea clusters, one for production and one for water injection. Four production wells and two injection wells have been drilled, and a third injection well will be drilled in 1995. Water injection commenced in the Toni field in December 1994. A 3-D seismic survey of the block was acquired in 1994. Interpretation of the data is in progress to enhance understanding of the reservoirs in order to select optimum well locations for 1995.

[MAP: North Sea]

    Development of the Thelma and Southeast Thelma fields, which lie approximately five miles south of the Tiffany field, will also incorporate a subsea system connected to the Tiffany platform. Development drilling is scheduled to commence in the second half of 1995, with first production expected in late 1996. Initial production is projected at gross daily rates of 12,000 barrels of oil and 20 million cubic feet of natural gas, increasing to 24,000 barrels and 35 million cubic feet in 1998. Unlike the Tiffany and Toni fields, where natural gas production is sold at below-market prices for injection in a nearby field, the Company expects to receive a commercial price for natural gas production from the Thelma fields.

    Daily production from the Amethyst field averaged 10.1 million cubic feet of natural gas and 92 barrels of condensate compared to 13.1 million cubic feet and 99 barrels in 1993. The reduction was due to reduced nominations by the purchaser under the sales contract. The final redetermination of field equity interests was negotiated during the year, with Murphy's interest increasing from 6.78 percent to 7.40 percent effective June 30, 1994. Three successful development wells were drilled during 1994, a gas compression project is scheduled for start-up in October 1995, and three development wells are planned in 1995.

    Feasibility studies to develop the Mungo and Monan fields (12.7%) in Blocks 23/16a and 22/20 continued during 1994. One alternative is participation in the Eastern Trough Area Project (ETAP), which provides for joint development of several nearby fields. A central processing platform would be located in one of the larger fields, and the other fields, including Mungo and Monan, would be produced with satellite platforms or subsea facilities. The Company is also participating in parallel studies to develop Mungo and Monan on a stand-alone basis. A decision will be made in 1995. Gross recoverable reserves are estimated to be in excess of 100 million barrels of oil equivalent. The Company will record reserves when a plan of development is approved. First production is expected in late 1998 or early 1999, with peak gross production estimated at 55,000 barrels of oil a day.

    Exploratory activity in the U.K. during 1994 was highlighted by an important well west of the Shetland Islands on Block 204/25a (17.7%). The well tested at a maximum gross daily rate of 5,304 barrels of oil a day and confirmed that a significant oil discovery made by others on the adjacent Block 204/20 extends onto Block 204/25a. That discovery is now known as the Schiehallion field. An agreement was reached with the owners of Block 204/20 that provides for field-wide appraisal drilling in 1995. The first well, which commenced shortly after year-end, is being drilled on Block 204/25a and will be followed by a well on Block 204/20 around mid-year. Gross recoverable reserve parameters are dependent upon the results of the appraisal drilling. Current development plans call for first oil in late 1997, using a floating production storage and offloading system. A similar system is being utilized in the development of the Foinaven field approximately nine miles to the west. In the southern North Sea, a successful well was also drilled on Block 43/22 (28%), testing at a gross daily rate of 34 million cubic feet of natural gas. This well and a well drilled on an adjacent structure in 1992 have confirmed accumulations of natural gas, and further appraisal is planned for 1995. Elsewhere in the North Sea, a dry hole was drilled on Block 29/20b (30%), and a well on Block 3/3 (19.4%), drilled from the Ninian northern platform, was also unsuccessful.

SPAIN

    Production from the Gaviota field (18%) averaged 12.6 million cubic feet of natural gas a day in 1994 compared to 9.6 million in 1993. This field, located in the Bay of Biscay off the northern coast of Spain, has been converted into a natural gas storage facility under an agreement with ENAGAS, the Spanish gas distribution company. The project, known as ALGA, handles third-party natural gas on a tariff basis, utilizing three injection/extraction wells and modified offshore and onshore facilities of the Gaviota field.

    Conversion of the Gaviota field to a long-term natural gas storage facility improved the economics for development of the East Albatros field (18%), located 11 miles west of Gaviota. This field, discovered several years ago, contains recoverable reserves of up to 50 billion cubic feet of natural gas and is being developed using a single subsea well connected to the Gaviota platform. The subsea flowline and control umbilical were laid in September, and remaining operations to complete the well and connect it to the flowline and umbilical will be conducted in the first half of 1995. First production from the East Albatros field is scheduled for July 1995. During 1994, a well was drilled on a separate structure approximately two miles to the west of the discovery well. The well was suspended after achieving gross test rates of 8.8 million cubic feet of natural gas a day. Further evaluation is required to determine if the reservoir is commercial.

ECUADOR

    The Company has a 20-percent interest in risk-service contracts (similar to production-sharing contracts) covering Block 16 and the Tivacuno field in Ecuador. In addition, the Capiron field has been unitized as part of Block 16. Block 16 is a 494,000-acre license located east of the Andes mountains in the Oriente Basin. The development plan, which is based on gross recoverable reserves of approximately 200 million barrels of crude oil from multiple fields, provides for construction of two central production facilities, an extensive drilling program, and construction of a pipeline to connect with the existing pipeline infrastructure. Construction and commissioning of the

[MAP: China]

[MAP: Peru]

northern production facilities was completed in 1994, with production from the northern fields -- Tivacuno, Capiron, and the Bogi field on Block 16 -- commencing at mid-year. Construction of a pipeline and roads to the southern fields was completed during 1994, and production facilities are scheduled for completion by mid-1996. Temporary facilities will allow production from the southern fields, and production commenced from one of these, the Amo field, in December. At the end of 1994, a total of 18 wells had been completed in Ecuador, and two additional wells were drilled and are awaiting completion. Production in Ecuador averaged 1,967 barrels of oil a day in 1994, and was averaging approximately 6,000 barrels a day at year-end.

GABON

    Virtually all of the production in Gabon is from the Breme field (45%). Production quantities reported under Production Sharing Contracts include entitlements for cost recovery and a share of the profit oil after cost recovery. Entitlements for 1994 averaged 1,016 barrels of oil a day compared to 1,447 barrels a day in 1993. The Breme field permit expired in December, but production is continuing under a temporary extension granted by the Gabonese government. The Company's investment in Gabon is fully amortized, and we are reviewing our participation in a renewal of the permit.

OTHER

    During 1994, Murphy acquired three significant frontier exploration concessions. Onshore Peru, a contract was negotiated for Block 71 (100%), which covers 3.1 million acres in the Ucayali Basin. The Company has no drilling well obligations, but has the obligation to perform certain seismic activity in the first exploration period that expires in June 1996. In China, the Company acquired an interest in a production-sharing contract on Block 4/36 (50%), located in the Bohai Bay, offshore northeast China. The block covers 563,000 acres and carries a two-well obligation, which will likely be met in 1995. During 1994, the Company was also awarded License 5/94 (25%), which consists of an 11-block area covering 650,000 acres offshore northwest Ireland. A seismic survey is planned in 1995 to identify drilling locations.

    The Company also owns a 20-percent interest in Block 62 in the Maranon Basin of Peru. During 1994, a second well drilled on the block to test the Arabella prospect was unsuccessful, and no further exploratory activity is planned for the block. In Somalia, Murphy has a 10-percent interest in onshore Block 35 and offshore Block M10A, covering four million acres. The Company also has a 100-percent interest in the 6.7-million acre Kharan concession in Pakistan. Both of these concessions remained in a force majeure status during 1994; however, the Company is pursuing discussions with the Pakistani government about lifting that force majeure and commencing exploration activity.

--------------------------------------------------------------------------------
REFINING, MARKETING, AND TRANSPORTATION
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(Thousands of dollars)                                  1994             1993
--------------------------------------------------------------------------------
Income contribution* .....................      $     30,203           31,541
    United States ........................            17,674           11,188
    International ........................            12,529           20,353

Total assets .............................           712,929          589,202
    United States ........................           500,467          378,405
    International ........................           212,462          210,797

Capital expenditures .....................            94,697           86,885
    United States ........................            80,272           71,363
    International ........................            14,425           15,522
--------------------------------------------------------------------------------

Crude oil processed - barrels a day.......           140,882          137,081
    United States ........................           108,844          109,090
    International ........................            32,038           27,991

Products sold - barrels a day ............           161,130          153,595
    United States ........................           120,618          120,842
    International ........................            40,512           32,753
--------------------------------------------------------------------------------

Average gross margin on products sold -
  dollars a barrel
    United States.........................      $       1.07              .82
    Western Europe........................              2.17             3.08
--------------------------------------------------------------------------------

*Before unusual or infrequently occurring items.
--------------------------------------------------------------------------------


WORLDWIDE OVERVIEW

    Murphy is engaged in downstream activities in the United States, Western Europe, and Canada. In the U.S., operations are conducted in two separate regions. A 100,000-barrel-a-day refinery on the Mississippi River at Meraux, Louisiana, produces refined petroleum products for distribution over an 11-state area in the southeastern part of the U.S. that is generally referred to as the Gulf Coast market. A five-state area in the upper-Midwest is served by a 35,000-barrel-a-day refinery at Superior, Wisconsin. Operations in Western Europe are centered around a 108,000-barrel-a-day refinery, in which the Company has an effective 30-percent interest, at Milford Haven, Wales. Refined products are sold at 1,066 branded outlets -- 588 in the U.S. and eight in Canada under the SPUR/(R)/ brand, and 470 in the U.K. primarily under the MURCO/(R)/ brand. Murphy also has varying interests in four crude oil pipeline systems in western Canada, including two of the six systems that export crude oil from Canada to the U.S.; these systems offer crude oil trading opportunities in addition to providing tariff income.

    Worldwide earnings from the Company's downstream activities, excluding unusual or infrequently occurring items, totaled $30.2 million in 1994 compared to $31.5 million in 1993. Operations in the U.S. earned $17.7 million compared to $11.2 million a year ago. Earnings from operations in Western Europe totaled $5.2 million, down from $11.7 million in 1993. The earnings contribution from Canadian operations totaled $7.3 million in 1994 compared to $8.6 million a year ago. The Company's composite average gross margin on product sales in the U.S. was up 30 percent. Margins in the Southeast were generally higher throughout most of 1994 compared to the prior year. In the upper-Midwest, margins continued to benefit from a strong asphalt market in the summer months, but were down slightly from 1993 levels. Average margin in Western Europe was down 30 percent compared to 1993. Sales volumes were essentially unchanged in the U.S. and Canada at 120,864 barrels a day. Sales in Western Europe totaled 40,266 barrels a day compared to 32,519 in 1993. The decline in Canadian earnings was due primarily to lower crude oil trading volumes.

    A key element of Murphy's strategy for its downstream business is a commitment to maintain modern, efficient, and competitive refining and distribution systems. The Company also recognizes its responsibility to operate in an environmentally safe manner. These objectives have required investment of substantial sums in recent years, particularly in the U.S., where a long-term expansion

[GRAPH: Income Contribution -- Refining, Marketing, and Transportation] [GRAPH: Capital Expenditures -- Refining, Marketing, and Transportation] [GRAPH: Refined Products Sold]

[MAP: United States]

[PHOTO APPEARS HERE]

and upgrade program at the Meraux refinery was completed during the year. World-wide downstream capital expenditures in 1994 totaled $94.7 million compared to $86.9 million in 1993. The 1994 expenditures included nearly $25 million to increase sour crude processing capabilities at the Meraux refinery. Capital expenditures addressing environmental concerns totaled $37.3 million in the current year.

UNITED STATES REFINING

    The expansion and upgrade program at the Meraux refinery was designed to improve the Company's position in the highly competitive Gulf Coast market. In addition to adding crude processing capacity, the refinery will now have significant cost reduction opportunities, with the ability to run a 60-percent light sour crude slate and a wider array of heavier crudes. The program also provides the refinery with the capability to produce 24,000 barrels a day of low-sulfur diesel fuel and 15,000 barrels a day of reformulated gasoline. Capital expenditures at the Meraux refinery are projected to decline substantially in 1995 compared to levels in recent years.

    Despite an extensive refinery turnaround in the fourth quarter that involved most of the major units, crude oil processed at the Meraux refinery averaged 78,252 barrels per day in 1994, essentially unchanged from the level a year ago. Input of other feedstocks averaged 5,373 barrels per day compared to 6,398 barrels in 1993. Crude oil for the Meraux refinery is supplied through our own production of domestic crude and purchase of third-party domestic and foreign-source crudes. As planned, we were able to increase the light-sour/heavy-sweet component of our crude slate from 60 percent in 1993 to 68 percent in 1994, displacing more expensive light-sweet crudes. We will continue taking advantage of our crude slate flexibility in 1995 to the extent allowed by the relative values of the available crudes.

    Capital expenditures at the Superior refinery in 1994 were primarily to meet environmental concerns, and included $15.8 million for control of emissions and treatment of waste water. It is expected that when this project is completed near mid-1995, the quality of the treated water will be as high as in any other U.S. refinery.

    Crude runs at the Superior refinery were 30,592 barrels a day, also essentially unchanged from the prior year level. Canadian-source crude oil accounted for 78 percent of the 1994 runs, and included 7,018 barrels a day of heavy oil and 7,523 barrels a day of synthetic crude oil.

UNITED STATES MARKETING

    Refined products in the Southeast are moved from the Meraux refinery through an

[PHOTO APPEARS HERE]

efficient system of 28 terminals, 21 of which are either wholly or jointly owned. The terminals are supplied by barge or pipeline, including a jointly owned line to the Collins, Mississippi, terminal. This system, combined with the refinery's strategic location on the Mississippi River, provides the flexibility to maximize margins by shifting products between terminals or the most profitable cargo markets as conditions dictate. In the upper-Midwest, 10 terminals serving markets in North Dakota, Minnesota, and western Wisconsin are supplied from the Superior refinery by pipeline. Markets in southeastern Wisconsin and western Michigan are served from five terminals supplied by pipeline from Chicago, where products are received from others in exchange for deliveries at Superior. Asphalt terminals at Crookston, Minnesota, and Rhinelander, Wisconsin, are supplied by truck. Of the 120,864 barrels a day of refined products sold in the U.S. and Canada in 1994, 90,978 were sold in the Southeast and 29,886 in the upper-Midwest. Products sold, with a further breakdown as to point of sale, are shown in the following table.

-------------------------------------------------------------
(Barrels a day)                           Terminals     Cargo
-------------------------------------------------------------
Gasoline................................     42,204    18,354
Kerosine................................      1,894    10,021
Diesel/heating oil......................     20,920     9,263
Residuals...............................          -    10,454
Asphalt/other...........................      4,073     3,681
-------------------------------------------------------------
                                             69,091    51,773
=============================================================


Terminal sales in the preceding table include daily sales by SPUR/(R)/ branded outlets as follows: gasoline, 15,847 barrels; kerosine, 607 barrels; and diesel and home heating oil, 4,636 barrels.

    During 1994, the Company's U.S. marketing efforts

[GRAPH: Meraux Refinery Crude Charge]
[GRAPH: Meraux Refinery Yields]

[MAP: United Kingdom]

[PHOTO APPEARS HERE]

included the opening of a station in Covington, Louisiana, that combines the familiar fuel dispensers and convenience store with a full-size Burger King/(R)/ restaurant that seats 60 people and offers a complete menu. We also continued a program of consolidation that emphasized retaining quality stations in our primary market areas. Particular attention is being paid to expanding convenience stores and offering our customers spacious fueling lanes equipped with multiproduct dispensers under large, well-lit canopies.

UNITED KINGDOM REFINING

    Environmental concerns within the European Union continue to influence investment decisions. Construction of import and storage facilities for methyl tertiary butyl ether was completed in the second quarter of 1994. The facilities will be used in meeting requirements to reduce gasoline volatility levels and in the production of higher-value unleaded gasoline. Unleaded gasoline production should also increase following catalyst changes in both the cat cracker and the smaller of the refinery's two naphtha reformer units.

    Construction of a high-pressure distillate hydrotreater unit commenced in June 1994. This unit, which is being built under a capital lease arrangement, will enable the refinery to meet low-sulfur diesel fuel regulations scheduled to take effect in the fourth quarter of 1996. Design studies commenced at the end of the year for a project to modify the cat cracker to meet regulations that reduce the amount of sulfur allowed in gasoline. The refinery's capability to process less expensive medium-sulfur crudes will be greatly enhanced upon completion of these sulfur-reduction projects.

    During 1994, Murphy processed an average of 32,038 barrels of crude oil a day at the Milford Haven refinery compared to 27,991 in 1993. Intermediate feedstocks processed declined from 3,638 barrels a day in 1993 to 3,028 barrels in the current year. The refinery is supplied by North Sea crude oil purchased in the spot market or, alternatively, with proprietary Brent or Forties Blend. Exposure to price volatility is reduced to the extent possible by pricing each spot purchase over the same period of time that crude is processed and products are sold. Additional feedstocks for the cat cracker and alkylation units are purchased in the spot market when required. Transportation of crude to the refinery is provided by tankers chartered at spot rates.

UNITED KINGDOM MARKETING

    The distribution system for refined products in the U.K. includes three highly efficient, rail-fed terminals owned by the Company and nine terminals owned by

[PHOTO APPEARS HERE]

[MAP: Western Crude Oil Pipeline Systems]

[GRAPH: Canadian Pipeline Throughputs]

others, where products are received in exchange for deliveries from the Com-pany's terminals.

    Sales through the Company's branded outlets increased by eight percent from 8,119 barrels a day in 1993 to 8,740 in 1994, with gasoline accounting for 88 percent of the sales in 1994 compared to 87 percent a year ago. Gross margin from branded sales was down from the previous year, as competition with supermarkets intensified. The Company added 42 branded outlets in 1994, with much of the growth in southern Wales, where we now have 28 stations. We made our initial entry in the Devon and Cornwall area and had 11 stations in the area at the end of 1994.

    Most of the remainder of the Company's Milford Haven production is sold into the bulk cargo markets; these sales totaled 31,214 barrels a day in 1994 compared to 23,881 a year ago. Gasoline sales accounted for 29 percent of bulk sales in 1994 compared to 25 percent a year ago.

CANADA

    Murphy's pipeline operations in western Canada include two systems that deliver heavy oil into the Interprovincial Pipe Line (IPL) at Kerrobert, Saskatchewan, and two systems that transport crude oil to U.S. pipelines that supply PADD IV refineries in Montana, Wyoming, and Colorado.

    Total pipeline throughputs averaged 159,517 barrels a day, up five percent from 1993. The Wascana system (100%), one of the cross-border pipelines, set a record with an average throughput of 35,204 barrels a day, up 23 percent from 1993. The other cross-border pipeline is the Milk River system (100%), which also had record throughputs at 53,443 barrels a day, 13 percent higher than last year. The increases reflect the growing demand for Canadian crude oil to offset declining U.S. production in the Rocky Mountain states. The Manito system (52.5%) and the Cactus Lake/Bodo system (13.1%/26.3%), are Murphy-operated heavy oil pipelines, and the combined total throughput was down seven percent from a year ago, with Manito averaging 41,228 barrels a day and Cactus Lake/Bodo averaging 29,642 barrels a day. The decline was primarily due to lower production levels in the area and the impact of IPL apportionment, which has restricted crude oil deliveries into Kerrobert.

    Crude oil trading earnings were down 23 percent, primarily as a result of lower trading volumes. The Company also operates a fleet of trucks that transport crude oil and natural gas liquids. Earnings from these activities were near 1993 levels as were sales of refined products in Thunder Bay, Ontario, which is supplied from our Superior refinery.

[GRAPH: Income Contribution -- Farm, Timber, and Real Estate]
[GRAPH: Capital Expenditures -- Farm, Timber, and Real Estate]
[GRAPH: Sales of Finished Lumber]

FARM, TIMBER, AND REAL ESTATE

--------------------------------------------------------------------------------
(Thousands of dollars)                                 1994             1993
--------------------------------------------------------------------------------
Income contribution ...................           $  17,470           13,154
Total assets ..........................             155,583          150,261
Capital expenditures ..................              11,403            9,674
--------------------------------------------------------------------------------

Lumber sales - thousand board feet.....             138,377          115,136
Residential lots sold .................                  99              147
Land owned - acres
    Farm...............................              36,000           36,000
    Timber ............................             341,000          341,000
    Real estate .......................              10,000           10,000
--------------------------------------------------------------------------------


    Through its wholly owned subsidiary, Deltic Farm & Timber Co., Inc., the Company owns 36,000 acres of farmland in South Arkansas and North Louisiana, 341,000 acres of southern pine timberland, and two state-of-the-art sawmills in Arkansas, and is developing the premier residential community in Little Rock, Arkansas. Those activities produced record earnings in 1994 of $17.5 million, an increase of 34 percent from the $13.1 million earned in 1993. Operating results for farming and timber were up sharply compared to 1993, while real estate earnings were down.

    Earnings from farming operations of $1.1 million in 1994 represented a substantial turnaround from a weather-related loss of $.1 million reported in 1993. Deltic's ecologically sound no-till and minimum tillage practices allowed an early start for the 1994 planting season, which contributed to improved yields and positive margins for all crops. In spite of an extended period of rainfall late in the harvesting season, soybean yields increased 67 percent to a record 40 bushels per acre. Cotton yields increased 34 percent to 883 pounds per acre in 1994, and corn yields were up 61 percent to 113 bushels per acre.

    Deltic's timber operations turned in another record year. Earnings for 1994 were $14.7 million, up 30 percent over the $11.3 million earned in 1993. Combined finished lumber production from both mills was a record 136.7 million board feet, an increase of 22 percent from the 112.4 million board feet produced in 1993. The average sales price for finished lumber also set a record at $363 per thousand board feet, an increase of eight percent. Pretax mill margins were $87 per thousand board feet in 1994 compared to $82 a year ago. An $8.3 million expansion of the Waldo, Arkansas, mill was nearing completion at the end

[PHOTO APPEARS HERE]

[PHOTO APPEARS HERE]
[PHOTO APPEARS HERE]



of 1994 and should be fully operational early in the second quarter of 1995. The expansion included two additional steam-dry kilns, two boilers, and a bandmill. The bandmill will provide enhanced product flexibility and allow Deltic to maximize the value of each log processed. Harvest curtailments on federal lands continue to add value to Deltic's timberland. Sales of pine sawtimber increased eight percent to 40.6 million board feet in 1994. The average sales price increased 20 percent to a record of $372 per thousand board feet. Hardwood sawtimber sales were 1.9 million board feet in 1994 compared to 2.8 million in 1993. Pine pulpwood sales were up slightly from 1993 levels and totaled 12,988 cords.

    Additional value will be added to timber operations by a 50-percent interest in a 130 million board-feet-a-day medium-density fiberboard plant; construction will commence in late 1995.

    Real estate operations earned $1.9 million in 1994, down 20 percent from the $2.4 million earned in 1993. Lot sales at Chenal Valley, Deltic's 4,300-acre planned community in Little Rock, Arkansas, were adversely affected by rising interest rates in 1994, as sales declined from 147 lots a year ago to 99 in 1994. Two new residential areas, Bretagne Court and The Oaks, were opened in the second quarter of 1994. The Oaks is the first development in which Deltic is participating in the construction of homes, and a model home was opened in the fourth quarter. A home buyer may select from an approved set of plans, and Deltic will provide a finished home on the lot chosen by the buyer. It is now believed that the number of homes in Chenal has reached the level that will support commercial development, and the sale of commercial acreage will be actively pursued in 1995.

FINANCIAL REVIEW

SELECTED FINANCIAL INFORMATION

--------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars except per share data)          1994           1993             1992             1991           1990
--------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS FOR THE YEAR/1/
Sales and other operating revenues/2/.......... $1,738,152      1,654,623        1,631,284        1,608,568      1,922,674
Net cash provided by operations................    337,283        362,973          284,159          213,635        284,431
Income (loss) from continuing operations.......    106,628         86,798           62,761           (9,607)       113,524
Income (loss) before extraordinary item
  and cumulative effect of changes in
  accounting principles........................    106,628         86,798           86,616          (11,157)        98,746
Net income (loss)..............................    106,628        102,136          105,565          (11,157)       114,009
Per Common share
   Income (loss) from continuing operations....       2.37           1.94             1.40             (.24)          3.34
   Income (loss) before extraordinary item
      and cumulative effect of changes in
      accounting principles....................       2.37           1.94             1.93             (.28)          2.91
   Net income (loss)...........................       2.37           2.28             2.35             (.28)          3.36
   Dividends...................................       1.30           1.25             1.20             1.20           1.00
Percentage return on
   Average stockholders' equity................        8.6            8.4              8.8             (1.1)          13.8
   Average borrowed and invested capital.......        8.0            8.4              9.7              1.5           13.2
   Average total assets........................        4.8            5.0              5.3              (.6)           6.5
--------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES FOR THE YEAR
Exploration and production/3/.................. $  302,651        536,963          159,998          155,017        146,679
Refining, marketing, and transportation........     94,697         86,885           68,073           63,143         59,056
Farm, timber, and real estate..................     11,403          9,674            6,017            2,858         10,375
Corporate and other............................      4,876          4,034            1,477            2,203          4,039
--------------------------------------------------------------------------------------------------------------------------
                                                $  413,627        637,556          235,565          223,221        220,149
==========================================================================================================================
FINANCIAL CONDITION AT YEAR-END
Current ratio..................................       1.18           1.32             1.87             1.30           1.17
Working capital................................ $   79,594        130,242          371,682          156,204        106,518
Net property...................................  1,722,661      1,549,250        1,073,179        1,128,641      1,040,825
Total assets...................................  2,312,032      2,168,859        1,936,514        2,174,626      2,126,719
Long-term obligations/4/.......................    172,452        109,218           24,929          193,152        207,867
Minority interest..............................          -              -                -                -        180,516
Stockholders' equity...........................  1,270,679      1,222,350        1,200,088        1,200,819        873,163
   Per share...................................      28.34          27.28            26.76            26.71          25.76
Long-term obligations/4/ -- percent of
  capital employed.............................       11.9            8.2              2.0             13.9           16.5
--------------------------------------------------------------------------------------------------------------------------

/1/Includes effects on income of unusual or infrequently occurring items in 1994, 1993, and 1992 that are detailed in Management's Discussion and Analysis, page 26. Also, unusual or infrequently occurring items in 1991 and 1990 resulted in an increase (decrease) to net income of $(67,333), $(1.71) a share, and $17,923, $.53 a share, respectively.
/2/Prior year amounts have been restated to conform to 1994 presentation. /3/Includes amounts expensed and cost of assets acquired by assuming directly related liabilities.
/4/Includes nonrecourse debt of $122,638 in 1994 and $87,509 in 1993, 8.5 percent and 6.6 percent, respectively, of capital employed.

[GRAPH: Income Excluding Unusual Items]
[GRAPH: Cash Provided by Continuing Operations]
[GRAPH: Stockholders' Equity at Year-End]

[GRAPH: Income Contribution by Operating Function]


MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

      Consolidated net income for 1994 was $106.6 million, $2.37 a share, compared to $102.1 million, $2.28 a share, in 1993. In 1992, the Company earned $105.6 million, $2.35 a share. As reviewed in Note C to the consolidated financial statements, the Company sold its contract drilling business effective January 1, 1992. This activity has been accounted for as discontinued operations, and net income for 1992 included a net gain of $23.9 million, $.53 a share, from disposal of the contract drilling business. Results of operations for the three years ended December 31, 1994 also included other unusual or infrequently occurring items that resulted in net gains of $20.3 million, $.45 a share, in 1994; $25.7 million, $.57 a share, in 1993; and $26.8 million, $.60 a share, in 1992. The 1993 net gain included $15.3 million, $.34 a share, from adoption of new accounting standards.

      Income from continuing operations before unusual or infrequently occurring items totaled $86.3 million in 1994, an increase of $9.9 million, or 13 percent, compared to 1993. Earnings from the Company's exploration and production operations increased $8.3 million, while income from the refining, marketing, and transportation function declined $1.3 million. Income from farm, timber, and real estate operations increased $4.4 million, and the cost of corporate activities increased $1.5 million compared to 1993.

      In 1993, income from continuing operations before unusual or infrequently occurring items was $76.4 million, an increase of $21.5 million compared to 1992. Earnings from exploration and production operations improved by $1 million. Refining, marketing, and transportation profits improved $23.5 million compared to 1992, and earnings from farm, timber, and real estate operations increased $4.7 million. The cost of corporate functions increased $7.7 million compared to 1992.

      In the following table, the Company's results of operations for the three years ended December 31, 1994 are presented by segment. Unusual or infrequently occurring items, which can obscure underlying trends of operating results and affect comparability between years, are set out separately. A review of the information presented follows the table.

------------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars)                                                                1994              1993             1992*
------------------------------------------------------------------------------------------------------------------------------------

Exploration and production
    United States ................................................                   $18.1             32.7             42.2
    Canada........................................................                    15.1              6.3              1.2
    United Kingdom................................................                     6.0              3.5             (1.6)
    Other international...........................................                     6.0             (5.6)            (5.9)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      45.2             36.9             35.9
------------------------------------------------------------------------------------------------------------------------------------

Refining, marketing, and transportation
    United States.................................................                    17.7             11.2             (6.0)
    Western Europe................................................                     5.2             11.7              4.6
    Canada........................................................                     7.3              8.6              9.4
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      30.2             31.5              8.0
------------------------------------------------------------------------------------------------------------------------------------

Farm, timber, and real estate.....................................                    17.5             13.1              8.4
Corporate and other...............................................                    (6.6)            (5.1)             2.6
------------------------------------------------------------------------------------------------------------------------------------

Income from continuing operations before
  unusual or infrequently occurring items.........................                    86.3             76.4             54.9
Settlement of DOE matters.........................................                    13.9                -                -
Refund and settlement of income tax matters.......................                     6.4             14.4             33.7
Provision for environmental remediation matters...................                       -             (4.0)            (6.9)
------------------------------------------------------------------------------------------------------------------------------------

Income from continuing operations.................................                   106.6             86.8             81.7
Cumulative effect of changes in accounting principles for
    Income taxes .................................................                       -             31.8                -
    Postretirement benefits other than pensions, net of taxes.....                       -            (16.5)               -
Gain on disposal of discontinued contract drilling segment........                       -                -             23.9
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                          $106.6            102.1            105.6
====================================================================================================================================

*The tax benefit of utilizing a financial net operating loss carryforward of $18.9, reported in the 1992 Consolidated Statement of Income as an extraordinary item, is allocated in this summary.

EXPLORATION AND PRODUCTION -- Earnings from exploration and production operations before unusual or infrequently occurring items were $45.2 million in 1994, $36.9 million in 1993, and $35.9 million in 1992. A 50-percent increase in crude oil and liquids production and a seven-percent reduction in exploration expenses contributed to the increase in 1994 earnings. Partial offsets were a seven-percent reduction in natural gas sales, primarily in the U.S., and a nine-percent decline in the average sales price for U.S. natural gas. Average crude oil sales prices were also lower in most of the Company's producing areas. The increase in 1993 was due to an 11-percent increase in crude oil and liquids production, a 10-percent increase in natural gas sales, and a 26-percent decline in exploration expenses. These improvements were essentially offset by lower average crude oil sales prices.

      The results of operations for oil and gas producing activities for each of the last three years are shown by major operating area on pages 52 and 53. A summary of oil and gas revenues reflected therein is presented in the following table.


--------------------------------------------------------------------------------
(Millions of dollars)                  1994           1993           1992
--------------------------------------------------------------------------------
United States
   Crude oil ..................       $ 73.7           81.7           90.9
   Natural gas.................        136.1          165.8          122.0
Canada
   Crude oil ..................         54.3           54.1           48.8
   Natural gas ................         19.7           16.4           11.2
   Synthetic oil...............         52.7              -              -
United Kingdom
   Crude oil ..................         77.7           38.4           41.0
   Natural gas ................          9.0           11.0           13.4
Ecuador -- crude oil...........          7.9              -              -
Other..........................         17.6           17.2           28.3
--------------------------------------------------------------------------------
        Total                         $448.7          384.6          355.6
================================================================================

      Daily production rates and weighted average sales prices are shown in the statistical summary on page 55.

      Worldwide crude oil and liquids production averaged 51,328 barrels a day in 1994, 34,311 in 1993, and 30,820 in 1992. Crude oil and liquids production in the U.S. declined three percent in 1994, with production from new drilling nearly offsetting normal reservoir depletion. In 1993, a three-percent increase in production was attributable to restoration of production from certain fields damaged by Hurricane Andrew in August 1992. Canadian production increased 69 percent in the current year following a 25-percent increase in 1993. The Company's acquisition near the end of 1993 of a five-percent interest in a synthetic crude oil project contributed 9,065 barrels a day to Canadian production in 1994. Production of heavy oil declined eight percent in 1994 following a 39-percent increase in 1993 as the result of an accelerated program to develop the Company's heavy oil reserves. A continuation of this program was deferred in early 1994 in response to weak crude oil prices. Resumption of the program is planned for early 1995. Murphy's average production from the U.K. more than doubled in 1994, and included 5,566 barrels a day as a result of the 1993 acquisition of an 11.26-percent interest in Block 16/17 ("T" Block) in the North Sea. This block commenced production in November 1993 and was averaging approximately 7,000 barrels a day at the end of 1994. Production from the Ninian field in the North Sea was up over the prior year by 36 percent in 1994 and one percent in 1993. The increase in 1994 was due to the acquisition of an additional 3.82-percent interest in the field at the beginning of the year. Production in Ecuador commenced in June 1994 from the three northern fields in the concession and in December 1994 from one of the southern fields. Production averaged 1,967 barrels a day in 1994 and was averaging approximately 6,000 barrels a day by the end of the year.

      Worldwide sales of natural gas averaged 256.3 million cubic feet a day in 1994, 274.9 million in 1993, and 250.6 million in 1992. Sales of natural gas in the U.S. declined nine percent in 1994, primarily due to voluntary production curtailments in response to low sales prices, as normal production declines were nearly offset by incremental production from new fields placed on stream during 1993 and 1994. Low sales prices for U.S. natural gas in early 1995 have resulted in further production curtailments. Natural gas sales for 1994 were at record levels in Canada, increasing three percent. Natural gas sales were down 22 percent in the U.K., primarily as a result of contractual restrictions on volumes available for sale. While natural gas sales in Spain increased 32 percent in 1994, such sales were all from the Gaviota field and will cease when the field becomes only a storage facility for third-party natural gas in the second quarter of 1995. As a partial offset, sales from the Albatros field are expected to commence in the third quarter of 1995. In 1993, sales of natural gas increased 15 percent

[GRAPH: Range of U.S. Crude Oil Sales Prices]
[GRAPH: Range of U.S. Natural Gas Sales Prices]

[GRAPH: Exploration Expenses]

in the U.S. Restoration of production shut in by Hurricane Andrew damage and production from a new field accounted for the increase. Natural gas sales in 1993 increased 21 percent in Canada and two percent in the U.K., but declined 51 percent in Spain.

      As previously indicated, worldwide crude oil prices were under pressure throughout most of 1994. In the U.S., Murphy's 1994 average monthly sales prices for crude oil ranged from $12.71 a barrel to $17.58, and averaged $15.36 for the year, a seven-percent decline compared to 1993. In Canada, the average sales price for light oil was $14.61 a barrel in 1994, a decrease of three percent, while the average price for heavy oil ran counter to the trend and increased seven percent to $10.56. The average sales price for synthetic crude oil was $15.92 in 1994. U.K. sales prices ranged from $13.38 a barrel to $17.63 and averaged $15.77 in 1994, a decrease of five percent from 1993. Average crude oil prices in 1993 were 12 percent lower in both the U.S. and the U.K. In Canada, average sales prices were down 10 percent for light oil and 11 percent for heavy oil when compared to 1992.

      In 1994, natural gas sales prices in the U.S. ranged from $1.42 an MCF to $2.40. Prices for the year averaged $1.91 an MCF compared to $2.10 a year ago. Subsequent to the end of the year, the average sales price for U.S. natural gas has declined as much as 10 percent below the lowest price that occurred during 1994. In Canada, the average 1994 sales price for natural gas increased 16 percent despite a strengthening U.S. dollar in relation to the Canadian dollar. Sales prices in early 1995 are also on a downward trend in Canada. Prices for 1994 increased five percent in the U.K. but decreased three percent in Spain. Average natural gas sales prices in 1993 were up 20 percent in the U.S., 21 percent in Canada, and two percent in Spain. The U.K. price declined 19 percent.

      Based on 1994 volumes and deducting taxes at marginal rates, each $1 a barrel and $.10 an MCF fluctuation in price would have affected annual exploration and production earnings by $11.1 million and $6.1 million, respectively. Consolidated net income could have been affected differently because of contrary or corollary effects on other business segments.

      Production costs were $164.8 million in 1994, $114.4 million in 1993, and $110 million in 1992. These amounts are shown by major operating area on pages 52 and 53. Costs per equivalent barrel of production during the last three years were as follows.

--------------------------------------------------------------------------------
(Dollars per
(equivalent barrel)               1994               1993             1992
--------------------------------------------------------------------------------
United States..................   $ 3.31             3.21             3.00
Canada
     Excluding syn-
       thetic oil..............     3.56             3.70             4.18
     Synthetic oil.............    12.09                -                -
United Kingdom.................     6.00             6.80             8.73
Ecuador........................     8.21                -                -
Worldwide -- exclud-
  ing synthetic oil............     4.02             3.91             4.14
================================================================================

      The increase in the cost per equivalent barrel in the U.S. in 1994 was due primarily to lower production volumes resulting from curtailment of natural gas sales. The increase in 1993 was due to higher insurance costs as a result of Hurricane Andrew, partially offset by an increase in production volumes. Reductions in Canada were due to strengthening of the U.S. dollar in relation to the Canadian dollar, and in 1993, higher production volumes. The U.K. cost per equivalent barrel was down in 1994 primarily as a result of production from "T" Block. The reduction in 1993 was due to a successful cost reduction program in the Ninian field, higher production volumes, and a strengthening of the U.S. dollar in relation to the pound sterling.

      Exploration expenses for each of the last three years are shown in total in the following table, and amounts are reported by major operating area on pages 52 and 53. Certain of the expenses are included in the capital expenditure totals for exploration and production activities.

--------------------------------------------------------------------------------
(Millions of dollars)                      1994           1993            1992
--------------------------------------------------------------------------------
Included in capital
  expenditures
    Dry hole costs....................     $16.6          21.5            29.9
    Geological and
      geophysical costs...............       9.5           7.6             8.9
    Other costs.......................       5.6           4.9             5.9
--------------------------------------------------------------------------------
                                            31.7          34.0            44.7
Undeveloped lease
  amortization........................      11.0          12.1            17.4
--------------------------------------------------------------------------------
        Total                              $42.7          46.1            62.1
================================================================================

      During 1994, the Company logged and cored a potentially producible natural gas accumulation in a well drilled on Mobile Block 908. The cost of the well, $14.4 million, has been capitalized pending further evaluation expected to occur during the second quarter of 1995.

      Depreciation, depletion, and amortization totaled $169.8 million in 1994, $141.2 million in 1993, and $129.7 million in 1992. The increase in 1994 was primarily due to higher production volumes. The increase in 1993 was mainly due to adoption of Statement of Financial Accounting Standards No. 109 (SFAS No. 109), Accounting for Income Taxes. As reviewed in Note B to the consolidated financial statements, SFAS No. 109 resulted in an addition to net property, plant, and equipment, representing the tax effect of prior business combinations originally recorded net of tax. Depreciation, depletion, and amortization in 1993 was increased by $10.9 million attributable to that adjustment; the amount was essentially offset by additional deferred income tax benefits.

REFINING, MARKETING, AND TRANSPORTATION -- Earnings from refining, marketing, and transportation operations before unusual or infrequently occurring items were $30.2 million in 1994, $31.5 million in 1993, and $8 million in 1992. Operations in the U.S. earned $17.7 million in 1994 compared to $11.2 million in 1993. U.S. operations lost $6 million in 1992. Operations in Western Europe earned $5.2 million in 1994 compared to $11.7 million in 1993 and $4.6 million in 1992. Canadian operations contributed $7.3 million to 1994 earnings compared to $8.6 million in 1993 and $9.4 million in 1992.

      Unit margins (sales realizations less crude and other feedstocks, refining, and costs to point of delivery) averaged $1.07 a barrel in the U.S. in 1994, $.82 in 1993, and $.48 in 1992. U.S. product sales were down slightly in 1994 following a six-percent increase in 1993. Although the Company's southeastern marketing area remained highly competitive in 1994, margins were generally higher throughout most of the year compared to 1993. While continuing to benefit from a strong asphalt market during the summer months, margins in the upper-midwest area were down slightly from 1993 levels. Both areas experienced a significant weakness in margins at the end of 1994, and in early 1995, the Company was incurring losses in its U.S. downstream operations. Margins improved in 1993 as the U.S. economy began to recover from the depressed levels of 1992.

      Margins in Western Europe averaged $2.17 a barrel in 1994, $3.08 in 1993, and $2.67 in 1992. Sales of petroleum products increased 24 percent in 1994 and three percent in 1993. Most of the 1994 increase related to low-margin cargo sales. West European margins fluctuated widely in 1994, but were generally below levels of a year ago and were declining late in the year. Losses were also being incurred in Western Europe in early 1995. Margins were up in 1993 due to an improvement in economic activity.

      Based on sales volumes for 1994 and deducting taxes at marginal rates, each $.42 a barrel ($.01 a gallon) fluctuation in unit margins would have affected annual refining and marketing profits by $14.9 million. Consolidated net income could have been affected differently because of contrary or corollary effects on other business segments.

      The earnings decline in 1994 from purchasing, transporting, and reselling crude oil in Canada was due to lower crude trading volumes and a strengthening of the U.S. dollar in relation to the Canadian dollar more than offsetting higher pipeline throughputs. The decline in 1993 was due to lower crude trading volumes and increased pipeline operating costs, offset in part by an increase in throughput volumes.

FARM, TIMBER, AND REAL ESTATE -- Earnings from farm, timber, and real estate operations were $17.5 million in 1994, $13.1 million in 1993, and $8.4 million in 1992. The increase in 1994 was due to a strong performance from timber operations, which earned $14.7 million, a $3.4 million improvement. Pine sawtimber harvested from Company lands increased eight percent, and the average sales price increased 20 percent to $372 per thousand board feet. Sales of finished lumber increased 20 percent, and the average sales price increased eight percent to $363 per thousand board feet. The earnings contribution from real estate operations totaled $1.9 million, down $.5 million. Lot sales declined 33 percent as higher interest rates began to adversely affect construction of single-family homes. Farming operations earned $1.1 million compared to an approximate break-even level in 1993. The improvement in 1993 earnings was primarily from timber operations, a $5.5 million increase, and real estate operations, a $.6 million increase. Timber earnings were up as a result of an increase in sales of pine sawtimber and lumber, combined with higher sales prices. The improvement in earnings from real estate operations was due to an increase in lot sales. The farms were hampered by adverse weather throughout 1993 and were down $1.2 million compared to 1992.

[GRAPH: Average Sales Price of U.S. Refined Products]
[GRAPH: Average Sawmill Margin]

[GRAPH: Selling and General Expenses]

CORPORATE -- This segment includes interest income and expense and corporate overhead not allocated to operating functions, and ordinarily results in a net burden as in 1994 and 1993. The contribution to earnings of $2.6 million in 1992 was due to use of proceeds from sale of the contract drilling business, which resulted in a significant increase in interest income from invested funds. A substantial portion of the invested funds has been used to acquire oil and gas properties, resulting in lower interest income for 1993 and 1994.

UNUSUAL OR INFREQUENTLY OCCURRING ITEMS -- Net income for each of the three years ended December 31, 1994 included certain unusual or infrequently occurring items reviewed below. The information presented indicates the quarter in which the item occurred. Certain other quarterly information is presented on page 34.
  * Settlement of DOE matters -- An after-tax gain of $13.9 million was recorded in the third quarter of 1994 upon settlement of a dispute with the U.S. Department of Energy (DOE) concerning the price at which the Company sold certain of its crude oil production under regulations in effect from September 1973 through January 1981. The pretax amount of the gain, $21 million, was included in "Interest, Income from Equity Companies, and other Nonoperating Revenues" (see Note Q to the consolidated financial statements).
  * Refund and settlement of income tax matters -- A gain of $6.4 million for settlement of income tax matters in the U.K. was recorded in the second quarter of 1994. Gains of $11.3 million and $3.1 million were recorded in the first and fourth quarters, respectively, of 1993, for refund and settlement of income tax matters in the U.K. A $21.5 million gain for refund of U.S. income taxes was recorded in the second quarter of 1992, and a $12.2 million gain for settlement of income tax matters in the U.K. and Gabon was recorded in the third quarter of 1992. The foregoing gains were reflected primarily as reductions of income taxes.
  * Provision for environmental remediation matters -- An after-tax provision of $4 million was recorded in the fourth quarter of 1993 for environmental remediation matters. After-tax provisions of $3.6 million and $3.3 million were recorded in the second and fourth quarters, respectively, of 1992. Pretax amounts of $6.2 million in 1993 and $8.7 million in 1992 were included in "Crude Oil, Products, and Related Operating Expenses."
  * Cumulative effect of changes in accounting principles -- The first quarter of 1993 included a net benefit of $15.3 million for the cumulative effect of accounting changes that were adopted effective January 1, 1993 (see Note B to the consolidated financial statements).
  * Gain on disposal of discontinued contract drilling segment -- The first quarter of 1992 included a net gain of $20.3 million from sale of the contract drilling business; the fourth quarter included a $3.6 million adjustment to increase that gain, primarily related to a benefit from curtailment of a pension plan (see Notes C and K to the consolidated financial statements).

      Excluding the cumulative effect of changes in accounting principles in 1993 and gain on disposal of discontinued contract drilling segment in 1992, the income (loss) effects of unusual or infrequently occurring items are summarized by segment in the following table for the three years ended December 31, 1994.

--------------------------------------------------------------------------------
(Millions of dollars)               1994             1993                 1992
--------------------------------------------------------------------------------
Exploration and
  production
    United States...............   $   -                -                  (.2)
    United Kingdom..............     6.4             14.4                  3.3
    Other international.........       -                -                  4.2
--------------------------------------------------------------------------------
                                     6.4             14.4                  7.3
--------------------------------------------------------------------------------
Refining, marketing,
  and transportation
    United States...............       -             (3.9)                (5.9)
    Western Europe..............       -              (.1)                (2.8)
--------------------------------------------------------------------------------
                                       -             (4.0)                (8.7)
--------------------------------------------------------------------------------
Corporate and other                 13.9                -                 28.2
--------------------------------------------------------------------------------
      Total                        $20.3             10.4                 26.8
================================================================================

      Certain of the unusual or infrequently occurring items had a significant effect on the Company's consolidated effective income tax rates, which were 32 percent in 1994, 35 percent in 1993, and nine percent in 1992 (see Note G to the consolidated financial statements).

 IMPACT OF INFLATION

      General inflation was moderate during the last three years in most countries where the Company operates; however, Murphy's revenues and costs do not necessarily correlate to changes in the general inflation rate. The Company's capital and operating costs are influenced to a larger extent by specific price changes in the oil and gas and allied industries. Crude oil and petroleum product prices generally reflect the balance between supply and demand, with crude oil prices being particularly sensitive to OPEC production levels and/or attitudes of traders concerning supply/demand balance in the near future. Natural gas prices are affected by supply and demand (which to a significant extent is weather-related) and by the fact that delivery of natural gas is generally restricted to specific geographical areas. Lumber and farm commodities reflect the balance between supply and demand, while real estate sales respond to changes in the general economy and interest rates.

CAPITAL EXPENDITURES

      As shown in the selected financial information on page 25, capital expenditures were $413.6 million in 1994 compared to $637.6 million in 1993 and $235.6 million in 1992. These amounts included $31.7 million, $34 million, and $44.7 million of exploration expenditures that were expensed.
Also included were $37.1 million in 1994 and $259.7 million in 1993 for acquisition of proved oil and gas properties. Capital expenditures for exploration and production activities totaled $302.6 million in 1994, 73 percent of the Company's total capital expenditures for 1994. Excluding acquisition of proved properties, exploration and production activities accounted for 71 percent of 1994 capital expenditures and totaled $265.5 million--$9.3 million for acquisition of undeveloped leases, $76.9 million for exploration activities, and $179.3 million for development projects. Development expenditures included $52.8 million for oil fields in Ecuador and $52.2 million for the Hibernia oil field, offshore Newfoundland. The expenditures for acquisitions of proved properties in 1994 included $14.9 million for an additional 3.82-percent interest in the Ninian oil field in the North Sea and $21.6 million for a 10.7-percent interest in the Terra Nova oil field, offshore Newfoundland. Exploration and production capital expenditures are shown by major operating area on pages 52 and 53. Amounts shown under "Other" in 1994 included $11.9 million for offshore Spain--primarily
$5 million for development of the Albatros field and $4.2 million for facilities to store third-party natural gas.

      Refining, marketing, and transportation expenditures, detailed in the following table, were $94.7 million in 1994, or 23 percent of total capital expenditures, compared to $86.9 million in 1993 and $68.1 million in 1992.


--------------------------------------------------------------------------------
(Millions of dollars)              1994             1993                 1992
--------------------------------------------------------------------------------
Refining
    United States............     $72.4              64.3                36.9
    United Kingdom...........       2.1               2.1                11.1
--------------------------------------------------------------------------------
        Total refining             74.5              66.4                48.0
--------------------------------------------------------------------------------
Marketing
    United States............       6.8               6.9                 6.8
    United Kingdom ..........      10.1               9.9                 6.5
    Canada...................        .1                .1                  .8
--------------------------------------------------------------------------------
        Total marketing            17.0              16.9                14.1
--------------------------------------------------------------------------------
Transportation
    United States............       1.0                .2                  .6
    Canada...................       2.2               3.4                 5.4
--------------------------------------------------------------------------------
        Total transportation        3.2               3.6                 6.0
--------------------------------------------------------------------------------
        Total                     $94.7              86.9                68.1
================================================================================

       Refining expenditures of $74.5 million included $24.7 million at Meraux, Louisiana, for sour crude processing facilities. Expenditures related to environmental regulations totaled $34.3 million, of which $15.8 million was at Superior, Wisconsin, for treatment of waste water and control of emissions. Marketing expenditures of $17 million included the costs of sites and new service stations, acquisition of stations, and improvements and replacements at existing stations and terminals.

      Capital expenditures for farm, timber, and real estate operations totaled $11.4 million in 1994 compared to $9.7 million in 1993 and $6 million in 1992. Expenditures in 1994 included $7.2 million for sawmill upgrades and other timber operations, $3.9 million for real estate development, and $.3 million for the farms.

CASH FLOWS

      Cash provided by continuing operations was $337.3 million in 1994, $363 million in 1993, and $284.2 million in 1992. Such amounts included cash provided from unusual or infrequently occurring items of $5.3 million in 1994, $11.8 million in 1993, and $41.5 million in 1992. Changes in operating working capital other than cash and cash equivalents required cash of $16.2 million in 1994 and $30.9 million in 1992. In 1993, those changes provided $.4 million of cash. Cash provided by continuing operations was reduced by expenditures for refinery turnarounds and abandonment of oil and gas properties totaling $55.3 million in

[GRAPH: Capital Expenditures in 1994]

[GRAPH: Sources of Cash and Cash Equivalents in 1994]
[GRAPH: Uses of Cash and Cash Equivalents in 1994]

1994, $13.4 million in 1993, and $3.5 million in 1992. Additions to debt provided $71 million of cash in 1994, including $42.8 million from nonrecourse debt arrangements. Nonrecourse debt arrangements provided $27.7 million of cash in 1993. Disposition of assets provided $365.4 million in 1992, primarily from sale of the contract drilling business.

      Capital expenditures required $413.6 million of cash in 1994, $570.2 million in 1993, and $235.6 million in 1992. The 1993 amount excludes $67.4 million of noncash, seller-financed capital expenditures. Other significant cash outlays during the three years included $11.1 million in 1994 and $217 million in 1992 for reductions of debt. Cash used for dividends to stockholders was $58.2 million in 1994, $55.9 million in 1993, and $53.8 million in 1992. The Company also repurchased 48,400 shares of its Common Stock in 1993 and 161,100 shares in 1992 for costs of $1.6 million and $5.4 million, respectively.

FINANCIAL CONDITION

      Year-end working capital totaled $79.6 million in 1994, $130.2 million in 1993, and $371.7 million in 1992. The changes during the two most recent years primarily reflect expenditures to expand the Company's oil and gas business following the 1992 cash sale of the Company's contract drilling business for $372 million. The current level of working capital does not fully reflect the Company's liquidity position, as the relatively low historical costs assigned to inventories under LIFO accounting were $57.4 million below current costs at December 31, 1994. Cash and equivalents at the end of 1994 totaled $71.1 million compared to $141.2 million a year ago and $377.8 million at year-end 1992.

      Long-term obligations increased $63.2 million and were $172.5 million at year-end, 12 percent of total capital employed, and included $122.6 million of nonrecourse debt incurred in connection with acquisition and development of proved properties. Long-term obligations totaled $109.2 million at the end of 1993 compared to $24.9 million at year-end 1992. Stockholders' equity was $1.27 billion at the end of 1994 compared to $1.22 billion a year ago. A summary of transactions in the equity accounts is presented on page 39.

      The primary sources of the Company's liquidity are internally generated funds, access to outside financing, and working capital. The Company relies on internally generated funds to finance the major portion of its capital and other expenditures, but maintains lines of credit with banks and borrows as necessary to meet spending requirements. Current financing arrangements are set forth in Note E to the consolidated financial statements. At the end of 1994, the Company also had a shelf registration on file with the SEC that would permit the offer and sale of $250 million of debt securities. Because of the Company's current financial position, no problem is anticipated in meeting future requirements for funds.

      The Company had commitments of $224 million for capital projects in progress at December 31, 1994.

ENVIRONMENTAL

      The Company's worldwide operations are subject to numerous laws and regulations designed to protect the environment and/or impose remedial obligations. In addition, the Company may be involved in personal injury claims, allegedly caused by exposure to materials manufactured or used in the Company's operations. The Company currently operates or has previously operated certain sites or facilities, including refineries, oil and gas fields, service stations, and terminals, for which known or potential obligations for environmental remediation exist.

      Under the Company's accounting policies, liabilities for environmentally related obligations are recorded when such obligations are probable and the cost can be reasonably estimated. In instances where there is a range of reasonably estimated costs, the Company will record the most likely amount, or if no amount is most likely, the minimum of the range. Amounts recorded as liabilities are reviewed quarterly and adjusted as needed. Actual cash expenditures often occur a number of years after recognition of the liabilities.

      The Company's reserve for remediation obligations, which is included in "Deferred Credits and Other Liabilities" in the Consolidated Balance Sheets, contains certain amounts that are based on anticipated regulatory approval of proposed remediation processes involving a land farm, formerly used for disposal of refinery waste, and closure of refinery water basins. If regulatory authorities require more costly alternatives than the proposed processes, future expenditures could increase by up to an estimated $8 million above the amount reserved.

      The Company has received notices from the U.S. Environmental Protection Agency that it is a Potentially Responsible Party (PRP) at four Superfund sites and has been assigned responsibility by defendants at another Superfund site. In addition, the Company is aware of one other site at which it could be named as a PRP. The potential total cost to all parties to perform necessary remediation work at these sites is substantial. However, based on information currently available, the Company is a de minimus party, with assigned or potentially assigned responsibility of less than one percent at all but one of the sites. At that site, the Company has not determined either its potentially assigned responsibility percentage or its potential total remediation cost. The Company has recorded a reserve totaling $.1 million for Superfund sites, and due to currently available information on one site and the minor percentages involved on the other sites, the Company does not expect that its related remediation costs will be material to its financial condition. Additional information may become known in the future that would alter this assessment, including any requirement to bear a pro rata share of costs attributable to nonparticipating PRP's or indications of additional responsibility by the Company.

      Although the Company is not aware of any environmental matters that might have a material effect on the Company's financial condition, there is the possibility that additional expenditures could be required at currently unidentified sites, and new or revised regulatory requirements could necessitate additional expenditures at known sites. Such expenditures could have a material impact on the results of operations in a future period.

      The Company believes that certain of the environmental remediation obligations are covered by insurance; however, this issue is the subject of ongoing litigation and no assurance can be given that the Company's position will be sustained. Therefore, the environmental liabilities recorded at December 31, 1994 have not been reduced for any possible insurance recoveries.

      The Company's refineries also incur costs to handle and dispose of hazardous wastes and other chemical substances on a recurring basis. These costs are generally expensed as incurred and amounted to $3.3 million in 1994.

      In addition to remediation and other recurring expenditures, Murphy commits a substantial amount of its capital expenditure program for compliance with environmental laws and regulations. Such capital expenditures were approximately $55 million in 1994 and are expected to be $48 million in 1995.

OTHER MATTERS

      The effects of exchange rate fluctuations on net income and the Company's use of derivative financial instruments are reviewed in Notes H and M, respectively, to the consolidated financial statements.

      The Financial Accounting Standards Board is expected to issue an accounting standard in early 1995 that would be effective for fiscal years beginning after December 15, 1995 and address the accounting for impairment of long-lived assets. The standard will establish guidance for recognizing and measuring impairment losses and require that the carrying amount of an impaired asset be reduced to fair value. The standard will require a review for impairment when events or changed circumstances indicate that the carrying amount may not be recoverable. Recoverability would generally be determined by future cash flows expected to result from use and eventual disposition of the asset. The Company has not determined the impact that adoption of the standard will have on its financial statements.

OUTLOOK

      In planning for 1995, prices for the Company's products remain an uncertainty. U.S. and Canadian natural gas prices dropped sharply in late
1994 and continued to decline in early 1995. In addition, the Company's three downstream systems were incurring losses subsequent to year-end. In such an environment, constant reassessment of spending plans is required. The
Company's capital expenditure budget for 1995 was prepared during the fall of 1994 and provides for expenditures of $368 million. A major portion of this amount, $271 million or 74 percent, is allocated for exploration and production. Geographically, about 42 percent of the exploration and production money is designated for the U.S., with primary emphasis in the Gulf of Mexico, 33 percent for Canada, including $46 million for further development of the Hibernia oil field (most of which will be funded by additional nonrecourse debt), 13 percent for the U.K., seven percent for further development of oil fields in Ecuador, and the remaining five percent for other overseas operations. Capital expenditures for refining, marketing, and transportation are budgeted at $73 million, including $11 million for environmental compliance projects at the Superior refinery. Budgeted marketing capital expenditures total $11 million in the U.S. and $14 million in the U.K. Other budgeted expenditures include $16 million for farm, timber, and real estate operations, about equally divided between real estate and sawmills, and $8 million for miscellaneous items. Capital and other expenditures are under constant review, and these budgeted amounts may be adjusted to reflect changes in estimated cash flow.

QUARTERLY INFORMATION

------------------------------------------------------------------------------------------------------------------------------------
                                                                                          1994/1/
------------------------------------------------------------------------------------------------------------------------------------

                                                            FIRST          SECOND           THIRD           FOURTH
(Millions of dollars except per share amounts)            QUARTER         QUARTER         QUARTER          QUARTER             YEAR
------------------------------------------------------------------------------------------------------------------------------------

Sales and other operating revenues/2/.............         $406.6           432.9           470.0            428.7          1,738.2
Income before income taxes........................           41.1            33.7            57.9             24.2            156.9
Net income........................................           23.7            27.5            37.3             18.1            106.6
Per Common share/3/
    Net income....................................            .53             .61             .83              .40             2.37
    Dividends.....................................           .325            .325            .325             .325             1.30
Market price
    High..........................................         44 3/4             46           47 3/8           49 1/8           49 1/8

    Low...........................................         37 7/8             40           42 1/8           40 1/2           37 7/8

------------------------------------------------------------------------------------------------------------------------------------
                                                                                          1993/1/
------------------------------------------------------------------------------------------------------------------------------------

Sales and other operating revenues/2/............          $394.3           423.5           417.7            419.1          1,654.6
Income before income taxes and cumulative
  effect of changes in accounting principles......           23.3            42.2            33.8             34.3            133.6
Income before cumulative effect of changes
  in accounting principles........................           23.9            22.7            20.2             20.0             86.8
Cumulative effect of changes in accounting
  principles......................................           15.3               -               -                -             15.3
Net income........................................           39.2            22.7            20.2             20.0            102.1
Per Common share/3/
    Income before cumulative effect of changes in
      accounting principles.......................            .53             .51             .45              .45             1.94
    Cumulative effect of changes in accounting
      principles..................................            .34               -               -                -              .34
    Net income....................................            .87             .51             .45              .45             2.28
    Dividends.....................................            .30             .30            .325             .325             1.25
Market price
    High..........................................         42 3/8          45 1/8          47 3/4           47 7/8           47 7/8
    Low...........................................         33              38 7/8          39 1/2           37 5/8           33
------------------------------------------------------------------------------------------------------------------------------------

/1/The effects of unusual or infrequently occurring gains (losses) on quarterly net income are reviewed in Management's Discussion and Analysis. Quarterly totals, in millions of dollars, and the effect per Common share of these unusual or infrequently occurring items are reported in the following table.
/2/Each quarterly period in 1993 and the first three quarters of 1994 have been restated to conform to 1994 presentation.

------------------------------------------------------------------------------------------------------------------------------------
                                                            First          Second           Third           Fourth
(Millions of dollars except per share amounts)            Quarter         Quarter         Quarter          Quarter             Year
------------------------------------------------------------------------------------------------------------------------------------

1994
Quarterly totals.....................................       $   -             6.4            13.9                -             20.3
Per Common share/3/..................................           -             .14             .31                -              .45
------------------------------------------------------------------------------------------------------------------------------------

1993
Quarterly totals.....................................       $11.3               -               -              (.9)            10.4
Per Common share/3/..................................         .25               -               -             (.02)             .23
------------------------------------------------------------------------------------------------------------------------------------

/3/Based on average number of Common and Common equivalent shares outstanding during the respective periods.

Market prices of Common Stock are as quoted on the New York Stock Exchange. There were 4,778 stockholders of record at December 31, 1994.

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

        Management is also responsible for maintaining a system of internal accounting controls designed to provide reasonable assurance (but not absolute) that financial information is objective and reliable by ensuring that all transactions are properly recorded in the Company's accounts and records, written policies and procedures are followed, and assets are safeguarded. The system is also supported by careful selection and training of qualified personnel. When establishing and maintaining such a system, judgment is required to weigh relative costs against expected benefits. Effectiveness of the controls is monitored by the Company's audit staff, which independently and systematically evaluates and formally reports on the adequacy and effectiveness of components of the system.

        Our independent auditors, KPMG Peat Marwick LLP, have audited the consolidated financial statements. Their audit was conducted in accordance with generally accepted auditing standards and provides an independent opinion about the fair presentation of the consolidated financial statements. When performing their audit, KPMG Peat Marwick LLP considers the Company's internal control structure to the extent they deem necessary to issue their opinion on the financial statements. The Board of Directors appoints the independent auditors; ratification of the appointment is solicited annually from the shareholders.

        Annually the Board of Directors appoints an Audit Committee to perform an oversight role for the financial statements. This Committee is composed solely of directors who are not employees of the Company. The Committee meets periodically with representatives of management, the Company's audit staff, and the independent auditors to review the Company's internal controls, the quality of its financial reporting, and the scope and results of audits. The independent auditors and the Company's audit staff have unrestricted access to the Committee, without management's presence, to discuss audit findings and other financial matters.



INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Murphy Oil Corporation:

        We have audited the accompanying consolidated balance sheets of Murphy Oil Corporation and Consolidated Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Murphy Oil Corporation and Consolidated Subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

        As discussed in Note B to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, and Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, in 1993.




KPMG PEAT MARWICK LLP

Shreveport, Louisiana
March 3, 1995

CONSOLIDATED STATEMENTS OF INCOME

-----------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars except per share amounts)
-----------------------------------------------------------------------------------------------------------------------------
Years Ended December 31                                                              1994             1993*             1992*
-----------------------------------------------------------------------------------------------------------------------------
REVENUES
Sales.......................................................................   $1,679,198        1,599,833          1,596,394
Other operating revenues....................................................       58,954           54,790             34,890
Interest, income from equity companies, and other nonoperating revenues.....       30,341           16,514             54,131
-----------------------------------------------------------------------------------------------------------------------------
    Total revenues                                                              1,768,493        1,671,137          1,685,415
-----------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Crude oil, products, and related operating expenses.........................    1,292,558        1,247,831          1,301,485
Exploration expenses, including undeveloped lease amortization..............       42,741           46,071             62,097
Selling and general expenses................................................       66,579           65,195             72,861
Depreciation, depletion, and amortization...................................      207,154          176,213            164,822
Interest expense............................................................       12,403            7,614             17,079
Interest capitalized........................................................       (9,842)          (5,414)            (2,254)
-----------------------------------------------------------------------------------------------------------------------------
    Total costs and expenses                                                    1,611,593        1,537,510          1,616,090
-----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes.......................      156,900          133,627             69,325
Federal and state income taxes .............................................       37,536           40,383             19,018
Foreign income taxes (benefits).............................................       12,736            6,446            (12,454)
-----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations...........................................      106,628           86,798             62,761
Discontinued operations -- gain on disposal of contract drilling segment....            -                -             23,855
-----------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item and cumulative
  effect of changes in accounting principles................................      106,628           86,798             86,616
Extraordinary tax benefit from utilization of financial
  net operating loss carryforward...........................................            -                -             18,949
Cumulative effect of changes in accounting principles.......................            -           15,338                  -
-----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                      $ 106,628          102,136            105,565
=============================================================================================================================

PER COMMON SHARE
Income from continuing operations...........................................     $   2.37             1.94               1.40
Income from discontinued operations.........................................            -                -                .53
-----------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item and cumulative
  effect of changes in accounting principles................................         2.37             1.94               1.93
Extraordinary item..........................................................            -                -                .42
Cumulative effect of changes in accounting principles.......................            -              .34                  -
-----------------------------------------------------------------------------------------------------------------------------
Net income                                                                       $   2.37             2.28               2.35
=============================================================================================================================

Average Common shares outstanding                                              44,882,182       44,856,635         44,931,208
=============================================================================================================================

*Restated to conform to 1994 presentation.

See notes to consolidated financial statements, page 40.

CONSOLIDATED BALANCE SHEETS

------------------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)
------------------------------------------------------------------------------------------------------------------------------------
December 31                                                                                            1994               1993
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
    Cash and cash equivalents................................................................        $   71,144          141,225
    Accounts receivable, less allowance for doubtful accounts
      of $5,554 in 1994 and $5,379 in 1993...................................................           244,241          196,214
    Inventories
        Crude oil and raw materials..........................................................            71,541           76,741
        Finished products....................................................................            44,890           42,959
        Materials and supplies...............................................................            36,000           32,323
    Prepaid expenses.........................................................................            36,357           35,042
    Deferred income taxes....................................................................            14,939           18,497
------------------------------------------------------------------------------------------------------------------------------------
            Total current assets.............................................................           519,112          543,001
Investments and noncurrent receivables.......................................................            28,592           42,518
Property, plant, and equipment, at cost less accumulated depreciation,
  depletion, and amortization of $2,350,578 in 1994 and $2,180,732 in 1993...................         1,722,661        1,549,250
Deferred charges and other assets............................................................            41,667           34,090
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     $2,312,032        2,168,859
====================================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
    Current maturities of long-term obligations..............................................        $    7,615           10,859
    Accounts payable.........................................................................           295,052          255,332
    Accrued taxes other than taxes on income.................................................            36,297           33,303
    Accrued insurance obligations............................................................            23,105           28,420
    Other accrued liabilities................................................................            49,099           55,551
    Income taxes.............................................................................            28,350           29,294
------------------------------------------------------------------------------------------------------------------------------------
            Total current liabilities........................................................           439,518          412,759
Notes payable and other long-term obligations................................................            49,814           21,709
Nonrecourse debt of a subsidiary.............................................................           122,638           87,509
Deferred income taxes........................................................................           140,610          117,571
Reserve for dismantlement costs..............................................................           138,894          123,107
Reserve for major repairs....................................................................             3,244           26,023
Deferred credits and other liabilities.......................................................           146,635          157,831
Stockholders' equity
    Cumulative Preferred Stock, par $100, authorized 400,000 shares, none issued.............                 -                -
    Common Stock, par $1.00, authorized 80,000,000 shares, issued 48,775,314 shares..........            48,775           48,775
    Capital in excess of par value...........................................................           507,797          507,292
    Retained earnings........................................................................           820,568          772,172
    Currency translation adjustments.........................................................            (2,403)          (1,514)
    Unamortized restricted stock awards......................................................              (993)            (660)
    Treasury stock...........................................................................          (103,065)        (103,715)
------------------------------------------------------------------------------------------------------------------------------------
            Total stockholders' equity                                                                1,270,679        1,222,350
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     $2,312,032        2,168,859
====================================================================================================================================

See notes to consolidated financial statements, page 40.

CONSOLIDATED STATEMENTS OF CASH FLOWS

-------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)
-------------------------------------------------------------------------------------------------------------------------
Years Ended December 31                                                           1994            1993               1992
-------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Income from continuing operations............................................ $106,628          86,798             62,761
Adjustments to reconcile above income to net cash provided
  by operating activities
    Depreciation, depletion, and amortization................................  207,154         176,213            164,822
    Expenditures for major repairs and dismantlement costs...................  (55,284)        (13,391)            (3,455)
    Exploratory expenditures charged against income..........................   31,696          33,945             44,701
    Amortization of undeveloped leases.......................................   11,045          12,126             17,396
    Deferred and noncurrent income tax charges (credits).....................   21,328          36,970            (21,740)
    Charge equivalent to federal income tax benefit of
      operating loss carryforward............................................        -               -             18,949
    Gains from disposition of assets.........................................   (1,575)         (1,474)            (1,709)
    Other -- net.............................................................   15,404          32,422             39,399
-------------------------------------------------------------------------------------------------------------------------
                                                                               336,396         363,609            321,124
    (Increase) decrease in operating working capital other than cash
      and cash equivalents...................................................  (16,189)            418            (30,917)
    Cumulative effect of accounting changes on working capital...............        -          25,437                  -
    Net recoveries (expenditures) on insurance claim
      to repair hurricane damage.............................................   14,673         (18,172)           (11,560)
    Other adjustments related to operating activities........................    2,403          (8,319)             5,512
-------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                337,283         362,973            284,159
-------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures requiring cash.......................................... (413,627)       (570,186)          (235,565)
Proceeds from sale of property, plant, and equipment.........................    5,506           5,721              3,716
Other continuing operations -- net...........................................   (1,243)          2,481             (2,847)
Sale of discontinued operations..............................................        -               -            361,673
-------------------------------------------------------------------------------------------------------------------------
      Net cash provided (required) by investing activities                    (409,364)       (561,984)           126,977
-------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Additions to notes payable and other long-term obligations...................   28,248             161                236
Reductions of notes payable and other long-term obligations..................   (3,437)         (3,738)          (182,355)
Additions to nonrecourse debt of a subsidiary................................   42,793          27,693                  -
Reduction of nonrecourse debt of a subsidiary................................   (7,614)              -                  -
Decrease in short-term notes payable.........................................        -          (2,795)           (34,885)
Dividends paid...............................................................  (58,232)        (55,945)           (53,821)
Purchase of Common Stock for treasury........................................        -          (1,636)            (5,440)
-------------------------------------------------------------------------------------------------------------------------
      Net cash provided (required) by financing activities                       1,758         (36,260)          (276,265)
-------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                       242          (1,349)            (7,230)
-------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents.........................  (70,081)       (236,620)           127,641
Decrease applicable to discontinued operations...............................        -               -              8,139
-------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
  OF CONTINUING OPERATIONS...................................................  (70,081)       (236,620)           135,780
Cash and cash equivalents of continuing operations at January 1..............  141,225         377,845            242,065
-------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT DECEMBER 31                                      $ 71,144         141,225            377,845
=========================================================================================================================

See notes to consolidated financial statements, page 40.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

------------------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)
------------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31                                                                 1994              1993               1992
------------------------------------------------------------------------------------------------------------------------------------

CUMULATIVE PREFERRED STOCK - par $100, authorized
  400,000 shares, none issued                                                        $       -                 -                  -
------------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK - par $1.00, authorized 80,000,000 shares,
  issued 48,775,314 shares at beginning and end of year                                  48,775           48,775             48,775
------------------------------------------------------------------------------------------------------------------------------------

CAPITAL IN EXCESS OF PAR VALUE
Balance at beginning of year................................................            507,292          506,962            506,559
Exercise and surrender of stock options.....................................                226              224                115
Restricted stock transactions...............................................                279              106                288
------------------------------------------------------------------------------------------------------------------------------------
    Capital in excess of par value at end of year                                       507,797          507,292            506,962
------------------------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS
Balance at beginning of year................................................            772,172          725,981            674,237
Net income for the year.....................................................            106,628          102,136            105,565
Cash dividends -- $1.30 a share in 1994, $1.25 a share in 1993, and
  $1.20 a share in 1992.....................................................            (58,232)         (55,945)           (53,821)
------------------------------------------------------------------------------------------------------------------------------------
    Retained earnings at end of year                                                    820,568          772,172            725,981
------------------------------------------------------------------------------------------------------------------------------------

CURRENCY TRANSLATION ADJUSTMENTS
Balance at beginning of year................................................             (1,514)          21,595             69,223
Translation losses during the year..........................................               (889)         (23,109)           (47,628)
------------------------------------------------------------------------------------------------------------------------------------
    Currency translation adjustments at end of year                                      (2,403)          (1,514)            21,595
------------------------------------------------------------------------------------------------------------------------------------

UNAMORTIZED RESTRICTED STOCK AWARDS
Balance at beginning of year................................................               (660)            (835)                 -
Stock awards................................................................               (800)               -             (1,180)
Amortization, forfeitures, and changes in price of Common Stock.............                467              175                345
------------------------------------------------------------------------------------------------------------------------------------
    Unamortized restricted stock awards at end of year                                     (993)            (660)              (835)
------------------------------------------------------------------------------------------------------------------------------------

TREASURY STOCK
Balance at beginning of year................................................           (103,715)        (102,390)           (97,975)
Shares purchased............................................................                  -           (1,635)            (5,440)
Exercise and surrender of stock options.....................................                308              359                269
Awarded restricted stock, net of forfeitures................................                342              (49)               756
------------------------------------------------------------------------------------------------------------------------------------
    Treasury stock at end of year - 3,942,868 shares of Common Stock in 1994, 3,967,631 shares in 1993, and 3,931,076 shares in 1992, at
      cost                                                                             (103,065)        (103,715)          (102,390)
------------------------------------------------------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' EQUITY                                                           $1,270,679        1,222,350          1,200,088
====================================================================================================================================


See notes to consolidated financial statements, page 40.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation -- The consolidated financial statements include the accounts of Murphy Oil Corporation and all majority-owned subsidiaries. Investments in 20- to 50-percent owned companies are accounted for by the equity method. Other investments are generally carried at cost. The contract drilling business segment, which was sold effective January 1, 1992, is accounted for as discontinued operations. All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents -- Short-term investments (which include government securities or other securities with government securities as collateral) that have a maturity of three months or less from the date of purchase are classified as cash equivalents.

Inventories -- Inventories of crude oil and refined products are generally valued at cost applied on a last-in, first-out (LIFO) basis, which in the aggregate is lower than market. Raw materials and lumber are stated at the lower of average cost or market. Materials and supplies are valued at the lower of average cost or estimated value.

Property, Plant, and Equipment -- The Company uses the successful efforts method of accounting for exploration and development expenditures.

Leasehold acquisition costs are capitalized. When proved reserves are found on an undeveloped property, leasehold cost is reclassified to proved properties. Significant undeveloped leases are reviewed periodically, and a valuation allowance is provided for any estimated decline in value. Cost of all other undeveloped leases is amortized over the estimated average holding period of the leases.

Costs of exploratory drilling are initially capitalized, but if proved reserves are not found, the costs are subsequently expensed. All other exploratory costs are charged to expense as incurred. Development costs are capitalized, including the cost of unsuccessful development wells.

Worldwide undiscounted future net cash flows are compared annually to net capitalized cost of proved properties to determine if an impairment has occurred in the amount capitalized. As warranted by events, significant, high-cost properties are assessed for permanent impairment based on discounted future net cash flows.

Depreciation and depletion of producing oil and gas properties are provided under the unit-of-production method. Developed reserves are used to compute unit rates for unamortized tangible and intangible development costs, and proved reserves are used for unamortized leasehold costs. Estimated dismantlement, abandonment, and site restoration costs, net of salvage value, are considered in determining depreciation and depletion provisions. Depreciation of refining and marketing facilities is calculated using the composite straight-line method. Depletion of timber is based on board feet cut. Other properties are depreciated by individual unit based on the straight-line method.

Gains and losses on disposals or retirements that are significant or include an entire depreciable or depletable property unit are included in income. Costs of dismantling oil and gas production facilities and site restoration are charged against the related reserve. All other dispositions, retirements, or abandonments are reflected in accumulated depreciation, depletion, and amortization.

Provisions are made for refinery turnarounds by monthly charges to expense. Costs incurred are charged against the reserve. All other maintenance and repair costs are charged to expense. Renewals and betterments are capitalized.

Environmental Liabilities -- A provision for environmentally related obligations is recorded by a charge to expense when it is determined that the Company's liability for an environmental assessment and/or cleanup is probable and the cost can be reasonably estimated. Related expenditures are charged against the reserve. Environmental expenditures that have future economic benefit are capitalized.

Income Taxes -- Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Under the asset and liability method required by SFAS No. 109, deferred tax assets and liabilities are based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, and are measured using the enacted tax rates that are assumed will be in effect when the differences reverse. The effect on deferred taxes of a tax rate change is recognized in the statement of income for the period covering the enactment date. Provision for petroleum revenue taxes payable to the U.K. government is based on the estimated effective tax rate over the life of certain U.K. properties.

Prior to 1993, the Company accounted for income taxes using the deferred method prescribed by Accounting Principles Board Opinion No. 11. Under this method, deferred income taxes were recognized for certain revenues and expenses that affected financial and taxable income in different years, were recorded using the tax rates applicable for the year of calculation, and were not adjusted for subsequent tax rate changes.

Foreign Currency Translation -- Local currency is the "functional currency" used for recording operations in Canada and Spain and the majority of activities in the U.K. and Gabon. The U.S. dollar is the functional currency used to record all other operations. Gains or losses that result from translating accounts from foreign functional currencies into U.S. dollars are included in "Currency Translation Adjustments" in stockholders' equity. Gains or losses that result from specific transactions in a currency other than the functional currency are included in income.

Derivatives -- Unrealized gains and losses under oil swap and buy/sell agreements are deferred unless the projected cost of future oil purchases, including settlement costs, exceeds the projected realizable value of related finished products. Realized gains and losses are included in the cost of crude oil inventory when the related crude is purchased. Unrealized gains and losses related to foreign currency contracts are deferred and recognized in income or as adjustments to the carrying amounts when the hedged transactions occur.

Excise Taxes on Refined Products -- Taxes collected on the sales of refined products and remitted to governmental agencies are not included in revenues or costs and expenses.

Net Income per Common Share -- This amount is computed by dividing net income for each reporting period by the weighted average number of Common and Common equivalent (stock options when dilutive) shares outstanding during the period.

NOTE B -- ACCOUNTING CHANGES -- Effective January 1, 1993, the Company elected the immediate recognition basis for implementing SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This accounting standard requires that these costs (supplemental health care and life insurance) be accrued over the service lives of employees. Previously, the Company expensed these costs when paid. The cumulative effect upon adoption was a charge against income of $16,502,000, $.37 a share, after an income tax effect of $8,500,000. Excluding the cumulative effect, adoption of the standard did not significantly affect 1993 net income.

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

NOTE C -- DISCONTINUED OPERATIONS -- Effective January 1, 1992, the Company sold its contract drilling business for $372,127,000 in cash and reported a net gain in 1992 of $23,855,000 from disposal of these operations.

NOTE D -- PROPERTY, PLANT, AND EQUIPMENT

--------------------------------------------------------------------------------
                                            INVESTMENT               Investment
(Thousands of dollars)               DECEMBER 31, 1994        December 31, 1993
--------------------------------------------------------------------------------
                                       COST        NET          Cost        Net
--------------------------------------------------------------------------------
Exploration and
 production....................  $3,095,037  1,175,681*    2,858,996  1,075,655*
Refining.......................     562,101    278,629       484,043    221,455
Marketing......................     156,501    104,832       140,478     94,558
Transportation.................      63,013     33,296        61,708     34,082
Farm, timber, and
 real estate...................     166,061    112,217       158,740    107,834
Corporate and other............      30,526     18,006        26,017     15,666
--------------------------------------------------------------------------------
                                 $4,073,239  1,722,661     3,729,982  1,549,250
================================================================================

*Includes $17,277 in 1994 and $18,021 in 1993 related to administrative assets and support equipment.

The Company leases land, service stations, and other facilities under operating leases. Future minimum rental commitments under noncancelable operating leases are not material.

Commitments for capital expenditures including capital leases were approximately $224,000,000 at December 31, 1994. This includes $104,000,000 applicable to the Hibernia oil field, most of which will be financed with additional nonrecourse debt.

In 1994, the Company logged and cored a potentially producible natural gas accumulation in a well drilled on Mobile Block 908. Cost of the well, $14,445,000, was included in property, plant, and equipment at year-end pending further evaluation expected to occur in the second quarter of 1995.

NOTE E -- FINANCING ARRANGEMENTS -- At December 31, 1994, the Company had three committed credit facilities with major banks totaling $300,000,000 that provide for a combination of U.S. dollar and Canadian dollar borrowings. Depending upon the credit facility, borrowings bear interest at prime or various cost of funds options. Facility fees are due at varying rates on certain of the commitments. At December 31, 1994, outstanding debt under two of the facilities totaled US $97,862,000, of which $69,862,000 was classified as long-term nonrecourse debt of a subsidiary and $28,000,000 as long-term notes payable. The facilities expire at dates ranging from 1995 through 1999. In addition, the Company had lines of credit with banks totaling an equivalent US $69,961,000 for a combination of U.S. dollar and Canadian dollar borrowings. These lines could be withdrawn at any time, and no amounts were outstanding at December 31, 1994.

During 1994, the Company filed a shelf registration statement with the Securities and Exchange Commission for $250,000,000 in debt securities. The statement was declared effective September 30, 1994. No securities had been issued as of December 31, 1994.

NOTE F -- LONG-TERM OBLIGATIONS

-----------------------------------------------------------------------------
(Thousands of dollars)
-----------------------------------------------------------------------------

December 31                                             1994             1993
-----------------------------------------------------------------------------
Notes payable
   Note payable to bank, 10.1%, due 2004.........   $ 20,000           20,000
   Notes payable to bank, 6.3125%* to 6.75%*,
     due 1999....................................     28,000                -
   Other notes due 1995-2000.....................        170            3,356
-----------------------------------------------------------------------------
        Subtotal                                      48,170           23,356
-----------------------------------------------------------------------------
Capitalized lease obligations due 1995-2022,
 6% and 8%                                             1,655            1,658
-----------------------------------------------------------------------------
Nonrecourse debt of a subsidiary
   Guaranteed credit facility with bank, 6.1875%
    to 7.455%, due 1996..........................     69,862           27,100
   Promissory note, 6.25%, due 1995-1998,
    payable in Canadian dollars..................     60,380           67,963
-----------------------------------------------------------------------------
        Subtotal                                     130,242           95,063
-----------------------------------------------------------------------------
        Total....................................    180,067          120,077
Current maturities...............................     (7,615)         (10,859)
-----------------------------------------------------------------------------
        Total long-term obligations                 $172,452          109,218
=============================================================================

*Interest rates fluctuate in relation to bank's cost of funds.

Amounts becoming due for the four years after 1995 are: 1996, $10,640,000; 1997, $13,644,000; 1998, $28,530,000; and 1999, $28,015,000.

The nonrecourse guaranteed credit facility was incurred to finance expenditures for the Hibernia oil field, in which the Company owns a 6.5-percent interest. The government of Canada has provided, subject to certain conditions and limitations, an unconditional guarantee of repayment of amounts drawn under the credit facility to lenders possessing Participation Certificates issued by the guarantee's trustee. The Company's maximum eligible borrowing available under the guarantee is Cdn $154,885,000 (US $110,418,000 at December 31, 1994 currency exchange rate). The Company also received other commitments from the Canadian government, including grants and additional guarantees and loans. The amount guaranteed declines quarterly beginning the earlier of January 1, 2000 or two years after cumulative production reaches 25 million barrels; no guaranteed financing is available after January 1, 2016. A guarantee fee of .5 percent is payable annually in arrears to the Canadian government. The guaranteed credit facility is not reflected as becoming due in 1996, since the Company intends to refinance the debt.

The 6.25-percent promissory note of Cdn $79,970,000 (US $60,380,000 at a hedged exchange rate) is payable to the province of Alberta and is secured by a debenture, which mortgages the Company's five-percent interest in the Syncrude project and its share of production therefrom. The province's right to recover the principal and interest on the note is limited to the mortgaged property and funds available from that production.

NOTE G -- INCOME TAXES -- The Company adopted SFAS No. 109, Accounting for Income Taxes, effective January 1, 1993 without restating prior years. Total income tax expense of $38,329,000 for 1993 included $46,829,000 allocated to income from continuing operations, partially offset by a benefit of $8,500,000 allocated to the cumulative effect of a change in accounting for postretirement benefits.

The components of income from continuing operations before income taxes and income tax expense (benefit) attributable thereto were as follows.

-----------------------------------------------------------------------------
(Thousands of dollars)                             1994       1993      1992
-----------------------------------------------------------------------------
Income from continuing operations
   before income taxes
     United States............................ $105,695     84,563    60,105
     Foreign..................................   51,205     49,064     9,220
-----------------------------------------------------------------------------
                                               $156,900    133,627    69,325
=============================================================================
Income tax expense (benefit)
     Federal - Current*....................... $  6,010     29,941    17,213
               Deferred.......................   23,682         97    (6,565)
               Noncurrent.....................    3,708      4,977   (15,282)
               Charge equivalent to income
                 tax benefit of net operating
                 loss carryforward............        -          -    18,949
-----------------------------------------------------------------------------
                                                 33,400     35,015    14,315
-----------------------------------------------------------------------------
     State   - Current                            4,136      5,368     4,703
-----------------------------------------------------------------------------
     Foreign - Current........................   15,398    (32,029)  (12,561)
               Deferred.......................      183     28,154    (6,363)
               Noncurrent.....................   (2,845)    10,321     6,470
-----------------------------------------------------------------------------
                                                 12,736      6,446   (12,454)
-----------------------------------------------------------------------------
                                               $ 50,272     46,829     6,564
=============================================================================

*Net of benefits in 1994 of $1,923 for alternative minimum tax credit and in 1993 of $8,079 for net operating loss carryforward and $5,757 for alternative minimum tax credit.

Noncurrent taxes relate to petroleum revenue taxes payable to the U.K. government ($24,461,000 and $26,034,000 at December 31, 1994 and 1993 and
classified in the Consolidated Balance Sheet as "Deferred Credits and Other Liabilities") and to matters not resolved with various taxing authorities. The significant components of deferred income tax expense attributable to income from continuing operations for the years ended December 31, 1994 and 1993 were as follows.

--------------------------------------------------------------------------------
(Thousands of dollars)                                    1994             1993
--------------------------------------------------------------------------------
Deferred tax expense (exclusive of the effects of
   components listed below on deferred tax assets
   and liabilities at the beginning of each year)...   $23,883           18,270
Adjustments for enacted changes in tax laws
   and rates........................................         -              190
Estimated net operating loss and tax credit
   carryforwards used or adjusted...................       (18)           9,791
--------------------------------------------------------------------------------
      Total deferred tax expense                       $23,865           28,251
================================================================================

Prior to adoption of SFAS No. 109, deferred income taxes (benefits) resulted from recognizing income and expenses in different financial and tax reporting periods. Timing differences and the tax effect of each were as follows for the year ended December 31, 1992.

--------------------------------------------------------------------------------
(Thousands of dollars)                                                     1992
--------------------------------------------------------------------------------
Petroleum revenue tax................................................  $ (1,827)
Alternative minimum tax..............................................    (9,078)
Other, net...........................................................    (2,023)
--------------------------------------------------------------------------------
                                                                       $(12,928)
================================================================================

A reconciliation of the U.S. statutory income tax rates to the Company's effective rates on income from continuing operations follows.

------------------------------------------------------------------------------
                                               1994         1993         1992
------------------------------------------------------------------------------
U.S. statutory income tax rates...............   35%          35%          34%
Settlement of prior years' U.S. federal
   tax audits.................................    -            -          (10)
Adjustment of prior years' U.S.
   noncurrent tax provisions..................   (2)           -            -
Foreign income (losses) subject to foreign
   taxes at greater than U.S. statutory rates.    2            7           (8)
State income taxes............................    2            3            -
Amortization of fair value in excess of
   book value of properties acquired..........    -            -            7
Refund and settlement of foreign tax matters..   (4)         (11)         (15)
Other, net....................................   (1)           1            1
------------------------------------------------------------------------------
      Effective income tax rates                 32%          35%           9%
==============================================================================

An analysis of the Company's deferred tax assets and deferred tax liabilities at December 31, 1994 and 1993 showing the tax effects of significant temporary differences follows.

--------------------------------------------------------------------------------
(Thousands of dollars)                                   1994             1993
--------------------------------------------------------------------------------
Deferred tax assets
  Property and leasehold costs...................    $ 64,700           58,673
  Reserves for dismantlement
    costs and major repairs......................      47,372           51,305
  Federal alternative minimum
    tax credit carryforward*.....................       3,916            3,898
  Postretirement and other employee benefits.....      16,902           16,290
  Other deferred tax assets......................      34,237           46,816
--------------------------------------------------------------------------------
       Total gross deferred tax assets...........     167,127          176,982
  Less valuation allowance.......................     (39,315)         (33,080)
--------------------------------------------------------------------------------
       Net deferred tax assets                        127,812          143,902
--------------------------------------------------------------------------------
Deferred tax liabilities
  Property, plant, and equipment.................     (56,689)         (65,841)
  Accumulated depreciation,
    depletion, and amortization..................    (167,388)        (151,483)
  Other deferred tax liabilities.................     (29,685)         (25,887)
--------------------------------------------------------------------------------
       Total gross deferred tax liabilities          (253,762)        (243,211)
--------------------------------------------------------------------------------
       Net deferred tax liabilities                 $(125,950)         (99,309)
================================================================================

*Available to reduce future U.S. federal income taxes over an indefinite period.

In management's judgment, the net deferred tax assets in the preceding table will more likely than not be realized as reductions of future taxable income or by utilizing available tax planning strategies. The valuation allowance for deferred tax assets at December 31, 1994 and 1993 increased $6,235,000 and $6,410,000, respectively, (the same as the increase in certain deferred tax assets) from the amount determined as of January 1 of each year. Any subsequent reductions of the valuation allowance will be reported as reductions of income tax expense assuming no offsetting change in the deferred tax asset.

The Company had undistributed earnings in certain foreign subsidiaries of $23,783,000 for which no deferred tax provision has been made because the earnings are considered permanently invested. Determination of the unrecognized tax liability on these earnings is not practicable.

Income tax returns are subject to audit by the Internal Revenue Service (IRS) and tax authorities of other countries. In 1994, 1993, and 1992, the Company recorded benefits to income of $6,365,000, $14,409,000, and $33,686,000, respectively, from settlement of various U.S. and foreign tax issues related to prior years. The Company believes that adequate accruals have been made for unsettled issues.

NOTE H -- CURRENCY TRANSLATION -- Cumulative translation gains and losses are included as a separate component of stockholders' equity. At December 31, 1994, components of the net cumulative reduction of $2,403,000 were: a $28,227,000 reduction for Canadian dollars, mostly offset by additions of $24,834,000 for pounds sterling, $671,000 for Spanish pesetas, and $319,000 for Gabonese francs. Most of the amounts translated into U.S. dollars are from transactions denominated in Canadian dollars or pounds sterling. Net income was not significantly affected in 1994, 1993, or 1992 by exchange rate fluctuations.

NOTE I -- INCENTIVE PLANS -- At December 31, 1994, the Company had a Stock Incentive Plan, approved by the stockholders in 1992, that permits annual awards of shares of the Company's Common Stock to executives and other key employees. Under the Plan, the Executive Compensation Committee (the Committee) is authorized to grant: (1) stock options (nonqualified or incentive), (2) stock appreciation rights (SAR), and (3) restricted stock awards. Total shares granted in a year may not exceed .5 percent of shares issued and outstanding at the end of the preceding year. There were outstanding options for 109,230 shares at December 31, 1994 under two prior plans that have expired.
  * Stock options -- Option price for an incentive option is fair market value on date of grant; for a nonqualified option, the Committee may establish a price at no less than fair market on the date of grant. For each option, the Committee fixes the term, not to exceed 10 years from date of grant, and determines the earliest date the option may be exercised.
  * SAR -- SAR may be granted in conjunction with or independent of stock options; the Committee determines when SAR may be exercised and the price. No SAR have been granted under the Plan.
  * Restricted stock awards -- Shares are awarded contingent upon the Company's achieving specific financial objectives at the end of a performance period. To date, 52,000 restricted shares have been awarded and 11,489 shares have been forfeited, leaving 40,511 shares outstanding at December 31, 1994. Costs of restricted shares charged against income were $433,000 in 1994, $347,000 in 1993, and $313,000 in 1992.

Changes in options outstanding under the Company's plans, excluding restricted stock awards, were as follows.

--------------------------------------------------------------------------------
                                                    Number           Average
                                                 of Shares             Price
--------------------------------------------------------------------------------
Outstanding January 1, 1992...........             298,375            $35.42
Granted...............................             115,750             35.94
Exercised.............................                (800)            30.46
Surrendered...........................             (52,015)            29.82
Expired...............................             (20,274)            45.25
----------------------------------------------------------
Outstanding December 31, 1992.........             341,036             35.87
Granted...............................              81,000             36.31
Surrendered...........................             (45,019)            29.58
----------------------------------------------------------
Outstanding December 31, 1993.........             377,017             36.72
Granted...............................              69,500             39.94
Surrendered...........................             (54,950)            34.86
Expired...............................             (51,837)            41.18
----------------------------------------------------------
Outstanding December 31, 1994                      339,730             37.31
================================================================================
Exercisable December 31, 1993.........             137,517            $37.26
Exercisable December 31, 1994.........             147,480             36.32
================================================================================

Cost of options reported in the preceding table is accrued over the vesting periods and adjusted for subsequent changes in fair market value of the shares. Charges against income were $1,024,000 in 1994, $1,190,000 in 1993, and $276,000 in 1992.

In addition to the above plans, the Company has an Incentive Compensation Plan that provides for annual cash awards to officers, directors, and key employees based on actual results for a year compared to measurable financial performance objectives established at the beginning of that year. The Plan is administered by the Committee. Provisions of $1,200,000, $1,732,000, and $1,500,000 were recorded in 1994, 1993, and 1992, respectively, in anticipation of future awards.

NOTE J -- STOCKHOLDER RIGHTS PLAN -- The Company has a Stockholder Rights Plan, which provides for each Common stockholder at the close of business on December 20, 1989 and each certificate issued thereafter to receive a dividend of one Right for each share of the Company's Common Stock held. The Rights will expire on December 6, 1999, unless earlier redeemed or exchanged. The Rights will detach from the Common Stock and become exercisable following a specified period of time, subject to extension, after the date of the first public announcement that a person or group of affiliated or associated persons (other than certain persons) has become the beneficial owner of 15 percent or more of the Company's Common Stock.

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

Other terms of the Rights are set forth in, and the foregoing description is qualified in its entirety by, the Rights Agreement between the Company and Harris Trust Company of New York, as Rights Agent.

NOTE K -- EMPLOYEE AND RETIREE BENEFITS
Retirement Plans -- The Company has defined benefit retirement plans that cover substantially all employees. Benefits are based on years of service and final-pay or career-average-pay formulas as defined by the plans. All plans are noncontributory. The Company also has a nonqualified supplemental plan for directors and supplemental plans that provide benefits to employees whose defined benefits under their retirement plan formula cannot be fully funded because of statutory limitations on the amount of benefits that may be paid from qualified plans.

Retirement expense (expense reduction) and its components for 1994, 1993, and 1992 are shown in the following table except for a net expense reduction of $2,969,000 in 1992 that relates to Plan curtailments and special termination benefits included in the 1992 Consolidated Statement of Income under "Discontinued Operations."

-----------------------------------------------------------------------------------------------------------------------------
                                                                            U.S. Plans                         Non-U.S. Plans
-----------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)                                        1994     1993       1992           1994        1993        1992
-----------------------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the year........    $  3,736    3,780      4,422          1,537       1,478       2,174
Interest accrued on benefits earned in prior years....      10,465   10,295      9,995          2,404       2,326       2,282
Actual return on plan assets..........................      (3,761)  (8,564)   (15,996)          (894)     (4,466)     (2,458)
Net amortization and deferral.........................     (10,900)  (6,402)    (1,659)        (2,323)      1,463      (1,357)
-----------------------------------------------------------------------------------------------------------------------------
     Retirement expense (expense reduction)*..........        (460)    (891)    (3,238)           724         801         641
Special termination benefits..........................           -    1,316          -              -           -           -
Curtailment gain......................................           -        -     (1,091)             -           -           -
-----------------------------------------------------------------------------------------------------------------------------
     Net retirement expense (expense reduction)           $   (460)     425     (4,329)           724         801         641
=============================================================================================================================

*Major assumptions for the respective years 1994, 1993, and 1992 for U.S.
 plans were discount rates of 6.75%, 6.75%, and 7.25% and long-term rates of return on plan assets of 8.50%, 8.50%, and 9.00%. Major assumptions for non-U.S. plans were discount rates of 6.50%-7.50% in 1994 and 7.50%-8.50% in 1993 and 1992; assumed long-term rates of return on plan assets were 6.50%-7.50% in 1994, 7.50%-8.50% in 1993, and 7.50%-9.00% in 1992.

Amounts contributed to U.S. funded plans are actuarially determined and are at least the minimum required by the Employee Retirement Income Security Act of 1974. Amounts contributed to non-U.S. plans are based on local laws. The supplemental plans are unfunded, and accumulated benefits exceeded assets in one funded plan in 1994 and 1993. Accumulated benefits in excess of assets in these plans were $5,916,000 in 1994 and $4,468,000 in 1993; these amounts have been netted in the following table, which sets forth the combined funded status of plans and amounts recognized in the Consolidated Balance Sheets.

--------------------------------------------------------------------------------------------------------------------------------
                                                                                       U.S. Plans                Non-U.S. Plans
--------------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)                                                           1994        1993              1994        1993
--------------------------------------------------------------------------------------------------------------------------------
Present value of accumulated benefits based on years of
 service, applicable pay formula, and present pay levels
    Vested...............................................................    $124,154     130,872            26,104      27,428
    Nonvested............................................................       4,890       5,098               164         222
--------------------------------------------------------------------------------------------------------------------------------
       Accumulated benefit obligation/1/.................................     129,044     135,970            26,268      27,650
Provision for future pay increases.......................................      19,569      20,671             5,677       4,918
--------------------------------------------------------------------------------------------------------------------------------
       Projected benefit obligation/1/...................................     148,613     156,641            31,945      32,568
Plan assets -- at market value/2/........................................     158,540     163,319            34,495      36,338
--------------------------------------------------------------------------------------------------------------------------------
       Plan assets in excess of projected benefit obligation.............       9,927       6,678             2,550       3,770
Unrecognized net asset from transition to SFAS No. 87/3/.................     (17,668)    (19,669)           (2,521)     (2,737)
Unrecognized net loss (gain) from unfavorable (favorable) actuarial
 experience..............................................................      18,908      25,671            (5,102)     (5,699)
Unrecognized prior service cost..........................................       2,152        (130)            2,864       2,892
Additional minimum liability.............................................      (1,658)       (825)                -           -
--------------------------------------------------------------------------------------------------------------------------------
       Prepaid (accrued) retirement cost                                     $ 11,661      11,725            (2,209)     (1,774)
================================================================================================================================

/1/Major assumptions were discount rates of 6.50%-9.50% in 1994 and 6.50%-7.50% in 1993 and future pay rate increases of 5.00%-7.00% in 1994 and 5.00%-6.00% in 1993.
/2/Primarily includes listed stocks and bonds, government securities, U.S.
   agency bonds, corporate bonds, and group annuity contracts.
/3/Being amortized over periods of 14 to 19.2 years.

Thrift Plans -- Most employees of the Company in the U.S. and Canada may participate in thrift plans by allotting up to a specified percentage of their base pay. The Company makes matching contributions at a stated percentage of each employee's allotment based on length of participation in the plans. Aggregate Company contributions to these plans for 1994, 1993, and 1992 were $2,707,000, $2,631,000, and $2,502,000, respectively.

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

Under SFAS No. 106, which was adopted January 1, 1993, the Company's 1994 and 1993 postretirement expense, based on actuarial computations, was $3,975,000 and $2,854,000 in the respective years and is further detailed in the following table. The cash cost of these benefits in 1992 was $1,295,000, which was expensed as paid.

--------------------------------------------------------------------------------
                                                        Health            Life
--------------------------------------------------------------------------------
(Thousands of dollars)                        1994        1993  1994      1993
--------------------------------------------------------------------------------
Service cost..........................      $  858         581    37        23
Amortization of net actuarial loss....         308           -    39         -
Interest cost.........................       2,516       1,989   217       261
--------------------------------------------------------------------------------
     Postretirement expense                 $3,682       2,570   293       284
================================================================================

The following table summarizes the postretirement benefit obligations recorded in the Consolidated Balance Sheets at December 31, 1994 and 1993 that are classified as "Deferred Credits and Other Liabilities." Calculation of the amount of accumulated unfunded postretirement benefit obligations (APBO) was based on discount rates of 7.75 percent and 7.25 percent in 1994 and 1993.

--------------------------------------------------------------------------------
                                                      Health               Life
--------------------------------------------------------------------------------
(Thousands of dollars)                         1994     1993       1994    1993
--------------------------------------------------------------------------------
APBO
    Retirees............................    $23,845   14,229      2,328   2,857
    Fully eligible active participants..      2,527    3,095        263     361
    Other active participants...........     10,376   13,115        528     586
--------------------------------------------------------------------------------
      Total unfunded APBO...............     36,748   30,439      3,119   3,804
Unrecognized net actuarial (loss) gain..    (11,293)  (7,183)        64    (772)
--------------------------------------------------------------------------------
      Accrued APBO obligations              $25,455   23,256      3,183   3,032
================================================================================

For measurement purposes, health care inflation cost for 1994 was determined assuming an annual increase of nine percent, gradually decreasing to a rate of six percent in 2003 and thereafter. An increase of one percent in the assumed health care cost trend in each year would increase the postretirement benefit expense by 19.5 percent and the APBO at December 31, 1994 by 14.5 percent.

NOTE L -- SUPPLEMENTAL CASH FLOWS DISCLOSURES -- Cash income taxes paid, net of refunds, were $29,999,000, $14,802,000, and $(20,347,000) in 1994, 1993, and
1992. Interest paid, net of amounts capitalized, was $1,873,000, $1,575,000, and $14,714,000 in 1994, 1993, and 1992. A noncash investing and financing activity excluded from the Consolidated Statements of Cash Flows was the assumption of $67,370,000 of nonrecourse debt in 1993 upon acquisition of a five-percent interest in the Syncrude project.

(Increases) decreases in noncash operating working capital for each of the three years ended December 31, 1994 were as follows.

--------------------------------------------------------------------------------
(Thousands of dollars)                            1994         1993        1992
--------------------------------------------------------------------------------
Accounts receivable..........................  $(48,027)     45,183      48,865
Inventories..................................      (408)    (15,166)    (17,107)
Prepaid expenses.............................    (1,315)      7,467     (23,813)
Deferred income tax assets...................     3,558     (18,497)          -
Accounts payable and accrued liabilities.....    30,947      (5,922)    (41,409)
Current income tax liabilities...............      (944)    (12,647)      2,547
--------------------------------------------------------------------------------
                                               $(16,189)        418     (30,917)
================================================================================

NOTE M -- DERIVATIVE FINANCIAL INSTRUMENTS -- The Company utilizes derivative transactions on a limited basis to manage well-defined risks related to commodity prices and foreign currency exchange rates. The Company does not hold any derivatives for trading purposes.

Occasionally the Company uses derivative agreements to reduce the financial exposure of its U.S. refinery operations to unfavorable market movements related to crude oil inventories and/or anticipated crude oil purchases. Under each agreement, the Company receives or pays a cash settlement at maturity based on the differential between the agreement price and a future crude oil price as specified in the agreement. At December 31, 1994, the Company had swap agreements for 4,500,000 barrels and buy/sell agreements for 875,000 barrels. Maturity dates on these agreements range from the first quarter of 1995 to the third quarter of 1997. Estimated settlement costs under the agreements using December 31, 1994 oil prices exceeded projected revenues by $1,368,000, which was recorded as a reduction of pretax income in the 1994 Consolidated Statement of Income.

The Company has foreign exchange contracts to manage certain foreign exchange risks. At December 31, 1994, the Company had hedging contracts to buy
Cdn $79,970,000, fixing the U.S. dollar costs for the Company's Canadian dollar nonrecourse debt. The Company also had a hedging contract to sell
US $5,000,000, fixing the Canadian dollar revenues from the sale of Canadian crude in U.S. dollars.

NOTE N -- FAIR VALUE OF FINANCIAL INSTRUMENTS -- The following table presents the carrying amounts and estimated fair values of financial instruments held by the Company at December 31, 1994 and 1993. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The table excludes cash and cash equivalents, trade accounts receivable, and trade accounts payable, all of which had fair values approximating carrying values.

-----------------------------------------------------------------------------------------------
                                                             1994                          1993
-----------------------------------------------------------------------------------------------
                                    Carrying or         Estimated      Carrying or    Estimated
                                       Notional              Fair         Notional         Fair
(Thousands of dollars)                   Amount             Value           Amount        Value
-----------------------------------------------------------------------------------------------
Financial assets
   Investments and
     noncurrent receivables.......... $  10,625            10,625            9,783        9,783
Financial liabilities
   Long-term obligations
     including current
     maturities......................  (180,067)         (178,355)        (120,077)    (125,172)
   Payables (derivatives)............    (1,368)           (4,828)               -       (2,400)
Off-balance-sheet exposures
   Financial guarantees and
     letters of credit...............   (45,164)          (45,164)         (83,888)     (83,888)
===============================================================================================

The carrying amounts of financial assets and financial liabilities shown in the preceding table are included in the Consolidated Balance Sheets under the indicated captions.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.
  * Investments and noncurrent receivables -- Fair value of investments carried on an equity basis and insurance receivables are not required to be included in the table. The carrying value of the remainder approximates fair value.
  * Long-term obligations including current maturities -- The fair value is estimated based on current rates offered the Company for debt of the same maturities.
  * Payables (derivatives) -- The amounts relate to the Company's oil swap and buy/sell agreements. The negative fair value is an estimate of the amount, which is based on quotes from brokers, that the Company would be required to pay at the reporting date to cancel the agreements.
  * Financial guarantees and letters of credit -- The fair value is based on the estimated cost to terminate or otherwise settle these obligations with the counterparties.

NOTE O -- CONCENTRATION OF CREDIT RISKS -- The Company's primary credit risk is from trade accounts receivable. These receivables arise mainly from sales of crude oil, natural gas, and petroleum products to a large number of customers in the U.S., Canada, and Western Europe. The credit history and financial condition of potential customers are reviewed before credit is extended, security may be obtained then or later, routine follow-up evaluations are made, and an allowance for doubtful accounts is maintained, generally based upon a risk evaluation of specific customers. The Company also has certain off-balance-sheet financial instruments (see Note N to the consolidated financial statements); the Company controls the credit risks on these instruments through credit approvals and monitoring procedures and believes such risks are minimal. Historically, the Company has not incurred any significant credit-related losses, and at December 31, 1994, the Company had no significant concentration of credit risk outside the oil and gas industry.

NOTE P -- OTHER FINANCIAL INFORMATION -- Inventories valued at cost under the LIFO method totaled $90,515,000 at December 31, 1994 and $89,721,000 at December 31, 1993. These amounts were $57,389,000 and $46,255,000, respectively, less than such inventories would have been valued using the FIFO method.

Net gains (losses) from foreign currency transactions were $51,000 in 1994, $10,000 in 1993, and $(214,000) in 1992.

NOTE Q -- CONTINGENCIES -- The Company's operations and earnings have been and may be affected by various forms of governmental action both in the U.S. and throughout the world. Examples of such governmental action include, but are by no means limited to: tax increases and retroactive tax claims; restrictions on production; import and export controls; price controls; currency controls; allocation of supplies of crude oil and petroleum products and other goods; expropriation of property; restrictions and preferences affecting issuance of oil and gas or mineral leases; laws and regulations intended for the protection and/or remediation of the environment; promotion of safety; and laws and regulations affecting the Company's relationships with employees, suppliers, customers, stockholders, and others. Because governmental actions are often motivated by political considerations, may be taken without full consideration of their consequences, and may be taken in response to actions of other governments, it is not practical to attempt to predict the likelihood of such actions, the form which such actions may take, or the effect such actions may have on the Company.

DOE Matters -- In 1994 the Company and the U.S. Department of Energy (DOE) entered into a Consent Order that settled a long-outstanding Proposed Remedial Order (PRO), under which DOE alleged that the Company had received amounts for crude oil and/or related transportation charges in excess of amounts allowed under DOE regulations that were in effect from 1973 through 1981. Pursuant to the Consent Order, the Company paid $10,700,000 inclusive of interest. As an offset to the settlement payment, the Company received approximately $3,200,000 from certain interest owners in the affected properties and is seeking additional contributions from other interest owners. The settlement resulted in a $21,034,000 benefit ($13,871,000 after tax) to the Company, and it was recorded in "Interest, Income from Equity Companies, and Other Nonoperating Revenues" in the Consolidated Statement of Income for 1994.

Environmental Matters -- The Company's environmental contingencies are reviewed in Management's Discussion and Analysis under the section entitled "Environmental" on page 32.

Other Matters -- The Company and its subsidiaries are engaged in a number of other legal proceedings, all of which the Company considers routine and incidental to its business and none of which is material as defined. In the normal course of its business activities, the Company is required under certain contracts with various governmental authorities and others to provide letters of credit that may be drawn upon if the Company fails to perform under those contracts. At December 31, 1994, the Company had contingent liabilities of $30,122,000 on outstanding letters of credit. Contingent liability under a guaranty and pipeline throughput agreement was $15,042,000 at December 31, 1994.

NOTE R -- BUSINESS SEGMENTS -- Information about business segments and geographic operations is summarized in the following tables. Excise taxes on petroleum products of $524,464,000, $391,177,000, and $358,968,000 for the years
1994, 1993, and 1992 were excluded from revenues and costs and expenses. Intracompany and affiliated company transfers are at market prices. Companies accounted for by the equity method are primarily engaged in the transportation of crude oil and petroleum products.

------------------------------------------------------------------------------
(Thousands of dollars)                      1994           1993*          1992*
------------------------------------------------------------------------------
REVENUES FOR THE YEAR
Petroleum
  Exploration and production
    United States.................... $  215,533        253,257        216,546
    Canada...........................    127,122         71,447         61,102
    United Kingdom...................     99,767         53,567         56,548
    Other international..............     26,289         16,606         20,850
------------------------------------------------------------------------------
                                         468,711        394,877        355,046
------------------------------------------------------------------------------
  Refining, marketing,
   and transportation
    United States....................    908,705        950,907        969,084
    Canada...........................     26,885         29,601         29,286
    Western Europe...................    306,297        274,898        287,880
------------------------------------------------------------------------------
                                       1,241,887      1,255,406      1,286,250
------------------------------------------------------------------------------
                                       1,710,598      1,650,283      1,641,296
  Intrasegment transfers elimination.    (60,306)       (65,041)       (69,660)
------------------------------------------------------------------------------
       Total petroleum...............  1,650,292      1,585,242      1,571,636
Farm, timber, and real estate --
 United States.......................     87,860         69,381         59,648
Corporate and other..................     30,341         16,514         54,131
------------------------------------------------------------------------------
                                      $1,768,493      1,671,137      1,685,415
==============================================================================

*Restated to conform to 1994 presentation.

---------------------------------------------------------------------------
(Thousands of dollars)                       1994         1993/1//2/   1992/1//3/
---------------------------------------------------------------------------
OPERATING INCOME FOR THE YEAR
Petroleum
   Exploration and production..........  $ 68,386       68,637       23,702
   Refining, marketing, and
    transportation.....................    50,642       45,539        9,038
---------------------------------------------------------------------------
       Total petroleum.................   119,028      114,176       32,740
Farm, timber, and real estate..........    28,710       21,170       13,532
---------------------------------------------------------------------------
       Operating income................   147,738      135,346       46,272
Nonoperating (charges) credits
   Income of equity companies..........     1,129          973        2,180
   Income taxes........................   (50,272)     (46,829)      (6,564)
   Corporate and other revenues
    (expenses) -- net..................     8,033       (2,692)      20,873
   Gain from discontinued operations,
    net of minority interest and
    income taxes.......................         -            -       23,855
   Extraordinary item..................         -            -       18,949
   Cumulative effect of accounting
    changes............................         -       15,338            -
---------------------------------------------------------------------------
       Net income                        $106,628      102,136      105,565
===========================================================================

NET INCOME (LOSS) FOR THE YEAR
Petroleum
   Exploration and production
     United States.....................  $ 18,128       32,701       42,044
     Canada............................    15,097        6,304        1,181
     United Kingdom....................    12,409       17,931        1,692
     Other international...............     5,984       (5,666)      (1,676)
---------------------------------------------------------------------------
                                           51,618       51,270       43,241
---------------------------------------------------------------------------
   Refining, marketing, and
    transportation
      United States....................    17,674        7,246      (11,954)
      Canada...........................     7,298        8,628        9,377
      Western Europe...................     5,231       11,625        1,895
---------------------------------------------------------------------------
                                           30,203       27,499         (682)
---------------------------------------------------------------------------
        Total petroleum................    81,821       78,769       42,559
Farm, timber, and real estate --
 United States.........................    17,470       13,154        8,362
Corporate and other....................     7,337       (5,125)      30,789
---------------------------------------------------------------------------
        Income from continuing
         operations....................   106,628       86,798       81,710
Gain from discontinued operations......         -            -       23,855
Cumulative effect of changes in
 accounting principles.................         -       15,338            -
---------------------------------------------------------------------------
                                         $106,628      102,136      105,565
===========================================================================

/1/Operating income has been restated to conform to 1994 presentation.
/2/As set forth in Note B to the consolidated financial statements, the effect on operating income for the exploration and production segment of petroleum from adoption of SFAS No. 109, Accounting for Income
   Taxes, was a reduction of $10,916; adoption of SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, had no significant effect on operating income.
/3/The tax benefit of utilizing a financial net operating loss carryforward of $18,949 in 1992, reported in the Consolidated Statement of Income as an extraordinary item, is allocated to the applicable segments in the net income (loss) summary.

-----------------------------------------------------------------------------
(Thousands of dollars)                    1994            1993           1992
-----------------------------------------------------------------------------
ASSETS AT YEAR-END
Petroleum
  Exploration and production
    United States.................  $  386,830         461,087        426,231
    Canada........................     415,318         343,880        162,888
    United Kingdom................     320,143         306,248        133,499
    Other international...........     170,111         111,903         66,876
-----------------------------------------------------------------------------
                                     1,292,402       1,223,118        789,494
-----------------------------------------------------------------------------
  Refining, marketing, and
   transportation
     United States................     500,467         378,405        346,151
     Canada.......................      55,578          63,353         67,599
     Western Europe...............     156,884         147,444        161,311
-----------------------------------------------------------------------------
                                       712,929         589,202        575,061
-----------------------------------------------------------------------------
       Total petroleum............   2,005,331       1,812,320      1,364,555
Farm, timber, and real estate --
  United States...................     155,583         150,261        141,784
Corporate and other...............     151,118         206,278        430,175
-----------------------------------------------------------------------------
                                    $2,312,032       2,168,859      1,936,514
=============================================================================

ADDITIONS TO PROPERTY, PLANT, AND
 EQUIPMENT FOR THE YEAR
Petroleum
   Exploration and production
     United States................  $   59,847          71,883         56,038
     Canada.......................     105,355         172,838         15,988
     United Kingdom...............      41,151         190,269         33,037
     Other international..........      64,602          68,028         10,233
-----------------------------------------------------------------------------
                                       270,955         503,018        115,296
-----------------------------------------------------------------------------
   Refining, marketing, and
    transportation
     United States................      80,272          71,363         44,198
     Canada.......................       2,234           3,474          6,225
     Western Europe...............      12,191          12,048         17,650
-----------------------------------------------------------------------------
                                        94,697          86,885         68,073
-----------------------------------------------------------------------------
       Total petroleum............     365,652         589,903        183,369
Farm, timber, and real estate --
   United States..................      11,403           9,674          6,017
Corporate and other...............       4,876           4,034          1,477
-----------------------------------------------------------------------------
                                    $  381,931         603,611        190,863
=============================================================================

DEPRECIATION, DEPLETION, AND
 AMORTIZATION EXPENSE FOR THE YEAR
Petroleum
   Exploration and production
     United States................. $   93,057          97,196         81,935
     Canada........................     25,088          21,062         19,058
     United Kingdom................     46,787          18,276         20,294
     Other international...........      4,837           4,651          8,409
-----------------------------------------------------------------------------
                                       169,769         141,185        129,696
-----------------------------------------------------------------------------
   Refining, marketing, and
    transportation
     United States.................     19,928          20,144         20,741
     Canada........................      1,573           1,466          1,298
     Western Europe................      9,589           8,562          8,503
-----------------------------------------------------------------------------
                                        31,090          30,172         30,542
-----------------------------------------------------------------------------
        Total petroleum............    200,859         171,357        160,238
Farm, timber, and real estate --
 United States.....................      3,886           3,488          3,152
Corporate and other................      2,409           1,368          1,432
-----------------------------------------------------------------------------
                                    $  207,154         176,213        164,822
=============================================================================

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

Production quantities shown are net volumes withdrawn from reservoirs. These generally differ from quantities sold due to inventory changes and, especially in the case of natural gas, volumes consumed for fuel and/or shrinkage from extraction of natural gas liquids. Such differences were insignificant for crude oil and liquids. For natural gas, they amounted to approximately .7 billion cubic feet in 1994, .9 billion cubic feet in 1993, and .7 billion cubic feet in 1992. Crude oil and natural gas liquids reserves reported under the heading "Other" were located in Spain and Gabon.

The Company has no proved reserves attributable to either long-term supply agreements with foreign governments or investees accounted for by the equity method.

Reserves of synthetic crude oil in Canada are attributable to the Syncrude project and are based on an estimated average gross production rate through the year 2025 of 191,800 barrels a day less estimated royalty. Proved reserves will change if the future average production rate varies from the current estimated rate, which is based on the actual rate in 1994, or the operating permit is extended beyond 2025.

SCHEDULE 5 -- RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES Results of operations from exploration and production activities by geographic area are reported on this schedule as if these activities were a separate corporate entity rather than part of an integrated operation that will ultimately refine crude oil and sell refined products. Results of oil and gas producing activities should be considered in conjunction with the Company's overall performance.

SCHEDULE 6 -- STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES
SFAS No. 69 requires calculation of future net cash flows using a 10-percent annual discount factor and year-end (1994 and 1993) prices, costs, and statutory tax rates, except for known future changes such as contracted prices and legislated tax rates. Future net cash flows from the Company's interest in synthetic oil are excluded.

The calculated value of proved reserves is not necessarily indicative of either fair market value or present value of future cash flows because prices, costs, and governmental policies do not remain static; appropriate discount rates may vary; and extensive judgment is required to estimate the timing of production. Other logical assumptions would likely have resulted in significantly different amounts. Average crude oil prices at year-end 1994 used for this calculation were $15.35 a barrel for the United States, $14.04 for Canadian light, $10.96 for Canadian heavy, $16.28 for Hibernia, $16.02 for the United Kingdom, and $12.23 for Ecuador. Average natural gas prices were $1.65 an MCF for the United States, $1.13 for Canada, $2.46 for the United Kingdom, and $2.66 for Spain.

Schedule 6 also presents a summary of the principal reasons for change in the standardized measure of discounted future net cash flows for each of the three years ended December 31, 1994.


SCHEDULE 1 -- ESTIMATED NET PROVED OIL RESERVES
-----------------------------------------------------------------------------------------------------------------------------------
                                                       Crude Oil, Condensate, and Natural Gas Liquids
                                                 -----------------------------------------------------------  Synthetic
                                                  United                United                                   Oil --
(Millions of barrels)                             States    Canada*    Kingdom     Ecuador    Other    Total     Canada       Total
-----------------------------------------------------------------------------------------------------------------------------------
PROVED
JANUARY 1, 1992.................................    22.8      21.8        14.7        33.5       .2     93.0          -        93.0
Revisions of previous estimates.................     1.9       1.7          .7         2.1      2.1      8.5          -         8.5
Purchases of minerals in place..................     1.5        .2           -           -        -      1.7          -         1.7
Extensions, discoveries, and other additions....     1.9       2.5           -           -        -      4.4          -         4.4
Production......................................    (4.9)     (3.7)       (2.3)          -      (.5)   (11.4)         -       (11.4)
Sales of minerals in place......................       -       (.2)          -           -        -      (.2)         -         (.2)
-----------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1992...............................    23.2      22.3        13.1        35.6      1.8     96.0          -        96.0
Revisions of previous estimates.................      .3        .8         (.5)       (2.0)      .7      (.7)         -         (.7)
Purchases of minerals in place..................       -      14.8        16.5           -        -     31.3       83.8       115.1
Extensions, discoveries, and other additions....     1.5       3.2           -           -        -      4.7          -         4.7
Production......................................    (5.0)     (4.6)       (2.4)          -      (.6)   (12.6)         -       (12.6)
Sales of minerals in place......................       -       (.1)          -           -        -      (.1)         -         (.1)
-----------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1993...............................    20.0      36.4        26.7        33.6      1.9    118.6       83.8       202.4
REVISIONS OF PREVIOUS ESTIMATES.................     4.3       2.8        (2.5)        2.1     (1.5)     5.2       18.3        23.5
PURCHASES OF MINERALS IN PLACE..................       -        .5         5.2           -        -      5.7          -         5.7
EXTENSIONS, DISCOVERIES, AND OTHER ADDITIONS....     5.1       2.7           -           -        -      7.8          -         7.8
PRODUCTION......................................    (4.9)     (4.5)       (4.9)        (.7)     (.4)   (15.4)      (3.3)      (18.7)
SALES OF MINERALS IN PLACE......................       -       (.4)          -           -        -      (.4)         -         (.4)
-----------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1994...............................    24.5      37.5        24.5        35.0        -    121.5       98.8       220.3
===================================================================================================================================

PROVED DEVELOPED
January 1, 1992.................................    16.9      21.8        13.0           -       .2     51.9          -       51.9
December 31, 1992...............................    16.3      22.2        11.7           -      1.8     52.0          -       52.0
December 31, 1993...............................    13.2      22.4        20.8           -      1.9     58.3       83.8      142.1
DECEMBER 31, 1994...............................    15.2      23.6        19.2         3.8        -     61.8       80.5      142.3
==================================================================================================================================

*Excludes 24.7 million barrels of crude oil to be added to proved reserves subsequent to start-up of production from the Hibernia oil field.

[GRAPH: Estimated Net Proved Oil Reserves]
[GRAPH: Estimated Net Proved Gas Reserves]
[GRAPH: Net Hydrocarbons Production]


SCHEDULE 2  -- ESTIMATED NET PROVED GAS RESERVES
--------------------------------------------------------------------------------------------------------------
                                                         United                   United
(Billions of cubic feet)                                 States      Canada      Kingdom      Spain      Total
--------------------------------------------------------------------------------------------------------------
PROVED
JANUARY 1, 1992......................................     396.2       204.9         41.1       16.6      658.8
Revisions of previous estimates......................      11.4         1.2         (1.0)      (5.4)       6.2
Purchases of minerals in place.......................      91.9         3.4            -          -       95.3
Extensions, discoveries, and other additions.........      15.4         8.9            -          -       24.3
Production...........................................     (69.5)      (11.1)        (4.7)      (7.1)     (92.4)
Sales of minerals in place...........................         -        (6.9)           -          -       (6.9)
--------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1992....................................     445.4       200.4         35.4        4.1      685.3
Revisions of previous estimates......................      48.0       (10.5)          .6        4.1       42.2
Purchases of minerals in place.......................        .3          .9            -          -        1.2
Extensions, discoveries, and other additions.........      14.8         5.5            -        5.9       26.2
Production...........................................     (79.5)      (13.4)        (4.8)      (3.5)    (101.2)
Sales of minerals in place...........................         -         (.2)           -          -        (.2)
--------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1993....................................     429.0       182.7         31.2       10.6      653.5
REVISIONS OF PREVIOUS ESTIMATES......................      20.2        (2.9)         2.1        1.2       20.6
PURCHASES OF MINERALS IN PLACE.......................         -          .5            -          -         .5
EXTENSIONS, DISCOVERIES, AND OTHER ADDITIONS.........      53.2        11.0            -          -       64.2
PRODUCTION...........................................     (72.1)      (13.8)        (3.7)      (4.6)     (94.2)
SALES OF MINERALS IN PLACE...........................       (.2)        (.8)           -          -       (1.0)
--------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1994                                         430.1       176.7         29.6        7.2      643.6
==============================================================================================================

PROVED DEVELOPED
January 1, 1992......................................     230.5       172.5         25.5       16.6      445.1
December 31, 1992....................................     217.0       164.0         32.3        4.1      417.4
December 31, 1993....................................     239.1       158.0         28.1       10.6      435.8
DECEMBER 31, 1994....................................     221.6       165.0         29.6        7.2      423.4
==============================================================================================================


SCHEDULE 3 -- CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Synthetic
                                              United                 United                                        Oil --
(Millions of dollars)                         States     Canada     Kingdom     Ecuador     Other     Subtotal     Canada     Total
-----------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1994
UNPROVED OIL AND GAS PROPERTIES...........  $  109.2       27.5        21.0           -       9.8        167.5          -     167.5
PROVED OIL AND GAS PROPERTIES.............   1,397.7      517.6/1/    603.9       149.6     114.1      2,782.9      108.9   2,891.8
-----------------------------------------------------------------------------------------------------------------------------------
    GROSS CAPITALIZED COSTS...............   1,506.9      545.1       624.9       149.6     123.9      2,950.4      108.9   3,059.3
ACCUMULATED DEPRECIATION,
 DEPLETION, AND AMORTIZATION
  UNPROVED OIL AND GAS PROPERTIES.........     (55.0)     (15.3)        (.8)          -      (5.9)       (77.0)         -     (77.0)
  PROVED OIL AND GAS PROPERTIES/2/........  (1,136.1)    (239.5)     (339.6)       (3.8)   (100.5)    (1,819.5)      (4.4) (1,823.9)
-----------------------------------------------------------------------------------------------------------------------------------
    NET CAPITALIZED COSTS                   $  315.8      290.3       284.5       145.8      17.5      1,053.9      104.5   1,158.4
===================================================================================================================================

December 31, 1993
Unproved oil and gas properties...........  $   92.3       29.1        13.5           -      11.0        145.9          -     145.9
Proved oil and gas properties.............   1,377.9      457.1/1/    541.3        96.7      94.4      2,567.4      109.9   2,677.3
-----------------------------------------------------------------------------------------------------------------------------------
    Gross capitalized costs...............   1,470.2      486.2       554.8        96.7     105.4      2,713.3      109.9   2,823.2
Accumulated depreciation,
 depletion, and amortization
  Unproved oil and gas properties.........     (50.6)     (15.8)        (.7)          -      (5.9)       (73.0)         -     (73.0)
  Proved oil and gas properties/2/........  (1,069.8)    (246.6)     (284.4)          -     (91.8)    (1,692.6)         -  (1,692.6)
-----------------------------------------------------------------------------------------------------------------------------------
    Net capitalized costs                   $  349.8      223.8       269.7        96.7       7.7        947.7      109.9   1,057.6
===================================================================================================================================

/1/Includes costs of $107.5 in 1994 and $37.4 in 1993 related to oil fields offshore Newfoundland not yet developed.
/2/Does not include reserve for dismantlement costs of $138.9 in 1994 and $123.1 in 1993.

SCHEDULE 4 -- COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                  1994
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       United                                 Synthetic
                                                   United               King-     Ecua-                 Sub-      Oil--
(Millions of dollars)                              States     Canada     dom       dor      Other     total      Canada     Total
-----------------------------------------------------------------------------------------------------------------------------------
Property acquisition costs
   Unproved....................................     $ 6.8        2.5       -         -          -       9.3           -       9.3
   Proved......................................         -       22.2    14.9         -          -      37.1           -      37.1
-----------------------------------------------------------------------------------------------------------------------------------
        Total acquisition costs................       6.8       24.7    14.9         -          -      46.4           -      46.4
Exploration costs..............................      49.2       11.7    11.6         -        4.4      76.9           -      76.9
Development costs..............................      23.4       68.7    19.8      52.8        9.3     174.0         5.3     179.3
-----------------------------------------------------------------------------------------------------------------------------------
        Total capital expenditures                   79.4      105.1    46.3      52.8       13.7     297.3         5.3     302.6
-----------------------------------------------------------------------------------------------------------------------------------
Charged to expense
   Dry hole expense............................      11.4        2.4     2.8         -          -      16.6           -      16.6
   Geophysical and other costs.................       8.2        2.6     2.4         -        1.9      15.1           -      15.1
-----------------------------------------------------------------------------------------------------------------------------------
        Total charged to expense                     19.6        5.0     5.2         -        1.9      31.7           -      31.7
-----------------------------------------------------------------------------------------------------------------------------------
Expenditures capitalized                            $59.8      100.1    41.1      52.8       11.8     265.6         5.3     270.9
===================================================================================================================================

SCHEDULE 5 -- RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                  1994
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       United                                 Synthetic
                                                   United               King-     Ecua-                 Sub-      Oil--
(Millions of dollars)                              States     Canada     dom       dor      Other     total      Canada     Total
-----------------------------------------------------------------------------------------------------------------------------------
Revenues
   Crude oil and natural gas liquids
     Transfers to consolidated operations......     $ 60.3         -       -         -          -      60.3           -      60.3
     Sales to unaffiliated enterprises.........       13.4      54.2    77.8       7.9        5.9     159.2        52.7     211.9
   Natural gas.................................      136.1      19.7     9.0         -       11.7     176.5           -     176.5
---------------------------------------------------------------------------------------------------------------------------------
        Total oil and gas revenues.............      209.8      73.9    86.8       7.9       17.6     396.0        52.7     448.7
   Other operating.............................        5.7        .5    13.0         -         .8      20.0           -      20.0
---------------------------------------------------------------------------------------------------------------------------------
        Total revenues                               215.5      74.4    99.8       7.9       18.4     416.0        52.7     468.7
---------------------------------------------------------------------------------------------------------------------------------
Costs and deductions
   Production costs............................       55.5      24.3    33.3       5.9        5.8     124.8        40.0     164.8
   Exploration expenses........................       19.6       5.0     5.2         -        1.9      31.7           -      31.7
   Undeveloped lease amortization..............        8.2       2.8       -         -          -      11.0           -      11.0
   Depreciation, depletion, and amortization...       93.1      19.9    46.8       3.8        1.0     164.6         5.2     169.8
   Selling and general expenses................       13.8       4.6     3.1        .1        1.3      22.9          .1      23.0
---------------------------------------------------------------------------------------------------------------------------------
        Total costs and deductions                   190.2      56.6    88.4       9.8       10.0     355.0        45.3     400.3
---------------------------------------------------------------------------------------------------------------------------------
                                                      25.3      17.8    11.4      (1.9)       8.4      61.0         7.4      68.4
Income tax provisions (benefits)                       7.2       7.8    (1.0)        -         .5      14.5         2.3      16.8
---------------------------------------------------------------------------------------------------------------------------------
Results of operations/2/                            $ 18.1      10.0    12.4      (1.9)       7.9      46.5         5.1      51.6
=================================================================================================================================

/1/Restated to conform to 1994 presentation.
/2/Excludes corporate overhead and interest.

SCHEDULE 4 -- COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES (Contd.)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                  1993
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       United                                 Synthetic
                                                   United               King-     Ecua-                 Sub-      Oil--
(Millions of dollars)                              States     Canada     dom       dor      Other     total      Canada     Total
-----------------------------------------------------------------------------------------------------------------------------------
Property acquisition costs
   Unproved....................................        2.2       1.9       -         -         .3       4.4           -       4.4
   Proved......................................        1.4       5.0   144.3         -          -     150.7       109.0     259.7
-----------------------------------------------------------------------------------------------------------------------------------
        Total acquisition costs................        3.6       6.9   144.3         -         .3     155.1       109.0     264.1
Exploration costs..............................       39.9       9.2     5.0         -        6.1      60.2           -      60.2
Development costs..............................       49.4      52.7    42.9      67.7          -     212.7           -     212.7
-----------------------------------------------------------------------------------------------------------------------------------
        Total capital expenditures                    92.9      68.8   192.2      67.7        6.4     428.0       109.0     537.0
-----------------------------------------------------------------------------------------------------------------------------------
Charged to expense
   Dry hole expense............................       15.2       2.4     (.5)        -        4.4      21.5           -      21.5
   Geophysical and other costs.................        5.8       2.6     2.5         -        1.6      12.5           -      12.5
-----------------------------------------------------------------------------------------------------------------------------------
        Total charged to expense                      21.0       5.0     2.0         -        6.0      34.0           -      34.0
-----------------------------------------------------------------------------------------------------------------------------------
Expenditures capitalized                              71.9      63.8   190.2      67.7         .4     394.0       109.0     503.0
===================================================================================================================================

-------------------------------------------------------------------------------------------------------------
                                                                        1992
-------------------------------------------------------------------------------------------------------------
                                                                       United
                                                   United               King-     Ecua-
(Millions of dollars)                              States     Canada     dom       dor      Other      Total
-------------------------------------------------------------------------------------------------------------
Property acquisition costs
   Unproved....................................        2.1       2.4       -         -        3.5       8.0
   Proved......................................       12.5       1.4       -         -          -      13.9
-------------------------------------------------------------------------------------------------------------
        Total acquisition costs................       14.6       3.8       -         -        3.5      21.9
Exploration costs..............................       44.5       7.6    16.5        .1       10.7      79.4
Development costs..............................       13.8      10.4    28.0       5.7         .8      58.7
-------------------------------------------------------------------------------------------------------------
        Total capital expenditures                    72.9      21.8    44.5       5.8       15.0     160.0
-------------------------------------------------------------------------------------------------------------
Charged to expense
   Dry hole expense............................       11.3       2.7     8.6         -        7.3      29.9
   Geophysical and other costs.................        5.6       3.1     2.9        .1        3.1      14.8
-------------------------------------------------------------------------------------------------------------
        Total charged to expense                      16.9       5.8    11.5        .1       10.4      44.7
-------------------------------------------------------------------------------------------------------------
Expenditures capitalized                              56.0      16.0    33.0       5.7        4.6     115.3
=============================================================================================================

SCHEDULE 5 -- RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES (Contd.)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       1993/1/
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       United                                  Synthetic
                                                   United               King-     Ecua-                Sub-       Oil--
(Millions of dollars)                              States     Canada     dom       dor      Other     total      Canada     Total
-----------------------------------------------------------------------------------------------------------------------------------
Revenues
   Crude oil and natural gas liquids
     Transfers to consolidated operations......       65.1         -       -         -          -      65.1           -      65.1
     Sales to unaffiliated enterprises.........       16.6      54.1    38.4         -        8.0     117.1           -     117.1
   Natural gas.................................      165.8      16.4    11.0         -        9.2     202.4           -     202.4
-----------------------------------------------------------------------------------------------------------------------------------
        Total oil and gas revenues.............      247.5      70.5    49.4         -       17.2     384.6           -     384.6
   Other operating.............................        5.8        .9     4.2         -        (.6)     10.3           -      10.3
-----------------------------------------------------------------------------------------------------------------------------------
        Total revenues                               253.3      71.4    53.6         -       16.6     394.9           -     394.9
-----------------------------------------------------------------------------------------------------------------------------------
Costs and deductions
   Production costs............................       58.1      25.4    21.2         -        9.7     114.4           -     114.4
   Exploration expenses........................       21.0       5.0     2.0         -        6.0      34.0           -      34.0
   Undeveloped lease amortization..............        8.9       2.5       -         -         .7      12.1           -      12.1
   Depreciation, depletion, and amortization...       97.2      21.1    18.3         -        4.6     141.2           -     141.2
   Selling and general expenses................       14.3       5.7     3.3        .1        1.1      24.5           -      24.5
-----------------------------------------------------------------------------------------------------------------------------------
        Total costs and deductions                   199.5      59.7    44.8        .1       22.1     326.2           -     326.2
-----------------------------------------------------------------------------------------------------------------------------------
                                                      53.8      11.7     8.8       (.1)      (5.5)     68.7           -      68.7
Income tax provisions (benefits)                      21.1       5.4    (9.1)        -          -      17.4           -      17.4
-----------------------------------------------------------------------------------------------------------------------------------
Results of operations/2/                              32.7       6.3    17.9       (.1)      (5.5)     51.3           -      51.3
===================================================================================================================================

--------------------------------------------------------------------------------------------------------------
                                                                       1992/1/
--------------------------------------------------------------------------------------------------------------
                                                                       United
                                                   United               King-     Ecua-
(Millions of dollars)                              States     Canada     dom       dor      Other    Total
--------------------------------------------------------------------------------------------------------------
Revenues
   Crude oil and natural gas liquids
     Transfers to consolidated operations......       62.6         -     7.1         -          -      69.7
     Sales to unaffiliated enterprises.........       28.3      48.8    33.9         -       10.0     121.0
   Natural gas.................................      122.0      11.2    13.4         -       18.3     164.9
--------------------------------------------------------------------------------------------------------------
        Total oil and gas revenues.............      212.9      60.0    54.4         -       28.3     355.6
   Other operating.............................        3.6       1.1     2.1         -       (7.4)      (.6)
--------------------------------------------------------------------------------------------------------------
        Total revenues                               216.5      61.1    56.5         -       20.9     355.0
--------------------------------------------------------------------------------------------------------------
Costs and deductions
   Production costs............................       49.1      23.3    25.8         -       11.8     110.0
   Exploration expenses........................       16.9       5.8    11.5        .1       10.4      44.7
   Undeveloped lease amortization..............       10.3       3.8       -         -        3.3      17.4
   Depreciation, depletion, and amortization...       81.9      19.1    20.3         -        8.4     129.7
   Selling and general expenses................       16.8       6.2     5.1        .1        1.3      29.5
--------------------------------------------------------------------------------------------------------------
        Total costs and deductions                   175.0      58.2    62.7        .2       35.2     331.3
--------------------------------------------------------------------------------------------------------------
                                                      41.5       2.9    (6.2)      (.2)     (14.3)     23.7
Income tax provisions (benefits)                       (.5)      1.7    (7.9)        -      (12.8)    (19.5)
--------------------------------------------------------------------------------------------------------------
Results of operations/2/                              42.0       1.2     1.7       (.2)      (1.5)     43.2
==============================================================================================================

/1/ Restated to conform to 1994 presentation.
/2/ Excludes corporate overhead and interest.


SCHEDULE 6 -- STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES/1/
------------------------------------------------------------------------------------------------------------------------------------
                                                                      United                United
(Millions of dollars)                                                 States    Canada/2/   Kingdom     Ecuador   Other     Total
------------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1994
FUTURE CASH INFLOWS.............................................     $1,071.3     714.4      453.5       387.2    21.1    2,647.5
FUTURE PRODUCTION AND DEVELOPMENT COSTS.........................       (518.9)   (505.6)    (259.7)     (186.9)   (3.6)  (1,474.7)
FUTURE INCOME TAXES.............................................       (147.0)    (50.1)      11.8       (18.0)   (3.6)    (206.9)
------------------------------------------------------------------------------------------------------------------------------------
  FUTURE NET CASH FLOWS.........................................        405.4     158.7      205.6       182.3    13.9      965.9
10% ANNUAL DISCOUNT FOR ESTIMATED TIMING OF CASH FLOWS..........       (139.1)    (98.6)     (29.8)      (85.7)   (1.1)    (354.3)
------------------------------------------------------------------------------------------------------------------------------------
  STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS           $  266.3      60.1      175.8        96.6    12.8      611.6
====================================================================================================================================

December 31, 1993
Future cash inflows.............................................     $1,284.2     617.2       410.5       220.1    49.1   2,581.1
Future production and development costs.........................       (505.7)   (466.4)     (248.0)     (220.1)  (49.0) (1,489.2)
Future income taxes.............................................       (217.5)    (67.9)          -        (3.0)      -    (288.4)
------------------------------------------------------------------------------------------------------------------------------------
  Future net cash flows.........................................        561.0      82.9       162.5        (3.0)     .1     803.5
10% annual discount for estimated timing of cash flows..........       (184.4)    (59.3)      (18.3)      (16.4)    4.2    (274.2)
------------------------------------------------------------------------------------------------------------------------------------
  Standardized measure of discounted future net cash flows           $  376.6      23.6       144.2       (19.4)    4.3     529.3
====================================================================================================================================

Following are the principal sources of change in the standardized measure of discounted future net cash flows for the years shown.

------------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars)                                                                          1994           1993          1992
------------------------------------------------------------------------------------------------------------------------------------
Net changes in prices, production costs, and development costs..................             $(225.7)        (282.6)       112.1
Sales and transfers of oil and gas produced, net of production costs............              (161.1)        (167.0)      (186.3)
Net change due to extensions, discoveries, and improved recovery................                86.1           47.8         30.8
Net change due to purchases and sales of minerals in place......................                35.9           26.5        100.0
Development costs incurred during the period....................................               173.9          150.6         58.7
Accretion of discount...........................................................                73.3           82.2         60.2
Revisions of previous quantity estimates........................................                46.3           53.4         44.1
Net change in income taxes......................................................                53.6           53.8        (92.1)
------------------------------------------------------------------------------------------------------------------------------------
   Net increase (decrease)......................................................                82.3          (35.3)       127.5
Standardized measure at January 1...............................................               529.3          564.6        437.1
------------------------------------------------------------------------------------------------------------------------------------
Standardized measure at December 31                                                           $611.6          529.3        564.6
====================================================================================================================================

/1/Excludes future net cash flows from synthetic oil.
/2/Excludes future net cash flows attributable to 24.7 million barrels of crude oil to be added to proved reserves subsequent to start-up of production from the Hibernia oil field.

STATISTICAL SUMMARY

-------------------------------------------------------------------------------------------------------------------
                                                                   1994       1993       1992       1991       1990
-------------------------------------------------------------------------------------------------------------------
EXPLORATION AND PRODUCTION
Net crude oil and condensate production -- barrels a day
  United States............................................      12,503     12,864     12,586     12,565     12,490
  Canada -- light oil......................................       4,775      4,546      3,972      4,305      4,674
            heavy oil......................................       6,840      7,449      5,366      4,744      4,921
            synthetic oil..................................       9,065          -          -          -          -
  United Kingdom...........................................      13,389      6,342      5,931      7,607     12,324
  Other international......................................       3,005      1,550      1,350      2,985      3,063
Net natural gas liquids production -- barrels a day
  United States............................................         852        863        768        761        959
  Canada...................................................         748        697        847        368        336
  United Kingdom...........................................         151          -          -        160        271
-------------------------------------------------------------------------------------------------------------------
    Total                                                        51,328     34,311     30,820     33,495     39,038
===================================================================================================================
Net natural gas sold -- MCF a day
  United States............................................     195,555    215,471    188,068    151,157    195,017
  Canada...................................................      37,945     36,792     30,328     25,679     25,598
  United Kingdom...........................................      10,138     13,074     12,802      9,354      3,716
  Spain....................................................      12,620      9,571     19,402     22,207     22,977
-------------------------------------------------------------------------------------------------------------------
    Total                                                       256,258    274,908    250,600    208,397    247,308
===================================================================================================================
Total hydrocarbons produced -- equivalent barrels/1/ a day       94,038     80,129     72,587     68,228     80,256
-------------------------------------------------------------------------------------------------------------------
Weighted average sales prices/2/
  Crude oil and condensate -- dollars a barrel
    United States..........................................      $15.36      16.60      18.85      19.80      22.85
    Canada/3/ -- light oil.................................       14.61      15.01      16.69      17.47      21.41
                 heavy oil.................................       10.56       9.84      11.02       9.09      14.56
                 synthetic oil.............................       15.92          -          -          -          -
    United Kingdom.........................................       15.77      16.63      18.86      19.86      21.50
    Other international....................................       13.01      14.14      18.85      16.57      17.70
  Natural gas liquids -- dollars a barrel
    United States..........................................       12.19      13.36      14.71      15.65      15.32
    Canada/3/..............................................        9.21       9.59       9.74      13.91      13.39
    United Kingdom.........................................       12.16          -          -      15.35      13.86
  Natural gas -- dollars an MCF
    United States..........................................        1.91       2.10       1.75       1.62       1.81
    Canada/3/..............................................        1.42       1.22       1.01       1.12       1.24
    United Kingdom/3/......................................        2.43       2.31       2.86       3.00       2.94
    Spain/3/...............................................        2.55       2.64       2.58       2.87       3.05
-------------------------------------------------------------------------------------------------------------------
Net wells completed
  Oil wells -- United States...............................         2.6        3.0        4.9        5.7        8.0
               Canada......................................        20.7       24.3       19.1       10.0        5.6
               United Kingdom..............................          .7         .8         .3         .4         .5
               Other international.........................         2.0        1.2          -          -          -
  Gas wells -- United States...............................         4.0        8.5        5.1        9.4       10.7
               Canada......................................        14.5        4.1        2.4        1.4       10.6
               United Kingdom..............................          .4          -         .5         .2         .4
               Other international.........................           -          -          -         .3          -
  Dry holes -- United States...............................         4.1        6.5        5.2        5.9       10.5
               Canada......................................         6.5        6.9        2.6        6.9        6.2
               United Kingdom..............................          .5         .1        1.0        1.1         .5
               Other international.........................           -         .5        1.0         .3          -
-------------------------------------------------------------------------------------------------------------------
    Total                                                          56.0       55.9       42.1       41.6       53.0
===================================================================================================================
Net undeveloped acreage at year-end -- thousands of acres        12,218      9,306      8,389     10,114      9,935
-------------------------------------------------------------------------------------------------------------------

/1/ Natural gas converted on an energy equivalent basis of 6:1.
/2/ Includes intracompany and affiliated company transfers at market prices. /3/ U.S. dollar equivalent.

-------------------------------------------------------------------------------------------------------------------
                                                                   1994       1993       1992       1991       1990
-------------------------------------------------------------------------------------------------------------------
REFINING
Crude capacity* of refineries -- barrels per stream day         167,400    167,400    167,400    167,400    167,400
-------------------------------------------------------------------------------------------------------------------
Inputs/yields at refineries -- barrels a day
  Crude - Meraux, Louisiana..................................    78,252     78,732     80,842     75,059     74,962
          Superior, Wisconsin................................    30,592     30,358     26,207     26,916     26,350
          Milford Haven, Wales...............................    32,038     27,991     24,245     25,969     22,628
  Other feedstocks...........................................     8,731     10,350     12,857     11,310     13,243
-------------------------------------------------------------------------------------------------------------------
    Total inputs                                                149,613    147,431    144,151    139,254    137,183
===================================================================================================================
  Gasoline...................................................    67,746     66,460     67,710     60,491     62,469
  Kerosine...................................................    16,989     16,024     13,338     15,662     15,885
  Diesel and home heating oils...............................    35,553     34,356     32,848     32,055     30,462
  Residuals..................................................    15,444     16,441     18,474     17,237     16,155
  Asphalt, LPG, and other....................................    10,077      9,627      7,133      9,838      8,258
  Fuel and loss..............................................     3,804      4,523      4,648      3,971      3,954
-------------------------------------------------------------------------------------------------------------------
    Total yields                                                149,613    147,431    144,151    139,254    137,183
===================================================================================================================
Average cost of crude inputs to refineries -- dollars a barrel
  United States..............................................    $15.81      16.81      18.93      19.72      23.60
  United Kingdom.............................................     16.32      17.44      19.84      20.74      24.06
-------------------------------------------------------------------------------------------------------------------

MARKETING
Products sold -- barrels a day
  United States -- Gasoline..................................    60,327     61,577     59,128     50,075     52,922
                   Kerosine..................................    11,911     11,682     10,855     12,156     12,964
                   Diesel and home heating oils..............    30,172     29,252     26,446     24,626     23,838
                   Residuals.................................    10,454     11,812     12,339     11,926     10,823
                   Asphalt, LPG, and other...................     7,754      6,519      5,611      5,228      6,021
-------------------------------------------------------------------------------------------------------------------
                                                                120,618    120,842    114,379    104,011    106,568
-------------------------------------------------------------------------------------------------------------------
  Western Europe -- Gasoline.................................    16,601     13,270     13,549     13,030     11,546
                    Kerosine.................................     6,044      4,660      2,724      3,147      2,989
                    Diesel and home heating oils.............     9,200      7,525      7,112      7,593      6,262
                    Residuals................................     5,157      5,068      6,245      5,383      6,075
                    LPG and other............................     3,264      1,996      1,861      4,213      3,422
-------------------------------------------------------------------------------------------------------------------
                                                                 40,266     32,519     31,491     33,366     30,294
-------------------------------------------------------------------------------------------------------------------
  Canada                                                            246        234        172        129         76
-------------------------------------------------------------------------------------------------------------------
    Total products sold                                         161,130    153,595    146,042    137,506    136,938
===================================================================================================================
Average gross margin on products sold -- dollars a barrel
  United States..............................................     $1.07        .82        .48       1.59       1.49
  Western Europe.............................................      2.17       3.08       2.67       3.52       3.72
-------------------------------------------------------------------------------------------------------------------
Branded retail outlets*
  United States..............................................       588        606        643        622        643
  Canada.....................................................         8          8          7          6          4
  United Kingdom.............................................       470        428        391        370        345
-------------------------------------------------------------------------------------------------------------------

TRANSPORTATION
Pipeline throughputs of crude oil -- barrels a day -- Canada    159,517    151,722    118,050     90,660     62,844
-------------------------------------------------------------------------------------------------------------------

*At December 31.

-------------------------------------------------------------------------------------------------------------------
                                                                   1994       1993       1992       1991       1990
-------------------------------------------------------------------------------------------------------------------
FARM, TIMBER, AND REAL ESTATE
Acres owned/1/ -- Farmland....................................   36,000     36,000     36,000     36,000     36,000
                  Timberland..................................  341,000    341,000    342,000    341,000    341,000
                  Real estate.................................   10,000     10,000     10,000     10,000     10,000
-------------------------------------------------------------------------------------------------------------------
Acres harvested
  Cotton......................................................    3,972      4,839      4,518      4,099      2,919
  Soybeans....................................................   14,318     14,863     12,798     15,584     14,993
  Wheat.......................................................    1,405      1,482      1,209      6,391      7,889
  Corn........................................................    5,567      3,717      4,586      4,162      4,313
  Rice........................................................      491        330        622      1,019      1,499
-------------------------------------------------------------------------------------------------------------------
Yields per acre
  Cotton -- pounds............................................      883        661        831        969        908
  Soybeans -- bushels.........................................       40         24         39         30         23
  Wheat -- bushels............................................       59         40         59         21         36
  Corn -- bushels.............................................      113         70        118         87        114
  Rice -- bushels.............................................      124        107        107        112        107
-------------------------------------------------------------------------------------------------------------------
Estimated standing pine timber inventories/1/
  Sawtimber -- thousand board feet -- Doyle scale (MBF-DS)....  812,212    810,162    805,260    766,130    729,473
  Pulpwood -- cords...........................................  991,440    962,563    940,477    988,790    972,089
-------------------------------------------------------------------------------------------------------------------
Company-owned pine timber harvested
  Average sawtimber price/2/ -- $ per MBF-DS..................  $   372        310        274        202        211
  Sawtimber -- MBF-DS.........................................   40,616     37,635     30,177     32,956     44,595
  Pulpwood -- cords...........................................   12,988     12,536      8,767     15,038     10,004
-------------------------------------------------------------------------------------------------------------------
Sawmills
  Production
    Finished lumber -- thousand board feet (MBF)..............  136,713    112,365    101,203     92,846    108,209
    Pine chips -- tons........................................  227,506    193,618    236,180    229,105    368,631
    Annual capacity/1/ -- MBF.................................  165,000    122,600    100,100    100,100    120,600
  Sales of finished lumber
    Thousand board feet (MBF).................................  138,377    115,136    105,619     95,024    108,204
    Average price -- $ per MBF................................  $   363        335        259        215        209
    Average margin -- $ per MBF...............................       87         82         34         13          2
-------------------------------------------------------------------------------------------------------------------
Real estate
  Residential lots sold.......................................       99        147        120         98         53
    Average price -- $ per lot................................  $60,400     48,200     53,200     49,700     74,000
  Commercial acres sold.......................................        -          -          -         17         11
    Average price -- $ per acre...............................  $     -          -          -     32,700     37,000
-------------------------------------------------------------------------------------------------------------------

STOCKHOLDER AND EMPLOYEE DATA
Common shares outstanding/1/ (thousands)......................   44,832     44,808     44,844     44,966     33,897
Number of stockholders of record/1/...........................    4,778      5,265      6,522      5,826      4,584
Number of employees/1/........................................    1,767      1,803      1,787      3,991      4,029
Average number of employees...................................    1,778      1,787      1,857      4,001      4,213
Salaries, wages, and benefits (thousands).....................  $93,216     90,734     92,486    166,883    158,009
-------------------------------------------------------------------------------------------------------------------

/1/At December 31.
/2/Includes intracompany transfers at market prices.

                  Appendix to Electronically Filed Exhibit 13
(1994 Annual Report to Security Holders, Which is Incorporated in This
                                  Form 10-K)
        Providing a Narrative of Graphic and Image Material Appearing on
                       Pages 6 Through 57 of Paper Format


Exhibit 13
 Page No.   Map Narrative
----------  -------------
   7        Gulf of Mexico - The location and areal extent of acreage under lease by the
             Company in the Gulf of Mexico (offshore Texas, Louisiana, Mississippi,
             Alabama, and Florida) are shown. Additionally, each lease is categorized as either: (1) producing or producible; (2) discovery - commerciality to be determined/facilities to be installed; (3) unexplored, dry hole(s), or noncommercial shows; or (4) unexplored - acquired in 1994.

  10        Canada - The location and areal extent of acreage under lease by the Company in British Columbia, Alberta, Saskatchewan, and Manitoba are shown.
             Additionally, specific areas of production are identified along with the types of production - natural gas, light oil, heavy oil, and oil sands.

  12        Offshore Eastern Canada - Depicted are the locations in the North Atlantic
             Ocean east of Newfoundland of the Hibernia and Terra Nova oil fields, in which the Company holds interests, and the location where the production platform for the Hibernia field is being constructed.

  14        North Sea - The location and areal extent of producing and nonproducing acreage under license by the Company, primarily in the United Kingdom
             (U.K.) sector of the North Sea, are shown.  Highlighted are four blocks in in which the Company has varying interests and where oil is either being produced, oil field development is under way, or appraisal drilling is planned following recent exploratory drilling success.

  15        China - The location and areal extent are shown of acreage in which the
             Company was awarded an interest in 1994 under a production-sharing contract in the Bohai Bay, offshore northeast China.

  16        Peru - Depicted are the areal extent and location of acreage in the Ucayali
             Basin onshore Peru in which the Company negotiated an exploration concession in 1994.

  18        United States - The locations of the Company's two refineries are identified along with a depiction of the predominant routes and means of moving crude oil to the refineries, the routes and means of moving finished products from the refineries into marketing areas, the terminal facilities used to store and/or distribute products to wholesalers and consumers, and the areal extent of the
             Company's marketing territories in 11 states in the Southeast and five states in the upper-Midwest.


                 Appendix to Electronically Filed Exhibit 13 (Contd.)


Exhibit 13
 Page No.   Map Narrative (Continued)
----------  -------------
  20        United Kingdom - The location of the Company's jointly owned refinery is identified along with a depiction of the normal route and means of moving crude oil to the refinery, the routes and means of moving finished products from the refinery into U.K. marketing areas, locations of the terminal facilities used to store and/or distribute products to wholesalers and consumers, and the areal extent of the Company's marketing territory, which covers most of
             England and southern Wales.

  22        Western Crude Oil Pipeline Systems - The locations are shown in southern
             Alberta and Saskatchewan of major Canadian crude oil pipelines and two pipeline systems that are partially owned and operated by the Company and deliver heavy oil into one of the major pipelines.  In addition, the locations are shown of two pipelines owned by the Company that transport crude oil to the U.S. border for further movement to refining centers in Montana,
             Wyoming, and Colorado through pipelines owned by others and a pipeline system in Montana and Wyoming in which the Company has an ownership.


            Picture Narrative
            -----------------

   8        A view is shown of the Syncrude Canada Ltd. bitumen extraction and upgrading facility, which produces high-quality synthetic crude oil near Fort McMurray in northern Alberta.  The facility is part of the operations of a joint venture in which the Company owns a five-percent interest.

   9        At Matagorda Island Block 710, offshore Texas, a well-protector platform to facilitate production of a new natural gas stream is shown being installed by a derrick barge.

  12        An aerial view is shown at Bull Arm, Newfoundland, of the tow-out to a nearby deep-water site of the first stage of a concrete Gravity Base Structure, which is being constructed for use as a fixed production platform for the Hibernia oil field, offshore Newfoundland.  The second phase of construction will be carried out at the new location.

  13        A view is shown of a semi-submersible drilling rig testing the producing capability of a well in which the Company has a 17.7- percent interest on
             Block 204/25a west of the Shetland Islands.  The well tested at a rate of 5,304 barrels a day of crude oil.

  18        A newly constructed sulfur recovery unit is shown shortly after it began operations in 1994 at the Company's refinery at Meraux, Louisiana.  The unit has the capacity to remove 80 long-tons of sulfur per day from crude oil being processed, and when the effect of the sulfur unit is combined with the simultaneous upgrading of two other units, the Company has a much higher level of flexibility for selecting crudes to be processed at the refinery.


Exhibit 13
 Page No.   Picture Narrative (Continued)
----------  -----------------
  19        A recently opened combination of a Company convenience store and a full-size franchise restaurant of an internationally known fast food chain is pictured;
             this represents a new type of marketing initiative for the Company.

  20        The Milford Haven, Wales, refinery, in which the Company has a 30-percent ownership; the town of Milford Haven; a jetty; and a moored tanker are viewed from the south shore of the Haven estuary. Construction began at mid-year on a high-pressure distillate hydrotreater unit, which will enable the refinery to produce low-sulfur diesel fuel.

  21        The Company continued an aggressive program during the year to increase its retail sales in the U.K.; pictured is a newly constructed station on the
             Surrey/Hampshire border.

  23        Shown is cotton as it is transferred from a picker into a module builder, which will compress the cotton before it is transported to a gin.  Yields per acre for all crops were up from the prior year.

  24        A view is shown looking across a golf course fairway and at adjacent houses, illustrating one of the many amenities of living at the Company's planned community in Little Rock, Arkansas.  Lot sales were down from the record high established in 1993, with rising interest rates being a major factor.

  24        Shown are a recently constructed boiler house and electrostatic precipitators that will lower fuel costs and control emissions at the Waldo, Arkansas, sawmill by utilizing bark and sawdust as fuel to generate heat that will be used to kiln-
             dry lumber.  In conjunction with a simultaneous expansion of the sawmill and installation of a computer-controlled bandmill, this equipment will significantly improve lumber yields and strengthen the economic competitiveness of the mill.


            Graph Narrative
            ---------------
   6        Income Contribution* - Exploration and Production
              Scale - 0 to 75 (millions of dollars).

                                         1990   1991   1992   1993   1994
                                         ----   ----   ----   ----   ----
              Income*                    66.3   23.4   35.9   36.9   45.2
                                         ====   ====   ====   ====   ====
              *Before unusual or infrequently occurring items.
           This is a vertical bar graph with each year's value printed above the appropriate bar.

                  Appendix to Electronically Filed Exhibit 13 (Contd.)

Exhibit 13
 Page No.   Graph Narrative (Continued)
----------  ---------------
   6        Capital Expenditures - Exploration and Production
              Scale - 0 to 600 (millions of dollars).

                                                    1990   1991    1992    1993   1994
                                                    ----   ----    ----    ----   ----
              Proved Property Acquisitions (top)     3.5     .3    13.9   259.7   37.1
              Development Costs                     54.2   52.7    58.7   212.7  179.3
              Exploration Costs (bottom)            89.0  102.0    87.4    64.6   86.2
                                                   -----  -----   -----   -----  -----
                Totals                             146.7  155.0   160.0   537.0  302.6
                                                   =====  =====   =====   =====  =====
              This is a stacked vertical bar graph with each year's total printed above the appropriate bar.


   8        Crude Oil and NGL Production
              Scale 0 to 60 (thousands of barrels a day).

                                                   1990    1991    1992    1993   1994
                                                   ----    ----    ----    ----   ----
              Other International (top)             3.1     3.0     1.3     1.6    3.0
              United Kingdom                       12.6     7.8     5.9     6.3   13.5
              Canada - Synthetic Oil                  -       -       -       -    9.1
              Canada - Other Oil                    9.9     9.4    10.2    12.7   12.4
              United States (bottom)               13.4    13.3    13.4    13.7   13.3
                                                   ----    ----    ----    ----   ----
                Totals                             39.0    33.5    30.8    34.3   51.3
                                                   ====    ====    ====    ====   ====
              This is a stacked vertical bar graph with each year's total printed above the appropriate bar.


   8        Natural Gas Sales
              Scale 0 to 320 (millions of cubic feet a day).

                                                   1990    1991    1992   1993   1994
                                                   ----    ----    ----   ----   ----
              Spain (top)                          23.0    22.2    19.4    9.5   12.6
              United Kingdom                        3.7     9.3    12.8   13.1   10.1
              Canada                               25.6    25.7    30.3   36.8   38.0
              United States (bottom)              195.0   151.2   188.1  215.5  195.6
                                                  -----   -----   -----  -----  -----
                Totals                            247.3   208.4   250.6  274.9  256.3
                                                  =====   =====   =====  =====  =====
              This is a stacked vertical bar graph with each year's total printed above the appropriate bar

  17        Income Contribution* - Refining, Marketing, and Transportation
              Scale 0 to 50 (millions of dollars).

                                                   1990    1991    1992   1993   1994
                                                   ----    ----    ----   ----   ----
              Income*                              40.7    43.3     8.0   31.5   30.2
                                                   ====    ====    ====   ====   ====
                  *Before unusual or infrequently occurring items.
              This is a vertical bar graph with each year's value printed above the appropriate bar.

                  Appendix to Electronically Filed Exhibit 13 (Contd.)
Exhibit 13
 Page No.   Graph Narrative (Continued)
----------  ---------------
  17        Capital Expenditures - Refining, Marketing, and Transportation
              Scale 0 to 120 (millions of dollars).

                                                    1990   1991    1992   1993   1994
                                                    ----   ----    ----   ----   ----
              Transportation (top)                   3.3    3.3     6.0    3.6    3.2
              Marketing                             24.9   15.2    14.1   16.9   17.0
              Refining (bottom)                     30.9   44.6    48.0   66.4   74.5
                                                    ----   ----    ----   ----   ----
                Total                               59.1   63.1    68.1   86.9   94.7
                                                    ====   ====   =====  =====  =====
              This is a stacked vertical bar graph with each year's total printed above the appropriate bar.


  17        Refined Products Sold
              Scale 0 to 200 (thousands of barrels a day).

                                                   1990    1991    1992   1993   1994
                                                   ----    ----    ----   ----   ----
              Western Europe (top)                 30.3   33.4     31.5   32.5   40.3
              United States (bottom)              106.6  104.1    114.5  121.1  120.8
                                                  -----  -----    -----  -----  -----
                Totals                            136.9  137.5    146.0  153.6  161.1
                                                  =====  =====    =====  =====  =====
              This is a stacked vertical bar graph with each year's total printed above the appropriate bar.

  19        Meraux Refinery Crude Charge
              Scale 0 to 100 (percentages of total).

                                                   1992    1993    1994
                                                   ----    ----    ----
              Light Sour (top)                     25.3    26.1    25.5
              Heavy Sweet                          23.5    29.0    42.0
              Light Sweet (bottom)                 51.2    44.9    32.5
                                                  -----   -----   -----
                Totals                            100.0   100.0   100.0
                                                  =====   =====   =====
              This is a stacked vertical bar graph.

  19        Meraux Refinery Yields
              Scale 0 to 100 (percentages of total).

                                                   1992    1993    1994
                                                   ----    ----    ----
              Fuel and Other (top)                  5.5     6.4     5.8
              Residuals                            13.3    11.7    10.0
              Middle Distillates                   31.6    33.6    34.2
              Gasoline (bottom)                    49.6    48.3    50.0
                                                  -----   -----   -----
                 Totals                           100.0   100.0   100.0
                                                  =====   =====   =====
              This is a stacked vertical bar graph.

  22        Canadian Pipeline Throughputs
              Scale 0 to 200 (thousands of barrels a day).

                                                   1990    1991    1992   1993   1994
                                                   ----    ----    ----   ----   -----
              Throughputs                          62.8    90.7    118.1  151.7  159.5
                                                  =====   =====   =====   =====  =====
              This is a vertical bar graph with each year's value printed above the appropriate bar.

                  Appendix to Electronically Filed Exhibit 13 (Contd.)

Exhibit 13
 Page No.   Graph Narrative (Continued)
----------  ---------------

  23        Income Contribution - Farm, Timber, and Real Estate
              Scale 0 to 20 (millions of dollars).

                                                   1990    1991    1992   1993   1994
                                                   ----    ----    ----   ----   ----
              Income                                6.2     4.8     8.4   13.1   17.5
                                                   ====    ====    ====   ====   ====
              This is a vertical bar graph with each year's value printed above the appropriate bar.

  23        Capital Expenditures - Farm, Timber, and Real Estate
              Scale 0 to 14 (millions of dollars).

                                                   1990    1991    1992   1993   1994
                                                   ----    ----    ----   ----   -----
              Capital Expenditures                 10.4    2.9     6.0    9.7    11.4
                                                   ====    ====    ====   ====   =====
              This is a vertical bar graph with each year's value printed above the appropriate bar.

  23        Sales of Finished Lumber
              Scale 0 to 160 (millions of board feet).

                                                   1990   1991   1992   1993   1994
                                                   -----  -----  -----  -----  -----
              Lumber Sales                         108.2   95.0  105.6  115.1  138.4
                                                   =====  =====  =====  =====  =====
              This is a vertical bar graph with each year's value printed above the appropriate bar.

  25        Income Excluding Unusual Items
              Scale 0 to 120 (millions of dollars).

                                                   1990   1991   1992   1993   1994
                                                   -----  -----  -----  -----  -----
              Income Excluding Unusual Items       96.1   57.7   54.9   76.4   86.3
                                                   ====   ====   ====   ====   =====
              This is a vertical bar graph with each year's value printed above the appropriate bar.

  25        Cash Provided by Continuing Operations
              Scale 0 to 420 (millions of dollars).

                                                   1990   1991   1992   1993   1994
                                                   -----  -----  -----  -----  -----
              Cash Provided                        284.4  213.6  284.2  363.0  337.3
                                                   =====  =====  =====  =====  =====
              This is a vertical bar graph with each year's value printed above the appropriate bar.

  25        Stockholders' Equity at Year-End
              Scale 0 to 1,500 (millions of dollars).

                                                   1990   1991   1992   1993   1994
                                                   ----   ----   ----   ----   ----
              Stockholders' Equity                  873  1,201  1,200  1,222  1,271
                                                   ====  =====  =====  =====  =====
              This is a vertical bar graph with each year's value printed above the appropriate bar.

                  Appendix to Electronically Filed Exhibit 13 (Contd.)

Exhibit 13
 Page No.   Graph Narrative (Continued)
----------  ---------------
  26        Income Contribution by Operating Function*
              Scale 0 to 120 (millions of dollars).

                                                               1992  1993   1994
                                                               ----  ----   ----
              Farm, Timber, and Real Estate (top)              8.4   13.1   17.5
              Refining, Marketing, and Transportation          8.0   31.5   30.2
              Exploration and Production (bottom)             35.9   36.9   45.2
                                                              ----   ----   ----
                Totals                                        52.3   81.5   92.9
                                                              ====   ====   ====
                 *Excludes Corporate and unusual or infrequently occurring items.
              This is a stacked vertical bar graph with the value for each element printed within the element.

  27        Range of U.S. Crude Oil Sales Prices
              Scale 10 to 24 (dollars a barrel).

                                                             1992   1993   1994
                                                             ----   ----   ----
              High monthly crude oil price (top of bar)      20.67  18.42  17.58
              Average crude oil price (colored line)         18.85  16.60  15.36
              Low monthly crude oil price (bottom of bar)    17.34  12.52  12.71
              This is a floating vertical bar graph with a contrasting-color line between the top and bottom each year and highs printed above bars, averages printed above colored lines, and lows printed below bars.

  27        Range of U.S. Natural Gas Sales Prices

              Scale 1.00 to 2.75 (dollars a thousand cubic feet).

                                                              1992   1993   1994
                                                              ----   ----   ----
              High monthly natural gas price (top of bar)     2.60   2.51   2.40
              Average natural gas price (colored line)        1.75   2.10   1.91
              Low monthly natural gas price (bottom of bar)   1.16   1.63   1.42
              This is a floating vertical bar graph with a contrasting-color line between the top and bottom each year and highs printed above bars, averages printed above colored lines, and lows printed below bars.


  28        Exploration Expenses
              Scale 0 to 70 (millions of dollars).

                                                              1992   1993   1994
                                                              ----   ----   ----
              Undeveloped Lease Amortization (top)            17.4   12.1   11.0
              Geological, Geophysical, and Other Costs        14.8   12.5   15.1
              Dry Hole Costs (bottom)                         29.9   21.5   16.6
                                                              ----   ----   ----
                Totals                                        62.1   46.1   42.7
                                                             =====  =====  =====
              This is a stacked vertical bar graph with each year's total printed above the appropriate bar.

                  Appendix to Electronically Filed Exhibit 13 (Contd.)

Exhibit 13
 Page No.   Graph Narrative (Continued)
----------  ---------------
            Average Sales Price of U.S. Refined Products
            Scale 0 to 28 (dollars a barrel).

                                                            1992     1993     1994
                                                            ----     ----     ----
              Average Sales Price                           23.25    21.44    20.56
                                                            =====    =====    =====
              This is a vertical bar graph with each year's value printed above the appropriate bar.

  29        Average Sawmill Margin
              Scale 0 to 100 (dollars a thousand board feet).

                                                            1992     1993     1994
                                                            ----     ----     ----
              Average Margin                                  34       82       87
                                                            ====     ====     ====
              This is a vertical bar graph with each year's value printed above the appropriate bar.

  30        Selling and General Expenses
              Scale 0 to 80 (millions of dollars)

                                                            1992     1993   1994
                                                            ----     ----   ----
              Selling and General Expenses                   72.9     65.2   66.6
                                                            =====  =======  =====
              This is a vertical bar graph with each year's value printed above the appropriate bar.

  31        Capital Expenditures in 1994
              Scale 0 to 500 (millions of dollars).

                                                                  Percent
                                                                  -------
              Other - $4.9 (top)                                        1
              Farm, Timber, and Real Estate - $11.4                     3
              Refining, Marketing, and Transportation - $94.7          23
              Exploration and Production - $302.6 (bottom)             73
              This is a stacked vertical bar graph with a line from each component to its respective percentage and "Total - $413.6" printed below graph.

  32        Sources of Cash and Cash Equivalents in 1994
              Scale 0 to 500 (millions of dollars).

                                                                  Percent
                                                                  -------
             Sale of Property and Other - $4.5 (top)                    1
             Tax Settlements - $6.4                                     2
             Additions to Other Long-Term Obligations - $28.2           7
             Additons to Nonrecourse Debt - $42.8                      10
             Operations - $330.9 (bottom)                              80
             This is a stacked vertical graph with a line from each component to its respective percentage and "Total - $412.8" printed below graph.

                  Appendix to Electronically Filed Exhibit 13 (Contd.)

Exhibit 13
 Page No.   Graph Narrative (Continued)
----------  ---------------
  32        Uses of Cash and Cash Equivalents in 1994
              Scale 0 to 585 (millions of dollars).

                                                                    Percent
                                                                    -------
              Reduction of Other Long-Term Obligations - $3.5 (top)       1
              Reduction of Nonrecourse Debt - $7.6                        2
              Dividends - $58.2                                          12
              Capital Expenditures - $413.6 (bottom)                     85
              This is a stacked vertical bar graph with a line from each component to its respective percentage and "Total - $482.9" printed below graph.

  50        Estimated Net Proved Oil Reserves
              Scale 0 to 250 (millions of barrels).

                                                    1990    1991    1992     1993     1994
                                                    ----    ----    ----     ----     ----
              Other International (top)               .3      .2     1.8      1.9        -
              Ecuador                                 -     33.5    35.6     33.6     35.0
              United Kingdom                        18.8    14.7    13.1     26.7     24.5
              Canada                                24.6    21.8    22.3    120.2    136.3
              United States (bottom)                23.9    22.8    23.2     20.0     24.5
                                                   -----   -----   -----    -----    -----
                Totals                              67.6    93.0    96.0    202.4    220.3
                                                   =====   =====   =====    =====    =====
              This is a stacked vertical bar graph with each year's total printed above the appropriate bar.

  50        Estimated Net Proved Gas Reserves
              Scale 0 to 800 (billions of cubic feet).

                                                   1990     1991    1992    1993    1994
                                                   ----     ----    ----    ----    ----
              Spain  (top)                         32.6     16.6     4.1    10.6     7.2
              United Kingdom                       40.9     41.1    35.4    31.2    29.6
              Canada                              201.6    204.9   200.4   182.7   176.7
              United States (bottom)              378.5    396.2   445.4   429.0   430.1
                                                  -----    -----   -----   -----   -----
                Totals                            653.6    658.8   685.3   653.5   643.6
                                                  =====    =====   =====   =====   =====
              This is a stacked vertical bar graph with each year's total printed above the appropriate bar.

  50        Net Hydrocarbons Production

              Scale 0 to 120 (thousands of barrels a day on an energy equivalent basis).

                                                   1990     1991    1992    1993    1994
                                                   ----     ----    ----    ----    ----
              Other International (top)             6.9      6.7     4.6     3.2     5.1
              United Kingdom                       13.2      9.3     8.1     8.5    15.2
              Canada                               14.2     13.7    15.2    18.8    27.8
              United States (bottom)               46.0     38.5    44.7    49.6    45.9
                                                   ----     ----   -----    ----    ----
                Totals                             80.3     68.2    72.6    80.1    94.0
                                                   ====     ====    ====    ====    ====
              This is a stacked vertical bar graph with each year's total printed above the appropriate bar.

                                      A-9