Form 10-K, Exhibit 13
period 1995-12-31
MURPHY OIL CORP /DE
filed 1996-03-27
CIK 717423

                                                                      EXHIBIT 13

PETROLEUM
================================================================================

[GRAPH--INCOME CONTRIBUTION*--EXPLORATION AND PRODUCTION]


[GRAPH--CAPITAL EXPENDITURES--EXPLORATION AND PRODUCTION]


[GRAPH--NET HYDROCARBONS PRODUCTION]


EXPLORATION AND PRODUCTION
================================================================================
(Thousands of dollars)                                1995                1994
================================================================================
Income contribution(1) ...................         $   29,506             45,253
    United States ........................              4,841             18,128
    International ........................             24,665             27,125

Total assets .............................          1,149,433          1,292,402
    United States ........................            317,422            386,830
    International ........................            832,011            905,572

Capital expenditures(2) ..................            231,718            286,348
    United States ........................             71,186             79,451
    International ........................            160,532            206,897
================================================================================
Crude oil and liquids produced -
  barrels a day ..........................             57,015             51,328
    United States ........................             13,736             13,355
    International ........................             43,279             37,973

Natural gas sold - MCF a day .............            251,726            256,258
    United States ........................            189,250            195,555
    International ........................             62,476             60,703
================================================================================
1  Before unusual or infrequently occurring items.
2  Prior year amounts reclassified to conform to 1995 presentation.
================================================================================

WORLDWIDE OVERVIEW

     Murphy is engaged in exploration and production operations throughout the world. In the U.S., the Company is one of the largest operators in the Gulf of Mexico and has interests onshore, primarily in Louisiana, Texas, and South Arkansas. The Company also explores for and produces light oil, heavy oil, and natural gas in western Canada, where a substantial ownership of heavy oil reserves is providing a growing source of the Company's crude oil production. Murphy's Canadian activities also include an interest in the world's largest synthetic crude oil operation and interests in two oil fields offshore eastern Canada--Hibernia, which is under development, and Terra Nova, where development plans are being prepared. The Company has long been active in the U.K. sector of the North Sea, where an ownership in the giant Ninian oil field has provided an important source of crude oil production for a number of years. This field has now been joined by three other oil properties in various stages of production or development--"T" Block, where Tiffany and Toni fields were placed on stream in late 1993 and where the Thelma and Southeast Thelma fields are expected to commence production in late 1996; the Mungo and Monan fields, where development was approved in 1995; and the Schiehallion field, an important discovery west of the Shetland Islands on Block 204/25a. Development of the Schiehallion field is expected to be approved early in 1996. The Company also has producing properties in Spain and Ecuador and conducts an ongoing exploration program in other parts of the world, with Peru, offshore China, and Pakistan currently among areas of particular interest.

     The exploration and production function represents the Company's best opportunity for extraordinary growth. Murphy's exploration programs emphasize those areas where we have established production and the related data base and high-risk prospects that have potential for significant reserve additions. The Company also has the technical expertise to identify frontier prospects, along with the resources to acquire significant ownership positions therein, and attempts to do so early in the exploration cycle of emerging basins. Leveraging that ownership position to fund exploratory drilling is an available option.

     Earnings from the Company's exploration and production activities, excluding unusual or infrequently occurring items, totaled $29.5 million in 1995 compared to $45.2 million a year ago. The decrease was due primarily to lower sales prices for natural gas in the U.S. and higher exploration expenses, offset in part by higher crude oil production and sales prices. Production of crude oil and liquids increased 11 percent to 57,015 barrels a day, with all major oil-producing areas experiencing increases. Total natural gas sales were 251.7 million cubic feet a day, down two percent. On an energy equivalent basis, the Company's 1995 production was up five percent to a

[GULF OF MEXICO MAP]


record 98,969 barrels a day.

    Capital expenditures for exploration and production totaled $231.7 million in 1995 compared to $286.3 million in 1994. The 1996 budget provides for a 40-percent increase in capital expenditures for exploration and production activities, primarily due to higher levels of spending on development projects that will contribute significant new production commencing in 1997.

    As shown in the schedules on pages 43 and 44, proved reserves of crude oil and liquids increased 6.4 million barrels, while natural gas reserves were essentially unchanged. Reserve additions in the U.S. totaled 5.1 million barrels of oil and 70.7 billion cubic feet of natural gas. Additions from discoveries included Viosca Knoll Block 783 and West Cameron Blocks 521 and 631. In the U.K., the decision to develop the Mungo, Monan, Thelma, and Southeast Thelma fields added 20.3 million barrels of oil and 19.8 billion cubic feet of natural gas. Other changes included a 3.5-million-barrel downward revision in Ecuador. On an energy equivalent basis, Murphy's reserves totaled 333.8 million barrels at the end of 1995 compared to 327.6 million barrels at year-end 1994.

    A review geographically of the Company's principal exploration and production activities is presented in the sections that follow. The Company's working interest percentage is shown, generally following the name of each field or block, and unless otherwise indicated, average daily production rates are net to the Company after deduction for royalty interests. The terms crude oil production and oil production include natural gas liquids where applicable.

UNITED STATES

    Average U.S. crude oil production totaled 13,736 barrels a day in 1995, up three percent from 1994, and natural gas production totaled 189.3 million cubic feet a day, a decrease of three percent from a year ago. Additions to production were primarily provided by workovers and new drilling in existing fields, essentially offset by normal production declines in several of the Company's older fields.

    Gulf of Mexico - The Gulf of Mexico is the Company's principal area of interest in the U.S. and offers significant growth potential. In 1995, the Gulf accounted for 69 percent and 89 percent, respectively, of our U.S. oil and natural gas production.

    The Ship Shoal Block 113 field (50-70%) is our largest single source of oil production in the U.S. A successful oil well was completed during 1995, and a successful gas well was completed shortly after year-end. While a slower pace of drilling in 1995 resulted in normal decline more than offsetting new production, additional wells are planned in 1996 for this field. Oil production averaged 3,850 barrels a day in 1995 compared to 4,239 in 1994, and natural gas production averaged 16.6 million cubic feet a day compared to 16.3 million a year ago.

    An interpretation of a 3-D seismic survey over the Ship Shoal Block 222 field (40-44.4%) led to drilling three successful wells during 1995, and additional drilling is planned for 1996. Oil production averaged 734 barrels a day in 1995 compared to 554 in 1994. Natural gas production averaged 3.4 million cubic feet a day in 1995, up from one million in 1994.

    Workover activities in the South Timbalier Block 63 field (100%) resulted in substantial production increases during 1995. Average oil production increased from

[GRAPH--CRUDE OIL AND NGL PRODUCTION]


[GRAPH--NATURAL GAS SALES]


[PICTURE APPEARS HERE]



197 barrels a day in 1994 to 506 in 1995, and natural gas production increased from 10.1 million cubic feet a day to 16.2 million in 1995. A drilling program based on 3-D seismic data also commenced on this block in the last quarter of 1995, and initial results are encouraging. A successful natural gas well was placed on stream in December 1995, and another natural gas well was completed and placed on stream shortly after year-end. Additional drilling is planned for 1996. Oil production from the adjacent South Timbalier Block 86 field (86.9%) averaged 376 barrels a day in 1995 compared to 430 in 1994. Natural gas production averaged 5.8 million cubic feet in 1995 compared to 2.7 million in 1994, with a gas discovery placed on stream in April 1994 providing the increase.

    Operations to sidetrack an oil well in the South Pelto Block 20 field (50%) were successfully completed during 1995, and average oil production from the field increased to 1,700 barrels a day in 1995 compared to 1,457 in 1994. Average natural gas production declined from 5.4 million cubic feet a day in 1994 to 3.9 million.

     Reflecting the nature of the business, production from three of the Company's largest natural gas fields in the U.S. continued to decline in 1995. Production from the Ship Shoal Block 113A field (100%), which was placed on stream in 1982, averaged 27.8 million cubic feet a day compared to 38.5 million in 1994. At the Matagorda Island Block 604/589 area (62.7%), production averaged 16.2 million cubic feet a day, down from 23.6 million in 1994, and production from Viosca Knoll Blocks 203 and 204 (66.7%) declined from 17.4 million cubic feet a day in 1994 to 15.7 million in 1995.

    While field declines are never welcomed, the Company has several projects under way that have the potential to more than offset the rate of decline experienced in 1995. The program that commenced at the end of 1995 at South Timbalier Block 63 should contribute to the effort, but the most important source of new U.S. production in the near-term is Viosca Knoll Block 783 (30%). This block, which is known as the Tahoe field, is located in 1,500 feet of water and is being developed in phases. The first phase, which came on stream in early 1994, included a subsea completion of a previously drilled well that was tied-in to production facilities on a platform 12 miles to the north in 275 feet of water. Natural gas production from the field averaged 14.2 million cubic feet a day in 1995 compared to 9.5 million in 1994. Oil production averaged 480 barrels a day compared to 359 barrels a year ago. The Company currently has a 75-percent interest in production from the field due to disproportionate sharing of first-phase development costs. This interest will be reduced to 30 percent upon payout of the Company's investment in the first phase, which is expected to occur during the first quarter of 1996. Overall performance of the first phase has been excellent, and development of the second phase commenced in the fourth quarter of 1995. Activity in 1996 will include the drilling and completion of three horizontal wells and the completion of a successful horizontal well drilled in 1995. First production from the well drilled in 1995 is scheduled for the fourth quarter of 1996, with full production from the second phase expected in early 1997.

    Production is also expected to commence in the third quarter of 1996 from Mobile Block 863 (11.5%), a 1994 natural gas discovery in the Norphlet formation. In addition, two exploratory wells in progress at the end of 1995 resulted in natural gas discoveries in early 1996. A well in West Cameron Block 521 (50%) logged 100 feet of net natural gas sands in two zones. Production facilities are being designed and first production is expected in late 1996. Also, a well drilled in West Cameron Block 631 (60%) found 338 feet of net natural gas sands in five zones. A test of one of the zones flowed at a gross rate of 10.4 million cubic feet a day. A five-well drilling template has been installed, and additional drilling is under way to test other prospects on the block. First production is anticipated in the second quarter of 1997.

    The wells drilled on the West Cameron blocks, which were acquired in 1995 at the Central Gulf of Mexico lease sale, were the initial wells of a multi-well program planned


[CANADA MAP]

[OFFSHORE EASTERN CANADA MAP]


[PICTURE APPEARS HERE]



for the Gulf in 1996 to test 3-D generated prospects on recently acquired acreage.

    The Company holds a 33.3-percent interest in the Destin Dome Block 56 unit, which includes 11 leases covering 63,360 acres located approximately 40 miles south of Pensacola, Florida. Two wells drilled in the Norphlet formation in prior years have proven an accumulation of natural gas reserves at depths between 22,000 and 23,000 feet, and 64 billion cubic feet of natural gas attributable to these wells are included in the Company's reserves. A third well to further delineate the unit's reserve potential was commenced in the fourth quarter of 1995. The well is expected to reach total depth in the first quarter of 1996.

    Other exploration activity during 1995 included an unsuccessful sidetrack of a well drilled in 1994 on Mobile Block 908 (70%). A well drilled on Viosca Knoll Block 988 (25%) found noncommercial quantities of oil and natural gas and was abandoned. Murphy participated in the two 1995 federal lease sales held in the Gulf of Mexico and acquired 40- to 100-percent interests in 14 blocks.

    Onshore - U.S. onshore exploration activity in 1995 was principally in South Louisiana. Shortly after year-end, a 19,000-foot exploratory well (50%) in Vermilion Parish, Louisiana, was tested at a gross rate of 6.5 million cubic feet of natural gas a day. An extended 30-day flow test will be required to determine if the field is commercial. Daily production from two wells in the East Riceville field (33.3%), also located in Vermilion Parish, averaged 7.4 million cubic feet of natural gas and 167 barrels of oil in 1995. Production in 1994 averaged eight million cubic feet of natural gas a day and 180 barrels of oil. Infield drilling in 1995 included 10 wells in Louisiana and Texas, all of which were successful.

    Property dispositions - In late 1995, the Company announced its intention to sell its interests in substantially all of its onshore properties in the U.S. and 20 nonstrategic properties in the Gulf of Mexico. The properties targeted for sale accounted for approximately seven percent and three percent, respectively, of the Company's 1995 worldwide production and year-end reserves.

CANADA

    Production of crude oil in Canada increased seven percent in 1995 to 22,853 barrels a day. Light oil production decreased seven percent to 5,157 barrels a day, while heavy oil production increased 30 percent to 8,864. The increase in heavy oil production was due primarily to an aggressive drilling program and the acquisition of additional interests in heavy oil properties in Alberta. Although gross production of synthetic crude oil in 1995 set a new record for the sixth consecutive year, net volumes to the Company were down three percent to 8,832 barrels a day due to an increase in net profit royalties caused by higher oil prices. Natural gas production of 40.9 million cubic feet a day was up eight percent from a year ago. The 1995 production volumes for both oil and natural gas were at record levels.

    The Company conducted an active development program in 1995 that included three wells to develop light oil. However, primary emphasis was placed on the development of heavy oil, and the 1995 program included 27 successful horizontal wells and 15 successful vertical wells. Five successful vertical wells were drilled to develop natural gas.

    Murphy's exploration program in Canada during 1995 focused on light oil and natural gas prospects. Four light oil wells drilled during the year were put on production near year-end, and three natural gas wells, including one drilled in the Foothills of northeastern British Columbia, will be tested in early 1996. One successful heavy oil exploration well was also drilled during the year. The Company also acquired a 25-percent interest in an exploration license in the Jeanne d'Arc Basin, offshore Newfoundland, located midway between the Hibernia and Terra Nova oil fields.

    The Company has a five-percent interest in the Syncrude project, the world's largest oil sands mining and upgrading operation. This project is located on 157,990 acres leased from the province of Alberta in the Athabasca oil sands area near Fort McMurray. Syncrude combines the technologies of mining, extraction, and upgrading to convert oil sands into synthetic crude oil. The deposits are mined by large draglines and moved to an extraction plant, where the oil sands are mixed with hot water, steam, and caustic soda to produce a slurry, from which the oil floats as a froth. The froth is treated to remove water and solids and is fed into an upgrading process in the form of bitumen, which is then "cracked" into naphtha, light gas oil, and heavy gas oil streams. These streams are hydrotreated to remove sulfur and nitrogen impurities and mixed to form synthetic crude oil. The current Syncrude license expires in the year 2025.

    Construction of the facilities for the Hibernia oil field (6.5%) in the Grand Banks area, offshore Newfoundland, continued throughout 1995. First production from this field, discovered in 1979, is expected to occur in late 1997 or early 1998, with peak production anticipated at 135,000 gross barrels of oil a day. Gross recoverable reserves are estimated to be 615 million barrels. The central production facility for the Hibernia field is a Gravity Base Structure (GBS)--the first to be constructed to resist the impact of an iceberg. At year-end, the GBS was approximately 80 percent complete. In 1995, the main topside modules, which were constructed at various locations around the world, were delivered to the construction site, where they were joined into a single integrated unit. The GBS and the modules will be mated prior to towing the completed structure to the production site. Tow-out is scheduled for the summer of 1997.

    In December 1995, the owners of the Terra Nova oil field (10.7%), located approximately 20 miles southeast of Hibernia, commenced preparation of the Development Plan Application (DPA) for the field. The development plan will include utilization of floating production system technology with "ice-avoidance" criteria, rather than the "ice-resistance" criteria of the GBS for Hibernia. In addition, the project is to be developed by employing a contractor alliance arrangement where the owners, contractors, and suppliers work together to provide major project components. It is anticipated that the DPA will be filed with the Newfoundland government in the second quarter of 1996. Gross recoverable reserves for Terra


[NORTH SEA MAP]

[SCHEMATIC APPEARS HERE]


Nova are estimated to be between 300 and 400 million barrels of oil, with peak production estimated at 100,000 barrels a day. Project sanction is expected in 1997.

UNITED KINGDOM

     Production from the Ninian field (13.8%) averaged 6,784 barrels of oil a day in 1995 compared to 7,883 in 1994. The rate of decline in 1995 was less than forecast primarily due to the success of an infill drilling program, which included the redrilling of four wells to new bottom-hole locations. A recently completed 3-D seismic survey is expected to result in additional infill drilling. Tariff income from the processing of oil and gas from four third-party fields continues to make an important contribution to Ninian's operating results.

     Production from "T" Block (11.3%) averaged 8,172 barrels of oil a day in 1995 compared to 5,566 in 1994. "T" Block contains four separate fields-- Tiffany, Toni, Thelma, and Southeast Thelma. The first phase of development utilized a conventional steel platform in the Tiffany field, with wells in the Toni field connected to the platform by a subsea system. In 1995, one production well and one water injection well were completed at Tiffany, and an additional injection well is scheduled for completion in the first quarter of 1996. At Toni, the addition of a booster pump to increase water injection capacity is planned for the second half of 1996.

     The Thelma and Southeast Thelma fields received government approval for development in April 1995. The fields, which lie approximately five miles south of the Tiffany platform, will also incorporate a subsea system connected to the Tiffany platform. Development drilling commenced in June 1995, and first production is expected in late 1996. Initial production is projected at gross rates of 20,000 barrels of oil a day and 28 million cubic feet of natural gas a day from two wells at Southeast Thelma and one horizontal well at Thelma.

     Daily production from the Amethyst field (7.4%) averaged 10.7 million cubic feet of natural gas compared to 10.1 million in 1994. Onshore gas compression commenced in October 1995. Drilling during the year included a successful horizontal development well and two successful exploration wells drilled on the nearby Flowers North and Flowers South prospects. Development of the Flowers discoveries is planned for 1997 by the drilling of extended-reach wells from an existing platform.

     Development of the Mungo and Monan fields (12.7%) was approved by the U.K. government in December 1995. The fields will be developed jointly with five other oil and gas fields as part of the Eastern Trough Area Project. The Mungo field will be developed from an unmanned platform, while the Monan field will use a subsea system. Both fields will produce to a central processing facility, a two-platform structure that will provide processing facilities, utilities, and accommodations. First production is expected in late 1998, with peak gross production estimated at 65,000 barrels of oil a day.

     Exploration efforts in the

U.K. were concentrated to the west of the Shetland Islands, where an active drilling program was combined with evaluation and acquisition of new acreage. Activity in the Schiehallion field (5.9%), which underlies a portion of the Company's Block 204/25a and adjacent blocks to the north and east, included the drilling of three wells with field partners to establish the southern limits of the field. In addition, an extended test of a horizontal well drilled in the central part of the field recovered more than 700,000 barrels of oil at an average stabilized rate of 18,000 barrels a day. Information gained from these wells and a 3-D seismic survey contributed to an accelerated development program, which anticipates first production in late 1997 or early 1998. Development of the field is expected to be approved in 1996 and calls for the drilling of wells from three subsea drilling centers linked to a floating production storage and offloading vessel. Gross peak production is anticipated to be in excess of 100,000 barrels of oil a day. Gross recoverable reserves are estimated to be between 200 and 400 million barrels. The Company's initial equity interest in the field is 5.9 percent, which is subject to redetermination upon completion of development drilling.

    In the 16th Licensing Round, the Company was awarded Block 205/8 (35%) in the West of Shetlands area. A well is planned in 1996 to test the block. The Company was also awarded Blocks 20/19 and 20/20 (25%) in the Central North Sea, where 3-D seismic data was acquired during the latter half of the year in anticipation of drilling in 1996.

ECUADOR

    The Company has a 20-percent interest in risk-service contracts (similar to production-sharing contracts) covering Block 16 and the Tivacuno field in Ecuador. In addition, the Capiron field has been unitized as part of Block 16. Block 16 is a 494,000-acre license located east of the Andes mountains in the Oriente Basin. Production from the northern fields--Tivacuno, Capiron, and the Bogi field on Block 16--commenced in mid-1994. Development of the southern fields--Amo, Daimi, Ginta, and Iro--is under way. Initial production from the Amo field commenced in December 1994, and the other three fields should be capable of first production in 1996. However, our combined Ecuador production has been subject to apportionment due to limited export pipeline capacity. As a result, gross production for 1996, which was planned to exceed 50,000 barrels of oil a day, is not expected to substantially exceed the current level of 30,000 barrels a day. The Company's share of production from Ecuador averaged 5,274 barrels of oil a day in 1995 compared to 1,967 in 1994.

SPAIN

    Production from the Gaviota field (18%) averaged 3.6 million cubic feet of natural gas a day in 1995 compared to 12.6 million in 1994. This field has been converted into a natural gas storage facility under an agreement with ENAGAS, the Spanish gas distribution company, and production ceased in early


[SCHEMATIC APPEARS HERE]

[PAKISTAN MAP]


1995. The gas storage project, known as ALGA, handles third-party natural gas for a tariff, which covers operating costs and provides a return on capital invested. The project began sustained gas injection in May 1995. Production also commenced from the East Albatros field (18%) in May. This field is located 11 miles west of Gaviota and is produced through a subsea well connected to the Gaviota platform. Production averaged 7.3 million cubic feet of natural gas a day for the year.

GABON

     Virtually all of the Company's production in Gabon was from the Breme field (45%). The Breme field permit expired in December 1994, but production continued for a short period in 1995 under a temporary extension granted by the Gabonese government. The government subsequently chose not to renew the permit, and the Company has withdrawn completely from Gabon.

OTHER

     During 1995, Murphy acquired a 40-percent interest in three contiguous blocks onshore Pakistan. The blocks--Leiah, Munda, and Tarind--are located in the Middle Indus Basin and cover 4.4 million acres. The work commitment consists of a seismic program that commenced in 1995 and continues into 1996. The Company also has a 100-percent interest in the 6.7-million acre Kharan concession in Pakistan; this concession remained in a force majeure status during 1995. In China, the Company participated in the drilling of an unsuccessful exploratory well on Block 04/36 (45%) in the Bohai Bay. The final well obligation is planned for the second quarter of 1996. Onshore Peru, the Company holds a 100-percent interest in Block 71, which covers 3.1 million acres in the Ucayali Basin. The first exploration period expires in June 1996 and includes a work obligation for certain seismic activity that was substantially completed in 1995. An optional second exploration period, which expires in June 1997, includes a one-well obligation. During 1995, the Company joined a bidding and evaluation group (30%) to acquire and evaluate data in preparation for the First Round of Licensing in the Falkland Islands.

REFINING, MARKETING, AND TRANSPORTATION

================================================================================
(Thousands of dollars)                                    1995             1994
================================================================================
Income contribution* ............................      $   2,052          30,203
    United States ...............................         (3,767)         17,674
    International ...............................          5,819          12,529

Total assets ....................................        680,315         712,929
    United States ...............................        494,577         500,467
    International ...............................        185,738         212,462

Capital expenditures ............................         53,602          94,697
    United States ...............................         27,565          80,272
    International ...............................         26,037          14,425
================================================================================
Crude oil processed - barrels a day .............        155,503         140,882
    United States ...............................        125,157         108,844
    International ...............................         30,346          32,038

Products sold - barrels a day ...................        161,911         161,130
    United States ...............................        130,394         120,618
    International ...............................         31,517          40,512
================================================================================
Average gross margin on products sold -
   dollars a barrel
    United States ...............................      $     .46            1.07
    United Kingdom ..............................           2.26            2.17
================================================================================
*Before unusual or infrequently occurring items.
================================================================================

WORLDWIDE OVERVIEW

    Murphy is engaged in downstream activities in the United States, the United Kingdom, and Canada. In the U.S., operations are conducted in two separate regions. A 100,000-barrel-a-day refinery at Meraux, Louisiana, produces refined petroleum products for distribution over an 11-state area in the southeastern part of the U.S. that is generally referred to as the Gulf Coast market. A four-state area in the upper-Midwest is served by a 35,000-barrel-a-day refinery at Superior, Wisconsin. Operations in the United Kingdom are centered around a 108,000-barrel-a-day refinery, in which the Company has an effective 30-percent interest, at Milford Haven, Wales. Refined products are sold at 986 branded outlets--514 in the U.S. and seven in Canada under the SPUR brand, and 465 in the U.K. primarily under the MURCO brand. Murphy also has varying interests in four crude oil pipeline systems in western Canada, including two of the six systems that export crude oil from Canada to the U.S.

    The year 1995 was difficult for the Company's worldwide downstream operations, and earnings, excluding unusual or infrequently occurring items, totaled $2 million in 1995 compared to $30.2 million in 1994. Operations in the U.S. lost $3.8 million compared to earning $17.7 million a year ago. Earnings from operations in the U.K. totaled $.3 million, down from $5.2 million in 1994. The earnings contribution from Canadian operations totaled $5.5 million in 1995 compared to $7.3 million a year ago. The Company's composite average gross margin on product sales in the U.S. was down 57 percent, while sales of refined products increased eight percent. Average margin in the U.K. was up four percent compared to 1994. Sales volumes were down 22 percent compared to 1994, with the reduction primarily in low-margin cargo sales. The decline in Canadian earnings was due primarily to lower crude oil trading volumes and margins.

    A key element of Murphy's strategy for its downstream business is a commitment to maintain modern, efficient, and competitive refining and distribution systems. The Company also recognizes its responsibility to operate in an environmentally safe manner. In meeting those objectives, the Company's worldwide downstream capital expenditures in 1995 totaled $53.6 million compared to $94.7 million in 1994. The 1994 expenditures included nearly $25 million to increase sour crude processing capabilities at the Meraux refinery.

UNITED STATES REFINING

    The expansion and upgrade program at the Meraux refinery, completed in December 1994, allowed the refinery to take advantage of processing and crude selection opportunities in 1995. We continued the trend of processing higher rates of light-sour and heavy-sweet crudes. Additional sour crude processing capacity exists if warranted by


[GRAPH--INCOME CONTRIBUTION*--REFINING, MARKETING, AND TRANSPORTATION]


[GRAPH--CAPITAL EXPENDITURES--REFINING, MARKETING, AND TRANSPORTATION]


[GRAPH--REFINED PRODUCTS SOLD]

[PICTURE APPEARS HERE]



cost differentials between crudes. In total, the Meraux refinery processed a record 91,940 barrels of crude oil a day, outpacing the previous record set in 1992 by 14 percent. Crude oil for Meraux is supplied through our own domestic production and purchase of third-party domestic and foreign-source crudes.

     The Superior refinery also posted impressive throughput results for 1995, with average crude runs of 33,217 barrels a day, the highest in 18 years. In response to demand for asphalt, asphaltic crude runs were emphasized throughout the year. Canadian-source crude continued to account for 78 percent of the refinery's crude slate, with the balance comprised of Williston Basin sweet and sour grades.

     Refining capital expenditures in the U.S. were down substantially in 1995, with major expenditures focused on environmental projects. Capital expenditures in 1996 are budgeted to remain near the 1995 amount, with a continuing but diminished level of environmental expenditures, offset by an increased emphasis on engineering for future refinery upgrades.

UNITED STATES MARKETING

     Murphy's downstream operations are conducted in 11 southeastern states and four upper-midwestern states. The southeastern system is anchored by our Meraux refinery, located on the Mississippi River. Sales are made through 28 terminals in this system; the terminals are supplied by barge or pipeline, including a jointly owned line that is connected to two common carrier pipelines. In addition, products are shipped by barge and tanker from the refinery's river dock for sale into the wholesale cargo market and transport to marine terminals. Our upper-midwestern distribution system includes 15 terminals owned by others and two Company-owned terminals that are supplied by pipeline. One of the Company-owned terminals, located near Duluth, Minnesota, was acquired in 1995 to better serve customers from the Iron Range of northern Minnesota to areas south of Duluth. Asphalt terminals at Crookston, Minnesota, and Rhinelander, Wisconsin, are supplied by truck. Asphalt demand remained brisk in our upper-midwestern system during 1995, with a record volume of more than 1.5 million barrels sold through our Company terminals.

    Products sold and the initial distribution channels utilized are shown in the following table. Included in the terminal sales volumes are 18,439 barrels a day sold at retail through SPUR branded outlets.

--------------------------------------------------------------------------------
(Barrels a day)                                      Terminals             Cargo
--------------------------------------------------------------------------------
Gasoline ...................................            41,663            21,950
Kerosine ...................................             2,095             7,856
Diesel/heating oil .........................            21,141            12,362
Residuals ..................................                --            14,795
Asphalt ....................................             4,213                --
LPG/other ..................................                --             4,602
--------------------------------------------------------------------------------
                                                        69,112            61,565
================================================================================

     Several construction sites have been selected for new stations being planned for 1996, including joint ventures with national-brand fast food chains. To improve the convenience of shopping at our stations, we began an aggressive program of installing credit card readers at our pumps. This feature relieves congestion on the driveways and allows customers who only want to purchase fuel to avoid waiting in line to make payment. We also plan to install car wash systems in selected new and existing stations as a one-stop convenience to our customers.

UNITED KINGDOM REFINING

    Activities at the Company's jointly owned Milford Haven refinery during 1995 were directed toward meeting impending environmental regulations, reducing operating costs, and improving yields and operating flexibility.

    To meet the imposition on October 1, 1996 of regulations reducing the sulfur content of diesel oil to .05 percent, construction of a high-pressure distillate hydrotreater unit is progressing on schedule for a September start-up. The new unit is also capable of producing low-sulfur No. 2 fuel oil. Cost reduction plans in the detailed design phase include modification of the cat cracker to reduce catalyst consumption. Also under way is a study reviewing operations of the crude unit to reduce energy consumption, enhance product yields, and increase flexibility in the selection of feedstocks.

    During 1995, Murphy processed an average of 30,346 barrels of crude oil a day at the Milford Haven refinery, down five percent from 1994. The refinery utilizes North Sea crudes purchased in the spot market. Transportation to the refinery is provided by tankers chartered at spot rates.

UNITED KINGDOM MARKETING

    The distribution system for refined products in the U.K. includes three rail-fed terminals owned by the Company and eight terminals owned by others, where products are received in exchange for deliveries from the Company's terminals.

    Service station profitability came under severe pressure in


[UNITED STATES MAP]


[PICTURE APPEARS HERE]

[UNITED KINGDOM MAP]


[PICTURE APPEARS HERE]


1995, as major oil companies defended their market share against the supermarkets, which have garnered about 20 percent of the market. The Company's service stations remained profitable over the year, although average gross margin was down seven percent from 1994. Sales volume through our branded outlets fell almost five percent from last year to 8,334 barrels a day, reflecting our pricing strategy of emphasizing profitability over market share. Six Company-owned stations were closed as uneconomic, and we expect further reductions in 1996.

     Products available from Milford Haven that are not required in our retail and wholesale markets, 22,872 barrels a day in 1995, are sold in the bulk cargo markets. To reduce our exposure to the gasoline spot market in 1995, a year characterized by poor demand and weak pricing, we sold an average of 2,200 barrels a day on a contract basis at higher than spot prices.

     The Company's three terminals operated profitably in 1995. Renegotiation of the rail freight contract late in the year and expected higher terminal throughputs should translate into improved results in 1996 for our terminaling operations.

CANADA

     The Company's western Canadian pipelines, which comprise four oil-gathering and transportation systems, enjoyed a nine-percent increase in throughputs in 1995. Throughputs for the Murphy-operated Manito (52.5%) and Cactus Lake/Bodo (13.1%/41.3%) heavy oil pipeline systems, both connected to the Interprovincial Pipe Line, were up a combined 12 percent over 1994 due to increased heavy oil production in the area, a major part of which was from the Company's fields. For 1995, Manito averaged 45,562 barrels a day and Cactus Lake/Bodo averaged 33,707. Throughputs for the Milk River pipeline (100%) increased 26 percent to a record 67,508 barrels a day, as demand for Canadian crude in the Billings, Montana, refining area increased substantially. The pipeline was expanded during the year by construction of a 12-inch loop from the Milk River terminal to the U.S./Canadian border and a station expansion, which pushed capacity from 70,000 to over 100,000 barrels a day. Pipelines connected to the Milk River line were also expanded in 1995, thus providing the collective means to deliver substantial volume increases into the Billings area to further replace the declining U.S. crude supply. Throughputs for 1995 at the Wascana pipeline system (100%), also a cross-border pipeline, declined from the prior year by 23 percent to an average of 26,943 barrels a day. Demand was down due to the loss in May of a 12,000-barrel-a-day contract. Since then, the available capacity has not been fully

[PICTURE APPEARS HERE]


utilized. The Company continues working with other U.S. pipelines in the region to expand capacity to higher-demand areas, with particular emphasis on markets in the Salt Lake City area.

    Crude oil trading earnings were down in 1995 due to lower margins and a sharp drop in demand for Canadian heavy crudes during the fourth quarter. The Company also operates a fleet of trucks that transport crude oil and natural gas liquids, and earnings from these activities were up compared to a year ago. Sales of refined products at the Company's retail outlets in Thunder Bay, Ontario, which are supplied from our Superior refinery, increased 15 percent over the previous year, but margins were squeezed by strong price competition.


[WESTERN CRUDE OIL PIPELINE SYSTEMS MAP]


[GRAPH--CANADIAN PIPELINE THROUGHPUTS]

FARM, TIMBER, AND REAL ESTATE
================================================================================

[GRAPH--INCOME CONTRIBUTION--FARM, TIMBER, AND REAL ESTATE]


[GRAPH--CAPITAL EXPENDITURES--FARM, TIMBER, AND REAL ESTATE]


[GRAPH--SALES OF FINISHED LUMBER]


================================================================================
(Thousands of dollars)                                    1995            1994
================================================================================
Income contribution ............................        $  9,005          17,470
Total assets ...................................         163,834         155,583
Capital expenditures ...........................           9,133          11,403
================================================================================
Lumber sales - thousand board feet .............         140,549         138,377
Residential lots sold ..........................              53              99
Land owned - acres
    Farm .......................................          36,000          36,000
    Timber .....................................         341,000         341,000
    Real estate ................................           9,000          10,000
================================================================================

     Through its wholly owned subsidiary, Deltic Farm & Timber Co., Inc., the Company owns 36,000 acres of farmland in South Arkansas and North Louisiana, 341,000 acres of southern pine timberland and two sawmills in Arkansas, and is developing the premier residential community in Little Rock, Arkansas. Those activities produced earnings of $9 million in 1995 compared to $17.5 million in 1994, a decrease of 49 percent. Earnings from all operating segments declined from a year ago, with timber operations accounting for most of the decrease.

     Deltic's timber operations earned $8.7 million in 1995, down from the record $14.7 million earned in 1994. The decline follows three consecutive years of earnings growth in our timber operations. Sales of finished lumber totaled
140.5 million board feet, an increase of two percent from the 138.4 million board feet sold in 1994. However, the average sales price for finished lumber declined 12 percent to $318 per thousand board feet. Pretax mill margins of $12 per thousand board feet declined 86 percent from the record margins of 1994 because of lower sales prices and an increase in log costs. An expansion of the Waldo sawmill, including an addition of two steam-dry kilns, two boilers, and a band mill, was completed in the third quarter of 1995. The expansion will provide Deltic the product flexibility needed to extract maximum value from each log processed, and also will offer entrance into the export market in 1996. Sales of pine sawtimber from Deltic's fee lands decreased 12 percent to 35.7 million board feet in 1995. Pine sawtimber prices were strong during the first six months of the year before declining in the last half of 1995. Approximately 70 percent of Deltic's sawtimber sales were made during the first half of the year, and the average sales price increased nine percent in 1995 to $406 per thousand board feet. Pine pulpwood sales were down slightly from 1994 levels and totaled 12,799 cords.

     A site was selected in Union County, Arkansas, for construction of a 50-percent-owned medium density


[PICTURE APPEARS HERE]
fiberboard (MDF) plant. MDF, which is used in the furniture, flooring, and molding industries, is manufactured from sawmill residuals (chips, shavings, and sawdust) held together by an adhesive bond. The plant will have an annual production capacity of 150 million square feet, making it one of the largest of its type in the world. Construction is scheduled to commence in mid-1996, and first production is expected in early 1998.

    Real estate operations earned $.5 million in 1995, down 74 percent from the $1.9 million earned in 1994. Lot sales at Chenal Valley, Deltic's 4,300-acre planned community in Little Rock, Arkansas, declined from 99 a year ago to 53 in 1995. Construction of the first office building in Chenal Valley commenced in the fourth quarter of 1995. The Company-owned building will contain approximately 50,000 square feet, of which approximately 25,000 square feet was leased at year-end. Sale of commercial acreage will be actively pursued in 1996.

    Farming operations earned $.2 million in 1995, down from $1.1 million earned in 1994. Hot, dry conditions during the last half of the growing season adversely affected the yield per acre for all crops. Cotton yields declined 15 percent to 749 pounds per acre, soybean yields were down 33 percent to 27 bushels per acre, and corn yields declined 24 percent to 86 bushels per acre.


[PICTURE APPEARS HERE]

FINANCIAL REVIEW

SELECTED FINANCIAL INFORMATION
------------------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars except per share data)                  1995             1994            1993            1992            1991
------------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS FOR THE YEAR(1)
Sales and other operating revenues(2) ............      $1,691,242        1,668,822       1,625,662       1,585,482       1,568,995
Net cash provided by operating activities ........         322,939          337,283         362,973         284,159         213,635
Income (loss) from continuing operations .........        (118,612)         106,628          86,798          62,761          (9,607)
Income (loss) before extraordinary item
 and cumulative effect of changes in
 accounting principles ...........................        (118,612)         106,628          86,798          86,616         (11,157)
Net income (loss) ................................        (118,612)         106,628         102,136         105,565         (11,157)
Per Common share
  Income (loss) from continuing operations .......           (2.64)            2.37            1.94            1.40            (.24)
  Income (loss) before extraordinary item
    and cumulative effect of changes in
    accounting principles ........................           (2.64)            2.37            1.94            1.93            (.28)
  Net income (loss) ..............................           (2.64)            2.37            2.28            2.35            (.28)
  Dividends ......................................            1.30             1.30            1.25            1.20            1.20
Percentage return on
  Average stockholders' equity ...................            (9.3)             8.6             8.4             8.8            (1.1)
  Average borrowed and invested capital ..........            (7.9)             8.0             8.4             9.7             1.5
  Average total assets ...........................            (5.1)             4.8             5.0             5.3             (.6)
------------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES FOR THE YEAR
Exploration and production(2, 3) .................      $  231,718          286,348         520,086         138,129         147,965
Refining, marketing, and transportation ..........          53,602           94,697          86,885          68,073          63,143
Farm, timber, and real estate ....................           9,133           11,403           9,674           6,017           2,858
Corporate and other ..............................           1,831            4,876           4,034           1,477           2,203
------------------------------------------------------------------------------------------------------------------------------------
                                                        $  296,284          397,324         620,679         213,696         216,169
====================================================================================================================================
FINANCIAL CONDITION AT YEAR-END
Current ratio ....................................            1.25             1.18            1.32            1.87            1.30
Working capital ..................................      $  104,509           79,594         130,242         371,682         156,204
Net property(2) ..................................       1,487,232        1,670,934       1,510,281       1,048,744       1,121,106
Total assets .....................................       2,119,113        2,312,032       2,168,859       1,936,514       2,174,626
Long-term obligations(4) .........................         193,935          172,452         109,218          24,929         193,152
Stockholders' equity .............................       1,101,145        1,270,679       1,222,350       1,200,088       1,200,819
  Per share ......................................           24.56            28.34           27.28           26.76           26.71
Long-term obligations(4) - percent of
 capital employed ................................            15.0             11.9             8.2             2.0            13.9
------------------------------------------------------------------------------------------------------------------------------------

1 Includes effects on income of unusual or infrequently occurring items in 1995, 1994, and 1993 that are detailed in Management's Discussion and Analysis, page
  21. Also, unusual or infrequently occurring items in 1992 and 1991 resulted in an increase (decrease) to net income of $50,665, $1.13 a share, and $(67,333), $(1.71) a share, respectively.
2 Prior year amounts have been reclassified to conform to 1995 presentation.
3 Includes amounts expensed and cost of assets acquired by assuming directly related liabilities.
4 Includes nonrecourse debt at December 31, 1995, 1994, and 1993 of $171,499,
  $122,638 and $87,509, which was 13.2 percent, 8.5 percent, and 6.6 percent, respectively, of capital employed.


[GRAPH--INCOME EXCLUDING UNUSUAL ITEMS]


[GRAPH--NET CASH PROVIDED BY OPERATING ACTIVITIES]


[GRAPH--STOCKHOLDERS' EQUITY AT YEAR-END]

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

   The Company reported a net loss in 1995 of $118.6 million, $2.64 a share, compared to net income in 1994 of $106.6 million, $2.37 a share. In 1993, the Company earned $102.1 million, $2.28 a share. The loss in 1995 included after-tax charges of $168.4 million, $3.75 a share, from an asset write-down under provisions of Statement of Financial Accounting Standards No. 121 (SFAS No. 121), which deals with impairment of the carrying value of long-lived assets, and $4.2 million, $.10 a share, related to reduction-in-force programs. Results of operations for the three years ended December 31, 1995 also included other unusual or infrequently occurring items that resulted in net gains of $20.6 million, $.46 a share, in 1995; $20.3 million, $.45 a share, in 1994; and $25.7 million, $.57 a share, in 1993. The 1993 net gain included $15.3 million, $.34 a share, from adoption of new accounting standards.

   Income before unusual or infrequently occurring items totaled $33.4 million in 1995, a decrease of $52.9 million compared to 1994. Earnings from the Company's exploration and production operations declined $15.7 million, and income from the refining, marketing, and transportation function was down $28.2 million. Earnings from farm, timber, and real estate operations declined $8.5 million, and the cost of corporate activities increased $.5 million compared to 1994.

   In 1994, income before unusual or infrequently occurring items was $86.3 million, an increase of $9.9 million compared to 1993. Earnings from exploration and production operations improved by $8.3 million, while income from refining, marketing, and transportation declined $1.3 million. Income from farm, timber, and real estate operations increased $4.4 million, and the cost of corporate functions increased $1.5 million compared to 1993.

   In the following table, the Company's results of operations for the three years ended December 31, 1995 are presented by function. Unusual or infrequently occurring items, which can obscure underlying trends of operating results and affect comparability between years, are set out separately. A review of the information presented follows the table.

------------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars)                                                                      1995               1994             1993
------------------------------------------------------------------------------------------------------------------------------------
Exploration and production
   United States .........................................................            $     4.8               18.1             32.7
   Canada ................................................................                 21.7               15.1              6.3
   United Kingdom ........................................................                  6.4                6.0              3.5
   Other international ...................................................                 (3.4)               6.0             (5.6)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           29.5               45.2             36.9
------------------------------------------------------------------------------------------------------------------------------------
Refining, marketing, and transportation
   United States .........................................................                 (3.8)              17.7             11.2
   United Kingdom ........................................................                   .3                5.2             11.7
   Canada ................................................................                  5.5                7.3              8.6
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            2.0               30.2             31.5
------------------------------------------------------------------------------------------------------------------------------------
Farm, timber, and real estate ............................................                  9.0               17.5             13.1
Corporate and other ......................................................                 (7.1)              (6.6)            (5.1)
------------------------------------------------------------------------------------------------------------------------------------
Income before unusual or infrequently occurring items ....................                 33.4               86.3             76.4
Refund and settlement of income tax matters ..............................                 13.6                6.4             14.4
Impairment of long-lived assets ..........................................               (168.4)                --               --
Provision for reduction-in-force .........................................                 (4.2)                --               --
Adjustment of estimates for self-insured liabilities .....................                  7.0                 --               --
Settlement of DOE matters ................................................                   --               13.9               --
Provision for environmental remediation matters ..........................                   --                 --             (4.0)
Cumulative effect of changes in accounting principles ....................                   --                 --             15.3
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                     $  (118.6)             106.6            102.1
====================================================================================================================================

EXPLORATION AND PRODUCTION - Earnings from exploration and production operations before unusual or infrequently occurring items were $29.5 million in 1995, $45.2 million in 1994, and $36.9 million in 1993. The decrease in 1995 earnings was due to a three-percent reduction in natural gas sales in the U.S., a 14-percent decline in the average sales price for U.S. natural gas, and a 54-percent increase in exploration expenses. Partial offsets were an 11-percent increase in crude oil and liquids production and higher crude oil sales prices. A 50-percent increase in crude oil and liquids production and a seven-percent reduction in


[GRAPH--INCOME CONTRIBUTION BY OPERATING FUNCTION*]

[GRAPH--RANGE OF U.S. CRUDE OIL SALES PRICES]


[GRAPH--RANGE OF U.S. NATURAL GAS SALES PRICES]

exploration expenses contributed to the increase in 1994 earnings. These improvements were offset in part by lower average crude oil sales prices in most of the Company's producing areas and nine-percent reductions in natural gas sales volumes and prices in the U.S.

     The results of operations for oil and gas producing activities for each of the last three years are shown by major operating area on pages 46 and 47. A summary of oil and gas revenues is presented in the following table.

--------------------------------------------------------------------------------
(Millions of dollars)                         1995          1994          1993
--------------------------------------------------------------------------------
United States
   Crude oil ........................       $ 82.2          73.7          81.7
   Natural gas ......................        112.8         136.1         165.8
Canada
   Crude oil ........................         68.3          54.2          54.1
   Natural gas ......................         14.5          19.7          16.4
   Synthetic oil ....................         55.7          52.7            --
United Kingdom
   Crude oil ........................         92.6          77.8          38.4
   Natural gas ......................          9.8           9.0          11.0
Ecuador - crude oil .................         25.9           7.9            --
Other ...............................         11.3          17.6          17.2
--------------------------------------------------------------------------------
      Total                                 $473.1         448.7         384.6
================================================================================

     Daily production rates and weighted average sales prices are shown on page 48.

     Worldwide crude oil and liquids production averaged 57,015 barrels a day in 1995, 51,328 in 1994, and 34,311 in 1993. Crude oil and liquids production in the U.S. increased three percent in 1995, with production from new drilling more than offsetting normal reservoir depletion. In 1994, U.S. production was down three percent compared to 1993. Canadian production increased seven percent in the current year following a 69-percent increase in 1994. Production of heavy oil in Canada increased 30 percent in 1995 as a result of the continuation of an accelerated program to develop the Company's heavy oil reserves. In 1994, the program was deferred early in the year in response to weak crude oil prices, and production was down eight percent compared to 1993. The Company's acquisition of a five-percent interest in a synthetic crude oil project near the end of 1993 contributed 9,065 barrels a day to the increase in Canadian production in 1994. Murphy's average production from the U.K. increased 11 percent in 1995 after more than doubling in 1994. Production from Block 16/17 ("T" Block) in the North Sea, which commenced in November 1993, averaged 8,172 barrels a day in 1995 compared to 5,566 in 1994. Production from the Ninian field in the North Sea declined 14 percent in 1995 following a 36-percent increase in 1994. The increase in 1994 was due to the acquisition of an additional 3.82-percent interest in the field at the beginning of the year. Production in Ecuador, which commenced in June 1994, averaged 5,274 barrels a day in 1995 compared to 1,967 in 1994.

     Worldwide sales of natural gas averaged 251.7 million cubic feet a day in 1995, 256.3 million in 1994, and 274.9 million in 1993. The three-percent decline in U.S. sales, most of which occurred in the last half of the year, was due to reduced deliverability in certain of the Company's larger fields. Natural gas sales were at record levels in Canada, increasing eight percent, and were up five percent in the U.K. Natural gas sales in Spain declined 14 percent in 1995 as sales from the Gaviota field ceased after the field was converted to a storage facility for third-party natural gas in the first quarter of the year. As a partial offset, sales from the Albatros field commenced in the second quarter of 1995. In 1994, the nine-percent decline in U.S. natural gas sales was primarily due to voluntary production curtailments in response to low sales prices, as normal production declines were nearly offset by incremental production from new fields placed on stream during 1993 and 1994. Natural gas sales in 1994 increased three percent in Canada and 32 percent in Spain, but declined 22 percent in the U.K., primarily as a result of contractual restrictions on the deliverability of the field.

     As previously indicated, worldwide crude oil prices strengthened during 1995. In the U.S., Murphy's 1995 average monthly sales prices for crude oil and condensate ranged from $15.42 a barrel to $18.06, and averaged $16.61 for the year, an eight-percent increase over 1994. In Canada, the average sales price for light oil was $16.45 a barrel in 1995, an increase of 13 percent. Heavy oil prices were strong for much of 1995, but weakened late in the year and averaged $12.10 a barrel, up 15 percent from a year ago. The average sales price for synthetic crude oil was $17.28, up nine percent. U.K. sales prices averaged $16.96 in 1995, an increase of eight percent from a year ago. In 1994, average crude oil prices declined seven percent in the U.S. and five percent in the U.K. In Canada, average sales prices were down three percent for light oil, but up seven percent for heavy oil compared to 1993.

     Average monthly natural gas sales prices in the U.S. ranged from $1.39 an MCF to $2.45 during 1995. For the year, prices averaged $1.64 an MCF compared to $1.91 a year ago. The average sales price for natural gas in Canada declined 32 percent. Prices increased four percent in the U.K. and 13 percent in Spain. Average natural gas sales prices in 1994 were down nine percent in the U.S. and three percent in Spain. Prices in Canada and the U.K. increased 16 percent and five percent, respectively.

     Based on 1995 volumes and deducting taxes at marginal rates, each $1 a barrel and $.10 an MCF fluctuation in price would have affected annual exploration and production earnings by

$11.6 million and $5.9 million, respectively. Consolidated net income could have been affected differently because of contrary or corollary effects on other business segments.

   Production costs were $167.5 million in 1995, $162.1 million in 1994, and $113.9 million in 1993. These amounts are shown by major operating area on pages 46 and 47. Costs per equivalent barrel of production during the last three years were as follows.

--------------------------------------------------------------------------------
(Dollars per equivalent barrel)                    1995       1994     1993
--------------------------------------------------------------------------------
United States .......................            $ 3.24       3.31     3.21
Canada
    Excluding
      synthetic oil .................              3.55       3.56     3.70
    Synthetic oil ...................             12.17      12.09       --
United Kingdom ......................              5.88       5.77*    6.66*
Ecuador .............................              6.01       8.21       --
Worldwide - excluding
  synthetic oil .....................              3.90       3.94*    3.90*
--------------------------------------------------------------------------------
*Reclassified to conform to 1995 presentation.

   The increase in the cost per barrel for Canadian synthetic oil in 1995 was due to lower production volumes. Higher per equivalent barrel cost in the U.K. in 1995 was due to repairs to a Ninian production platform, while both 1995 and 1994 were favorably affected by higher production from "T" Block. The per-barrel cost in Ecuador decreased in 1995 due to higher production volumes. The 1994 increase in the U.S. was due primarily to lower production volumes resulting from curtailment of natural gas sales. The 1994 reduction in Canada, excluding synthetic oil, was due to strengthening of the U.S. dollar in relation to the Canadian dollar.

     Exploration expenses for each of the last three years are shown in total in the following table, and amounts are reported by major operating area on pages 46 and 47. Certain of the expenses are included in the capital expenditure totals for exploration and production activities.

--------------------------------------------------------------------------------
(Millions of dollars)                              1995       1994     1993
--------------------------------------------------------------------------------
Included in capital expenditures
    Dry hole costs .....................          $30.9       16.6     21.5
    Geological and
      geophysical costs ................           16.2        9.5      7.6
    Other costs ........................            8.0        5.6      4.9
--------------------------------------------------------------------------------
                                                   55.1       31.7     34.0
Undeveloped lease
  amortization .........................           10.7       11.0     12.1
--------------------------------------------------------------------------------
         Total                                    $65.8       42.7     46.1
================================================================================

   Dry hole costs in 1995 included $21.5 million for an unsuccessful well drilled on Mobile Block 908 in the Gulf of Mexico.

   Depreciation, depletion, and amortization related to exploration and production operations totaled $182.7 million in 1995, $161.5 million in 1994, and $139.7 million in 1993. The increases in 1995 and 1994 were primarily due to higher production volumes. The write-down of assets under SFAS No. 121, which was adopted effective October 1, 1995, resulted in a reduction in depreciation, depletion, and amortization in 1995 of $2.4 million ($2 million after tax).

REFINING, MARKETING, AND TRANSPORTATION - Earnings from refining, marketing, and transportation operations before unusual or infrequently occurring items were $2 million in 1995, $30.2 million in 1994, and $31.5 million in 1993. Operations in the U.S. lost $3.8 million in 1995 compared to earning $17.7 million in 1994. The 1995 loss included an after-tax provision of $3.9 million for estimated losses under crude oil swap agreements. U.S. operations earned $11.2 million in 1993. Operations in the U.K. earned $.3 million in 1995 compared to $5.2 million in 1994. In 1995, asset write-downs under SFAS No. 121 resulted in a reduction in depreciation, depletion and amortization of $1.5 million ($1 million after tax). U.K. operations earned $11.7 million in 1993. Canadian operations contributed $5.5 million to 1995 earnings compared to $7.3 million in 1994 and $8.6 million in 1993.

   Unit margins (sales realizations less crude and other feedstocks, refining, and costs to point of delivery) averaged $.46 a barrel in the U.S. in 1995, $1.07 in 1994, and $.82 in 1993. U.S. product sales were up eight percent in 1995 following a slight decline in 1994. Margins in the Company's southeastern marketing area were under pressure throughout 1995, and for the year the average unit margin was down 68 percent compared to 1994. While benefiting from a strong asphalt market during the summer months, margins in the upper-midwestern area were also lower during much of 1995, and the average unit margin was down 44 percent from a year ago. Margins in both areas continued to be depressed at the end of 1995, and in early 1996 the Company was experiencing losses in its U.S. downstream operations. Compared to 1993, unit margins in the southeastern area were generally higher throughout most of 1994, while unit margins in the upper-midwestern area were down slightly.

   Margins in the U.K. averaged $2.26 a barrel in 1995, $2.17 in 1994, and $3.08 in 1993. Sales of petroleum products declined 22 percent following a 24-percent increase in 1994. Most of the increase in 1994 related to low-margin cargo sales. Margins on sales through the Company's branded outlets were under pressure during 1995, as competition with supermarkets intensified. Losses were also being incurred in the U.K. in early 1996.


[GRAPH--EXPLORATION EXPENSES]

[GRAPH--AVERAGE SAWMILL MARGIN]

Margins fluctuated widely in 1994, but were generally below levels in 1993.

     Based on sales volumes for 1995 and deducting taxes at marginal rates, each $.42 a barrel ($.01 a gallon) fluctuation in unit margins would have affected annual refining and marketing profits by $15.7 million. Consolidated net income could have been affected differently because of contrary or corollary effects on other business segments.

     The declines in earnings from purchasing, transporting, and reselling crude oil in Canada in both 1995 and 1994 were due to lower crude trading volumes and margins even though pipeline throughputs were higher.

FARM, TIMBER, AND REAL ESTATE - Earnings from farm, timber, and real estate operations were $9 million in 1995, $17.5 million in 1994, and $13.1 million in 1993. Timber operations earned $8.7 million in 1995, down from $14.7 million in 1994. Earnings from the sale of pine sawtimber harvested from Company lands increased slightly in 1995, as a nine-percent increase in the average sales price more than offset a 12-percent decline in board feet harvested. Earnings from the Company's sawmills declined to near break-even levels in 1995, with a 12-percent decline in the average sales price for finished lumber more than offsetting a 2-percent increase in sales. The earnings contribution from real estate operations totaled $.5 million, down $1.4 million. Lot sales declined 46 percent. Farming operations were also at break-even levels in 1995 compared to earning $1.1 million in 1994. The improvement in 1994 earnings compared to 1993 was primarily from timber operations, a $3.4 million increase, and farming operations, a $1.2 million increase. Earnings from real estate operations declined $.5 million. Timber earnings were up as a result of an increase in sales of pine sawtimber and lumber and higher sales prices for each. The farms enjoyed favorable weather in 1994 compared to 1993. The decline in earnings from real estate operations was due to a decrease in lot sales.

CORPORATE - This segment includes interest income and expense and corporate overhead not allocated to operating functions. The increased loss in 1995 was due to higher interest expense. Lower interest income accounted for the increase in the loss in 1994 compared to 1993, which continued to benefit from interest earned on the investment of proceeds from sale of the Company's contract drilling business in 1992.

UNUSUAL OR INFREQUENTLY OCCURRING ITEMS - Net income for each of the three years ended December 31, 1995 included unusual or infrequently occurring items reviewed below. Where appropriate, pretax amounts are given, and if not separately stated therein, the affected components of the Consolidated Statements of Income are indicated. The information presented also indicates the quarter in which the item occurred. Certain other quarterly information is presented on page 28.

o Refund and settlement of income tax matters - A gain of $4.9 million for refund of U.S. income taxes was recorded in the third quarter of 1995. Gains of $3.2 million and $3.5 million were recorded in the third and fourth quarters, respectively, of 1995, for settlement of income tax matters in the U.K. A gain of $2 million for settlement of income tax matters in Gabon was recorded in the fourth quarter of 1995. A gain of $6.4 million for settlement of income tax matters in the U.K. was recorded in the second quarter of 1994. Gains of $11.3 million and $3.1 million were recorded in the first and fourth quarters, respectively, of 1993, for refund and settlement of income tax matters in the U.K.

o Impairment of long-lived assets - An after-tax provision of $168.4 million was recorded in the fourth quarter of 1995 for the write-down of assets determined to be impaired under provisions of SFAS No. 121 (see Note B to the consolidated financial statements).

o Provision for reduction-in-force - An after-tax provision of $4.2 million was recorded in the fourth quarter of 1995 for the cost of enhanced early retirement and severance programs.

o Adjustment of estimates for self-insured liabilities - An after-tax gain of $7 million was recorded in the first quarter of 1995 from an adjustment of amounts previously reserved relating to matters for which the Company is self-insured. The pretax amount of the gain, $11 million, was included in "Interest, Income from Equity Companies, and Other Nonoperating Revenues."

o Settlement of DOE matters - An after-tax gain of $13.9 million was recorded in the third quarter of 1994 upon settlement of a dispute with the U.S. Department of Energy (DOE) concerning the price at which the Company sold certain of its crude oil production under regulations in effect from September 1973 through January 1981. The pretax amount of the gain, $21 million, was included in "Interest, Income from Equity Companies, and Other Nonoperating Revenues" (see Note P to the consolidated financial statements).

o Provision for environmental remediation matters - An after-tax provision of $4 million was recorded in the fourth quarter of 1993 for environmental remediation matters. The pretax amount of $6.2 million was included in "Crude Oil, Products, and Related Operating Expenses."

o Cumulative effect of changes in accounting principles - The first quarter of 1993 included a net benefit of $15.3 million for the cumulative effect of accounting changes that were adopted effective January 1, 1993 (see Note B to the consolidated financial statements).

   Excluding the cumulative effect of changes in accounting principles in 1993, the income (loss) effects of unusual or infrequently occurring items are summarized by segment in the following table for the three years ended December 31, 1995.

--------------------------------------------------------------------------------
(Millions of dollars)                             1995*       1994         1993
--------------------------------------------------------------------------------
Exploration and
  production
    United States ...................         $   (1.1)         --           --
    United Kingdom ..................            (18.4)        6.4         14.4
    Other international .............           (100.6)         --           --
--------------------------------------------------------------------------------
                                                (120.1)        6.4         14.4
--------------------------------------------------------------------------------
Refining, marketing,
  and transportation
    United States ...................             --            --         (3.9)
    United Kingdom ..................            (35.6)         --          (.1)
--------------------------------------------------------------------------------
                                                 (35.6)         --         (4.0)
--------------------------------------------------------------------------------
Corporate                                          3.7        13.9           --
--------------------------------------------------------------------------------
        Total                                 $ (152.0)       20.3         10.4
================================================================================
* Includes after-tax effect of asset write-down under SFAS No. 121 as follows: exploration and production - U.S., $6; U.K., $24.2; other international, $102.6; refining, marketing, and transportation - U.K., $35.6.

   Certain of the unusual or infrequently occurring items had a significant effect on the Company's consolidated effective income tax rates (see Note F to the consolidated financial statements).

CAPITAL EXPENDITURES

   As shown in the selected financial information on page 20, capital expenditures were $296.3 million in 1995 compared to $397.3 million in 1994 and $620.7 million in 1993. These amounts included $55.1 million, $31.7 million, and $34 million of exploration expenditures that were expensed. Also included were $7.2 million in 1995, $26.6 million in 1994, and $259.7 million in 1993 for acquisition of proved oil and gas properties. Capital expenditures for exploration and production activities totaled $231.7 million in 1995, 78 percent of the Company's total capital expenditures for the year. Excluding acquisition of proved properties, exploration and production activities accounted for 76 percent of 1995 capital expenditures and totaled $224.5 million--$10.3 million for acquisition of undeveloped leases, $65.3 million for exploration activities, and $148.9 million for development projects. Development expenditures included $53.9 million for the Hibernia oil field, offshore Newfoundland, and $17.6 million for oil fields in Ecuador. The expenditures for acquisition of proved properties in 1995 included $4.2 million for heavy oil properties in Canada. Exploration and production capital expenditures are shown by major operating area on pages 46 and 47. Amounts shown under "Other" in 1995 include $4 million for exploration costs in China, including an unsuccessful well drilled on Block 04/36 in Bohai Bay; $2.2 million for exploration costs in Pakistan; and $2.1 million in Spain, primarily for development of the Albatros field.

   Refining, marketing, and transportation expenditures, detailed in the following table, were $53.6 million in 1995, or 18 percent of total capital expenditures, compared to $94.7 million in 1994 and $86.9 million in 1993.

--------------------------------------------------------------------------------
(Millions of dollars)                             1995        1994         1993
--------------------------------------------------------------------------------
Refining
    United States ...................            $22.9        72.4         64.3
    United Kingdom ..................             17.9         2.1          2.1
--------------------------------------------------------------------------------
         Total refining                           40.8        74.5         66.4
--------------------------------------------------------------------------------
Marketing
    United States ...................              4.6         6.8          6.9
    United Kingdom ..................              4.6        10.1          9.9
    Canada ..........................               --          .1           .1
--------------------------------------------------------------------------------
         Total marketing                           9.2        17.0         16.9
--------------------------------------------------------------------------------
Transportation
    United States ...................               .1         1.0           .2
    Canada ..........................              3.5         2.2          3.4
--------------------------------------------------------------------------------
         Total transportation                      3.6         3.2          3.6
--------------------------------------------------------------------------------
         Total                                   $53.6        94.7         86.9
================================================================================

   Refining expenditures in the U.S. included $12.7 million for environmental projects, including wastewater treatment facilities at both of the Company's U.S. refineries and a new sulfur recovery unit at the Meraux, Louisiana, refinery, and $4.7 million for improved heavy, sour crude oil processing facilities at Meraux. Refining expenditures in the U.K. included $16.4 million for a distillate desulfurization unit under construction at year-end. Marketing expenditures included the costs of sites and new service stations and improvements and normal replacements at existing stations and terminals.

   Capital expenditures for farm, timber, and real estate operations totaled $9.1 million in 1995 compared to $11.4 million in 1994 and $9.7 million in 1993. Expenditures in 1995 included $2.7 million for timber operations, primarily related to expansion of the Waldo sawmill, and $4.6 million for real estate operations.

[GRAPH--CAPITAL EXPENDITURES IN 1995]

CASH FLOWS

     Cash provided by operating activities was $322.9 million in 1995, $337.3 million in 1994, and $363 million in 1993. Such amounts included cash provided from unusual or infrequently occurring items of $14.7 million in 1995, $5.3 million in 1994, and $11.8 million in 1993. Changes in operating working capital other than cash and cash equivalents required cash of $36.8 million in 1995 and $16.2 million in 1994. In 1993, those changes provided $.4 million of cash. Cash provided by operating activities was reduced by expenditures for refinery turnarounds and abandonment of oil and gas properties totaling $13.8 million in 1995, $55.3 million in 1994, and $13.4 million in 1993. Additional borrowings under nonrecourse debt arrangements provided $59.5 million of cash in 1995, $42.8 million in 1994, and $27.7 million in 1993. Other long-term borrowings also provided $28.2 million of cash in 1994.

     Capital expenditures required $296.3 million of cash in 1995, $397.3 million in 1994, and $553.3 million in 1993. The 1993 amount excludes $67.4 million of noncash, seller-financed capital expenditures. Other significant cash outlays during the three years included $35.7 million in 1995 and $11.1 million in 1994 for reductions of debt. Cash used for dividends to stockholders was $58.3 million in 1995, $58.2 million in 1994, and $55.9 million in 1993. The Company also repurchased 48,400 shares of its Common Stock in 1993 for a cost of $1.6 million.

FINANCIAL CONDITION

     Year-end working capital totaled $104.5 million in 1995, $79.6 million in 1994, and $130.2 million in 1993. The current level of working capital does not fully reflect the Company's liquidity position, as the relatively low historical costs assigned to inventories under LIFO accounting were $70 million below current costs at December 31, 1995. Cash and equivalents at the end of 1995 totaled $62.3 million compared to $71.1 million a year ago and $141.2 million at year-end 1993.

     Long-term obligations increased $21.4 million and were $193.9 million at year-end, 15 percent of total capital employed, and included $171.5 million of nonrecourse debt incurred in connection with acquisition and development of proved properties. Long-term obligations totaled $172.5 million at the end of 1994 compared to $109.2 million at year-end 1993. Stockholders' equity was $1.1 billion at the end of 1995 compared to $1.3 billion a year ago and $1.2 billion at the end of 1993. The decrease in 1995 was primarily attributable to the asset write-down upon adoption of SFAS No. 121. A summary of transactions in the equity accounts is presented on page 33.

     The primary sources of the Company's liquidity are internally generated funds, access to outside financing, and working capital. The Company relies on internally generated funds to finance the major portion of its capital and other expenditures, but maintains lines of credit with banks and borrows as necessary to meet spending requirements. Current financing arrangements are set forth in Note D to the consolidated financial statements. The Company also had a shelf registration on file with the SEC that would permit the offer and sale of $250 million of debt securities. The Company does not anticipate any problem in meeting future requirements for funds.

     The Company had commitments of $268 million for capital projects in progress at December 31, 1995.

ENVIRONMENTAL

     The Company's worldwide operations are subject to numerous laws and regulations designed to protect the environment and/or impose remedial obligations. In addition, the Company may be involved in personal injury claims, allegedly caused by exposure to materials manufactured or used in the Company's operations. The Company operates or has previously operated certain sites or facilities, including refineries, oil and gas fields, service stations, and terminals, for which known or potential obligations for environmental remediation exist.

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

     The Company's reserve for remedial obligations, which is included in "Deferred Credits and Other Liabilities" in the Consolidated Balance Sheets, contains certain amounts that are based on anticipated regulatory approval of proposed remediation of sites that were formerly used for refinery waste. If regulatory authorities require more costly alternatives than the proposed processes, future expenditures could increase by up to an estimated $6 million above the amount reserved.

     The Company has received notices from the U.S. Environmental Protection Agency that it is a Potentially Responsible Party (PRP) at five Superfund sites and has been assigned responsibility by defendants at another Superfund site. The potential total cost to all parties to perform necessary remedial work at these sites is substantial; however, based on information currently available, the Company is a de minimis party, with assigned or potentially assigned responsibility of less than two percent at all but one of the sites. At that site, the Company has not determined either its potentially assigned responsibility percentage or its potential total remedial cost. The Company has recorded a reserve totaling $.1 million for Superfund sites, and due to currently available information on one site and the minor percentages involved on the other sites, the Company does not expect that its related remedial costs will be material to its financial condition. Additional information may become known in the future that would alter this assessment, including any requirement to bear a pro rata share of costs attributable to nonparticipating PRP's or indications of additional responsibility by the Company.

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

   The Company believes that certain liabilities for environmentally related obligations and prior environmental expenditures are either covered by insurance or will be recovered from other sources. The outcome of potential insurance recoveries is the subject of ongoing litigation, including the appeal of a judgment awarded the Company in 1995. Since no assurance can be given that the judgment will be upheld upon appeal or that recoveries from other sources will occur, the Company has not recognized a benefit for these potential recoveries at December 31, 1995.

   The Company's refineries also incur costs to handle and dispose of hazardous wastes and other chemical substances on a recurring basis. These costs are generally expensed as incurred and amounted to $2.6 million in 1995.

   In addition to remediation and other recurring expenditures, Murphy commits a significant amount of its capital expenditure program for compliance with environmental laws and regulations. Such capital expenditures were approximately $45 million in 1995 and are expected to be $35 million in 1996.

OTHER MATTERS

o Impact of Inflation - General inflation was moderate during the last three years in most countries where the Company operates; however, Murphy's revenues and costs do not necessarily correlate to changes in the general inflation rate. The Company's capital and operating costs are influenced to a larger extent by specific price changes in the oil and gas and allied industries than by changes in general inflation. Crude oil and petroleum product prices generally reflect the balance between supply and demand, with crude oil prices being particularly sensitive to OPEC production levels and/or attitudes of traders concerning supply/demand balance in the near future. Natural gas prices are affected by supply and demand (which to a significant extent is weather-related) and by the fact that delivery of supplies is generally restricted to specific geographical areas. Lumber and farm commodities reflect the balance between supply and demand, while real estate sales respond to changes in the general economy and interest rates.

o Other - The effects of exchange rate fluctuations on net income and the Company's use of derivative financial instruments are reviewed in Notes G and L, respectively, to the consolidated financial statements.

       The Financial Accounting Standards Board issued Statement No. 123, Accounting for Stock-Based Compensation, in October 1995. The statement recommends use of a fair value method of accounting for stock-based employee compensation plans but allows for continued use of the Company's present accounting method established by Accounting Principles Board Opinion No. 25. The Company expects to continue its present method of accounting for such compensation but will be required by the new standard to make additional disclosures in future years of pro forma net income and earnings per share as if the new standard had been applied. The Company has not determined the pro forma effect for 1995.

OUTLOOK

   In planning for 1996, prices for the Company's products remain uncertain. U.S. natural gas prices rose in late 1995 and early 1996; however, crude oil prices have retreated in early 1996, and would be under further pressure if an agreement were reached to remove the embargo on Iraqi crude oil sales. In addition, the Company's three downstream systems were incurring losses subsequent to year-end. In such an environment, constant reassessment of spending plans is required. The Company's capital expenditure budget for 1996 was prepared during the fall of 1995 and provides for expenditures of $416 million. A major portion of this amount, $324 million or 78 percent, is allocated for exploration and production. Geographically, about 33 percent of the exploration and production budget is designated for the U.S.; 30 percent for Canada, including $54 million for further development of the Hibernia oil field; 29 percent for the U.K., including development costs related to the "T" Block, Schiehallion, and Mungo and Monan oil fields; four percent for further development of oil fields in Ecuador; and the remaining four percent for other overseas operations. Refining, marketing, and transportation capital expenditures for 1996 are budgeted at $76 million. Such amount includes $51 million for refining operations and $19 million for marketing facilities. Other budgeted expenditures include $14 million for farm, timber, and real estate, primarily related to real estate and the sawmills, and $2 million for miscellaneous items. Capital and other expenditures are under constant review, and these budgeted amounts may be adjusted to reflect changes in estimated cash flow.

QUARTERLY INFORMATION

------------------------------------------------------------------------------------------------------------------------------------
                                                                                            1995(1)
------------------------------------------------------------------------------------------------------------------------------------
                                                                FIRST          SECOND          THIRD         FOURTH
(Millions of dollars except per share amounts)                QUARTER         QUARTER        QUARTER        QUARTER            YEAR
------------------------------------------------------------------------------------------------------------------------------------
Sales and other operating revenues(2) ...............          $404.0           444.0          417.5          425.7         1,691.2
Income (loss)before income taxes ....................            25.6            37.6            1.3         (198.5)         (134.0)
Net income (loss) ...................................            16.0            20.6            7.6         (162.8)         (118.6)
Per Common share
    Net income (loss) ...............................             .36             .46            .17          (3.63)          (2.64)
    Dividends .......................................            .325            .325           .325           .325            1.30
Market Price
    High ............................................          45 3/8          44 3/8         42 3/8         42 1/2          45 3/8
    Low .............................................          40 3/8          40 7/8         38 3/8         37 1/2          37 1/2

------------------------------------------------------------------------------------------------------------------------------------
                                                                                            1994(1)
------------------------------------------------------------------------------------------------------------------------------------
Sales and other operating revenues(2) ...............          $398.3           421.5          442.5          406.5         1,668.8
Income before income taxes ..........................            41.1            33.7           57.9           24.2           156.9
Net income ..........................................            23.7            27.5           37.3           18.1           106.6
Per Common share
    Net income ......................................             .53             .61            .83            .40            2.37
    Dividends .......................................            .325            .325           .325           .325            1.30
Market Price
    High ............................................          44 3/4              46         47 3/8         49 1/8          49 1/8
    Low .............................................          37 7/8              40         42 1/8         40 1/2          37 7/8
------------------------------------------------------------------------------------------------------------------------------------

1 The effects of unusual or infrequently occurring gains (losses) on quarterly net income are reviewed in Management's Discussion and Analysis. Quarterly totals, in millions of dollars, and the effect per Common share of these unusual or infrequently occurring items are reported in the following table.

      ------------------------------------------------------------------------------------------------------------------------------
                                                                First          Second          Third         Fourth
                                                              Quarter         Quarter        Quarter        Quarter            Year
      ------------------------------------------------------------------------------------------------------------------------------
      1995
      Quarterly totals....................................      $7.0               --            8.1         (167.1)         (152.0)
      Per Common share....................................       .16               --            .18          (3.73)          (3.39)
      ------------------------------------------------------------------------------------------------------------------------------
      1994
      Quarterly totals....................................      $ --              6.4           13.9             --            20.3
      Per Common share....................................        --              .14            .31             --             .45
      ------------------------------------------------------------------------------------------------------------------------------

2 Each quarterly period in 1994 and the first three quarters of 1995 have been reclassified to conform to 1995 presentation.

Market prices of Common Stock are as quoted on the New York Stock Exchange. There were 4,873 stockholders of record at December 31, 1995.

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




INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Murphy Oil Corporation:

   We have audited the accompanying consolidated balance sheets of Murphy Oil Corporation and Consolidated Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Murphy Oil Corporation and Consolidated Subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

   As discussed in Note B to the consolidated financial statements, in 1995 the Company adopted the provisions of Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. In addition, in 1993 the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, and Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.



KPMG PEAT MARWICK LLP

Shreveport, Louisiana
March 1, 1996

CONSOLIDATED STATEMENTS OF INCOME

------------------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars except per share amounts)
------------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31                                                                      1995             1994*            1993*
------------------------------------------------------------------------------------------------------------------------------------
REVENUES
Sales ...........................................................................      $1,646,053        1,620,847        1,572,849
Other operating revenues ........................................................          45,189           47,975           52,813
Interest, income from equity companies, and other nonoperating revenues .........          19,971           30,341           16,514
------------------------------------------------------------------------------------------------------------------------------------
    Total revenues                                                                      1,711,213        1,699,163        1,642,176
------------------------------------------------------------------------------------------------------------------------------------

COSTS AND EXPENSES
Crude oil, products, and related operating expenses .............................       1,274,780        1,231,497        1,220,397
Exploration expenses, including undeveloped lease amortization ..................          65,755           42,741           46,071
Selling and general expenses ....................................................          67,461           66,579           65,195
Depreciation, depletion, and amortization .......................................         225,924          198,885          174,686
Impairment of long-lived assets .................................................         198,988               --               --
Provision for reduction-in-force ................................................           6,610               --               --
Interest expense ................................................................          14,737           12,403            7,614
Interest capitalized ............................................................          (9,015)          (9,842)          (5,414)
------------------------------------------------------------------------------------------------------------------------------------
    Total costs and expenses                                                            1,845,240        1,542,263        1,508,549
------------------------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes ...............................................        (134,027)         156,900          133,627
Federal and state income taxes (benefits) .......................................            (839)          37,536           40,383
Foreign income taxes (benefits) .................................................         (14,576)          12,736            6,446
------------------------------------------------------------------------------------------------------------------------------------

Income (loss) before cumulative effect of changes in accounting principles ......        (118,612)         106,628           86,798
Cumulative effect of changes in accounting principles ...........................              --               --           15,338
------------------------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS) ...............................................................      $ (118,612)         106,628          102,136
====================================================================================================================================

PER COMMON SHARE
Income (loss) before cumulative effect of changes in accounting principles ......      $    (2.64)            2.37             1.94
Cumulative effect of changes in accounting principles ...........................              --               --              .34
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                      $    (2.64)            2.37             2.28
====================================================================================================================================

Average Common shares outstanding                                                      44,866,699       44,882,182       44,856,635
====================================================================================================================================

*  Reclassified to conform to 1995 presentation.

See notes to consolidated financial statements, page 34.

CONSOLIDATED BALANCE SHEETS

------------------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)
------------------------------------------------------------------------------------------------------------------------------------
December 31                                                                                                 1995               1994*
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
    Cash and cash equivalents ................................................................       $    62,284             71,144
    Accounts receivable, less allowance for doubtful accounts
      of $5,863 in 1995 and $5,554 in 1994 ...................................................           234,816            244,241
    Inventories
        Crude oil and raw materials ..........................................................            70,567             71,541
        Finished products ....................................................................            64,996             44,890
        Materials and supplies ...............................................................            40,239             36,000
    Prepaid expenses .........................................................................            29,703             36,357
    Deferred income taxes ....................................................................            17,514             14,939
------------------------------------------------------------------------------------------------------------------------------------
            Total current assets .............................................................           520,119            519,112
Investments and noncurrent receivables .......................................................            31,735             28,592
Property, plant, and equipment, at cost less accumulated depreciation,
  depletion, and amortization of $2,702,485 in 1995 and $2,342,421 in 1994 ...................         1,487,232          1,670,934
Deferred charges and other assets ............................................................            80,027             93,394
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     $ 2,119,113          2,312,032
====================================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
    Current maturities of long-term obligations ..............................................       $    10,640              7,615
    Accounts payable .........................................................................           299,189            309,795
    Withholdings and collections due governmental agencies ...................................            35,603             35,090
    Accrued insurance obligations ............................................................            15,272             23,105
    Other accrued liabilities ................................................................            33,599             35,563
    Income taxes .............................................................................            21,307             28,350
------------------------------------------------------------------------------------------------------------------------------------
            Total current liabilities ........................................................           415,610            439,518
Notes payable and capitalized lease obligations ..............................................            22,436             49,814
Nonrecourse debt of a subsidiary .............................................................           171,499            122,638
Deferred income taxes ........................................................................           105,015            140,610
Reserve for dismantlement costs ..............................................................           144,893            138,894
Reserve for major repairs ....................................................................            11,417              3,244
Deferred credits and other liabilities .......................................................           147,098            146,635
Stockholders' equity
    Cumulative Preferred Stock, par $100, authorized 400,000 shares, none issued .............                --                 --
    Common Stock, par $1.00, authorized 80,000,000 shares, issued 48,775,314 shares ..........            48,775             48,775
    Capital in excess of par value ...........................................................           507,758            507,797
    Retained earnings ........................................................................           643,699            820,568
    Currency translation adjustments .........................................................             4,568             (2,403)
    Unamortized restricted stock awards ......................................................              (592)              (993)
    Treasury stock ...........................................................................          (103,063)          (103,065)
------------------------------------------------------------------------------------------------------------------------------------
            Total stockholders' equity                                                                 1,101,145          1,270,679
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     $ 2,119,113          2,312,032
====================================================================================================================================

*Reclassified to conform to 1995 presentation.

See notes to consolidated financial statements, page 34.

CONSOLIDATED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)
------------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31                                                                      1995            1994*            1993*
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Income (loss) before cumulative effect of changes in accounting principles .......      $(118,612)        106,628           86,798
Adjustments to reconcile above income (loss) to net cash provided by operating activities
   Depreciation, depletion, and amortization .....................................        225,924         198,885          174,686
   Impairment of long-lived assets ...............................................        198,988              --               --
   Provisions for major repairs ..................................................         25,375          22,571           17,679
   Expenditures for major repairs and dismantlement costs ........................        (13,820)        (55,284)         (13,391)
   Exploratory expenditures charged against income ...............................         55,055          31,696           33,945
   Amortization of undeveloped leases ............................................         10,700          11,045           12,126
   Deferred and noncurrent income tax charges (credits) ..........................        (47,167)         21,328           36,970
   Gains from disposition of assets ..............................................         (3,140)         (1,575)          (1,474)
   Other - net ...................................................................         18,257           1,102           16,270
------------------------------------------------------------------------------------------------------------------------------------
   (Increase) decrease in operating working capital other than cash
     and cash equivalents ........................................................        (36,800)        (16,189)             418
   Cumulative effect of accounting changes on working capital ....................             --              --           25,437
   Net recoveries (expenditures) on insurance claim
     to repair hurricane damage ..................................................          7,619          14,673          (18,172)
   Other adjustments related to operating activities .............................            560           2,403           (8,319)
------------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                                          322,939         337,283          362,973
------------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Capital expenditures requiring cash ..............................................       (296,284)       (397,324)        (553,309)
Proceeds from sale of property, plant, and equipment .............................          8,408           5,506            5,721
Other - net ......................................................................        (10,375)        (17,546)         (14,396)
------------------------------------------------------------------------------------------------------------------------------------
       Net cash required by investing activities                                         (298,251)       (409,364)        (561,984)
------------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Additions to notes payable and capitalized lease obligations .....................            751          28,248              161
Reductions of notes payable and capitalized lease obligations ....................        (28,128)         (3,437)          (3,738)
Additions to nonrecourse debt of a subsidiary ....................................         59,489          42,793           27,693
Reduction of nonrecourse debt of a subsidiary ....................................         (7,604)         (7,614)              --
Decrease in short-term notes payable .............................................             --              --           (2,795)
Dividends paid ...................................................................        (58,257)        (58,232)         (55,945)
Purchase of Common Stock for treasury ............................................             --              --           (1,636)
------------------------------------------------------------------------------------------------------------------------------------
       Net cash provided (required) by financing activities                               (33,749)          1,758          (36,260)
------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                                  201             242           (1,349)
------------------------------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents ........................................         (8,860)        (70,081)        (236,620)
Cash and cash equivalents at January 1 ...........................................         71,144         141,225          377,845
------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT DECEMBER 31                                                $  62,284          71,144          141,225
====================================================================================================================================

*  Reclassified to conform to 1995 presentation.

See notes to consolidated financial statements, page 34.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

------------------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)
------------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31                                                                        1995            1994            1993
------------------------------------------------------------------------------------------------------------------------------------
CUMULATIVE PREFERRED STOCK - par $100, authorized
  400,000 shares, none issued                                                           $        --              --              --
------------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK - par $1.00, authorized 80,000,000 shares,
  issued 48,775,314 shares at beginning and end of year                                      48,775          48,775          48,775
------------------------------------------------------------------------------------------------------------------------------------

CAPITAL IN EXCESS OF PAR VALUE
Balance at beginning of year .......................................................        507,797         507,292         506,962
Exercise and surrender of stock options ............................................             40             226             224
Restricted stock transactions ......................................................            (79)            279             106
------------------------------------------------------------------------------------------------------------------------------------
   Capital in excess of par value at end of year                                            507,758         507,797         507,292
------------------------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS
Balance at beginning of year .......................................................        820,568         772,172         725,981
Net income (loss) for the year .....................................................       (118,612)        106,628         102,136
Cash dividends - $1.30 a share in 1995 and 1994 and $1.25 a share in 1993 ..........        (58,257)        (58,232)        (55,945)
------------------------------------------------------------------------------------------------------------------------------------
   Retained earnings at end of year                                                         643,699         820,568         772,172
------------------------------------------------------------------------------------------------------------------------------------

CURRENCY TRANSLATION ADJUSTMENTS
Balance at beginning of year .......................................................         (2,403)         (1,514)         21,595
Translation gains (losses) during the year .........................................          6,971            (889)        (23,109)
------------------------------------------------------------------------------------------------------------------------------------
   Currency translation adjustments at end of year                                            4,568          (2,403)         (1,514)
------------------------------------------------------------------------------------------------------------------------------------

UNAMORTIZED RESTRICTED STOCK AWARDS
Balance at beginning of year .......................................................           (993)           (660)           (835)
Stock awards .......................................................................             --            (800)             --
Amortization, forfeitures, and changes in price of Common Stock ....................            401             467             175
------------------------------------------------------------------------------------------------------------------------------------
   Unamortized restricted stock awards at end of year                                          (592)           (993)           (660)
------------------------------------------------------------------------------------------------------------------------------------

TREASURY STOCK
Balance at beginning of year .......................................................       (103,065)       (103,715)       (102,390)
Cost of shares purchased ...........................................................             --              --          (1,636)
Exercise and surrender of stock options ............................................             67             308             360
Awarded restricted stock, net of forfeitures .......................................            (65)            342             (49)
------------------------------------------------------------------------------------------------------------------------------------
   Treasury stock at end of year - 3,942,800 shares of Common Stock in 1995,
    3,942,868 shares in 1994, and 3,967,631 shares in 1993, at cost                        (103,063)       (103,065)       (103,715)
------------------------------------------------------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' EQUITY                                                              $ 1,101,145       1,270,679       1,222,350
====================================================================================================================================

See notes to consolidated financial statements, page 34.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of Murphy Oil Corporation and all majority-owned subsidiaries. Investments in 20- to 50-percent owned companies are accounted for by the equity method. Other investments are generally carried at cost. All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents - Short-term investments (which include government securities or other securities with government securities as collateral) that have a maturity of three months or less from the date of purchase are classified as cash equivalents.

Inventories - Inventories of crude oil and refined products are generally valued at cost applied on a last-in, first-out (LIFO) basis, which in the aggregate is lower than market. Raw materials and lumber are stated at the lower of average cost or market. Materials and supplies are valued at the lower of average cost or estimated value.

Property, Plant, and Equipment - The Company uses the successful efforts method of accounting for exploration and development expenditures. Leasehold acquisition costs are capitalized. When proved reserves are found on an undeveloped property, leasehold cost is reclassified to proved properties. Significant undeveloped leases are reviewed periodically, and a valuation allowance is provided for any estimated decline in value. Cost of all other undeveloped leases is amortized over the estimated average holding period of the leases. Costs of exploratory drilling are initially capitalized, but if proved reserves are not found, the costs are subsequently expensed. All other exploratory costs are charged to expense as incurred. Development costs are capitalized, including the cost of unsuccessful development wells.

Effective October 1, 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Under SFAS No. 121, oil and gas properties are evaluated by field for potential impairment; other long-lived assets are evaluated on a specific asset basis or in groups of similar assets, as applicable. An impairment is recognized when the undiscounted estimated future net cash flows of an evaluated asset are less than the carrying value of the asset. Previously, worldwide undiscounted future net cash flows for oil and gas properties were compared annually to net capitalized cost of proved properties to determine if an impairment had occurred. As warranted by events, significant, high-cost properties were assessed for permanent impairment based on discounted future net cash flows.

Depreciation and depletion of producing oil and gas properties are provided under the unit-of-production method. Developed reserves are used to compute unit rates for unamortized development costs, and proved reserves are used for unamortized leasehold costs. Estimated dismantlement, abandonment, and site restoration costs, net of salvage value, are considered in determining depreciation and depletion. Depreciation of refining and marketing facilities is calculated using the composite straight-line method. Depletion of timber is based on board feet cut. Other properties are depreciated by individual unit based on the straight-line method.

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

Environmental Liabilities - A provision for environmentally related obligations is recorded by a charge to expense when it is determined that the Company's liability for an environmental assessment and/or cleanup is probable and the cost can be reasonably estimated. Related expenditures are charged against the reserve. Environmental expenditures that have future economic benefit are capitalized.

Income Taxes - The Company uses the asset and liability method of accounting for income taxes. Under this method, the provision for income taxes includes amounts currently payable and amounts deferred as tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and measured using the enacted tax rates that are assumed will be in effect when the differences reverse. Provision for petroleum revenue taxes payable to the U.K. government is based on the estimated effective tax rate over the life of certain U.K. properties.

Foreign Currency Translation - Local currency is the "functional currency" used for recording operations in Canada and Spain and the majority of activities in the U.K. and Gabon. The U.S. dollar is the functional currency used to record all other operations. Gains or losses that result from translating accounts from foreign functional currencies into U.S. dollars are included in "Currency Translation Adjustments" in stockholders' equity. Gains or losses that result from specific transactions in a currency other than the functional currency are included in income.

Derivatives - Unrealized gains and losses under oil swap and buy/sell agreements are deferred unless the projected cost of future crude oil purchases, including settlement costs, exceeds the projected realizable value of related finished products. Realized gains and losses are included in "Other Operating Revenues." Unrealized gains and losses related to foreign currency contracts are deferred and recognized in income or as adjustments to the carrying amounts when the hedged transactions occur.

Excise Taxes on Refined Products - Taxes collected on the sales of refined products and remitted to governmental agencies are not included in revenues or costs and expenses.

Net Income per Common Share - This amount is computed by dividing net income for each reporting period by the weighted average number of Common and Common equivalent (stock options when dilutive) shares outstanding during the period.

Use of Estimates - In the preparation of financial statements of the Company in conformity with generally accepted accounting principles, management has made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results may differ from the estimates.

NOTE B - ACCOUNTING CHANGES - Effective October 1, 1995, the Company adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The effects of this accounting change were a reduction in the carrying value of property, plant, and equipment by $198,988,000 and a $168,367,000, $3.75 a share, reduction of income after associated income tax benefit. The asset impairments resulted from management's expectation of a continuation into the foreseeable future of the low-price environment for crude oil, natural gas, and petroleum products that has confronted the oil and gas industry throughout most of 1995. The carrying values for assets determined to be impaired were adjusted to fair values based on estimated future net cash flows for such assets, discounted at a market rate of interest. Properties determined to be impaired were certain oil and gas assets (Ecuadoran fields; two fields in the U.K. North Sea; four U.S. fields, primarily in the Gulf of Mexico; and a property in Spain) and U.K. refining and marketing assets.

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

Effective January 1, 1993, the Company also adopted SFAS No. 109, Accounting for Income Taxes, without restating prior years' results. The cumulative effect of the change on 1993 net income was a benefit of $31,840,000, $.71 a share. In addition, net property, plant, and equipment was increased $82,092,000, and a corresponding increase was recorded in deferred income tax liability, representing the tax effect of prior business combinations originally recorded net of tax. As a result of adopting SFAS No. 109, 1993 income before income taxes was reduced $10,916,000. This reduction was primarily due to increased depreciation, depletion, and amortization expense caused by the adjustment for prior business combinations. The increased expense was essentially offset by additional deferred tax benefits.

NOTE C - PROPERTY, PLANT, AND EQUIPMENT

------------------------------------------------------------------------------------------------------------------------------------
                                                                       INVESTMENT                                    Investment
(Thousands of dollars)                                          DECEMBER 31, 1995                             December 31, 1994
------------------------------------------------------------------------------------------------------------------------------------
                                                         COST                 NET(1)                Cost                    Net
------------------------------------------------------------------------------------------------------------------------------------
Exploration and
   production ...........................          $3,163,843             975,801(3)           3,035,153(2)           1,123,954(2,3)
Refining ................................             601,869             257,497                562,101                278,629
Marketing ...............................             160,234              92,734                156,501                104,832
Transportation ..........................              67,258              34,315                 63,013                 33,296
Farm, timber, and
   real estate ..........................             165,119             109,778                166,061                112,217
Corporate and other .....................              31,394              17,107                 30,526                 18,006
------------------------------------------------------------------------------------------------------------------------------------
                                                   $4,189,717           1,487,232              4,013,355              1,670,934
====================================================================================================================================

1 As a result of adopting SFAS No. 121 effective October 1, 1995, net investment was reduced $150,301 for exploration and production, $37,085 for refining, and $11,602 for marketing.
2  Reclassified to conform to 1995 presentation.
3 Includes $17,239 in 1995 and $17,277 in 1994 related to administrative assets and support equipment.

The Company leases land, service stations, and other facilities under operating leases. Future minimum rental commitments under noncancelable operating leases are not material. Commitments for capital expenditures were approximately $268,000,000 at December 31, 1995.

NOTE D - FINANCING ARRANGEMENTS - At December 31, 1995, the Company had three committed credit facilities with major banks totaling an equivalent US $313,526,000 for a combination of U.S. dollar and Canadian dollar borrowings. Depending upon the credit facility, borrowings bear interest at prime or various cost of funds options. Facility fees are due at varying rates on certain of the commitments. The facilities expire at dates ranging from 1996 through 1999. At December 31, 1995, U.S. dollar and Canadian dollar commercial paper totaling an equivalent US $110,296,000, classified as long-term nonrecourse debt, was outstanding under one credit facility. At December 31, 1994, outstanding debt supported by two facilities totaled US $97,862,000, of which $69,862,000 was classified as long-term nonrecourse debt of a subsidiary and $28,000,000 as long-term notes payable. In addition, the Company had lines of credit with banks totaling an equivalent US $160,521,000 for a combination of U.S. dollar and Canadian dollar borrowings. These lines could be withdrawn at any time, and no amounts were outstanding at December 31, 1995.

At year-end 1995, the Company had a shelf registration on file with the Securities and Exchange Commission that would permit the offer and sale of $250,000,000 in debt securities. No securities had been issued as of December 31, 1995.

NOTE E - LONG-TERM OBLIGATIONS

------------------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)
------------------------------------------------------------------------------------------------------------------------------------
December 31                                                                                            1995                    1994
------------------------------------------------------------------------------------------------------------------------------------
Notes payable
   Note payable to bank, 10.1%, due 2004 ...........................................              $  20,000                  20,000
   Notes payable to bank, 6.3125%* to 6.75%*,
     due 1999 ......................................................................                     --                  28,000
   Other notes due 1996-2000 .......................................................                    797                     170
------------------------------------------------------------------------------------------------------------------------------------
              Subtotal                                                                               20,797                  48,170
------------------------------------------------------------------------------------------------------------------------------------
Capitalized lease obligations due 1996-2022; 6%, 8%                                                   1,651                   1,655
------------------------------------------------------------------------------------------------------------------------------------
Nonrecourse debt of a subsidiary
   Guaranteed credit facility with bank
        Commercial paper, 5.655% to 5.855%,
           $40,896 payable in Canadian dollars,
           supported by credit facility, due 1997 ..................................                110,296                      --
        Credit facility drawdown from bank, 6.1875%
           to 7.455%, due 1996 .....................................................                     --                  69,862
   Loan payable to Canadian government, interest
     free, due 1999-2008, payable in Canadian dollars ..............................                 19,055                      --
   Promissory note, 6.25%, due 1996-1998,
      payable in Canadian dollars ..................................................                 52,776                  60,380
------------------------------------------------------------------------------------------------------------------------------------
              Subtotal                                                                              182,127                 130,242
------------------------------------------------------------------------------------------------------------------------------------
              Total ................................................................                204,575                 180,067
Current maturities .................................................................                (10,640)                 (7,615)
------------------------------------------------------------------------------------------------------------------------------------
              Total long-term obligations                                                         $ 193,935                 172,452
====================================================================================================================================

*  Interest rates fluctuate in relation to bank's cost of funds.

Amounts becoming due for the four years after 1996 are: 1997, $13,644,000; 1998, $28,530,000; 1999, $2,670,000; and 2000, $1,921,000.

The nonrecourse guaranteed credit facility was arranged to finance expenditures for the Hibernia oil field, in which the Company owns a 6.5-percent interest. Subject to certain conditions and limitations, the Canadian government has provided an unconditional guarantee of repayment of amounts drawn under/supported by the credit facility to lenders that possess qualifying Participation Certificates. The Company's maximum eligible borrowing available under the guarantee is Cdn $154,900,000 (US $113,526,000 at December 31, 1995 currency exchange rate). The Company also received other commitments from the Canadian government, including grants and additional guarantees and interest-free loans. The amount guaranteed declines quarterly beginning the earlier of January 1, 2000 or two years after cumulative production reaches 25 million barrels; no guaranteed financing is available after January 1, 2016. A guarantee fee of .5 percent is payable annually in arrears to the Canadian government. Since the Company intends to refinance outstanding debt under the guaranteed credit facility, the debt is not reflected as becoming due in 1997.

The 6.25-percent promissory note of Cdn $69,970,000 (US $52,776,000 at a hedged exchange rate) is payable to the province of Alberta and is secured by a debenture, which mortgages the Company's five-percent interest in the Syncrude project and its share of production therefrom. The province's right to recover the principal and interest on the note is limited to the mortgaged property and funds available from that production.

NOTE F - INCOME TAXES - The Company adopted SFAS No. 109, Accounting for Income Taxes, effective January 1, 1993 without restating prior years. Total income tax expense of $38,329,000 for 1993 included $46,829,000 allocated to income before income taxes, partially offset by a benefit of $8,500,000 allocated to the cumulative effect of a change in accounting for postretirement benefits.

The components of income (loss) before income taxes and income tax expense (benefit) were as follows.

--------------------------------------------------------------------------------
(Thousands of dollars)                     1995           1994           1993
--------------------------------------------------------------------------------
Income (loss) before income taxes
     United States ..............     $   9,127        105,695         84,563
     Foreign ....................      (143,154)        51,205         49,064
--------------------------------------------------------------------------------
                                      $(134,027)       156,900        133,627
================================================================================
Income tax expense (benefit)
     Federal - Current* .........     $  10,248          6,010         29,941
               Deferred .........       (21,030)        23,682             97
               Noncurrent .......         9,008          3,708          4,977
--------------------------------------------------------------------------------
                                         (1,774)        33,400         35,015
--------------------------------------------------------------------------------
     State - Current                        935          4,136          5,368
--------------------------------------------------------------------------------
     Foreign - Current ..........        22,929         15,398        (32,029)
               Deferred .........       (19,580)           183         28,154
               Noncurrent .......       (17,925)        (2,845)        10,321
--------------------------------------------------------------------------------
                                        (14,576)        12,736          6,446
--------------------------------------------------------------------------------
                                      $ (15,415)        50,272         46,829
================================================================================
*  Net of benefits of $4,273 in 1995, $1,923 in 1994, and $5,757 in 1993 for
   alternative minimum tax credit and $8,079 in 1993 for net operating loss carryforward.

Noncurrent taxes relate to petroleum revenue taxes payable to the U.K. government ($6,330,000 and $24,461,000 at December 31, 1995 and 1994 and
classified in the Consolidated Balance Sheet as "Deferred Credits and Other Liabilities") and to matters not resolved with various taxing authorities. The significant components of deferred income tax expense (benefit) attributable to income (loss) before income taxes for the years ended December 31, 1995, 1994, and 1993 were as follows.

--------------------------------------------------------------------------------
(Thousands of dollars)                            1995        1994        1993
--------------------------------------------------------------------------------
Deferred tax expense (exclusive of the
   effects of components listed below
   on deferred tax assets and liabilities
   at the beginning of each year) .........   $(36,283)     23,883      18,270
Adjustments for enacted changes in tax
   laws and rates .........................         --          --         190
Estimated net operating loss and tax credit
   carryforward (increase) decrease .......     (4,327)        (18)      9,791
--------------------------------------------------------------------------------
      Total deferred tax expense (benefit)    $(40,610)     23,865      28,251
================================================================================

Following is a reconciliation of the U.S. statutory income tax rate to the Company's effective rates on income (loss) before income taxes.

--------------------------------------------------------------------------------
                                                      1995      1994      1993
--------------------------------------------------------------------------------
U.S. statutory income tax rate ...................     (35)%      35%       35%
Foreign asset impairment with no tax benefit .....      27        --        --
Foreign income subject to foreign
   taxes at greater than U.S. statutory rate .....       7         2         7
Refund and settlement of foreign tax matters .....      (6)       (4)      (11)
Refund and settlement of U.S. tax matters ........      (6)       (2)       --
State income taxes ...............................       1         2         3
Other, net .......................................      --        (1)        1
--------------------------------------------------------------------------------
      Effective income tax rates                       (12)%      32%       35%
================================================================================

An analysis of the Company's deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 showing the tax effects of significant temporary differences follows.

--------------------------------------------------------------------------------
(Thousands of dollars)                                      1995           1994
--------------------------------------------------------------------------------
Deferred tax assets
  Property and leasehold costs ...................     $  60,540         64,700
  Reserves for dismantlement
    costs and major repairs ......................        52,766         47,372
  Federal alternative minimum
    tax credit carryforward* .....................         8,243          3,916
  Postretirement and other employee benefits .....        18,686         16,902
  Other deferred tax assets ......................        30,413         34,237
--------------------------------------------------------------------------------
      Total gross deferred tax assets ............       170,648        167,127
  Less valuation allowance .......................       (34,597)       (39,315)
--------------------------------------------------------------------------------
      Net deferred tax assets                            136,051        127,812
--------------------------------------------------------------------------------
Deferred tax liabilities
  Property, plant, and equipment .................       (49,071)       (56,689)
  Accumulated depreciation,
    depletion, and amortization ..................      (149,503)      (167,388)
  Other deferred tax liabilities .................       (25,391)       (29,685)
--------------------------------------------------------------------------------
      Total gross deferred tax liabilities              (223,965)      (253,762)
--------------------------------------------------------------------------------
      Net deferred tax liabilities                     $ (87,914)      (125,950)
================================================================================

* Available to reduce future U.S. federal income taxes over an indefinite period.

In management's judgment, the net deferred tax assets in the preceding table will more likely than not be realized as reductions of future taxable income or by utilizing available tax planning strategies. The valuation allowance for deferred tax assets decreased $4,718,000 in 1995 after increasing

$6,235,000 in 1994; the change in each year offset the change in certain deferred tax assets. Any subsequent reductions of the valuation allowance will be reported as reductions of income tax expense assuming no offsetting change in the deferred tax asset.

The Company has not recorded a deferred tax liability of $7,809,000 related to undistributed earnings of certain foreign subsidiaries at December 31, 1995, because the earnings are considered permanently invested.

Income tax returns are subject to audit by the Internal Revenue Service and tax authorities of other countries. In 1995, 1994, and 1993, the Company recorded benefits to income of $13,603,000, $6,365,000, and $14,409,000, respectively, from settlement of various U.S. and foreign tax issues related to prior years. The Company believes that adequate accruals have been made for unsettled issues.

NOTE G - CURRENCY TRANSLATION - Cumulative translation gains and losses are included as a separate component of stockholders' equity. At December 31, 1995, components of the net cumulative gain of $4,568,000 were gains of $22,381,000 for pounds sterling, $1,470,000 for Spanish pesetas, and $314,000 for Gabonese francs, partially offset by a loss of $19,597,000 for Canadian dollars. Most of the amounts translated into U.S. dollars are from transactions denominated in pounds sterling or Canadian dollars. Comparability of net income was not significantly affected in 1995, 1994, or 1993 by exchange rate fluctuations.

NOTE H - STOCKHOLDER RIGHTS PLAN - The Company has a Stockholder Rights Plan, which provides for each Common stockholder to receive a dividend of one Right for each share of the Company's Common Stock held. The Rights will expire on December 6, 1999, unless earlier redeemed or exchanged. The Rights will detach from the Common Stock and become exercisable following a specified period of time, subject to extension, after the date of the first public announcement that a person or group of affiliated or associated persons (other than certain persons) has become the beneficial owner of 15 percent or more of the Company's Common Stock.

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

NOTE I - INCENTIVE PLANS - At December 31, 1995, the Company had a Stock Incentive Plan, approved by the stockholders in 1992, that permits annual awards of shares of the Company's Common Stock to executives and other key employees. Under the Plan, the Executive Compensation Committee (the Committee) is authorized to grant: (1) stock options (nonqualified or incentive), (2) stock appreciation rights (SAR), and (3) restricted stock awards. Options for 94,855 shares were outstanding at December 31, 1995 under two prior plans that have expired.

Changes in options outstanding under the Company's plans, excluding restricted stock awards, were as follows.

--------------------------------------------------------------------------------
                                                      Number            Average
                                                   of Shares              Price
--------------------------------------------------------------------------------
Outstanding January 1, 1993 ...................      341,036             $35.87
Granted .......................................       81,000              36.31
Surrendered ...................................      (45,019)             29.58
------------------------------------------------------------
Outstanding December 31, 1993 .................      377,017              36.72
Granted .......................................       69,500              39.94
Surrendered ...................................      (54,950)             34.86
Expired .......................................      (51,837)             41.18
------------------------------------------------------------
Outstanding December 31, 1994 .................      339,730              37.00
Granted .......................................      142,000              43.94
Surrendered ...................................      (33,250)             35.86
Expired .......................................      (23,250)             39.20
------------------------------------------------------------
Outstanding December 31, 1995                        425,230              39.28
================================================================================
Exercisable December 31, 1994 .................      147,480             $36.32
Exercisable December 31, 1995 .................      198,355              36.31
================================================================================

Cost of options reported in the preceding table is accrued over the vesting periods and adjusted for subsequent changes in fair market value of the shares. Charges against (credits to) income were $(163,000) in 1995, $1,024,000 in 1994, and $1,190,000 in 1993.

Through December 31, 1995, 52,000 restricted shares have been awarded and 13,989 shares have been forfeited, leaving 38,011 shares outstanding. Costs of restricted stock charged against income were $385,000 in 1995, $433,000 in 1994, and $347,000 in 1993.

In addition to the above plans, the Company has an Incentive Compensation Plan that provides for annual cash awards to officers, directors, and key employees based on actual results for a year compared to measurable financial performance objectives established at the beginning of that year. The Plan is administered by the Committee. Provisions of $400,000, $1,200,000, and $1,732,000 were recorded in 1995, 1994, and 1993, respectively, in anticipation of future awards.

NOTE J - EMPLOYEE AND RETIREE BENEFITS
Retirement Plans - The Company has defined benefit retirement plans that cover substantially all employees. Benefits are based on years of service and final-pay or career-average-pay formulas as defined by the plans. All plans are noncontributory. The Company also has a nonqualified supplemental plan for directors and supplemental plans that provide benefits to employees whose defined benefits under their retirement plan formula cannot be fully funded because of statutory limitations on the amount of benefits that may be paid from qualified plans. As part of a reduction-in-force program, special termination benefits were offered certain U.S. employees in 1995; a curtailment gain resulted from a reduction in future service cost for employees accepting the offer.

Retirement expense (expense reduction) and its components for 1995, 1994, and 1993 are shown in the following tables.

--------------------------------------------------------------------------------
U.S. Plans
--------------------------------------------------------------------------------
(Thousands of dollars)                         1995          1994          1993
--------------------------------------------------------------------------------
Service cost - benefits earned during
  the year ...........................     $  3,266         3,736         3,780
Interest accrued on benefits earned
  in prior years .....................       10,984        10,465        10,295
Actual return on plan assets .........      (32,876)       (3,761)       (8,564)
Net amortization and deferral ........       18,456       (10,900)       (6,402)
--------------------------------------------------------------------------------
     Retirement expense reduction* ...         (170)         (460)         (891)
Special termination benefits .........        7,005             -         1,316
Curtailment gain .....................       (2,494)            -             -
--------------------------------------------------------------------------------
     Net retirement expense
       (expense reduction)                 $  4,341          (460)          425
================================================================================
* Major assumptions were discount rates of 7.50% for 1995 and 6.75% for 1994 and 1993; assumed long-term rate of return on plan assets was 8.50% for 1995, 1994, and 1993.

--------------------------------------------------------------------------------
Non-U.S. Plans
--------------------------------------------------------------------------------
(Thousands of dollars)                           1995         1994         1993
--------------------------------------------------------------------------------
Service cost - benefits earned during
  the year ..............................     $ 1,482        1,537        1,478
Interest accrued on benefits earned
  in prior years ........................       2,173        2,404        2,326
Actual return on plan assets ............      (3,652)        (894)      (4,466)
Net amortization and deferral ...........         811       (2,323)       1,463
--------------------------------------------------------------------------------
     Retirement expense*                      $   814          724          801
================================================================================
* Major assumptions were discount rates of 7.50%-9.50% in 1995, 6.50%-7.50% in 1994, and 7.50%-8.50% in 1993; assumed long-term rates of return on plan assets were 7.50%-9.50% in 1995, 6.50%-7.50% in 1994, and 7.50%-8.50% in
   1993.

Amounts contributed to U.S. funded plans are actuarially determined and are at least the minimum required by the Employee Retirement Income Security Act of 1974. Amounts contributed to non-U.S. plans are based on local laws. The supplemental plans are unfunded, and accumulated benefits exceeded assets in one funded plan in 1995 and 1994. Accumulated benefits in excess of assets in these plans were $5,906,000 in 1995 and $5,916,000 in 1994; these amounts have been netted in the following table, which sets forth the combined funded status of plans and amounts recognized in the Consolidated Balance Sheets.

------------------------------------------------------------------------------------------------------------------------------------
                                                                                               U.S. Plans             Non-U.S. Plans
------------------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)                                                                  1995         1994         1995         1994
------------------------------------------------------------------------------------------------------------------------------------
Present value of accumulated benefits based on years of
  service, applicable pay formula, and present pay levels
    Vested .....................................................................   $ 142,238      124,154       24,060       26,104
    Nonvested ..................................................................       7,023        4,890          188          164
------------------------------------------------------------------------------------------------------------------------------------
      Accumulated benefit obligation(1) ........................................     149,261      129,044       24,248       26,268
Provision for future pay increases .............................................      17,514       19,569        6,645        5,677
------------------------------------------------------------------------------------------------------------------------------------
      Projected benefit obligation(1) ............................................   166,775      148,613       30,893       31,945
Plan assets - at market value(2) ...............................................     181,791      158,540       38,574       34,495
------------------------------------------------------------------------------------------------------------------------------------
      Plan assets in excess of projected benefit obligation ....................      15,016        9,927        7,681        2,550
Unrecognized net asset from transition to SFAS No. 87(3) .......................     (15,667)     (17,668)      (2,268)      (2,521)
Unrecognized net loss (gain) from unfavorable (favorable) actuarial experience .       7,302       18,908      (11,417)      (5,102)
Unrecognized prior service cost ................................................       1,861        2,152        2,655        2,864
Additional minimum liability ...................................................        (474)      (1,658)          --           --
------------------------------------------------------------------------------------------------------------------------------------
      Prepaid (accrued) retirement cost ........................................   $   8,038       11,661       (3,349)      (2,209)
====================================================================================================================================

1 Major assumptions for U.S. plans were discount rates of 7.00% for 1995 and 7.50% for 1994 and future pay rate increases of 4.60% for 1995 and 5.00% for 1994. Major assumptions for non-U.S. plans were discount rates of 7.50%-9.50% for 1995 and 6.50%-9.50% for 1994 and future pay rate increases of 6.00%- 7.00% for 1995 and 1994.

2 Primarily includes listed stocks and bonds, government securities, U.S. agency bonds, corporate bonds, and group annuity contracts.

3  Being amortized over periods of 14 to 19.2 years.

Thrift Plans - Most employees of the Company in the U.S. and Canada may participate in thrift plans by allotting up to a specified percentage of their base pay. The Company matches contributions at a stated percentage of each employee's allotment based on length of participation in the plans. Company contributions to these plans were $2,952,000 in 1995, $2,707,000 in 1994, and $2,631,000 in 1993.

Postretirement Benefits - In the U.S., the Company sponsors plans that provide comprehensive health care benefits (supplementing Medicare benefits for those eligible) and life insurance benefits for most retired employees. Costs are accrued for these plans during the service lives of covered employees. Retirees contribute the same amounts to the self-funded cost of health care benefits as do active employees; the Company contributes the remainder. The Company pays premiums for life insurance coverage, arranged through an insurance company. The health care plan is funded on a pay-as-you-go basis. The Company has the right to modify the benefits and/or cost-sharing provisions.

Based on actuarial computations, postretirement expense and its components for 1995, 1994, and 1993 are shown below.

--------------------------------------------------------------------------------
(Thousands of dollars)                              1995        1994        1993
--------------------------------------------------------------------------------
Service cost ...............................      $  548         895         604
Amortization of net actuarial loss .........         476         347          --
Interest cost ..............................       2,706       2,733       2,250
--------------------------------------------------------------------------------
     Postretirement expense                       $3,730       3,975       2,854
================================================================================

A summary follows of the postretirement benefit obligations recorded in the Consolidated Balance Sheets at December 31, 1995 and 1994, classified as "Deferred Credits and Other Liabilities." Calculation of the amount of accumulated unfunded postretirement benefit obligations (APBO) was based on discount rates of 7.00 percent and 7.75 percent in 1995 and 1994.

--------------------------------------------------------------------------------
(Thousands of dollars)                                     1995            1994
--------------------------------------------------------------------------------
APBO
    Retirees ...................................       $ 27,595          26,173
    Fully eligible active participants .........          2,443           2,790
    Other active participants ..................          8,622          10,904
--------------------------------------------------------------------------------
       Total unfunded APBO .....................         38,660          39,867
Unrecognized net actuarial loss ................         (7,765)        (11,229)
--------------------------------------------------------------------------------
       Accrued APBO obligations                        $ 30,895          28,638
================================================================================

In determining the APBO at December 31, 1995, health care inflation cost was assumed to increase at an annual rate of 8.5 percent, gradually decreasing to
4.5 percent in 2002 and thereafter. An increase of one percent in the assumed health care cost trend would increase both the 1995 postretirement benefit expense and the APBO at December 31, 1995 by 13.9 percent.

NOTE K - SUPPLEMENTAL CASH FLOWS DISCLOSURES - Cash income taxes paid, net of refunds, were $24,638,000, $29,999,000, and $14,802,000 in 1995, 1994, and 1993.
Interest paid, net of amounts capitalized, was $5,434,000, $1,873,000, and $1,575,000 in 1995, 1994, and 1993. A noncash investing and financing activity excluded from the Consolidated Statements of Cash Flows was the assumption of $67,370,000 of nonrecourse debt in 1993 upon acquisition of a five-percent interest in the Syncrude project.

(Increases) decreases in noncash operating working capital for each of the three years ended December 31, 1995 were:

--------------------------------------------------------------------------------
(Thousands of dollars)                             1995        1994        1993
--------------------------------------------------------------------------------
Accounts receivable ........................   $  9,425     (48,027)     45,183
Inventories ................................    (23,371)       (408)    (15,166)
Prepaid expenses ...........................      6,654      (1,315)      7,467
Deferred income tax assets .................     (2,575)      3,558     (18,497)
Accounts payable and accrued liabilities ...    (19,890)     30,947      (5,922)
Current income tax liabilities .............     (7,043)       (944)    (12,647)
--------------------------------------------------------------------------------
                                               $(36,800)    (16,189)        418
================================================================================

NOTE L - DERIVATIVE FINANCIAL INSTRUMENTS - The Company utilizes derivative transactions on a limited basis to manage well-defined risks related to commodity prices and foreign currency exchange rates. The Company does not hold any derivatives for trading purposes.

Occasionally the Company uses derivative agreements to reduce the financial exposure of its U.S. refinery operations to unfavorable market movements related to crude oil inventories and/or anticipated crude oil purchases. Under each agreement, the Company receives or pays a cash settlement at maturity based on the differential between the agreement price and an agreed future crude oil price. At December 31, 1995, the Company had swap agreements for 4,000,000 barrels. Maturity dates of these agreements range from the third quarter of 1996 to the third quarter of 1997. Estimated settlement costs under the agreements using December 31, 1995 oil prices exceeded projected revenues by $7,965,000, which is fully reserved in the 1995 Consolidated Balance Sheet.

The Company has foreign exchange contracts to manage certain foreign exchange risks. At December 31, 1995, the Company had hedging contracts to buy Cdn $69,970,000, fixing the U.S. dollar costs for certain Canadian dollar nonrecourse debt. The Company also had a hedging contract to sell US $7,600,000, fixing the Canadian dollar revenues from the sale of Canadian crude in U.S. dollars.

NOTE M - FAIR VALUE OF FINANCIAL INSTRUMENTS - The following table presents the carrying amounts and estimated fair values of financial instruments held by the Company at December 31, 1995 and 1994. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The table excludes cash and cash equivalents, trade accounts receivable, trade accounts payable, and accrued expenses, all of which had fair values approximating carrying values.

--------------------------------------------------------------------------------
                                                 1995                      1994
--------------------------------------------------------------------------------
                             Carrying or    Estimated  Carrying or    Estimated
                                Notional         Fair     Notional         Fair
(Thousands of dollars)            Amount        Value       Amount        Value
--------------------------------------------------------------------------------
Financial assets
   Investments and
     noncurrent receivables    $  10,575       10,575       10,625       10,625
Financial liabilities
   Long-term obligations
     including current
     maturities ............    (204,575)    (200,127)    (180,067)    (178,355)
   Payables (derivatives) ..      (9,142)      (7,965)      (1,368)      (4,828)
Off-balance-sheet exposures
   Financial guarantees and
     letters of credit .....     (41,681)     (41,681)     (45,164)     (45,164)
================================================================================

The carrying amounts of financial assets and financial liabilities shown in the preceding table are included in the Consolidated Balance Sheets under the indicated captions. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

o Investments and noncurrent receivables - Investments in real estate held for sale and investments carried on an equity basis are excluded from the table. The carrying value of the remainder approximates fair value.

o Long-term obligations including current maturities - The fair value is estimated based on current rates offered the Company for debt of the same maturities.

o Payables (derivatives) - The amounts relate to the Company's oil swap and buy/sell agreements. The negative fair value is an estimate of the amount, which is based on quotes from brokers, that the Company would be required to pay at the reporting date to cancel the agreements.

o Financial guarantees and letters of credit - The fair value is based on the estimated cost to settle these obligations.

NOTE N - CONCENTRATION OF CREDIT RISKS - The Company's primary credit risk is from trade accounts receivable. These receivables arise mainly from sales of crude oil, natural gas, and petroleum products to a large number of customers in the U.S., Canada, and the U.K. The credit history and financial condition of potential customers are reviewed before credit is extended, security may be obtained then or later, routine follow-up evaluations are made, and an allowance for doubtful accounts is maintained, generally based upon a risk evaluation of specific customers. The Company also has certain off-balance-sheet financial instruments (see Note M to the consolidated financial statements); the Company controls the credit risks on these instruments through credit approvals and monitoring procedures and believes such risks are minimal. Historically, the Company has not incurred any significant credit-related losses, and at December 31, 1995, the Company had no significant concentration of credit risk outside the oil and gas industry.

NOTE O - OTHER FINANCIAL INFORMATION - Inventories valued at cost under the LIFO method totaled $94,779,000 and $90,515,000 at December 31, 1995 and 1994,
respectively. These amounts were $70,040,000 and $57,389,000, respectively, less than such inventories would have been valued using the FIFO method. Net gains from foreign currency transactions were $82,000 in 1995, $51,000 in 1994, and $10,000 in 1993.

NOTE P - CONTINGENCIES - The Company's operations and earnings have been and may be affected by various forms of governmental action both in the U.S. and throughout the world. Examples of such governmental action include, but are by no means limited to: tax increases and retroactive tax claims; restrictions on production; import and export controls; price controls; currency controls; allocation of supplies of crude oil and petroleum products and other goods; expropriation of property; restrictions and preferences affecting issuance of oil and gas or mineral leases; laws and regulations intended for the protection and/or remediation of the environment; promotion of safety; and laws and regulations affecting the Company's relationships with employees, suppliers, customers, stockholders, and others. Because governmental actions are often motivated by political considerations, may be taken without full consideration of their consequences, and may be taken in response to actions of other governments, it is not practical to attempt to predict the likelihood of such actions, the form the actions may take, or the effect such actions may have on the Company.

DOE Matters - In 1994 the Company and the U.S. Department of Energy (DOE) entered into a Consent Order that settled the last remaining issues related to DOE regulations that were in effect from 1973 through 1981. The settlement resulted in a $21,034,000 benefit ($13,871,000 after tax), which was recorded in "Interest, Income from Equity Companies, and Other Nonoperating Revenues" in the Consolidated Statement of Income for 1994.

Environmental Matters - The Company's environmental contingencies are reviewed in Management's Discussion and Analysis under the section entitled "Environmental" on page 26.

Other Matters - The Company and its subsidiaries are engaged in a number of other legal proceedings, all of which the Company considers routine and incidental to its business and none of which is material as defined. In the normal course of its business activities, the Company is required under certain contracts with various governmental authorities and others to provide letters of credit that may be drawn upon if the Company fails to perform under those contracts. At December 31, 1995, the Company had contingent liabilities of $23,992,000 on outstanding letters of credit. Contingent liabilities under certain guaranty agreements totaled $17,689,000 at December 31, 1995.

NOTE Q - BUSINESS SEGMENTS - Information about business segments and geographic operations is summarized in the following tables. Excise taxes on petroleum products of $521,250,000, $524,464,000, and $391,177,000 for the years 1995,
1994, and 1993 were excluded from revenues and costs and expenses. Intracompany and affiliated company transfers are at market prices. Companies accounted for by the equity method are primarily engaged in the transportation of crude oil and petroleum products.

--------------------------------------------------------------------------------
(Thousands of dollars)                     1995           1994*           1993*
--------------------------------------------------------------------------------
REVENUES FOR THE YEAR
Petroleum
  Exploration and production
      United States .............    $  205,604        215,533         253,257
      Canada ....................       139,133        127,122          71,447
      United Kingdom ............       110,789         90,312          51,590
      Other international .......        37,981         24,765          16,606
--------------------------------------------------------------------------------
                                        493,507        457,732         392,900
--------------------------------------------------------------------------------
  Refining, marketing,
    and transportation
      United States .............     1,010,967        908,705         950,907
      Canada ....................        22,589         26,885          29,601
      United Kingdom ............       254,746        306,297         274,898
--------------------------------------------------------------------------------
                                      1,288,302      1,241,887       1,255,406
--------------------------------------------------------------------------------
                                      1,781,809      1,699,619       1,648,306
  Intrasegment transfers
    elimination .................      (169,309)      (118,657)        (92,025)
--------------------------------------------------------------------------------
         Total petroleum ........     1,612,500      1,580,962       1,556,281
Farm, timber, and real estate -
  United States .................        78,742         87,860          69,381
Corporate and other .............        19,971         30,341          16,514
--------------------------------------------------------------------------------
                                     $1,711,213      1,699,163       1,642,176
================================================================================
*Reclassified to conform to 1995 presentation.

------------------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)                                                       1995(1)                  1994                  1993(2)
------------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS) FOR THE YEAR
Petroleum
     Exploration and production ............................          $   (97,583)                  68,386                68,637
     Refining, marketing, and
       transportation ......................................              (42,670)                  50,642                45,539
------------------------------------------------------------------------------------------------------------------------------------
               Total petroleum .............................             (140,253)                 119,028               114,176
Farm, timber, and real estate ..............................               14,387                   28,710                21,170
------------------------------------------------------------------------------------------------------------------------------------
               Operating income (loss) .....................             (125,866)                 147,738               135,346
Nonoperating (charges) credits
     Income of equity companies ............................                1,348                    1,129                   973
     Income taxes ..........................................               15,415                  (50,272)              (46,829)
     Corporate and other revenues
       (expenses) - net ....................................               (9,509)                   8,033                (2,692)
     Cumulative effect of accounting
       changes .............................................                   --                       --                15,338
------------------------------------------------------------------------------------------------------------------------------------
               Net income (loss)                                      $  (118,612)                 106,628               102,136
====================================================================================================================================

NET INCOME (LOSS) FOR THE YEAR
Petroleum
     Exploration and production
         United States .....................................          $     3,755                   18,128                32,701
         Canada ............................................               21,669                   15,097                 6,304
         United Kingdom ....................................              (11,934)                  12,409                17,931
         Other international ...............................             (104,075)                   5,984                (5,666)
------------------------------------------------------------------------------------------------------------------------------------
                                                                          (90,585)                  51,618                51,270
------------------------------------------------------------------------------------------------------------------------------------
     Refining, marketing, and
       transportation
         United States .....................................               (3,767)                  17,674                 7,246
         Canada ............................................                5,544                    7,298                 8,628
         United Kingdom ....................................              (35,294)                   5,231                11,625
------------------------------------------------------------------------------------------------------------------------------------
                                                                          (33,517)                  30,203                27,499
------------------------------------------------------------------------------------------------------------------------------------
               Total petroleum .............................             (124,102)                  81,821                78,769
Farm, timber, and real estate -
  United States ............................................                9,005                   17,470                13,154
Corporate and other ........................................               (3,515)                   7,337                (5,125)
------------------------------------------------------------------------------------------------------------------------------------
               Income (loss) before
                  cumulative effect of
                  accounting changes .......................             (118,612)                 106,628                86,798
Cumulative effect of accounting
  changes ..................................................                   --                       --                15,338
------------------------------------------------------------------------------------------------------------------------------------
                                                                      $  (118,612)                 106,628               102,136
====================================================================================================================================

ASSETS AT YEAR-END
Petroleum
    Exploration and production
         United States .....................................          $   317,422                  386,830               461,087
         Canada ............................................              502,830                  415,318               343,880
         United Kingdom ....................................              248,493                  320,143               306,248
         Other international ...............................               80,688                  170,111               111,903
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1,149,433                1,292,402             1,223,118
------------------------------------------------------------------------------------------------------------------------------------
    Refining, marketing, and
      transportation
         United States .....................................              494,577                  500,467               378,405
         Canada ............................................               56,786                   55,578                63,353
         United Kingdom ....................................              128,952                  156,884               147,444
------------------------------------------------------------------------------------------------------------------------------------
                                                                          680,315                  712,929               589,202
------------------------------------------------------------------------------------------------------------------------------------
               Total petroleum .............................            1,829,748                2,005,331             1,812,320
Farm, timber, and real estate -
  United States ............................................              163,834                  155,583               150,261
Corporate and other ........................................              125,531                  151,118               206,278
------------------------------------------------------------------------------------------------------------------------------------
                                                                      $ 2,119,113                2,312,032             2,168,859
------------------------------------------------------------------------------------------------------------------------------------

ADDITIONS TO PROPERTY, PLANT, AND
   EQUIPMENT FOR THE YEAR(3)
Petroleum
    Exploration and production
         United States .....................................          $    36,064                   59,847                71,883
         Canada ............................................               93,612                  105,355               172,838
         United Kingdom ....................................               27,527                   29,063               173,392
         Other international ...............................               19,460                   60,387                68,028
------------------------------------------------------------------------------------------------------------------------------------
                                                                          176,663                  254,652               486,141
------------------------------------------------------------------------------------------------------------------------------------
    Refining, marketing, and
      transportation
         United States .....................................               27,565                   80,272                71,363
         Canada ............................................                3,561                    2,234                 3,474
         United Kingdom ....................................               22,476                   12,191                12,048
------------------------------------------------------------------------------------------------------------------------------------
                                                                           53,602                   94,697                86,885
------------------------------------------------------------------------------------------------------------------------------------
               Total petroleum .............................              230,265                  349,349               573,026
Farm, timber, and real estate -
   United States ...........................................                9,133                   11,403                 9,674
Corporate and other ........................................                1,831                    4,876                 4,034
------------------------------------------------------------------------------------------------------------------------------------
                                                                      $   241,229                  365,628               586,734
====================================================================================================================================

DEPRECIATION, DEPLETION, AND
   AMORTIZATION EXPENSE FOR THE YEAR(3)
Petroleum
    Exploration and production
         United States .....................................          $    89,669                   93,057                97,196
         Canada ............................................               26,707                   25,088                21,062
         United Kingdom ....................................               50,426                   38,601                16,749
         Other international ...............................               15,923                    4,754                 4,651
------------------------------------------------------------------------------------------------------------------------------------
                                                                          182,725                  161,500               139,658
------------------------------------------------------------------------------------------------------------------------------------
    Refining, marketing, and
      transportation
         United States .....................................               25,862                   19,928                20,144
         Canada ............................................                1,549                    1,573                 1,466
         United Kingdom ....................................                9,062                    9,589                 8,562
------------------------------------------------------------------------------------------------------------------------------------
                                                                           36,473                   31,090                30,172
------------------------------------------------------------------------------------------------------------------------------------
               Total petroleum .............................              219,198                  192,590               169,830
Farm, timber, and real estate -
  United States ............................................                4,053                    3,886                 3,488
Corporate and other ........................................                2,673                    2,409                 1,368
------------------------------------------------------------------------------------------------------------------------------------
                                                                      $   225,924                  198,885               174,686
====================================================================================================================================

1 As set forth in Note B to the consolidated financial statements, the effects from adoption of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, were:
     Operating income (loss) - a loss of $198,988, $150,301 related to the exploration and production segment and $48,687 to refining, marketing, and transportation.
     Net income (loss) - a loss of $168,367, $132,798 related to the exploration and production segment ($5,986 United States, $24,197 United Kingdom, and $102,615 other international) and $35,569 related to refining, marketing, and transportation - United Kingdom.
2 As set forth in Note B to the consolidated financial statements, the effect on operating income for the exploration and production segment from adoption of SFAS No. 109, Accounting for Income Taxes, was a reduction of $10,916.
3  Amounts for 1994 and 1993 were reclassified to conform to 1995 presentation.

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

SCHEDULES 1 AND 2 - ESTIMATED NET PROVED OIL AND GAS RESERVES
Reserves of crude oil, condensate, and natural gas liquids and natural gas are estimated by Company engineers and adjusted to reflect contractual arrangements and royalty rates in effect at the end of each year. Many assumptions and judgmental decisions are required to estimate reserves. Quantities reported are considered reasonable, but they are subject to future revisions, some of which may be substantial, as additional information becomes available. Such additional knowledge may be gained as the result of: reservoir performance, new geological and geophysical data, additional drilling, technological advancements, price changes, and other economic factors.

Regulations published by the Securities and Exchange Commission define proved reserves as those volumes of crude oil, condensate, and natural gas liquids and natural gas that geological and engineering data demonstrate with reasonable certainty are recoverable from known reservoirs under existing economic and operating conditions. Proved developed reserves are those volumes expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are those volumes expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required.

Production quantities shown are net volumes withdrawn from reservoirs. These generally differ from quantities sold due to inventory changes and, especially in the case of natural gas, volumes consumed for fuel and/or shrinkage from extraction of natural gas liquids. Such differences were insignificant for crude oil and liquids. For natural gas, they amounted to approximately .5 billion cubic feet in 1995, .7 billion cubic feet in 1994, and .9 billion cubic feet in 1993. Crude oil and natural gas liquids reserves reported under the heading "Other" were located in Spain and Gabon.

The Company has no proved reserves attributable to either long-term supply agreements with foreign governments or investees accounted for by the equity method.

Reserves of synthetic crude oil in Canada are attributable to the Syncrude project and are based on an estimated average gross production rate through the year 2025 of 195,300 barrels a day less estimated net profit royalty. Proved reserves will change if the future average production rate varies from the current estimated rate, which is based on the actual rate in 1995, or the operating permit is extended beyond 2025.

SCHEDULE 4 - STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES
SFAS No. 69 requires calculation of future net cash flows using a 10-percent annual discount factor and year-end (1995 and 1994) prices, costs, and statutory tax rates, except for known future changes such as contracted prices and legislated tax rates. Future net cash flows from the Company's interest in synthetic oil are excluded.

The calculated value of proved reserves is not necessarily indicative of either fair market value or present value of future cash flows because prices, costs, and governmental policies do not remain static; appropriate discount rates may vary; and a broad range of judgment is required to estimate the timing of production. Other logical assumptions would likely have resulted in significantly different amounts. Average crude oil prices at year-end 1995 used for this calculation were $18.04 a barrel for the United States, $16.48 for Canadian light, $9.66 for Canadian heavy, $17.59 for Hibernia, $18.85 for the United Kingdom, and $13.24 for Ecuador. Average natural gas prices were $2.51 an MCF for the United States, $1.02 for Canada, $2.21 for the United Kingdom, and $2.70 for Spain.

Schedule 4 also presents a summary of the principal reasons for change in the standardized measure of discounted future net cash flows for each of the three years ended December 31, 1995.

SCHEDULE 6 - RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES Results of operations from exploration and production activities by geographic area are reported on this schedule as if these activities were a separate corporate entity rather than part of an integrated operation that will ultimately refine crude oil and sell refined products. Results of oil and gas producing activities include certain unusual or infrequently occurring items that are reviewed in Management's Discussion and Analysis (see page 24), and should be considered in conjunction with the Company's overall performance.

SCHEDULE 1 - ESTIMATED NET PROVED OIL RESERVES

------------------------------------------------------------------------------------------------------------------------------------
                                                           Crude Oil, Condensate, and Natural Gas Liquids
                                                        -----------------------------------------------------   Synthetic
                                                        United              United                                  Oil -
(Millions of barrels)                                   States   Canada*   Kingdom  Ecuador   Other     Total      Canada     Total
------------------------------------------------------------------------------------------------------------------------------------
PROVED
JANUARY 1, 1993 .....................................     23.2     22.3       13.1     35.6     1.8      96.0          --      96.0
Revisions of previous estimates .....................       .3       .8        (.5)    (2.0)     .7       (.7)         --       (.7)
Purchases of minerals in place ......................       --     14.8       16.5       --      --      31.3        83.8     115.1
Extensions, discoveries, and other additions ........      1.5      3.2         --       --      --       4.7          --       4.7
Production ..........................................     (5.0)    (4.6)      (2.4)      --     (.6)    (12.6)         --     (12.6)
Sales of minerals in place ..........................       --      (.1)        --       --      --       (.1)         --       (.1)
------------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1993 ...................................     20.0     36.4       26.7     33.6     1.9     118.6        83.8     202.4
Revisions of previous estimates .....................      4.3      2.8       (2.5)     2.1    (1.5)      5.2        18.3      23.5
Purchases of minerals in place ......................       --       .5        5.2       --      --       5.7          --       5.7
Extensions, discoveries, and other additions ........      5.1      2.7         --       --      --       7.8          --       7.8
Production ..........................................     (4.9)    (4.5)      (4.9)     (.7)    (.4)    (15.4)       (3.3)    (18.7)
Sales of minerals in place ..........................       --      (.4)        --       --      --       (.4)         --       (.4)
------------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1994 ...................................     24.5     37.5       24.5     35.0      --     121.5        98.8     220.3
REVISIONS OF PREVIOUS ESTIMATES .....................      3.9       --         .7     (3.5)     --       1.1          .7       1.8
PURCHASES OF MINERALS IN PLACE ......................       .2      2.0         --       --      --       2.2          --       2.2
EXTENSIONS, DISCOVERIES, AND OTHER ADDITIONS ........      1.0      3.6       20.3       --      --      24.9          --      24.9
PRODUCTION ..........................................     (5.0)    (5.1)      (5.5)    (1.9)     --     (17.5)       (3.3)    (20.8)
SALES OF MINERALS IN PLACE ..........................       --     (1.7)        --       --      --      (1.7)         --      (1.7)
------------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1995                                         24.6     36.3       40.0     29.6      --     130.5        96.2     226.7
====================================================================================================================================

PROVED DEVELOPED
January 1, 1993 .....................................     16.3     22.2       11.7       --     1.8      52.0          --      52.0
December 31, 1993 ...................................     13.2     22.4       20.8       --     1.9      58.3        83.8     142.1
December 31, 1994 ...................................     15.2     23.6       19.2      3.8      --      61.8        80.5     142.3
DECEMBER 31, 1995 ...................................     21.3     22.4       19.5      7.8      --      71.0        69.9     140.9
====================================================================================================================================

*Excludes 24.7 million barrels of crude oil to be added to proved reserves subsequent to start-up of production from the Hibernia oil field.

[GRAPH--ESTIMATED NET PROVED OIL RESERVES]

[GRAPH--ESTIMATED NET PROVED GAS RESERVES]

[GRAPH--ESTIMATED NET PROVED HYDROCARBON RESERVES]

SCHEDULE 2 - ESTIMATED NET PROVED NATURAL GAS RESERVES

------------------------------------------------------------------------------------------------------------------------------------
                                                                       United                      United
(Billions of cubic feet)                                               States        Canada       Kingdom        Spain        Total
------------------------------------------------------------------------------------------------------------------------------------
PROVED
JANUARY 1, 1993 ................................................        445.4         200.4          35.4          4.1        685.3
Revisions of previous estimates ................................         48.0         (10.5)           .6          4.1         42.2
Purchases of minerals in place .................................           .3            .9            --           --          1.2
Extensions, discoveries, and other additions ...................         14.8           5.5            --          5.9         26.2
Production .....................................................        (79.5)        (13.4)         (4.8)        (3.5)      (101.2)
Sales of minerals in place .....................................           --           (.2)           --           --          (.2)
------------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1993 ..............................................        429.0         182.7          31.2         10.6        653.5
Revisions of previous estimates ................................         20.2          (2.9)          2.1          1.2         20.6
Purchases of minerals in place .................................           --            .5            --           --           .5
Extensions, discoveries, and other additions ...................         53.2          11.0            --           --         64.2
Production .....................................................        (72.1)        (13.8)         (3.7)        (4.6)       (94.2)
Sales of minerals in place .....................................          (.2)          (.8)           --           --         (1.0)
------------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1994 ..............................................        430.1         176.7          29.6          7.2        643.6
REVISIONS OF PREVIOUS ESTIMATES ................................          3.8          (5.2)          1.9           .6          1.1
PURCHASES OF MINERALS IN PLACE .................................          2.8           5.8            --           --          8.6
EXTENSIONS, DISCOVERIES, AND OTHER ADDITIONS ...................         64.1           2.0          19.8           --         85.9
PRODUCTION .....................................................        (69.3)        (15.2)         (3.9)        (4.0)       (92.4)
SALES OF MINERALS IN PLACE .....................................           --          (4.0)           --           --         (4.0)
------------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1995                                                       431.5         160.1          47.4          3.8        642.8
====================================================================================================================================

PROVED DEVELOPED
January 1, 1993 ................................................        217.0         164.0          32.3          4.1        417.4
December 31, 1993 ..............................................        239.1         158.0          28.1         10.6        435.8
December 31, 1994 ..............................................        221.6         165.0          29.6          7.2        423.4
DECEMBER 31, 1995 ..............................................        229.0         150.0          27.6          3.8        410.4
====================================================================================================================================

SCHEDULE 3 - CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Synthetic
                                               United                  United                                     Oil -
(Millions of dollars)                          States     Canada      Kingdom   Ecuador     Other    Subtotal    Canada       Total
------------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1995
UNPROVED OIL AND GAS PROPERTIES ..........  $    88.5       28.8          7.9        --       4.0       129.2        --       129.2
PROVED OIL AND GAS PROPERTIES ............    1,405.9      599.5(1)     582.4     167.1     122.9     2,877.8     119.3     2,997.1
------------------------------------------------------------------------------------------------------------------------------------
      GROSS CAPITALIZED COSTS ............    1,494.4      628.3        590.3     167.1     126.9     3,007.0     119.3     3,126.3
ACCUMULATED DEPRECIATION,
  DEPLETION, AND AMORTIZATION
    UNPROVED OIL AND GAS PROPERTIES ......      (55.3)     (15.7)         (.8)       --      (3.8)      (75.6)       --       (75.6)
    PROVED OIL AND GAS PROPERTIES(2) .....   (1,186.2)    (254.0)      (412.5)   (114.5)   (116.2)   (2,083.4)     (8.8)   (2,092.2)
------------------------------------------------------------------------------------------------------------------------------------
      NET CAPITALIZED COSTS                 $   252.9      358.6        177.0      52.6       6.9       848.0     110.5       958.5
====================================================================================================================================

December 31, 1994(3)
Unproved oil and gas properties ..........  $   109.2       27.5         21.0        --       9.8       167.5        --       167.5
Proved oil and gas properties ............    1,397.7      517.6(1)     548.2     149.6     109.9     2,723.0     108.9     2,831.9
------------------------------------------------------------------------------------------------------------------------------------
      Gross capitalized costs ............    1,506.9      545.1        569.2     149.6     119.7     2,890.5     108.9     2,999.4
Accumulated depreciation,
  depletion, and amortization
    Unproved oil and gas properties ......      (55.0)     (15.3)         (.8)       --      (5.9)      (77.0)       --       (77.0)
    Proved oil and gas properties(2) .....   (1,136.1)    (239.5)      (331.5)     (3.8)   (100.4)   (1,811.3)     (4.4)   (1,815.7)
------------------------------------------------------------------------------------------------------------------------------------
Net capitalized costs                       $   315.8      290.3        236.9     145.8      13.4     1,002.2     104.5     1,106.7
====================================================================================================================================

1 Includes costs of $166.2 in 1995 and $107.5 in 1994 related to oil fields under development offshore Newfoundland.
2 Does not include reserve for dismantlement costs of $144.9 in 1995 and $138.9 in 1994.
3  Reclassified to conform to 1995 presentation.

SCHEDULE 4 - STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES(1)

------------------------------------------------------------------------------------------------------------------------------------
                                                                           United                United
(Millions of dollars)                                                      States   Canada(2)   Kingdom  Ecuador   Other      Total
------------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1995
FUTURE CASH INFLOWS ................................................     $1,525.3    691.2        824.3    391.2    10.4    3,442.4
FUTURE DEVELOPMENT COSTS ...........................................       (191.5)  (156.2)      (112.1)   (57.3)   --       (517.1)
FUTURE PRODUCTION AND ABANDONMENT COSTS ............................       (402.9)  (281.3)      (303.0)  (139.0)   (2.3)  (1,128.5)
FUTURE INCOME TAXES ................................................       (281.4)   (43.1)      (100.5)   (13.9)   (1.0)    (439.9)
------------------------------------------------------------------------------------------------------------------------------------
     FUTURE NET CASH FLOWS .........................................        649.5    210.6        308.7    181.0     7.1    1,356.9
10% ANNUAL DISCOUNT FOR ESTIMATED TIMING OF CASH FLOWS .............       (222.0)  (100.7)       (91.1)   (89.7)     .2     (503.3)
------------------------------------------------------------------------------------------------------------------------------------
     STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS            $  427.5    109.9        217.6     91.3     7.3      853.6
====================================================================================================================================

December 31, 1994
Future cash inflows ................................................     $1,071.3    714.4        453.5    387.2    21.1    2,647.5
Future development costs ...........................................       (160.2)  (204.1)       (25.8)   (68.7)   (1.8)    (460.6)
Future production and abandonment costs ............................       (358.7)  (301.5)      (233.9)  (118.2)   (1.8)  (1,014.1)
Future income taxes ................................................       (147.0)   (50.1)        11.8    (18.0)   (3.6)    (206.9)
------------------------------------------------------------------------------------------------------------------------------------
     Future net cash flows .........................................        405.4    158.7        205.6    182.3    13.9      965.9
10% annual discount for estimated timing of cash flows .............       (139.1)   (98.6)       (29.8)   (85.7)   (1.1)    (354.3)
------------------------------------------------------------------------------------------------------------------------------------
     Standardized measure of discounted future net cash flows            $  266.3     60.1        175.8     96.6    12.8      611.6
====================================================================================================================================

1  Excludes future net cash flows from synthetic oil.
2 Excludes future net cash flows attributable to 24.7 million barrels of crude oil to be added to proved reserves subsequent to start-up of production from the Hibernia oil field.



Following are the principal sources of change in the standardized measure of discounted future net cash flows for the years shown.

------------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars)                                                                            1995           1994           1993
------------------------------------------------------------------------------------------------------------------------------------
Net changes in prices, production costs, and development costs ....................           $  81.3         (225.7)        (282.6)
Sales and transfers of oil and gas produced, net of production costs ..............            (226.2)        (161.1)        (167.0)
Net change due to extensions, discoveries, and improved recovery ..................             298.1           86.1           47.8
Net change due to purchases and sales of minerals in place ........................               7.5           35.9           26.5
Development costs incurred during the period ......................................             132.8          173.9          150.6
Accretion of discount .............................................................              76.1           73.3           82.2
Revisions of previous quantity estimates ..........................................              25.4           46.3           53.4
Net change in income taxes ........................................................            (153.0)          53.6           53.8
------------------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) .....................................................             242.0           82.3          (35.3)
Standardized measure at January 1 .................................................             611.6          529.3          564.6
------------------------------------------------------------------------------------------------------------------------------------
Standardized measure at December 31                                                           $ 853.6          611.6          529.3
====================================================================================================================================

SCHEDULE 5 - COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION,
             AND DEVELOPMENT ACTIVITIES

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                       United                                    Synthetic
                                                United                   King-       Ecua-                 Sub-      Oil -
(Millions of dollars)                           States      Canada        dom         dor     Other      total      Canada     Total
------------------------------------------------------------------------------------------------------------------------------------
Property acquisition costs
  Unproved .................................     $ 7.0         3.0         .1         --         .2       10.3          --      10.3
  Proved ...................................       2.5         4.7         --         --         --        7.2          --       7.2
------------------------------------------------------------------------------------------------------------------------------------
    Total acquisition costs ................       9.5         7.7         .1         --         .2       17.5          --      17.5
Exploration costs ..........................      41.7         7.5        6.8         --        9.3       65.3          --      65.3
Development costs ..........................      20.0        76.8       25.6       17.6        1.6      141.6         7.3     148.9
------------------------------------------------------------------------------------------------------------------------------------
    Total capital expenditures                    71.2        92.0       32.5       17.6       11.1      224.4         7.3     231.7
------------------------------------------------------------------------------------------------------------------------------------
Charged to expense
  Dry hole expense .........................      25.9         2.9         .7         --        1.4       30.9          --      30.9
  Geophysical and other costs ..............       9.2         2.9        4.3         --        7.8       24.2          --      24.2
------------------------------------------------------------------------------------------------------------------------------------
    Total charged to expense                      35.1         5.8        5.0         --        9.2       55.1          --      55.1
------------------------------------------------------------------------------------------------------------------------------------
Expenditures capitalized                         $36.1        86.2       27.5       17.6        1.9      169.3         7.3     176.6
====================================================================================================================================

SCHEDULE 6 - RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                       United                                    Synthetic
                                                United                   King-       Ecua-                 Sub-      Oil -
(Millions of dollars)                           States      Canada        dom         dor     Other      total      Canada     Total
------------------------------------------------------------------------------------------------------------------------------------
Revenues
   Crude oil and natural gas liquids
     Transfers to consolidated operations ..     $67.8        45.7       20.9         --         --      134.4        34.9    169.3
     Sales to unaffiliated enterprises .....      14.4        22.6       71.7       25.9         --      134.6        20.8    155.4
   Natural gas .............................     112.8        14.5        9.8         --       11.3      148.4          --    148.4
------------------------------------------------------------------------------------------------------------------------------------
       Total oil and gas revenues ..........     195.0        82.8      102.4       25.9       11.3      417.4        55.7    473.1
Other operating ............................      10.6          --        8.4         .2         .6       19.8          .6     20.4
------------------------------------------------------------------------------------------------------------------------------------
       Total revenues                            205.6        82.8      110.8       26.1       11.9      437.2        56.3    493.5
------------------------------------------------------------------------------------------------------------------------------------
Costs and deductions
   Production costs .........................     53.5        27.0       36.1       11.6         .1      128.3        39.2    167.5
   Exploration expenses .....................     35.1         5.8        5.0         --        9.2       55.1          --     55.1
   Undeveloped lease amortization ...........      6.9         2.3         --         --        1.5       10.7          --     10.7
   Depreciation, depletion, and amortization.     89.7        21.9       50.4       10.7        5.3      178.0         4.7    182.7
   Impairment of long-lived assets ..........      9.2          --       38.5      100.0        2.6      150.3          --    150.3
   Selling and general expenses .............     14.1         5.6        3.5         .1        1.4       24.7          .1     24.8
------------------------------------------------------------------------------------------------------------------------------------
       Total costs and deductions                208.5        62.6      133.5      122.4       20.1      547.1        44.0    591.1
------------------------------------------------------------------------------------------------------------------------------------
                                                  (2.9)       20.2      (22.7)     (96.3)      (8.2)    (109.9)       12.3    (97.6)
Income tax provisions (benefits) ...........      (6.6)        6.3      (10.8)       1.0       (1.4)     (11.5)        4.5     (7.0)
------------------------------------------------------------------------------------------------------------------------------------
Results of operations*                          $  3.7        13.9      (11.9)     (97.3)      (6.8)     (98.4)        7.8    (90.6)
====================================================================================================================================

*Excludes corporate overhead and interest.

SCHEDULE 5 - COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION,
             AND DEVELOPMENT ACTIVITIES (Continued)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     1994*
------------------------------------------------------------------------------------------------------------------------------------
                                                                       United                                    Synthetic
                                                United                   King-       Ecua-                 Sub-      Oil -
(Millions of dollars)                           States      Canada        dom         dor     Other      total      Canada     Total
------------------------------------------------------------------------------------------------------------------------------------
Property acquisition costs
  Unproved .................................       6.8         2.5         --         --         --        9.3          --       9.3
  Proved ...................................        --        22.2        4.4         --         --       26.6          --      26.6
------------------------------------------------------------------------------------------------------------------------------------
    Total acquisition costs ................       6.8        24.7        4.4         --         --       35.9          --      35.9
Exploration costs ..........................      49.2        11.7       11.6         --        4.4       76.9          --      76.9
Development costs ..........................      23.4        68.7       18.2       52.8        5.1      168.2         5.3     173.5
-----------------------------------------------------------------------------------------------------------------------------------
    Total capital expenditures                    79.4       105.1       34.2       52.8        9.5      281.0         5.3     286.3
------------------------------------------------------------------------------------------------------------------------------------
Charged to expense
  Dry hole expense .........................      11.4         2.4        2.8         --         --       16.6          --      16.6
  Geophysical and other costs ..............       8.2         2.6        2.4         --        1.9       15.1          --      15.1
------------------------------------------------------------------------------------------------------------------------------------
    Total charged to expense                      19.6         5.0        5.2         --        1.9       31.7          --      31.7
------------------------------------------------------------------------------------------------------------------------------------
Expenditures capitalized                          59.8       100.1       29.0       52.8        7.6      249.3         5.3     254.6
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     1993*
------------------------------------------------------------------------------------------------------------------------------------
                                                                       United                                    Synthetic
                                                United                   King-       Ecua-                 Sub-      Oil -
(Millions of dollars)                           States      Canada        dom         dor     Other      total      Canada     Total
------------------------------------------------------------------------------------------------------------------------------------
Property acquisition costs
  Unproved .................................       2.2         1.9         --         --         .3        4.4          --       4.4
  Proved ...................................       1.4         5.0      144.3         --         --      150.7       109.0     259.7
------------------------------------------------------------------------------------------------------------------------------------
    Total acquisition costs ................       3.6         6.9      144.3         --         .3      155.1       109.0     264.1
Exploration costs ..........................      39.9         9.2        5.0         --        6.1       60.2          --      60.2
Development costs ..........................      49.4        52.7       26.0       67.7         --      195.8          --     195.8
------------------------------------------------------------------------------------------------------------------------------------
    Total capital expenditures                    92.9        68.8      175.3       67.7        6.4      411.1       109.0     520.1
------------------------------------------------------------------------------------------------------------------------------------
Charged to expense
  Dry hole expense .........................      15.2         2.4        (.5)        --        4.4       21.5          --      21.5
  Geophysical and other costs ..............       5.8         2.6        2.5         --        1.6       12.5          --      12.5
------------------------------------------------------------------------------------------------------------------------------------
    Total charged to expense                      21.0         5.0        2.0         --        6.0       34.0          --      34.0
------------------------------------------------------------------------------------------------------------------------------------
Expenditures capitalized                          71.9        63.8      173.3       67.7         .4      377.1       109.0     486.1
====================================================================================================================================

*Reclassified to conform to 1995 presentation.

SCHEDULE 6 - RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING
             ACTIVITIES (Continued)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     1994(1)
------------------------------------------------------------------------------------------------------------------------------------
                                                                       United                                    Synthetic
                                                United                   King-       Ecua-                 Sub-      Oil -
(Millions of dollars)                           States      Canada        dom         dor     Other      total      Canada     Total
------------------------------------------------------------------------------------------------------------------------------------
Revenues
   Crude oil and natural gas liquids
     Transfers to consolidated operations ..      60.3        27.7         --         --         --       88.0        30.6    118.6
     Sales to unaffiliated enterprises .....      13.4        26.5       77.8        7.9        5.9      131.5        22.1    153.6
   Natural gas .............................     136.1        19.7        9.0         --       11.7      176.5          --    176.5
------------------------------------------------------------------------------------------------------------------------------------
       Total oil and gas revenues ..........     209.8        73.9       86.8        7.9       17.6      396.0        52.7    448.7
   Other operating .........................       5.7          .5        3.5         --        (.7)       9.0          --      9.0
------------------------------------------------------------------------------------------------------------------------------------
       Total revenues                            215.5        74.4       90.3        7.9       16.9      405.0        52.7    457.7
------------------------------------------------------------------------------------------------------------------------------------
Costs and deductions
   Production costs ........................      55.5        24.3       32.1        5.9        4.3      122.1        40.0    162.1
   Exploration expenses ....................      19.6         5.0        5.2         --        1.9       31.7          --     31.7
   Undeveloped lease amortization ..........       8.2         2.8         --         --         --       11.0          --     11.0
   Depreciation, depletion, and amortization      93.1        19.9       38.5        3.8        1.0      156.3         5.2    161.5
   Impairment of long-lived assets .........        --          --         --         --         --         --          --       --
   Selling and general expenses ............      13.8         4.6        3.1         .1        1.3       22.9          .1     23.0
------------------------------------------------------------------------------------------------------------------------------------
       Total costs and deductions                190.2        56.6       78.9        9.8        8.5      344.0        45.3    389.3
------------------------------------------------------------------------------------------------------------------------------------
                                                  25.3        17.8       11.4       (1.9)       8.4       61.0         7.4     68.4
Income tax provisions (benefits) ...........       7.2         7.8       (1.0)        .5         --       14.5         2.3     16.8
------------------------------------------------------------------------------------------------------------------------------------
Results of operations(2)                          18.1        10.0       12.4       (2.4)       8.4       46.5         5.1     51.6
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     1993(1)
------------------------------------------------------------------------------------------------------------------------------------
                                                                       United                                    Synthetic
                                                United                   King-       Ecua-                 Sub-      Oil-
(Millions of dollars)                           States      Canada        dom         dor     Other      total      Canada     Total
------------------------------------------------------------------------------------------------------------------------------------
Revenues
   Crude oil and natural gas liquids
     Transfers to consolidated operations ..      65.1        27.0         --         --         --       92.1          --     92.1
     Sales to unaffiliated enterprises .....      16.6        27.1       38.4         --        8.0       90.1          --     90.1
   Natural gas .............................     165.8        16.4       11.0         --        9.2      202.4          --    202.4
------------------------------------------------------------------------------------------------------------------------------------
       Total oil and gas revenues ..........     247.5        70.5       49.4         --       17.2      384.6          --    384.6
   Other operating .........................       5.8          .9        2.2         --        (.6)       8.3          --      8.3
------------------------------------------------------------------------------------------------------------------------------------
       Total revenues                            253.3        71.4       51.6         --       16.6      392.9          --    392.9
------------------------------------------------------------------------------------------------------------------------------------
Costs and deductions
   Production costs ........................      58.1        25.4       20.7         --        9.7      113.9          --    113.9
   Exploration expenses ....................      21.0         5.0        2.0         --        6.0       34.0          --     34.0
   Undeveloped lease amortization ..........       8.9         2.5         --         --         .7       12.1          --     12.1
   Depreciation, depletion, and amortization      97.2        21.1       16.8         --        4.6      139.7          --    139.7
   Impairment of long-lived assets .........        --          --         --         --         --         --          --       --
   Selling and general expenses ............      14.3         5.7        3.3         .1        1.1       24.5          --     24.5
------------------------------------------------------------------------------------------------------------------------------------
       Total costs and deductions                199.5        59.7       42.8         .1       22.1      324.2          --    324.2
------------------------------------------------------------------------------------------------------------------------------------
                                                  53.8        11.7        8.8        (.1)      (5.5)      68.7          --     68.7
Income tax provisions (benefits) ...........      21.1         5.4       (9.1)        --         --       17.4          --     17.4
------------------------------------------------------------------------------------------------------------------------------------
Results of operations(2)                          32.7         6.3       17.9        (.1)      (5.5)      51.3          --     51.3
====================================================================================================================================

1 Reclassified to conform to 1995 presentation.
2 Excludes corporate overhead and interest.

STATISTICAL SUMMARY

------------------------------------------------------------------------------------------------------------------------------------
                                                                            1995        1994        1993       1992        1991
------------------------------------------------------------------------------------------------------------------------------------
EXPLORATION AND PRODUCTION
Net crude oil and condensate production - barrels a day
   United States.......................................................   12,772      12,503      12,864     12,586      12,565
   Canada - light oil..................................................    4,417       4,775       4,546      3,972       4,305
            heavy oil..................................................    8,864       6,840       7,449      5,366       4,744
            synthetic oil..............................................    8,832       9,065           -          -           -
   United Kingdom......................................................   14,588      13,389       6,342      5,931       7,607
   Ecuador.............................................................    5,274       1,967           -          -           -
   Other international.................................................      117       1,038       1,550      1,350       2,985
Net natural gas liquids production - barrels a day
   United States.......................................................      964         852         863        768         761
   Canada..............................................................      740         748         697        847         368
   United Kingdom......................................................      447         151           -          -         160
------------------------------------------------------------------------------------------------------------------------------------
     Total                                                                57,015      51,328      34,311     30,820      33,495
====================================================================================================================================

Net natural gas sold - thousands of cubic feet a day
   United States.......................................................  189,250     195,555     215,471    188,068     151,157
   Canada..............................................................   40,907      37,945      36,792     30,328      25,679
   United Kingdom......................................................   10,671      10,138      13,074     12,802       9,354
   Spain...............................................................   10,898      12,620       9,571     19,402      22,207
------------------------------------------------------------------------------------------------------------------------------------
     Total                                                               251,726     256,258     274,908    250,600     208,397
====================================================================================================================================

Total hydrocarbons produced - equivalent barrels(1) a day                 98,969      94,038      80,129     72,587      68,228
------------------------------------------------------------------------------------------------------------------------------------

Estimated net hydrocarbon reserves - million equivalent barrels(1, 2)      333.8       327.6       311.3      210.2       202.8
------------------------------------------------------------------------------------------------------------------------------------

Weighted average sales prices(3)
   Crude oil and condensate - dollars a barrel
     United States.....................................................   $16.61       15.36       16.60      18.85       19.80
     Canada(4) - light oil.............................................    16.45       14.61       15.01      16.69       17.47
                 heavy oil.............................................    12.10       10.56        9.84      11.02        9.09
                 synthetic oil.........................................    17.28       15.92           -          -           -
     United Kingdom....................................................    16.96       15.77       16.63      18.86       19.86
     Ecuador...........................................................    13.03       12.07           -          -           -
     Other international...............................................    15.12       14.80       14.14      18.85       16.57
   Natural gas liquids - dollars a barrel
     United States.....................................................    12.62       12.19       13.36      14.71       15.65
     Canada(4).........................................................     9.70        9.21        9.59       9.74       13.91
     United Kingdom....................................................    13.99       12.16           -          -       15.35
   Natural gas - dollars a thousand cubic feet
     United States.....................................................     1.64        1.91        2.10       1.75        1.62
     Canada(4).........................................................      .97        1.42        1.22       1.01        1.12
     United Kingdom(4).................................................     2.53        2.43        2.31       2.86        3.00
     Spain(4)..........................................................     2.88        2.55        2.64       2.58        2.87
------------------------------------------------------------------------------------------------------------------------------------

Net wells completed
   Oil wells - United States...........................................      3.0         2.6         3.0        4.9         5.7
               Canada..................................................     29.6        20.7        24.3       19.1        10.0
               Other...................................................      3.7         2.7         2.0         .3          .4
   Gas wells - United States...........................................      3.6         4.0         8.5        5.1         9.4
               Canada..................................................      2.3        14.5         4.1        2.4         1.4
               Other...................................................       .2          .4           -         .5          .5
   Dry holes - United States...........................................      1.9         4.1         6.5        5.2         5.9
               Canada..................................................      5.9         6.5         6.9        2.6         6.9
               Other...................................................       .6          .5          .6        2.0         1.4
------------------------------------------------------------------------------------------------------------------------------------
       Total                                                                50.8        56.0        55.9       42.1        41.6
====================================================================================================================================

Net undeveloped acreage - thousands of acres(2)                           13,107      12,218       9,306      8,389      10,114
====================================================================================================================================

1  Natural gas converted on an energy equivalent basis of 6:1.
2  At December 31.
3 Includes intracompany and affiliated company transfers at market prices. 4 U.S. dollar equivalent.

------------------------------------------------------------------------------------------------------------------------------------
                                                                            1995        1994        1993       1992        1991
------------------------------------------------------------------------------------------------------------------------------------
REFINING
Crude capacity* of refineries - barrels per stream day                   167,400     167,400     167,400    167,400     167,400
------------------------------------------------------------------------------------------------------------------------------------
Inputs/yields at refineries - barrels a day
   Crude - Meraux, Louisiana...........................................   91,940      78,252      78,732     80,842      75,059
           Superior, Wisconsin.........................................   33,217      30,592      30,358     26,207      26,916
           Milford Haven, Wales........................................   30,346      32,038      27,991     24,245      25,969
   Other feedstocks....................................................    8,280       8,731      10,350     12,857      11,310
------------------------------------------------------------------------------------------------------------------------------------
     Total inputs                                                        163,783     149,613     147,431    144,151     139,254
====================================================================================================================================
   Gasoline............................................................   73,964      67,746      66,460     67,710      60,491
   Kerosine............................................................   15,113      16,989      16,024     13,338      15,662
   Diesel and home heating oils........................................   39,351      35,553      34,356     32,848      32,055
   Residuals...........................................................   19,641      15,444      16,441     18,474      17,237
   Asphalt, LPG, and other.............................................   10,158      10,077       9,627      7,133       9,838
   Fuel and loss.......................................................    5,556       3,804       4,523      4,648       3,971
------------------------------------------------------------------------------------------------------------------------------------
     Total yields                                                        163,783     149,613     147,431    144,151     139,254
====================================================================================================================================

Average cost of crude inputs to refineries - dollars a barrel
   United States.......................................................   $17.34       15.81       16.81      18.93       19.72
   United Kingdom......................................................    17.59       16.32       17.44      19.84       20.74
====================================================================================================================================

MARKETING
Products sold - barrels a day
   United States - Gasoline............................................   63,364      60,327      61,577     59,128      50,075
                   Kerosine............................................    9,945      11,911      11,682     10,855      12,156
                   Diesel and home heating oils........................   33,495      30,172      29,252     26,446      24,626
                   Residuals...........................................   14,775      10,454      11,812     12,339      11,926
                   Asphalt, LPG, and other.............................    8,815       7,754       6,519      5,611       5,228
------------------------------------------------------------------------------------------------------------------------------------
                                                                         130,394     120,618     120,842    114,379     104,011
------------------------------------------------------------------------------------------------------------------------------------
   United Kingdom - Gasoline...........................................   14,277      16,601      13,270     13,549      13,030
                    Kerosine...........................................    4,387       6,044       4,660      2,724       3,147
                    Diesel and home heating oils.......................    6,647       9,200       7,525      7,112       7,593
                    Residuals..........................................    4,993       5,157       5,068      6,245       5,383
                    LPG and other......................................      930       3,264       1,996      1,861       4,213
------------------------------------------------------------------------------------------------------------------------------------
                                                                          31,234      40,266      32,519     31,491      33,366
------------------------------------------------------------------------------------------------------------------------------------
   Canada                                                                    283         246         234        172         129
------------------------------------------------------------------------------------------------------------------------------------
     Total products sold                                                 161,911     161,130     153,595    146,042     137,506
====================================================================================================================================

Average gross margin on products sold - dollars a barrel
   United States.......................................................   $  .46        1.07         .82        .48        1.59
   United Kingdom......................................................     2.26        2.17        3.08       2.67        3.52
------------------------------------------------------------------------------------------------------------------------------------

Branded retail outlets*
   United States.......................................................      514         588         606        643         622
   United Kingdom......................................................      465         470         428        391         370
   Canada..............................................................        7           8           8          7           6
====================================================================================================================================

TRANSPORTATION
Pipeline throughputs of crude oil - barrels a day - Canada               173,720     159,517     151,722    118,050      90,660
====================================================================================================================================

* At December 31.

------------------------------------------------------------------------------------------------------------------------------------
                                                                            1995        1994        1993       1992        1991
------------------------------------------------------------------------------------------------------------------------------------
FARM, TIMBER, AND REAL ESTATE
Acres owned(1) - Farmland............................................     36,000      36,000      36,000     36,000      36,000
                 Timberland..........................................    341,000     341,000     341,000    342,000     341,000
                 Real estate.........................................      9,000      10,000      10,000     10,000      10,000
------------------------------------------------------------------------------------------------------------------------------------

Acres harvested
   Cotton............................................................      4,263       3,972       4,839      4,518       4,099
   Soybeans..........................................................     14,695      14,318      14,863     12,798      15,584
   Wheat.............................................................      2,787       1,405       1,482      1,209       6,391
   Corn .............................................................      5,340       5,567       3,717      4,586       4,162
   Rice .............................................................        502         491         330        622       1,019
------------------------------------------------------------------------------------------------------------------------------------

Yields per acre
   Cotton - pounds...................................................        749         883         661        831         969
   Soybeans - bushels................................................         27          40          24         39          30
   Wheat - bushels...................................................         41          59          40         59          21
   Corn - bushels....................................................         86         113          70        118          87
   Rice - bushels....................................................         91         124         107        107         112
------------------------------------------------------------------------------------------------------------------------------------

Estimated standing pine timber inventories(1)
   Sawtimber - MBF-DS (thousand board feet - Doyle scale)............    765,000     812,000     810,000    805,000     766,000
   Pulpwood - cords..................................................  1,180,000     991,000     963,000    940,000     989,000
------------------------------------------------------------------------------------------------------------------------------------

Company-owned pine timber harvested
   Average sawtimber price(2) - dollars an MBF-DS....................    $   406         372         310        274         202
   Sawtimber - MBF-DS................................................     35,736      40,616      37,635     30,177      32,956
   Pulpwood - cords..................................................     12,799      12,988      12,536      8,767      15,038
------------------------------------------------------------------------------------------------------------------------------------

Sawmills
   Production
     Finished lumber - MBF (thousand board feet).....................    140,555     136,713     112,365    101,203      92,846
     Pine chips - tons...............................................    224,148     227,506     193,618    236,180     229,105
     Annual capacity(1) - MBF........................................    165,000     165,000     122,600    100,100     100,100
   Sales of finished lumber
     MBF.............................................................    140,549     138,377     115,136    105,619      95,024
     Average price - dollars an MBF..................................    $   318         363         335        259         215
     Average margin - dollars an MBF.................................         12          87          82         34          13
------------------------------------------------------------------------------------------------------------------------------------

Real estate
   Residential lots sold.............................................         53          99         147        120          98
     Average price - dollars a lot...................................    $46,200      60,400      48,200     53,200      49,700
   Commercial acres sold.............................................         --          --          --         --          17
     Average price - dollars an acre.................................    $    --          --          --         --      32,700
====================================================================================================================================

STOCKHOLDER AND EMPLOYEE DATA
Common shares outstanding(1) (thousands).............................     44,833      44,832      44,808     44,844      44,966
Number of stockholders of record(1)..................................      4,873       4,778       5,265      6,522       5,826
Number of employees(1)...............................................      1,794       1,767       1,803      1,787       3,991
Average number of employees..........................................      1,786       1,778       1,787      1,857       4,001
Salaries, wages, and benefits (thousands)............................    $96,035      93,216      90,734     92,486     166,883
====================================================================================================================================

1  At December 31.
2  Includes intracompany transfers at market prices.

                    MURPHY OIL CORPORATION - CIK 0000717423

                  Appendix to Electronically Filed Exhibit 13
    (1995 Annual Report to Security Holders, Which is Incorporated in This
                                  Form 10-K)
        Providing a Narrative of Graphic and Image Material Appearing on
                       Pages 4 Through 50 of Paper Format

Exhibit 13
 Page No.   Map Narrative
----------  -------------

   5     Gulf of Mexico - The locations and areal extent of acreage under lease by the Company in the Gulf of Mexico (offshore Texas, Louisiana, Mississippi, Alabama, and Florida) are shown. Additionally, each lease is categorized as either: (1) producing or producible; (2) discovery--commerciality to be determined/facilities to be installed;
           (3) unexplored, dry hole(s), or noncommercial shows; or (4) unexplored--acquired in 1995.

   7     Canada - The locations and areal extent of acreage under lease by the
           Company in British Columbia, Alberta, Saskatchewan, and Manitoba are shown. Additionally, specific areas of production are identified along with the types of production--natural gas, light oil, heavy oil, and oil sands.

   8     Offshore Eastern Canada - Depicted are the locations in the
           North Atlantic Ocean east of Newfoundland of the Hibernia and Terra Nova oil fields, in which the Company holds interests, and the location where the production platform for the Hibernia field is being constructed. Also depicted is an exploration license that the Company acquired in 1995 in the Jeanne d'Arc Basin, midway between the Hibernia and Terra Nova fields.

   9     North Sea - The locations and areal extent of producing and nonproducing acreage under license by the Company, primarily in the U.K. sector of the North Sea, are shown. Blocks on which the Company has significant oil and/or natural gas production, or significant ongoing development projects, are specifically identified.

   12    Pakistan - The location and areal extent of two separate
           exploration concessions located in Pakistan are shown. One concession, acquired in 1995 in the Middle Indus Basin, includes three blocks covering 4.4 million acres. Operations in the 6.7-million-acre Kharan concession in western Pakistan remain suspended under force majeure.

   15    United States - The locations of the Company's refineries in Superior,
           Wisconsin, and Meraux, Louisiana, are shown along with a depiction of the predominant routes and means of moving crude oil to the refineries, the routes and means of moving finished products from the refineries into marketing areas, the terminal facilities used to store and/or distribute products to wholesalers and consumers, and the areal extent of the Company's marketing territories in 11 states in the Southeast and four states in the upper-Midwest.

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)

Exhibit 13
 Page No.   Map Narrative (Continued)
----------  -------------

   16    United Kingdom - The Company's jointly owned refinery in Milford Haven,
           Wales, is shown along with a depiction of the normal route and means of moving crude oil to the refinery, the routes and means of moving finished products from the refinery into U.K. marketing areas, locations of the terminal facilities used to store and/or distribute products to wholesalers and consumers, and the areal extent of the Company's marketing territory, which covers most of England and southern Wales.

   17    Western Crude Oil Pipeline Systems - The locations are shown in southern Alberta and Saskatchewan of major Canadian crude oil pipelines and two pipeline systems that are partially owned and operated by the Company and deliver heavy oil into one of the major pipelines. In addition, the locations are shown of two pipelines owned by the Company that transport crude oil to the U.S. border for further movement to refining centers in Montana, Wyoming, and Colorado through pipelines owned by others and a pipeline system in Montana and Wyoming in which the Company has an ownership.


         Picture/Schematic Narrative
         ---------------------------

   6     An aerial view is shown of a semi-submersible drilling barge in the Gulf of Mexico on location at Viosca Knoll Block 783, where the Company holds a 30-percent interest in the Tahoe field. After a lengthy performance evaluation of the first well in the field and interpretation of additional 3-D seismic information, the Company is now engaged in a drilling program to bring additional production from the field on stream by the fourth quarter of 1996.

   8     A view is shown at Bull Arm, Newfoundland, depicting topside modules for the Hibernia oil field being assembled on a pier. After assembly is completed in the spring of 1997, the modules are to be mounted on a concrete and steel Gravity Base Structure, which is being constructed nearby. The completed 735-feet tall, 650,000-ton structure will be towed at mid-year 1997 to the field, which is approximately 200 miles east of St. John's, Newfoundland.

   10    A schematic drawing depicts a recently approved production plan for seven fields in the U.K. North Sea; the fields are known collectively as the Eastern Trough Area Project. The drawing is a cut-away view from the ocean surface, through the ocean floor, and into the subsurface hydrocarbon formations of the fields. Murphy has a 12.7-percent ownership interest in two of the fields--Mungo and Monan, which are expected to reach peak gross production of 65,000 barrels of oil a day in 1999.

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)

Exhibit 13
 Page No.   Picture/Schematic Narrative (Continued)
----------  ---------------------------

   11    A schematic drawing depicts the proposed development of the
           Schiehallion field on Blocks 204/20 and 204/25, located west of the Shetland Islands. The drawing is a cut-away view from the ocean surface, through the ocean floor, and into the subsurface hydrocarbon formation. Development of Schiehallion, in which the Company owns a 5.9-percent interest, is expected to begin in the second quarter of 1996, with first production in late 1997 or early 1998.

   14    A view at dusk is shown from the eastern edge of the Company's
           100,000-barrel-a-day refinery at Meraux, Louisiana; the refinery established a new record of 91,940 barrels of crude processed per day during 1995.

   15    An outside view of a U.S. convenience store is shown as an example of the Company's newly introduced retail service station design.

   16    A view is shown of the installation of the reactor vessel for a high-pressure distillate hydrotreater unit being built at the 30-percent owned Milford Haven, Wales, refinery. The hydrotreater unit is expected to be commissioned in late 1996 and will enable the refinery to make low-sulfur diesel fuel.

   17    Company-owned trucking equipment is shown in front of several crude oil storage tanks at the Milk River, Alberta, terminal operated by the Company. The terminal serves as a crude handling location for the Milk River Pipeline, one of two Company-operated pipelines that carry Canadian crude oil to the U.S. border, from which it moves by other pipelines to Rocky Mountain area refineries.

   18    Two Deltic Farm & Timber employees are shown taking growth rate measurements in a Company-owned pine forest. These measurements are used to make growth rate predictions for similar pine forest tracts.

   19    An aerial view is shown of the highly rated golf course and certain surrounding single-family residences within the Chenal Valley development in western Little Rock, Arkansas.


         Graph Narrative
         ---------------

   4     INCOME CONTRIBUTION* - EXPLORATION AND PRODUCTION
           Scale - 0 to 50 (millions of dollars).
                                         1991  1992  1993  1994  1995
                                         ----  ----  ----  ----  ----
           Income*                       23.4  35.9  36.9  45.2  29.5
                                         ====  ====  ====  ====  ====
              *Before unusual or infrequently occurring items.
           This is a vertical bar graph with each year's value printed above the appropriate bar.

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)

Exhibit 13
 Page No.   Graph Narrative (Continued)
----------  ---------------

     4            CAPITAL EXPENDITURES - EXPLORATION AND PRODUCTION
                    Scale - 0 to 600 (millions of dollars).

                                                                     1991   1992   1993   1994   1995
                                                                     -----  -----  -----  -----  -----
                    Proved Property Acquisitions
                     (top)                                              .3   13.9  259.7   26.6    7.2
                    Development Costs                                 45.7   36.8  195.8  173.5  148.9
                    Exploration Costs (bottom)                       102.0   87.4   64.6   86.2   75.6
                                                                     -----  -----  -----  -----  -----
                       Totals                                        148.0  138.1  520.1  286.3  231.7
                                                                     =====  =====  =====  =====  =====

                    This is a stacked vertical bar graph with each year's total printed above the appropriate bar.

     4            NET HYDROCARBONS PRODUCTION
                    Scale 0 to 120 (thousands of barrels a day on an energy equivalent basis).

                                                                   1991     1992   1993   1994   1995
                                                                   -----    -----  -----  -----  -----
                    Other International (top)                        6.7      4.6    3.2    5.1    7.2
                    United Kingdom                                   9.3      8.1    8.5   15.2   16.8
                    Canada                                          13.7     15.2   18.8   27.8   29.7
                    United States (bottom)                          38.5     44.7   49.6   45.9   45.3
                                                                   -----    -----  -----  -----  -----
                       Totals                                       68.2     72.6   80.1   94.0   99.0
                                                                   =====    =====  =====  =====  =====

                    This is a stacked vertical bar graph with each year's total printed above the appropriate bar.

     6            CRUDE OIL AND NGL PRODUCTION
                    Scale 0 to 70 (thousands of barrels a day).

                                                                   1991     1992   1993   1994   1995
                                                                   -----    -----  -----  -----  -----
                    Other International (top)                        3.0      1.3    1.6    3.0    5.4
                    United Kingdom                                   7.8      5.9    6.3   13.5   15.0
                    Canada - Synthetic Oil                             -        -      -    9.1    8.9
                    Canada - Other Oil                               9.4     10.2   12.7   12.4   14.0
                    United States (bottom)                          13.3     13.4   13.7   13.3   13.7
                                                                   -----    -----  -----  -----  -----
                      Totals                                        33.5     30.8   34.3   51.3   57.0
                                                                   =====    =====  =====  =====  =====

                   This is a stacked vertical bar graph with each year's total printed above the appropriate bar.

     6            NATURAL GAS SALES
                    Scale 0 to 320 (millions of cubic feet a day).

                                                                   1991     1992   1993   1994   1995
                                                                   -----    -----  -----  -----  -----
                    Spain (top)                                     22.2     19.4    9.5   12.6   10.9
                    United Kingdom                                   9.3     12.8   13.1   10.1   10.7
                    Canada                                          25.7     30.3   36.8   38.0   40.9
                    United States (bottom)                         151.2    188.1  215.5  195.6  189.2
                                                                   -----    -----  -----  -----  -----
                      Totals                                       208.4    250.6  274.9  256.3  251.7
                                                                   =====    =====  =====  =====  =====

                   This is a stacked vertical bar graph with each year's total printed above the appropriate bar.

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)

Exhibit 13
 Page No.   Graph Narrative (Continued)
----------  ---------------

     13           INCOME CONTRIBUTION* - REFINING, MARKETING, AND TRANSPORTATION
                    Scale 0 to 50 (millions of dollars).

                                                                   1991     1992   1993   1994   1995
                                                                   -----    -----  -----  -----  -----
                    Income*                                         43.3      8.0   31.5   30.2    2.0
                                                                   =====    =====  =====  =====  =====

                         *Before unusual or infrequently occurring items.
                   This is a vertical bar graph with each year's value printed above the appropriate bar.

     13           CAPITAL EXPENDITURES - REFINING, MARKETING, AND TRANSPORTATION
                    Scale 0 to 120 (millions of dollars).

                                                                   1991     1992   1993   1994   1995
                                                                   -----    -----  -----  -----  -----
                    Transportation (top)                             3.3      6.0    3.6    3.2    3.5
                    Marketing                                       15.2     14.1   16.9   17.0    9.2
                    Refining (bottom)                               44.6     48.0   66.4   74.5   40.9
                                                                    ----     ----   ----   ----   ----
                       Totals                                       63.1     68.1   86.9   94.7   53.6
                                                                    ====     ====   ====   ====   ====

                   This is a stacked vertical bar graph with each year's total printed above the appropriate bar.

     13           REFINED PRODUCTS SOLD
                    Scale 0 to 200 (thousands of barrels a day).

                                                                   1991     1992   1993   1994   1995
                                                                   -----    -----  -----  -----  -----
                    United Kingdom (top)                            33.4     31.5   32.5   40.3   31.2
                    United States (bottom)                         104.1    114.5  121.1  120.8  130.7
                                                                   -----    -----  -----  -----  -----
                      Totals                                       137.5    146.0  153.6  161.1  161.9
                                                                   =====   ======  =====  =====  =====

                   This is a stacked vertical bar graph with each year's total printed above the appropriate bar.

     17           CANADIAN PIPELINE THROUGHPUTS
                    Scale 0 to 200 (thousands of barrels a day).

                                                                   1991     1992   1993   1994   1995
                                                                   -----    -----  -----  -----  -----

                    Throughputs                                     90.7    118.1  151.7  159.5  173.7
                                                                    ====    =====  =====  =====  =====

                    This is a vertical bar graph with each year's value printed above the appropriate bar.

     18           INCOME CONTRIBUTION - FARM, TIMBER, AND REAL ESTATE
                    Scale 0 to 20 (millions of dollars).

                                                                   1991     1992   1993   1994   1995
                                                                   -----    -----  -----  -----  -----
                    Income                                           4.8      8.4   13.1   17.5    9.0
                                                                     ===      ===   ====   ====    ===

                   This is a vertical bar graph with each year's value printed above the appropriate bar.

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)

Exhibit 13
 Page No.   Graph Narrative (Continued)
----------  ---------------

     18 CAPITAL EXPENDITURES - FARM, TIMBER, AND REAL ESTATE Scale 0 to 14 (millions of dollars).

                                                                   1991     1992   1993   1994   1995
                                                                   -----    -----  -----  -----  -----
                    Capital Expenditures                           2.9      6.0    9.7    11.4   9.1
                                                                   ===      ===    ===    ====   ===

                   This is a vertical bar graph with each year's value printed above the appropriate bar.

     18             SALES OF FINISHED LUMBER
                    Scale 0 to 160 (millions of board feet).

                                                                   1991     1992   1993   1994   1995
                                                                   -----    -----  -----  -----  -----
                    Lumber Sales                                   95.0     105.6  115.1  138.4  140.5
                                                                   ====     =====  =====  =====  =====

                   This is a vertical bar graph with each year's value printed above the appropriate bar.

     20             INCOME EXCLUDING UNUSUAL ITEMS
                    Scale 0 to 100 (millions of dollars).

                                                                   1991     1992   1993   1994   1995
                                                                   -----    -----  -----  -----  -----
                    Income Excluding Unusual Items                 57.7     54.9   76.4   86.3   33.4
                                                                   ====     ====   ====   ====   ====

                   This is a vertical bar graph with each year's value printed above the appropriate bar.

     20             NET CASH PROVIDED BY OPERATING ACTIVITIES
                    Scale 0 to 420 (millions of dollars).

                                                                   1991     1992   1993   1994   1995
                                                                   -----    -----  -----  -----  -----
                    Cash Provided                                  213.6    284.2  363.0  337.3  322.9
                                                                   =====    =====  =====  =====  =====

                   This is a vertical bar graph with each year's value printed above the appropriate bar.

     20             STOCKHOLDERS' EQUITY AT YEAR-END
                    Scale 0 to 1,500 (millions of dollars).

                                                                   1991     1992   1993   1994   1995
                                                                   -----    -----  -----  -----  -----
                    Stockholders' Equity                           1,201    1,200  1,222  1,271  1,101
                                                                   =====    =====  =====  =====  =====

                   This is a vertical bar graph with each year's value printed above the appropriate bar.

     21             INCOME CONTRIBUTION BY OPERATING FUNCTION*
                    Scale 0 to 120 (millions of dollars).

                                                                   1993   1994   1995
                                                                   -----  -----  -----
                    Farm, Timber, and Real Estate (top)            13.1   17.5    9.0
                    Refining, Marketing, and Transportation        31.5   30.2    2.0
                    Exploration and Production (bottom)            36.9   45.2   29.5
                                                                   ----   ----   ----
                       Totals                                      81.5   92.9   40.5
                                                                   ====   ====   ====

                         *Excludes Corporate and unusual or infrequently
                          occurring items.

                   This is a stacked vertical bar graph with the value for each element printed within or beside the element.

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)

Exhibit 13
 Page No.   Graph Narrative (Continued)
----------  ---------------

     22             RANGE OF U.S. CRUDE OIL SALES PRICES
                      Scale 10 to 20 (dollars a barrel).

                                                                  1993   1994   1995
                                                                  -----  -----  -----
                      High Monthly Crude Oil Price (top of bar)   18.42  17.58  18.06
                      Average Crude Oil Price (colored line)      16.60  15.36  16.61
                      Low Monthly Crude Oil Price (bottom of bar) 12.52  12.71  15.42

                   This is a floating vertical bar graph with a contrasting-color line between the top and bottom each year and highs printed above bars, averages printed above colored lines, and lows printed below bars.

     22             RANGE OF U.S. NATURAL GAS SALES PRICES
                    Scale 1.25 to 2.75 (dollars a thousand cubic feet).

                                                                  1993   1994   1995
                                                                  -----  -----  -----
                    High Monthly Natural Gas Price (top of bar)   2.51   2.40   2.45
                    Average Natural Gas Price (colored line)      2.10   1.91   1.64
                    Low Monthly Natural Gas Price (bottom of bar) 1.63   1.42   1.39

                   This is a floating vertical bar graph with a contrasting-color line between the top and bottom each year and highs printed above bars, averages printed above colored lines, and lows printed below bars.

     23             EXPLORATION EXPENSES
                    Scale 0 to 75 (millions of dollars).

                                                                  1993   1994   1995
                                                                  -----  -----  -----
                    Undeveloped Lease Amortization (top)          12.1   11.0   10.7
                    Geological, Geophysical, and Other Costs      12.5   15.1   24.2
                    Dry Hole Costs (bottom)                       21.5   16.6   30.9
                                                                  ----   ----   ----
                       Totals                                     46.1   42.7   65.8
                                                                  ====   ====   ====

                   This is a stacked vertical bar graph with each year's total printed above the appropriate bar.

     24             AVERAGE SAWMILL MARGIN
                    Scale 0 to 100 (dollars a thousand board feet).

                                                                  1993   1994   1995
                                                                  -----  -----  -----
                    Average Margin                                82     87     12
                                                                  ==     ==     ==

                   This is a vertical bar graph with each year's value printed above the appropriate bar.

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)

Exhibit 13
 Page No.   Graph Narrative (Continued)
----------  ---------------

     25             CAPITAL EXPENDITURES IN 1995
                    Scale 0 to 350 (millions of dollars).

                                                                                   Percent
                                                                                   -------
                    Other - $1.9 (top)                                                   1
                    Farm, Timber, and Real Estate - $9.1                                 3
                    Refining, Marketing, and Transportation - $53.6                     18
                    Exploration and Production - $231.7 (bottom)                        78


                   This is a stacked vertical bar graph with a line from each component to its respective percentage and "Total - $296.3" printed below graph.

     43             ESTIMATED NET PROVED OIL RESERVES
                    Scale 0 to 250 (millions of barrels).


                                                                   1991     1992   1993   1994   1995
                                                                   ----     ----   ----   ----   ----

                    Other International (top)                        .2    1.8      1.9      -      -
                    Ecuador                                        33.5   35.6     33.6   35.0   29.6
                    United Kingdom                                 14.7   13.1     26.7   24.5   40.0
                    Canada                                         21.8   22.3    120.2  136.3  132.5
                    United States (bottom)                         22.8   23.2     20.0   24.5   24.6
                                                                   ----   ----    -----  -----  -----
                       Totals                                      93.0   96.0    202.4  220.3  226.7
                                                                   ====   ====    =====  =====  =====

                    This is a stacked vertical bar graph with each year's total printed above the appropriate bar.

     43             ESTIMATED NET PROVED GAS RESERVES
                    Scale 0 to 800 (billions of cubic feet).


                                                                      1991   1992     1993   1994   1995
                                                                      -----  -----    -----  -----  -----
                    Spain (top)                                        16.6    4.1     10.6    7.2    3.8
                    United Kingdom                                     41.1   35.4     31.2   29.6   47.4
                    Canada                                            204.9  200.4    182.7  176.7  160.1
                    United States (bottom)                            396.2  445.4    429.0  430.1  431.5
                                                                      -----  -----    -----  -----  -----
                       Totals                                         658.8  685.3    653.5  643.6  642.8
                                                                      =====  =====    =====  =====  =====

                   This is a stacked vertical bar graph with each year's total printed above the appropriate bar.

     43             ESTIMATED NET PROVED HYDROCARBON RESERVES
                      Scale 0 to 400 (millions of barrels on an energy equivalent basis).


                                                                   1991     1992   1993   1994   1995
                                                                   ----     ----   ----   ----   ----
                    Other International (top)                       36.5   38.1     37.2   36.2   30.2
                    United Kingdom                                  21.5   19.0     31.9   29.4   47.9
                    Canada                                          56.0   55.7    150.7  165.8  159.2
                    United States (bottom)                          88.8   97.4     91.5   96.2   96.5
                                                                   -----  -----    -----  -----  -----
                       Totals                                      202.8  210.2    311.3  327.6  333.8
                                                                   =====  =====    =====  =====  =====


                   This is a stacked vertical bar graph with each year's total printed above the appropriate bar.