Form 10-K, Exhibit 13
period 1996-12-31
MURPHY OIL CORP /DE
filed 1997-03-27
CIK 717423

                                                        EXHIBIT 13 FOR 1996 10-K

LETTER TO THE SHAREHOLDERS
--------------------------------------------------------------------------------
[PICTURE APPEARS HERE]


    "All of us at Murphy Oil know that we have an obligation to increase shareholder value by profitably finding and producing oil and gas. We also know that we must secure the shareholders' and Murphy's future by managing the Company's environmental, regulatory, and civic responsibilities in a manner that earns respect and expands options.

    "We met both of those obligations in 1996, and as a result the news is good. As we move confidently into 1997, an active exploration program is under way, production is up and headed higher, while production costs are low and headed lower. In short, we are very pleased with the Company's 1996 performance and are excited about the future. I am delighted that we can share this success with all of our loyal shareholders."
                                                       Claiborne P. Deming



DEAR FELLOW SHAREHOLDER:

    Murphy Oil Corporation earned $103.8 million, $2.31 a share, from continuing operating activities in 1996. When discontinued operations are included, which provides a better historical perspective, income rises to $117.8 million, $2.62 a share. Special items, primarily the sale of high-cost onshore producing properties, brought the total for the year to $137.9 million, $3.07 a share. This performance compares to $33.4 million, $.75 a share, of operating income and a net loss, after special items, of $118.6 million, $2.64 a share, in 1995. This is clearly a turnaround, but the numbers, while indicative, do not reveal the whole story. Our Company changed during 1996 and changed for the better.

    Naturally, the most far-reaching event during the year was the spin-off of the Company's timber, farm, and real estate operations to Murphy's shareholders. The tremendous and surging value of our extensive southern pine forests was simply not being realized. In essence, the Company had a fine timber company hidden within its oil and gas assets. Treating shareholders as business partners, we distributed these assets so that each shareholder received a separately traded, market-valued security that can be held or sold depending upon individual preference.

    Perhaps the most quietly significant event in 1996 was the continued successful evolution of our exploration efforts. Your Company exposed $109.6 million in exploratory drilling capital and only recorded $28.5 million in dry hole costs. Meaningful discoveries were made in the Gulf of Mexico at West Cameron Block 631 (60%), West Cameron Block 521 (50%), Eugene Island Block 322 (50%), and Destin Dome Block 57 (33%). In addition, the Company's second well in Block 04/36 (45%) Bohai Bay, China tested at a combined rate in excess of 6,000 barrels of oil a day from two zones. A delineation well is now drilling, and a second delineation well is planned later in 1997.

    Our goal is to turn our exploration and production efforts into a "prospect-generating machine." Whereas once we were known more as a "long-ball hitter," our explorers now generate prospects across the entire risk and size spectrum--low, medium, and high. Success no longer depends upon the outcome of any one well, rather we drill a large number of exploratory wells incorporating the latest technology and thus spreading and concurrently lessening risk. The exploration program, not its component parts, becomes the investment vehicle.

     Murphy has a natural advantage in this endeavor. The bulk of our drilling funds are invested in three of the premier oil and natural gas basins in the world--the U.S. Gulf of Mexico, the Canadian Western Sedimentary Basin, and the U.K. Outer Continental Shelf. The combination of prospectivity, attractive fiscal regime, and established infrastructure makes each of these areas the industry's preferred geography. No other oil and gas company in our "weight-class" has this spread and can truly call these three prolific basins "core areas," and this position is complemented by our emerging core area, offshore eastern Canada, where the Hibernia and Terra Nova projects provide opportunities for follow-on exploration. Further depth and breadth is added by an expanded international frontier program. Tranche A (25%) in the North Falklands Basin, offshore the Falkland Islands, was acquired and seismic operations are under way. Other foreign concessions are close to the signing stage.

     One of the more robust production profiles in the oil and gas business provides our Company with the source for future cash flow and growth. Due to a combination of discoveries and well-timed acquisitions, our Company's production increases each year through the turn of the century. What are the sources of the new production? The bulk of the increase in 1997 comes from the aforementioned Gulf of Mexico discoveries in addition to Phase II start-up of the deepwater gas field Tahoe (30%). The counter-cyclical acquisition in 1993 of the 615-million-barrel Hibernia field (6.5%) begins paying dividends in 1998. The field starts up in the fourth quarter of 1997 and ramps up throughout 1998 before reaching its 135,000-barrel-a-day plateau in 1999. Also in 1998, two low-cost U.K. oil discoveries--Schiehallion (5.9%), West of the Shetland Islands, and Mungo/Monan (12.7%), in the Central Graben--commence production and reach plateau rates in 1999. The Terra Nova field (12%), 20 miles from Hibernia, should receive project sanction in 1997. First oil will flow no later than 2001.

    Equally as important as the increase in production volume is the reduced cost of Murphy's production mix. From a 1995 base of $8.60 a barrel of combined capital and operating costs in the U.S., 1996 dropped to $7.70, and 1997 is forecast to be $6.80. Worldwide, the numbers are a bit higher because we are more of an oil company outside the U.S. and oil is more expensive to produce. Nonetheless, from a 1995 base of $9.70 a barrel, 1996 declined to $9.35, and 1997 is forecast to be $8.65. In other words, as production for our Company increases, costs are coming down.

    Downstream continues to be a subpar performer. Operationally, the individual refining and marketing systems performed well in 1996, with refining units recording a composite 98-percent onstream time, but the market did not provide an adequate return on capital employed. Measures are being taken. First, however, I will review one that did not work. We announced in November 1996 a proposed merger of our U.K. downstream assets with those of Elf and Chevron into a new, independent company. Simply put, once we got "inside" the new company, we regretfully concluded that the benefits provided by the larger entity did not outweigh the advantages of our low-cost, efficient, and currently profitable system. Although realizing, after this exercise, the relative strength of our operation, I nonetheless remain convinced that the U.K. market is changed and we must change with it. Our tactical execution is altered, but not the strategy.

     U.S. downstream operations, although not faced with the same intense pressure as experienced in the U.K., are similarly competing in difficult market conditions. Obviously, management is looking at all possible means to achieve an acceptable level of return on capital for this business segment. A step was taken in this direction by entering into a project to construct high-volume gasoline stations on or near Wal-Mart sites. Both Murphy and Wal-Mart intend to evaluate the project during 1997.

    Murphy is focused on providing value to our shareholders both by increasing future cash flow streams from operations and taking the appropriate structural steps. The actions taken in 1996 indicate the lengths we will go to deliver on this goal. As we move confidently into 1997, an active exploration program is under way, production is up and headed higher, and production costs are low and headed lower.

     On a more personal note, Director Emeritus John W. Deming, who was associated with the Company for 46 years, died in 1996. He is missed.

     As always, your continued support is appreciated.


/s/ Claiborne P. Deming

Claiborne P. Deming
President and Chief Executive Officer

March 13, 1997
El Dorado, Arkansas

EXPLORATION AND PRODUCTION
--------------------------------------------------------------------------------


MURPHY WORLDWIDE

 . Core areas are the Gulf of Mexico, Canada and the U.K.

 . Increasing U.S. natural gas production--30-percent growth projected for 1997

 . Increasing worldwide oil production--34,000 barrels a day added by 2000

--------------------------------------------------------------------------------
                           EXPLORATION & PRODUCTION
--------------------------------------------------------------------------------

(Thousands of dollars)                             1996                 1995

Income contribution* ......................    $   101,831               29,506
    United States .........................         50,384                4,841
    International .........................         51,447               24,665

Total assets ..............................      1,347,425            1,149,433
    United States .........................        400,964              317,422
    International .........................        946,461              832,011

Capital expenditures ......................        373,984              231,718
    United States .........................        184,651               71,186
    International .........................        189,333              160,532

--------------------------------------------------------------------------------
Crude oil and liquids
  produced -
  barrels a day ...........................         53,210               57,015
    United States .........................         11,645               13,736
    International .........................         41,565               43,279

Natural gas sold -
  MCF a day ...............................        220,633              251,726
    United States .........................        155,017              189,250
    International .........................         65,616               62,476

--------------------------------------------------------------------------------
*Before special items.
--------------------------------------------------------------------------------

     Murphy is engaged in exploration and production operations throughout the world. Operations in the U.S. are centered in the Gulf of Mexico, where the Company is a significant operator and where new production is expected to result in a 30-percent increase in U.S. natural gas production in 1997. The Company also explores for and produces light oil, heavy oil, and natural gas in western Canada, with a substantial ownership of heavy oil reserves providing an important source of the Company's growing crude oil production profile. Murphy's Canadian activities also include an interest in the world's largest synthetic crude oil operation and interests in two oil fields under development offshore eastern Canada--Hibernia and Terra Nova--that will add significant new oil production over the next several years. The Company has long been active in the U.K. North Sea, and oil production there is set to double by the end of 1998 when the Mungo/Monan and Schiehallion fields are placed on stream. The Company also has producing properties in Ecuador and conducts an ongoing exploration program in other parts of the world, with offshore China and the Falkland Islands currently among the areas of particular interest.

    The Company's exploration and production activities contributed earnings before special items of $101.8 million in 1996, or 88 percent of total Company earnings from operating segments, compared to $29.5 million a year ago. The increase was due primarily to a 59-percent increase in the average sales price for U.S. natural gas to $2.60 an MCF, one of the highest in the industry, and higher crude oil prices worldwide. Partial offsets were lower crude oil and natural gas production. Production of crude oil and liquids decreased seven percent to 53,210 barrels a day, and natural gas sales declined 12 percent to
220.6 million cubic feet a day. The decline in natural gas sales was primarily in the U.S., where new production from recent discoveries is expected to boost 1997 production to over 200 million cubic feet a day. On an energy equivalent basis, the Company's 1996 production totaled 89,982 barrels a day.

    The combination of increasing natural gas production and cost-reduction efforts, including a sale of 48 high-cost onshore producing properties during 1996, is expected to reduce the Company's per-barrel U.S. extraction costs (production costs and depreciation, depletion, and amortization) by 12 percent in 1997 following an 11-percent reduction in 1996.

     Capital expenditures for exploration and production totaled $374 million in 1996 compared to $231.7 million in 1995, and accounted for nearly 90 percent of the Company's total capital expenditures for the year. Exploration expenditures increased 115 percent, reflecting increased activity in the Gulf of Mexico, Canada, and the U.K. Development expenditures were up 42 percent primarily due to higher levels of spending on projects that will contribute to the new production of natural gas commencing in 1997 and crude oil beginning in 1998.

    Capital expenditures for exploration and production activities are budgeted to increase another eight percent in 1997, reflecting the Company's belief that this segment of our business represents the best opportunity for extraordinary growth. Murphy's exploration efforts are focused on those areas where we have established production and a technology-driven data base, and emphasize a risk-balanced program that includes prospects having the potential for significant reserve additions. The Company also has a growing international frontier program under way that seeks to identify and acquire high-interest ownership positions in quality prospects early in the exploration cycle of emerging basins.

    As shown in the schedules on page 45, proved reserves of crude oil and liquids increased 1 million barrels in 1996, and natural gas reserves increased
16.6 billion cubic feet. Reserve additions in the U.S. totaled 4.5 million barrels of oil and 104.8 billion cubic feet of natural gas. Sale of reserves in the U.S. represents the onshore property disposition. In the U.K., approval to develop the Schiehallion field added 14.5 million barrels of oil. On an energy equivalent basis, Murphy's reserves totaled 337.6 million barrels at the end of 1996 compared to 333.8 million barrels at year-end 1995.

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

[GRAPH--INCOME CONTRIBUTION--EXPLORATION AND PRODUCTION]

[GRAPH--CAPITAL EXPENDITURES--EXPLORATION AND PRODUCTION]

[GRAPH--NET HYDROCARBONS PRODUCTION]

UNITED STATES

 . Highly successful 1996 exploration program

 . Discoveries to boost natural gas production to record levels in 1997

 . Declining cost structure

    Average U.S. crude oil production totaled 11,645 barrels a day in 1996, down 15 percent from 1995, and natural gas production totaled 155 million cubic feet a day, a decrease of 18 percent from a year ago. The onshore property sale accounted for nearly all of the decline in oil production and about 20 percent of the decrease in natural gas sales. The remainder was due to normal production declines in several of the Company's older fields. New drilling in existing fields provided a partial offset.

    The Gulf of Mexico is the Company's principal area of interest in the U.S., and 1996 was highlighted by successful infield drilling programs on certain producing properties and a high rate of success in exploratory drilling.

    An infield drilling program based on 3-D seismic data in South Timbalier Block 63 (100%), one of the Company's principal producing properties, resulted in six well completions during 1996. Another well was completed and placed on stream shortly after year-end, and additional drilling is planned for 1997. In the Ship Shoal Block 222 field (40-44.4%), another infield drilling program based on 3-D seismic data led to drilling four successful wells during 1996, and additional drilling is also planned for 1997.

    The field declines in 1996 were primarily at Ship Shoal Block 113A (100%) and Viosca Knoll Blocks 203 and 204 (66.7%). While further modest declines in these fields are likely in 1997, the Company's current projects will push 1997 U.S. natural gas production into record territory. Infield drilling programs and new production from discoveries in Mobile Block 863 (11.5%), West Cameron Block 521 (50%), and

[GULF OF MEXICO MAP]

Eugene Island Block 322 (50%) will make important contributions, but the most significant sources of the new U.S. production in the near-term are Viosca Knoll Block 783 (30%) and West Cameron Block 631 (60%).

    Viosca Knoll Block 783, known as the Tahoe field, is located in 1,500 feet of water and its subsea development is being accomplished in phases. Overall performance of the first phase, which came on stream in early 1994, has been excellent, and development of the second phase commenced in the fourth quarter of 1995. A horizontal well drilled in 1995 was completed and placed on stream in August 1996. Three additional horizontal wells have been drilled and are currently being completed, with full production from the second phase expected in April 1997. Natural gas production from the field is expected to reach 40 million cubic feet a day in the second quarter of 1997 compared to eight million in 1996.

    In West Cameron Block 631, a December 1995 discovery well was followed by a second discovery in early 1996. Platform construction and upgrading of an existing processing facility to handle gross natural gas production of 200 million cubic feet a day was completed by the end of 1996, and the two wells were placed on stream in February 1997. A third well to capture updip reserves and to test deeper objectives is scheduled for the first quarter of 1997, and other prospects on the block will be tested later in the year. Production from this field is expected to average over 40 million cubic feet a day by the end of the second quarter of 1997.

   Production at Mobile Block 863 and West Cameron Block 521 is expected to commence in the first quarter of 1997.

[PICTURE APPEARS HERE]

[PICTURE APPEARS HERE]

[GRAPH--NET CRUDE OIL AND NGL PRODUCTION]

[GRAPH--NATURAL GAS SALES]

Initial combined production rates are projected at 10 million cubic feet a day. Development of two gas wells drilled during 1996 in Eugene Island Block 322 was in progress in early 1997, with first production scheduled for the second quarter at a rate of 11 million cubic feet a day. An oil discovery in the adjacent Eugene Island Block 323 (50%) will require further evaluation. Additional prospects on Block 323 are also scheduled for testing in 1997.

    Other exploratory drilling of interest during 1996 included a well drilled on the Destin Dome Block 56 unit (33%), which includes 11 leases covering 63,360 acres located approximately 40 miles south of Pensacola, Florida. Two wells drilled in prior years have proven an accumulation of natural gas reserves in the Norphlet formation, and 64 billion cubic feet of natural gas attributable to these wells are included in the Company's reserves. The 1996 well was drilled to further delineate the unit's reserve potential and encountered 236 feet of natural gas in excellent reservoir quality Norphlet sandstone that tested at a gross rate of 41 million cubic feet a day. Further reserve additions await approval of a development plan, which was filed in November 1996.

    Successful exploratory wells were also drilled on Ship Shoal Block 239 (20%) and Vermilion Block 216 (37.5%), while unsuccessful wells were drilled on Matagorda Island Block 567 (100%) and West Cameron Block 603 (75%). Murphy participated in the two 1996 federal lease sales held in the Gulf of Mexico and acquired 75- to 100-percent interests in 20 blocks. Eight of the blocks, which cover four prospects, are in water depths ranging from 1,000 to 2,000 feet.

CANADA

 . Hibernia and Terra Nova to add 20,000 barrels a day of new oil production

 . Increasing heavy oil production through use of thermal technology

 . Long-life production provided by ownership in Syncrude


    Canada is the Company's largest source of crude oil production, and development projects under way will provide significant new production during the next several years. Murphy's Canadian oil production, which is currently all from western Canada, totaled 22,296 barrels a day in 1996, effectively unchanged from a year ago. Light oil production decreased 13 percent to 4,463 barrels a day, while heavy oil increased nine percent to 9,670 barrels a day. The increase in heavy oil production was due primarily to an aggressive drilling program in the Company-operated Cactus Lake, Lindbergh, and Senlac areas. Although gross production of synthetic crude oil was essentially the same as a year ago, net volumes to the Company were down eight percent to 8,163 barrels a day due to an increase in net profit royalties caused by higher oil prices. Natural gas production of 43 million cubic feet a day was up five percent from a year ago. The 1996 production volumes for both heavy oil and natural gas were Company records.

    The Company conducted an active development program in 1996, with primary emphasis placed on heavy oil and natural gas. Development of the Company's substantial heavy oil reserve base is expected to continue to add incremental production through use of various thermal technologies. Thermal projects are yielding higher production rates per well-stream and enhanced recovery rates of reserves in place.

[MAP OF WESTERN CANADA]

[PICTURE APPEARS HERE]

[PICTURE APPEARS HERE]

    Murphy's exploration program in Canada during 1996 also focused on heavy oil and natural gas, and included seven successful heavy oil wells and six successful natural gas wells. Exploratory drilling in 1997 will include wells in the Foothills prospects of northeastern British Columbia and in the Northwest Territories.

    The Company's synthetic crude oil production results from a five-percent interest in the Syncrude project, the world's largest oil sands mining and upgrading operation. This project, which is located in the province of Alberta in the Athabasca oil sands area near Fort McMurray, is Canada's largest single source of crude oil. Syncrude combines the technologies of mining, extraction, and upgrading to convert oil sands into synthetic crude oil. During 1996, the Syncrude owners approved development of the North mine, which will replace the east side of the Base mine by 1999. The increased bitumen production from the mine will support a project to increase plant capacity to 81 million barrels of synthetic crude oil a year, up from 74 million of current capacity. New technology utilizing truck and shovel mining and hydrotransport will contribute to the continuing downward trend in Syncrude's operating costs. In addition, regulatory applications were filed in 1996 to develop the new Aurora mine, which will provide a rich source of bitumen to replace the west side of the Base mine starting in 2001. This will permit further plant expansion to 94 million barrels of synthetic crude oil a year.

    In addition to operations in western Canada, the Company also has interests in the two oil fields currently under development in the Jeanne d'Arc Basin off the eastern coast of Canada. Construction of production facilities for the Hibernia oil field (6.5%) continued throughout 1996. First production from this field is expected to occur in late 1997, with a seven-year peak production plateau of 135,000 gross barrels of oil a day reached in 1999. Gross recoverable reserves are estimated to be 615 million barrels. The central production facility for the Hibernia field is a Gravity Base Structure (GBS)--the first to be constructed to resist the impact of an iceberg. During 1996, construction of the GBS and hookup of the topside modules were completed. Mating of the GBS and topsides occurred in early 1997, and tow-out of the completed structure is scheduled for the summer of 1997. In June 1996, the owners of the Terra Nova oil field (12%), located approximately 20 miles southeast of Hibernia, submitted a Development Plan Application for the field. Development of the field will be accomplished through utilization of floating production system technology with "ice-avoidance" criteria, rather than the "ice-resistance" criteria used for the GBS at Hibernia. Gross recoverable reserves for Terra Nova are estimated to be between 300 and 400 million barrels of oil. Project sanction is expected in 1997, and first production could be as early as 1999, with a five-year peak production plateau of 100,000 gross barrels a day reached a year later. The Company also has a 25-percent interest in a 34,000-acre exploration license located between Hibernia and Terra Nova, and a 3-D seismic survey is planned for 1997.

[PICTURE APPEARS HERE]

[PICTURE APPEARS HERE]

[MAP OF OFFSHORE EASTERN CANADA]

UNITED KINGDOM

 . Ninian and "T" Block produce over 13,000 barrels of oil a day

 . Mungo/Monan and Schiehallion fields will add another 14,000 barrels a day

    The Company's U.K. operations continued to be an important source of our crude oil production during 1996, and as in Canada, development projects are under way that will result in significant new additions to the Company's production profile.

    At the Ninian field (13.8%), crude oil production averaged 5,969 barrels of oil a day in 1996 compared to 6,784 barrels in 1995. Production from "T" Block (11.3%) averaged 7,056 barrels of oil a day in 1996 compared with 8,172 barrels in 1995. "T" Block is being developed in phases, and production from the second phase commenced in 1996 from two wells. A third well was being drilled at year-end, and two additional wells are planned for 1997.

    The Company also produces natural gas from the Amethyst field (7.4%), and in 1996 production averaged 14.7 million cubic feet a day compared to 10.7 million in 1995. Development of a 1995 discovery in the nearby Flowers South area is planned for 1997.

    The Company's new U.K. production will come from the Mungo/Monan fields (12.7%) and the Schiehallion field (5.9%), and at its peak will add over 14,000 barrels a day to the Company's crude oil production. The Mungo/Monan fields are being developed jointly with five other oil and gas fields as part of the Eastern Trough Area Project. First production is expected by mid-1998, with peak gross production estimated at 68,000 barrels of oil a day in 1999. Formal U.K. government approval for development of the Schiehallion field was received in April 1996. Construction of a floating production storage and offloading vessel began prior to sanction and was ongoing at year-end. Development drilling began in October 1996 and is planned to continue well beyond first production, which is also expected by mid-1998. Peak gross production rates in excess of 100,000 barrels of oil a day are expected in 1999.

[UNITED KINGDOM MAP]

OTHER INTERNATIONAL

 . Delineation of oil fields in Ecuador completed in 1996

 . Oil discovered on Block 04/36 in Bohai Bay, China

 . International frontier program added new concessions

    The Company had a 20-percent interest in risk-service contracts covering Block 16 and the Tivacuno field in Ecuador. At the insistence of the Ecuadoran government, the risk-service contracts have been converted into production-sharing contracts effective January 1, 1997. The risk-service contracts allowed for cost recovery before any government revenue-sharing. Under the new contracts, the government takes a share of production before any cost recovery, based on percentages that vary with the level of production. During 1996, all remaining fields in Block 16 were brought on stream, and delineation drilling of all fields is now completed. Infield drilling will continue throughout 1997. Construction at the Southern Production Facilities, which had been deferred, has resumed with completion expected in early 1998. The Company's share of production from Ecuador averaged 6,005 barrels of oil a day in 1996 compared to 5,274 barrels in 1995. Current field deliverability exceeds 40,000 barrels a day, but guaranteed export pipeline capacity is not always available for volumes exceeding 33,000 barrels a day.

    In China, Murphy participated in a well that discovered oil on Block 04/36 (45%) in Bohai Bay. The well tested at a combined gross rate in excess of 6,000 barrels of oil a day from two zones below 11,000 feet. Two appraisal wells are scheduled to be drilled in 1997, the first of which was spudded in January. Seismic activity, which is currently being conducted on other structures on the block, will likely result in further exploratory drilling.

    During 1996, the Company acquired a 25-percent interest in six contiguous blocks covering over 400,000 acres in an unexplored sedimentary basin north of the Falkland Islands. The work commitment consists of a 2-D seismic program, which has commenced, and the drilling of two exploratory wells. Offshore Northwest Ireland, a new 2-D seismic survey was acquired in 1996 over License 5/94 (25%), which consists of an 11-block area covering 650,000 acres. The seismic data is being evaluated to identify future exploratory drilling locations along this Atlantic Margin frontier play.

    In early 1997, the Company also obtained a 35-percent working interest in two exploration permits covering 345,000 acres off the north coast of Spain, Fragata East and Fragata West. A 3-D seismic program is planned on this new acreage in 1997.

[CHINA MAP]

REFINING, MARKETING, AND TRANSPORTATION
--------------------------------------------------------------------------------

MURPHY WORLDWIDE

 . Operations conducted in the U.S., U.K. and Canada

 . Structural change under way in the industry

 . Murphy will participate where enhanced returns on assets can be obtained


--------------------------------------------------------------------------------
                     REFINING, MARKETING & TRANSPORTATION
--------------------------------------------------------------------------------

(Thousands of dollars)                                1996              1995
Income contribution*.......................      $   14,102             2,052
    United States .........................           1,773            (3,767)
    International .........................          12,329             5,819

Total assets ..............................         739,072           680,315
    United States .........................         503,791           494,577
    International .........................         235,281           185,738

Capital expenditures ......................          42,880            53,602
    United States .........................          20,868            27,565
    International .........................          22,012            26,037
--------------------------------------------------------------------------------
Crude oil processed -
  barrels a day ...........................         157,886           155,503
    United States .........................         126,586           125,157
    International .........................          31,300            30,346

Products sold -
  barrels a day ...........................         169,973           161,911
    United States .........................         136,104           130,394
    International .........................          33,869            31,517

Average gross
  margin on products
  sold - dollars a barrel
    United States .........................      $      .25               .46
    United Kingdom ........................            2.08              2.26

--------------------------------------------------------------------------------
*Before special items.
--------------------------------------------------------------------------------

    Murphy has downstream operations in the United States, the United Kingdom, and Canada. In the U.S., operations are conducted in two separate regions. In the southeastern region of the U.S., generally referred to as the Gulf Coast market, a 100,000-barrel-a-day refinery at Meraux, Louisiana produces petroleum products for distribution in an 11-state marketing area that stretches from Louisiana to Virginia. Operations in the upper-Midwest include a 35,000-barrel-a-day refinery at Superior, Wisconsin and a marketing system that covers a six-state area. Operations in the U.K. include a 30-percent interest in a 108,000-barrel-a-day refinery at Milford Haven, Wales and a marketing area that covers most of England and part of southern Wales. Murphy also has ownership interests in four crude oil pipeline systems in western Canada, including two systems that supply Canadian crude oil to connecting lines at the U.S. border.

    As was the case a year ago, 1996 was a difficult year for refining and marketing companies operating in the U.S. and Europe, and Murphy was no exception. In the U.S., the Company's downstream operations reported earnings of $1.8 million in 1996 compared to a loss of $3.8 million in 1995. The current year included a $9.2 million after-tax benefit related to crude oil swap agreements. Operations in the U.K. earned $6.2 million in 1996 compared to $.3 million a year ago. The earnings contribution from Canadian operations totaled $6.1 million in 1996 compared to $5.5 million in 1995.

    While disappointing, the continuation of the difficult operating environment did serve to quicken the pace of structural change in the industry, as numerous consolidations and alliances were announced during 1996. Murphy participated in the change by reaching agreement with Wal-Mart Stores, Inc. (Wal-Mart) to construct service stations on property leased from Wal-Mart, exploring an innovative method of supplying gasoline to customers.

    Murphy is committed to improving the return on assets deployed in downstream operations. Execution on this commitment may take the form of participation in the industry consolidation process, but most certainly will involve a continuation of our resolve to maximize the value of existing assets through cost-efficient operations while limiting further investment to available downstream cash flow.

[PICTURE APPEARS HERE]

[GRAPH--INCOME CONTRIBUTION--REFINING, MARKETING, AND TRANSPORTATION]

[GRAPH--CAPITAL EXPENDITURES--REFINING, MARKETING, AND TRANSPORTATION]

[GRAPH--REFINED PRODUCTS SOLD]

UNITED STATES

 . U.S. systems operated at a high level of reliability and efficiency in 1996

 . Agreement reached to construct service stations on property leased from Wal-Mart


REFINING

    Through focus on reliability and safety, the Meraux refinery posted a second consecutive throughput record in 1996, processing an average of 93,929 barrels of crude oil a day, compared to 91,940 barrels a day in 1995. Crude processed through the refinery was four percent heavier and 23 percent higher in sulfur content than any previous crude slate. During 1996, most of the crude purchased for the Meraux refinery was foreign-sourced and supplied through short-term contracts and spot purchases.

    The Superior refinery posted runs of 32,657 barrels of crude oil a day, down slightly from 1995, but sufficient to boost Murphy's total U.S. refining throughput to a record high of 126,586 barrels a day. The Superior refinery produced light products and asphalt by primarily running a blend of Canadian-sourced sweet, synthetic, and asphaltic crudes; the remaining crudes were from the Williston Basin.

    Refining capital expenditures in the U.S. were down 42 percent from a year ago, with the primary focus shifting from environmental projects to improvements in reliability and efficiency. These efforts yielded excellent results in 1996. The principal cat cracker at Meraux operated at 98 percent of capacity for the year, and onstream efficiencies for other process units at both refineries ranged from 95 percent to 100 percent.

MARKETING

    Murphy's U.S. marketing operations are conducted in 11 southeastern states and six upper-midwestern states where products are sold under the SPUR(R) and Murphy USA brands. The southeastern system is anchored by the Company's Meraux refinery, located on the Mississippi River, and includes 34 terminals, 22 of which are either wholly or jointly owned. The terminals are supplied by barge or pipeline, including a jointly owned line that connects with two common carrier pipelines. In addition, products are shipped by barge or pipeline into the wholesale cargo market. The upper-midwestern distribution system is centered around the Superior refinery and includes 20 light products terminals, two of which are wholly owned, that are supplied by pipeline. Company-owned asphalt terminals at Crookston, Minnesota and Rhinelander, Wisconsin, which are supplied by truck, complement asphalt supply at Superior. Asphalt sales strengthened in 1996, with a record volume of 1.6 million barrels

[PICTURE APPEARS HERE]
sold through Company terminals. Reflecting a dedication to safety, during 1996 the Company completed six years without a lost-time accident in terminal operations.

    Products sold and the initial distribution channels utilized are presented in the following table. Included in the terminal sales volumes are 16,433 barrels a day sold through branded stations.

-----------------------------------------------------------------------------
 (Barrels a day)                        Terminals                       Cargo
-----------------------------------------------------------------------------
 Gasoline.........................         44,261                      18,446
 Kerosine.........................          2,330                       7,517
 Diesel/heating oil...............         23,252                      16,129
 Residuals........................              -                      15,415
 Asphalt..........................          4,510                           -
 LPG/other........................              -                       4,498
-----------------------------------------------------------------------------
                                           74,353                      62,005
=============================================================================

    The Company believes that the agreement with Wal-Mart, combining retail shopping with retail gasoline sales, contributes to one-stop shopping convenience for consumers by providing a handy outlet for high-quality, value-priced gasoline. In the U.K., this concept has been highly successful and changed the way gasoline is marketed. Stations at SAM'S Club locations in Chattanooga, Tennessee and Greenville, South Carolina are open, and others are expected to be completed during 1997.

    At other stations, a program to install credit card readers at gasoline dispensers and to add car wash systems is ongoing. National-brand fast food alliances with Burger King(R), Blimpie(R), and TCBY(R) are under way at several sites. The Company also continued to dispose of nonstrategic stations in 1996, but ended the year with 527 branded stations, a net addition of 13.

[UNITED STATES MAP]

UNITED KINGDOM

 . Changing conditions will require restructuring of the U.K. downstream industry


REFINING

    During 1996, Murphy processed an average of 31,300 barrels of crude oil a day at the jointly owned Milford Haven refinery, up three percent from 1995. The refinery utilizes North Sea crudes primarily purchased in the spot market.

    Refining capital expenditures were down 32 percent from 1995. Completion of the high-pressure distillate hydrotreater project dominated capital spending in 1996. The unit, which was placed on stream in August, allows the refinery to meet regulations requiring the sulfur content of diesel fuel to be no more than
 .05 percent.

MARKETING

    Murphy's distribution system for refined products in the U.K. includes three rail-fed terminals owned by the Company and eight terminals owned by others, where products are received in exchange for deliveries from the Company's terminals.

    The U.K. retail market experienced a turbulent year in 1996. In January, the country's largest retailer began to match the pricing structure of supermarkets. An intense seven-month price war followed during which approximately 10 percent of the service stations in the U.K. closed. Murphy elected not to fully match the competition's pricing practices and emphasized profitability over market share. As a result, retail sales declined 16 percent to 6,997 barrels a day in 1996. While retail margins declined 24 percent from a year ago, cost reduction efforts allowed the Company's retail system to operate at a profit in 1996. Those efforts included closing 14 uneconomic stations during the year. Refined products in excess of


[PICTURE APPEARS HERE]
retail marketing requirements are sold in the spot market. In order to reduce exposure to spot market prices, the Company increased contract sales to customers and promoted wholesale terminal sales during 1996. The Company's three terminals continued to operate profitably during 1996.

RESTRUCTURING

   During 1996, the Company participated in negotiations to merge our U.K. downstream operations with those of two other companies. Although we elected in early 1997 to withdraw from those negotiations, we continue to believe that the U.K. downstream business has undergone a fundamental change and that an adequate return on assets can best be restored through industry restructuring. Murphy will participate in the process where it makes sense to do so.



[UNITED KINGDOM MAP]

[PICTURE APPEARS HERE]

CANADA

 . Expanded pipeline systems to handle increase in heavy oil production


The Company's western Canadian pipelines, which gather and transport oil through four systems, experienced a five-percent increase in total throughput in 1996. Throughput on the Murphy-operated Manito (52.5%) and Cactus Lake/Bodo (13.1%/41.3%) heavy oil systems, both connected to the Interprovincial Pipeline, were up a combined six percent, as nearby heavy oil production continued to increase. For 1996, Manito averaged 49,555 barrels a day, and Cactus Lake/Bodo averaged 34,675. In late 1996, the Company completed the 40-mile North-Sask dual pipeline (36%), which is expected to deliver an additional 10,000 barrels a day into the Manito system from areas to the north and east. The new volume required expansion of the Manito system, including a 16-mile loop in the southern segment, and new tankage at the Kerrobert terminal. Throughput on the cross-border Milk River pipeline (100%) increased by 23 percent to 82,750 barrels a day, as demand for Canadian crude continues to increase in the Billings, Montana refining area. The capacity of the Milk River line was increased in 1996 to handle up to 118,000 barrels a day. The Wascana pipeline system (100%), also a cross-border line, experienced a 38-percent


[PICTURE APPEARS HERE]
decline in throughput in 1996 to 16,150 barrels a day. The line connects to the Rocky Mountain area of the U.S., and the decline of U.S. crude production feeding that area has reversed, thereby reducing the demand for Canadian imports.

    Earnings from crude oil trading were up 15 percent over 1995 due to an increase in heavy oil volumes traded. The Company also operates a fleet of trucks that transport crude oil and natural gas liquids, and earnings from these activities were up on higher volumes. Sales of refined products at the Company's seven Thunder Bay, Ontario service stations increased seven percent in 1996, but margins were squeezed by price competition in the area.

[GRAPH--CANADIAN PIPELINE THROUGHPUTS]


[WESTERN CRUDE OIL PIPELINE SYSTEMS MAP]

FINANCIAL REVIEW
--------------------------------------------------------------------------------

SELECTED FINANCIAL INFORMATION
----------------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars except per share data)             1996            1995            1994            1993               1992
----------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS FOR THE YEAR/1/
Sales and other operating revenues/2/..............  $2,008,450       1,612,500       1,580,962       1,556,281          1,526,672
Net cash provided by continuing operations/2/......     472,480         309,878         312,251         347,731            276,363
Income (loss) from continuing operations/2/........     125,956        (127,919)         89,347          73,453             54,130
Income (loss) before extraordinary item
  and cumulative effect of changes in
  accounting principles/2/.........................     137,855        (118,612)        106,628          86,798             86,616
Net income (loss)..................................     137,855        (118,612)        106,628         102,136            105,565
Per Common share
   Income (loss) from continuing operations/2/.....        2.80           (2.85)           1.99            1.64               1.20
   Income (loss) before extraordinary item
      and cumulative effect of changes in
      accounting principles/2/.....................        3.07           (2.64)           2.37            1.94               1.93
   Net income (loss)...............................        3.07           (2.64)           2.37            2.28               2.35
   Cash dividends..................................        1.30            1.30            1.30            1.25               1.20
Percentage return on
   Average stockholders' equity....................        12.2            (9.3)            8.6             8.4                8.8
   Average borrowed and invested capital...........        10.4            (7.9)            8.0             8.4                9.7
   Average total assets/2/.........................         6.2            (5.2)            4.8             5.1                5.3
----------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES FOR THE YEAR/2/
Exploration and production.........................  $  373,984         231,718         286,348         520,086            138,129
Refining, marketing, and transportation............      42,880          53,602          94,697          86,885             68,073
Corporate..........................................       1,192           1,831           4,876           4,034              1,477
----------------------------------------------------------------------------------------------------------------------------------
                                                     $  418,056         287,151         385,921         611,005            207,679
==================================================================================================================================
FINANCIAL CONDITION AT YEAR-END
Current ratio/2/...................................        1.10            1.22            1.14            1.27               1.84
Working capital/2/.................................  $   56,128          87,388          61,750         109,666            354,777
Net property/2/....................................   1,556,830       1,377,455       1,558,716       1,402,448            943,677
Total assets/2/....................................   2,243,786       2,098,466       2,297,459       2,156,272          1,928,936
Long-term obligations/2,3/.........................     201,828         193,146         172,289         109,164             24,755
Stockholders' equity...............................   1,027,478/4/    1,101,145       1,270,679       1,222,350          1,200,088
   Per share.......................................       22.90           24.56           28.34           27.28              26.76
Long-term obligations/2,3/ - percent of
  capital employed.................................        16.4            14.9            11.9             8.2                2.0
---------------------------------------------------------------------------------------------------------------------------------

/1/Includes effects on income of special items in 1996, 1995, and 1994 that are detailed in Management's Discussion and Analysis, page 23. Also, special items in 1993 and 1992 resulted in increases to net income of $39,050, $.87 a share, and $59,296, $1.32 a share, respectively.
/2/Prior year amounts have been restated for discontinued operations. /3/Includes nonrecourse debt at December 31, 1996, 1995, 1994, and 1993 of
   $180,957, $171,499, $122,638, and $87,509, which was 14.7 percent, 13.3 percent, 8.5 percent, and 6.6 percent, respectively, of capital employed. /4/Reflects $172,561 charge for distribution of common stock of Deltic Timber
   Corporation to stockholders.

[GRAPH--INCOME FROM CONTINUING OPERATIONS BEFORE SPECIAL ITEMS]

[GRAPH--NET CASH PROVIDED BY CONTINUING OPERATIONS]

[GRAPH--STOCKHOLDERS' EQUITY AT YEAR-END]

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

   Consolidated net income for 1996 was $137.9 million, $3.07 a share, compared to a net loss in 1995 of $118.6 million, $2.64 a share. In 1994, the Company earned $106.6 million, $2.37 a share. As reviewed in Note B to the consolidated financial statements, on December 31, 1996 the Company completed a spin-off to its stockholders of the common stock of its farm, timber, and real estate subsidiary, and activities of this segment have been accounted for as discontinued operations. Net income for 1996 included earnings from the discontinued operations of $11.9 million, $.27 a share. Discontinued operations earned $9.3 million, $.21 a share, in 1995 and $17.3 million, $.38 a share, in 1994. Results of continuing operations for the three years ended December 31, 1996 also included certain special items that resulted in a net gain of $22.2 million, $.49 a share, in 1996; a net charge of $152 million, $3.39 a share, in 1995; and a net gain of $20.3 million, $.45 a share in 1994. The 1995 special items included an after-tax charge of $168.4 million, $3.75 a share, from a write-down of assets determined to be impaired under Statement of Financial Accounting Standards No. 121 (SFAS No. 121).

   Excluding the special items, income from continuing operations totaled
$103.8 million, $2.31 a share, in 1996, an increase of $79.7 million over 1995. Earnings from the Company's exploration and production operations increased $72.3 million, and income from the refining, marketing, and transportation segment improved $12.1 million. The cost of corporate activities increased $4.7 million compared to 1995. In 1995, income from continuing operations before special items was $24.1 million, $.54 a share, a decrease of $44.9 million compared to 1994. Earnings from exploration and production operations declined $15.7 million, and income from refining, marketing, and transportation was down $28.2 million. The cost of corporate activities increased $1 million compared to 1994.

   In the following table, the Company's results of operations for the three years ended December 31, 1996 are presented by segment. Special items, which can obscure underlying trends of operating results and affect comparability between years, are set out separately. A review of the information presented follows the table.

-----------------------------------------------------------------------------------------------------------
(Millions of dollars)                                                        1996       1995       1994
-----------------------------------------------------------------------------------------------------------
Exploration and production
   United States........................................................     $ 50.4        4.8       18.1
   Canada...............................................................       27.6       21.7       15.1
   United Kingdom.......................................................       14.7        6.4        6.0
   Ecuador..............................................................       13.8        2.7       (2.4)
   Other international..................................................       (4.7)      (6.1)       8.4
-----------------------------------------------------------------------------------------------------------
                                                                              101.8       29.5       45.2
-----------------------------------------------------------------------------------------------------------
Refining, marketing, and transportation
   United States........................................................        1.8       (3.8)      17.7
   United Kingdom.......................................................        6.2         .3        5.2
   Canada...............................................................        6.1        5.5        7.3
-----------------------------------------------------------------------------------------------------------
                                                                               14.1        2.0       30.2
-----------------------------------------------------------------------------------------------------------
Corporate                                                                     (12.1)      (7.4)      (6.4)
-----------------------------------------------------------------------------------------------------------
Income from continuing operations before special items..................      103.8       24.1       69.0
Gain on sale of U.S. onshore producing properties.......................       17.7        -          -
Net loss from modifications to foreign crude oil contracts..............        (.6)       -          -
Refund and settlement of income tax matters.............................        5.1       13.6        6.4
Impairment of long-lived assets.........................................        -       (168.4)       -
Provision for reduction-in-force........................................        -         (4.2)       -
Adjustment of estimates for self-insured liabilities....................        -          7.0        -
Settlement of DOE matters...............................................        -          -         13.9
-----------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations................................      126.0     (127.9)      89.3
Income from discontinued farm, timber, and real estate operations.......       14.0        9.3       17.3
Costs of spin-off transaction...........................................       (2.1)       -          -
-----------------------------------------------------------------------------------------------------------
Net income (loss)                                                            $137.9     (118.6)     106.6
===========================================================================================================

   EXPLORATION AND PRODUCTION - Earnings from exploration and production operations before special items were $101.8 million in 1996, $29.5 million in 1995, and $45.2 million in 1994. The improvement in 1996 earnings was due to a 59-percent increase in the average sales price for U.S. natural gas and higher crude oil sales prices worldwide. A seven-percent reduction in crude oil and liquids production and a 12-percent decline in natural gas sales provided partial offsets. The decrease in 1995 was due to a 14-percent decline in the average sales price for U.S. natural gas and a 54-percent increase in exploration expenses. Partial offsets were an 11-percent increase in crude oil and liquids production and higher crude oil sales prices.

[GRAPH--INCOME CONTRIBUTION FROM CONTINUING OPERATIONS BY FUNCTION]

   The results of operations for oil and gas producing activities for each of the last three years are shown by major operating area on pages 46 and 47. A summary of oil and gas revenues is presented in the following table.

--------------------------------------------------------------
(Millions of dollars)               1996    1995     1994
--------------------------------------------------------------
United States
   Crude oil .................     $ 86.1    82.2     73.7
   Natural gas................      147.1   112.8    136.1
Canada
   Crude oil .................       81.6    68.3     54.2
   Natural gas................       17.3    14.5     19.7
   Synthetic oil..............       63.3    55.7     52.7
United Kingdom
   Crude oil .................      102.1    92.6     77.8
   Natural gas................       14.4     9.8      9.0
Ecuador - crude oil...........       35.0    25.9      7.9
Other ........................        7.8    11.3     17.6
--------------------------------------------------------------
      Total                        $554.7   473.1    448.7
==============================================================

[GRAPH--RANGE OF U.S. CRUDE OIL SALES PRICES]

[GRAPH--RANGE OF U.S. NATURAL GAS SALES PRICES]

   Daily production rates and weighted average sales prices are shown on page
49.

   Worldwide crude oil and liquids production averaged 53,210 barrels a day in 1996, 57,015 in 1995, and 51,328 in 1994. Crude oil and liquids production in the U.S. declined 15 percent in 1996, with the reduction primarily due to the sale of onshore producing properties effective July 1, 1996. In 1995, production was up three percent compared to 1994, as new drilling more than offset normal reservoir depletion. Canadian production declined two percent in the current year compared to a seven-percent increase in 1995. Production of heavy oil increased nine percent in 1996 following a 30-percent increase in 1995, with the increases due to an accelerated program to develop the Company's heavy oil reserves. The Company's net interest in production of synthetic crude oil in Canada declined eight percent in 1996 due to an increase in the net profits royalty rate resulting from higher crude oil prices. Murphy's working interest in the gross production of the Syncrude project was essentially unchanged at approximately 10,000 barrels a day. The Company's average production from the U.K. declined 12 percent in 1996 compared to an 11-percent increase in 1995. Production from "T" Block in the North Sea was down 14 percent. In 1995, "T" Block production increased 47 percent compared to 1994, when the field was being brought up to full production. Production from the Ninian field in the North Sea declined 12 percent in 1996 following a 14-percent decrease in 1995. Production in Ecuador increased 14 percent as new fields were added during 1996. In 1995, production averaged 5,274 barrels a day compared to 1,967 in 1994, the initial year of production.

   Worldwide sales of natural gas averaged 220.6 million cubic feet a day in 1996, 251.7 million in 1995, and 256.3 million in 1994. Sales of natural gas in the U.S. declined 18 percent in 1996. Sale of the onshore producing properties accounted for approximately 20 percent of the decrease, with the remainder due to reduced deliverability in certain of the Company's larger fields. Natural gas sales were at record levels in Canada, increasing five percent. Natural gas sales were up 43 percent in the U.K., but declined 33 percent in Spain, where production ceased at the end of 1996. In 1995, a three-percent decline in U.S. sales was partially offset by an eight-percent increase in Canadian sales.

   As previously indicated, worldwide crude oil prices strengthened during 1996. In the U.S., Murphy's 1996 average monthly sales prices for crude oil and condensate ranged from $17.41 a barrel to $24.32, and averaged $20.31 for the year, a 22-percent increase compared to 1995. In Canada, the average sales price for light oil was $19.97 a barrel in 1996, an increase of 21 percent. Heavy oil prices averaged $14.27 a barrel, up 18 percent compared to a year ago. The average sales price for synthetic crude oil averaged $21.20 in 1996, up 23 percent. U.K. sales prices averaged $21.08 in 1996, an increase of 24 percent from a year ago. Sales prices averaged $15.96 in Ecuador, up 22 percent. In 1995, average crude oil prices were up eight percent in both the U.S. and the U.K. In Canada, average sales prices were up 13 percent for light oil, 15 percent for heavy oil, and nine percent for synthetic crude oil when compared to 1994. Sales prices in Ecuador were up eight percent in 1995.

   Average monthly natural gas sales prices in the U.S. ranged from $2.01 an MCF to $3.68 during 1996. For the year, prices averaged $2.60 an MCF compared to $1.64 a year ago. The average 1996 sales price for natural gas in Canada increased 13 percent. Prices increased two percent in the U.K. and were essentially unchanged in Spain. Average natural gas sales prices in 1995 were down 14 percent in the U.S. and 32 percent in Canada. Prices in the U.K. and Spain increased four percent and 13 percent, respectively, in 1995.

   Based on 1996 volumes and deducting taxes at marginal rates, each $1 a barrel and $.10 an MCF fluctuation in price would have affected annual exploration and production earnings by $11 million and $5.2 million, respectively. Consolidated net income could have been affected differently because of contrary or corollary effects on other business segments.

   Production costs were $160.5 million in 1996, $167.5 million in 1995, and $162.1 million in 1994. These amounts are shown by major operating area on pages 46 and 47. Cost per equivalent barrel of production during the last three years were as follows.

---------------------------------------------------------------
(Dollars per equivalent barrel)         1996    1995     1994
---------------------------------------------------------------
United States.................         $ 3.31    3.24     3.31
Canada
    Excluding synthetic oil...           3.95    3.55     3.56
    Synthetic oil.............          12.72   12.17    12.09
United Kingdom................           6.00    5.88     5.77
Ecuador.......................           4.96    6.01     8.21
Worldwide - excluding
  synthetic oil...............           4.09    3.90     3.94
---------------------------------------------------------------

   The increase in the cost per equivalent barrel in the U.S. in 1996 was attributable to lower production volumes. The 1996 increase in Canada, excluding synthetic oil, was due to production mix, with light oil production declining and heavy oil increasing. The increase in the cost per equivalent barrel for Canadian synthetic oil in 1996 was due to lower net production volumes resulting from the increase in royalty barrels. Based on the Company's interest in Syncrude's gross production, per-barrel cost declined three percent in 1996. In 1996, higher per-barrel cost in the U.K. was due to lower production volumes. In 1995, the increase was due to repairs to a Ninian production platform offset in part by a favorable impact from higher "T" Block production. Cost in Ecuador decreased in each year due to higher production volumes.

   Exploration expenses for each of the last three years are shown in total in the following table, and amounts are reported by major operating area on pages 46 and 47. Certain of the expenses are included in the capital expenditure totals for exploration and production activities.

-------------------------------------------------------------
(Millions of dollars)               1996    1995     1994
-------------------------------------------------------------
Included in capital
  expenditures
    Dry hole costs............      $28.5    30.9     16.6
    Geological and
       geophysical costs......       24.1    16.2      9.5
    Other costs...............        7.9     8.0      5.6
-------------------------------------------------------------
                                     60.5    55.1     31.7
Undeveloped lease
  amortization................        9.7    10.7     11.0
-------------------------------------------------------------
         Total                      $70.2    65.8     42.7
=============================================================

[GRAPH--EXPLORATION EXPENSES]

   Depreciation, depletion, and amortization related to exploration and production operations totaled $147.6 million in 1996, $182.7 million in 1995, and $161.5 million in 1994. The decrease in 1996 was partially due to lower production volumes. In addition, a write-down of assets under SFAS No. 121, which was adopted effective October 1, 1995, resulted in a reduction in depreciation, depletion, and amortization in 1996 of $12.9 million ($10.5 million after tax). Depreciation, depletion, and amortization increased in 1995 primarily due to higher production volumes partially offset by a reduction of $2.4 million ($2 million after tax) caused by the asset write-down.

   REFINING, MARKETING, AND TRANSPORTATION - Earnings from refining, marketing, and transportation operations before special items were $14.1 million in 1996, $2 million in 1995, and $30.2 million in 1994. Operations in the U.S. earned $1.8 million in 1996 compared to a loss of $3.8 million in 1995. The year 1996 included a $9.2 million after-tax benefit related to crude oil swap agreements compared to a $3.9 million after-tax charge in 1995. U.S. operations earned $17.7 million in 1994. Operations in the U.K. earned $6.2 million in 1996 compared to $.3 million in 1995. Asset write-downs taken in 1995 under SFAS No. 121 resulted in reductions in depreciation, depletion, and amortization of $4.6 million ($3.1 million after tax) in 1996 and $1.5 million ($1 million after tax) in 1995. U.K. operations earned $5.2 million in 1994. Canadian operations contributed $6.1 million to 1996 earnings compared to $5.5 million in 1995 and $7.3 million in 1994.

   Unit margins (sales realizations less costs of crude, other feedstocks, refining, and transportation to point of sale) averaged $.25 a barrel in the U.S. in 1996, $.46 in 1995, and $1.07 in 1994. The 1996 margin included $.14 attributable to crude oil swap agreements. U.S. product sales were up four percent in 1996 following an eight-percent increase in 1995. Margins in the U.S. continued to be under pressure throughout 1996, and for the year the average unit margin was down 46 percent following a 57-percent decline in 1995. Margins continued to be depressed at the end of 1996, and in early 1997, the Company was experiencing losses in its U.S. downstream operations.

   Margins in the U.K. averaged $2.08 a barrel in 1996, $2.26 in 1995, and $2.17 in 1994. Sales of petroleum products increased eight percent following a 22-percent decline in 1995, with year-to-year changes primarily in cargo sales. As was the case in 1995, sales through the Company's branded outlets were under pressure during 1996, as competition with supermarkets continued. Unit margins have also declined in the U.K. in early 1997.

   Based on sales volumes for 1996 and deducting taxes at marginal rates, each $.42 a barrel ($.01 a gallon) fluctuation in unit margins would have affected annual refining and marketing profits by $16.5 million. Consolidated net income could have been affected differently because of contrary or corollary effects on other business segments.

   The improvement in earnings from purchasing, transporting, and reselling crude oil in Canada in 1996 was due to increases in crude trading volumes and margins and higher pipeline throughputs. In 1995, the effect of higher pipeline throughputs was more than offset by lower crude trading volumes and margins.

   CORPORATE - This segment includes interest income and expense and corporate overhead not allocated to operating functions. The increase in the loss in 1996 was due to increases in the cost of awards under the Company's incentive plans. In 1995, the loss increased as a result of higher interest expense.

   SPECIAL ITEMS - Net income for the last three years included certain special items reviewed below; the quarter in which each of the items occurred is indicated. Certain other quarterly information is presented on page 29.

 . Gain on sale of U.S. onshore producing properties - An after-tax gain of $17.7 million was recorded in the third quarter of 1996 from the sale of 48 onshore producing oil and gas properties in the U.S.

[GRAPH--CAPITAL EXPENDITURES IN 1996]

 . Net loss from modifications to foreign crude oil contracts - A net loss of $.6 million was recorded in the fourth quarter of 1996 resulting from modifications to contracts related to crude oil production in Ecuador and Gabon. (see Note Q to the consolidated financial statements).

 . Refund and settlement of income tax matters - A gain of $5.1 million for settlement of income tax matters in Canada was recorded in the fourth quarter of 1996. A gain of $4.9 million for refund of U.S. income taxes was recorded in the third quarter of 1995. Other gains for settlement of income tax matters included $3.2 million and $3.5 million in the third and fourth quarters, respectively, of 1995 for the U.K., $2 million in the fourth quarter of 1995 for Gabon, and $6.4 million in the second quarter of 1994 for the U.K.

 . Impairment of long-lived assets - An after-tax provision of $168.4 million was recorded in the fourth quarter of 1995 for the write-down of assets determined to be impaired under provisions of SFAS No. 121 (see Note C to the consolidated financial statements).

 . Provision for reduction-in-force - An after-tax provision of $4.2 million was recorded in the fourth quarter of 1995 for the cost of enhanced early retirement and severance programs.

 . Adjustment of estimates for self-insured liabilities - An after-tax gain of $7 million was recorded in the first quarter of 1995 from an adjustment of amounts previously reserved relating to matters for which the Company is self-insured.

 . Settlement of DOE matters - An after-tax gain of $13.9 million was recorded in the third quarter of 1994 upon settlement of a dispute with the U.S. Department of Energy (DOE) concerning DOE regulations in effect from 1973 to 1981 (see Note Q to the consolidated financial statements).

   The income (loss) effects of special items are summarized by segment in the following table for the three years ended December 31, 1996.

-----------------------------------------------------------
(Millions of dollars)                1996    1995*    1994
-----------------------------------------------------------
Exploration and production
    United States..............     $17.7    (1.1)       -
    Canada.....................       5.1       -        -
    United Kingdom.............         -   (18.4)     6.4
    Ecuador....................      (8.8) (100.0)       -
    Other international........       8.2     (.6)       -
-----------------------------------------------------------
                                     22.2  (120.1)     6.4
-----------------------------------------------------------
Refining, marketing,
  and transportation
    United Kingdom                      -   (35.6)       -
-----------------------------------------------------------
Corporate                               -     3.7     13.9
-----------------------------------------------------------
        Total                       $22.2  (152.0)    20.3
===========================================================

*Includes after-tax effect of asset write-down under SFAS No. 121 as follows:
 exploration and production--U.S., $6; U.K., $24.2; Ecuador, $100; other international, $2.6; refining, marketing, and transportation--U.K., $35.6.

   Certain of the special items had a significant effect on the Company's consolidated effective income tax rates, which were 42 percent in 1996, 14 percent in 1995, and 30 percent in 1994 (see Note G to the consolidated financial statements).

CAPITAL EXPENDITURES

   As shown in the selected financial information on page 22, capital expenditures were $418.1 million in 1996 compared to $287.2 million in 1995 and $385.9 million in 1994. These amounts included $60.5 million, $55.1 million, and $31.7 million of exploration expenditures that were expensed. Capital expenditures for exploration and production activities totaled $374 million in 1996, almost 90 percent of the Company's total capital expenditures for the year. Exploration and production capital expenditures in 1996 included $22.6 million for acquisition of undeveloped leases, $140.1 million for exploration activities, and $211.3 million for development projects. Development expenditures included $44.2 million for the Hibernia oil field, offshore Newfoundland, $25.6 million each for the Mungo/Monan and Schiehallion fields in the U.K. North Sea, and $11.7 million for oil fields in Ecuador. Exploration and production capital expenditures are shown by major operating area on pages 46 and 47. Amounts shown under "Other" in 1996 included $6.6 million for exploration costs offshore China, of which $4.8 million was for a well that discovered oil on Block 04/36 in Bohai Bay and has been capitalized pending further evaluation expected to occur in 1997.

   Refining, marketing, and transportation expenditures, detailed in the following table, were $42.9 million in 1996, or 10 percent of total capital expenditures, compared to $53.6 million in 1995 and $94.7 million in 1994.

------------------------------------------------------------
(Millions of dollars)               1996    1995     1994
------------------------------------------------------------
Refining
    United States..............     $13.2    22.9     72.4
    United Kingdom.............      12.2    17.9      2.1
------------------------------------------------------------
         Total refining              25.4    40.8     74.5
------------------------------------------------------------
Marketing
    United States..............       7.5     4.6      6.8
    United Kingdom.............       1.3     4.6     10.1
    Canada.....................         -       -       .1
------------------------------------------------------------
         Total marketing              8.8     9.2     17.0
------------------------------------------------------------
Transportation
    United States..............        .3      .1      1.0
    Canada.....................       8.4     3.5      2.2
------------------------------------------------------------
         Total transportation         8.7     3.6      3.2
------------------------------------------------------------
         Total                      $42.9    53.6     94.7
============================================================

   Refining expenditures in the U.S. were primarily for capital projects necessary to keep the refineries operating within industry standards. Refining expenditures in the U.K. included $10.6 million to complete construction of a distillate desulfurization unit commenced in

1995. Marketing expenditures included the costs of sites and new service stations, and improvements and normal replacements at existing stations and terminals.

CASH FLOWS

   Cash provided by continuing operations was $472.5 million in 1996, $309.9 million in 1995, and $312.3 million in 1994. Such amounts included cash provided from special items of $14.7 million in 1995 and $5.3 million in 1994. Special items reduced cash flow in 1996 by $12.8 million. Changes in operating working capital other than cash and cash equivalents provided cash of $77.1 million in 1996, but required cash of $36.6 million in 1995 and $18.9 million in 1994. Cash provided by continuing operations was further reduced by expenditures for refinery turnarounds and abandonment of oil and gas properties totaling $10.8 million in 1996, $13.8 million in 1995, and $55.3 million in 1994. Additional borrowings under nonrecourse debt arrangements provided $23.1 million of cash in 1996, $59.5 million in 1995, and $42.8 million in 1994. Other long-term borrowings provided $28.1 million of cash in 1994.

   Capital expenditures required $418.1 million of cash in 1996, $287.2 million in 1995, and $385.9 million in 1994. Other significant cash outlays during the three years included $11.4 million in 1996, $35.6 million in 1995, and $11 million in 1994 for reductions of debt. Cash used for dividends to stockholders was nearly $58.3 million each year.

FINANCIAL CONDITION

   Year-end working capital totaled $56.1 million in 1996, $87.4 million in 1995, and $61.8 million in 1994. The current level of working capital does not fully reflect the Company's liquidity position, as the relatively low historical costs assigned to inventories under LIFO accounting were $120.3 million below current costs at December 31, 1996. Cash and cash equivalents at the end of 1996 totaled $109.7 million compared to $60.9 million a year ago and $68.8 million at year-end 1994.

   Long-term obligations increased $8.7 million and were $201.8 million at year-end, 16 percent of total capital employed, and included $181 million of nonrecourse debt incurred in connection with acquisition and development of proved properties. Long-term obligations totaled $193.1 million at the end of 1995 compared to $172.3 million at year-end 1994. Stockholders' equity was $1 billion at the end of 1996 compared to $1.1 billion a year ago and $1.3 billion at the end of 1994. The decrease in 1996 was caused by the spin-off of the Company's farm, timber, and real estate subsidiary to stockholders at year-end. The decrease in 1995 was primarily attributable to the asset write-down upon adoption of SFAS No. 121. A summary of transactions in the equity accounts is presented on page 34.

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

   The Company had commitments of $243 million for capital projects in progress at December 31, 1996.

ENVIRONMENTAL

   The Company's worldwide operations are subject to numerous laws and regulations intended to protect the environment and/or impose remedial obligations. In addition, the Company is involved in personal injury claims, allegedly caused by exposure to or by the release or disposal of materials manufactured or used in the Company's operations. The Company operates or has previously operated certain sites or facilities, including refineries, oil and gas fields, service stations, and terminals, for which known or potential obligations for environmental remediation exist.

   Under the Company's accounting policies, liabilities for environmentally related obligations are recorded when such obligations are probable and the cost can be reasonably estimated. If there is a range of reasonably estimated costs, the most likely amount will be recorded, or if no amount is most likely, the minimum of the range. Recorded liabilities are reviewed quarterly and adjusted as needed. Actual cash expenditures often occur a number of years after recognition of the liabilities.

   The Company's reserve for remedial obligations, which is included in "Deferred Credits and Other Liabilities" in the Consolidated Balance Sheets, contains certain amounts that are based on anticipated regulatory approval of proposed remediation of former refinery waste sites. If regulatory authorities require more costly alternatives than the proposed processes, future expenditures could exceed the amount reserved by up to an estimated $2 million.

   The Company has received notices from the U.S. Environmental Protection Agency that it is a Potentially Responsible Party (PRP) at five Superfund sites and has been assigned responsibility by defendants at another Superfund site. The potential total cost to all parties to perform necessary remedial work at these sites is substantial; however, current information indicates that the Company is a "de minimus" party, with assigned or potentially assigned responsibility of less than two percent at all but one of the sites. At that site, the Company has not determined either its potentially assigned responsibility percentage or its potential total remedial cost. The Company has recorded a reserve of $.1 million for Superfund sites, and due to currently available information on one site and the minor percentages involved on the other sites, the Company does not expect that its related remedial costs will be material to its financial condition or its results of operations. Additional information may become known in the future that would alter this assessment, including any requirement to bear a pro rata share of costs attributable to nonparticipating PRP's or indications of additional responsibility by the Company.

   Although the Company is not aware of any environmental matters that might have a material effect on its financial condition, there is the possibility that additional expenditures could be required at currently unidentified sites, and new or revised regulatory requirements could necessitate additional expenditures at known sites. Such expenditures could materially affect the results of operations in a future period.

   The Company believes that certain environmentally related liabilities and prior environmental expenditures are either covered by insurance or will be recovered from other sources. The outcome of potential insurance recoveries is the subject of ongoing litigation, including the appeal of a judgment awarded the Company in 1995. Since no assurance can be given that the judgment will be upheld upon appeal or that recoveries from other sources will occur, the Company has not recognized a benefit for these potential recoveries at December 31, 1996.

   The Company's refineries also incur costs to handle and dispose of hazardous wastes and other chemical substances on a recurring basis. These costs are generally expensed as incurred and amounted to $4.3 million in 1996.

   In addition to remediation and other recurring expenditures, Murphy commits a significant amount of its capital expenditure program for compliance with environmental laws and regulations. Such capital expenditures were approximately $42 million in 1996 and are expected to be $35 million in 1997.

OTHER MATTERS

 .   Impact of Inflation - General inflation was moderate during the last three years in most countries where the Company operates; however, the Company's revenues and capital and operating costs are influenced to a larger extent by specific price changes in the oil and gas and allied industries than by changes in general inflation. Crude oil and petroleum product prices generally reflect the balance between supply and demand, with crude oil prices being particularly sensitive to OPEC production levels and/or attitudes of traders concerning supply and demand in the near future. Natural gas prices are affected by supply and demand (which to a significant extent is weather-related) and by the fact that delivery of supplies is generally restricted to specific geographical areas. The 1996 increases in crude oil and natural gas sales prices have resulted in upward pressure on amounts paid by the Company for goods and services, particularly in offshore operations.

 .   Proposed Merger - In late 1996, the Company entered into a Memorandum of
    Understanding to merge its U.K. refining and marketing operations with those of two other oil companies. On March 13, 1997, the Company elected to withdraw from further participation in the merger negotiations.

 .   Other - The effects of exchange rate fluctuations on net income and the
    Company's use of derivative financial instruments are reviewed in Notes H and M, respectively, to the consolidated financial statements.

OUTLOOK

   In planning for 1997, prices for the Company's products remain uncertain. U.S. natural gas prices and worldwide crude oil prices have declined sharply in early 1997. In addition, the Company's U.S. downstream operations were incurring losses subsequent to year-end. In such an environment, constant reassessment of spending plans is required. The Company's capital expenditure budget for 1997 was prepared during the fall of 1996 and provides for expenditures of $462 million. A major portion of this amount, $402 million or 87 percent, is allocated for exploration and production. Geographically, about 37 percent of the exploration and production budget is designated for the U.S.; 29 percent for Canada, including $54 million for further development of the Hibernia and Terra Nova oil fields; 24 percent for the U.K., including $65 million for development costs related to the Schiehallion and Mungo/Monan oil fields; five percent for continuing development of oil fields in Ecuador; and the remaining five percent for other overseas operations. Refining, marketing, and transportation capital expenditures for 1997 are budgeted at $58 million, including $48 million in the U.S. and $5 million each in the U.K. and Canada. Capital and other expenditures are under constant review, and these budgeted amounts may be adjusted to reflect changes in estimated cash flow.

   As reviewed in Note Q to the consolidated financial statements, forward-looking statements in this Annual Report are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

QUARTERLY INFORMATION

------------------------------------------------------------------------------------------------------------------------------------
                                                                                    1996/1/
------------------------------------------------------------------------------------------------------------------------------------
                                                            First           Second         Third           Fourth
(Millions of dollars except per share amounts)            Quarter          Quarter       Quarter          Quarter           Year
------------------------------------------------------------------------------------------------------------------------------------
Sales and other operating revenues/2/................      $415.4            497.1         525.0            571.0        2,008.5
Income from continuing operations
  before income taxes/2/.............................        37.5             40.4          70.5             68.0          216.4
Income from continuing operations/2/.................        20.3             24.8          40.5             40.4          126.0
Income from discontinued operations/2/...............         3.7              3.3           1.8              3.1           11.9
Net income...........................................        24.0             28.1          42.3             43.5          137.9
Per Common share
    Income from continuing operations/2/.............         .45              .55           .90              .90           2.80
    Income from discontinued operations/2/...........         .09              .07           .04              .07            .27
    Net income.......................................         .54              .62           .94              .97           3.07
    Cash dividends...................................        .325             .325          .325             .325           1.30
Market Price
    High.............................................          44               46 3/8        49               56 1/2         56 1/2
    Low..............................................          40 3/4           42 5/8        42 1/4           47 1/4         40 3/4

------------------------------------------------------------------------------------------------------------------------------------
                                                                                    1995/1/
------------------------------------------------------------------------------------------------------------------------------------
Sales and other operating revenues/2/................      $382.0            424.7         398.1            407.7        1,612.5
Income (loss) from continuing operations
  before income taxes/2/.............................        17.8             33.3          (1.0)          (198.8)        (148.7)
Income (loss) from continuing operations/2/..........        11.3             17.9           6.2           (163.3)        (127.9)
Income from discontinued operations/2/...............         4.7              2.7           1.4               .5            9.3
Net income (loss)....................................        16.0             20.6           7.6           (162.8)        (118.6)
Per Common share
    Income (loss) from continuing operations/2/......         .25              .40           .14            (3.64)         (2.85)
    Income from discontinued operations/2/...........         .11              .06           .03              .01            .21
    Net income (loss)................................         .36              .46           .17            (3.63)         (2.64)
    Cash dividends...................................        .325             .325          .325             .325           1.30
Market Price
    High.............................................          45 3/8           44 3/8        42 3/8           42 1/2         45 3/8
    Low..............................................          40 3/8           40 7/8        38 3/8           37 1/2         37 1/2
------------------------------------------------------------------------------------------------------------------------------------

/1/The effects of special gains (losses) on quarterly net income are reviewed in Management's Discussion and Analysis. Quarterly totals, in millions of dollars, and the effect per Common share of these special items are reported in the following table.

------------------------------------------------------------------------------------------------------------------------------------
                                                          First           Second         Third           Fourth
                                                        Quarter          Quarter       Quarter          Quarter           Year
------------------------------------------------------------------------------------------------------------------------------------
    1996
    Quarterly totals.................................        $  -                -            17.7            4.5           22.2
    Per Common share.................................           -                -             .39            .10            .49
------------------------------------------------------------------------------------------------------------------------------------

    1995
    Quarterly totals.................................        $7.0                -             8.1         (167.1)        (152.0)
    Per Common share.................................         .16                -             .18          (3.73)         (3.39)
------------------------------------------------------------------------------------------------------------------------------------

/2/Each quarterly period in 1995 and the first two quarters of 1996 have been restated for discontinued operations.

Market prices of Common Stock are as quoted on the New York Stock Exchange. There were 4,093 stockholders of record at December 31, 1996.

REPORT OF MANAGEMENT
--------------------------------------------------------------------------------

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


INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

The Board of Directors and Stockholders
Murphy Oil Corporation:

    We have audited the accompanying consolidated balance sheets of Murphy Oil Corporation and Consolidated Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Murphy Oil Corporation and Consolidated Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

    As discussed in Note C to the consolidated financial statements, in 1995 the Company adopted the provisions of Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

KPMG PEAT MARWICK LLP

Shreveport, Louisiana
March 4, 1997

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars except per share amounts)
------------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31                                                                  1996                1995*             1994*
------------------------------------------------------------------------------------------------------------------------------------

REVENUES
Sales ........................................................................     $1,916,599           1,571,929         1,540,550
Other operating revenues......................................................         91,851              40,571            40,412
Interest, income from equity companies, and other nonoperating revenues.......         13,726              19,280            29,754
------------------------------------------------------------------------------------------------------------------------------------
    Total revenues                                                                  2,022,176           1,631,780         1,610,716
------------------------------------------------------------------------------------------------------------------------------------

COSTS AND EXPENSES
Crude oil, products, and related operating expenses...........................      1,483,914           1,218,083         1,179,826
Exploration expenses, including undeveloped lease amortization................         70,206              65,755            42,741
Selling and general expenses..................................................         66,402              63,788            62,884
Depreciation, depletion, and amortization.....................................        182,381             221,871           194,999
Impairment of long-lived assets...............................................              -             198,988                 -
Provision for reduction-in-force..............................................              -               6,610                 -
Interest expense..............................................................         13,120              14,428            12,398
Interest capitalized..........................................................        (10,202)             (9,015)           (9,842)
------------------------------------------------------------------------------------------------------------------------------------
    Total costs and expenses                                                        1,805,821           1,780,508         1,483,006
------------------------------------------------------------------------------------------------------------------------------------

Income (loss) from continuing operations before income taxes..................        216,355            (148,728)          127,710
Federal and state income taxes (benefits).....................................         43,860              (6,233)           25,627
Foreign income taxes (benefits)...............................................         46,539             (14,576)           12,736
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                                              125,956            (127,919)           89,347
------------------------------------------------------------------------------------------------------------------------------------

DISCONTINUED FARM, TIMBER, AND REAL ESTATE OPERATIONS
Income from discontinued operations...........................................         13,999               9,307            17,281
Costs of spin-off transaction.................................................         (2,100)                  -                 -
------------------------------------------------------------------------------------------------------------------------------------
   Total discontinued operations                                                       11,899               9,307            17,281
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                                  $  137,855            (118,612)          106,628
====================================================================================================================================


PER COMMON SHARE
Continuing operations.........................................................     $     2.80               (2.85)             1.99
Discontinued operations.......................................................            .27                 .21               .38
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                  $     3.07               (2.64)             2.37
====================================================================================================================================

Average Common shares outstanding                                                  44,977,110          44,866,699        44,882,182
====================================================================================================================================

*Restated for discontinued operations.

See notes to consolidated financial statements, page 35.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)
------------------------------------------------------------------------------------------------------------------------------------
December 31                                                                                         1996                 1995*
------------------------------------------------------------------------------------------------------------------------------------

ASSETS
Current assets
    Cash and cash equivalents.............................................................    $  109,707               60,853
    Accounts receivable, less allowance for doubtful accounts
      of $15,267 in 1996 and $5,766 in 1995...............................................       319,661              230,208
    Inventories
        Crude oil and raw materials.......................................................        42,811               52,417
        Finished products.................................................................        44,310               61,433
        Materials and supplies............................................................        44,234               40,063
    Prepaid expenses......................................................................        29,820               28,141
    Deferred income taxes.................................................................        19,626               17,392
------------------------------------------------------------------------------------------------------------------------------------
            Total current assets..........................................................       610,169              490,507
Property, plant, and equipment, at cost less accumulated depreciation,
  depletion, and amortization of $2,573,606 in 1996 and $2,647,143 in 1995................     1,556,830            1,377,455
Deferred charges and other assets.........................................................        76,787               85,764
Net investment in discontinued operations.................................................             -              144,740
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              $2,243,786            2,098,466
====================================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
    Current maturities of long-term obligations...........................................    $   13,635               10,632
    Accounts payable......................................................................       406,583              288,935
    Withholdings and collections due governmental agencies................................        45,640               35,626
    Other accrued liabilities.............................................................        50,790               46,678
    Income taxes..........................................................................        37,393               21,248
------------------------------------------------------------------------------------------------------------------------------------
            Total current liabilities.....................................................       554,041              403,119
Notes payable and capitalized lease obligations...........................................        20,871               21,647
Nonrecourse debt of a subsidiary..........................................................       180,957              171,499
Deferred income taxes.....................................................................       127,319              103,549
Reserve for dismantlement costs...........................................................       152,528              144,893
Reserve for major repairs.................................................................        29,776               11,417
Deferred credits and other liabilities....................................................       150,816              141,197
Stockholders' equity
    Cumulative Preferred Stock, par $100, authorized 400,000 shares, none issued..........             -                    -
    Common Stock, par $1.00, authorized 80,000,000 shares, issued 48,775,314 shares.......        48,775               48,775
    Capital in excess of par value........................................................       509,008              507,758
    Retained earnings.....................................................................       550,699              643,699
    Currency translation adjustments......................................................        22,573                4,568
    Unamortized restricted stock awards...................................................        (1,298)                (592)
    Treasury stock........................................................................      (102,279)            (103,063)
------------------------------------------------------------------------------------------------------------------------------------
            Total stockholders' equity                                                         1,027,478            1,101,145
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              $2,243,786            2,098,466
====================================================================================================================================

*Restated for discontinued operations.

See notes to consolidated financial statements, page 35.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)
--------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31                                                                     1996            1995*           1994*
--------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Income (loss) from continuing operations............................................    $125,956        (127,919)         89,347
Adjustments to reconcile above income (loss) to net cash provided by operating activities
   Depreciation, depletion, and amortization........................................     182,381         221,871         194,999
   Impairment of long-lived assets..................................................           -         198,988               -
   Provisions for major repairs.....................................................      24,797          25,375          22,571
   Expenditures for major repairs and dismantlement costs...........................     (10,839)        (13,820)        (55,284)
   Exploratory expenditures charged against income..................................      60,532          55,055          31,696
   Amortization of undeveloped leases...............................................       9,674          10,700          11,045
   Deferred and noncurrent income tax charges (credits).............................      28,464         (46,961)         21,259
   Pretax gains from disposition of assets..........................................     (34,369)         (3,136)           (916)
   Other - net......................................................................       5,889          17,201          (1,058)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                         392,485         337,354         313,659
   (Increase) decrease in operating working capital other than cash
     and cash equivalents...........................................................      77,111         (36,609)        (18,877)
   Net recoveries on insurance claim to repair hurricane damage.....................           -           7,619          14,673
   Other adjustments related to continuing operations...............................       2,884           1,514           2,796
--------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by continuing operations....................................     472,480         309,878         312,251
    Net cash provided by discontinued operations....................................      18,158          13,061          24,931
--------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                          490,638         322,939         337,182
--------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Capital expenditures requiring cash.................................................    (418,056)       (287,151)       (385,921)
Proceeds from sale of property, plant, and equipment................................      55,536           8,281           4,417
Other continuing operations - net...................................................      (1,128)        (10,158)        (17,375)
Investing activities of discontinued operations.....................................     (17,402)         (8,596)        (10,313)
--------------------------------------------------------------------------------------------------------------------------------
      Net cash required by investing activities                                         (381,050)       (297,624)       (409,192)
--------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Additions to notes payable and capitalized lease obligations........................           -               -          28,076
Reductions of notes payable and capitalized lease obligations.......................        (776)        (28,004)         (3,336)
Additions to nonrecourse debt of a subsidiary.......................................      23,089          59,489          42,793
Reduction of nonrecourse debt of a subsidiary.......................................     (10,628)         (7,604)         (7,614)
Cash dividends paid.................................................................     (58,294)        (58,257)        (58,232)
--------------------------------------------------------------------------------------------------------------------------------
      Net cash provided (required) by financing activities                               (46,609)        (34,376)          1,687
--------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                               2,277             201             242
--------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents................................      65,256          (8,860)        (70,081)
(Increase) decrease applicable to discontinued operations...........................     (16,402)            913              82
--------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents of continuing operations.......      48,854          (7,947)        (69,999)
Cash and cash equivalents of continuing operations at January 1.....................      60,853          68,800         138,799
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents of continuing operations at December 31                       $109,707          60,853          68,800
================================================================================================================================

*Restated for discontinued operations.

See notes to consolidated financial statements, page 35.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)
----------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31                                                                   1996            1995                1994
----------------------------------------------------------------------------------------------------------------------------------
CUMULATIVE PREFERRED STOCK - par $100, authorized
  400,000 shares, none issued                                                        $        -              -                   -
----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK - par $1.00, authorized 80,000,000 shares,
  issued 48,775,314 shares at beginning and end of year                                 48,775          48,775              48,775
----------------------------------------------------------------------------------------------------------------------------------
CAPITAL IN EXCESS OF PAR VALUE
Balance at beginning of year......................................................     507,758         507,797             507,292
Exercise and surrender of stock options...........................................         450              40                 226
Restricted stock transactions.....................................................         800             (79)                279
----------------------------------------------------------------------------------------------------------------------------------
   Capital in excess of par value at end of year                                       509,008         507,758             507,797
----------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
Balance at beginning of year......................................................     643,699         820,568             772,172
Net income (loss) for the year....................................................     137,855        (118,612)            106,628
Distribution of common stock of Deltic Timber Corporation to stockholders.........    (172,561)              -                   -
Cash dividends - $1.30 a share....................................................     (58,294)        (58,257)            (58,232)
----------------------------------------------------------------------------------------------------------------------------------
   Retained earnings at end of year                                                    550,699         643,699             820,568
----------------------------------------------------------------------------------------------------------------------------------
CURRENCY TRANSLATION ADJUSTMENTS
Balance at beginning of year......................................................       4,568          (2,403)             (1,514)
Translation gains (losses) during the year........................................      18,005           6,971                (889)
----------------------------------------------------------------------------------------------------------------------------------
   Currency translation adjustments at end of year                                      22,573           4,568              (2,403)
----------------------------------------------------------------------------------------------------------------------------------
UNAMORTIZED RESTRICTED STOCK AWARDS
Balance at beginning of year......................................................        (592)           (993)               (660)
Stock awards......................................................................      (1,023)              -                (800)
Amortization, forfeitures, and changes in price of Common Stock...................         317             401                 467
----------------------------------------------------------------------------------------------------------------------------------
   Unamortized restricted stock awards at end of year                                   (1,298)           (592)               (993)
----------------------------------------------------------------------------------------------------------------------------------
TREASURY STOCK
Balance at beginning of year......................................................    (103,063)       (103,065)           (103,715)
Exercise and surrender of stock options...........................................         543              67                 308
Awarded restricted stock, net of forfeitures......................................         241             (65)                342
----------------------------------------------------------------------------------------------------------------------------------
   Treasury stock at end of year - 3,912,971 shares of Common Stock in 1996,
    3,942,800 shares in 1995, and 3,942,868 shares in 1994, at cost                   (102,279)       (103,063)           (103,065)
----------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                          $1,027,478       1,101,145           1,270,679
==================================================================================================================================

See notes to consolidated financial statements, page 35.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - Murphy Oil Corporation is an international oil and gas company that conducts business through various operating subsidiaries. Oil and natural gas is produced in the U.S., Canada, the U.K. North Sea, and Ecuador. The Company also conducts exploration activities in numerous countries and has an interest in a Canadian synthetic crude oil operation, the world's largest. The Company operates two oil refineries in the U.S. and shares ownership in a U.K. refinery. Murphy markets petroleum products under various brand names in the U.S., the U.K., and Canada and trades and transports crude oil in Canada.

Principles of Consolidation - The consolidated financial statements include the accounts of Murphy Oil Corporation and all majority-owned subsidiaries. Investments in affiliates in which the Company has 20- to 50-percent ownership are accounted for by the equity method. Other investments are generally carried at cost. All significant intercompany accounts and transactions have been eliminated.

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

In 1995 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Under SFAS No. 121, oil and gas properties are evaluated by field for potential impairment; other long-lived assets are evaluated on a specific asset basis or in groups of similar assets, as applicable. An impairment is recognized when the undiscounted estimated future net cash flows of an evaluated asset are less than the carrying value of the asset. Previously, worldwide undiscounted future net cash flows for oil and gas properties were compared annually to net capitalized cost of proved properties to determine if an impairment had occurred. As warranted by events, significant, high-cost properties were assessed for permanent impairment based on discounted future net cash flows.

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

Environmental Liabilities - A provision for environmentally related obligations is recorded by a charge to expense when it is determined that the Company's liability for an environmental assessment and/or cleanup is probable and the cost can be reasonably estimated. Related expenditures are charged against the reserve. Environmental remediation liabilities have not been discounted to reflect the time value of future expected payments. Environmental expenditures that have future economic benefit are capitalized.

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

Foreign Currency Translation - Local currency is the functional currency used for recording operations in Canada and Spain and the majority of activities in the U.K. The U.S. dollar is the functional currency used to record all other operations. Gains or losses that result from translating accounts from foreign functional currencies into U.S. dollars are included in "Currency Translation Adjustments" in "Stockholders' Equity." Gains or losses that result from specific transactions in a currency other than the functional currency are included in income.

Derivatives - Financial instruments (generally crude oil swaps) that reduce the financial exposure of U.S. refinery operations to unfavorable market movements related to anticipated crude oil purchases are accounted for as hedges. Gains and losses on these contracts are included in costs in the periods that the hedged oil purchases occur. A loss is recognized if the estimated cost of the future crude purchases, including settlement costs of these contracts, exceeds the estimated net realizable value of the related finished products. Foreign exchange contracts that reduce the financial exposure to fluctuations in foreign currency exchange rates are accounted for as hedges. These contracts, which relate to existing obligations or commitments, generally involve the exchange of one currency for another at a future date. Gains and losses are recognized in income or as adjustments to the carrying amounts when the hedged transactions occur.

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

Use of Estimates - In the preparation of financial statements of the Company in conformity with generally accepted accounting principles, management has made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results may differ from the estimates.

NOTE B - DISCONTINUED OPERATIONS

On December 31, 1996, Murphy completed a tax-free spin-off to its stockholders of all the common stock of its wholly owned farm, timber, and real estate subsidiary Deltic Farm & Timber Co, Inc. (reincorporated as "Deltic Timber Corporation"). The spin-off resulted in a net charge of $172,561,000 to "Retained Earnings" in 1996. As a result of the transaction, activities of the farm, timber, and real estate segment have been accounted for as discontinued operations, with prior periods restated to conform to the 1996 presentation. Selected operating results for these activities, presented as net amounts in the Consolidated Statements of Income, were as follows.

-----------------------------------------------------------------------
(Thousands of dollars except
    per share amounts)                        1996      1995       1994
-----------------------------------------------------------------------
Revenues.................................  $87,746    79,433     88,447
Income tax provisions....................    8,878     5,394     11,909
Income from operations...................   13,999     9,307     17,281
Costs of spin-off transaction............   (2,100)        -          -
Income from operations per share ........      .31       .21        .38
Costs of spin-off transaction per share..     (.04)        -          -
-----------------------------------------------------------------------

Components of net assets of discontinued farm, timber, and real estate activities, presented as a net amount in the Consolidated Balance Sheet at December 31, 1995, were as follows.

------------------------------------------------------------------------
(Thousands of dollars)                                             1995
------------------------------------------------------------------------
Current assets..............................................   $ 29,612
Property and equipment - net................................    109,777
Other noncurrent assets.....................................     25,998
Current liabilities.........................................    (12,491)
Noncurrent liabilities......................................     (8,156)
------------------------------------------------------------------------
     Net investment in discontinued operations..............   $144,740
========================================================================

NOTE C - ACCOUNTING CHANGE

Effective October 1, 1995, the Company adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The effects of this accounting change were a reduction in the carrying value of property, plant, and equipment by $198,988,000 and an after-tax reduction of income by $168,367,000, $3.75 a share. The asset impairments resulted from management's expectation of a continuation into the foreseeable future of the low-price environment for crude oil, natural gas, and petroleum products that confronted the oil and gas industry throughout most of 1995. The carrying values for assets determined to be impaired were adjusted to fair values based on estimated future net cash flows for such assets, discounted at a market rate of interest. Properties determined to be impaired were certain oil and gas assets (Ecuadoran fields; two U.K. North Sea fields; four U.S. fields, primarily in the Gulf of Mexico; and a Spanish property) and U.K. refining and marketing assets.

NOTE D - PROPERTY, PLANT, AND EQUIPMENT

--------------------------------------------------------------------------
                                   Investment                Investment
(Thousands of dollars)      December 31, 1996         December 31, 1995
--------------------------------------------------------------------------
                               Cost       Net           Cost/1/    Net/1/
--------------------------------------------------------------------------
Exploration and
  production..........   $3,215,266 1,139,324/2/   3,163,843    975,801/2/
Refining..............      639,152   264,588        601,869    257,497
Marketing.............      169,905    96,506        160,234     92,734
Transportation........       75,582    39,715         67,258     34,315
Corporate and other...       30,531    16,697         31,394     17,108
--------------------------------------------------------------------------
                         $4,130,436 1,556,830      4,024,598  1,377,455
==========================================================================

/1/ Restated for discontinued operations.
/2/ Includes $17,989 in 1996 and $17,239 in 1995 related to administrative assets and support equipment.

The Company leases land, service stations, and other facilities under operating leases. Future minimum rental commitments under noncancelable operating leases are not material. Commitments for capital expenditures were approximately $243,000,000 at December 31, 1996.

NOTE E - FINANCING ARRANGEMENTS

At December 31, 1996, the Company had committed credit facilities with two major banks totaling an equivalent US $200,000,000 for a combination of U.S. dollar and Canadian dollar borrowings. In addition, the Company had a committed facility of US $114,496,000 with another major bank that is only subject to drawdown based on the availability of loan guarantees from the Canadian government. Depending upon the credit facility, borrowings bear interest at prime or various cost of fund options. Facility fees are due at varying rates on certain of the commitments. The facilities expire at dates ranging from 1997 through 1999. At December 31, 1996 and 1995, U.S. dollar and Canadian dollar commercial paper totaling an equivalent US $114,496,000 and US $110,296,000, supported by a bank credit facility, was classified as long-term nonrecourse debt. In addition, the Company had lines of credit with banks at December 31, 1996, totaling an equivalent US $160,432,000 for a combination of U.S. dollar and Canadian dollar borrowings. No amounts were outstanding at December 31, 1996, and these lines could be withdrawn at any time.

At year-end 1996, the Company had a shelf registration on file with the Securities and Exchange Commission that would permit the offer and sale of $250,000,000 in debt securities. No securities had been issued as of December 31, 1996.

NOTE F - LONG-TERM OBLIGATIONS

-----------------------------------------------------------------------------
(Thousands of dollars)
-----------------------------------------------------------------------------
December 31                                              1996      1995
-----------------------------------------------------------------------------
Notes payable to bank, 10.1%, due 2004                $ 20,000    20,000
-----------------------------------------------------------------------------
Capitalized lease obligations due 1997-2021; 6%, 8%        875     1,651
-----------------------------------------------------------------------------
Nonrecourse debt of a subsidiary
  Guaranteed credit facility with bank
       Commercial paper, 2.80% to 5.46%,
          $45,096 payable in Canadian dollars,
          supported by credit facility, due 1998.....  114,496   110,296
  Loan payable to Canadian government, interest-
    free, due 1999-2008, payable in Canadian dollars.   37,944    19,055
  Promissory note, 6.25%, due 1997-1998,
    payable in Canadian dollars......................   42,148    52,776
------------------------------------------------------------------------------

              Subtotal                                 194,588   182,127
------------------------------------------------------------------------------

              Total..................................  215,463   203,778
Current maturities...................................  (13,635)  (10,632)
------------------------------------------------------------------------------
              Total long-term obligations             $201,828   193,146
================================================================================

*Restated for discontinued operations.

Amounts becoming due for the four years after 1997 are: 1998, $28,521,000; 1999, $3,799,000; 2000, $3,799,000; and 2001, $12,556,000.

The nonrecourse guaranteed credit facility was arranged to finance expenditures for the Hibernia oil field. Subject to certain conditions and limitations, the Canadian government has unconditionally guaranteed repayment of amounts drawn under/supported by the credit facility to lenders that possess qualifying Participation Certificates. The Company has obtained the maximum borrowing available under the Primary Guarantee Facility at December 31, 1996. The Company also has other loan guarantee commitments from the Canadian government. The amount guaranteed declines quarterly beginning the earlier of January 1, 2002 or two years after cumulative production reaches 25 million barrels; no guaranteed financing is available after January 1, 2016. A guarantee fee of .5 percent is payable annually in arrears to the Canadian government. Since the Company intends to refinance outstanding debt under the guaranteed credit facility, the debt is not reflected as becoming due in 1998.

The 6.25-percent promissory note of Cdn $55,970,000 (US $42,148,000 at a hedged exchange rate) is payable to the province of Alberta and is secured by a debenture, which mortgages the Company's interest in the Syncrude project and its production therefrom. The province's right to recover the principal and interest on the note is limited to the mortgaged property and funds available from that production.

NOTE G - INCOME TAXES

The components of income (loss) from continuing operations before income taxes and income tax expense (benefit) were as follows.

--------------------------------------------------------------------------------
(Thousands of dollars)                        1996      1995/1/    1994/1/
--------------------------------------------------------------------------------
Income (loss) from continuing
  operations before income taxes
     United States......................  $104,888    (5,574)    76,505
     Foreign............................   111,467  (143,154)    51,205
--------------------------------------------------------------------------------
                                          $216,355  (148,728)   127,710
================================================================================
Income tax expense (benefit)
     Continuing operations
          Federal - Current/2/..........  $ 16,445     5,619     (3,952)
                    Deferred............    15,837   (20,800)    23,593
                    Noncurrent..........     8,762     9,008      3,708
--------------------------------------------------------------------------------
                                            41,044    (6,173)    23,349
--------------------------------------------------------------------------------
          State   - Current                  2,816       (60)     2,278
--------------------------------------------------------------------------------
          Foreign - Current.............    46,130    22,929     15,398
                    Deferred............     4,095   (19,580)       183
                    Noncurrent..........    (3,686)  (17,925)    (2,845)
--------------------------------------------------------------------------------
                                            46,539   (14,576)    12,736
--------------------------------------------------------------------------------
            Total continuing operations.    90,399   (20,809)    38,363
     Discontinued operations............     8,878     5,394     11,909
--------------------------------------------------------------------------------
                                          $ 99,277   (15,415)    50,272
================================================================================

/1/Restated for discontinued operations.
/2/Net of benefits of $1,035 in 1996, $4,273 in 1995, and $1,923 in 1994 for
   alternative minimum tax credit.

Noncurrent taxes relate to petroleum revenue taxes payable to the U.K. government ($2,774,000 and $6,330,000 at December 31, 1996 and 1995 and
classified in the Consolidated Balance Sheets as "Deferred Credits and Other Liabilities") and to matters not resolved with various taxing authorities. The significant components of deferred income tax expense (benefit) attributable to income (loss) from continuing operations before income taxes for the years ended December 31, 1996, 1995, and 1994 were as follows.

--------------------------------------------------------------------------------
(Thousands of dollars)                        1996      1995*        1994*
--------------------------------------------------------------------------------
Deferred tax expense (exclusive of the
   effects of the component listed below
   on deferred tax assets and liabilities
   at the beginning of each year).......    $17,754    (36,053)   23,794
Estimated tax credit carryforward
   (increase) decrease..................      2,178     (4,327)      (18)
--------------------------------------------------------------------------------
      Total deferred tax expense (benefit)  $19,932    (40,380)   23,776
================================================================================

*Restated for discontinued operations.

Following is a reconciliation of the U.S. statutory income tax rate to the Company's effective rates on income (loss) from continuing operations before income taxes.

--------------------------------------------------------------------------------
                                              1996      1995*        1994*
--------------------------------------------------------------------------------
U.S. statutory income tax rate...............   35%      (35)%       35%
Foreign asset impairment with no tax benefit.    -        24          -
Foreign income subject to foreign
   taxes at greater than U.S. statutory rate.    7         7          3
Refund and settlement of foreign taxes.......   (1)       (5)        (5)
Refund and settlement of U.S. taxes..........    -        (5)        (3)
State income taxes...........................    1         -          1
Other, net...................................    -         -         (1)
--------------------------------------------------------------------------------
      Effective income tax rates                42%      (14)%       30%
================================================================================

*Restated for discontinued operations.

An analysis of the Company's deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 showing the tax effects of significant temporary differences follows.

--------------------------------------------------------------------------------
(Thousands of dollars)                                  1996       1995/1/
--------------------------------------------------------------------------------
Deferred tax assets
     Property and leasehold costs................  $  58,185     60,540
     Reserves for dismantlements and major repairs    60,404     52,766
     Federal alternative minimum
        tax credit carryforward/2/...............      6,065      8,243
     Postretirement and other employee benefits..     20,486     17,413
     Other deferred tax assets...................     30,524     30,082
--------------------------------------------------------------------------------
           Total gross deferred tax assets.......    175,664    169,044
     Less valuation allowance....................    (33,609)   (34,597)
--------------------------------------------------------------------------------
           Net deferred tax assets                   142,055    134,447
--------------------------------------------------------------------------------
Deferred tax liabilities
     Property, plant, and equipment..............    (43,198)   (49,071)
     Accumulated depreciation,
        depletion, and amortization..............   (184,445)  (147,018)
     Other deferred tax liabilities..............    (22,105)   (24,928)
--------------------------------------------------------------------------------
           Total gross deferred tax liabilities     (249,748)  (221,017)
--------------------------------------------------------------------------------
           Net deferred tax liabilities            $(107,693)   (86,570)
================================================================================

/1/Restated for discontinued operations.
/2/Available to reduce future U.S. federal income taxes over an indefinite period.

In management's judgment, the net deferred tax assets in the preceding table will more likely than not be realized as reductions of future taxable income or by utilizing available tax planning strategies. The valuation allowance for deferred tax assets decreased $988,000 in 1996 after decreasing $4,718,000 in 1995; the change in each year offset the change in certain deferred tax assets. Any subsequent reductions of the valuation allowance will be reported as reductions of income tax expense assuming no offsetting change in the deferred tax asset.

The Company has not recorded a deferred tax liability of $9,075,000 related to undistributed earnings of certain foreign subsidiaries at December 31, 1996, because the earnings are considered permanently invested.

Income tax returns are subject to audit by the Internal Revenue Service and tax authorities of other countries. In 1996, 1995, and 1994, the Company recorded benefits to income of $5,120,000, $13,603,000, and $6,365,000, respectively, from settlement of various U.S. and foreign tax issues related to prior years. The Company believes that adequate accruals have been made for unsettled issues.

NOTE H - CURRENCY TRANSLATION

Cumulative translation gains and losses are included in "Stockholders' Equity." At December 31, 1996, components of the net cumulative gain of $22,573,000 were gains (losses) of $42,388,000 for pounds sterling, $(21,143,000) for Canadian dollars, and $1,328,000 for all other currencies. Comparability of net income was not significantly affected by exchange rate fluctuations in 1996, 1995, or 1994.

NOTE I - STOCKHOLDER RIGHTS PLAN

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

NOTE J - INCENTIVE PLANS

The Company's 1992 Stock Incentive Plan (the Plan) permits annual awards of shares of the Company's Common Stock to executives and other key employees. Under the Plan, the Executive Compensation and Nominating Committee (the Committee) is authorized to grant: (1) stock options (nonqualified or incentive), (2) stock appreciation rights (SAR), and (3) restricted stock awards. Total annual shares granted may not exceed .5 percent of shares outstanding at the end of the preceding year; any allowed shares not granted may be awarded in future years. The Company applies APB Opinion No. 25 to account for stock-based compensation plans. Accordingly, costs of options and restricted stock are accrued over the vesting/performance periods and adjusted for subsequent changes in fair market value of the shares. Compensation cost charged against income for stock-based compensation was $5,566,000 in 1996, $222,000 in 1995, and $1,457,000 in 1994, and there were no significant modifications of outstanding awards in the last three years. Had compensation cost of the Company's stock-based compensation plans been determined based on the fair value of the instruments at the grant dates using the provisions of SFAS No. 123, the Company's net income and earnings per share would be the following pro forma amounts.

--------------------------------------------------------------------------
(Thousands of dollars except per share data)            1996       1995
--------------------------------------------------------------------------
Net income         - As reported.................    $137,855   (118,612)
                     Pro forma...................     138,570   (118,979)

Earnings per share - As reported.................    $   3.07      (2.64)
                     Pro forma...................        3.08      (2.65)
--------------------------------------------------------------------------

 . Stock options - For each option granted under the Plan, The Committee fixes the option price at no less than fair market value on the date of the grant and fixes the option term, not to exceed 10 years from date of grant. Each option granted to date has been for 10 years and nonqualified, with an option price no less than the fair market value on the grant date, and each grantee is permitted to surrender options for equivalent value of stock at the date of surrender. One half of each grant may be exercised or surrendered after two years and the remainder after three years.

   For the pro forma net income calculation in the preceding table, the fair value of each option on the date of grant was estimated using the Black-Scholes option-pricing model and the following assumptions for awards in 1996 and 1995, respectively: dividend yields of 3.20 percent and 3.04 percent; expected volatility of 17.64 percent and 19.76 percent; risk-free interest rates of 5.26 percent and 7.45 percent; and expected lives of five years. Using these assumptions, the weighted-average grant-date fair values per share of options granted in 1996 and 1995 were $7.27 and $10.21, respectively.

   Changes in options outstanding, including shares issued under a prior plan, were as follows.

--------------------------------------------------------------------------
                                                                   Average
                                                      Number      Exercise
                                                   of Shares         Price
--------------------------------------------------------------------------
   Outstanding January 1, 1994....................   377,017        $36.72
   Granted........................................    69,500         39.94
   Surrendered....................................   (54,950)        34.86
   Forfeited/expired..............................   (51,837)        41.18
------------------------------------------------------------
   Outstanding December 31, 1994..................   339,730         37.00
   Granted........................................   142,000         43.94
   Surrendered....................................   (33,250)        35.86
   Forfeited/expired..............................   (23,250)        39.20
------------------------------------------------------------
   Outstanding December 31, 1995..................   425,230         39.28
   Granted........................................   168,000         42.44
   Surrendered....................................  (105,006)        36.47
   Forfeited......................................   (47,625)        42.82
------------------------------------------------------------
   Outstanding December 31, 1996                     440,599         40.77
==========================================================================
   Exercisable December 31, 1994..................   147,480        $36.32
   Exercisable December 31, 1995..................   198,355         36.31
   Exercisable December 31, 1996..................   153,223         36.92
==========================================================================

   Additional information about stock options outstanding at December 31, 1996 follows.

-------------------------------------------------------------------------
                            Options Outstanding    Options Exercisable
-------------------------------------------------------------------------
   Range of            No. of   Avg. Life     Avg.    No. of      Avg.
   Exercise Prices    Options    in Years    Price   Options     Price
-------------------------------------------------------------------------
   $27.13 to $40.00   169,099         5.6   $37.14   145,223    $36.68
   $41.00 to $43.94   271,500         8.5    43.04     8,000     41.30
-------------------------------------------------------------------------
   $27.13 to $43.94   440,599         7.4   $40.77   153,223    $36.92
=========================================================================

 .  SAR - SAR may be granted in conjunction with or independent of stock options;
   the Committee determines when SAR may be exercised and the price. No SAR have been granted.

 . Restricted stock - Shares of restricted stock were granted in 1992, 1994, and 1996, with vesting for each grant contingent upon the Company's achieving specific financial objectives at the end of a five-year performance period. Additional shares may be awarded if objectives are exceeded, but the grant may be forfeited if objectives are not met. During the performance period, the grantee may vote and receive dividends on the shares, but shares are subject to transfer restrictions and are all or partially forfeited if a grantee terminates, depending upon the reason. The grantee may be reimbursed by the Company for personal income tax liability on the value of stock awarded. For the pro forma net income calculation, the fair value per share of restricted stock granted in 1996 was $42.44, the grant-date market price of the stock. On December 31, 1996, the performance period ended for shares granted in 1992; based on financial objectives achieved, 50 percent of eligible shares granted in 1992 were awarded and the remaining shares were forfeited.

   Changes in restricted stock outstanding were as follows.

--------------------------------------------------------------------------
   (Number of shares)                         1996      1995       1994
--------------------------------------------------------------------------
   Balance at beginning of year...........  38,011    40,511     27,511
   Granted................................  24,250         -     20,000
   Awarded................................ (10,563)        -          -
   Forfeited.............................. (15,186)   (2,500)    (7,000)
--------------------------------------------------------------------------
   Balance at end of year                   36,512    38,011     40,511
==========================================================================

 . Cash awards - The Company has an Incentive Compensation Plan that provides for annual cash awards to officers, directors, and key employees based on actual results for a year compared to financial performance objectives established at the beginning of that year. The Plan is administered by the Committee. Provisions of $3,100,000, $400,000, and $1,200,000 were recorded in 1996, 1995, and 1994, respectively, in anticipation of future awards.

NOTE K - EMPLOYEE AND RETIREE BENEFITS

Retirement Plans - The Company has noncontributory defined benefit retirement plans that cover substantially all employees. Benefits are based on years of service and final-pay or career-average-pay formulas as defined by the plans. The Company also has a nonqualified supplemental plan for directors and supplemental plans that provide benefits to employees whose defined benefits under their retirement plan formula cannot be fully funded because of statutory limitations on the amount of benefits that may be paid from qualified plans. As part of a reduction-in-force program, special termination benefits were offered certain U.S. employees in 1995; a curtailment gain resulted from reduced future service cost for employees accepting the offer.

Retirement expense (credit) and its components for 1996, 1995, and 1994 are shown in the following table.

---------------------------------------------------------------------------
U.S. Plans
---------------------------------------------------------------------------
(Thousands of dollars)                        1996      1995       1994
---------------------------------------------------------------------------
Service cost - benefits earned during
  the year...............................  $ 3,191     3,266      3,736
Interest accrued on benefits earned
  in prior years.........................   11,609    10,984     10,465
Actual return on plan assets.............  (21,641)  (32,876)    (3,761)
Net amortization and deferral............    4,739    18,456    (10,900)
---------------------------------------------------------------------------
     Retirement expense reduction*.......   (2,102)     (170)      (460)
Special termination benefits.............        -     7,005          -
Curtailment gain.........................        -    (2,494)         -
---------------------------------------------------------------------------
     Net retirement expense (credit)       $(2,102)    4,341       (460)
===========================================================================

*Major assumptions were discount rates of 7.00% for 1996, 7.50% for 1995, and 6.75% for 1994 and assumed long-term rate of return on plan assets of 8.50% for each year.

Net retirement expense (credit) included in "Income from Discontinued Operations" in the Consolidated Statements of Income was $(69,000) in 1996, $(12,000) in 1995, and $(3,000) in 1994.

--------------------------------------------------------------------------
Non-U.S. Plans
--------------------------------------------------------------------------
(Thousands of dollars)                        1996      1995       1994
--------------------------------------------------------------------------
Service cost - benefits earned during
  the year................................  $1,528     1,482      1,537
Interest accrued on benefits earned
  in prior years..........................   2,620     2,173      2,404
Actual return on plan assets..............  (5,011)   (3,652)      (894)
Net amortization and deferral.............     910       811     (2,323)
--------------------------------------------------------------------------
     Retirement expense*                    $   47       814        724
==========================================================================

*Major assumptions were discount rates of 7.50%-9.50% in 1996 and 1995, and 6.50%-7.50% in 1994 and assumed long-term rates of return on plan assets of 7.50%-9.50% in 1996 and 1995, and 6.50%-7.50% in 1994.

Amounts contributed to U.S. funded plans are actuarially determined and are at least the minimum required by the Employee Retirement Income Security Act of 1974. Amounts contributed to non-U.S. plans are based on local laws. The supplemental plans are unfunded, and accumulated benefits exceeded assets in one funded plan in 1995. Accumulated benefits in excess of assets in these plans were $5,501,000 in 1996 and $5,906,000 in 1995; these amounts have been netted in the following table, which sets forth the combined funded status of plans and amounts recognized in the Consolidated Balance Sheets.

---------------------------------------------------------------------------------------------------------------------------------
                                                                                               U.S. Plans          Non-U.S. Plans
---------------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)                                                                  1996         1995        1996        1995
---------------------------------------------------------------------------------------------------------------------------------
Present value of accumulated benefits based on years of
 service, applicable pay formula, and present pay levels
   Vested.........................................................................  $138,428      142,238      27,991      24,060
   Nonvested......................................................................     5,494        7,023         120         188
---------------------------------------------------------------------------------------------------------------------------------
      Accumulated benefit obligation/1/...........................................   143,922      149,261      28,111      24,248
Provision for future pay increases................................................    15,592       17,514       6,298       6,645
---------------------------------------------------------------------------------------------------------------------------------
      Projected benefit obligation/1/.............................................   159,514      166,775      34,409      30,893
Plan assets - at market value/2/..................................................   185,355      181,791      44,935      38,574
---------------------------------------------------------------------------------------------------------------------------------
      Plan assets in excess of projected benefit obligation.......................    25,841       15,016      10,526       7,681
Unrecognized net asset from transition to SFAS No. 87/3/..........................   (13,529)     (15,667)     (2,143)     (2,268)
Unrecognized net loss (gain) from unfavorable (favorable) actuarial experience....    (4,740)       7,302     (14,612)    (11,417)
Unrecognized prior service cost...................................................     1,421        1,861       2,718       2,655
Additional minimum liability......................................................      (360)        (474)          -           -
---------------------------------------------------------------------------------------------------------------------------------
      Prepaid (accrued) retirement cost                                             $  8,633        8,038      (3,511)     (3,349)
=================================================================================================================================

/1/Major assumptions for U.S. plans were discount rates of 7.50% for 1996 and 7.00% for 1995 and future pay rate increases of 4.60% for 1996 and 1995. Major assumptions for non-U.S. plans were discount rates of 7.50%-9.50% for 1996 and 1995 and future pay rate increases of 6.00%-7.00% for 1996 and 1995.
/2/Primarily includes listed stocks and bonds, government securities, U.S.
   agency bonds, corporate bonds, and group annuity contracts.
/3/Being amortized over periods of 14 to 19.2 years.

Prepaid retirement cost of $1,299,000 was included in "Net Investment in Discontinued Operations" in the Consolidated Balance Sheet at December 31, 1995.

Thrift Plans - Most employees of the Company in the U.S. and Canada may participate in thrift plans by allotting up to a specified percentage of their base pay. The Company matches contributions at a stated percentage of each employee's allotment based on length of participation in the plans. Company contributions to these plans were $2,784,000 in 1996, $2,952,000 in 1995, and $2,707,000 in 1994, including $190,000 in 1996, $157,000 in 1995, and $144,000 in 1994 that were included in "Income from Discontinued Operations" in the Consolidated Statements of Income.

Postretirement Benefits - In the U.S., the Company sponsors plans that provide health care benefits and life insurance benefits for most retired employees. Costs are accrued for these plans during the service lives of covered employees. Retirees contribute a portion of the self-funded cost of health care benefits; the Company contributes the remainder. The Company pays premiums for life insurance coverage, arranged through an insurance company. The health care plan is funded on a pay-as-you-go basis. The Company has the right to modify the benefits and/or cost-sharing provisions.

Based on actuarial computations, postretirement expense and its components for 1996, 1995, and 1994 were as follows.

------------------------------------------------------------------------
(Thousands of dollars)                        1996      1995       1994
------------------------------------------------------------------------
Service cost..............................  $  714       548        895
Amortization of net actuarial loss........      17       476        347
Interest cost.............................   2,175     2,706      2,733
------------------------------------------------------------------------
     Postretirement expense                 $2,906     3,730      3,975
========================================================================

Postretirement expense included in "Income from Discontinued Operations" in the Consolidated Statements of Income was $433,000 in 1996, $466,000 in 1995, and $485,000 in 1994.

A summary follows of postretirement benefit obligations recorded at December 31, 1996 and 1995. Calculation of the amount of accumulated unfunded postretirement benefit obligations (APBO) was based on discount rates of 7.50 percent and 7.00 percent in 1996 and 1995.

----------------------------------------------------------------------------
(Thousands of dollars)                                  1996       1995
----------------------------------------------------------------------------
APBO - Retirees....................................  $18,450     27,595
       Fully eligible active participants..........    2,680      2,443
       Other active participants...................    7,931      8,622
----------------------------------------------------------------------------
                    Total unfunded APBO............   29,061     38,660
Unrecognized net actuarial loss....................      611     (7,765)
----------------------------------------------------------------------------
                    Accrued APBO obligations         $29,672     30,895
============================================================================

Accrued APBO obligations were included in "Deferred Credits and Other Liabilities" in the Consolidated Balance Sheets except for $3,352,000 included in "Net Investment in Discontinued Operations" at December 31, 1995. The decrease in accrued APBO obligations at December 31, 1996, was due to the spin-off of Deltic Timber Corporation.

In determining the APBO at December 31, 1996, health care inflation cost was assumed to increase at an annual rate of 7.5 percent, gradually decreasing to
4.5 percent in 2002 and thereafter. A one-percent increase in the assumed health care cost trend would increase the 1996 postretirement benefit expense by 8.2 percent and the APBO at December 31, 1996 by 6.5 percent.

NOTE L - SUPPLEMENTAL CASH FLOW DISCLOSURES

Cash income taxes paid, net of refunds, were $43,051,000, $24,638,000, and $29,999,000 in 1996, 1995, and 1994. Interest paid, net of amounts capitalized, was $1,659,000, $5,434,000, and $1,873,000 in 1996, 1995, and 1994.

(Increases) decreases in noncash operating working capital for each of the three years ended December 31, 1996 were:

------------------------------------------------------------------------
(Thousands of dollars)                        1996      1995*      1994*
------------------------------------------------------------------------
Accounts receivable.....................  $(89,453)    7,203    (51,356)
Inventories.............................    22,558   (18,192)       240
Prepaid expenses........................    (1,679)    7,131       (288)
Deferred income tax assets..............    (2,234)   (2,551)     3,538
Accounts payable and accrued liabilities   131,774   (23,987)    29,994
Current income tax liabilities..........    16,145    (6,213)    (1,005)
------------------------------------------------------------------------
                                          $ 77,111   (36,609)   (18,877)
========================================================================

*Restated for discontinued operations.

NOTE M - DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes derivative transactions on a limited basis to manage well-defined risks related to commodity prices and foreign currency exchange rates. The Company does not hold any derivatives for trading purposes.

Occasionally, the Company uses derivative agreements to reduce the financial exposure of its U.S. refinery operations to unfavorable market movements related to anticipated crude oil purchases. Under each agreement, the Company receives or pays a cash settlement at maturity based on the differential between the agreement price and an actual future crude oil price. At December 31, 1996, the Company had swap agreements that mature in 1997 for 1,500,000 barrels at prices ranging from $19.33 to $19.95 a barrel.

The Company has foreign exchange contracts to manage certain foreign exchange risks. At December 31, 1996, the Company had hedging contracts to buy
Cdn $55,970,000, fixing the U.S. dollar costs for certain Canadian dollar nonrecourse debt. The Company also had a hedging contract to sell
US $12,000,000, fixing the Canadian dollar revenues from the sale of Canadian crude in U.S. dollars.

NOTE N - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of financial instruments held by the Company at December 31, 1996 and 1995. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The table excludes cash and cash equivalents, trade accounts receivable, investments and noncurrent receivables, trade accounts payable, and accrued expenses, all of which had fair values approximating carrying amounts.

--------------------------------------------------------------------------------
                                                1996                      1995*
--------------------------------------------------------------------------------
                             Carrying or   Estimated      Carrying or  Estimated
                                Notional        Fair         Notional       Fair
(Thousands of dollars)            Amount       Value           Amount      Value
--------------------------------------------------------------------------------
Financial liabilities
   Long-term obligations
     including current
     maturities.............. $(215,463)   (203,848)        (203,778)  (199,265)
Off-balance-sheet exposures
   Crude oil swaps...........         -       6,166                -     (7,965)
   Financial guarantees and
     letters of credit.......   (38,800)    (38,800)         (41,000)   (41,000)
--------------------------------------------------------------------------------

*Restated for discontinued operations.

The carrying amounts of financial liabilities in the preceding table are included in the Consolidated Balance Sheets under "Current Maturities of Long-Term Obligations," "Notes Payable and Capitalized Lease Obligations," and "Nonrecourse Debt of a Subsidiary." The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

 . Long-term obligations including current maturities - The fair value is estimated based on current rates offered the Company for debt of the same maturities.

 . Crude oil swaps - The fair value is an estimate of the amount, based on quotes from brokers, that the Company would receive (pay) at the reporting date to cancel the contracts. The estimated fair value of crude oil swap contracts at December 31, 1995 was fully reserved in the Consolidated Balance Sheet as a part of "Deferred
  Credits and Other Liabilities."

 . Financial guarantees and letters of credit - The fair value is based on the estimated cost to settle these obligations.

NOTE O - CONCENTRATION OF CREDIT RISKS

The Company's primary credit risk is from trade accounts receivable. These receivables arise mainly from sales of crude oil, natural gas, and petroleum products to a large number of customers in the U.S., Canada, and the U.K. The credit history and financial condition of potential customers are reviewed before credit is extended, security may be obtained then or later, routine follow-up evaluations are made, and an allowance for doubtful accounts is maintained, generally based upon a risk evaluation of specific customers. The Company also has certain off-balance-sheet financial instruments (see Note N to the consolidated financial statements). The Company controls the credit risks on these instruments through credit approvals and monitoring procedures and believes such risks are minimal, as counterparties to the transactions generally are major financial institutions. At December 31, 1996, the Company had no significant concentration of credit risk outside the oil and gas industry.

NOTE P - OTHER FINANCIAL INFORMATION

Inventories valued at cost under the LIFO method totaled $63,783,000 and $94,779,000 at December 31, 1996 and 1995, respectively. These amounts were $120,290,000 and $70,040,000, respectively, less than such inventories would have been valued using the FIFO method. Net gains (losses) from foreign currency transactions were $(175,000) in 1996, $82,000 in 1995, and $51,000 in 1994.

NOTE Q - CONTINGENCIES

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

DOE Matters - In 1994 the Company and the U.S. Department of Energy (DOE) entered into a Consent Order that settled the last remaining issues related to DOE regulations that were in effect from 1973 to 1981. The settlement resulted in a $21,034,000 benefit ($13,871,000 after tax), which was recorded in "Interest, Income from Equity Companies, and Other Nonoperating Revenues" in the Consolidated Statement of Income for 1994.

Foreign Crude Oil Contracts - In August 1996, the Ecuadoran government notified the Company that its contractual arrangement for production of crude oil in Ecuador must be modified to give the government a larger share of future oil revenues. As a result, the Company's risk-service contract was replaced by a production-sharing contract effective January 1, 1997. While the state oil company, PetroEcuador, has acknowledged that amounts are owed under the former contract and has indicated its intention to pay, the Company considered the circumstances surrounding the contract replacement and recorded an $8,876,000 provision for doubtful accounts at December 31, 1996. The Company believes that it will ultimately realize the net receivable of $13,976,000 at December 31, 1996, but only $2,700,000 of this amount had been collected through February 1997.

In late 1996, the Company negotiated a settlement of abandonment obligations with other joint owners of former oil properties in Gabon. As a result of this settlement, the Company recorded a net gain of $8,201,000 in 1996 to adjust for the dismantlement reserve no longer required.

Environmental Matters - The Company's environmental contingencies are reviewed in Management's Discussion and Analysis under the section entitled "Environmental" on page 27.

Forward-Looking Statements - Certain statements in this Annual Report, including statements of the Company's expectations, intentions, plans, and beliefs, are forward-looking statements that are dependent on certain events, risks, and uncertainties that may be outside of the Company's control. These forward-looking statements are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results and developments could differ materially from those expressed or implied by such statements due to a number of factors including those described in the context of such forward-looking statements as well as those contained in the Company's January 15, 1997 Form 8-K on file with the U.S. Securities and Exchange Commission.

Other Matters - The Company and its subsidiaries are engaged in a number of other legal proceedings, all of which the Company considers routine and incidental to its business and none of which is considered material. In the normal course of its business activities, the Company is required under certain contracts with various governmental authorities and others to provide letters of credit that may be drawn upon if the Company fails to perform under those contracts. At December 31, 1996, the Company had contingent liabilities of $21,600,000 on outstanding letters of credit and $17,200,000 under certain financial guarantees.

NOTE R - BUSINESS SEGMENTS

Information about business segments and geographic operations is summarized in the following tables. Excise taxes on petroleum products of $550,116,000, $521,250,000, and $524,464,000 for the years 1996, 1995, and 1994 were excluded from revenues and costs and expenses. Intracompany and affiliated company transfers are at market prices. Companies accounted for by the equity method are primarily engaged in the transportation of crude oil and petroleum products.

--------------------------------------------------------------------------------
(Thousands of dollars)                     1996        1995/1,2/   1994/1/
--------------------------------------------------------------------------------
REVENUES FOR THE YEAR
Exploration and production
   United States....................     $  265,223     205,604     215,533
   Canada...........................        167,258     139,133     127,122
   United Kingdom...................        130,989     110,789      90,312
   Ecuador..........................         34,977      26,096       7,905
   Other international..............          8,799      11,885      16,860
--------------------------------------------------------------------------------
                                            607,246     493,507     457,732
--------------------------------------------------------------------------------
Refining, marketing, and transportation
   United States....................      1,267,029   1,010,967     908,705
   Canada...........................         24,627      22,589      26,885
   United Kingdom...................        317,941     254,746     306,297
--------------------------------------------------------------------------------
                                          1,609,597   1,288,302   1,241,887
--------------------------------------------------------------------------------
                                          2,216,843   1,781,809   1,699,619
Intrasegment transfers elimination..       (208,393)   (169,309)   (118,657)
--------------------------------------------------------------------------------
      Total operating revenues......      2,008,450   1,612,500   1,580,962
Corporate...........................         13,726      19,280      29,754
--------------------------------------------------------------------------------
                                         $2,022,176   1,631,780   1,610,716
================================================================================

OPERATING INCOME (LOSS) FOR THE YEAR
Exploration and production..........     $  205,734     (97,583)     68,386
Refining, marketing, and
  transportation....................         23,361     (42,670)     50,642
--------------------------------------------------------------------------------
      Operating income (loss).......        229,095    (140,253)    119,028
Nonoperating (charges) credits
   Income of equity companies.......          1,286       1,348       1,129
   Income taxes.....................        (90,399)     20,809     (38,363)
   Corporate revenues
    (expenses) - net................        (14,026)     (9,823)      7,553
   Income from discontinued
    operations......................         11,899       9,307      17,281
--------------------------------------------------------------------------------
      Net income (loss)                  $  137,855    (118,612)    106,628
================================================================================

NET INCOME (LOSS) FOR THE YEAR
Exploration and production
   United States....................     $   68,063       3,755      18,128
   Canada...........................         32,747      21,669      15,097
   United Kingdom...................         14,729     (11,934)     12,409
   Ecuador..........................          4,874     (97,320)     (2,392)
   Other international..............          3,542      (6,755)      8,376
--------------------------------------------------------------------------------
                                            123,955     (90,585)     51,618
--------------------------------------------------------------------------------
Refining, marketing, and transportation
   United States....................          1,773      (3,767)     17,674
   Canada...........................          6,143       5,544       7,298
   United Kingdom...................          6,186     (35,294)      5,231
--------------------------------------------------------------------------------
                                             14,102     (33,517)     30,203
--------------------------------------------------------------------------------
Corporate                                   (12,101)     (3,817)      7,526
--------------------------------------------------------------------------------
   Income (loss) from continuing
    operations......................        125,956    (127,919)     89,347
Income from discontinued operations.         11,899       9,307      17,281
--------------------------------------------------------------------------------
                                         $  137,855    (118,612)    106,628
================================================================================

ASSETS AT YEAR-END
Exploration and production
   United States....................     $  400,964     317,422     386,830
   Canada...........................        552,745     502,830     415,318
   United Kingdom...................        307,016     248,493     320,143
   Ecuador..........................         72,462      64,406     147,643
   Other international..............         14,238      16,282      22,468
--------------------------------------------------------------------------------
                                          1,347,425   1,149,433   1,292,402
--------------------------------------------------------------------------------
Refining, marketing, and transportation
   United States....................        503,791     494,577     500,467
   Canada...........................         83,497      56,786      55,578
   United Kingdom...................        151,784     128,952     156,884
--------------------------------------------------------------------------------
                                            739,072     680,315     712,929
--------------------------------------------------------------------------------
Corporate                                   157,289     123,978     148,676
Net investment in discontinued
 operations.........................              -     144,740     143,452
--------------------------------------------------------------------------------
                                         $2,243,786   2,098,466   2,297,459
================================================================================

ADDITIONS TO PROPERTY, PLANT, AND
 EQUIPMENT FOR THE YEAR
Exploration and production
   United States....................     $  149,739      36,064      59,847
   Canada...........................         91,610      93,612     105,355
   United Kingdom...................         55,929      27,527      29,063
   Ecuador..........................         11,732      17,553      52,808
   Other international..............          4,442       1,907       7,579
--------------------------------------------------------------------------------
                                            313,452     176,663     254,652
--------------------------------------------------------------------------------
Refining, marketing, and transportation
   United States....................         20,868      27,565      80,272
   Canada...........................          8,468       3,561       2,234
   United Kingdom...................         13,544      22,476      12,191
--------------------------------------------------------------------------------
                                             42,880      53,602      94,697
--------------------------------------------------------------------------------
Corporate                                     1,192       1,831       4,876
--------------------------------------------------------------------------------
                                         $  357,524     232,096     354,225
================================================================================

DEPRECIATION, DEPLETION, AND
 AMORTIZATION EXPENSE FOR THE YEAR
Exploration and production
   United States....................     $   60,560      89,669      93,057
   Canada...........................         30,768      26,707      25,088
   United Kingdom...................         40,768      50,426      38,601
   Ecuador..........................          8,945      10,728       3,808
   Other international..............          6,581       5,195         946
--------------------------------------------------------------------------------
                                            147,622     182,725     161,500
--------------------------------------------------------------------------------
Refining, marketing, and transportation
   United States....................         26,443      25,862      19,928
   Canada...........................          1,637       1,549       1,573
   United Kingdom...................          3,767       9,062       9,589
--------------------------------------------------------------------------------
                                             31,847      36,473      31,090
--------------------------------------------------------------------------------
Corporate                                     2,912       2,673       2,409
--------------------------------------------------------------------------------
                                         $  182,381     221,871     194,999
================================================================================

/1/  Restated for discontinued operations.
/2/ As set forth in Note C to the consolidated financial statements, the effects from adoption of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, were:
        Operating income (loss) - a loss of $198,988, $150,301 related to exploration and production and $48,687 to refining, marketing, and transportation.
        Net income (loss) - a loss of $168,367, $132,798 related to exploration and production ($5,986 United States, $24,197 United Kingdom, $100,000 Ecuador, and $2,615 other international) and $35,569 related to refining, marketing, and transportation - United Kingdom.

SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)
-------------------------------------------------------------------------------

The following schedules are presented in accordance with Statement of Financial Accounting Standards No. 69 (SFAS No. 69), Disclosures about Oil and Gas Producing Activities. The schedules provide users with a common base for preparing estimates of future cash flows and comparing reserves among companies. Additional background information follows concerning four of the schedules.

SCHEDULES 1 AND 2 - ESTIMATED NET PROVED OIL AND NATURAL GAS RESERVES
Reserves of crude oil, condensate, and natural gas liquids and natural gas are estimated by the Company's engineers and adjusted to reflect contractual arrangements and royalty rates in effect at each year-end. Many assumptions and judgmental decisions are required to estimate reserves. Quantities reported are considered reasonable, but are subject to future revisions, some of which may be substantial, as additional information becomes available. Such additional knowledge may result from: reservoir performance, new geological and geophysical data, additional drilling, technological advancements, price changes, and other economic factors.

Regulations of the U.S. Securities and Exchange Commission define proved reserves as those volumes of crude oil, condensate, and natural gas liquids and natural gas that geological and engineering data demonstrate with reasonable certainty are recoverable from known reservoirs under existing economic and operating conditions. Proved developed reserves are volumes expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are volumes expected to be recovered as a result of additional investments for drilling new wells on acreage offsetting productive units, recompleting existing wells, and/or installing facilities to collect and transport volumes produced.

Production quantities shown are net volumes withdrawn from reservoirs. These may differ from quantities sold due to inventory changes and, especially in the case of natural gas, volumes consumed for fuel and/or shrinkage from extraction of natural gas liquids. Such differences were insignificant for crude oil and liquids, but amounted to approximately 1.5 billion cubic feet in 1996, .5 billion in 1995, and .7 billion in 1994 for natural gas.

The Company has no proved reserves attributable to either long-term supply agreements with foreign governments or investees accounted for by the equity method.

Synthetic oil reserves in Canada are attributable to the Syncrude project, using an estimated average gross production rate through the year 2025 of 202,400 barrels a day less estimated net profit royalty. Proved reserves could change if the future average production rate varies from the estimated rate or the operating permit is extended.

SCHEDULE 4 - RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES
Results of operations from exploration and production activities by geographic area are reported on this schedule as if these activities were a separate corporate entity rather than part of an operation that also refines crude oil and sells refined products. Results of oil and gas producing activities include certain special items that are reviewed in Management's Discussion and Analysis (see page 25), and should be considered in conjunction with the Company's overall performance.

SCHEDULE 6 - STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES
SFAS No. 69 requires calculation of future net cash flows using a 10-percent annual discount factor and year-end (1996 and 1995) prices, costs, and statutory tax rates, except for known future changes such as contracted prices and legislated tax rates. Future net cash flows from the Company's interest in synthetic oil are excluded.

The reported value of proved reserves is not necessarily indicative of either fair market value or present value of future cash flows because prices, costs, and governmental policies do not remain static; appropriate discount rates may vary; and extensive judgment is required to estimate the timing of production. Other logical assumptions would likely have resulted in significantly different amounts. Average crude oil prices at year-end 1996 used for this calculation were $24.64 a barrel for the U.S., $21.90 for Canadian light, $12.95 for Canadian heavy, $23.35 for Hibernia, $24.06 for the U.K., and $18.10 for Ecuador. Average natural gas prices were $3.69 an MCF for the U.S., $1.92 for Canada, and $2.46 for the U.K. Oil and natural gas prices have declined sharply in early 1997.

Schedule 6 also presents the principal reasons for change in the standardized measure of discounted future net cash flows for each of the three years ended December 31, 1996.

[GRAPH--ESTIMATED NET PROVED OIL RESERVES]

[GRAPH--ESTIMATED NET PROVED NATURAL GAS RESERVES]

[GRAPH--ESTIMATED NET PROVED HYDROCARBON RESERVES]


SCHEDULE 1 - ESTIMATED NET PROVED OIL RESERVES
--------------------------------------------------------------------------------------------------------------------------------
                                               Crude Oil, Condensate, and Natural Gas Liquids
                                       ------------------------------------------------------------
                                                                                                          Synthetic
                                       United              United                                            Oil--
(Millions of barrels)                  States   Canada*    Kingdom     Ecuador      Gabon     Total         Canada         Total
--------------------------------------------------------------------------------------------------------------------------------
PROVED
January 1, 1994......................    20.0     36.4       26.7       33.6        1.9        118.6          83.8         202.4
Revisions of previous estimates......     4.3      2.8       (2.5)       2.1       (1.5)         5.2          18.3          23.5
Purchases............................       -       .5        5.2          -          -          5.7             -           5.7
Extensions and discoveries...........     5.1      2.7          -          -          -          7.8             -           7.8
Production...........................    (4.9)    (4.5)      (4.9)       (.7)       (.4)       (15.4)         (3.3)        (18.7)
Sales................................       -      (.4)         -          -          -          (.4)            -           (.4)
--------------------------------------------------------------------------------------------------------------------------------
December 31, 1994....................    24.5     37.5       24.5       35.0          -        121.5          98.8         220.3
Revisions of previous estimates......     3.9        -         .7       (3.5)         -          1.1            .7           1.8
Purchases............................      .2      2.0          -          -          -          2.2             -           2.2
Extensions and discoveries...........     1.0      3.6       20.3          -          -         24.9             -          24.9
Production...........................    (5.0)    (5.1)      (5.5)      (1.9)         -        (17.5)         (3.3)        (20.8)
Sales................................       -     (1.7)         -          -          -         (1.7)            -          (1.7)
--------------------------------------------------------------------------------------------------------------------------------
December 31, 1995....................    24.6     36.3       40.0       29.6          -        130.5          96.2         226.7
Revisions of previous estimates......      .5       .6         .2          -          -          1.3           3.2           4.5
Extensions and discoveries...........     4.0      3.8       14.6          -          -         22.4             -          22.4
Production...........................    (4.3)    (5.2)      (4.8)      (2.2)         -        (16.5)         (3.0)        (19.5)
Sales................................    (6.1)     (.3)         -          -          -         (6.4)            -          (6.4)
--------------------------------------------------------------------------------------------------------------------------------
December 31, 1996                        18.7     35.2       50.0       27.4          -        131.3          96.4         227.7
================================================================================================================================

PROVED DEVELOPED
January 1, 1994......................    13.2     22.4       20.8          -        1.9         58.3          83.8         142.1
December 31, 1994....................    15.2     23.6       19.2        3.8          -         61.8          80.5         142.3
December 31, 1995....................    21.3     22.4       19.5        7.8          -         71.0          69.9         140.9
December 31, 1996....................    16.3     21.4       16.8       10.1          -         64.6          66.9         131.5
================================================================================================================================

*Excludes 24.7 million barrels of crude oil to be added to proved reserves as development of the Hibernia oil field proceeds.


SCHEDULE 2 - ESTIMATED NET PROVED NATURAL GAS RESERVES
--------------------------------------------------------------------------------------------------------------------
                                                        United                      United
(Billions of cubic feet)                                States        Canada       Kingdom         Spain       Total
--------------------------------------------------------------------------------------------------------------------
PROVED
January 1, 1994......................................    429.0         182.7         31.2          10.6        653.5
Revisions of previous estimates......................     20.2          (2.9)         2.1           1.2         20.6
Purchases............................................        -            .5            -             -           .5
Extensions and discoveries...........................     53.2          11.0            -             -         64.2
Production...........................................    (72.1)        (13.8)        (3.7)         (4.6)       (94.2)
Sales................................................      (.2)          (.8)           -             -         (1.0)
--------------------------------------------------------------------------------------------------------------------
December 31, 1994....................................    430.1         176.7         29.6           7.2        643.6
Revisions of previous estimates......................      3.8          (5.2)         1.9            .6          1.1
Purchases............................................      2.8           5.8            -             -          8.6
Extensions and discoveries...........................     64.1           2.0         19.8             -         85.9
Production...........................................    (69.3)        (15.2)        (3.9)         (4.0)       (92.4)
Sales................................................        -          (4.0)           -             -         (4.0)
--------------------------------------------------------------------------------------------------------------------
December 31, 1995....................................    431.5         160.1         47.4           3.8        642.8
Revisions of previous estimates......................     19.8          (5.1)         2.1          (1.2)        15.6
Extensions and discoveries...........................     85.0          15.6            -             -        100.6
Production...........................................    (58.3)        (15.8)        (5.6)         (2.6)       (82.3)
Sales................................................    (13.6)         (3.7)           -             -        (17.3)
--------------------------------------------------------------------------------------------------------------------
December 31, 1996                                        464.4         151.1         43.9             -        659.4
====================================================================================================================

PROVED DEVELOPED
January 1, 1994......................................    239.1         158.0         28.1          10.6        435.8
December 31, 1994....................................    221.6         165.0         29.6           7.2        423.4
December 31, 1995....................................    229.0         150.0         27.6           3.8        410.4
December 31, 1996....................................    291.1         146.0         25.4             -        462.5
====================================================================================================================

SCHEDULE 3 - COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 1996
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 United                            Synthetic
                                                                United             King-     Ecua-             Sub-    Oil--
(Millions of dollars)                                           States   Canada     dom        dor    Other   total   Canada   Total
------------------------------------------------------------------------------------------------------------------------------------
Property acquisition costs
   Unproved...................................................  $ 16.9      5.7       -          -        -    22.6        -    22.6
   Proved.....................................................       -        -       -          -        -       -        -       -
------------------------------------------------------------------------------------------------------------------------------------
      Total acquisition costs.................................    16.9      5.7       -          -        -    22.6        -    22.6
Exploration costs.............................................   107.7     10.3    13.2          -      8.9   140.1        -   140.1
Development costs.............................................    60.1     75.7    56.1       11.7        -   203.6      7.7   211.3
------------------------------------------------------------------------------------------------------------------------------------
      Total capital expenditures                                 184.7     91.7    69.3       11.7      8.9   366.3      7.7   374.0
------------------------------------------------------------------------------------------------------------------------------------
Charged to expense
   Dry hole expense...........................................    17.3      1.7     9.5          -        -    28.5        -    28.5
   Geophysical and other costs................................    17.6      6.1     3.9          -      4.4    32.0        -    32.0
------------------------------------------------------------------------------------------------------------------------------------
      Total charged to expense                                    34.9      7.8    13.4          -      4.4    60.5        -    60.5
------------------------------------------------------------------------------------------------------------------------------------
Expenditures capitalized                                        $149.8     83.9    55.9       11.7      4.5   305.8      7.7   313.5
====================================================================================================================================


Schedule 4 - Results of Operations for Oil and Gas Producing Activities

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                1996
------------------------------------------------------------------------------------------------------------------------------------
                                                                             United                            Synthetic
                                                            United             King-      Ecua-            Sub-    Oil--
(Millions of dollars)                                       States   Canada     dom        dor    Other   total   Canada   Total
------------------------------------------------------------------------------------------------------------------------------------
Revenues
   Crude oil and natural gas liquids
        Transfers to consolidated operations .............  $ 71.8     57.6    34.4          -       -    163.8     44.6   208.4
        Sales to unaffiliated enterprises.................    14.3     24.0    67.7       35.0       -    141.0     18.7   159.7
   Natural gas............................................   147.1     17.3    14.4          -     7.8    186.6        -   186.6
------------------------------------------------------------------------------------------------------------------------------------
             Total oil and gas revenues...................   233.2     98.9   116.5       35.0     7.8    491.4     63.3   554.7
   Other operating revenues...............................    32.0/1/   5.0    14.5          -     1.0     52.5        -    52.5
------------------------------------------------------------------------------------------------------------------------------------
             Total revenues                                  265.2    103.9   131.0       35.0     8.8    543.9     63.3   607.2
------------------------------------------------------------------------------------------------------------------------------------
Costs and deductions
   Production costs.......................................    45.4     30.8    34.7       10.9      .7    122.5     38.0   160.5
   Exploration expenses...................................    34.9      7.8    13.4          -     4.4     60.5        -    60.5
   Undeveloped lease amortization.........................     6.5      3.0      .1          -      .1      9.7        -     9.7
   Depreciation, depletion, and amortization..............    60.5     25.2    40.8        8.9     6.6    142.0      5.6   147.6
   Impairment of long-lived assets........................       -        -       -          -       -        -        -       -
   Selling and general expenses...........................    12.7      5.2     3.0         .2     1.3     22.4       .1    22.5
   (Gain) loss from modifications to foreign crude oil
    contracts.............................................       -        -       -        8.8    (8.2)      .6        -      .6
------------------------------------------------------------------------------------------------------------------------------------
            Total costs and deductions                       160.0     72.0    92.0       28.8     4.9    357.7     43.7   401.4
------------------------------------------------------------------------------------------------------------------------------------
                                                             105.2     31.9    39.0        6.2     3.9    186.2     19.6   205.8
Income tax provisions (benefits)..........................    37.1     11.3    24.3        1.2      .4     74.3      7.5    81.8
------------------------------------------------------------------------------------------------------------------------------------
Results of operations/2/                                    $ 68.1     20.6    14.7        5.0     3.5    111.9     12.1   124.0
====================================================================================================================================

/1/Includes pretax gain of $27.9 on sale of onshore properties.
/2/Excludes corporate overhead and interest.

SCHEDULE 3 - COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

------------------------------------------------------------------------------------------------------------------------------
                                                                                            1995
------------------------------------------------------------------------------------------------------------------------------
                                                                              United                          Synthetic
                                                            United              King-   Ecua-            Sub-     Oil--
(Millions of dollars)                                       States   Canada      dom     dor    Other   total    Canada  Total
------------------------------------------------------------------------------------------------------------------------------
Property acquisition costs
   Unproved...............................................  $  7.0      3.0       .1       -       .2    10.3         -   10.3
   Proved.................................................     2.5      4.7        -       -        -     7.2         -    7.2
------------------------------------------------------------------------------------------------------------------------------
      Total acquisition costs.............................     9.5      7.7       .1       -       .2    17.5         -   17.5
Exploration costs.........................................    41.7      7.5      6.8       -      9.3    65.3         -   65.3
Development costs.........................................    20.0     76.8     25.6    17.6      1.6   141.6       7.3  148.9
------------------------------------------------------------------------------------------------------------------------------
      Total capital expenditures                              71.2     92.0     32.5    17.6     11.1   224.4       7.3  231.7
------------------------------------------------------------------------------------------------------------------------------
Charged to expense
   Dry hole expense.......................................    25.9      2.9       .7       -      1.4    30.9         -   30.9
   Geophysical and other costs............................     9.2      2.9      4.3       -      7.8    24.2         -   24.2
------------------------------------------------------------------------------------------------------------------------------
      Total charged to expense                                35.1      5.8      5.0       -      9.2    55.1         -   55.1
------------------------------------------------------------------------------------------------------------------------------
Expenditures capitalized                                    $ 36.1     86.2     27.5    17.6      1.9   169.3       7.3  176.6
==============================================================================================================================

SCHEDULE 4 - RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

-------------------------------------------------------------------------------------------------------------------------------
                                                                                               1995
-------------------------------------------------------------------------------------------------------------------------------
                                                                               United                          Synthetic
                                                             United              King-   Ecua-            Sub-     Oil--
(Millions of dollars)                                        States   Canada      dom     dor    Other   total    Canada  Total
--------------------------------------------------------------------------------------------------------------------------------
Revenues
   Crude oil and natural gas liquids
        Transfers to consolidated operations..............  $  67.8     45.7     20.9       -        -   134.4      34.9  169.3
        Sales to unaffiliated enterprises.................     14.4     22.6     71.7    25.9        -   134.6      20.8  155.4
   Natural gas............................................    112.8     14.5      9.8       -     11.3   148.4         -  148.4
--------------------------------------------------------------------------------------------------------------------------------
             Total oil and gas revenues...................    195.0     82.8    102.4    25.9     11.3   417.4      55.7  473.1
   Other operating revenues...............................     10.6        -      8.4      .2       .6    19.8        .6   20.4
--------------------------------------------------------------------------------------------------------------------------------
            Total revenues                                    205.6     82.8    110.8    26.1     11.9   437.2      56.3  493.5
--------------------------------------------------------------------------------------------------------------------------------
Costs and deductions
   Production costs.......................................     53.5     27.0     36.1    11.6       .1   128.3      39.2  167.5
   Exploration expenses...................................     35.1      5.8      5.0       -      9.2    55.1         -   55.1
   Undeveloped lease amortization.........................      6.9      2.3        -       -      1.5    10.7         -   10.7
   Depreciation, depletion, and amortization..............     89.7     21.9     50.4    10.7      5.3   178.0       4.7  182.7
   Impairment of long-lived assets........................      9.2        -     38.5   100.0      2.6   150.3         -  150.3
   Selling and general expenses...........................     14.1      5.6      3.5      .1      1.4    24.7        .1   24.8
   (Gain) loss from modifications to foreign crude oil
    contracts.............................................        -        -        -       -        -       -         -      -
--------------------------------------------------------------------------------------------------------------------------------
            Total costs and deductions                        208.5     62.6    133.5   122.4     20.1   547.1      44.0  591.1
--------------------------------------------------------------------------------------------------------------------------------
                                                               (2.9)    20.2    (22.7)  (96.3)    (8.2) (109.9)     12.3  (97.6)
Income tax provisions (benefits)..........................     (6.6)     6.3    (10.8)    1.0     (1.4)  (11.5)      4.5   (7.0)
--------------------------------------------------------------------------------------------------------------------------------
Results of operations/2/                                    $   3.7     13.9    (11.9)  (97.3)    (6.8)  (98.4)      7.8  (90.6)
================================================================================================================================

SCHEDULE 3 - COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

---------------------------------------------------------------------------------------------------------------------------------
                                                                                           1994
---------------------------------------------------------------------------------------------------------------------------------
                                                                                United                         Synthetic
                                                             United               King-    Ecua-          Sub-     Oil--
(Millions of dollars)                                        States    Canada      dom      dor   Other  total    Canada    Total
---------------------------------------------------------------------------------------------------------------------------------
Property acquisition costs
   Unproved................................................ $   6.8       2.5        -        -       -    9.3         -      9.3
   Proved..................................................       -      22.2      4.4        -       -   26.6         -     26.6
---------------------------------------------------------------------------------------------------------------------------------
      Total acquisition costs..............................     6.8      24.7      4.4        -       -   35.9         -     35.9
Exploration costs..........................................    49.2      11.7     11.6        -     4.4   76.9         -     76.9
Development costs..........................................    23.4      68.7     18.2     52.8     5.1  168.2       5.3    173.5
---------------------------------------------------------------------------------------------------------------------------------
      Total capital expenditures                               79.4     105.1     34.2     52.8     9.5  281.0       5.3    286.3
---------------------------------------------------------------------------------------------------------------------------------
Charged to expense
   Dry hole expense........................................    11.4       2.4      2.8        -       -   16.6         -     16.6
   Geophysical and other costs.............................     8.2       2.6      2.4        -     1.9   15.1         -     15.1
---------------------------------------------------------------------------------------------------------------------------------
      Total charged to expense                                 19.6       5.0      5.2        -     1.9   31.7         -     31.7
---------------------------------------------------------------------------------------------------------------------------------
Expenditures capitalized                                    $  59.8     100.1     29.0     52.8     7.6  249.3       5.3    254.6
=================================================================================================================================

SCHEDULE 4 - RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

---------------------------------------------------------------------------------------------------------------------------------
                                                                                               1994
---------------------------------------------------------------------------------------------------------------------------------
                                                                                United                           Synthetic
                                                             United               King-    Ecua-            Sub-     Oil--
(Millions of dollars)                                        States    Canada      dom      dor   Other    total    Canada  Total
---------------------------------------------------------------------------------------------------------------------------------
Revenues
   Crude oil and natural gas liquids
        Transfers to consolidated operations .............. $  60.3      27.7        -        -       -     88.0      30.6  118.6
        Sales to unaffiliated enterprises..................    13.4      26.5     77.8      7.9     5.9    131.5      22.1  153.6
   Natural gas.............................................   136.1      19.7      9.0        -    11.7    176.5         -  176.5
---------------------------------------------------------------------------------------------------------------------------------
             Total oil and gas revenues....................   209.8      73.9     86.8      7.9    17.6    396.0      52.7  448.7
   Other operating revenues................................     5.7        .5      3.5        -     (.7)     9.0         -    9.0
---------------------------------------------------------------------------------------------------------------------------------
            Total revenues                                    215.5      74.4     90.3      7.9    16.9    405.0      52.7  457.7
---------------------------------------------------------------------------------------------------------------------------------
Costs and deductions
   Production costs........................................    55.5      24.3     32.1      5.9     4.3    122.1      40.0  162.1
   Exploration expenses....................................    19.6       5.0      5.2        -     1.9     31.7         -   31.7
   Undeveloped lease amortization..........................     8.2       2.8        -        -       -     11.0         -   11.0
   Depreciation, depletion, and amortization...............    93.1      19.9     38.5      3.8     1.0    156.3       5.2  161.5
   Impairment of long-lived assets.........................       -         -        -        -       -        -         -      -
   Selling and general expenses............................    13.8       4.6      3.1       .1     1.3     22.9        .1   23.0
   (Gain) loss from modifications to foreign crude oil
       contracts...........................................       -         -        -        -       -        -         -      -
---------------------------------------------------------------------------------------------------------------------------------
            Total costs and deductions                        190.2      56.6     78.9      9.8     8.5    344.0      45.3  389.3
---------------------------------------------------------------------------------------------------------------------------------
                                                               25.3      17.8     11.4     (1.9)    8.4     61.0       7.4   68.4
Income tax provisions (benefits)...........................     7.2       7.8     (1.0)      .5       -     14.5       2.3   16.8
---------------------------------------------------------------------------------------------------------------------------------
Results of operations/2/                                    $  18.1      10.0     12.4     (2.4)    8.4     46.5       5.1   51.6
=================================================================================================================================

/2/Excludes corporate overhead and interest.

SCHEDULE 5 - CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Synthetic
                                          United                United                                            Oil--
(Millions of dollars)                     States    Canada     Kingdom       Ecuador      Other     Subtotal     Canada       Total
-----------------------------------------------------------------------------------------------------------------------------------
December 31, 1996
Unproved oil and gas properties......   $   86.2      33.4         1.8             -        8.7        130.1          -       130.1
Proved oil and gas properties........    1,384.1     659.5/1/    703.5         178.8          -      2,925.9      126.5     3,052.4
-----------------------------------------------------------------------------------------------------------------------------------
      Gross capitalized costs........    1,470.3     692.9       705.3         178.8        8.7      3,056.0      126.5     3,182.5
Accumulated depreciation,
  depletion, and amortization
    Unproved oil and gas properties..      (45.3)    (16.8)        (.9)            -       (3.9)       (66.9)         -       (66.9)
    Proved oil and gas properties/2/.   (1,102.4)   (264.1)     (490.6)       (123.5)         -     (1,980.6)     (13.7)   (1,994.3)
-----------------------------------------------------------------------------------------------------------------------------------
      Net capitalized costs             $  322.6     412.0       213.8          55.3        4.8      1,008.5      112.8     1,121.3
===================================================================================================================================

December 31, 1995
Unproved oil and gas properties......   $   88.5      28.8         7.9             -        4.0        129.2          -       129.2
Proved oil and gas properties........    1,405.9     599.5/1/    582.4         167.1      122.9      2,877.8      119.3     2,997.1
-----------------------------------------------------------------------------------------------------------------------------------
      Gross capitalized costs........    1,494.4     628.3       590.3         167.1      126.9      3,007.0      119.3     3,126.3
Accumulated depreciation,
  depletion, and amortization
    Unproved oil and gas properties..      (55.3)    (15.7)        (.8)            -       (3.8)       (75.6)         -       (75.6)
    Proved oil and gas properties/2/.   (1,186.2)   (254.0)     (412.5)       (114.5)    (116.2)    (2,083.4)      (8.8)   (2,092.2)
-----------------------------------------------------------------------------------------------------------------------------------
      Net capitalized costs             $  252.9     358.6       177.0          52.6        6.9        848.0      110.5       958.5
===================================================================================================================================

/1/ Includes costs of $212.4 in 1996 and $166.2 in 1995 related to oil fields under development offshore Newfoundland.
/2/ Does not include reserve for dismantlement costs of $152.5 in 1996 and $144.9 in 1995.

SCHEDULE 6 - STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES/1/

---------------------------------------------------------------------------------------------------------------------------------
                                                                    United                United
(Millions of dollars)                                               States     Canada/2/ Kingdom   Ecuador     Other        Total
---------------------------------------------------------------------------------------------------------------------------------
December 31, 1996
Future cash inflows............................................   $2,218.3      960.7    1,270.3     495.2         -      4,944.5
Future development costs.......................................     (158.1)    (112.3)    (153.4)    (52.4)        -       (476.2)
Future production and abandonment costs........................     (349.6)    (286.5)    (399.3)   (243.2)        -     (1,278.6)
Future income taxes............................................     (551.7)    (119.1)    (203.2)    (68.8)        -       (942.8)
---------------------------------------------------------------------------------------------------------------------------------
     Future net cash flows.....................................    1,158.9      442.8      514.4     130.8         -      2,246.9
10% annual discount for estimated timing of cash flows.........     (346.3)    (164.7)    (166.5)    (48.4)        -       (725.9)
---------------------------------------------------------------------------------------------------------------------------------
     Standardized measure of discounted future net cash flows     $  812.6      278.1      347.9      82.4         -      1,521.0
=================================================================================================================================

December 31, 1995
Future cash inflows............................................   $1,525.3      691.2      824.3     391.2      10.4      3,442.4
Future development costs.......................................     (191.5)    (156.2)    (112.1)    (57.3)        -       (517.1)
Future production and abandonment costs........................     (402.9)    (281.3)    (303.0)   (139.0)     (2.3)    (1,128.5)
Future income taxes............................................     (281.4)     (43.1)    (100.5)    (13.9)     (1.0)      (439.9)
---------------------------------------------------------------------------------------------------------------------------------
     Future net cash flows.....................................      649.5      210.6      308.7     181.0       7.1      1,356.9
10% annual discount for estimated timing of cash flows.........     (222.0)    (100.7)     (91.1)    (89.7)       .2       (503.3)
---------------------------------------------------------------------------------------------------------------------------------
     Standardized measure of discounted future net cash flows     $  427.5      109.9      217.6      91.3       7.3        853.6
=================================================================================================================================

/1/ Excludes discounted future net cash flows from synthetic oil of $168.6 at
    December 31, 1996.
/2/ Excludes future net cash flows attributable to 24.7 million barrels of crude oil to be added to proved reserves as development of the Hibernia oil field proceeds.

Following are the principal sources of change in the standardized measure of discounted future net cash flows for the years shown.

----------------------------------------------------------------------------------------------------------------------------
(Millions of dollars)                                                          1996                1995                 1994
----------------------------------------------------------------------------------------------------------------------------
Net changes in prices, production costs, and development costs..........   $  643.2                81.3               (225.7)
Sales and transfers of oil and gas produced, net of production costs....     (324.9)             (226.2)              (161.1)
Net change due to extensions and discoveries............................      450.8               298.1                 86.1
Net change due to purchases and sales of proved reserves................     (121.4)                7.5                 35.9
Development costs incurred..............................................      201.5               132.8                173.9
Accretion of discount...................................................      115.6                76.1                 73.3
Revisions of previous quantity estimates................................       54.8                25.4                 46.3
Net change in income taxes..............................................     (352.2)             (153.0)                53.6
----------------------------------------------------------------------------------------------------------------------------
      Net increase......................................................      667.4               242.0                 82.3
Standardized measure at January 1.......................................      853.6               611.6                529.3
----------------------------------------------------------------------------------------------------------------------------
Standardized measure at December 31                                        $1,521.0               853.6                611.6
============================================================================================================================

STATISTICAL SUMMARY
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                                             1996          1995       1994        1993         1992
-----------------------------------------------------------------------------------------------------------------------------------
EXPLORATION AND PRODUCTION
Net crude oil and condensate production - barrels a day
   United States........................................................   10,614        12,772     12,503      12,864       12,586
   Canada - light oil...................................................    3,774         4,417      4,775       4,546        3,972
            heavy oil...................................................    9,670         8,864      6,840       7,449        5,366
            synthetic oil...............................................    8,163         8,832      9,065           -            -
   United Kingdom.......................................................   12,918        14,588     13,389       6,342        5,931
   Ecuador..............................................................    6,005         5,274      1,967           -            -
   Other international..................................................        -           117      1,038       1,550        1,350
Net natural gas liquids production - barrels a day
   United States........................................................    1,031           964        852         863          768
   Canada...............................................................      689           740        748         697          847
   United Kingdom.......................................................      346           447        151           -            -
-----------------------------------------------------------------------------------------------------------------------------------
      Total                                                                53,210        57,015     51,328      34,311       30,820
===================================================================================================================================
Net natural gas sold - thousands of cubic feet a day
   United States........................................................  155,017       189,250    195,555     215,471      188,068
   Canada...............................................................   43,031        40,907     37,945      36,792       30,328
   United Kingdom.......................................................   15,247        10,671     10,138      13,074       12,802
   Spain ...............................................................    7,338        10,898     12,620       9,571       19,402
-----------------------------------------------------------------------------------------------------------------------------------
      Total                                                               220,633       251,726    256,258     274,908      250,600
===================================================================================================================================
Total hydrocarbons produced - equivalent barrels/1/ a day                  89,982        98,969     94,038      80,129       72,587
-----------------------------------------------------------------------------------------------------------------------------------
Estimated net hydrocarbon reserves - million equivalent barrels/1,2/        337.6         333.8      327.6       311.3        210.2
-----------------------------------------------------------------------------------------------------------------------------------
Weighted average sales prices/3/
   Crude oil and condensate - dollars a barrel
      United States.....................................................   $20.31         16.61      15.36       16.60        18.85
      Canada/4/ - light oil.............................................    19.97         16.45      14.61       15.01        16.69
                  heavy oil.............................................    14.27         12.10      10.56        9.84        11.02
                  synthetic oil.........................................    21.20         17.28      15.92           -            -
      United Kingdom....................................................    21.08         16.96      15.77       16.63        18.86
      Ecuador...........................................................    15.96         13.03      12.07           -            -
      Other international...............................................        -         15.12      14.80       14.14        18.85
   Natural gas liquids - dollars a barrel
      United States.....................................................    17.00         12.62      12.19       13.36        14.71
      Canada/4/.........................................................    13.69          9.70       9.21        9.59         9.74
      United Kingdom....................................................    18.54         13.99      12.16           -            -
   Natural gas - dollars a thousand cubic feet
      United States.....................................................     2.60          1.64       1.91        2.10         1.75
      Canada/4/.........................................................     1.10           .97       1.42        1.22         1.01
      United Kingdom/4/.................................................     2.58          2.53       2.43        2.31         2.86
      Spain/4/..........................................................     2.89          2.88       2.55        2.64         2.58
-----------------------------------------------------------------------------------------------------------------------------------
Net wells completed
   Oil wells - United States............................................      3.7           3.0        2.6         3.0          4.9
               Canada...................................................     41.6          29.6       20.7        24.3         19.1
               Other....................................................      3.6           3.7        2.7         2.0           .3
   Gas wells - United States............................................     14.7           3.6        4.0         8.5          5.1
               Canada...................................................     33.9           2.3       14.5         4.1          2.4
               Other....................................................        -            .2         .4           -           .5
   Dry holes - United States............................................      3.9           1.9        4.1         6.5          5.2
               Canada...................................................      6.5           5.9        6.5         6.9          2.6
               Other....................................................      1.2            .6         .5          .6          2.0
-----------------------------------------------------------------------------------------------------------------------------------
       Total                                                                109.1          50.8       56.0        55.9         42.1
===================================================================================================================================

/1/ Natural gas converted on an energy equivalent basis of 6:1.
/2/ At December 31.
/3/ Includes intracompany and affiliated company transfers at market prices. /4/ U.S. dollar equivalent.


-----------------------------------------------------------------------------------------------------------------------------------
                                                                         1996          1995         1994          1993         1992
-----------------------------------------------------------------------------------------------------------------------------------
REFINING
Crude capacity* of refineries - barrels per stream day                167,400       167,400      167,400       167,400      167,400
-----------------------------------------------------------------------------------------------------------------------------------
Inputs/yields at refineries - barrels a day
   Crude - Meraux, Louisiana.....................................      93,929        91,940       78,252        78,732       80,842
           Superior, Wisconsin...................................      32,657        33,217       30,592        30,358       26,207
           Milford Haven, Wales..................................      31,300        30,346       32,038        27,991       24,245
   Other feedstocks..............................................       6,315         8,280        8,731        10,350       12,857
-----------------------------------------------------------------------------------------------------------------------------------
      Total inputs                                                    164,201       163,783      149,613       147,431      144,151
===================================================================================================================================
   Gasoline......................................................      69,658        73,964       67,746        66,460       67,710
   Kerosine......................................................      14,965        15,113       16,989        16,024       13,338
   Diesel and home heating oils..................................      43,514        39,351       35,553        34,356       32,848
   Residuals.....................................................      19,756        19,641       15,444        16,441       18,474
   Asphalt, LPG, and other.......................................      12,513        10,158       10,077         9,627        7,133
   Fuel and loss.................................................       3,795         5,556        3,804         4,523        4,648
-----------------------------------------------------------------------------------------------------------------------------------
      Total yields                                                    164,201       163,783      149,613       147,431      144,151
===================================================================================================================================
Average cost of crude inputs to refineries - dollars a barrel
   United States.................................................     $ 21.05         17.34        15.81         16.81        18.93
   United Kingdom................................................       21.66         17.59        16.32         17.44        19.84
-----------------------------------------------------------------------------------------------------------------------------------

MARKETING
Products sold - barrels a day
   United States - Gasoline......................................      62,476        63,364       60,327        61,577       59,128
                   Kerosine......................................       9,831         9,945       11,911        11,682       10,855
                   Diesel and home heating oils..................      39,374        33,495       30,172        29,252       26,446
                   Residuals.....................................      15,415        14,775       10,454        11,812       12,339
                   Asphalt, LPG, and other.......................       9,008         8,815        7,754         6,519        5,611
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      136,104       130,394      120,618       120,842      114,379
-----------------------------------------------------------------------------------------------------------------------------------
   United Kingdom - Gasoline.....................................      13,919        14,277       16,601        13,270       13,549
                    Kerosine.....................................       4,353         4,387        6,044         4,660        2,724
                    Diesel and home heating oils.................       8,981         6,647        9,200         7,525        7,112
                    Residuals....................................       4,351         4,993        5,157         5,068        6,245
                    LPG and other................................       2,011           930        3,264         1,996        1,861
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       33,615        31,234       40,266        32,519       31,491
-----------------------------------------------------------------------------------------------------------------------------------
   Canada                                                                 254           283          246           234          172
-----------------------------------------------------------------------------------------------------------------------------------
      Total products sold                                             169,973       161,911      161,130       153,595      146,042
===================================================================================================================================
Average gross margin on products sold - dollars a barrel
   United States.................................................     $   .25           .46         1.07           .82          .48
   United Kingdom................................................        2.08          2.26         2.17          3.08         2.67
-----------------------------------------------------------------------------------------------------------------------------------
Branded retail outlets*
   United States.................................................         527           514          588           606          643
   United Kingdom................................................         424           465          470           428          391
   Canada........................................................           7             7            8             8            7
-----------------------------------------------------------------------------------------------------------------------------------

TRANSPORTATION
Pipeline throughputs of crude oil - barrels a day - Canada            183,130       173,720      159,517       151,722      118,050
-----------------------------------------------------------------------------------------------------------------------------------

STOCKHOLDER AND EMPLOYEE DATA
Common shares outstanding* (thousands)...........................      44,862        44,833       44,832        44,808       44,844
Number of stockholders of record*................................       4,093         4,873        4,778         5,265        6,522
Number of employees*.............................................       1,339         1,794        1,767         1,803        1,787
Average number of employees......................................       1,679         1,786        1,778         1,787        1,857
Salaries, wages, and benefits (thousands)........................     $95,583        96,035       93,216        90,734       92,486
-----------------------------------------------------------------------------------------------------------------------------------

*At December 31.

                    MURPHY OIL CORPORATION - CIK 0000717423

                  Appendix to Electronically Filed Exhibit 13
      (1996 Annual Report to Security Holders, Which is Incorporated in
                                This Form 10-K)
       Providing a Narrative of Graphic and Image Material Appearing on
                      Pages 2 Through 50 of Paper Format


Exhibit 13
 Page No.        Map Narrative
----------       -------------
     6           Gulf of Mexico - The locations and areal extent of acreage leased by the Company in the Gulf of Mexico (offshore Texas,
                    Louisiana, Mississippi, Alabama, and Florida) are shown.
                    Additionally, each lease is categorized as either: (1)
                    producing or under development; (2) nonproducing; or (3)
                    nonproducing--acquired in 1996.

     9           Western Canada - The locations and areal extent of acreage leased by the Company in British Columbia, Alberta,
                    Saskatchewan, and Manitoba are shown. Specific areas of
                    production are identified by type of production--natural
                    gas, light oil, heavy oil, and oil sands. Additionally,
                    nonproducing acreage held by the Company is identified.

    11           Offshore Eastern Canada - The locations of the Hibernia and
                    Terra Nova oil fields, in the North Atlantic Ocean east of
                    Newfoundland in which the Company holds interests, are
                    shown. Also depicted is the Company's exploration license in the Jeanne d'Arc Basin, midway between the Hibernia and
                    Terra Nova fields.

    12           United Kingdom - The locations and areal extent of producing and nonproducing acreage under license by the Company are
                    shown in the U.K. sector of the North Sea, the West of
                    Shetlands area of the Atlantic Ocean, and offshore Northwest
                    Ireland. Blocks on which the Company has significant oil
                    and/or natural gas production, or significant ongoing
                    development projects, are specifically identified.

    13           China - The location and areal extent of jointly owned Block
                    04/36 in Bohai Bay, offshore Northeast China, are shown.
                    Identified areas include the Block 04/36 discovery area
                    (including locations for the discovery well and two
                    appraisal wells planned for 1997), other exploration
                    prospects on Block 04/36, and nearby onshore production of other companies.

    17           United States - The locations of the Company's refineries in
                    Superior, Wisconsin and Meraux, Louisiana are shown along
                    with depictions of the predominant routes and means of
                    moving crude oil to the refineries, the routes and means of moving finished products from the refineries into marketing areas, the terminal facilities used to store and/or
                    distribute products to wholesalers and consumers, and the
                    areal extent of the Company's marketing territories in 11
                    states in the Southeast and six states in the upper-Midwest.


                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)


Exhibit 13
 Page No.        Map Narrative (Continued)
----------       -------------
    19           United Kingdom - The Company's jointly owned refinery in
                    Milford Haven, Wales is shown along with depictions of the normal route and means of moving crude oil to the refinery, the routes and means of moving finished products from the
                    refinery into U.K. marketing areas, the locations of
                    terminal facilities used to store and/or distribute products to wholesalers and consumers, and the areal extent of the
                    Company's marketing territory, which covers most of England and southern Wales.

    21           Western Crude Oil Pipeline Systems - The locations are shown in southern Alberta and Saskatchewan of major Canadian crude oil pipelines and two pipeline systems that are partially
                    owned and operated by the Company and deliver heavy oil into one of the major pipelines. In addition, the locations are shown of: (a) two Company-owned pipelines that transport
                    crude oil to the U.S. border for further movement to
                    refining centers in Montana, Wyoming, and Colorado through pipelines owned by others; and (b) a partially owned
                    pipeline system in Montana and Wyoming.


                 Picture Narrative
                 -----------------

     2           Claiborne P. Deming, President and Chief Executive Officer of
                    Murphy Oil Corporation, is pictured.

     7           A picture of the West Cameron Block 631 production platform located in 325 feet of water in the Gulf of Mexico 125
                    miles south of Cameron, Louisiana is shown. The Company
                    began producing natural gas from this field in February
                    1997, and net production will amount to over 40 million
                    cubic feet a day by mid-1997.

     8           A jack-up drilling rig is pictured drilling a successful well on Destin Dome Block 57 in the Gulf of Mexico in 1996. The
                    well tested at a gross rate of 41 million cubic feet of
                    natural gas a day. A plan of development for the Destin Dome
                    Block 56 unit was filed with the Minerals Management Service in 1996.

    10           A picture of three drilling rigs is shown in the Cactus Lake heavy oil field in Saskatchewan. The rigs were used to drill horizontal wells that allow oil production of two to ten
                    times that of vertical wells. Thermal processes (steam
                    injection) will further enhance heavy oil production from
                    this and nearby heavy oil fields in 1997.

    10           A night view is shown of the processing and upgrading facility at Syncrude Canada Ltd. near Fort McMurray, Alberta. This
                    plant's capacity will be increased to 81 million barrels of synthetic crude oil production a year by the time the new
                    North mine becomes operational in 1999.

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)

Exhibit 13
 Page No.        Picture Narrative (Contd.)
----------       -----------------
    11           Two pictures are shown of the components of the Hibernia
                    floating production facility that were mated in early 1997.
                    One picture shows the topsides module, and the other shows the floating Gravity Base Structure. The mated facility will be towed to the production site during the summer in
                    anticipation of first oil production by the end of 1997.

    15           A view is shown of the Murphy USA gasoline station built in
                    1996 near a SAM'S Club store in Chattanooga, Tennessee.
                    Several more Murphy USA stations will be opened in 1997 on land leased from Wal-Mart in the Company's southeastern
                    marketing area.

    16           A view is shown from the eastern edge of the Company's 100,000
                    -barrel-a-day refinery at Meraux, Louisiana; the refinery
                    established a record for crude oil processed per day in
                    1996, primarily due to high onstream rates for the
                    refinery's principal units.

    18           A view is shown of the completed high-pressure distillate
                    hydrotreater unit at the 30-percent owned Milford Haven,
                    Wales refinery. The hydrotreater unit enables the refinery to meet new specifications for low-sulfur diesel fuel sold in the U.K. market.

    19           A recently redeveloped station in Cross Hands, Wales is
                    depicted; this station is one of 126 Company-owned stations operating in the U.K. at the end of 1996.

    20           Construction of the new 40-mile North-Sask dual pipeline is shown. The pipeline provides the Company an additional
                    source of heavy oil for the Manito pipeline system, and also allows more consistent and economical transportation of the
                    Company's heavy oil production from the Tangleflags field.


                 Graph Narrative
                 ---------------

     5           INCOME CONTRIBUTION* - EXPLORATION AND PRODUCTION
                    Scale - 0 to 120 (millions of dollars).

                                                                1992       1993        1994       1995       1996
                                                                ----       ----        ----       ----       ----
                    Income*                                     35.9       36.9        45.2       29.5      101.8
                                                                ====       ====        ====       ====      =====

                        *Before special items.
                    This is a vertical bar graph with each year's value printed above the appropriate bar.

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)

Exhibit 13
 Page No.        Graph Narrative (Continued)
----------       ---------------

     5           CAPITAL EXPENDITURES - EXPLORATION AND PRODUCTION
                    Scale - 0 to 600 (millions of dollars).

                                                                1992       1993        1994       1995        1996
                                                                ----       ----        ----       ----        ----
                    Proved Property Acquisitions (top)          13.9      259.7        26.6        7.2           -
                    Development Costs                           36.8      195.8       173.5      148.9       211.3
                    Exploration Costs (bottom)                  87.4       64.6        86.2       75.6       162.7
                                                               -----      -----       -----      -----       -----
                       Totals                                  138.1      520.1       286.3      231.7       374.0
                                                               =====      =====       =====      =====       =====

                    This is a stacked vertical bar graph with each year's total printed above the appropriate bar.

     5           NET HYDROCARBONS PRODUCTION
                    Scale 0 to 120 (thousands of barrels a day on an energy equivalent basis).

                                                                1992       1993        1994       1995        1996
                                                                ----       ----        ----       ----        ----
                    Other International (top)                    4.6        3.2         5.1        7.2         7.2
                    United Kingdom                               8.1        8.5        15.2       16.8        15.8
                    Canada                                      15.2       18.8        27.8       29.7        29.5
                    United States (bottom)                      44.7       49.6        45.9       45.3        37.5
                                                                ----       ----        ----       ----        ----
                       Totals                                   72.6       80.1        94.0       99.0        90.0
                                                                ====       ====        ====       ====        ====

                   This is a stacked vertical bar graph with each year's total printed above the appropriate bar.

     8           CRUDE OIL AND NGL PRODUCTION
                    Scale 0 to 70 (thousands of barrels a day).

                                                                1992       1993        1994       1995        1996
                                                                ----       ----        ----       ----        ----
                    Other International (top)                    1.3        1.6         3.0        5.4         6.0
                    United Kingdom                               5.9        6.3        13.5       15.0        13.3
                    Canada - Synthetic Oil                         -          -         9.1        8.9         8.2
                    Canada - Other Oil                          10.2       12.7        12.4       14.0        14.1
                    United States (bottom)                      13.4       13.7        13.3       13.7        11.6
                                                                ----       ----        ----       ----        ----
                       Totals                                   30.8       34.3        51.3       57.0        53.2
                                                                ====       ====        ====       ====        ====

                   This is a stacked vertical bar graph with each year's total printed above the appropriate bar.

     8           NATURAL GAS SALES
                    Scale 0 to 320 (millions of cubic feet a day).

                                                                1992       1993        1994       1995        1996
                                                                ----       ----        ----       ----        ----
                    Spain (top)                                 19.4        9.5        12.6       10.9         7.3
                    United Kingdom                              12.8       13.1        10.1       10.7        15.3
                    Canada                                      30.3       36.8        38.0       40.9        43.0
                    United States (bottom)                     188.1      215.5       195.6      189.2       155.0
                                                               -----      -----       -----      -----       -----
                       Totals                                  250.6      274.9       256.3      251.7       220.6
                                                               =====      =====       =====      =====       =====

                   This is a stacked vertical bar graph with each year's total printed above the appropriate bar.

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)

Exhibit 13
 Page No.        Graph Narrative (Continued)
----------       ---------------

    15           INCOME CONTRIBUTION* - REFINING, MARKETING, AND
                 TRANSPORTATION
                    Scale 0 to 40 (millions of dollars).

                                                                1992       1993        1994       1995        1996
                                                                ----       ----        ----       ----        ----
                    Income*                                      8.0       31.5        30.2        2.0        14.1
                                                                ====       ====        ====        ===        ====

                         *Before special items.
                    This is a vertical bar graph with each year's value printed above the appropriate bar.

    15           CAPITAL EXPENDITURES - REFINING, MARKETING, AND
                 TRANSPORTATION
                    Scale 0 to 120 (millions of dollars).

                                                                1992       1993        1994       1995        1996
                                                                ----       ----        ----       ----        ----
                    Transportation (top)                         6.0        3.6         3.2        3.5         8.7
                    Marketing                                   14.1       16.9        17.0        9.2         8.8
                    Refining (bottom)                           48.0       66.4        74.5       40.9        25.4
                                                                ----       ----        ----       ----        ----
                       Totals                                   68.1       86.9        94.7       53.6        42.9
                                                                ====       ====        ====       ====        ====

                    This is a stacked vertical bar graph with each year's total printed above the appropriate bar.

    15           REFINED PRODUCTS SOLD
                    Scale 0 to 200 (thousands of barrels a day).

                                                                1992       1993        1994       1995        1996
                                                                ----       ----        ----       ----        ----
                    United Kingdom (top)                        31.5       32.5        40.3       31.2        33.6
                    United States (bottom)                     114.5      121.1       120.8      130.7       136.4
                                                               -----      -----       -----      -----       -----
                       Totals                                  146.0      153.6       161.1      161.9       170.0
                                                               =====      =====       =====      =====       =====

                    This is a stacked vertical bar graph with each year's total printed above the appropriate bar.

    21           CANADIAN PIPELINE THROUGHPUTS
                    Scale 0 to 200 (thousands of barrels a day).

                                                                1992       1993        1994       1995        1996
                                                                ----       ----        ----       ----        ----
                    Throughputs                                118.1      151.7       159.5      173.7       183.1
                                                               =====      =====       =====      =====       =====

                    This is a vertical bar graph with each year's value printed above the appropriate bar.

    22 INCOME FROM CONTINUING OPERATIONS BEFORE SPECIAL ITEMS Scale 0 to 120 (millions of dollars).

                                                                1992       1993        1994       1995        1996
                                                                ----       ----        ----       ----        ----
                    Income Before Special Items                 46.3       63.1        69.0       24.1       103.8
                                                                ====       ====        ====       ====       =====

                   This is a vertical bar graph with each year's value printed above the appropriate bar.

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)

Exhibit 13
 Page No.        Graph Narrative (Continued)
----------       ---------------

    22           NET CASH PROVIDED BY CONTINUING OPERATIONS
                    Scale 0 to 525 (millions of dollars).

                                                                 1992       1993        1994       1995     1996
                                                                 ----       ----        ----       ----     ----
                    Cash Provided                               276.4      347.7       312.3      309.9    472.5
                                                                =====      =====       =====      =====    =====

                   This is a vertical bar graph with each year's value printed above the appropriate bar.

    22           STOCKHOLDERS' EQUITY AT YEAR-END
                    Scale 0 to 1,500 (millions of dollars).

                                                                 1992       1993        1994       1995     1996
                                                                 ----       ----        ----       ----     ----
                    Stockholders' Equity                        1,200      1,222       1,271      1,101    1,027*
                                                                =====      =====       =====      =====    =====

                       *Reflects distribution of common stock of Deltic Timber
                        Corporation.
                   This is a vertical bar graph with each year's value printed above the appropriate bar.

    23           INCOME CONTRIBUTION FROM CONTINUING OPERATIONS BY
                 FUNCTION*
                    Scale 0 to 140 (millions of dollars).

                                                                                        1994       1995     1996
                                                                                        ----       ----     ----
                    Refining, Marketing, and Transportation                             30.2        2.0     14.1
                    Exploration and Production (bottom)                                 45.2       29.5    101.8
                                                                                        ----       ----    -----
                       Totals                                                           75.4       31.5    115.9
                                                                                        ====       ====    =====

                         *Excludes Corporate and special items.
                   This is a stacked vertical bar graph with the value for each element printed within or beside the element.

    24           RANGE OF U.S. CRUDE OIL SALES PRICES
                    Scale 10 to 28 (dollars a barrel).

                                                                                        1994       1995     1996
                                                                                        ----       ----     ----
                    High Monthly Crude Oil Price (top of bar)                          17.58      18.06    24.32
                    Average Crude Oil Price (colored line)                             15.36      16.61    20.31
                    Low Monthly Crude Oil Price (bottom of bar)                        12.71      15.42    17.41

                   This is a floating vertical bar graph with a contrasting-color line between the top and bottom each year and highs printed above bars, averages printed above colored lines, and lows printed below bars.

    24           RANGE OF U.S. NATURAL GAS SALES PRICES
                    Scale 1.00 to 4.00 (dollars a thousand cubic feet).

                                                                                        1994       1995     1996
                                                                                        ----       ----     ----
                    High Monthly Natural Gas Price (top of bar)                         2.40       2.45     3.68
                    Average Natural Gas Price (colored line)                            1.91       1.64     2.60
                    Low Monthly Natural Gas Price (bottom of bar)                       1.42       1.39     2.01

                   This is a floating vertical bar graph with a contrasting-color line between the top and bottom each year and highs printed above bars, averages printed above colored lines, and lows printed below bars.

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)

Exhibit 13
 Page No.        Graph Narrative (Continued)
----------       ---------------

    25           EXPLORATION EXPENSES
                    Scale 0 to 80 (millions of dollars).

                                                                                        1994       1995     1996
                                                                                        ----       ----     ----
                    Undeveloped Lease Amortization (top)                                11.0       10.7      9.7
                    Geological, Geophysical, and Other Costs                            15.1       24.2     32.0
                    Dry Hole Costs (bottom)                                             16.6       30.9     28.5
                                                                                        ----       ----     ----
                       Totals                                                           42.7       65.8     70.2
                                                                                        ====       ====     ====

                   This is a stacked vertical bar graph with each year's total printed above the appropriate bar.

    26           CAPITAL EXPENDITURES IN 1996
                    (millions of dollars).

                    Corporate - $1.2 (top)
                    Refining, Marketing, and Transportation - $42.9 Exploration and Production - $374 (bottom)
                   This is a stacked vertical bar graph with "Total - $418.1" printed below graph.

    44           ESTIMATED NET PROVED OIL RESERVES
                    Scale 0 to 250 (millions of barrels).

                                                                 1992       1993        1994       1995     1996
                                                                 ----       ----        ----       ----     ----
                    Other International (top)                    37.4       35.5        35.0       29.6     27.4
                    United Kingdom                               13.1       26.7        24.5       40.0     50.0
                    Canada                                       22.3      120.2       136.3      132.5    131.6
                    United States (bottom)                       23.2       20.0        24.5       24.6     18.7
                                                                 ----      -----       -----      -----    -----
                       Totals                                    96.0      202.4       220.3      226.7    227.7
                                                                 ====      =====       =====      =====    =====

                   This is a stacked vertical bar graph with each year's total printed above the appropriate bar.

    44           ESTIMATED NET PROVED NATURAL GAS RESERVES
                    Scale 0 to 800 (billions of cubic feet).

                                                                 1992       1993        1994       1995     1996
                                                                 ----       ----        ----       ----     ----
                    Spain (top)                                   4.1       10.6         7.2        3.8        -
                    United Kingdom                               35.4       31.2        29.6       47.4     43.9
                    Canada                                      200.4      182.7       176.7      160.1    151.1
                    United States (bottom)                      445.4      429.0       430.1      431.5    464.4
                                                                -----      -----       -----      -----    -----
                       Totals                                   685.3      653.5       643.6      642.8    659.4
                                                                =====      =====       =====      =====    =====

                   This is a stacked vertical bar graph with each year's total printed above the appropriate bar.

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)

Exhibit 13
 Page No.        Graph Narrative (Continued)
----------       ---------------
    44           ESTIMATED NET PROVED HYDROCARBON RESERVES
                    Scale 0 to 400 (millions of barrels on an energy equivalent basis).

                                                                 1992       1993        1994       1995     1996
                                                                 ----       ----        ----       ----     ----
                    Other International (top)                    38.1       37.2        36.2       30.2     27.4
                    United Kingdom                               19.0       31.9        29.4       47.9     57.3
                    Canada                                       55.7      150.7       165.8      159.2    156.8
                    United States (bottom)                       97.4       91.5        96.2       96.5     96.1
                                                                -----      -----       -----      -----    -----
                       Totals                                   210.2      311.3       327.6      333.8    337.6
                                                                =====      =====       =====      =====    =====

                   This is a stacked vertical bar graph with each year's total printed above the appropriate bar.