Form 10-K405, Exhibit 13
period 1997-12-31
MURPHY OIL CORP /DE
filed 1998-03-27
CIK 717423

                                                                      EXHIBIT 13



                             MURPHY OIL CORPORATION


                     1997 ANNUAL REPORT TO SECURITY HOLDERS

















                                    Ex. 13-0

[GRAPHIC APPEARS HERE]

                                                        1997

                MURPHY OIL CORPORATION

                        ANNUAL REPORT
                           [GRAPHIC APPEARS HERE]

                                [LOGO OF MURPHY OIL APPEARS HERE]

                            [GRAPHIC APPEARS HERE]

                                                        EXHIBIT 13 FOR 1997 10-K

[PHOTOGRAPH APPEARS HERE]

1997
ANNUAL REPORT - MURPHY OIL CORPORATION

As used in this report, the terms Murphy, Murphy Oil, we, our, its and Company may refer to Murphy Oil Corporation or any one or more of its consolidated subsidiaries. The Company's interest percentage in exploration and production projects and other jointly owned facilities is shown following the name of each field, block or facility.

--------------------------------------------------------------------------------
CONTENTS
--------------------------------------------------------------------------------
Murphy Oil at a Glance                              1
Summary of Operations                               2
Highlights                                          3
Letter to the Shareholders                          4
Exploration and Production                          8
Refining, Marketing and Transportation             20
Corporate Responsibility                           28
Summary of Photographs                             29
Financial Review
   Selected Financial Information                  30
   Management's Discussion and Analysis            31
   Quarterly Information                           38
Report of Management                               39
Independent Auditors' Report                       39
Consolidated Financial Statements                  40
Notes to Consolidated Financial Statements         44
Supplemental Oil and Gas Information               54
Statistical Summary                                59
Directors and Officers                             61
Principal Subsidiaries                             62
Corporate Information
(inside back cover)

--------------------------------------------------------------------------------
MURPHY OIL AT A GLANCE
--------------------------------------------------------------------------------

[GRAPH - INCOME FROM CONTINUING OPERATIONS BEFORE SPECIAL ITEMS]

[GRAPH - CASH FLOW FROM CONTINUING OPERATIONS BEFORE SPECIAL ITEMS]


Murphy Oil Corporation is a worldwide oil and gas exploration and production company with refining and marketing operations in the United States and the United Kingdom.

Strong management, good strategic decisions and an entrepreneurial approach throughout the Company have enabled Murphy to stake its claim as one of the industry's strongest performers. In 1997, proved reserves grew for the seventh consecutive year. Production rose 14 percent to record levels and discoveries currently under development support continued growth well into the next century. Aggressive acreage acquisition efforts focused on securing a strong position in the deepwater Gulf of Mexico and the U.K. Atlantic Margin. Refining, marketing and transportation operations emerged from a prolonged downturn to post impressive operational and financial performances. The Company's commitment to workplace and environmental safeguards continued to result in safety performance well above general industry averages and operations that utilize cutting-edge technology and sound science to protect the world's natural resources.

Against the backdrop of 1997's success and given the Company's strength across an array of important indicators--a pristine balance sheet, growing production and reserves, a robust exploratory prospect portfolio and sound operating performance--Murphy is solidly positioned for future growth and increased shareholder value.

--------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
--------------------------------------------------------------------------------


[GRAPH - CAPITAL EXPENDITURES]

[GRAPH - LONG-TERM OBLIGATIONS]



EXPLORATION AND PRODUCTION
Upstream operations are the premier long-term growth vehicle for Murphy Oil. The Company has substantial exploration acreage positions in its politically secure core areas of the Gulf of Mexico, Canada and the U.K., and in a number of frontier areas that provide potential for significant reserve additions. Core area exploration is highlighted by deepwater activity in the Gulf of Mexico, and a frontier area of particular interest is the emerging Atlantic Margin play, west of the U.K. and Ireland. Murphy's active and diversified exploration program is designed to add to an already growing production profile. The first of several significant additions to the Company's established core area production was realized in late 1997 with the start-up of the Hibernia oil field, offshore eastern Canada, the first field to be placed on stream in the Jeanne d'Arc Basin. U.K. oil production is set to double with a mid-1998 commencement of production from two fields, including the second field to be placed on stream in the Atlantic Margin. Murphy also has an interest in Syncrude, the world's largest producer of light, sweet crude oil from oil sands, where plans for significant increases in production have been announced. Finally, further oil production growth is assured with the recent approval of plans to develop the Terra Nova field, located to the southeast of Hibernia. All told, Murphy has one of the most attractive production profiles in the oil industry.

REFINING, MARKETING AND TRANSPORTATION
The resurgence of Murphy's downstream operations exemplifies the Company's dedication to lean, tough and smart management that produces bottom-line results. In 1997, record onstream efficiency and the ability to process less expensive crude oil enabled Murphy's U.S. downstream operation to record its most profitable year ever. A program with Wal-Mart to build retail stations in the parking lots of Wal-Mart Supercenters and SAM'S Clubs in selected markets is beginning to tap a market niche already established overseas but heretofore underdeveloped in the U.S. In the U.K., where Murphy has partial ownership in a refinery serving a marketing area covering much of England and Wales, profits were up 48 percent. The Company also purchases, transports and resells crude oil in Canada.

--------------------------------------------------------------------------------
HIGHLIGHTS
--------------------------------------------------------------------------------

   ------------------------------------------------------------------------------------------------------------
   FINANCIAL                                                         1997             1996              1995
   ------------------------------------------------------------------------------------------------------------
   (Thousands of dollars except per share data)
   ------------------------------------------------------------------------------------------------------------
   FOR THE YEAR/1/
   ------------------------------------------------------------------------------------------------------------
   Revenues                                                     $ 2,137,767         2,022,176        1,631,780
   Income (loss) from continuing operations                         132,406           125,956         (127,919)
   Net income (loss)                                                132,406           137,855         (118,612)
   Cash dividends paid                                               60,573            58,294           58,257
   Capital expenditures for continuing operations                   468,031           418,056          287,151
   Net cash provided by continuing operations                       401,843           472,480          309,878
   Average Common shares outstanding - diluted                   44,960,907        44,904,636       44,832,463
   ------------------------------------------------------------------------------------------------------------
   AT YEAR-END
   ------------------------------------------------------------------------------------------------------------
   Working capital                                              $    48,333            56,128           87,388
   Total assets                                                   2,238,319         2,243,786        2,098,466
   Notes payable and capitalized lease obligations                   28,367            20,871           21,647
   Nonrecourse debt of a subsidiary                                 177,486           180,957          171,499
   Stockholders' equity                                           1,079,351         1,027,478/2/     1,101,145
   ------------------------------------------------------------------------------------------------------------
   PER SHARE OF COMMON STOCK/1/
   ------------------------------------------------------------------------------------------------------------
   Income (loss) from continuing operations - diluted           $      2.94              2.80            (2.85)
   Net income (loss) - diluted                                         2.94              3.07            (2.65)
   Cash dividends paid                                                 1.35              1.30             1.30
   Stockholders' equity                                               24.04             22.90            24.56
   ------------------------------------------------------------------------------------------------------------

   /1/ Includes special items that are detailed in Management's Discussion and Analysis, page 31.
   /2/ Reflects $172,561 charge for distribution of common stock of Deltic
       Timber Corporation to stockholders.


   ------------------------------------------------------------------------------------------------------------
   OPERATING                                                          1997              1996             1995
   ------------------------------------------------------------------------------------------------------------
   Net crude oil and gas liquids produced - barrels a day            57,494            53,210           57,015
     United States                                                   10,760            11,645           13,736
     International                                                   46,734            41,565           43,279
   ------------------------------------------------------------------------------------------------------------
   Net natural gas sold - thousands of cubic feet a day             268,669           220,633          251,726
     United States                                                  211,207           155,017          189,250
     International                                                   57,462            65,616           62,476
   ------------------------------------------------------------------------------------------------------------
   Crude oil refined - barrels a day                                161,560           157,886          155,503
     United States                                                  134,854           126,586          125,157
     United Kingdom                                                  26,706            31,300           30,346
   ------------------------------------------------------------------------------------------------------------
   Petroleum products sold - barrels a day                          182,337           169,973          161,911
     United States                                                  153,116           136,104          130,394
     United Kingdom                                                  28,977            33,615           31,234
     Canada                                                             244               254              283
   ------------------------------------------------------------------------------------------------------------

[GRAPH - NET HYDROCARBONS PRODUCED]

[GRAPH - REFINED PRODUCTS SOLD]

[PHOTOGRAPH APPEARS HERE]

Murphy is a thriving and vibrant company. Our performance shows we are a company that is making good--and tough--decisions based on a strategic vision of the future.


--------------------------------------------------------------------------------
                           LETTER TO THE SHAREHOLDERS
--------------------------------------------------------------------------------

Dear Fellow Shareholder:

This is the fourth time I have had the privilege to report to my fellow shareholders as President and CEO of Murphy Oil Corporation. It is with pride and great satisfaction that I tell you Murphy is a thriving and vibrant company, well positioned for continued growth and success. Naturally, the most tangible evidence is financial performance. In 1997, Murphy Oil Corporation earned $132.4 million, $2.94 a share, a net income record from exploration and production and refining and marketing operations, breaking a mark set in 1996. Return on capital employed of 10.4 percent in 1997 marked the second consecutive year that this important performance measure scored in double digits.

In my report to you last year, I noted that 1996 was "a turnaround year" for us and a year of significant

[GRAPH - RETURN ON CAPITAL EMPLOYED]
corporate change as Deltic Timber Corporation was spun off to shareholders as a debt-free, independent, market-valued company. The bottom-line results from 1997, which continued 1996's record performance, are a clear indication that our turnaround will, in fact, stay around. Your Company's long-term prospects and current value are stronger than ever.

Let's review the facts. Proved reserves increased for the seventh consecutive year as your Company replaced 165 percent of its worldwide hydrocarbon production in 1997. Production increased 14 percent on a barrel-equivalent basis, setting a Company record, primarily due to natural gas discoveries made in the Gulf of Mexico during 1996 that were promptly put on stream. There is much more to come. In November, the Hibernia field (6.5%) commenced production-- on budget, ahead of schedule and bigger than originally advertised. Conservative reserve projections now put the field at 615 million barrels compared to our estimate of 485 million barrels when we acquired the field in 1992. Peak production will be 135,000 barrels a day, although plans are being studied to increase that figure substantially. Hibernia ownership ensures Murphy of a large production increase at very low equity cost and surprisingly low lifting costs.

Hibernia improves our already strong production profile that includes proven performers such as Syncrude (5%). Syncrude had a very positive financial impact on Murphy in 1997, as earnings from this operation totaled $14.3 million. The project's owners are currently investing in technology designed to improve environmental protection and energy efficiency, while also increasing product yield. In fact, Syncrude announced plans during 1997 to more than double its production during the next 10 years to over 400,000 barrels a day or approximately 20,000 barrels a day net to Murphy. Further augmenting production growth is the midyear 1998 start-up of two U.K. fields--Schiehallion (5.9%) and Mungo/Monan (12.7%). These additions will bring our production in northwestern Europe to nearly 30,000 barrels a day. Lastly, but significantly, in January 1998 Canadian government approval was received to develop the Terra Nova field (12%), located 22 miles southeast of Hibernia. First oil at Terra Nova is anticipated no later than 2001.

What about production growth beyond this? Exploration efforts in 1997 led to discoveries at Ship Shoal Blocks 166/167 (33-50%) and Eugene Island Block 335 (60%). The latter comes on stream in the first quarter of 1999, adding approximately 25 million cubic feet a day to our U.S. natural gas production. Importantly, in 1997 we stepped up Gulf of Mexico deepwater exploration activity. After spending four years building an acreage position (we now own 80 deepwater leases) and forging drilling partnerships, we will spud four deepwater wildcats during the balance of 1998. Furthermore, we added to our Atlantic Margin position west of Britain and Ireland, and we now participate in six separate tranches in this high-potential play.

Historically, downstream has been a smaller part of the Murphy portfolio, but last year it was an extremely important one. In 1997, Murphy's downstream turned in a solid financial and operational performance. Worldwide downstream operations earned $56.7 million in 1997 as compared to $14.1 million in 1996. Our U.S. refining and marketing operation turned in its best year ever, earning $41.3 million. Operationally, downstream continued its strong performance, with a composite 98 percent onstream time at the U.S. refineries. New records were also established for refinery throughputs and product sales volume.

[GRAPH - HYDROCARBON PRODUCTION REPLACEMENT]

At Murphy, we are building on a legacy of leadership and innovation. In today's world, that translates into a global perspective and a resolve to capitalize on opportunities.

Furthermore, downstream operations reflect the entrepreneurial spirit we have worked hard to foster throughout all facets of the Murphy enterprise. Murco Petroleum in the U.K., for example, came back from the scrapped merger with Chevron and Elf to revitalize promising stations, jettison nonperforming ones, claim new commercial business and make a handsome profit to boot. In the U.S., this entrepreneurship led to a pilot project with Wal-Mart to build service stations at selected Supercenters and SAM'S Clubs.

This Company continues to pursue with vigor and success our goals of long-term growth, market expansion, environmental stewardship and aggressive exploration. Through hard work, creativity and sometimes sheer stubbornness, we are performing better than ever in one of the most competitive industries in the world. Nonetheless, the challenges keep coming. The decline in crude oil prices at the end of 1997 and in early 1998 will exact a financial toll. As always, we will strive to convert this into opportunities to acquire appropriately priced assets.

As in most years, there were a number of personal milestones in 1997, two of which I would especially like to note. Barry Sales, who managed our U.K. marketing, retired in December after 23 years with Murphy. During his tenure, it was (and remains) a well-managed and profitable operation. Finally, all of us at Murphy, and indeed around the state of Arkansas, mourned the death of Johnie Murphy. She was a great lady, generous of spirit and warm of heart with an infectious charm. Her gifts to her family, to her community and to this Company endure.

We thank you for your continued support and confidence.

/s/ Claiborne P. Deming

Claiborne P. Deming
President and Chief Executive Officer

March 12, 1998
El Dorado, Arkansas

[PHOTOGRAPH APPEARS HERE]

Murphy continues to pursue its goals with vigor and success. We are up to the challenge of continuing that success in 1998 and beyond.

--------------------------------------------------------------------------------
MURPHY OIL CORPORATION POSTED SIGNIFICANT ACHIEVEMENTS IN 1997
--------------------------------------------------------------------------------



[FIVE PHOTOGRAPHS APPEAR ON THIS PAGE]

Income from continuing operations before special items was a record $132.3 million, an increase of 27% over 1996.

U.S. downstream earned a record $41.3 million.

Daily hydrocarbon production set a record at 102,272 barrels of oil equivalent.

Cash flow before special items increased 15% over 1996 to $470 million.

Murphy realized a 10.4% return on capital employed for the second consecutive year.

Dividends increased 10 cents per share to an annualized rate of $1.40 per share.

Proved reserves increased for the seventh consecutive year as Murphy replaced 165% of its worldwide hydrocarbon production in 1997.

[PHOTOGRAPH APPEARS HERE]

[WORLDWIDE OPERATIONS MAP--WESTERN HEMISPHERE]


            --------------------------
            EXPLORATION AND PRODUCTION
            --------------------------



[PHOTOGRAPH APPEARS HERE]

Murphy Oil Corporation explores for and produces oil and natural gas throughout the world.

AN OVERVIEW
Murphy's exploration and production programs are the cornerstones of the Company's plans for growth. Murphy's upstream operations are characterized by profitable and consistent production growth and a diversified and efficient exploration program in strategically defined areas. The Company actively pursues exploration rights in the United States and around the globe, thereby spreading the risk, while maximizing its ability to identify and develop profitable fields.

Exploration and production activities earned $85 million in 1997, or 60 percent of total Company earnings from operating segments. Murphy's proved reserves increased at year-end 1997 to 362 million barrels of oil equivalent. This is the seventh consecutive year that the Company's additions to proved reserves have more than replaced its production.

Worldwide production increased to a record 102,272 barrels of oil equivalent a day, up 14 percent from 1996 production levels.

[WORLDWIDE OPERATIONS MAP--EASTERN HEMISPHERE]

--------------------------------------------------------------------------------
  EXPLORATION AND PRODUCTION
--------------------------------------------------------------------------------
  (Thousands of dollars)                                   1997        1996
--------------------------------------------------------------------------------

  Income contribution*                                 $   84,984     101,831
  Total assets                                          1,402,684   1,347,425
  Capital expenditures                                    423,181     373,984
--------------------------------------------------------------------------------
  Crude oil and liquids produced - barrels a day           57,494      53,210
  Natural gas sold - MCF a day                            268,669     220,633
  Net proved hydrocarbon reserves - thousands
   of barrels of oil equivalent                           362,100     337,600
--------------------------------------------------------------------------------
  *Before special items.

Murphy's core operating areas include four of the premier oil and natural gas basins in the world: the Gulf of Mexico, the Canadian Western Sedimentary Basin, the Jeanne d'Arc Basin off the east coast of Canada and the U.K. North Sea.

The Company's record production in 1997 is largely due to a 23-percent increase in barrel-equivalent production in the U.S. The increase was due primarily to the ability of the Company's innovative engineering staff to realize early production from discoveries made in 1996.

U.S. exploration activity focuses on three distinct areas: deepwater Gulf of Mexico, the Outer Continental Shelf of the Gulf and onshore South Louisiana. Murphy's strategic goals are to create significant reserve additions with its deepwater activity, to maintain production on the shelf while divesting high lifting cost properties, and to maximize cost efficiencies by realizing early production opportunities from the onshore program.

Murphy's investment in an emerging core area, offshore eastern Canada, began paying dividends in 1997 as the Hibernia oil field (6.5%) came on stream. The Company's interest in the Jeanne d'Arc Basin also includes the nearby Terra Nova oil field (12%). Industry interest in the exploration potential of the basin is high, and Murphy participated with nine other companies in a 3-D seismic study conducted over much of the more prospective areas. Murphy's activities in Canada also include an interest in Syncrude (5%), the world's largest producer of synthetic crude oil. Light, sweet crude oil from oil sands could eventually provide half of Canada's crude oil production.

Murphy's frontier exploration and production activities involve greater risk and potentially greater reward than those in core areas. Frontier areas include the U.K. Atlantic Margin, South America, China, Spain, the Philippines, Pakistan and Alaska.

The U.K. has long been an important part of Murphy's exploration and production activities, but during 1997, it assumed even greater significance. Production in the region is expected to double by mid-1998 with the addition of two new fields. One of these, Schiehallion (5.9%), confirmed Murphy's assessment of the exploration potential of the Atlantic Margin. Following this success, the Company expanded its exploration presence in the area in 1997 by securing a 25-percent interest in more than 650,000 exploration acres.

South America is home to one of the industry's highest profile unexplored basins--the Falkland Islands. Murphy has a 25-percent interest in a block that will be the site of the first well drilled in the basin.

The history of Murphy's international frontier exploration and its development of significant production capacity in emerging basins has been guided by a commitment to seek out opportunities with the potential to build the Company. That entrepreneurial spirit is tempered and balanced by a continuing focus on the secure and established basins Murphy knows best. Murphy's management has developed a strategic and integrated approach to exploration and production that capitalizes on the Company's historic strengths and positions it for future growth.

A review by core and frontier areas of the Company's principal exploration and production activities is presented in the sections that follow. Unless otherwise indicated, average daily production rates are net to the Company after deduction for royalty interests. The terms crude oil production and oil production include natural gas liquids where applicable.

[PHOTOGRAPH APPEARS HERE]

[GRAPH - INCOME CONTRIBUTION--EXPLORATION AND PRODUCTION]

[GRAPH - CAPITAL EXPENDITURES--EXPLORATION AND PRODUCTION]

Murphy's exploration and production programs are the cornerstones of the Company's plans for growth.

[PHOTOGRAPH APPEARS HERE]


In 1997, Syncrude, the world's largest producer of light, sweet crude oil from oil sands, announced plans to more than double production during the next 10 years to over 400,000 barrels a day, approximately 20,000 barrels net to Murphy.

[PHOTOGRAPH APPEARS HERE]

When production commences in 1998, Schiehallion will be one of only two producing fields in the U.K. Atlantic Margin. Innovative use of a floating production system enhances project economics by significantly reducing capital and operating costs.

--------------------------------------------------------------------------------
CORE EXPLORATION AND PRODUCTION: UNITED STATES
--------------------------------------------------------------------------------

[PHOTOGRAPH APPEARS HERE]

Operations in the U.S. are a significant contributor to Murphy's exploration and production activities. In 1997, U.S. production averaged 45,961 barrels of oil equivalent a day--a 23-percent increase driven by a 36-percent increase in natural gas production. During the year, Murphy continued to strengthen its investment in U.S. exploration by further concentration on three major areas-- deepwater Gulf of Mexico, the Outer Continental Shelf of the Gulf of Mexico and onshore South Louisiana. The Company added 78 billion cubic feet of natural gas equivalent to its U.S. proved reserves in 1997.

During 1998, Murphy plans to invest 63 percent of its worldwide exploration budget in the U.S., with an ongoing emphasis in the Gulf of Mexico on both deepwater and continental shelf prospects. The Company will continue to pursue early production opportunities in South Louisiana in an effort to maximize production gains.

DEEPWATER GULF OF MEXICO
Due to the excellent producibility of the deepwater Gulf of Mexico reservoirs, progressive expansion of the infrastructure and royalty relief, discoveries in this area have been consistently profitable.

Murphy was an early entrant in the deepwater Gulf. With the addition of 27 leases (25-100%) in 1997, the Company has a total of 80 deepwater leases in the Gulf of Mexico. Eight prospects on 11 leases have been further delineated with 3-D seismic data. At least four of these wells should be drilled in 1998; Murphy is the operator of two.

One issue of importance in the deepwater Gulf of Mexico is rig availability, and Murphy has taken steps to ensure that it will have access to equipment to continue exploration activities in this area. Along with two other oil companies, Murphy has signed a five-year contract for a deepwater drilling rig. The agreement provides each company use of the rig for one-third of the contract. The rig, capable of drilling in depths up to 6,000 feet of water, is scheduled to be available in mid-1999.

OUTER CONTINENTAL SHELF OF THE GULF OF MEXICO
Murphy also has a major presence on the Outer Continental Shelf of the Gulf of Mexico. The continental shelf has an established infrastructure and allows for steady production with lower risk than deepwater exploration. During 1997, the Company added to its substantial shelf acreage position with the acquisition of 11 new leases (60-80%).

Natural gas production from West Cameron Block 631 (60%), located in 325 feet of water, began in February 1997, just 10 months after drilling of the second discovery well, due to the Company's ability to convert existing processing facilities. Natural gas production from the field averaged 33 million cubic feet a day for the year.

Similarly, Eugene Island Block 322 (50%), located in 254 feet of water, came on stream in June 1997, nine months after drilling of the second discovery well and with the use of an existing processing facility. The discovery on Ship Shoal Blocks 166/167 (33-50%) came on stream in December 1997. Eugene Island Block 323 (50%) commenced production in February 1998. A satellite structure was installed in this field, and production is piped to facilities at Eugene Island Block 322. Combined production from these discoveries averages 32 million cubic feet of natural gas equivalent a day.

The remaining development wells at Viosca Knoll Block 783 (30%) came on stream in 1997, and production at this field for the year averaged 25 million cubic feet of

[PHOTOGRAPH APPEARS HERE]
natural gas equivalent a day. One of Murphy's better discoveries of the year, Eugene Island Block 335 (60%), is expected to start producing natural gas in early 1999 at a rate of approximately 25 million cubic feet a day.

The Destin Dome Block 56 unit (33%) is one of the largest undeveloped natural gas discoveries remaining in the U.S. Located in federal waters 30 miles off the coast of Florida, three previously drilled exploratory wells have confirmed a significant reservoir of dry natural gas in the Norphlet sandstone. Murphy and its two partners filed a development plan with the U.S. Minerals Management Service in November 1996. A rigorous regulatory process designed to protect the environment and ensure compatibility with other uses of surrounding areas is under way. Completion of the process could extend into late 1999.

ONSHORE SOUTH LOUISIANA
Murphy is currently pursuing a program involving third-party review of the Company's existing 2-D seismic database to identify new prospects, thereby minimizing cost and spreading risk. Further delineation utilizing 3-D seismic data is expected to result in the drilling of two to three of these prospects each year. At year-end 1997, a well at the N.E. Wright field (50%) was in progress.

[GULF OF MEXICO MAP]

[GRAPH - CRUDE OIL AND NGL PRODUCTION]

[GRAPH - NATURAL GAS SALES]

--------------------------------------------------------------------------------
CORE EXPLORATION AND PRODUCTION: CANADA
--------------------------------------------------------------------------------

Canada is Murphy's largest source of crude oil production, and the Company's portfolio includes some of the country's legacy properties.

During 1997, Murphy's Canadian production averaged 32,547 barrels of oil equivalent a day, an increase of 10 percent over 1996 levels. The Company's Canadian exploration and production operations are located in two primary geographic areas: the Jeanne d'Arc Basin off Canada's east coast and western Canada, including the Athabasca Oil Sand Deposit in Alberta.

THE JEANNE D'ARC BASIN -- HIBERNIA AND TERRA NOVA
The initiation of production at Hibernia (6.5%) in November marked a milestone for Canada and Murphy and provided a springboard for continued growth. Projects of this magnitude require creative problem-solving ideas and cutting-edge technological ability and equipment. The partnership that developed Hibernia brings together those attributes, as well as hundreds of years of exploration and production experience, making Hibernia a solid investment.

And it is an investment that provides Murphy with an exceptional rate of return. Due to a favorable financing package negotiated at the time Murphy acquired its interest, the Company's equity investment in the project as production commenced was approximately $1.25 a barrel. With a 20-year life span, Hibernia is expected to be highly profitable well into the future.

Hibernia's production and drilling platform uses state-of-the-art environmental protection technology to tap one of the world's largest crude oil discoveries of the past quarter century. Recoverable reserves at Hibernia are conservatively estimated to be 615 million barrels of oil equivalent. Peak gross production of approximately 135,000 barrels a day will be reached as rapidly as possible consistent with high safety and environmental protection standards. Current estimates indicate that this production level will be achieved by early 1999. The operating company is studying alternatives whereby additional investment in equipment and technology could boost production well beyond designed rates.

Hibernia's platform, which is nearly one acre in size, is the first in North America to use a concrete gravity base structure and the first in the world designed to withstand

[PHOTOGRAPH APPEARS HERE]

Peak gross production at Hibernia should reach 135,000 barrels of oil a day by early 1999 and could increase substantially with additional investments of equipment and technology.

[OFFSHORE EASTERN CANADA MAP]
the impact of an iceberg. Two 850,000-barrel, double-hulled tankers, designed to operate in the harsh environment of the North Atlantic, will load from the platform and will initially shuttle crude oil directly to refineries until a Newfoundland onshore terminal is completed in late 1998.

The Company's holdings in the area also include a 12-percent interest in the Terra Nova oil field, located 22 miles southeast of Hibernia. With estimated reserves of 300 to 400 million barrels, Terra Nova is projected to come on stream late in the year 2000, at a gross production rate of approximately 115,000 barrels of oil a day. In early 1998, the Canadian government sanctioned the project, and the Terra Nova partners announced their decision to proceed with development.

The Company is actively seeking additional exploration opportunities in the Jeanne d'Arc Basin and continues to participate in bidding at crown land sales. Murphy has a 25-percent interest in Cape Race, a 34,000-acre exploration license located between Hibernia and Terra Nova. Seismic surveys conducted in 1997 are under evaluation. Should results prove encouraging, an exploratory well could be drilled in 1999.

WESTERN CANADA--SYNCRUDE
Long-life production in Canada is also provided by Murphy's five-percent working interest in the Syncrude project, located in the Athabasca Oil Sand Deposit in Alberta. Syncrude is the world's largest producer of light, sweet crude oil from oil sands and is the single largest source of oil in Canada. Syncrude combines mining, extraction and upgrading technologies to convert oil sands to synthetic crude oil.

Syncrude achieved record gross production during 1997, averaging over 207,000 barrels of oil a day. Murphy's 1997 earnings from the project totaled $14.3 million. With investments in new technology to improve productivity and reduce costs, this project is expected to remain highly profitable well into the next century. Syncrude has announced plans to invest a total of $4 billion in technology and projects that will double production by 2007 and generate an even lighter, lower sulfur crude oil than is currently being produced.

While Syncrude has historically invested heavily in environmental improvements, the planned new investments include more than $420 million to improve environmental protection while increasing product yield. By 2006, sulfur dioxide emissions per barrel are projected to fall by 70 percent from 1990 levels. Similarly, Syncrude's production costs are projected to decrease significantly over the next decade.

WESTERN CANADA--CONVENTIONAL
Murphy's conventional hydrocarbon activities in western Canada are focused on increasing natural gas production and enhancing the profitability of the Company's vast heavy oil reserves.

In 1997, the Company was able to maintain its natural gas production through workovers and development drilling in existing fields. The Company is also developing a broad natural gas prospect portfolio in Canada and will drill at least three impact exploratory wells in 1998. In late 1997, a significant gas discovery at Josephine (50%) in the Peace River Arch added 7.5 billion cubic feet of proved reserves, augmenting previous reserve additions at Umbach (50%) and Boundary Lake South (50%). Delineation at these fields continues in 1998.

Murphy's strategy for profitable heavy oil production in Canada is focused on lowering production costs, which is made possible by the quality of Murphy's Canadian reserves and use of the best technology. This allows the Company to weather downturns in pricing, such as that being experienced in early 1998.

[PHOTOGRAPH APPEARS HERE]

Murphy is piloting the use of Steam Assisted Gravity Drainage technology to increase production at its heavy oil projects.

Productivity at Murphy's heavy oil projects in Canada has been significantly increased by the Company's ability to leverage new and existing technology. Murphy co-pioneered the first application of Steam Assisted Gravity Drainage
(SAGD) technology in Saskatchewan by using horizontal wells at its Tangleflags project (50%). This project has commercially recovered eight million barrels of oil since 1987 from a quality channel sand that contains 95 million barrels.

New pumping technology has led to commercial primary production from the Lindbergh field (100%), where the Company has historically conducted only thermal operations, and peak production rates of 2,500 barrels a day were achieved during 1997. Also at Lindbergh, piloting of SAGD technology continued in the thicker sands. This oil is immobile at reservoir temperatures but flows readily once heated. Although Murphy has not yet developed commercially viable recovery techniques for current price levels, estimated oil in place of over one billion barrels encourages further technology development.

Murphy's light oil production in western Canada declined in 1997 due to the mature nature of the Company's producing property base. As production and income from Hibernia replace this historically important position in the portfolio, the Company will accelerate its disposition of these assets.

[TWO PHOTOGRAPHS APPEAR HERE]

Murphy's earnings from the Syncrude project increased 18% to $14.3 million.

[PHOTOGRAPH APPEARS HERE]

The midyear start-up of the two U.K. fields will bring production in northwestern Europe close to 30,000 barrels a day.

--------------------------------------------------------------------------------
CORE EXPLORATION AND PRODUCTION: UNITED KINGDOM
--------------------------------------------------------------------------------

Murphy's core area of exploration and production in the U.K. is in the North Sea, where production from the Ninian, "T" Block and Amethyst fields averaged 15,963 barrels of oil equivalent a day in 1997, essentially unchanged from a year ago. Industry activity in the area remains high. The key to success in the North Sea is access to acreage, and Murphy's strategy is to continue to participate actively in licensing rounds, with an emphasis on increasing ownership interest levels and securing operatorship.

NORTH SEA
Murphy's substantial U.K. North Sea production is set to increase with the mid-1998 start-up at Mungo/Monan (12.7%). Developed jointly with five other oil and gas fields as part of the Eastern Trough Area Project (ETAP) integrated development, Mungo will be produced from a normally unmanned platform, while Monan will use a subsea system. Both fields will produce to a two-platform central processing facility.

Jackets for all three ETAP platforms were set and pipelines and other subsea facilities were installed in 1997. Installation of the topsides will take place in the spring of 1998, and first oil is expected in mid-1998. Peak gross production is expected to reach 65,000 barrels of oil and gas liquids a day for Mungo and Monan combined.

Elsewhere in the North Sea, operatorship of the Ninian field (13.8%) changed in 1997, with a primary emphasis on cost control. As a result, operating costs were reduced 12 percent. Two new wells were drilled and completed during 1997 at Ninian, and increased drilling is planned for 1998. On the Ninian satellite fields, drilling of the second well was in progress at year-end 1997 at Columba B (5.4%), and drilling of an appraisal well is scheduled for early 1998 at Columba E (5.8%).

In 1997, the Company completed a successful exploration step-out well at Block 16/17, "T" Block (11.3%), on the north flank of the Tiffany field.

Successful exploratory drilling at Block 16/6b (the Dalmore discovery, 37.5%) found oil in shallow Paleocene-age sands. Reevaluation of 3-D seismic data covering this area will occur in 1998, and additional appraisal drilling will be required before commerciality can be determined.

Murphy acquired interests in an additional 196,000 exploration acres in the U.K. North Sea in 1997. In "Tranche 1," Blocks 38/9 and 38/10 (40%, Operator) located on the east end of the Mid North Sea High, 900 kilometers of seismic data will be evaluated during 1998. Blocks 29/20a and 30/21 (100%, Operator), located on the western flank of the Central Graben adjacent to the Auk field, were acquired through an equity swap.

ATLANTIC MARGIN
Murphy's philosophy that a presence in major hydrocarbon basins will lead to good things is reinforced by an interest in the Schiehallion field (5.9%). A well drilled in 1994 on acreage acquired as part of the Company's U.K. exploration efforts confirmed the viability of the emerging Atlantic Margin play. First production from Schiehallion is expected in mid-1998, and peak gross production is forecast in excess of 130,000 barrels of oil a day. In 1997, installation of infield pipelines was completed, while the construction of a floating production storage and offloading vessel was nearly complete at year end. Development drilling and completion operations will continue well beyond first oil.

[PHOTOGRAPH APPEARS HERE]

Murphy Oil developed Mungo/Monan in alliance with five other oil and gas fields as part of the Eastern Trough Area Project.

--------------------------------------------------------------------------------
EXPLORATION AND PRODUCTION: FRONTIER
--------------------------------------------------------------------------------

Murphy's management believes the Company has the right geographic spread, the right risk spread, the right expertise and the right prospects for growing the Company long-term. As part of developing a strong exploration and production profile, Murphy has pursued an active and calculated interest in developing properties, obtaining acreage and entering joint-venture projects in areas where, though risky, high reward is possible. Exploration and production activities in these frontier areas are part of management's strategy to position the Company for substantial future growth.

U.K. ATLANTIC MARGIN
The Atlantic Margin is an area of intense industry activity, and Murphy, because of its early firsthand understanding of the geology in the Schiehallion field, has a strong acreage position in this developing frontier. The Company's strategy of acquiring quality acreage early has resulted in ownership of 24 full blocks and three partial blocks that encompass a total of 1.39 million acres. Murphy's average working interest is 25 percent.

In 1997, the Company acquired 25-percent interests in over 650,000 acres, including U.K. Tranches 36 and 48 and Ireland License 6/97. Murphy's 1998 exploration program is to acquire and evaluate seismic data on this acreage. Depending on the evaluation, drilling is expected to commence in 1999.

Murphy has also joined a study/bid group with several other oil companies to evaluate acreage on offer in the Faroe Islands First Licensing Round and in future U.K. licensing rounds.

[UNITED KINGDOM MAP]

CHINA
In 1996, Murphy participated in a well that discovered oil on Block 04/36 (45%) in Bohai Bay, northeastern China. The well tested at a combined gross rate in excess of 6,000 barrels of oil a day from two zones below 11,000 feet. Three appraisal wells were drilled in 1997, but commerciality is still uncertain. Murphy is acquiring 3-D seismic data over the discovery area to further define field limits.

[CHINA MAP]

SOUTH AMERICA
Murphy's production from Block 16 (20%) in Ecuador highlighted the Company's 1997 South American activities. In August, the Southern Production Facilities went on line, a year ahead of schedule. In addition, eight development oil wells were drilled, including three horizontal wells, with one completed at multiple depths. Results from the horizontal wells are very encouraging. Production was 7,802 barrels of oil a day in 1997 compared to 6,005 in 1996. A plan by the Ecuadoran government to expand pipeline capacity could allow for significant field production increases.

The Falkland Islands exemplifies Murphy's frontier strategy of "high risk, high reward" exploration. After acquiring a 25-percent interest in 400,000 acres in an unexplored sedimentary basin north of the Islands in 1996, the Company acquired and evaluated 2-D seismic data in 1997. The acreage contains several large structures and the first of two exploratory wells is scheduled to spud in mid-1998.

Murphy's production activities in Ecuador highlighted the Company's 1997 South American activities.

[PHOTOGRAPH APPEARS HERE]

Murphy submitted proposals on three exploration areas to the Brazilian government during 1997. The Company, as a 100-percent operator, will enter negotiations on one of the areas during 1998.

SPAIN
In early 1997, Murphy obtained a 35-percent working interest in two adjacent exploration permits covering 345,000 acres off the northern coast of Spain. In 1998, the Company will acquire 3-D seismic data on the West Fragata permit.

The platform, wells and offshore facilities from the depleted Gaviota field are utilized as part of Murphy's ALGA gas storage project (18%). ALGA handles third-party natural gas in consideration for a tariff that covers the operating cost of the gas storage operations and provides a return on capital invested. Murphy completed one additional injection/production well and installed additional onshore compression facilities during 1997.

PHILIPPINES
A Geophysical Survey and Exploration Contract (GSEC) (80%) covering approximately 3.1 million acres in the northern Sulu Sea has been negotiated and is awaiting signature by the Philippine president. The GSEC will involve the acquisition of seismic data, with an option to drill an exploratory well.

PAKISTAN
Murphy is renegotiating the Kharan concession agreement (100%) of 1978, under which it obtained the rights to explore 6.7 million acres in the province of Baluchistan in the western part of the country. The acreage has long been held by force majeure. If negotiations are successful, the Company anticipates beginning seismic activities in 1998.

ALASKA
Murphy's formerly sizeable holdings in Alaska are now relatively minor, but they continue to position the Company in an area of renewed interest to the industry. Unresolved royalty and economic viability issues have delayed the development of the Sandpiper (58%) and Northstar (2%) projects. During 1997, Murphy acquired a 25-percent interest in 15 leases in Alaskan state waters on which new 3-D seismic data will be acquired in 1998.

[PHOTOGRAPH APPEARS HERE]

[WORLDWIDE OPERATIONS MAP--WESTERN HEMISPHERE]


            ---------------------------
              REFINING, MARKETING AND
              TRANSPORTATION
            ---------------------------


[PHOTOGRAPH APPEARS HERE]

Murphy Oil conducts refining, marketing and transportation activities in the United States, the United Kingdom and Canada.


AN OVERVIEW
In 1997, Murphy's worldwide refining, marketing and transportation operations delivered its best operating performance ever. Compared to 1996, earnings increased over 300 percent to $56.7 million, and combined throughputs at its U.S. refineries (Meraux, Louisiana and Superior, Wisconsin) reached record levels. Improved margins in the U.S. and the U.K. led the way to increased profitability. Canadian pipeline throughputs increased 25 percent and 21 percent for Manito and Cactus Lake, respectively.

Throughout its downstream operations, Murphy's commitment to improving the return on assets through strategic capital investments, lowering operating costs and appropriate joint ventures is proving effective and successful. The operating environment in which the refining, marketing and transportation segment competes

[WORLDWIDE OPERATIONS MAP--EASTERN HEMISPHERE]

--------------------------------------------------------------------------------
REFINING, MARKETING AND TRANSPORTATION
--------------------------------------------------------------------------------
  (Thousands of dollars)                       1997           1996
  ------------------------------------------------------------------
  Income contribution                       $  56,738         14,102
  Total assets                                750,626        739,072
  Capital expenditures                         37,483         42,880
  ------------------------------------------------------------------
  Crude oil processed - barrels a day         161,560        157,886
  Products sold - barrels a day               182,337        169,973
  Average gross margin on products sold -
   dollars a barrel
     United States                          $    1.57            .25
     United Kingdom                              2.90           2.08


is volatile, difficult and evolving, but the Company continues to pursue those activities and initiatives that will overcome these challenges.

Refining capital projects completed in the early and mid-1990s enable Murphy to process higher sulfur, lower cost crude oil in the U.S. and to produce ultra low-sulfur distillates in the U.K. As a result of these and other capital improvements in the Company's refining and marketing facilities, and through the realignment of operating departments, Murphy has lowered overhead and operating costs and increased its ability to produce and deliver quality products at competitive prices.

Refining capital expenditures declined 45 percent in 1997 as the Company's focus shifted to operational efficiency and reliability. During the same period, marketing capital expenditures increased by 86 percent, primarily due to expansion of U.S. retail marketing operations. Two years ago, Murphy announced plans to build high-volume retail gasoline stations in the parking lots of Wal-Mart Supercenters and SAM'S Clubs in selected markets in the southeastern U.S. Since then, 18 stations have been built, including 15 in 1997, under the Murphy USA(R) brand. The one-stop shopping convenience this endeavor provides to customers is a tried-and-true facet of European motor fuel marketing. In the U.S., Murphy is among the first to utilize its integrated downstream assets to leverage this type of marketing approach.

Following its withdrawal from negotiations to merge with two other companies, Murphy's U.K. refining and marketing company launched a wide-ranging program to refocus and further streamline its organization, reduce operating costs and strengthen its marketing network. A high-pressure distillate hydrotreating unit completed in 1996 allows the jointly owned Milford Haven refinery (30%) to supply the U.K. market with cleaner-burning diesel fuel. Successful implementation of strategic plans and operational changes together with the closing of a nearby competitor's refinery have helped Murphy's system become one of the most competitive in the U.K.

[TWO PHOTOGRAPHS APPEAR HERE]

Murphy's natural gas marketing division continues to move gas production further down the delivery system, and in 1997, 40 percent of the Company's daily volume of natural gas production was sold directly to end users such as utilities. The Company has made a commitment to carefully planned growth in this area. By entering into firm transportation agreements and term sales--in effect leasing pipeline space on an annual basis--Murphy has ensured that pipeline capacity is available to gather and transport its natural gas production.

Murphy owns interests in five crude oil pipeline systems in western Canada. In 1997, the Murphy-operated Manito and Cactus Lake pipelines were expanded for the second consecutive year in response to higher heavy oil production levels in western Saskatchewan and eastern Alberta. With this new capacity, Murphy is able to meet the increasing demands for reliable and economic transportation in the areas it serves.

[GRAPH - INCOME CONTRIBUTION--REFINING, MARKETING AND TRANSPORTATION]

[PHOTOGRAPH APPEARS HERE]

[GRAPH - CAPITAL EXPENDITURES--REFINING, MARKETING AND TRANSPORTATION]

[GRAPH - CANADIAN PIPELINE THROUGHPUTS]

--------------------------------------------------------------------------------
REFINING, MARKETING AND TRANSPORTATION: UNITED STATES
--------------------------------------------------------------------------------

[UNITED STATES MAP]

Murphy's U.S. downstream operations posted earnings of $41.3 million, a record financial performance. The 100,000-barrel-a-day refinery in Meraux, Louisiana anchors the Company's Gulf Coast market, which serves the southeastern region of the U.S. The refinery posted impressive throughput results in 1997, with average crude runs of 101,150 barrels a day, an eight-percent increase over the previous record achieved in 1996. The efficiency and reliability of this operation--the refinery recorded a composite 98 percent onstream time in 1997--is the result of prudent capital investment and careful management.

During 1997, Meraux completed the transition, begun in the early 1990s, from processing a more expensive light, sweet crude oil to processing a medium, sour crude oil imported from Latin America. Substantial cost savings resulted from the refinery's processing over 100,000 barrels a day of the lower cost crude in 1997. Additionally, significant freight savings were realized through the utilization of large capacity tankers that are offloaded at the Louisiana Offshore Oil Port (3.2%), which is connected to the Meraux refinery through a crude oil pipeline owned jointly with another company. Utilization of the refinery's key process units, including the crude distillation unit and the two fluid catalytic cracking units, exceeded 100 percent of rated capacities in 1997.

The petroleum products produced at the Meraux refinery are distributed via pipeline and barges throughout an 11-state marketing area. Murphy's southeastern distribution system includes 34 terminals, 22 of which are either wholly or jointly owned by Murphy. The distribution system supplies gasoline to 346 owned and branded wholesale stations, a net addition of 27 stations over year-end 1996. Products are marketed primarily under the SPUR(R) brand.

[PHOTOGRAPH APPEARS HERE]

[PHOTOGRAPH APPEARS HERE]

The Company's refinery in Superior, Wisconsin processed 33,704 barrels a day of crude oil in 1997, its best performance since 1977. Taking advantage of the weakness in the pricing of low gravity crude oil, the refinery processed over 8,100 barrels a day of heavy Canadian asphaltic crude, an increase of more than 15 percent over recent years. Continued reliable operations, stable margins, and strong light products and asphalt demand supported the increased throughputs.

Murphy's upper-midwestern distribution and marketing system covers a six-state area. The distribution system includes 21 light products terminals, two of which are wholly owned by Murphy. This system supplies gasoline to 239 owned and SPUR(R) branded wholesale stations, a net addition of 31 stations for the year.

In 1997, a record 1.68 million barrels of asphalt were sold through three Murphy-owned terminals in the Upper Midwest. Fuel oil and marine diesel fuel were sold directly into the active Superior/Duluth marine fueling market.


[GRAPH - MERAUX REFINERY--HEAVIER CRUDE OIL PROCESSED]

[GRAPH - MERAUX REFINERY--HIGHER SULFUR CRUDE OIL PROCESSED]

Murphy's Meraux refinery posted record throughputs in 1997.

[PHOTOGRAPH APPEARS HERE]

--------------------------------------------------------------------------------
REFINING, MARKETING AND TRANSPORTATION: UNITED KINGDOM
--------------------------------------------------------------------------------

Murphy's U.K. downstream operations earned $9.2 million in 1997, a 48-percent increase over 1996, largely due to improved margins in retail marketing.

By cutting expenses, closing nonviable service stations, upgrading remaining outlets and expanding into commercial fuels, the Company's marketing system has become one of the most competitive in the U.K. It consistently earned profits during the fierce retail price wars of the past two years, and its recently developed wide-ranging strategic program strives to ensure that Murphy will retain its position as a strong competitor.

Murphy has an effective 30-percent interest in the jointly owned Milford Haven refinery in Wales. Refined products are transported by rail to the Company's three cost-effective distribution terminals. The Company also receives products by exchange at seven terminals owned by others.

The refinery continued its reliable operation of past years. A new high-pressure distillate hydrotreating unit, commissioned in 1996, now enables the refinery to produce cleaner-burning diesel fuel with a sulfur content of less than 50 parts per million. The refinery processed a daily average of 26,706 barrels of crude oil for the Company's account. The refinery's crude runs were reduced from recent years, primarily due to a monthlong shutdown for planned maintenance.

The Company's retail marketing system in the U.K. includes 396 MURCO branded stations.


[THREE PHOTOGRAPHS APPEAR ON THIS PAGE]

[UNITED KINGDOM MAP]

A high-pressure distillate hydrotreating unit at the jointly owned Milford Haven refinery enables the facility to produce cleaner-burning diesel fuel with a sulfur content of less than 50 parts per million.

--------------------------------------------------------------------------------
REFINING, MARKETING AND TRANSPORTATION: CANADA
--------------------------------------------------------------------------------

Murphy's five crude oil pipeline systems in western Canada include two that supply Canadian crude oil to pipelines at the U.S. border. The Murphy-operated Manito (52.5%) and Cactus Lake (13.1%) pipelines increased throughputs by 25 percent and 21 percent, respectively, over 1996, while the North-Sask pipeline (36.1%), completed in 1996, exceeded expectations by delivering an average of 15,600 barrels a day into the Manito system.

As previously mentioned, both the Manito and Cactus Lake pipelines were expanded in 1996 and 1997 to meet the increasing demands for reliable and economic transportation in western Saskatchewan and eastern Alberta. These successes were counterbalanced, however, by nearly corresponding throughput reductions on the U.S.-connected Wascana pipeline (100%), which was exposed to significant new outside competition from third-party pipelines that commenced operations in 1997.

The Company also operates a fleet of crude oil and natural gas liquid haulers in Canada. The 70-unit SPUR(R) trucking fleet transported over 48,000 barrels a day in 1997, and earnings from the trucking operations improved by 30 percent due to increased utilization.

Overall Canadian downstream operations earned $6.2 million in 1997, essentially flat with 1996.

[TWO PHOTOGRAPHS APPEAR ON THIS PAGE]

In all its operations around the globe, Murphy Oil accepts its responsibility for environmental stewardship, employee safety and training, emergency preparedness and community involvement.

--------------------------------------------------------------------------------
CORPORATE RESPONSIBILITY
--------------------------------------------------------------------------------

The Company's record of responsible corporate citizenship is a tribute to the hard work, dedication and expertise of its employees and to clear, resolute and unyielding management practices that emphasize continuous improvement, establish high standards and encourage employees throughout the Murphy enterprise to pursue excellence in all facets of their work. The Company has a comprehensive set of standard operating procedures, a proven system of internal controls and a published code of conduct for employees and monitors compliance to environmental, safety, ethical and security policies using internal audit procedures.

ENVIRONMENTAL PROTECTION AND PERFORMANCE
Since 1990, Murphy has invested more than $200 million in environmental improvement projects. These projects include an upgrade in equipment and the construction of a state-of-the-art waste water treatment plant at the Superior, Wisconsin refinery; a new distillate desulfurizer along with facilities for the production of reformulated gasoline at the Meraux, Louisiana refinery; and the construction of a distillate desulfurizer at the Milford Haven refinery in Wales. In Canada, a voluntary program of running corrosion survey tools on Company-operated pipelines to monitor line integrity enables Murphy to make repairs before a problem occurs.

Murphy's investments have produced results. The Superior refinery's waste water treatment plant effluent is, for most parameters, better than Wisconsin's standards for drinking water quality. In the U.K., Milford Haven produces cleaner-burning diesel fuel with a sulfur content of less than 50 parts per million, more than 90 percent below mandated limits. Overall, Murphy has reduced air emissions from its refineries by 40 percent in the past eight years.

Murphy's exploration and production operations have adopted cutting-edge, environmental and safety management policies and procedures that ensure the efficient production of oil and gas while also achieving high levels of compliance with all applicable government regulations. In the Gulf of Mexico, upstream operations have a 99 percent or better compliance record for meeting required aqueous discharge levels. As part of Murphy's dedication to continue conscientious environmental and safety practices, the Company is participating in a voluntary endeavor developed in conjunction with the Minerals Management Service to implement a Safety and Environmental Management Program. This program promotes management, training, design, construction, operating and maintenance initiatives intended to maximize environmental protection and worker safety.

The Company's proactive approach to environmental stewardship is also evident in its voluntary reclamation activities on U.S. onshore producing properties and in its active participation in surface reclamation of well sites, roadways and other facility sites as part of the ongoing Lloydminster Abandonment Program in western Canada.

[PHOTOGRAPH APPEARS HERE]

EMPLOYEE SAFETY AND TRAINING
Each year, Murphy provides nearly 30,000 hours of training worldwide for safety and emergency response programs. In addition, the Company offers a myriad of professional development and personal enrichment classes to employees.

International, national and industry organizations, including the National Petroleum Refiner's Association, the National Safety Council, the Gas Oil Pipeline Safety Council, the Canadian OSHA and the Gas Processors Safety Council have recognized Murphy's achievements with awards and commendations. Those achievements include seven consecutive years without a lost-time injury in Murphy's terminal operations. Murphy's exploration and production lost-time accident incidence rate averaged 0.71 per 200,000 manhours worked over the last eight years, well below industry norms. In addition, at the request of the Federal Emergency Management Agency, Murphy's well-regarded emergency response teams participated in a very successful disaster drill at the Meraux refinery.

COMMUNITY INVOLVEMENT
Murphy's employees and its management team are equal partners in efforts to contribute positively to the communities in which Murphy's facilities are located. Murphy and its employees are major contributors to the United Way, and Murphy is recognized as a pacesetter company in each community where operations are conducted. Employees volunteer countless hours in numerous educational, civic and charitable endeavors including school boards, chambers of commerce, youth sports, girl and boy scouts, mentoring, battered women's shelters, senior citizens' centers, the American Red Cross and the American Cancer Society. In 1997, Murphy initiated a Community Spirit Award, presented by President and CEO Claiborne Deming at an annual awards dinner, to recognize outstanding volunteer efforts on the part of Murphy employees and local citizens.

Murphy is also a leader in efforts to reward and encourage academic excellence. The Company recently donated $50,000 toward the purchase of new equipment for two science labs at the University of Wisconsin-Superior. The Murphy Education Program is an innovative incentive program in El Dorado, Arkansas, site of the Company's headquarters. The program awards financial stipends to high school students demonstrating outstanding academic achievement in Advanced Placement courses, SAT and ACT standardized testing and the National Merit Scholarship program. The Company also sponsors scholarship programs in Alberta and Louisiana.

[PHOTOGRAPH APPEARS HERE]

[GRAPH - SAFETY PERFORMANCE]

--------------------------------------------------------------------------------

SUMMARY OF PHOTOGRAPHS--Murphy's staff of over 1,300 employees has worked hard to make 1997 a successful and productive year. They are a team of trained, conscientious professionals who take pride in their work--helping to meet the increasing world demand for petroleum products safely, efficiently and in an environmentally responsible manner. Members of the Murphy team and various Murphy facilities are featured in photographs throughout our annual report. Below is a summary of the photographs and the people and facilities they highlight. The key below assigns a number to each Murphy unit. Where employees are referenced, the number corresponding to their unit follows their title. Photographs are listed top to bottom and names are listed left to right.

Front Cover:   *Hibernia platform

               *Superior refinery
--------------------------------------------------------------------------------
Contents:      *West Cameron Block 631 platform
--------------------------------------------------------------------------------
Page 4:        *Hibernia platform

               *Claiborne P. Deming,
                President and Chief Executive Officer (1)
--------------------------------------------------------------------------------
Page 6:        *Claiborne P. Deming,
                President and Chief Executive Officer (1)
--------------------------------------------------------------------------------
Page 7:        *Meraux refinery

               *Amanda E. Reagor, Supervisor, Blending/Laboratory (5) and
                Pat Dean, Environmental Chemist (5)

               *Bill H. Stobaugh, Vice President (1) and
                Mindy West, Planning Analyst (1)

               *George M. Shirley, General Manager, Negotiations & New Business
                 Development (3),
                Maite B. Vail, Analyst (3),
                David M. Wood, Vice President, Frontier Exploration and
                 Production (3),
                Robert F. Sawyer, Manager, Far East Exploration (3),
                Randall H. Skiff, Manager, South American Exploration (3) and Ralph M. DePauw, Manager, Frontier Operations (3)

               *West Cameron Block 631 platform
                S. J. "Vay" Carboni Jr., Vice President,
                 Production - Domestic Operations (3) and
                Sherrod A. Wilder, Gauger (3)
--------------------------------------------------------------------------------
Page 8:        *West Cameron Block 631 platform
                Sherrod A. Wilder, Gauger (3)
--------------------------------------------------------------------------------
Page 10:       *Enoch L. Dawkins, President (3) and
                Woods W. Allen Jr., Executive Vice President, United Kingdom
                 Exploration and Production and New Basin Analysis (3)
--------------------------------------------------------------------------------
Page 11:       *Syncrude facility

               *Schiehallion oil storage and offloading vessel
--------------------------------------------------------------------------------
Page 12:       *West Cameron Block 631 platform

               *James R. Murphy, Vice President, Geophysics (3),
                Larry Boudreau, Manager, Gulf of Mexico Exploration (3) and
                John C. Higgins, Vice President, U.S. Exploration (3)
--------------------------------------------------------------------------------
Page 14:       *Hibernia platform
--------------------------------------------------------------------------------
Page 15:       *Canadian heavy oil wells
--------------------------------------------------------------------------------
Page 16:       *Syncrude workers

               *Harvey Doerr, President (4)
--------------------------------------------------------------------------------
Page 17:       *Mungo/Monan jacket (top and bottom)
--------------------------------------------------------------------------------
Page 19:       *Block 16, Ecuador production facilities
--------------------------------------------------------------------------------
Page 20:       *Superior refinery

               *King Sanchez, Operator, Area IV (5) and
                Brian Nunez, Operator, Area IV (5)
--------------------------------------------------------------------------------
Page 22:       *Milford Haven, Wales refinery

               *Charles A. Ganus, Vice President, Marketing (2),
                Herbert A. "Herb" Fox Jr., Vice President (1), President (2) and Frederec C. "Fred" Green, Vice President, Manufacturing and
                 Crude Oil Supply (2)
--------------------------------------------------------------------------------
Page 23:       *Murphy USA(R) station, Stockbridge, Georgia
                Belinda Silvera, Store Manager (2) and
                Michelle Jones, District Manager-Retail (2)
--------------------------------------------------------------------------------
Page 24:       *Murphy USA(R) station, Muscle Shoals, Alabama
--------------------------------------------------------------------------------
Page 25:       *Liz Lundmark, Oil Movements Superintendent (6) and
                Jerald Swanson, Assistant Pumper, Oil Movements (6)

               *Dave Podratz, Manager, Technical Services (5) and
                Sherwood J. Breaux, Refinery Manager (5)
--------------------------------------------------------------------------------
Page 26:       *Mike Hulse, President (7)

               *Cas Francis, Stations Specialist, MURCO
                 service station, Milton Keynes, England (7)

               *Milford Haven, Wales refinery
--------------------------------------------------------------------------------
Page 27:       *Manito pipeline construction, Canada

               *Canadian crude oil hauler
--------------------------------------------------------------------------------
Page 28:       *Rescue training at Superior refinery
--------------------------------------------------------------------------------
Page 29:       *Claiborne P. Deming,
                President and Chief Executive Officer (1) and
                Leoncio "Chris" Roussel, citizen
                 winner of the Community Spirit Award
--------------------------------------------------------------------------------
Page 61:       *Board of Directors
--------------------------------------------------------------------------------
Back Cover:    *Hibernia platform


Key to Murphy Units: (1) Murphy Oil Corporation; (2) Murphy Oil USA, Inc; (3) Murphy Exploration & Production Company; (4) Murphy Oil Company Ltd.; (5) Meraux refinery, Murphy Oil USA, Inc; (6) Superior refinery, Murphy Oil USA, Inc.; (7) Murphy Eastern Oil Company

--------------------------------------------------------------------------------
FINANCIAL REVIEW
--------------------------------------------------------------------------------
   SELECTED FINANCIAL INFORMATION

   ----------------------------------------------------------------------------------------------------------------
   (Thousands of dollars except per share data)              1997        1996        1995        1994        1993
   ----------------------------------------------------------------------------------------------------------------
   RESULTS OF OPERATIONS FOR THE YEAR/1/
   Sales and other operating revenues                    $2,132,252   2,008,450   1,612,500   1,580,962   1,556,281
   Net cash provided by continuing operations               401,843     472,480     309,878     312,251     347,731
   Income (loss) from continuing operations                 132,406     125,956    (127,919)     89,347      73,453
   Income (loss) before cumulative effect of changes
    in accounting principles                                132,406     137,855    (118,612)    106,628      86,798
   Net income (loss)                                        132,406     137,855    (118,612)    106,628     102,136
   Per Common share - diluted
     Income (loss) from continuing operations                  2.94        2.80       (2.85)       1.99        1.64
     Income (loss) before cumulative effect of changes
      in accounting principles                                 2.94        3.07       (2.65)       2.38        1.94
     Net income (loss)                                         2.94        3.07       (2.65)       2.38        2.28
   Cash dividends per Common share                             1.35        1.30        1.30        1.30        1.25
   Percentage return on
     Average stockholders' equity                              12.7        12.2        (9.3)        8.6         8.4
     Average borrowed and invested capital                     10.4        10.4        (7.9)        8.0         8.4
     Average total assets                                       6.0         6.2        (5.2)        4.8         5.1
   ----------------------------------------------------------------------------------------------------------------
   CAPITAL EXPENDITURES FOR THE YEAR
   Exploration and production                            $  423,181     373,984     231,718     286,348     520,086
   Refining, marketing and transportation                    37,483      42,880      53,602      94,697      86,885
   Corporate                                                  7,367       1,192       1,831       4,876       4,034
   ----------------------------------------------------------------------------------------------------------------
                                                         $  468,031     418,056     287,151     385,921     611,005
   ================================================================================================================
   FINANCIAL CONDITION AT YEAR-END
   Current ratio                                               1.10        1.10        1.22        1.14        1.27
   Working capital                                       $   48,333      56,128      87,388      61,750     109,666
   Net property                                           1,655,838   1,556,830   1,377,455   1,558,716   1,402,448
   Total assets                                           2,238,319   2,243,786   2,098,466   2,297,459   2,156,272
   Long-term obligations                                    205,853     201,828     193,146     172,289     109,164
   Stockholders' equity                                   1,079,351   1,027,478/2/1,101,145   1,270,679   1,222,350
     Per share                                                24.04       22.90       24.56       28.34       27.28
   Long-term obligations - percent of capital employed         16.0        16.4        14.9        11.9         8.2
   ----------------------------------------------------------------------------------------------------------------

   /1/ Includes effects on income of special items in 1997, 1996 and 1995 that are detailed in Management's Discussion and Analysis, page 31. Also, special items in 1994 and 1993 resulted in increases to net income of $20,236, $.45 a diluted share, and $10,367, $.23 a diluted share, respectively.
   /2/ Reflects $172,561 charge for distribution of common stock of Deltic
       Timber Corporation to stockholders.


[GRAPH - INCOME FROM CONTINUING OPERATIONS BY FUNCTION]

[GRAPH - CASH FLOW FROM CONTINUING OPERATIONS BY FUNCTION]

[GRAPH - CAPITAL EXPENDITURES BY FUNCTION]

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

Consolidated net income for 1997 was $132.4 million, $2.94 a diluted share, compared to net income in 1996 of $137.9 million, $3.07 a diluted share. In 1995, the Company lost $118.6 million, $2.65 a diluted share. Results of operations for the three years ended December 31, 1997 included certain special items that resulted in a net gain of $.1 million, a nil per share effect, in 1997; a net gain of $22.2 million, $.49 a diluted share, in 1996; and a net charge of $152 million, $3.39 a diluted share, in 1995. The 1995 special items included an after-tax charge of $168.4 million, $3.75 a diluted share, from a write-down of assets determined to be impaired under Statement of Financial Accounting Standards (SFAS) No. 121. In addition, net income for 1996 and 1995 included earnings from discontinued operations of $11.9 million, $.27 a diluted share, and $9.3 million, $.20 a diluted share, respectively. Such amounts were attributable to the activities of the Company's farm, timber and real estate subsidiary, which was spun off to the Company's shareholders on December 31, 1996, as described in Note B to the consolidated financial statements.

1997 versus 1996 -- Excluding special items, income from continuing operations totaled $132.3 million, $2.94 a diluted share, in 1997, a Company record. The results for 1997 represented a $28.5 million improvement compared to income from continuing operations in 1996, which totaled $103.8 million, $2.31 a diluted share. Earnings from the Company's exploration and production operations declined $16.8 million in 1997, primarily due to higher exploration costs. Increases in crude oil production and natural gas sales led to record hydrocarbon production in 1997 of 102,272 barrels a day on an energy equivalent basis. However, lower worldwide crude oil sales prices nearly offset the benefit of higher production volumes. Income from the Company's refining, marketing and transportation segment was $56.7 million in 1997, up $42.6 million from 1996. The improvement occurred primarily in the U.S., where the effects of lower costs for crude oil and other feedstocks greatly exceeded the decline in sales realizations for the Company's finished products. The Company's Meraux refinery continued a trend of processing a lower gravity, higher sulfur crude oil in 1997, and operating results benefited from a favorable cost differential for this crude oil compared to lighter and sweeter crudes. An improved onstream rate also helped the Company's U.S. refineries achieve a record level of crude oil throughputs. Sales of finished products in the U.S. also were at record levels during 1997. The cost of corporate activities, which includes interest income and expense and corporate overhead not allocated to operating functions, decreased $2.7 million in 1997 compared to 1996, primarily due to lower costs of awards under the Company's incentive plans.

1996 versus 1995 -- Income from continuing operations before special items totaled $103.8 million in 1996, $2.31 a diluted share, an increase of $79.7 million from the $24.1 million, $.54 a diluted share, generated in 1995. The favorable results were primarily attributable to a $72.3 million improvement in earnings from the Company's exploration and production operations. This improvement was caused by a significant increase in the average sales price for U.S. natural gas and higher worldwide crude oil sales prices. The Company's earnings from refining, marketing and transportation operations were up $12.1 million in 1996, with the improvement being primarily a result of crude oil swap agreements in the U.S. The cost of corporate activities increased $4.7 million in 1996 due to higher costs of awards under the Company's incentive plans.

In the following table, the Company's results of operations for the three years ended December 31, 1997 are presented by segment. Special items, which can obscure underlying trends of operating results and affect comparability between years, are set out separately. A more detailed review of operating results for the Company's exploration and production and refining, marketing and transportation segments follows the table.

   ----------------------------------------------------------------------------------------------------------------
   (Millions of dollars)                                                         1997           1996          1995
   ----------------------------------------------------------------------------------------------------------------
   Exploration and production
     United States                                                              $ 56.5           50.4          4.8
     Canada                                                                       18.8           27.6         21.7
     United Kingdom                                                               13.1           14.7          6.4
     Ecuador                                                                      12.9           13.8          2.7
     Other international                                                         (16.3)          (4.7)        (6.1)
   ----------------------------------------------------------------------------------------------------------------
                                                                                  85.0          101.8         29.5
   ----------------------------------------------------------------------------------------------------------------
   Refining, marketing and transportation
     United States                                                                41.3            1.8         (3.8)
     United Kingdom                                                                9.2            6.2           .3
     Canada                                                                        6.2            6.1          5.5
   ----------------------------------------------------------------------------------------------------------------
                                                                                  56.7           14.1          2.0
   ----------------------------------------------------------------------------------------------------------------
   Corporate                                                                      (9.4)         (12.1)        (7.4)
   ----------------------------------------------------------------------------------------------------------------
   Income from continuing operations before special items                        132.3          103.8         24.1
   Gain on sale of producing properties                                           11.5           17.7            -
   Impairment of long-lived assets                                               (16.2)             -       (168.4)
   Refund and settlement of income tax matters                                     3.2            5.1         13.6
   Net recovery (loss) pertaining to 1996 modifications of foreign
     crude oil contracts                                                           1.6            (.6)           -
   Provision for reduction-in-force                                                  -              -         (4.2)
   Adjustment of estimates for self-insured liabilities                              -              -          7.0
   ----------------------------------------------------------------------------------------------------------------
   Income (loss) from continuing operations                                      132.4          126.0       (127.9)
   Income from discontinued farm, timber and real estate operations                  -           14.0          9.3
   Costs of spin-off transaction                                                     -           (2.1)           -
   ----------------------------------------------------------------------------------------------------------------
   Net income (loss)                                                            $132.4          137.9       (118.6)
   ================================================================================================================

Exploration and Production -- Earnings from exploration and production operations before special items were $85 million in 1997, $101.8 million in 1996 and $29.5 million in 1995. A $24.6 million increase in exploration costs, primarily in the U.S. Gulf of Mexico and Bohai Bay, China, accounted for the decline in 1997. While crude oil and liquids production increased eight percent and natural gas sales increased 22 percent in 1997, these favorable production volumes were mostly offset by a 13-percent decline in the average worldwide crude oil sales price. The improvement in 1996 earnings was due to a 59-percent increase in the average sales price for U.S. natural gas and a 21-percent increase in the average worldwide crude oil sales price. A seven-percent reduction in crude oil and liquids production and a 12-percent decline in natural gas sales volumes provided partial offsets.

The results of operations for oil and gas producing activities for each of the last three years are shown by major operating area on pages 56 and 57. Daily production rates and weighted average sales prices are shown on page 59.
A summary of oil and gas revenues is presented in the following table.

  ---------------------------------------------------------
   (Millions of dollars)          1997     1996      1995
  ---------------------------------------------------------
   United States
    Crude oil                   $ 74.9     86.1      82.2
    Natural gas                  196.7    147.1     112.8
   Canada
    Crude oil                     71.6     81.6      68.3
    Natural gas                   22.1     17.3      14.5
    Synthetic oil                 67.9     63.3      55.7
   United Kingdom
    Crude oil                     95.3    102.1      92.6
    Natural gas                   12.2     14.4       9.8
   Ecuador -- crude oil           34.7     35.0      25.9
   Other                             -      7.8      11.3
  ---------------------------------------------------------
     Total                      $575.4    554.7     473.1
  =========================================================

The Company's crude oil and gas liquids production averaged 57,494 barrels a day in 1997, 53,210 in 1996 and 57,015 in 1995. Crude oil and liquids production in the U.S. declined eight percent in 1997, with the reduction primarily due to the sale of onshore producing properties effective July 1, 1996. In 1996, production was down 15 percent from 1995, again due to the sale of onshore producing properties in mid-1996. Canadian production rose 12 percent in the current year compared to a two-percent decline in 1996. Production of heavy oil in Canada increased 19 percent in 1997 following a nine-percent increase in 1996. The Company's net interest in production of synthetic crude oil in Canada increased 14 percent in 1997, after declining eight percent in 1996. The increase in net synthetic oil production in 1997 was due to a three-percent increase in gross production and a decrease in the net profits royalty rate as a result of lower crude oil prices during the year. The decrease in net production in 1996 was due to a higher net profits royalty rate caused by higher oil prices. Before royalties, the Company's synthetic crude oil production was 10,371 barrels a day in 1997, 10,036 in 1996 and 10,118 in 1995. The first oil production from the Company's Hibernia field offshore Newfoundland commenced in the fourth quarter of 1997 and was averaging 3,800 barrels a day at year-end. The Company's U.K. oil production increased five percent in 1997 compared to a 12-percent decline in 1996. Oil production from the Thelma field in the North Sea began in late 1996 and contributed to an 11-percent increase in "T" Block production in 1997. Oil production at "T" Block was down 14 percent in 1996 as production from initial fields began to decline. Production from Ninian, the Company's other major oil-producing North Sea field, declined three percent in 1997 after having declined 12 percent in 1996. Production in Ecuador increased 30 percent in 1997 following a 14-percent increase in 1996; both increases resulted from new fields being placed on stream throughout 1996.

Worldwide sales of natural gas averaged 268.7 million cubic feet a day in 1997,
220.6 million in 1996 and 251.7 million in 1995. Sales of natural gas in the U.S. increased 36 percent in 1997 as new production came on stream from Gulf of Mexico fields discovered in recent years. An 18-percent decline in U.S. natural gas sales in 1996 was due to reduced deliverability in certain of the Company's maturing Gulf of Mexico fields and to the sale of onshore properties in mid-1996. Natural gas sales in Canada in 1997 were at record levels for the second straight year, as sales increased four percent in 1997 following a five-percent increase in 1996. Natural gas sales in the U.K. were down 17 percent in 1997 following a 43-percent increase in 1996. Production of natural gas in Spain ceased at the end of 1996, after decreasing 33 percent from the previous year.

[GRAPH - RANGE OF U.S. CRUDE OIL SALES PRICES]

As previously indicated, worldwide crude oil sales prices weakened during 1997 after strengthening during 1996. In the U.S., Murphy's 1997 average monthly sales prices for crude oil and condensate ranged from $17.23 a barrel to $24.61 a barrel, and averaged $19.43 for the year, four percent below the average 1996 price. In Canada, the average sales price for light oil was $17.74 a barrel in 1997, a decline of 11 percent. Heavy oil prices averaged $10.76 a barrel, down 25 percent from 1996. The average sales price for synthetic crude oil in 1997 was $19.92, off six percent from a year earlier. The sales price for crude oil from the Hibernia field, which came on stream in the fourth quarter of 1997, averaged $15.15 a barrel. U.K. sales prices were down 10 percent in 1997 and averaged $18.89 a barrel. Sales prices in Ecuador averaged $12.17 a barrel in 1997, down 24 percent compared to a year ago. U.S. oil prices increased 22 percent in 1996 compared to 1995 and averaged $20.31 for the year. In Canada, crude oil prices in 1996 were up 21 percent for light oil, 18 percent for heavy oil and 23 percent for synthetic oil. Sales prices in the U.K. were up 24 percent in 1996, and prices in Ecuador were up 22 percent. Worldwide crude oil prices began to decline in the fourth quarter of 1997, and the downward trend continued into the first quarter of 1998.

Average monthly natural gas sales prices in the U.S. ranged from $1.82 an MCF to $3.85 during 1997. For the year, U.S. sales prices averaged $2.57 an MCF compared to $2.60 a

[GRAPH - RANGE OF U.S. NATURAL GAS SALES PRICES]

year ago. The average price for natural gas sold in Canada during 1997 increased 23 percent to $1.35 an MCF, while prices in the U.K. increased three percent to $2.65. Average U.S. natural gas sales prices were up 59 percent in 1996, and prices were up in Canada and the U.K. by 13 percent and two percent, respectively, during the same period.

Based on 1997 volumes and deducting taxes at marginal rates, each $1 a barrel and $.10 an MCF fluctuation in prices would have affected annual exploration and production earnings by $11.6 million and $6.2 million, respectively. The effect of these price fluctuations on consolidated net income cannot be measured because operating results of the Company's refining, marketing and transportation segment could be affected differently.

Production costs were $164.8 million in 1997, $160.5 million in 1996 and $167.5 million in 1995. These amounts are shown by major operating area on pages 56 and
57. Costs per equivalent barrel of production during the last three years were as follows.

  ----------------------------------------------------------
   (Dollars per equivalent
    barrel)                         1997     1996      1995
  ----------------------------------------------------------
   United States                 $  2.59     3.31      3.24
   Canada
     Excluding synthetic oil        4.63     3.95      3.55
     Synthetic oil                 11.32    12.72     12.17
   United Kingdom                   5.58     6.00      5.88
   Ecuador                          3.87     4.96      6.01
   Worldwide--excluding
    synthetic oil                   3.72     4.09      3.90
  ----------------------------------------------------------

The decrease in the U.S. cost per equivalent barrel in 1997 was attributable to the sale of high-cost onshore producing properties in mid-1996. The 1997 increase in Canada, excluding synthetic oil, was due to an increase in heavy oil production compared to light oil and to higher costs associated with an expansion of heavy oil thermal recovery projects. The decrease in the cost per equivalent barrel for Canadian synthetic oil in 1997 was due to higher gross production volumes and a decrease in royalty barrels caused by lower sales prices. Based on synthetic oil production before royalties, per-barrel cost declined two percent in 1997. A lower per-barrel cost in the U.K. in 1997 was due to a favorable impact from higher production at "T" Block. Higher per-barrel costs in the U.S. and the U.K. in 1996 were attributable to lower production volumes. The 1996 increase in Canada, excluding synthetic oil, was due to production mix, with light oil declining and heavy oil increasing. The increase in cost for synthetic oil in 1996 was due to lower net production volumes resulting from the increase in royalty barrels. Costs in Ecuador decreased each year due to higher production volumes.

Exploration expenses for each of the last three years are shown in total in the following table, and amounts are reported by major operating area on pages 56 and 57. Certain of the expenses are included in the capital expenditure totals for exploration and production activities.

  ---------------------------------------------------------
   (Millions of dollars)          1997     1996      1995
  ---------------------------------------------------------
   Included in capital
    expenditures
     Dry hole costs              $48.3     28.5      30.9
     Geological and
      geophysical costs           26.4     24.1      16.2
     Other costs                   9.6      7.9       8.0
  ---------------------------------------------------------
                                  84.3     60.5      55.1
   Undeveloped lease
    amortization                  10.5      9.7      10.7
  ---------------------------------------------------------
      Total                      $94.8     70.2      65.8
  =========================================================

Depreciation, depletion and amortization for exploration and production operations totaled $172.4 million in 1997, $147.6 million in 1996 and $182.7 million in 1995. The increase in 1997 was primarily due to higher worldwide hydrocarbon production, while the decrease in 1996 was partially due to lower production volumes. In addition, a write-down of assets under SFAS No. 121 during the fourth quarter of 1995 resulted in a reduction in depreciation, depletion and amortization in 1996 of $12.9 million ($10.5 million after tax).

[GRAPH - WORLDWIDE EXTRACTION COSTS]


[GRAPH - EXPLORATION EXPENSES]

Refining, Marketing and Transportation -- Earnings from refining, marketing and transportation operations before special items were $56.7 million in 1997, $14.1 million in 1996 and $2 million in 1995. Operations in the U.S. earned $41.3 million in 1997 compared to income of $1.8 million in 1996, as crude oil and other refinery feedstock costs declined more than average product realizations. Operations in the U.S. lost $3.8 million in 1995. Crude oil swap agreements increased earnings by $5 million in 1997 and $9.2 million in 1996, but reduced earnings in 1995 by

$3.9 million. Operations in the U.K. earned $9.2 million in 1997, $6.2 million in 1996 and $.3 million in 1995. The improvement in the U.K. in 1997 was also caused by a larger decline for refining feedstock costs than for sales prices of finished products. Asset writedowns taken in 1995 under SFAS No. 121 resulted in a reduction in depreciation, depletion and amortization of $4.6 million ($3.1 million after tax) in 1996. Canadian operations contributed $6.2 million to 1997 earnings compared to $6.1 million in 1996 and $5.5 million in 1995.

Unit margins (sales realizations less costs of crude, other feedstocks, refining and transportation to point of sale) averaged $1.57 a barrel in the U.S. in 1997, $.25 in 1996 and $.46 in 1995. U.S. product sales were up 12 percent in 1997 following a four-percent increase in 1996. Margins in the U.S. were much improved during most of 1997 after being under pressure throughout 1996. Declines in the average costs of crude oil and other feedstocks more than offset a reduction in average sales realizations until late 1997, when unit margins experienced a substantial retreat from the mid-year highs. In 1996, the U.S. margin was down 46 percent compared to 1995.

Unit margins in the U.K. averaged $2.90 a barrel in 1997, $2.08 in 1996 and $2.26 in 1995. Sales of petroleum products were down 14 percent in 1997 following an eight-percent increase in 1996. Sales through Company-owned and third-party terminals increased in 1997, but were more than offset by lower cargo sales caused by a planned turnaround early in the year. The increase in product sales in 1996 was due to higher cargo sales. Although margins increased in 1997, the Company's branded outlets still face stiff competition from supermarket sales of motor fuels.

Based on sales volumes for 1997 and deducting taxes at marginal rates, each $.42 a barrel ($.01 a gallon) fluctuation in unit margins would have affected annual refining and marketing profits by $17.7 million. The effect of these unit margin fluctuations on consolidated net income cannot be measured because operating results of the Company's exploration and production segment could be affected differently.

Income from purchasing, transporting and reselling crude oil in Canada in 1997 was virtually unchanged as higher pipeline throughputs and better margins on crude oil trucking operations were offset by lower crude trading margins. The improvement in earnings in 1996 compared to 1995 was due to increases in crude trading volumes and margins and higher pipeline throughputs.

Special Items -- Net income for the last three years included the special items reviewed below; the quarter in which each item occurred is indicated. Certain other quarterly information is presented on page 38.

 . Gain on sale of producing properties -- An after-tax gain of $11.5 million was recorded in the fourth quarter of 1997 from sale of a Canadian heavy oil property, and a $17.7 million gain was recorded in the third quarter of 1996 from sale of 48 onshore producing oil and gas properties in the U.S.

 . Impairment of long-lived assets -- After-tax provisions of $3.3 million and $12.9 million were recorded in the third and fourth quarters, respectively, of 1997, and $168.4 million was recorded in the fourth quarter of 1995 for the write-down of assets determined to be impaired under provisions of SFAS No. 121 (see Note D to the consolidated financial statements).

 . Refund and settlement of income tax matters -- A gain of $3.2 million for refund of U.K. income taxes was recorded in the third quarter of 1997. A gain of $5.1 million for settlement of income tax matters in Canada was recorded in the fourth quarter of 1996. A gain of $4.9 million for refund of U.S. taxes was included in the third quarter of 1995. Gains for settlement of income tax matters in 1995 included $3.2 million and $3.5 million in the third and fourth quarters, respectively, for the U.K., and $2 million in the fourth quarter for Gabon.

 . Net recovery (loss) pertaining to 1996 modifications of foreign crude oil contracts -- A gain of $1.6 million was recorded in the fourth quarter of 1997 for a partial recovery of a 1996 loss resulting from modification to a crude oil production contract in Ecuador. A net loss of $.6 million was recorded in the fourth quarter of 1996 resulting from modifications to contracts related to crude oil production in Ecuador and Gabon (See Note O to the consolidated financial statements).

 . Provision for reduction-in-force -- An after-tax provision of $4.2 million was recorded in the fourth quarter of 1995 for the cost of enhanced early retirement and severance programs.

 . Adjustment of estimates for self-insured liabilities -- An after-tax gain of $7 million was recorded in the first quarter of 1995 from an adjustment of amounts previously reserved related to matters for which the Company is self-insured.

The income (loss) effects of special items for the three years ended December 31, 1997 are summarized by segment in the following table.

  --------------------------------------------------------
  (Millions of dollars)           1997/1/  1996      1995/2/
  --------------------------------------------------------
  Exploration and production
    United States              $  (4.9)    17.7      (1.1)
    Canada                          .2      5.1         -
    United Kingdom                 3.2        -     (18.4)
    Ecuador                        1.6     (8.8)   (100.0)
    Other international              -      8.2       (.6)
  --------------------------------------------------------
                                    .1     22.2    (120.1)
  Refining, marketing
   and transportation
    United Kingdom                   -        -     (35.6)
  Corporate                          -        -       3.7
  --------------------------------------------------------
      Total                    $    .1     22.2    (152.0)
  ========================================================

/1/ Includes after-tax effect of asset write-down under SFAS No. 121 as follows:
    exploration and production--U.S., $4.9; Canada, $11.3.
/2/ Includes after-tax effect of asset write-down under SFAS No. 121 as follows:
    exploration and production--U.S., $6; U.K., $24.2; Ecuador, $100; other international, $2.6; refining, marketing and transportation--U.K., $35.6.

Capital Expenditures

As shown in the selected financial information on page 30, capital expenditures were $468 million in 1997 compared to $418.1 million in 1996 and $287.2 million in 1995. These amounts included $84.3 million, $60.5 million and $55.1 million of exploration expenditures that were expensed.

Capital expenditures for exploration and production activities totaled $423.2 million in 1997, 90 percent of the Company's total capital expenditures for the year. Exploration and production capital expenditures in 1997 included $26.6 million for acquisition of undeveloped leases, $22.2 million for acquisition of proved oil and gas properties, $135.3 million for exploration activities and $239.1 million for development projects. Development expenditures included $47.5 million for the Hibernia and Terra Nova oil fields, offshore Newfoundland; $31.3 million and $26 million for the Schiehallion and Mungo/Monan fields, respectively, offshore U.K.; and $10.4 million for oil fields in Ecuador. Exploration and production capital expenditures are shown by major operating area on pages 56 and 57. Amounts shown under "Other" in 1997 included $18.3 million for exploration costs in China, including costs to evaluate a 1996 oil discovery on Block 04/36 in Bohai Bay. Exploration costs totaling $15.1 million have been capitalized for Block 04/36 at year-end 1997 pending further evaluation expected to occur in 1998.

Refining, marketing and transportation expenditures, detailed in the following table, were $37.5 million in 1997, or eight percent of total capital expenditures, compared to $42.9 million in 1996 and $53.6 million in 1995.

  -------------------------------------------------------
  (Millions of dollars)           1997     1996      1995
  -------------------------------------------------------
  Refining
    United States                $12.5     13.2      22.9
    United Kingdom                 1.5     12.2      17.9
  -------------------------------------------------------
     Total refining               14.0     25.4      40.8
  -------------------------------------------------------
  Marketing
    United States                 14.1      7.5       4.6
    United Kingdom                 2.2      1.3       4.6
  -------------------------------------------------------
     Total marketing              16.3      8.8       9.2
  -------------------------------------------------------
  Transportation
    United States                  2.6       .3        .1
    Canada                         4.6      8.4       3.5
  -------------------------------------------------------
     Total transportation          7.2      8.7       3.6
  -------------------------------------------------------
     Total                       $37.5     42.9      53.6
  =======================================================

Refining expenditures in the U.S. were primarily for capital projects necessary to keep the refineries operating efficiently and within industry standards. Marketing expenditures included the costs of new stations, primarily on land leased in the U.S. from Wal-Mart Stores, Inc., and improvements and normal replacements at existing stations and terminals.

[GRAPH - CAPITAL EXPENDITURES--EXPLORATION AND PRODUCTION]

[GRAPH - CAPITAL EXPENDITURES--REFINING, MARKETING AND TRANSPORTATION]

Cash Flows

Cash provided by continuing operations was $401.8 million in 1997, $472.5 million in 1996 and $309.9 million in 1995. Special items increased cash flow from operations by $3.8 million in 1997 and $14.7 million in 1995, but reduced cash by $12.8 million in 1996. Changes in operating working capital other than cash and cash equivalents required cash of $72.4 million in 1997, provided cash of $77.1 million in 1996 and required cash of $36.6 million in 1995. Cash provided by continuing operations was further reduced by expenditures for refinery turnarounds and abandonment of oil and gas properties totaling $14.4 million in 1997, $10.8 million in 1996 and $13.8 million in 1995.

Cash proceeds from property sales were $43.8 million in 1997, $55.5 million in 1996 and $8.3 million in 1995. Additional borrowings under nonrecourse debt arrangements provided $6.4 million of cash in 1997, $23.1 million in 1996 and $59.5 million in 1995. Other borrowings also provided $9.7 million of cash in 1997.

Capital expenditures required $468 million of cash in 1997, $418.1 million in 1996 and $287.2 million in 1995. Other significant cash outlays during the three years included $17.3 million in 1997, $11.4 million in 1996 and $35.6 million in 1995 for debt repayment. Cash used for dividends to stockholders was $60.6 million in 1997 and $58.3 million in both 1996 and 1995.

Financial Condition

Year-end working capital totaled $48.3 million in 1997, $56.1 million in 1996 and $87.4 million in 1995. The current level of working capital does not fully reflect the Company's liquidity position, as the relatively low historical costs assigned to inventories under LIFO accounting were $76 million below current costs at December 31, 1997. Cash and equivalents at the end of 1997 totaled $24.3 million compared to $109.7 million a year ago and $60.9 million at year-end 1995.

Long-term obligations increased $4.1 million during 1997 to $205.9 million at year-end, 16 percent of total capital employed, and included $177.5 million of nonrecourse debt incurred in connection with the acquisition and development of proved properties. Long-term obligations totaled $201.8 million at the end of 1996 compared to $193.1 million at year-end 1995. Stockholders' equity was $1.1 billion at the end of 1997 compared to $1 billion a year ago and $1.1 billion at the end of 1995. The decrease in 1996 was caused by the spin-off of the Company's farm, timber and real estate subsidiary to stockholders at year-end. A summary of transactions in the equity accounts is presented on page 43.

The primary sources of the Company's liquidity are internally generated funds, access to outside financing and working capital. The Company relies on internally generated funds to finance the major portion of its capital and other expenditures, but maintains lines of credit with banks and borrows as necessary to meet spending requirements. Current financing arrangements are set forth in Note E to the consolidated financial statements. The Company does not anticipate any problem in meeting future requirements for funds.

The Company had commitments of $228 million for capital projects in progress at December 31, 1997, including $89 million related to a one-third interest in a five-year contract for a semisubmersible drilling rig capable of drilling in 6,000 feet of water. Delivery of the rig is scheduled for 1999.

Environmental

The Company's worldwide operations are subject to numerous laws and regulations intended to protect the environment and/or impose remedial obligations. In addition, the Company is involved in personal injury and property damage claims, allegedly caused by exposure to or by the release or disposal of materials manufactured or used in the Company's operations. The Company operates or has previously operated certain sites or facilities, including refineries, oil and gas fields, service stations, and terminals, for which known or potential obligations for environmental remediation exist.

Under the Company's accounting policies, liabilities for environmental obligations are recorded when such obligations are probable and the cost can be reasonably estimated. If there is a range of reasonably estimated costs, the most likely amount will be recorded, or if no amount is most likely, the minimum of the range is used. Recorded liabilities are reviewed quarterly and adjusted as needed. Actual cash expenditures often occur one or more years after recognition of the liabilities.

The Company's reserve for remedial obligations, which is included in "Deferred Credits and Other Liabilities" in the Consolidated Balance Sheets, contains certain amounts that are based on anticipated regulatory approval for proposed remediation of former refinery waste sites. If regulatory authorities require more costly alternatives than the proposed processes, future expenditures could exceed the amount reserved by up to an estimated $3 million.

The Company has received notices from the U.S. Environmental Protection Agency
(EPA) that it is a Potentially Responsible Party (PRP) at seven Superfund sites and has been assigned responsibility by defendants at another Superfund site. The potential total cost to all parties to perform necessary remedial work at these sites may be substantial. Based on currently available information, the Company has reason to believe that it is no longer considered a PRP by the EPA at five of these sites and that it is a "de minimus" party as to ultimate responsibility at the other three sites. The Company does not expect that its related remedial costs will be material to its financial condition or its results of operations, and it has provided no reserve for remediation costs on Superfund sites. Additional information may become known in the future that would alter this assessment, including any requirement to bear a pro rata share of costs attributable to nonparticipating PRPs or indications of additional responsibility by the Company.

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

Certain liabilities for environmentally related obligations and prior environmental expenditures are expected to be recovered by the Company from other sources, primarily environmental funds maintained by the various states. Since no assurance can be given that recoveries from other sources will occur, the Company has not recorded a benefit for these potential recoveries at December 31, 1997.

The Company's refineries also incur costs to handle and dispose of hazardous wastes and other chemical substances on a recurring basis. These costs are generally expensed as incurred and amounted to $3.2 million in 1997.

In addition to remediation and other recurring expenditures, Murphy commits a portion of its capital expenditure program for compliance with environmental laws and regulations. Such capital expenditures were approximately $25 million in 1997 and are expected to be $33 million in 1998.

Other Matters

 . Impact of inflation - General inflation was moderate during the last three years in most countries where the Company operates; however, the Company's revenues and capital and operating costs are influenced to a larger extent by specific price changes in the oil and gas and allied industries than by changes in general inflation. Crude oil and petroleum product prices generally reflect the balance between supply and demand, with crude oil prices being particularly sensitive to OPEC production levels and/or attitudes of traders concerning supply and demand in the near future. Natural gas prices are affected by supply and demand, which to a significant extent is weather-related, and by the fact that delivery of supplies is generally restricted to specific geographical areas. Higher crude oil and natural gas sales prices over most of the last two years have led to upward pressure on amounts paid by the Company for goods and services, particularly in offshore operations.

 .  Accounting matters - The Financial Accounting Standards Board (FASB) issued
   SFAS No. 130, Reporting Comprehensive Income, in June 1997. The statement requires the Company to report both comprehensive income and net income for all periods presented beginning with the quarter ending March 31, 1998. Through 1997, the Company's only item of other comprehensive income as defined by this statement has been foreign currency translation adjustments. The following table shows the Company's pro forma comprehensive income for the three years ended December 31, 1997.

  ---------------------------------------------------------
  (Millions of dollars)           1997     1996      1995
  ---------------------------------------------------------
  Net income (loss) as
   reported                     $132.4    137.9    (118.6)
  Other comprehensive
   income--net gain (loss)
   from foreign currency
   translation                   (21.7)    18.0       7.0
  ---------------------------------------------------------
  Pro forma comprehensive
   income                       $110.7    155.9    (111.6)
  =========================================================

   The FASB also issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, in June 1997. This statement will alter the Company's disclosures about its operating segments beginning with the results for the year ending December 31, 1998 and for each period thereafter, with restated comparative disclosures for earlier periods. Although this statement does not amend any existing accounting procedures, it requires disclosures about an enterprise's components for which separate financial information is available and regularly used by the chief operating decision maker in allocating resources and assessing performance. Although the Company has not fully determined the effects that the new statement will have on its 1998 consolidated financial statements, it expects to provide certain additional segment information for revenues, expenses and assets on a geographical basis.

   During 1997, the Securities and Exchange Commission adopted amendments to Regulation S-K that will require expanded disclosures concerning a broad range of market sensitive instruments, including debt and equity securities and derivative instruments, beginning with the Company's 1998 Annual Report. Specifically, the new rules will require the Company to make disclosure outside of the consolidated financial statements of both quantitative and qualitative information concerning the market risks posed by risk-sensitive instruments. As described in Notes A and J, the Company makes limited use of derivative instruments to hedge specific market risks. The Company has not determined which of several acceptable methods it will use to present the required quantitative and qualitative disclosures.

 . Year 2000 issues - The Company has assessed its electronic operating systems to identify those that are not Year 2000 compliant and is in the process of developing an implementation plan for noncompliant systems. Although the Company cannot predict with any degree of certainty the total amount that will be spent to address this issue, the assessment indicates that up to $5 million of expense could be incurred through 1999 to modify systems to be Year 2000 compliant. Costs incurred and expensed in 1997 for the Year 2000 issue were insignificant. The Company is also in the process of communicating with significant vendors and business partners to determine its risks relative to these third parties' systems on which the Company relies. Although the Company expects to have all of its major systems compliant by year-end 1999, there can be no assurance that the Company will not be adversely affected by internal or third-party operating systems that encounter Year 2000 problems.

 . Other - The Company's use of derivative financial instruments and the effects of exchange rate fluctuations on net income are reviewed in Notes J and M, respectively, to the consolidated financial statements.

Outlook

In planning for 1998, prices for the Company's products remain uncertain. Worldwide crude oil sales prices declined sharply in the fourth quarter of 1997, primarily caused by increasing oil production from OPEC producers and a softening of worldwide oil demand due to the economic downturn in Asia. The downward trend in oil prices has continued in early 1998, as the Company's average worldwide oil prices were as much as $4 a barrel below the average price for the fourth quarter of 1997. The lower oil prices will exert downward pressure on the Company's operating results in early 1998. In such an environment, constant reassessment of spending plans is required. The Company's capital expenditure budget for 1998 was prepared during the fall of 1997 and provides for expenditures of $539 million. A major portion of this amount, $440 million or 82 percent, is allocated for exploration and production. Geographically, about 37 percent of the exploration and production budget is designated for the U.S.; 35 percent for Canada, including $77 million for further development of the Hibernia and Terra Nova oil fields; 19 percent for the U.K., including $44 million for development costs related to the Schiehallion and Mungo/Monan oil fields; four percent for continuing development of oil fields in Ecuador; and the remaining five percent for other overseas operations. Refining, marketing and transportation capital expenditures for 1998 are budgeted at $97 million, including $81 million in the U.S. and $8 million each in the U.K. and Canada. Capital and other expenditures are under constant review, and these budgeted amounts may be adjusted to reflect changes in estimated cash flow.

Forward-Looking Statements

This Annual Report includes statements of the Company's expectations, intentions, plans and beliefs that are forward-looking and are dependent on certain events, risks and uncertainties that may be outside of the Company's control. These forward-looking statements are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results and developments could differ materially from those expressed or implied by such statements due to a number of factors including those described in the context of such forward-looking statements as well as those contained in the Company's January 15, 1997 Form 8-K on file with the U.S. Securities and Exchange Commission.

QUARTERLY INFORMATION

---------------------------------------------------------------------------------------------------------------------
                                                                                      1997/1/
                                                                First      Second     Third     Fourth
   (Millions of dollars except per share amounts)              Quarter     Quarter   Quarter    Quarter     Year
--------------------------------------------------------------------------------------------------------------------
   Sales and other operating revenues                           $507.2      506.3     555.2      563.6    2,132.3
   Income before income taxes                                     53.4       42.8      64.3       51.2      211.7
   Net income                                                     30.6       27.6      42.3       31.9      132.4
   Net income per Common share - basic                             .68        .62       .94        .71       2.95
   Net income per Common share - diluted                           .68        .61       .94        .71       2.94
   Cash dividends per Common share                                .325       .325       .35        .35       1.35
   Market Price/2/
     High                                                       54 1/4     49 1/4     58 13/16   62 9/16    62 9/16
     Low                                                        46         43         48 3/4     53 5/16    43
---------------------------------------------------------------------------------------------------------------------
                                                                                      1996/1/
---------------------------------------------------------------------------------------------------------------------
   Sales and other operating revenues                           $415.4      497.1     525.0      571.0    2,008.5
   Income from continuing operations before income taxes          37.5       40.4      70.5       68.0      216.4
   Income from continuing operations                              20.3       24.8      40.5       40.4      126.0
   Income from discontinued operations                             3.7        3.3       1.8        3.1       11.9
   Net income                                                     24.0       28.1      42.3       43.5      137.9
   Per Common share - basic
     Income from continuing operations                             .45        .55       .90        .90       2.80
     Income from discontinued operations                           .09        .07       .04        .07        .27
     Net income                                                    .54        .62       .94        .97       3.07
   Per Common share - diluted
     Income from continuing operations                             .45        .55       .90        .90       2.80
     Income from discontinued operations                           .09        .07       .04        .07        .27
     Net income                                                    .54        .62       .94        .97       3.07
   Cash dividends per Common share                                 .325       .325      .325       .325      1.30
   Market Price/2,3/
     High                                                        44         46 3/8    49         56 1/2     56 1/2
     Low                                                         40 3/4     42 5/8    42 1/4     47 1/4     40 3/4
---------------------------------------------------------------------------------------------------------------------

  /1/The effects of special gains (losses) on quarterly net income are reviewed in Management's Discussion and Analysis. Quarterly totals, in millions of dollars, and the effect per Common share of these special items are reported in the following table.

                                                              First    Second      Third     Fourth
                                                            Quarter   Quarter    Quarter    Quarter        Year
     1997
     ----
     Quarterly totals                                          $  -         -        (.1)        .2          .1
     Per Common share - basic                                     -         -          -          -           -
     Per Common share - diluted                                   -         -          -          -           -

     1996
     ----
     Quarterly totals                                             -         -       17.7        4.5        22.2
     Per Common share - basic                                     -         -        .39        .10         .49
     Per Common share - diluted                                   -         -        .39        .10         .49

  /2/Market prices of Common Stock are as quoted on the New York Stock Exchange.
     There were 3,899 stockholders of record at December 31, 1997.
  /3/Stock prices in 1996 have not been restated to reflect the spin-off of Deltic Timber Corporation.

--------------------------------------------------------------------------------
 REPORT OF MANAGEMENT
--------------------------------------------------------------------------------

Preparation and integrity of the accompanying consolidated financial statements and other financial data are the responsibility of management. The statements were prepared in conformity with generally accepted accounting principles appropriate in the circumstances and include some amounts based on informed estimates and judgments, with consideration given to materiality.

Management is also responsible for maintaining a system of internal accounting controls designed to provide reasonable, but not absolute, assurance that financial information is objective and reliable by ensuring that all transactions are properly recorded in the Company's accounts and records, written policies and procedures are followed and assets are safeguarded. The system is also supported by careful selection and training of qualified personnel. When establishing and maintaining such a system, judgment is required to weigh relative costs against expected benefits. The Company's audit staff independently and systematically evaluates and formally reports on the adequacy and effectiveness of the internal control system.

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

The Board of Directors appoints an Audit Committee annually to perform an oversight role for the financial statements. This Committee is composed solely of directors who are not employees of the Company. The Committee meets periodically with representatives of management, the Company's audit staff and the independent auditors to review the Company's internal controls, the quality of its financial reporting, and the scope and results of audits. The independent auditors and the Company's audit staff have unrestricted access to the Committee, without management's presence, to discuss audit findings and other financial matters.


--------------------------------------------------------------------------------
 INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

The Board of Directors and Stockholders
Murphy Oil Corporation:

We have audited the accompanying consolidated balance sheets of Murphy Oil Corporation and Consolidated Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Murphy Oil Corporation and Consolidated Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

As discussed in Note C to the consolidated financial statements, in 1995 the Company adopted the provisions of Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.


KPMG PEAT MARWICK LLP


Shreveport, Louisiana
March 2, 1998

--------------------------------------------------------------------------------
 CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
 (Thousands of dollars except per share amounts)
--------------------------------------------------------------------------------------------------------------
 Years Ended December 31                                               1997              1996           1995
--------------------------------------------------------------------------------------------------------------
 REVENUES
 Sales                                                          $ 2,055,164         1,916,599      1,571,929
 Other operating revenues                                            77,088            91,851         40,571
 Interest, income from equity companies and
   other nonoperating revenues                                        5,515            13,726         19,280
--------------------------------------------------------------------------------------------------------------
   Total revenues                                                 2,137,767         2,022,176      1,631,780
--------------------------------------------------------------------------------------------------------------

 COSTS AND EXPENSES
 Crude oil, products and related operating expenses               1,527,301         1,483,914      1,218,083
 Exploration expenses, including undeveloped lease amortization      94,792            70,206         65,755
 Selling and general expenses                                        65,928            66,402         63,788
 Depreciation, depletion and amortization                           209,419           182,381        221,871
 Impairment of long-lived assets                                     28,056                 -        198,988
 Provision for reduction-in-force                                         -                 -          6,610
 Interest expense                                                    12,717            13,120         14,428
 Interest capitalized                                               (12,096)          (10,202)        (9,015)
--------------------------------------------------------------------------------------------------------------
   Total costs and expenses                                       1,926,117         1,805,821      1,780,508
--------------------------------------------------------------------------------------------------------------

 Income (loss) from continuing operations before income taxes       211,650           216,355       (148,728)
 Federal and state income taxes (benefits)                           49,062            43,860         (6,233)
 Foreign income taxes (benefits)                                     30,182            46,539        (14,576)
--------------------------------------------------------------------------------------------------------------
   Income (loss) from continuing operations                         132,406           125,956       (127,919)
--------------------------------------------------------------------------------------------------------------

 DISCONTINUED FARM, TIMBER AND REAL ESTATE OPERATIONS
 Income from discontinued operations                                      -            13,999          9,307
 Costs of spin-off transaction                                            -            (2,100)             -
--------------------------------------------------------------------------------------------------------------
   Total discontinued operations                                          -            11,899          9,307
--------------------------------------------------------------------------------------------------------------
 NET INCOME (LOSS)                                              $   132,406           137,855       (118,612)
==============================================================================================================

 PER COMMON SHARE - BASIC
 Continuing operations                                          $      2.95              2.80          (2.85)
 Discontinued operations                                                  -               .27            .20
--------------------------------------------------------------------------------------------------------------
 Net income (loss)                                              $      2.95              3.07          (2.65)
==============================================================================================================

 PER COMMON SHARE - DILUTED
 Continuing operations                                          $      2.94              2.80          (2.85)
 Discontinued operations                                                  -               .27            .20
--------------------------------------------------------------------------------------------------------------
 Net income (loss)                                              $      2.94              3.07          (2.65)
==============================================================================================================

 Average Common shares outstanding - basic                       44,881,225        44,858,115     44,832,463
==============================================================================================================

 Average Common shares outstanding - diluted                     44,960,907        44,904,636     44,832,463
==============================================================================================================

           See notes to consolidated financial statements, page 44.

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
(Thousands of dollars)
--------------------------------------------------------------------------------------------------------------
 December 31                                                                       1997                 1996
--------------------------------------------------------------------------------------------------------------
 ASSETS
 Current assets
   Cash and cash equivalents                                                 $   24,288              109,707
   Accounts receivable, less allowance for doubtful accounts
    of $13,530 in 1997 and $15,267 in 1996                                      272,447              319,661
   Inventories
     Crude oil and raw materials                                                 55,075               42,811
     Finished products                                                           64,394               44,310
     Materials and supplies                                                      38,947               44,234
   Prepaid expenses                                                              47,323               29,820
   Deferred income taxes                                                         15,278               19,626
-------------------------------------------------------------------------------------------------------------
        Total current assets                                                    517,752              610,169
 Property, plant and equipment, at cost less accumulated depreciation,
  depletion and amortization of $2,762,805 in 1997 and $2,573,606 in 1996     1,655,838            1,556,830
 Deferred charges and other assets                                               64,729               76,787
--------------------------------------------------------------------------------------------------------------
        Total assets                                                         $2,238,319            2,243,786
==============================================================================================================

 LIABILITIES AND STOCKHOLDERS' EQUITY
 Current liabilities
   Current maturities of long-term obligations                               $    6,227               13,635
   Notes payable                                                                  2,175                    -
   Accounts payable                                                             329,094              406,583
   Withholdings and collections due governmental agencies                        58,323               45,640
   Other accrued liabilities                                                     47,973               50,790
   Income taxes                                                                  25,627               37,393
--------------------------------------------------------------------------------------------------------------
        Total current liabilities                                               469,419              554,041
 Notes payable and capitalized lease obligations                                 28,367               20,871
 Nonrecourse debt of a subsidiary                                               177,486              180,957
 Deferred income taxes                                                          136,390              127,319
 Reserve for dismantlement costs                                                153,021              152,528
 Reserve for major repairs                                                       43,038               29,776
 Deferred credits and other liabilities                                         151,247              150,816
 Stockholders' equity
   Cumulative Preferred Stock, par $100, authorized 400,000 shares,
     none issued                                                                      -                    -
   Common Stock, par $1.00, authorized 80,000,000 shares,
     issued 48,775,314 shares                                                    48,775               48,775
   Capital in excess of par value                                               509,615              509,008
   Retained earnings                                                            622,532              550,699
   Currency translation adjustments                                                 891               22,573
   Unamortized restricted stock awards                                             (944)              (1,298)
   Treasury stock                                                              (101,518)            (102,279)
--------------------------------------------------------------------------------------------------------------
        Total stockholders' equity                                            1,079,351            1,027,478
--------------------------------------------------------------------------------------------------------------
        Total liabilities and stockholders' equity                           $2,238,319            2,243,786
==============================================================================================================

 See notes to consolidated financial statements, page 44.

--------------------------------------------------------------------------------
 CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
 (Thousands of dollars)
---------------------------------------------------------------------------------------------------------------
 Years Ended December 31                                                  1997             1996         1995
---------------------------------------------------------------------------------------------------------------
 OPERATING ACTIVITIES
 Income (loss) from continuing operations                            $ 132,406          125,956     (127,919)
 Adjustments to reconcile above income (loss) to net cash provided by operating activities
   Depreciation, depletion and amortization                            209,419          182,381      221,871
   Impairment of long-lived assets                                      28,056                -      198,988
   Provisions for major repairs                                         24,614           24,797       25,375
   Expenditures for major repairs and dismantlement costs              (14,393)         (10,839)     (13,820)
   Exploratory expenditures charged against income                      84,320           60,532       55,055
   Amortization of undeveloped leases                                   10,472            9,674       10,700
   Deferred and noncurrent income tax charges (credits)                 25,992           28,464      (46,961)
   Pretax gains from disposition of assets                             (29,061)         (34,369)      (3,136)
   Other - net                                                           7,969            5,889       17,201
---------------------------------------------------------------------------------------------------------------
                                                                       479,794          392,485      337,354
  (Increase) decrease in operating working capital other than cash
    and cash equivalents                                               (72,391)          77,111      (36,609)
   Net recoveries on insurance claim to repair hurricane damage              -                -        7,619
   Other adjustments related to continuing operations                   (5,560)           2,884        1,514
---------------------------------------------------------------------------------------------------------------
     Net cash provided by continuing operations                        401,843          472,480      309,878
   Net cash provided by discontinued operations                              -           18,158       13,061
---------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                         401,843          490,638      322,939
---------------------------------------------------------------------------------------------------------------

 INVESTING ACTIVITIES
 Capital expenditures requiring cash                                  (468,031)        (418,056)    (287,151)
 Proceeds from sale of property, plant and equipment                    43,776           55,536        8,281
 Other continuing operations - net                                         673           (1,128)     (10,158)
 Investing activities of discontinued operations                             -          (17,402)      (8,596)
---------------------------------------------------------------------------------------------------------------
     Net cash required by investing activities                        (423,582)        (381,050)    (297,624)
---------------------------------------------------------------------------------------------------------------

 FINANCING ACTIVITIES
 Additions to notes payable                                              9,675                -            -
 Reductions of notes payable and capitalized lease obligations              (4)            (776)     (28,004)
 Additions to nonrecourse debt of a subsidiary                           6,397           23,089       59,489
 Reductions of nonrecourse debt of a subsidiary                        (17,276)         (10,628)      (7,604)
 Sale of treasury shares under employee stock purchase plan                192                -            -
 Cash dividends paid                                                   (60,573)         (58,294)     (58,257)
---------------------------------------------------------------------------------------------------------------
     Net cash required by financing activities                         (61,589)         (46,609)     (34,376)
---------------------------------------------------------------------------------------------------------------
 Effect of exchange rate changes on cash and cash equivalents           (2,091)           2,277          201
---------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in cash and cash equivalents                  (85,419)          65,256       (8,860)
 (Increase) decrease applicable to discontinued operations                   -          (16,402)         913
---------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in cash and cash equivalents of
   continuing operations                                               (85,419)          48,854       (7,947)
 Cash and cash equivalents of continuing operations at January 1       109,707           60,853       68,800
---------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents of continuing operations at December 31   $  24,288          109,707       60,853
===============================================================================================================

 See notes to consolidated financial statements, page 44.

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
 (Thousands of dollars)
--------------------------------------------------------------------------------------------------------------
 Years Ended December 31                                                  1997             1996         1995
--------------------------------------------------------------------------------------------------------------
 CUMULATIVE PREFERRED STOCK - par $100, authorized
  400,000 shares, none issued                                       $        -                -            -
--------------------------------------------------------------------------------------------------------------
 COMMON STOCK - par $1.00, authorized 80,000,000 shares,
  issued 48,775,314 shares at beginning and end of year                 48,775           48,775       48,775
--------------------------------------------------------------------------------------------------------------

 CAPITAL IN EXCESS OF PAR VALUE
 Balance at beginning of year                                          509,008          507,758      507,797
 Exercise of stock options                                                 521              450           40
 Restricted stock transactions                                               7              800          (79)
 Sale of stock under employee stock purchase plan                           79                -            -
--------------------------------------------------------------------------------------------------------------
   Capital in excess of par value at end of year                       509,615          509,008      507,758
--------------------------------------------------------------------------------------------------------------

 RETAINED EARNINGS
 Balance at beginning of year                                          550,699          643,699      820,568
 Net income (loss) for the year                                        132,406          137,855     (118,612)
 Distribution of common stock of Deltic Timber Corporation
  to stockholders                                                            -         (172,561)           -
 Cash dividends - $1.35 a share in 1997 and $1.30 a share
  in 1996 and 1995                                                     (60,573)         (58,294)     (58,257)
--------------------------------------------------------------------------------------------------------------
   Retained earnings at end of year                                    622,532          550,699      643,699
--------------------------------------------------------------------------------------------------------------

 CURRENCY TRANSLATION ADJUSTMENTS
 Balance at beginning of year                                           22,573            4,568       (2,403)
 Translation gains (losses) during the year                            (21,682)          18,005        6,971
--------------------------------------------------------------------------------------------------------------
   Currency translation adjustments at end of year                         891           22,573        4,568
--------------------------------------------------------------------------------------------------------------

 UNAMORTIZED RESTRICTED STOCK AWARDS
 Balance at beginning of year                                           (1,298)            (592)        (993)
 Stock awards                                                                -           (1,023)           -
 Amortization, forfeitures and changes in price of Common Stock            354              317          401
--------------------------------------------------------------------------------------------------------------
   Unamortized restricted stock awards at end of year                     (944)          (1,298)        (592)
--------------------------------------------------------------------------------------------------------------

 TREASURY STOCK
 Balance at beginning of year                                         (102,279)        (103,063)    (103,065)
 Exercise of stock options                                                 526              543           67
 Awarded restricted stock, net of forfeitures                              122              241          (65)
 Sale of stock under employee stock purchase plan                          113                -            -
--------------------------------------------------------------------------------------------------------------
   Treasury stock at end of year - 3,883,883 shares of
     Common Stock in 1997, 3,912,971 shares in 1996 and 3,942,800
     shares in 1995, at cost                                          (101,518)        (102,279)    (103,063)
--------------------------------------------------------------------------------------------------------------
 TOTAL STOCKHOLDERS' EQUITY                                         $1,079,351        1,027,478    1,101,145
==============================================================================================================

 See notes to consolidated financial statements, page 44.

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS - Murphy Oil Corporation is an international oil and gas company that conducts business through various operating subsidiaries. The Company produces oil and natural gas in the U.S., Canada, the U.K. North Sea and Ecuador, and conducts exploration activities in numerous countries. The Company has an interest in a Canadian synthetic crude oil operation, the world's largest, and operates two oil refineries in the U.S. and shares ownership in a U.K. refinery. Murphy markets petroleum products under various brand names in the U.S., the U.K. and Canada and trades and transports crude oil in Canada.

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

PROPERTY, PLANT AND EQUIPMENT - The Company uses the successful efforts method to account for exploration and development expenditures. Leasehold acquisition costs are capitalized. If proved reserves are found on an undeveloped property, leasehold cost is transferred to proved properties. Significant undeveloped leases are reviewed periodically and a valuation allowance is provided for any estimated decline in value. Cost of other undeveloped leases is expensed over the estimated average life of the leases. Cost of exploratory drilling is initially capitalized but is subsequently expensed if proved reserves are not found. Other exploratory costs are charged to expense as incurred. Development costs, including unsuccessful development wells, are capitalized.

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

Depreciation and depletion of producing oil and gas properties are provided under the unit-of-production method. Unit rates are computed for unamortized development costs using developed reserves and for unamortized leasehold costs using proved reserves. Estimated dismantlement, abandonment and site restoration costs, net of salvage value, are considered in determining depreciation and depletion. Refining and marketing facilities are depreciated using the composite straight-line method. Other properties are depreciated by individual unit on the straight-line method.

Gains and losses on disposals or retirements that are significant or include an entire depreciable or depletable property unit are included in income. Costs of dismantling oil and gas production facilities and site restoration are charged against the related reserve. All other dispositions, retirements or abandonments are reflected in accumulated depreciation, depletion and amortization.

Provisions for refinery turnarounds are charged to expense monthly. Costs incurred are changed against the reserve. All other maintenance and repairs are expensed. Renewals and betterments are capitalized.

ENVIRONMENTAL LIABILITIES - A provision for environmental obligations is charged to expense when the Company's liability for an environmental assessment and/or cleanup is probable and the cost can be reasonably estimated. Related expenditures are charged against the reserve. Environmental remediation liabilities have not been discounted for the time value of future expected payments. Environmental expenditures that have future economic benefit are capitalized.

INCOME TAXES - The Company accounts for income taxes using the asset and liability method. Under this method, income taxes are provided for amounts currently payable, and for amounts deferred as tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and measured using the enacted tax rates that are assumed will be in effect when the differences reverse. Provision for U.K. petroleum revenue taxes is based on the estimated effective tax rate over the life of certain U.K. properties.

FOREIGN CURRENCY - Local currency is the functional currency used for recording operations in Canada and Spain and the majority of activities in the U.K. The U.S. dollar is the functional currency used to record all other operations. Gains or losses from translating foreign functional currency into U.S. dollars are included in "Currency Translation Adjustments" in "Stockholders' Equity." Exchange gains or losses from transactions in a currency other than the functional currency are included in income.

DERIVATIVE INSTRUMENTS - Derivative instruments are used by the Company on a limited basis to manage well-defined risks related to interest rates, foreign currency exchange rates and commodity prices. Instruments that reduce the exposure of assets, liabilities or anticipated transactions to price, currency or interest rate risks are accounted for as hedges. Gains and losses on derivatives that cease to qualify as hedges are recognized in income or expense. The Company does not hold any derivatives for trading purposes. Net cash amounts paid or received on interest rate swaps are recognized as an adjustment of interest expense over the life of the swap contract. Gains or losses on settlement of crude oil swaps are included in costs in the periods that the hedged oil purchases occur. A loss is recognized if the estimated cost of the future crude oil purchases, including projected settlement costs of these swap contracts, exceeds the estimated net realizable value of the related finished products. Gains or losses on foreign exchange contracts are recognized in income or as adjustments to the carrying amounts when the hedged transactions occur.

EXCISE TAXES ON REFINED PRODUCTS - Taxes collected on the sales of refined products and remitted to governmental agencies are not included in revenues or costs and expenses.

NET INCOME PER COMMON SHARE - Basic income per Common share is computed by dividing net income for each reporting period by the weighted average number of Common shares outstanding during the period. Diluted income per Common share is computed by dividing net income for each reporting period by the weighted average number of Common shares outstanding during the period plus the effects of potentially dilutive Common shares.

USE OF ESTIMATES - In the preparation of financial statements of the Company in conformity with generally accepted accounting principles, management has made a number of estimates and assumptions related to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results may differ from the estimates.

NOTE B - DISCONTINUED OPERATIONS

On December 31, 1996, Murphy completed a tax-free spin-off to its stockholders of all the common stock of its wholly owned farm, timber and real estate subsidiary, Deltic Farm & Timber Co, Inc. (reincorporated as "Deltic Timber Corporation"). The spin-off resulted in a net charge of $172,561,000 to "Retained Earnings" in 1996. Farm, timber and real estate activities have been accounted for as discontinued operations. Selected operating results for these activities, presented as net amounts in the Consolidated Statements of Income, were as follows.

--------------------------------------------------------------------------------
  (Thousands of dollars except per share amounts)             1996       1995
--------------------------------------------------------------------------------
  Revenues                                                 $87,746     79,433
  Income tax provisions                                      8,878      5,394
  Income from operations                                    13,999      9,307
  Costs of spin-off transaction                             (2,100)         -
  Income from operations per diluted share                      31        .20
  Costs of spin-off transaction per diluted share             (.04)         -
--------------------------------------------------------------------------------

NOTE C - ACCOUNTING CHANGES

Effective December 31, 1997, the Company adopted SFAS No. 128, Earnings per Share. In accordance with SFAS No. 128, the Company has restated income per Common share computations for the first three quarters of 1997 and for all prior periods presented. SFAS No. 128 requires that earnings per share be presented on both a basic (which assumes no dilution for potential stock issuances) and a diluted (assumes dilutive effects of potential stock issuances) basis. Adoption of this statement did not significantly change income per Common share as previously reported.

Effective October 1, 1995, the Company adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The effects of this accounting change are discussed in Note D.

NOTE D - PROPERTY, PLANT AND EQUIPMENT

-------------------------------------------------------------------------------------
                                            Investment                    Investment
                                     December 31, 1997             December 31, 1996
  (Thousands of dollars)           Cost            Net           Cost            Net
-------------------------------------------------------------------------------------
  Exploration and
   production                $3,476,167      1,235,373*     3,215,266      1,139,324*
  Refining                      649,374        254,032        639,152        264,588
  Marketing                     178,179        104,305        169,905         96,506
  Transportation                 80,819         42,125         75,582         39,715
  Corporate                      34,104         20,003         30,531         16,697
-------------------------------------------------------------------------------------
                             $4,418,643      1,655,838      4,130,436      1,556,830
=====================================================================================

*Includes $17,084 in 1997 and $17,989 in 1996 related to administrative assets and support equipment.


In 1997 and 1995, the Company recorded noncash charges of $28,056,000 and $198,988,000, respectively, for impairment of certain long-lived assets in accordance with SFAS No. 121. After related income tax benefits, these write-downs reduced net income by $16,224,000 in 1997, $.36 a diluted share, and $168,367,000 in 1995, $3.75 a diluted share. The 1997 impairment charges related to certain investments in Canadian heavy oil fields that were not adequately supported by proven reserves and three natural gas fields in the Gulf of Mexico that depleted earlier than anticipated. The 1995 charge was taken upon adoption of SFAS No. 121 and resulted from management's expectation of a continuation of the low-price environment for crude oil, natural gas and petroleum products that existed throughout most of 1995; the write-down included certain oil and gas assets in Ecuador, the U.K. North Sea and the U.S. Gulf of Mexico and U.K. refining and marketing assets. The carrying values for assets determined to be impaired were adjusted to fair values based on estimated future net cash flows for such assets, discounted at a market rate of interest.

NOTE E - FINANCING ARRANGEMENTS

At December 31, 1997, the Company had a committed credit facility with a major banking consortium for an equivalent US $300,000,000 for a combination of U.S. dollar and Canadian dollar borrowings, of which US $7,500,000 was outstanding at that date. In addition, the Company had committed facilities of US $120,564,000 with major banks that are subject to drawdown based on the availability of loan guarantees from the Canadian government. Depending on the credit facility, borrowings bear interest at prime or varying cost of fund options. Facility fees are due at varying rates on certain of the commitments. The facilities expire at dates ranging from 1998 through 2002. At December 31, 1997 and 1996, U.S. dollar and Canadian dollar commercial paper and bankers' acceptances totaling an equivalent US $118,834,000 and US $114,496,000, supported by bank credit facilities, were classified as nonrecourse debt.

In addition, the Company had other lines of credit with banks at December 31, 1997 totaling an equivalent US $129,578,000 for a combination of U.S. dollar and Canadian dollar borrowings. At December 31, 1997, US $2,175,000 was outstanding under these lines, which could be withdrawn at any time.

At year-end 1997, the Company had a shelf registration on file with the Securities and Exchange Commission that would permit the offer and sale of $250,000,000 in debt securities. No securities had been issued as of December 31, 1997.

NOTE F - LONG-TERM OBLIGATIONS

--------------------------------------------------------------------------------
  (Thousands of dollars)
  December 31                                            1997               1996
---------------------------------------------------------------------------------
  Notes payable
    Notes payable to bank, 10.1%, due 2004           $ 20,000             20,000
    Notes payable to bank, 5.75%, due 2002              7,500                  -
---------------------------------------------------------------------------------
        Subtotal                                       27,500             20,000
---------------------------------------------------------------------------------
  Capitalized lease obligations due 1998-2021; 6%, 8%     871                875
---------------------------------------------------------------------------------
  Nonrecourse debt of a subsidiary
    Guaranteed credit facilities with bank
      Commercial paper, 3.61% to 5.91%,
       $43,211 payable in Canadian dollars,
       supported by credit facility                   112,611            114,496
      Bankers' acceptance, 4.17%, payable in
       Canadian dollars, supported by credit facility,
       due 1998                                         6,223                  -
    Loan payable to Canadian government, interest-
     free, due 1999-2008, payable in Canadian dollars  36,358             37,944
    Promissory note, 6.25%, due 1998,
     payable in Canadian dollars                       28,517             42,148
---------------------------------------------------------------------------------
        Subtotal                                      183,709            194,588
---------------------------------------------------------------------------------
        Total                                         212,080            215,463
  Current maturities                                   (6,227)           (13,635)
---------------------------------------------------------------------------------
        Total long-term obligations                  $205,853            201,828
=================================================================================

Amounts becoming due for the four years after 1998 are: 1999, $3,640,000; 2000, $3,641,000; 2001, $12,591,000; and 2002, $49,657,000.

The nonrecourse guaranteed credit facilities were arranged to finance expenditures for the Hibernia oil field. Subject to certain conditions and limitations, the Canadian government has unconditionally guaranteed repayment of amounts drawn under/supported by the facilities to lenders having qualifying Participation Certificates. The Company has borrowed the maximum available under the Primary Guarantee Facility at December 31, 1997. The amount guaranteed declines quarterly beginning two years after cumulative production reaches 25 million barrels, which is now projected to occur near the end of 1998. No guaranteed financing is available after January 1, 2016. A guarantee fee of .5 percent is payable annually in arrears to the Canadian government. Quarterly repayment, projected to begin in 2001, is based on the greater of 30 percent of the field's after-tax free cash flow or an eight-year amortization. Since the Company intends to refinance outstanding debt under the Primary Guarantee Facility, the first debt payment is reflected as becoming due in 2001.

The 6.25-percent promissory note of Cdn $37,972,000 (US $28,517,000 at a hedged exchange rate) is payable to the province of Alberta and is secured by a debenture, which mortgages the Company's interest in the Syncrude project and its production therefrom. The province's right to recover the principal and interest on the note is limited to the mortgaged property and funds available from that production. This borrowing has been classified as long-term at December 31, 1997, since the Company intends to refinance this obligation under an existing committed credit facility during 1998.

NOTE G - INCOME TAXES

The components of income (loss) from continuing operations before income taxes and income tax expense (benefit) were as follows.

--------------------------------------------------------------------------------
  (Thousands of dollars)                          1997       1996       1995
--------------------------------------------------------------------------------
  Income (loss) from continuing
   operations before income taxes
    United States                             $135,476    104,888      (5,574)
    Foreign                                     76,174    111,467    (143,154)
--------------------------------------------------------------------------------
                                              $211,650    216,355    (148,728)
================================================================================
  Income tax expense (benefit)
    Continuing operations
      Federal - Current*                      $ 31,278     16,445       5,619
                Deferred                        (1,751)    15,837     (20,800)
                Noncurrent                      14,946      8,762       9,008
--------------------------------------------------------------------------------
                                                44,473     41,044      (6,173)
--------------------------------------------------------------------------------
      State   - Current                          4,589      2,816         (60)
--------------------------------------------------------------------------------
      Foreign - Current                         12,912     46,130      22,929
                Deferred                        19,423      4,095     (19,580)
                Noncurrent                      (2,153)    (3,686)    (17,925)
--------------------------------------------------------------------------------
                                                30,182     46,539     (14,576)
--------------------------------------------------------------------------------
      Total continuing operations               79,244     90,399     (20,809)
    Discontinued operations                          -      8,878       5,394
--------------------------------------------------------------------------------
                                              $ 79,244     99,277     (15,415)
================================================================================

* Net of benefits of $12,537 in 1997, $1,035 in 1996 and $4,273 in 1995 for
  alternative minimum tax credit.


Noncurrent taxes, classified in the Consolidated Balance Sheets as "Deferred Credits and Other Liabilities," relate to petroleum revenue taxes payable to the U.K. government ($644,000 and $2,774,000 at December 31, 1997 and 1996) and to matters not resolved with various taxing authorities. The significant components of deferred income tax expense (benefit) attributable to income (loss) from continuing operations before income taxes for the years ended December 31, 1997, 1996 and 1995 were as follows.

--------------------------------------------------------------------------------
  (Thousands of dollars)                          1997       1996        1995
--------------------------------------------------------------------------------
  Deferred tax expense excluding the
   effects of the items below on
   deferred tax assets and liabilities         $13,180     17,754     (36,053)
  Estimated tax credit carryforward
   (increase) decrease                           6,065      2,178      (4,327)
  Effect of change in U.K. tax rate             (1,573)         -           -
--------------------------------------------------------------------------------
     Total deferred tax expense
       (benefit)                               $17,672     19,932     (40,380)
================================================================================

Following is a reconciliation of the U.S. statutory income tax rate to the Company's effective rates on income (loss) from continuing operations before income taxes.

--------------------------------------------------------------------------------
                                            1997         1996          1995
--------------------------------------------------------------------------------
  U.S. statutory income tax rate              35%          35%          (35)%
  Foreign asset impairment with
   no tax benefit                              -            -            24
  Foreign income subject to foreign taxes
   at greater than U.S. statutory rate         3            7             7
  Refund and settlement of foreign taxes      (1)          (1)           (5)
  Refund and settlement of U.S. taxes          -            -            (5)
  State income taxes                           1            1             -
  Other, net                                  (1)           -             -
--------------------------------------------------------------------------------
    Effective income tax rates                37%          42%          (14)%
================================================================================

An analysis of the Company's deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996 showing the tax effects of significant temporary differences follows.

--------------------------------------------------------------------------------
  (Thousands of dollars)                                   1997           1996
--------------------------------------------------------------------------------
  Deferred tax assets
    Property and leasehold costs                      $  76,516         58,185
    Reserves for dismantlements and major repairs        64,206         60,404
    Federal alternative minimum
     tax credit carryforward                                  -          6,065
    Postretirement and other employee benefits           21,146         20,486
    Other deferred tax assets                            24,873         30,524
--------------------------------------------------------------------------------
      Total gross deferred tax assets                   186,741        175,664
    Less valuation allowance                            (47,228)       (33,609)
--------------------------------------------------------------------------------
      Net deferred tax assets                           139,513        142,055
--------------------------------------------------------------------------------
  Deferred tax liabilities
    Property, plant and equipment                       (41,069)       (43,198)
    Accumulated depreciation,
     depletion and amortization                        (194,540)      (184,445)
    Other deferred tax liabilities                      (25,117)       (22,105)
--------------------------------------------------------------------------------
      Total gross deferred tax liabilities             (260,726)      (249,748)
--------------------------------------------------------------------------------
      Net deferred tax liabilities                    $(121,213)      (107,693)
================================================================================

In management's judgment, the net deferred tax assets in the preceding table will more likely than not be realized as reductions of future taxable income or by utilizing available tax planning strategies. The valuation allowance for deferred tax assets relates primarily to tax assets arising in foreign tax jurisdictions, and in the judgment of management, these tax assets are not likely to be realized. The valuation allowance increased $13,619,000 in 1997 after decreasing $988,000 in 1996; the change in each year offset the change in certain deferred tax assets. Any subsequent reductions of the valuation allowance will be reported as reductions of income tax expense assuming no offsetting change in the deferred tax asset.

The Company has not recorded a deferred tax liability of $25,700,000 related to undistributed earnings of certain foreign subsidiaries at December 31, 1997, because the earnings are considered permanently invested.

Income tax returns are subject to audit by the Internal Revenue Service and tax authorities of other countries. In 1997, 1996 and 1995, the Company recorded benefits to income of $3,163,000, $5,120,000 and $13,603,000, respectively, from refunds and settlements of various U.S. and foreign tax issues primarily related to prior years. The Company believes that adequate accruals have been made for unsettled issues.

NOTE H - INCENTIVE PLANS

The Company's 1992 Stock Incentive Plan (the Plan) permits annual awards of shares of the Company's Common Stock to executives and other key employees. Under the Plan, the Executive Compensation and Nominating Committee (the Committee) is authorized to grant: (1) stock options (nonqualified or incentive), (2) stock appreciation rights (SAR) and (3) restricted stock awards. Total annual grants may not exceed .5 percent of shares outstanding at the end of the preceding year; any allowed shares not granted may be awarded in future years. The Company uses APB Opinion No. 25 to account for stock-based compensation plans. Accordingly, costs of options and restricted stock are accrued over the vesting/performance periods and are adjusted for subsequent changes in fair market value of the shares. Compensation cost charged against income for stock-based plans was $2,026,000 in 1997, $5,566,000 in 1996 and $222,000 in 1995; outstanding awards were not significantly modified in the last three years. Had compensation cost of the Company's stock-based plans been based on the fair value of the instruments at the grant dates using the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would be the following pro forma amounts.

--------------------------------------------------------------------------------
  (Thousands of dollars except per share data)        1997      1996       1995
--------------------------------------------------------------------------------
  Net income (loss) - As reported                $ 132,406   137,855   (118,612)
                      Pro forma                    132,089   138,570   (118,979)
  Earnings per share - As reported, basic        $    2.95      3.07      (2.65)
                       Pro forma, basic               2.94      3.09      (2.65)
                       As reported, diluted           2.94      3.07      (2.65)
                       Pro forma, diluted             2.94      3.09      (2.65)
--------------------------------------------------------------------------------

The pro forma effects on net income in the preceding table may not be representative of the pro forma effects on net income of future years because the SFAS No. 123 provisions used in these calculations were only applied to options and restricted stock granted after 1994.

STOCK OPTIONS - For each option granted under the Plan, the Committee fixes the option price at no less than fair market value (FMV) on the date of the grant and fixes the option term at no more than 10 years from such date. Each option granted to date has had a 10-year term, has been nonqualified, and has had an option price equal to grant-date FMV except for certain 1997 grants with option prices above grant-date FMV. One-half of each grant may be exercised after two years and the remainder after three years. At exercise, a grantee may pay cash for shares, or alternatively, not remit cash and only receive shares equal to the inherent value of options exercised on that date. The number of outstanding options at January 1, 1997 and the related option prices were adjusted to preserve the existing economic values of the options at the time of the Deltic spin-off.

The pro forma net income calculations in the preceding table reflect the following weighted-average grant-date fair values of options granted in 1997, 1996 and 1995; these have been estimated by using the Black-Scholes option-pricing model and the assumptions as shown.

--------------------------------------------------------------------------------
                                     1997       1997        1996       1995
                                Above FMV        FMV         FMV        FMV
--------------------------------------------------------------------------------
 Weighted-average grant-
   date fair value per share        $8.25       9.75        7.27      10.21
 Weighted-average assumptions
    Dividend yield                   3.00%      3.00%       3.20%      3.04%
    Expected volatility             17.37%     17.37%      17.64%     19.76%
    Risk-free interest rate          6.37%      6.18%       5.26%      7.45%
    Expected life                    7 yr.      5 yr.       5 yr.      5 yr.
--------------------------------------------------------------------------------

Changes in options outstanding, including shares issued under a prior plan, were as follows.

--------------------------------------------------------------------------------
                                                                       Average
                                                     Number           Exercise
                                                  of Shares              Price
--------------------------------------------------------------------------------
  Outstanding December 31, 1994                     339,730             $37.00
  Granted at FMV                                    142,000              43.94
  Exercised                                         (33,250)             35.86
  Forfeited                                         (23,250)             39.20
--------------------------------------------------------------------------------
  Outstanding December 31, 1995                     425,230              39.28
  Granted at FMV                                    168,000              42.44
  Exercised                                        (105,006)             36.47
  Forfeited                                         (47,625)             42.82
--------------------------------------------------------------------------------
  Outstanding December 31, 1996                     440,599              40.77
  Deltic spin-off adjustment                         17,407                  -
  Granted at FMV                                    180,250              50.38
  Granted above FMV                                 231,750              60.45
  Exercised                                         (68,022)             36.53
  Forfeited                                         (31,295)             49.08
--------------------------------------------------------------------------------
  Outstanding December 31, 1997                     770,689              48.04
================================================================================
  Exercisable December 31, 1995                     198,355             $36.31
  Exercisable December 31, 1996                     153,223              36.92
  Exercisable December 31, 1997                     174,269              37.79
--------------------------------------------------------------------------------

Additional information about stock options outstanding at December 31, 1997 follows.

--------------------------------------------------------------------------------
                                   Options Outstanding      Options Exercisable
  Range of             No. of    Avg. Life        Avg.       No. of        Avg.
  Exercise Prices     Options     in Years       Price      Options       Price
--------------------------------------------------------------------------------
  $26.08 to $34.92     63,420          4.0      $33.93       63,420      $33.93
  $36.42 to $42.25    310,269          7.1       40.78      110,849       40.00
  $50.37 to $65.49    397,000          9.1       55.97            -           -
--------------------------------------------------------------------------------
  $26.08 to $65.49    770,689          7.9      $48.04      174,269      $37.79
================================================================================

SAR - SAR may be granted in conjunction with or independent of stock options; the Committee determines when SAR may be exercised and the price. No SAR have been granted.

RESTRICTED STOCK - Since 1992, shares of restricted stock have been granted in alternate years. Each grant will vest if the Company achieves specific financial objectives at the end of a five-year performance period. Additional shares may be awarded if objectives are exceeded, but some or all shares may be forfeited if objectives are not met. During the performance period, a grantee may vote and receive dividends on the shares, but shares are subject to transfer restrictions and are all or partially forfeited if a grantee terminates, depending on the reason. The Company may reimburse a grantee up to 50 percent of the award value for personal income tax liability on stock awarded. For the pro forma net income calculation, the fair value per share of restricted stock granted in 1996 was $42.44, the grant-date market price of the stock. On December 31, 1996, the performance period ended for shares granted in 1992; based on financial objectives achieved, 50 percent of eligible shares were awarded and the remainder were forfeited. The number of restricted shares outstanding at January 1, 1997 was adjusted to preserve the existing economic value of the stock at the time of the Deltic spin-off. Changes in restricted stock outstanding were as follows.

--------------------------------------------------------------------------------
  (Number of shares)                               1997        1996        1995
--------------------------------------------------------------------------------
  Balance at beginning of year                   36,512      38,011      40,511
  Granted                                             -      24,250           -
  Deltic spin-off adjustment                      5,977           -           -
  Awarded                                        (1,336)*   (10,563)          -
  Forfeited                                      (1,297)    (15,186)     (2,500)
--------------------------------------------------------------------------------
  Balance at end of year                         39,856      36,512      38,011
================================================================================
  *Adjustment of 1996 award for Deltic spin-off.

CASH AWARDS - The Committee also administers the Company's incentive compensation plans, which provide for annual or periodic cash awards to officers, directors and key employees if the Company achieves specific financial objectives. Compensation expense of $3,894,000, $3,100,000 and $400,000 was recorded in 1997, 1996 and 1995, respectively, for these plans.

EMPLOYEE STOCK PURCHASE PLAN (ESPP) - In 1997, the Company's shareholders approved the ESPP, under which 50,000 shares of the Company's Common Stock could be sold to employees. Each quarter, an eligible U.S. employee may elect to withhold up to 10 percent of his or her salary to purchase shares of the Company's stock at a price equal to 90 percent of the fair value of the stock as of the first day of the quarter or, if appropriate, the last business day prior to such date. The ESPP will terminate at the earlier of the date that all 50,000 shares have been sold or June 30, 2002. In 1997, 4,326 shares of the Company's stock were sold under the ESPP at $44.44 a share, and at year-end 45,674 shares remained available for sale. Compensation costs related to the ESPP were immaterial.

NOTE I - EMPLOYEE AND RETIREE BENEFITS

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

Retirement expense (credit) and its components for 1997, 1996 and 1995 are shown in the following table.

--------------------------------------------------------------------------------
  U.S. Plans
  (Thousands of dollars)                           1997        1996        1995
--------------------------------------------------------------------------------
  Service cost - benefits earned
   during the year                             $  2,834       3,191       3,266
  Interest accrued on benefits
   earned in prior years                         11,948      11,609      10,984
  Actual return on plan assets                  (46,427)    (21,641)    (32,876)
  Net amortization and deferral                  29,209       4,739      18,456
--------------------------------------------------------------------------------
    Retirement expense reduction*                (2,436)     (2,102)       (170)
  Special termination benefits                        -           -       7,005
  Curtailment gain                                    -           -      (2,494)
--------------------------------------------------------------------------------
    Net retirement expense (credit)            $ (2,436)     (2,102)      4,341
================================================================================
  *Major assumptions were discount rates of 7.50% for 1997 and 1995 and 7.00% for 1996 and assumed long-term rate of return on plan assets of 8.50% for each year.

Net retirement expense (credit) included in "Income from Discontinued Operations" in the Consolidated Statements of Income was $(69,000) in 1996 and $(12,000) in 1995.

--------------------------------------------------------------------------------
  Non-U.S. Plans
  (Thousands of dollars)                            1997       1996       1995
--------------------------------------------------------------------------------
  Service cost - benefits earned
   during the year                                $1,683      1,528      1,482
  Interest accrued on benefits
   earned in prior years                           2,941      2,620      2,173
  Actual return on plan assets                    (7,101)    (5,011)    (3,652)
  Net amortization and deferral                    2,500        910        811
--------------------------------------------------------------------------------
    Retirement expense*                           $   23         47        814
================================================================================
  *Major assumptions were discount rates of 7.50-9.50% and assumed long-term rates of return on plan assets of 7.50-9.50% in each year.

Amounts contributed to U.S. funded plans are actuarially determined and are at least the minimum required by the Employee Retirement Income Security Act of 1974. Amounts contributed to non-U.S. plans are based on local laws. The supplemental plans are unfunded. Accumulated benefits in excess of assets in these plans were $6,381,000 in 1997 and $5,501,000 in 1996; these amounts have been netted in the following table, which sets forth the combined funded status of plans and amounts recognized in the Consolidated Balance Sheets.

-------------------------------------------------------------------------------------------------------------------------
                                                           U.S. Plans     U.S. Plans    Non-U.S. Plans    Non-U.S. Plans
  (Thousands of dollars)                                         1997           1996              1997              1996
-------------------------------------------------------------------------------------------------------------------------
  Present value of accumulated benefits based on years of
   service, applicable pay formula and present pay levels
    Vested                                                   $153,499        138,428            33,981            27,991
    Nonvested                                                   6,257          5,494                87               120
-------------------------------------------------------------------------------------------------------------------------
      Accumulated benefit obligation/1/                       159,756        143,922            34,068            28,111
  Provision for future pay increases                           18,354         15,592             8,500             6,298
-------------------------------------------------------------------------------------------------------------------------
      Projected benefit obligation/1/                         178,110        159,514            42,568            34,409
  Plan assets - at market value/2/                            220,780        185,355            48,697            44,935
-------------------------------------------------------------------------------------------------------------------------
      Plan assets in excess of projected benefit obligation    42,670         25,841             6,129            10,526
  Unrecognized net asset from transition to SFAS No. 87/3/    (11,524)       (13,529)           (1,801)           (2,143)
  Unrecognized net gain from favorable actuarial experience   (20,212)        (4,740)          (10,098)          (14,612)
  Unrecognized prior service cost                               1,273          1,421             2,430             2,718
  Additional minimum liability                                   (518)          (360)                -                 -
-------------------------------------------------------------------------------------------------------------------------
      Prepaid (accrued) retirement cost                      $ 11,689          8,633            (3,340)           (3,511)
=========================================================================================================================

 1 Major assumptions for U.S. plans were discount rates of 7.00% for 1997 and 7.50% for 1996 and future pay rate increases of 4.60% for 1997 and 1996. Major assumptions for non-U.S. plans were discount rates of 7.00-7.50% for 1997 and 7.50-9.50% for 1996 and future pay rate increases of 5.50-6.00% for 1997 and 6.00-7.00% for 1996.
 2 Primarily includes listed stocks and bonds, government securities, U.S.
   agency bonds, corporate bonds and group annuity contracts.
 3 Being amortized over periods of 14 to 19.2 years.


THRIFT PLANS - Most employees of the Company in the U.S. and Canada may participate in thrift plans by allotting up to a specified percentage of their base pay. The Company matches contributions at a stated percentage of each employee's allotment based on length of participation in the plans. Company contributions to these plans were $3,076,000 in 1997, $2,784,000 in 1996 and $2,952,000 in 1995, including $190,000 in 1996 and $157,000 in 1995 that were included in "Income from Discontinued Operations" in the Consolidated Statements of Income.

POSTRETIREMENT BENEFITS - The Company sponsors plans that provide health care and life insurance benefits for most retired U.S. employees. Costs are accrued for these plans during the service lives of covered employees. Retirees contribute a portion of the cost of health care benefits; the Company contributes the remainder. The Company pays premiums for life insurance coverage, arranged through an insurance company. The health care plan is self-funded on a pay-as-you-go basis. The Company has the right to modify the benefits and/or costsharing provisions.

Based on actuarial computations, postretirement expense and its components for 1997, 1996 and 1995 were as follows.

--------------------------------------------------------------------------------
  (Thousands of dollars)                             1997       1996       1995
--------------------------------------------------------------------------------
  Service cost                                     $  508        714        548
  Amortization of net actuarial loss                   67         17        476
  Interest cost                                     2,466      2,175      2,706
--------------------------------------------------------------------------------
    Postretirement expense                         $3,041      2,906      3,730
================================================================================

Postretirement expense included in "Income from Discontinued Operations" in the Consolidated Statements of Income was $433,000 in 1996 and $466,000 in 1995.

A summary follows of postretirement benefit obligations recorded at December 31, 1997 and 1996. Calculation of the amount of accumulated unfunded postretirement benefit obligations (APBO) was based on discount rates of 7.00 percent in 1997 and 7.50 percent in 1996. Accrued APBO obligations were included in "Deferred Credits and Other Liabilities" in the Consolidated Balance Sheets.

--------------------------------------------------------------------------------
  (Thousands of dollars)                                    1997          1996
--------------------------------------------------------------------------------
  APBO - Retirees                                       $ 26,444        18,450
         Fully eligible active participants                1,659         2,680
         Other active participants                         8,152         7,931
--------------------------------------------------------------------------------
           Total unfunded APBO                            36,255        29,061
  Unrecognized net actuarial gain (loss)                  (6,428)          611
--------------------------------------------------------------------------------
           Accrued APBO obligations                     $ 29,827        29,672
================================================================================

In determining the APBO at December 31, 1997, health care inflation cost was assumed to increase at an annual rate of 7.5 percent, gradually decreasing to
4.5 percent in 2002 and thereafter. A one-percent increase in the assumed health care cost trend would increase the 1997 postretirement benefit expense by 7.2 percent and the APBO at December 31, 1997 by 6.5 percent.

NOTE J - FINANCIAL INSTRUMENTS

DERIVATIVE INSTRUMENTS - Murphy utilizes derivative instruments on a limited basis to manage risks related to interest rates, foreign currency exchange rates and commodity prices. The use of derivative instruments is closely monitored by the Company's senior management, and all such transactions are designed to address certain risk-management objectives. The Company does not hold any derivatives for trading purposes, and it does not use derivatives with leveraged features. Derivative instruments are traded either with creditworthy major financial institutions or over national exchanges.

At December 31, 1997, the Company had interest rate swaps agreements with notional amounts totaling $100,000,000 that serve to convert an equal amount of variable rate long-term debt to fixed rates. The swaps mature in 2002 and 2004 and have a weighted-average fixed interest rate of 6.46 percent. No interest rate swaps were outstanding at December 31, 1996. Using the accrual/settlement method of accounting, the net amount to be received or paid on a quarterly basis under the swap agreements is accrued as part of "Interest Expense" in the Consolidated Income Statement. Although the Company has never terminated an interest rate swap prior to maturity, if it did, any cash paid or received as settlement would be deferred and recognized as an adjustment to interest expense over the shorter of the remaining life of the debt or the remaining contractual life of the swap.

At December 31, 1997, the Company had a forward foreign currency exchange contract that serves to fix the U.S. dollar cost for Canadian dollar nonrecourse debt associated with the Company's Syncrude project. The currency exchange contract matures in December 1998, at which time the Company will pay US $28,517,000 to acquire the Canadian dollars needed to meet the payment of Cdn $37,970,000. The Company accounts for the unrealized difference between the contract exchange rate and the actual period-ending exchange rate on the Consolidated Balance Sheet as an adjustment to "Nonrecourse Debt of a Subsidiary" with the offset to "Currency Translation Adjustments." When the contract is settled, any adjustment to the difference previously recorded will be included in the same accounts.

The Company previously used crude oil swap agreements to reduce a portion of the financial exposure of its U.S. refineries to crude oil price movements. Unrealized gains or losses on such swap contracts were generally deferred and recognized in connection with the associated crude oil purchase. If conditions indicated that the market price of finished products would not allow for recovery of the costs of the finished products, including any unrealized loss on the crude oil swap, a liability was provided for the nonrecoverable portion of the unrealized swap loss. The final swap matured in the third quarter of 1997. The Company recorded operating results associated with crude oil swaps in "Crude Oil, Products and Related Operating Expenses" in the Consolidated Statements of Income. For 1997, 1996 and 1995, the after-tax results of crude oil swaps were gains (losses) of $5,041,000, $9,209,000 and $(3,900,000), respectively.

FAIR VALUE - The following table presents the carrying amounts and estimated fair values of financial instruments held by the Company at December 31, 1997 and 1996. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The table excludes cash and cash equivalents, trade accounts receivable, investments and noncurrent receivables, trade accounts payable, and accrued expenses, all of which had fair values approximating carrying amounts.

--------------------------------------------------------------------------------
                                                   1997                    1996
                                              Estimated               Estimated
                                   Carrying        Fair    Carrying        Fair
  (Thousands of dollars)             Amount       Value      Amount       Value
--------------------------------------------------------------------------------
  Financial liabilities
   Current and long-term
    debt                          $(214,255)   (205,240)   (215,463)   (203,848)
  Off-balance-sheet exposures
   Interest rate swaps                    -      (1,886)          -           -
   Crude oil swaps                        -           -           -       6,166
   Financial guarantees and
    letters of credit                     -           -           -           -
--------------------------------------------------------------------------------

The carrying amounts of financial liabilities in the preceding table are included in the Consolidated Balance Sheets under "Current Maturities of Long-Term Obligations," "Notes Payable," "Notes Payable and Capitalized Lease Obligations" and "Nonrecourse Debt of a Subsidiary." The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

 . Current and long-term debt - The fair value is estimated based on current rates offered the Company for debt of the same maturities.

 . Interest rate and crude oil swaps - The fair value is an estimate of the amount, based on quotes from counterparties, that the Company would receive
  (pay) at the reporting date to cancel the contracts.

 . Financial guarantees and letters of credit - The fair value, which represents fees associated with obtaining the instruments, was nominal.

CREDIT RISKS - The Company's primary credit risks are associated with trade accounts receivable, cash equivalents and derivative instruments. Trade receivables arise mainly from sales of crude oil, natural gas and petroleum products to a large number of customers in the U.S., Canada and the U.K. The credit history and financial condition of potential customers are reviewed before credit is extended, security is obtained when considered appropriate based on a potential customer's financial condition, and routine follow-up evaluations are made. The combination of these evaluations and the large number of customers tend to limit the risk of credit concentration to an acceptable level. Cash equivalents are placed with several major financial institutions; this limits the Company's exposure to credit risk. The Company controls the credit risks on derivatives through credit approvals and monitoring procedures and believes such risks are minimal, as counterparties to the transactions are major financial institutions.

NOTE K - STOCKHOLDER RIGHTS PLAN

The Company's Stockholder Rights Plan provides for each Common stockholder to receive a dividend of one Right for each share of the Company's Common Stock held. The Rights will expire on December 6, 1999, unless earlier redeemed or exchanged. The Rights will detach from the Common Stock and become exercisable following a specified period of time after the first public announcement that a person or group of affiliated or associated persons (other than certain persons) has become the beneficial owner of 15 percent or more of the Company's Common Stock. The Rights have certain antitakeover effects and will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights are not intended to prevent a takeover, but rather are designed to enhance the ability of the Board of Directors to negotiate with an acquiror on behalf of all shareholders. Other terms of the Rights are set forth in, and the foregoing description is qualified in its entirety by, the Rights Agreement between the Company and Harris Trust Company of New York, as Rights Agent.

NOTE L - EARNINGS PER SHARE

A reconciliation of the weighted-average shares outstanding for computation of basic and diluted income per Common share for the three years ended December 31, 1997 follows. No difference existed between net income used in computing basic and diluted income per Common share for these years.

--------------------------------------------------------------------------------
 (Weighted-average shares outstanding)        1997           1996          1995
--------------------------------------------------------------------------------
 Basic method                           44,881,225     44,858,115    44,832,463
 Dilutive stock options                     79,682         46,521             -
--------------------------------------------------------------------------------
 Assuming dilution                      44,960,907     44,904,636    44,832,463
================================================================================

Stock options representing the rights to acquire 346,306, 140,692 and 452,086 shares in 1997, 1996 and 1995, respectively, were not considered in the computation of diluted earnings per share because any effects of these options would have been antidilutive.

NOTE M - OTHER FINANCIAL INFORMATION

INVENTORIES - Inventories valued at cost under the LIFO method totaled $82,709,000 and $63,783,000 at December 31, 1997 and 1996, respectively. These amounts were $76,008,000, and $120,290,000 respectively, less than such inventories would have been valued using the FIFO method.

FOREIGN CURRENCY - Cumulative translation gains and losses are included in "Stockholders' Equity." At December 31, 1997, components of the net cumulative gain of $891,000 were gains (losses) of $37,320,000 for pounds sterling, $(37,031,000) for Canadian dollars and $602,000 for other currencies. Comparability of net income was not significantly affected by exchange rate fluctuations in 1997, 1996 or 1995. Net gains (losses) from foreign currency transactions included in the Consolidated Statements of Income were $200,000 in 1997, $(175,000) in 1996 and $82,000 in 1995.

CASH FLOW DISCLOSURES - Cash income taxes paid, net of refunds, were $86,962,000, $51,983,000 and $24,638,000 in 1997, 1996 and 1995. Interest paid, net of amounts capitalized, was $269,000, $1,659,000 and $5,434,000 in 1997,
1996 and 1995.

(Increases) decreases in noncash operating working capital for the three years ended December 31, 1997 were as follows.

--------------------------------------------------------------------------------
  (Thousands of dollars)                         1997          1996       1995
--------------------------------------------------------------------------------
  Accounts receivable                        $ 47,214       (89,453)     7,203
  Inventories                                 (27,061)       22,558    (18,192)
  Prepaid expenses                            (17,503)       (1,679)     7,131
  Deferred income tax assets                    4,348        (2,234)    (2,551)
  Accounts payable and accrued
    liabilities                               (67,623)      131,774    (23,987)
  Current income tax liabilities              (11,766)       16,145     (6,213)
--------------------------------------------------------------------------------
                                             $(72,391)       77,111    (36,609)
================================================================================

NOTE N - COMMITMENTS

The Company leases land, service stations and other facilities under operating leases. Future minimum rental commitments under noncancellable operating leases are not material. Commitments for capital expenditures were approximately $228,000,000 at December 31, 1997, including $89,000,000 related to a one-third interest in a five-year contract for a semisubmersible drilling rig capable of drilling in 6,000 feet of water. Delivery of the rig is scheduled for 1999.

NOTE O - CONTINGENCIES

The Company's operations and earnings have been and may be affected by various forms of governmental action both in the U.S. and throughout the world. Examples of such governmental action include, but are by no means limited to: tax increases and retroactive tax claims; restrictions on production; import and export controls; price controls; currency controls; allocation of supplies of crude oil and petroleum products and other goods; expropriation of property; restrictions and preferences affecting issuance of oil and gas or mineral leases; laws and regulations intended for the protection and/or remediation of the environment; promotion of safety; governmental support for other forms of energy; and laws and regulations affecting the Company's relationships with employees, suppliers, customers, stockholders and others. Because governmental actions are often motivated by political considerations, may be taken without full consideration of their consequences, and may be taken in response to actions of other governments, it is not practical to attempt to predict the likelihood of such actions, the form the actions may take or the effect such actions may have on the Company.

FOREIGN CRUDE OIL CONTRACTS - In August 1996, the Ecuadoran government notified the Company that its contractual arrangement for production of crude oil in Ecuador must be modified to give the government a larger share of future oil revenues. As a result, the Company's risk-service contract was replaced by a production-sharing contract effective January 1, 1997. While the state oil company, PetroEcuador, acknowledged that amounts were owed under the former contract and indicated its intention to pay, the Company considered the circumstances surrounding the contract replacement and recorded an $8,876,000 provision for doubtful accounts at December 31, 1996. Based on amounts collected in 1997, the Company determined that a portion of the allowance for doubtful accounts was no longer required and recognized income of $1,642,000 in 1997. Any collections of the remaining $7,234,000 receivable will be recognized as income as received.

In late 1996, the Company negotiated a settlement of abandonment obligations with other joint owners of former oil properties in Gabon. As a result of this settlement, the Company recorded a net gain of $8,201,000 in 1996 to adjust for the dismantlement reserve no longer required.

ENVIRONMENTAL MATTERS - The Company's environmental contingencies are reviewed in Management's Discussion and Analysis under the section entitled "Environmental" on page 36.

OTHER MATTERS - The Company and its subsidiaries are engaged in a number of legal proceedings, all of which the Company considers routine and incidental to its business and none of which is considered material. In the normal course of its business activities, the Company is required under certain contracts with various governmental authorities and others to provide letters of credit that may be drawn upon if the Company fails to perform under those contracts. At December 31, 1997, the Company had contingent liabilities of $15,400,000 on outstanding letters of credit and $14,000,000 under certain financial guarantees.

NOTE P - BUSINESS SEGMENTS

Information about business segments and geographic operations is summarized in the following tables. Excise taxes on petroleum products of $679,953,000, $550,116,000 and $521,250,000 for the years 1997, 1996 and 1995 were excluded from revenues and costs and expenses. Intracompany and affiliated company transfers are at market prices. Companies accounted for by the equity method are primarily engaged in the transportation of crude oil and petroleum products.

--------------------------------------------------------------------------------
  (Thousands of dollars)                           1997        1996        1995
--------------------------------------------------------------------------------
  REVENUES FOR THE YEAR
  Exploration and production
    United States                            $  274,825     265,223     205,604
    Canada                                      185,543     167,258     139,133
    United Kingdom                              121,602     130,989     110,789
    Ecuador                                      36,034      34,977      26,096
    Other international                           2,453       8,799      11,885
--------------------------------------------------------------------------------
                                                620,457     607,246     493,507
--------------------------------------------------------------------------------
  Refining, marketing and
   transportation
    United States                             1,341,650   1,267,029   1,010,967
    Canada                                       26,102      24,627      22,589
    United Kingdom                              268,609     317,941     254,746
--------------------------------------------------------------------------------
                                              1,636,361   1,609,597   1,288,302
--------------------------------------------------------------------------------
                                              2,256,818   2,216,843   1,781,809
  Intrasegment transfers elimination           (124,566)   (208,393)   (169,309)
--------------------------------------------------------------------------------
     Total operating revenues                 2,132,252   2,008,450   1,612,500
  Corporate                                       5,515      13,726      19,280
--------------------------------------------------------------------------------
                                             $2,137,767   2,022,176   1,631,780
================================================================================


--------------------------------------------------------------------------------
  (Thousands of dollars)                           1997        1996        1995
--------------------------------------------------------------------------------
  ASSETS AT YEAR-END
  Exploration and production
    United States                            $  400,708     400,964     317,422
    Canada                                      595,979     552,745     502,830
    United Kingdom                              319,592     307,016     248,493
    Ecuador                                      61,536      72,462      64,406
    Other international                          24,869      14,238      16,282
--------------------------------------------------------------------------------
                                              1,402,684   1,347,425   1,149,433
--------------------------------------------------------------------------------
  Refining, marketing and
   transportation
    United States                               491,430     503,791     494,577
    Canada                                       64,530      83,497      56,786
    United Kingdom                              194,666     151,784     128,952
--------------------------------------------------------------------------------
                                                750,626     739,072     680,315
--------------------------------------------------------------------------------
  Corporate                                      85,009     157,289     123,978
  Net investment in discontinued
   operations                                         -           -     144,740
--------------------------------------------------------------------------------
                                             $2,238,319   2,243,786   2,098,466
================================================================================

  ------------------------------------------------------------------------
  (Thousands of dollars)                1997         1996          1995*
  ------------------------------------------------------------------------
  OPERATING INCOME (LOSS)
   FOR THE YEAR
  Exploration and production          $136,470      205,734       (97,583)
  Refining, marketing and
   transportation                       91,452       23,361       (42,670)
  ------------------------------------------------------------------------
      Operating income (loss)          227,922      229,095      (140,253)
  Nonoperating (charges) credits
    Income of equity companies           1,136        1,286         1,348
    Income taxes                       (79,244)     (90,399)       20,809
    Corporate revenues
     (expenses) - net                  (17,408)     (14,026)       (9,823)
    Income from discontinued
     operations                              -       11,899         9,307
  ------------------------------------------------------------------------
      Net income (loss)               $132,406      137,855      (118,612)
  ========================================================================


  -----------------------------------------------------------------------
  (Thousands of dollars)                1997         1996         1995*
  -----------------------------------------------------------------------
  NET INCOME (LOSS) FOR THE YEAR
  Exploration and production
    United States                     $ 51,491       68,063        3,755
    Canada                              19,017       32,747       21,669
    United Kingdom                      16,301       14,729      (11,934)
    Ecuador                             14,543        4,874      (97,320)
    Other international                (16,300)       3,542       (6,755)
  -----------------------------------------------------------------------
                                        85,052      123,955      (90,585)
  -----------------------------------------------------------------------
  Refining, marketing and
   transportation
    United States                       41,355        1,773       (3,767)
    Canada                               6,186        6,143        5,544
    United Kingdom                       9,197        6,186      (35,294)
  -----------------------------------------------------------------------
                                        56,738       14,102      (33,517)
  -----------------------------------------------------------------------
  Corporate                             (9,384)     (12,101)      (3,817)
  -----------------------------------------------------------------------
     Income (loss) from continuing
      operations                       132,406      125,956     (127,919)
  Income from discontinued
   operations                                -       11,899        9,307
  -----------------------------------------------------------------------
                                      $132,406      137,855     (118,612)
  =======================================================================
* As set forth in Note D to the consolidated financial statements, the effects of adopting SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, were:

    Operating income (loss) - a loss of $198,988, $150,301 related to exploration and production and $48,687 to refining, marketing and transportation.

    Net income (loss) - a loss of $168,367, $132,798 related to exploration and production ($5,986 United States, $24,197 United Kingdom, $100,000 Ecuador and $2,615 other international) and $35,569 related to refining, marketing and transportation - United Kingdom.
  -----------------------------------------------------------------------
  (Thousands of dollars)                1997         1996          1995
  -----------------------------------------------------------------------
  ADDITIONS TO PROPERTY, PLANT
   AND EQUIPMENT FOR THE YEAR
  Exploration and production
    United States                     $102,523      149,739       36,064
    Canada                             135,024       91,610       93,612
    United Kingdom                      79,998       55,929       27,527
    Ecuador                             10,422       11,732       17,553
    Other international                 10,893        4,442        1,907
  -----------------------------------------------------------------------
                                       338,860      313,452      176,663
  -----------------------------------------------------------------------
  Refining, marketing and
   transportation
    United States                       29,194       20,868       27,565
    Canada                               4,625        8,468        3,561
    United Kingdom                       3,664       13,544       22,476
  -----------------------------------------------------------------------
                                        37,483       42,880       53,602
  -----------------------------------------------------------------------
  Corporate                              7,367        1,192        1,831
  -----------------------------------------------------------------------
                                      $383,710      357,524      232,096
  =======================================================================


  -----------------------------------------------------------------------
  (Thousands of dollars)                1997          1996         1995
  -----------------------------------------------------------------------
  DEPRECIATION, DEPLETION AND
   AMORTIZATION EXPENSE FOR THE YEAR
  Exploration and production
    United States                     $ 79,471       60,560       89,669
    Canada                              37,794       30,768       26,707
    United Kingdom                      43,718       40,768       50,426
    Ecuador                             11,418        8,945       10,728
    Other international                      -        6,581        5,195
  -----------------------------------------------------------------------
                                       172,401      147,622      182,725
  -----------------------------------------------------------------------
  Refining, marketing and
   transportation
    United States                       27,823       26,443       25,862
    Canada                               2,008        1,637        1,549
    United Kingdom                       4,671        3,767        9,062
  -----------------------------------------------------------------------
                                        34,502       31,847       36,473
  -----------------------------------------------------------------------
  Corporate                              2,516        2,912        2,673
  -----------------------------------------------------------------------
                                      $209,419      182,381      221,871
  =======================================================================

--------------------------------------------------------------------------------
SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)
--------------------------------------------------------------------------------

The following schedules are presented in accordance with Statement of Financial Accounting Standards No. 69 (SFAS No. 69), Disclosures about Oil and Gas Producing Activities, to provide users with a common base for preparing estimates of future cash flows and comparing reserves among companies. Additional background information follows concerning four of the schedules.

SCHEDULES 1 AND 2 - ESTIMATED NET PROVED OIL AND NATURAL GAS RESERVES
Reserves of crude oil, condensate, and natural gas liquids and natural gas are estimated by the Company's engineers and adjusted to reflect contractual arrangements and royalty rates in effect at each year-end. Many assumptions and judgmental decisions are required to estimate reserves. Reported quantities are subject to future revisions, some of which may be substantial, as additional information becomes available. Such additional knowledge may result from: reservoir performance, new geological and geophysical data, additional drilling, technological advancements, price changes and other economic factors.

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

Production quantities shown are net volumes withdrawn from reservoirs. These may differ from sales quantities due to inventory changes and, especially in the case of natural gas, volumes consumed for fuel and/or shrinkage from extraction of natural gas liquids. Such differences were insignificant for crude oil and liquids, but amounted to approximately 2.4 billion cubic feet in 1997, 1.5 billion in 1996 and .5 billion in 1995 for natural gas.

Synthetic oil reserves in Canada are attributable to Murphy's share, after deducting estimated net profit royalty, of the currently producing leases in the Syncrude project. Additional reserves will be added as development progresses on other Syncrude leases.

The Company has no proved reserves attributable to either long-term supply agreements with foreign governments or investees accounted for by the equity method.

SCHEDULE 4 - RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES
Results of operations from exploration and production activities by geographic area are reported on this schedule as if these activities were a separate corporate entity rather than part of an operation that also refines crude oil and sells refined products. Results of oil and gas producing activities include certain special items that are reviewed in Management's Discussion and Analysis (see page 34), and should be considered in conjunction with the Company's overall performance.

SCHEDULE 6 - STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES
SFAS No. 69 requires calculation of future net cash flows using a 10-percent annual discount factor and year-end (1997 and 1996) prices, costs and statutory tax rates, except for known future changes such as contracted prices and legislated tax rates. Future net cash flows from the Company's interest in synthetic oil are excluded.

The reported value of proved reserves is not necessarily indicative of either fair market value or present value of future cash flows because prices, costs and governmental policies do not remain static; appropriate discount rates may vary; and extensive judgment is required to estimate the timing of production. Other logical assumptions would likely have resulted in significantly different amounts. Average crude oil prices at year-end 1997 used for this calculation were $16.27 a barrel for the U.S., $15.68 for Canadian light, $6.28 for Canadian heavy, $14.47 for Canadian offshore, $15.83 for the U.K. and $11.79 for Ecuador. Average natural gas prices were $2.71 an MCF for the U.S., $1.18 for Canada and $2.60 for the U.K. Oil and natural gas prices have declined sharply in early 1998.

Schedule 6 also presents the principal reasons for change in the standardized measure of discounted future net cash flows for each of the three years ended December 31, 1997.

[GRAPH - ESTIMATED NET PROVED OIL RESERVES]

[GRAPH - ESTIMATED NET PROVED NATURAL GAS RESERVES]

[GRAPH - ESTIMATED NET PROVED HYDROCARBON RESERVES]

SCHEDULE 1 - ESTIMATED NET PROVED OIL RESERVES

-------------------------------------------------------------------------------------------------------------------------
                                              Crude Oil, Condensate and Natural Gas Liquids
                                         -------------------------------------------------------
                                                                                                    Synthetic
                                         United                   United                               Oil -
   (Millions of barrels)                 States       Canada*    Kingdom     Ecuador       Total      Canada       Total
------------------------------------------------------------------------------------------------------------------------
   PROVED
------------------------------------------------------------------------------------------------------------------------
   December 31, 1994                       24.5         37.5        24.5        35.0       121.5        98.8       220.3
   Revisions of previous estimates          3.9            -          .7        (3.5)        1.1          .7         1.8
   Purchases                                 .2          2.0           -           -         2.2           -         2.2
   Extensions and discoveries               1.0          3.6        20.3           -        24.9           -        24.9
   Production                              (5.0)        (5.1)       (5.5)       (1.9)      (17.5)       (3.3)      (20.8)
   Sales                                      -         (1.7)          -           -        (1.7)          -        (1.7)
------------------------------------------------------------------------------------------------------------------------
   December 31, 1995                       24.6         36.3        40.0        29.6       130.5        96.2       226.7
   Revisions of previous estimates           .5           .6          .2           -         1.3         3.2         4.5
   Extensions and discoveries               4.0          3.8        14.6           -        22.4           -        22.4
   Production                              (4.3)        (5.2)       (4.8)       (2.2)      (16.5)       (3.0)      (19.5)
   Sales                                   (6.1)         (.3)          -           -        (6.4)          -        (6.4)
------------------------------------------------------------------------------------------------------------------------
   December 31, 1996                       18.7         35.2        50.0        27.4       131.3        96.4       227.7
   Revisions of previous estimates          1.6          (.4)        6.1         6.6        13.9        10.5        24.4
   Improved recovery                          -           .5           -           -          .5           -          .5
   Purchases                                 .2          2.1           -           -         2.3           -         2.3
   Extensions and discoveries               2.5         18.8         6.2           -        27.5           -        27.5
   Production                              (3.9)        (5.8)       (5.0)       (2.9)      (17.6)       (3.4)      (21.0)
   Sales                                      -         (1.3)          -           -        (1.3)          -        (1.3)
------------------------------------------------------------------------------------------------------------------------
   December 31, 1997                       19.1         49.1        57.3        31.1       156.6       103.5       260.1
========================================================================================================================
   PROVED DEVELOPED
   December 31, 1994                       15.2         23.6        19.2         3.8        61.8        80.5       142.3
   December 31, 1995                       21.3         22.4        19.5         7.8        71.0        69.9       140.9
   December 31, 1996                       16.3         21.4        16.8        10.1        64.6        66.9       131.5
   December 31, 1997                       15.3         22.5        18.3        20.6        76.7        70.4       147.1
------------------------------------------------------------------------------------------------------------------------

   *Excludes 50 million barrels of crude oil to be added to proved reserves as development of the Hibernia and Terra Nova oil fields proceeds.

   SCHEDULE 2 - ESTIMATED NET PROVED NATURAL GAS RESERVES

------------------------------------------------------------------------------------------------------------------------
                                                                  United                  United
   (Billions of cubic feet)                                       States      Canada     Kingdom       Spain       Total
------------------------------------------------------------------------------------------------------------------------
   PROVED
------------------------------------------------------------------------------------------------------------------------
   December 31, 1994                                               430.1       176.7        29.6         7.2       643.6
   Revisions of previous estimates                                   3.8        (5.2)        1.9          .6         1.1
   Purchases                                                         2.8         5.8           -           -         8.6
   Extensions and discoveries                                       64.1         2.0        19.8           -        85.9
   Production                                                      (69.3)      (15.2)       (3.9)       (4.0)      (92.4)
   Sales                                                               -        (4.0)          -           -        (4.0)
------------------------------------------------------------------------------------------------------------------------
   December 31, 1995                                               431.5       160.1        47.4         3.8       642.8
   Revisions of previous estimates                                  19.8        (5.1)        2.1        (1.2)       15.6
   Extensions and discoveries                                       85.0        15.6           -           -       100.6
   Production                                                      (58.3)      (15.8)       (5.6)       (2.6)      (82.3)
   Sales                                                           (13.6)       (3.7)          -           -       (17.3)
------------------------------------------------------------------------------------------------------------------------
   December 31, 1996                                               464.4       151.1        43.9           -       659.4
   Revisions of previous estimates                                 (23.7)       (4.9)       (2.9)          -       (31.5)
   Purchases                                                        11.1          .4           -           -        11.5
   Extensions and discoveries                                       63.2        17.0           -           -        80.2
   Production                                                      (79.4)      (16.4)       (4.6)          -      (100.4)
   Sales                                                             (.2)       (6.8)          -           -        (7.0)
------------------------------------------------------------------------------------------------------------------------
   December 31, 1997                                               435.4       140.4        36.4           -       612.2
========================================================================================================================
   PROVED DEVELOPED
   December 31, 1994                                               221.6       165.0        29.6         7.2       423.4
   December 31, 1995                                               229.0       150.0        27.6         3.8       410.4
   December 31, 1996                                               291.1       146.0        25.4           -       462.5
   December 31, 1997                                               304.2       135.2        24.0           -       463.4
------------------------------------------------------------------------------------------------------------------------

     SCHEDULE 3 - COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 1997
                                                               ---------------------------------------------------------------------
                                                                                                                   Synthetic
                                                               United          United                                 Oil -
   (Millions of dollars)                                       States  Canada  Kingdom  Ecuador    Other   Subtotal  Canada  Total
------------------------------------------------------------------------------------------------------------------------------------
   Property acquisition costs
     Unproved                                                 $  20.5     5.9       .2        -        -       26.6       -   26.6
     Proved                                                       8.2    13.9       .1        -        -       22.2       -   22.2
------------------------------------------------------------------------------------------------------------------------------------
       Total acquisition costs                                   28.7    19.8       .3        -        -       48.8       -   48.8
   Exploration costs                                             74.4    18.2     14.6        -     28.1      135.3       -  135.3
   Development costs                                             43.9    96.0     76.0     10.4        -      226.3    12.8  239.1
------------------------------------------------------------------------------------------------------------------------------------
       Total capital expenditures                               147.0   134.0     90.9     10.4     28.1      410.4    12.8  423.2
------------------------------------------------------------------------------------------------------------------------------------
   Charged to expense
     Dry hole expense                                            30.9     4.5      5.7        -      7.2       48.3       -   48.3
     Geophysical and other costs                                 13.6     7.2      5.2        -     10.0       36.0       -   36.0
------------------------------------------------------------------------------------------------------------------------------------
       Total charged to expense                                  44.5    11.7     10.9        -     17.2       84.3       -   84.3
------------------------------------------------------------------------------------------------------------------------------------
   Expenditures capitalized                                   $ 102.5   122.3     80.0     10.4     10.9      326.1    12.8  338.9
====================================================================================================================================

     SCHEDULE 4 - RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               1997
                                                               ---------------------------------------------------------------------
                                                                                                                 Synthetic
                                                               United          United                               Oil -
   (Millions of dollars)                                       States  Canada  Kingdom  Ecuador   Other  Subtotal  Canada  Total
------------------------------------------------------------------------------------------------------------------------------------
   Revenues
     Crude oil and natural gas liquids
       Transfers to consolidated operations                   $  64.1    13.7       -        -        -     77.8    46.8    124.6
       Sales to unaffiliated enterprises                         10.8    57.9    95.3     34.7        -    198.7    21.1    219.8
     Natural gas                                                196.7    22.1    12.2        -        -    231.0       -    231.0
------------------------------------------------------------------------------------------------------------------------------------
         Total oil and gas revenues                             271.6    93.7   107.5     34.7        -    507.5    67.9    575.4
     Other operating revenues/1/                                  3.2    24.0    14.1      1.3      2.5     45.1       -     45.1
------------------------------------------------------------------------------------------------------------------------------------
         Total revenues                                         274.8   117.7   121.6     36.0      2.5    552.6    67.9    620.5
------------------------------------------------------------------------------------------------------------------------------------
   Costs and deductions
     Production costs                                            43.5    39.2    32.5     11.0        -    126.2    38.6    164.8
     Exploration expenses                                        44.5    11.7    10.9        -     17.2     84.3       -     84.3
     Undeveloped lease amortization                               6.7     3.6      .1        -       .1     10.5       -     10.5
     Depreciation, depletion and amortization                    79.4    31.4    43.7     11.4        -    165.9     6.5    172.4
     Impairment of long-lived assets                              7.7    20.4       -        -        -     28.1       -     28.1
     Selling and general expenses                                14.3     5.2     2.7       .2      1.4     23.8      .1     23.9
     Loss from modifications to foreign crude oil contracts         -       -       -        -        -        -       -        -
------------------------------------------------------------------------------------------------------------------------------------
         Total costs and deductions                             196.1   111.5    89.9     22.6     18.7    438.8    45.2    484.0
------------------------------------------------------------------------------------------------------------------------------------
                                                                 78.7     6.2    31.7     13.4    (16.2)   113.8    22.7    136.5
   Income tax provisions (benefits)                              27.2     1.4    15.4     (1.1)      .1     43.0     8.4     51.4
------------------------------------------------------------------------------------------------------------------------------------
   Results of operations/2/                                   $  51.5     4.8    16.3     14.5    (16.3)    70.8    14.3     85.1
====================================================================================================================================

   /1/ Includes pretax gains of $20.7 on sale of Canadian properties and $1.6 on
       1996 contract modification in Ecuador.
   /2/ Excludes corporate overhead and interest.


SCHEDULE 3 - COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES (Contd.)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                            1996
                                                              ------------------------------------------------------------------
                                                                                                               Synthetic
                                                               United          United                             Oil -
   (Millions of Dollars)                                       States  Canada  Kingdom  Ecuador Other  Subtotal  Canada  Total
--------------------------------------------------------------------------------------------------------------------------------
   Property acquisition costs
      Unproved                                                 $ 16.9     5.7        -        -     -      22.6       -   22.6
      Proved                                                        -       -        -        -     -         -       -      -
--------------------------------------------------------------------------------------------------------------------------------
        Total acquisition costs                                  16.9     5.7        -        -     -      22.6       -   22.6
   Exploration costs                                            107.7    10.3     13.2        -   8.9     140.1       -  140.1
   Development costs                                             60.1    75.7     56.1     11.7     -     203.6     7.7  211.3
--------------------------------------------------------------------------------------------------------------------------------
        Total capital expenditures                              184.7    91.7     69.3     11.7   8.9     366.3     7.7  374.0
--------------------------------------------------------------------------------------------------------------------------------
   Charged to expense
     Dry hole expense                                            17.3     1.7      9.5        -     -      28.5       -   28.5
     Geophysical and other costs                                 17.6     6.1      3.9        -   4.4      32.0       -   32.0
--------------------------------------------------------------------------------------------------------------------------------
        Total charged to expense                                 34.9     7.8     13.4        -   4.4      60.5       -   60.5
-------------------------------------------------------------------------------------------------------------------------------
   Expenditures capitalized                                    $149.8    83.9     55.9     11.7   4.5     305.8     7.7  313.5
===============================================================================================================================


SCHEDULE 4 - RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES (Contd.)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                               1996
                                                             --------------------------------------------------------------------
                                                                                                                Synthetic
                                                               United           United                              Oil -
   (Millions of dollars)                                       States   Canada  Kingdom  Ecuador Other  Subtotal  Canada  Total
---------------------------------------------------------------------------------------------------------------------------------
   Revenues
     Crude oil and natural gas liquids
       Transfers to consolidated operations                   $  71.8     57.6     34.4       -     -     163.8    44.6   208.4
       Sales to unaffiliated enterprises                         14.3     24.0     67.7    35.0     -     141.0    18.7   159.7
     Natural gas                                                147.1     17.3     14.4       -   7.8     186.6       -   186.6
---------------------------------------------------------------------------------------------------------------------------------
         Total oil and gas revenues                             233.2     98.9    116.5    35.0   7.8     491.4    63.3   554.7
     Other operating revenues/1/                                 32.0      5.0     14.5       -   1.0      52.5       -    52.5
---------------------------------------------------------------------------------------------------------------------------------
         Total revenues                                         265.2    103.9    131.0    35.0   8.8     543.9    63.3   607.2
----------------------------------------------------------------------------------------------------------------------------------
   Costs and deductions
     Production  costs                                           45.4     30.8     34.7    10.9    .7     122.5    38.0   160.5
     Exploration expenses                                        34.9      7.8     13.4       -   4.4      60.5       -    60.5
     Undeveloped lease amortization                               6.5      3.0       .1       -    .1       9.7       -     9.7
     Depreciation, depletion and amortization                    60.5     25.2     40.8     8.9   6.6     142.0     5.6   147.6
     Impairment of long-lived assets                                -        -        -       -     -         -       -       -
     Selling and general expenses                                12.7      5.2      3.0      .2   1.3      22.4      .1    22.5
     Loss from modifications to foreign crude oil contracts         -        -        -     8.8  (8.2)       .6       -      .6
----------------------------------------------------------------------------------------------------------------------------------
         Total costs costs and deductions                       160.0     72.0     92.0    28.8   4.9     357.7    43.7   401.4
----------------------------------------------------------------------------------------------------------------------------------
                                                                105.2     31.9     39.0     6.2   3.9     186.2    19.6   205.8
   Income tax provisions (benefits)                              37.1     11.3     24.3     1.2    .4      74.3     7.5    81.8
----------------------------------------------------------------------------------------------------------------------------------
   Results of operations/2/                                    $ 68.1     20.6     14.7     5.0   3.5     111.9    12.1   124.0
==================================================================================================================================

   /1/ Includes pretax gain of $27.9 on sale of U.S. onshore properties. /2/ Excludes corporate overhead and interest.



SCHEDULE 3 - COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES (Contd.)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                1995
                                                               ------------------------------------------------------------------
                                                                                                                 Synthetic
                                                               United          United                               Oil -
   (Millions of Dollars)                                       States  Canada  Kingdom  Ecuador  Other  Subtotal  Canada  Total
---------------------------------------------------------------------------------------------------------------------------------
   Property acquisition costs
      Unproved                                                 $  7.0     3.0       .1        -     .2     10.3        -   10.3
      Proved                                                      2.5     4.7        -        -      -      7.2        -    7.2
----------------------------------------------------------------------------------------------------------------------------------
        Total acquisition costs                                   9.5     7.7       .1        -     .2     17.5        -   17.5
   Exploration costs                                             41.7     7.5      6.8        -    9.3     65.3        -   65.3
   Development costs                                             20.0    76.8     25.6     17.6    1.6    141.6      7.3  148.9
----------------------------------------------------------------------------------------------------------------------------------
       Total capital expenditures                                71.2    92.0     32.5     17.6   11.1    224.4      7.3  231.7
----------------------------------------------------------------------------------------------------------------------------------
   Charged to expense
     Dry hole expense                                            25.9     2.9       .7        -    1.4     30.9        -   30.9
     Geophysical and other costs                                  9.2     2.9      4.3        -    7.8     24.2        -   24.2
----------------------------------------------------------------------------------------------------------------------------------
       Total charged to expense                                  35.1     5.8      5.0        -    9.2     55.1        -   55.1
----------------------------------------------------------------------------------------------------------------------------------
   Expenditures capitalized                                    $ 36.1    86.2     27.5     17.6    1.9    169.3      7.3  176.6
==================================================================================================================================


SCHEDULE 4 - RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES (Contd.)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                            1995
                                                            ----------------------------------------------------------------------
                                                                                                                Synthetic
                                                              United          United                               Oil -
   (Millions of dollars)                                      States  Canada  Kingdom  Ecuador  Other  Subtotal  Canada  Total
----------------------------------------------------------------------------------------------------------------------------------
   Revenues
     Crude oil and natural gas liquids
       Transfers to consolidated operations                    $ 67.8    45.7     20.9       -      -     134.4    34.9  169.3
       Sales to unaffiliated enterprises                         14.4    22.6     71.7    25.9      -     134.6    20.8  155.4
     Natural gas                                                112.8    14.5      9.8       -   11.3     148.4       -  148.4
----------------------------------------------------------------------------------------------------------------------------------
         Total oil and gas revenues                             195.0    82.8    102.4    25.9   11.3     417.4    55.7  473.1
     Other operating revenues                                    10.6       -      8.4      .2     .6      19.8      .6   20.4
----------------------------------------------------------------------------------------------------------------------------------
         Total revenues                                         205.6    82.8    110.8    26.1   11.9     437.2    56.3  493.5
----------------------------------------------------------------------------------------------------------------------------------
   Costs and deductions
     Production  costs                                           53.5    27.0     36.1    11.6     .1     128.3    39.2  167.5
     Exploration expenses                                        35.1     5.8      5.0       -    9.2      55.1       -   55.1
     Undeveloped lease amortization                               6.9     2.3        -       -    1.5      10.7       -   10.7
     Depreciation, depletion and amortization                    89.7    21.9     50.4    10.7    5.3     178.0     4.7  182.7
     Impairment of long-lived assets                              9.2       -     38.5   100.0    2.6     150.3       -  150.3
     Selling and general expenses                                14.1     5.6      3.5      .1    1.4      24.7      .1   24.8
     Loss from modifications to foreign crude oil contracts         -       -        -       -      -         -       -      -
----------------------------------------------------------------------------------------------------------------------------------
         Total costs costs and deductions                       208.5    62.6    133.5   122.4   20.1     547.1    44.0  591.1
----------------------------------------------------------------------------------------------------------------------------------
                                                                 (2.9)   20.2    (22.7)  (96.3)  (8.2)   (109.9)   12.3  (97.6)
   Income tax provisions (benefits)                              (6.6)    6.3    (10.8)    1.0   (1.4)    (11.5)    4.5   (7.0)
----------------------------------------------------------------------------------------------------------------------------------
   Results of operations/1/                                    $  3.7    13.9    (11.9)  (97.3)  (6.8)    (98.4)    7.8  (90.6)
==================================================================================================================================

   /1/ Excludes corporate overhead and interest.

   SCHEDULE 5 - CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Synthetic
                                         United               United                                      Oil -
   (Millions of dollars)                 States     Canada    Kingdom    Ecuador      Other   Subtotal   Canada        Total
------------------------------------------------------------------------------------------------------------------------------------
   December 31, 1997
   Unproved oil and gas properties    $    96.8       32.9        4.3          -       19.6      153.6        -        153.6
   Proved oil and gas properties        1,468.9      732.9/1/   764.5      189.3        -      3,155.6    133.6      3,289.2
------------------------------------------------------------------------------------------------------------------------------------
       Gross capitalized costs          1,565.7      765.8      768.8      189.3       19.6    3,309.2    133.6      3,442.8
   Accumulated depreciation,
    depletion and amortization
     Unproved oil and gas properties      (47.0)     (18.2)      (1.0)         -       (4.0)     (70.2)       -        (70.2)
     Proved oil and gas properties/2/  (1,185.6)    (295.0)/1/ (520.0)    (134.9)         -   (2,135.5)   (18.8)    (2,154.3)
------------------------------------------------------------------------------------------------------------------------------------
       Net capitalized costs          $   333.1      452.6      247.8       54.4       15.6    1,103.5    114.8      1,218.3
====================================================================================================================================
   December 31, 1996
   Unproved oil and gas properties    $    86.2       33.4        1.8          -        8.7      130.1        -        130.1
   Proved oil and gas properties        1,384.1      659.5/1/   703.5      178.8          -    2,925.9    126.5      3,052.4
------------------------------------------------------------------------------------------------------------------------------------
       Gross capitalized costs          1,470.3      692.9      705.3      178.8        8.7    3,056.0    126.5      3,182.5
   Accumulated depreciation,
    depletion and amortization
     Unproved oil and gas properties      (45.3)     (16.8)       (.9)         -       (3.9)     (66.9)       -        (66.9)
     Proved oil and gas properties/2/  (1,102.4)    (264.1)    (490.6)    (123.5)         -   (1,980.6)   (13.7)    (1,994.3)
------------------------------------------------------------------------------------------------------------------------------------
       Net capitalized costs          $   322.6      412.0      213.8       55.3        4.8    1,008.5    112.8      1,121.3
====================================================================================================================================

   /1/ Includes net costs of $249 in 1997 and $212.4 in 1996 related to Hibernia and Terra Nova oil fields.
   /2/ Does not include reserve for dismantlement costs of $153 in 1997 and $152.5 in 1996.


   SCHEDULE 6 - STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
                RELATING TO PROVED OIL AND GAS RESERVES/1/

------------------------------------------------------------------------------------------------------------------------------------
                                                                      United                 United
   (Millions of dollars)                                              States      Canada    Kingdom    Ecuador    Total
------------------------------------------------------------------------------------------------------------------------------------
   December 31, 1997
   Future cash inflows                                              $ 1,487.7      769.6      972.0      366.3    3,595.6
   Future development costs                                            (154.6)    (253.1)    (104.2)     (49.7)    (561.6)
   Future production and abandonment costs                             (348.5)    (296.3)    (356.3)    (111.4)  (1,112.5)
   Future income taxes                                                 (286.0)      (6.8)    (145.7)     (26.7)    (465.2)
------------------------------------------------------------------------------------------------------------------------------------
     Future net cash flows                                              698.6      213.4      365.8      178.5    1,456.3
   10% annual discount for estimated timing of cash flows              (214.7)    (115.2)    (104.0)     (59.4)    (493.3)
------------------------------------------------------------------------------------------------------------------------------------
     Standardized measure of discounted future net cash flows       $   483.9       98.2      261.8      119.1      963.0
====================================================================================================================================
   December 31, 1996
   Future cash inflows                                              $ 2,218.3      960.7    1,270.3      446.8    4,896.1
   Future development costs                                            (158.1)    (112.3)    (153.4)     (52.4)    (476.2)
   Future production and abandonment costs                             (349.6)    (286.5)    (399.3)    (194.8)  (1,230.2)
   Future income taxes                                                 (551.7)    (119.1)    (203.2)     (68.8)    (942.8)
------------------------------------------------------------------------------------------------------------------------------------
     Future net cash flows                                            1,158.9      442.8      514.4      130.8    2,246.9
   10% annual discount for estimated timing of cash flows              (346.3)    (164.7)    (166.5)     (48.4)    (725.9)
------------------------------------------------------------------------------------------------------------------------------------
     Standardized measure of discounted future net cash flows       $   812.6      278.1      347.9       82.4    1,521.0
====================================================================================================================================

   /1/ Excludes discounted future net cash flows from synthetic oil of $164.3 at
       December 31, 1997.
   /2/ Excludes future net cash flows attributable to 50 million barrels of crude oil to be added to proved reserves as development of the Hibernia and Terra Nova oil fields proceeds.


Following are the principal sources of change in the standardized measure of discounted future net cash flows for the years shown.

------------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars)                                                                     1997           1996             1995
------------------------------------------------------------------------------------------------------------------------------------
Net changes in prices, production costs and development costs                        $(1,437.3)         643.2             81.3
Sales and transfers of oil and gas produced, net of production costs                    (230.8)        (324.9)          (226.2)
Net change due to extensions and discoveries                                             278.6          450.8            298.1
Net change due to purchases and sales of proved reserves                                  17.4         (121.4)             7.5
Development costs incurred                                                               214.2          201.5            132.8
Accretion of discount                                                                    217.6          115.6             76.1
Revisions of previous quantity estimates                                                  55.0           54.8             25.4
Net change in income taxes                                                               327.3         (352.2)          (153.0)
------------------------------------------------------------------------------------------------------------------------------------
       Net increase                                                                     (558.0)         667.4            242.0
Standardized measure at January 1                                                      1,521.0          853.6            611.6
------------------------------------------------------------------------------------------------------------------------------------
Standardized measure at December 31                                                  $   963.0        1,521.0            853.6
====================================================================================================================================

--------------------------------------------------------------------------------
STATISTICAL SUMMARY
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                   1997       1996      1995       1994       1993
------------------------------------------------------------------------------------------------------------------------------------
   EXPLORATION AND PRODUCTION
   Net crude oil and condensate production - barrels a day
     United States                                                                9,565     10,614    12,772     12,503     12,864
     Canada -light                                                                3,351      3,774     4,417      4,775      4,546
             heavy                                                               11,538      9,670     8,864      6,840      7,449
             offshore                                                               224          -         -          -          -
             synthetic                                                            9,341      8,163     8,832      9,065          -
     United Kingdom                                                              13,438     12,918    14,588     13,389      6,342
     Ecuador                                                                      7,802      6,005     5,274      1,967          -
     Other international                                                              -          -       117      1,038      1,550
   Net natural gas liquids production - barrels a day
     United States                                                                1,195      1,031       964        852        863
     Canada                                                                         617        689       740        748        697
     United Kingdom                                                                 423        346       447        151          -
------------------------------------------------------------------------------------------------------------------------------------
         Total                                                                   57,494     53,210    57,015     51,328     34,311
====================================================================================================================================

   Net natural gas sold - thousands of cubic feet a day
     United States                                                              211,207    155,017   189,250    195,555    215,471
     Canada                                                                      44,853     43,031    40,907     37,945     36,792
     United Kingdom                                                              12,609     15,247    10,671     10,138     13,074
     Spain                                                                            -      7,338    10,898     12,620      9,571
------------------------------------------------------------------------------------------------------------------------------------
         Total                                                                  268,669    220,633   251,726    256,258    274,908
====================================================================================================================================
   Total hydrocarbons produced - equivalent barrels/1/ a day                    102,272     89,982    98,969     94,038     80,129
------------------------------------------------------------------------------------------------------------------------------------
   Estimated net hydrocarbon reserves - million equivalent barrels/1,2/           362.1      337.6     333.8      327.6      311.3
------------------------------------------------------------------------------------------------------------------------------------
   Weighted average sales prices/3/
     Crude oil and condensate - dollars a barrel
         United States                                                           $19.43      20.31     16.61      15.36      16.60
         Canada/4/ - light                                                        17.74      19.97     16.45      14.61      15.01
                     heavy                                                        10.76      14.27     12.10      10.56       9.84
                     offshore                                                     15.15          -         -          -          -
                     synthetic                                                    19.92      21.20     17.28      15.92          -
         United Kingdom                                                           18.89      21.08     16.96      15.77      16.63
         Ecuador                                                                  12.17      15.96     13.03      12.07          -
         Other international                                                          -          -     15.12      14.80      14.14
     Natural gas liquids - dollars a barrel
         United States                                                            15.82      17.00     12.62      12.19      13.36
         Canada/4/                                                                14.87      13.69      9.70       9.21       9.59
         United Kingdom                                                           18.02      18.54     13.99      12.16          -
     Natural gas - dollars a thousand cubic feet
         United States                                                             2.57       2.60      1.64       1.91       2.10
         Canada/4/                                                                 1.35       1.10       .97       1.42       1.22
         United Kingdom/4/                                                         2.65       2.58      2.53       2.43       2.31
         Spain/4/                                                                     -       2.89      2.88       2.55       2.64
------------------------------------------------------------------------------------------------------------------------------------
   Net wells completed
     Oil wells - United States                                                       .8        3.7       3.0        2.6        3.0
                 Canada                                                            78.9       41.6      29.6       20.7       24.3
                 Other                                                              3.3        3.6       3.7        2.7        2.0
     Gas wells - United States                                                      9.7       14.7       3.6        4.0        8.5
                 Canada                                                            19.9       33.9       2.3       14.5        4.1
                 Other                                                               .1          -        .2         .4          -
     Dry holes - United States                                                      6.8        3.9       1.9        4.1        6.5
                 Canada                                                             8.3        6.5       5.9        6.5        6.9
                 Other                                                              1.9        1.2        .6         .5         .6
------------------------------------------------------------------------------------------------------------------------------------
         Total                                                                    129.7      109.1      50.8       56.0       55.9
====================================================================================================================================

/1/ Natural gas converted on an energy equivalent basis of 6:1.
/2/ At December 31.
/3/ Includes intracompany and affiliated company transfers at market prices. /4/ U.S. dollar equivalent.

------------------------------------------------------------------------------------------------------------------------------------
                                                              1997       1996       1995       1994       1993
------------------------------------------------------------------------------------------------------------------------------------
   REFINING
   Crude capacity* of refineries - barrels per stream day  167,400    167,400    167,400    167,400    167,400
------------------------------------------------------------------------------------------------------------------------------------
   Inputs/yields at refineries - barrels a day
     Crude - Meraux, Louisiana                             101,150     93,929     91,940     78,252     78,732
           - Superior, Wisconsin                            33,704     32,657     33,217     30,592     30,358
           - Milford Haven, Wales                           26,706     31,300     30,346     32,038     27,991
     Other feedstocks                                        8,178      6,315      8,280      8,731     10,350
------------------------------------------------------------------------------------------------------------------------------------
       Total inputs                                        169,738    164,201    163,783    149,613    147,431
====================================================================================================================================
     Gasoline                                               72,672     69,658     73,964     67,746     66,460
     Kerosine                                               14,959     14,965     15,113     16,989     16,024
     Diesel and home heating oils                           44,681     43,514     39,351     35,553     34,356
     Residuals                                              20,852     19,756     19,641     15,444     16,441
     Asphalt, LPG and other                                 13,139     12,513     10,158     10,077      9,627
     Fuel and loss                                           3,435      3,795      5,556      3,804      4,523
------------------------------------------------------------------------------------------------------------------------------------
       Total yields                                        169,738    164,201    163,783    149,613    147,431
====================================================================================================================================
   Average cost of crude inputs to refineries - dollars
    a barrel
     United States                                        $  18.54      21.05      17.34      15.81      16.81
     United Kingdom                                          20.12      21.66      17.59      16.32      17.44
------------------------------------------------------------------------------------------------------------------------------------

   MARKETING
   Products sold - barrels a day
     United States - Gasoline                               74,015     62,476     63,364     60,327     61,577
                   - Kerosine                                9,569      9,831      9,945     11,911     11,682
                   - Diesel and home heating oils           43,060     39,374     33,495     30,172     29,252
                   - Residuals                              16,527     15,415     14,775     10,454     11,812
                   - Asphalt, LPG and other                  9,945      9,008      8,815      7,754      6,519
------------------------------------------------------------------------------------------------------------------------------------
                                                           153,116    136,104    130,394    120,618    120,842
------------------------------------------------------------------------------------------------------------------------------------
     United Kingdom - Gasoline                              11,467     13,919     14,277     16,601     13,270
                    - Kerosine                               3,795      4,353      4,387      6,044      4,660
                    - Diesel and home heating oils           7,638      8,981      6,647      9,200      7,525
                    - Residuals                              4,215      4,351      4,993      5,157      5,068
                    - LPG and other                          1,862      2,011        930      3,264      1,996
------------------------------------------------------------------------------------------------------------------------------------
                                                            28,977     33,615     31,234     40,266     32,519
------------------------------------------------------------------------------------------------------------------------------------
     Canada                                                    244        254        283        246        234
------------------------------------------------------------------------------------------------------------------------------------
       Total products sold                                 182,337    169,973    161,911    161,130    153,595
====================================================================================================================================
   Average gross margin on products sold - dollars
    a barrel
     United States                                        $   1.57        .25        .46       1.07        .82
     United Kingdom                                           2.90       2.08       2.26       2.17       3.08
------------------------------------------------------------------------------------------------------------------------------------
   Branded retail outlets*
     United States                                             585        527        514        588        606
     United Kingdom                                            396        424        465        470        428
     Canada                                                      6          7          7          8          8
------------------------------------------------------------------------------------------------------------------------------------

   TRANSPORTATION
   Pipeline throughputs of crude oil - Canada - barrels
    a day                                                  188,685    183,130    173,720    159,517    151,722
------------------------------------------------------------------------------------------------------------------------------------

   STOCKHOLDER AND EMPLOYEE DATA
   Common shares outstanding* (thousands)                   44,891     44,862     44,833     44,832     44,808
   Number of stockholders of record*                         3,899      4,093      4,873      4,778      5,265
   Number of employees*                                      1,338      1,339      1,794      1,767      1,803
   Average number of employees                               1,342      1,679      1,786      1,778      1,787
   Salaries, wages and benefits (thousands)               $ 92,495     95,583     96,035     93,216     90,734
------------------------------------------------------------------------------------------------------------------------------------

*At December 31.

--------------------------------------------------------------------------------
DIRECTORS
--------------------------------------------------------------------------------

R. MADISON MURPHY/1/
Chairman
Murphy Oil Corporation
El Dorado, Arkansas
Director since 1993

CLAIBORNE P. DEMING/1/
President and Chief Executive Officer
Murphy Oil Corporation
El Dorado, Arkansas
Director since 1993

B. R. R. BUTLER/3,4/
Managing Director, Retired
The British Petroleum Company p.l.c.
Holbeton, Devon, England
Director since 1991

GEORGE S. DEMBROSKI/2,3/
Corporate Director,
Until January 31, 1998, Vice Chairman
RBC Dominion Securities
Toronto, Ontario, Canada
Director since 1995

H. RODES HART/1,3,4/
Chairman and Chief Executive Officer
Franklin Industries, Inc.
Nashville, Tennessee
Director since 1975

VESTER T. HUGHES Jr./2,4/
Partner
Hughes & Luce
Dallas, Texas
Director since 1973

C. H. MURPHY Jr./1,3/
Former Chairman of the Board
Murphy Oil Corporation
El Dorado, Arkansas
Director since 1950

MICHAEL W. MURPHY/1,2,3/
President
Marmik Oil Company
El Dorado, Arkansas
Director since 1977

WILLIAM C. NOLAN Jr./1,2,3/
Partner
Nolan and Alderson
El Dorado, Arkansas
Director since 1977

CAROLINE G. THEUS/3,4/
President
Inglewood Land and Development Company
Alexandria, Louisiana
Director since 1985

LORNE C. WEBSTER/2,3/
Chairman and Chief Executive Officer
Prenor Group Ltd.
Montreal, Quebec, Canada
Director since 1989

[PHOTOGRAPH OF MURPHY OIL CORPORATION'S BOARD OF DIRECTORS APPEARS HERE]

Murphy Oil Corporation's Board of Directors. Pictured seated left to right are:
Claiborne P. Deming, Caroline G. Theus, Vester T. Hughes Jr., William C. Nolan,
C. H. Murphy Jr. Standing left to right are: H. Rodes Hart, B. R. R. Butler, George S. Dembroski, Lorne C. Webster, William C. Nolan Jr., Michael W. Murphy,
R. Madison Murphy.

--------------------------------------------------------------------------------
OFFICERS
--------------------------------------------------------------------------------

R. MADISON MURPHY
Chairman

CLAIBORNE P. DEMING
President and Chief Executive Officer

STEVEN A. COSSE'
Senior Vice President and General Counsel

HERBERT A. FOX Jr.
Vice President

BILL H. STOBAUGH
Vice President

ODIE F. VAUGHAN
Treasurer

RONALD W. HERMAN
Controller

WALTER K. COMPTON
Secretary

--------------------------------------------------------------------------------
DIRECTORS EMERITI
--------------------------------------------------------------------------------

WILLIAM C. NOLAN

GEORGE S. ISHIYAMA



Committees of the Board
/1/ Member of the Executive Committee chaired
    by Mr. R. Madison Murphy.
/2/ Member of the Audit Committee chaired by Mr. Hughes.
/3/ Member of the Executive Compensation and Nominating Committee
    chaired by Mr. William C. Nolan Jr.
/4/ Member of the Public Policy and Environmental Committee chaired by Mr. Butler.

--------------------------------------------------------------------------------
PRINCIPAL SUBSIDIARIES
--------------------------------------------------------------------------------

MURPHY EXPLORATION & PRODUCTION COMPANY
131 South Robertson Street
New Orleans, Louisiana 70112
(504) 561-2811

Mailing Address:
P. O. Box 61780
New Orleans, Louisiana 70161-1780

Engaged worldwide in crude oil and natural gas exploration and production.

ENOCH L. DAWKINS
President

WOODS W. ALLEN JR.
Executive Vice President, United Kingdom Exploration and Production and New Basin Analysis

S. J. CARBONI JR.
Vice President, Production - Domestic Operations

JOHN C. HIGGINS
Vice President, U.S. Exploration

JAMES R. MURPHY
Vice President, Geophysics

DAVID M. WOOD
Vice President, Frontier Exploration and Production

STEVEN A. COSSE'
Vice President and General Counsel

ODIE F. VAUGHAN
Vice President and Treasurer

BOBBY R. CAMPBELL
Controller

WALTER K. COMPTON
Secretary


MURPHY OIL USA, INC.
200 Peach Street
El Dorado, Arkansas 71730
(870) 862-6411

Mailing Address:
P. O. Box 7000
El Dorado, Arkansas 71731-7000

Engaged in refining, marketing and transporting of petroleum products in the United States.

HERBERT A. FOX JR.
President

CHARLES A. GANUS
Vice President, Marketing

FREDEREC C. GREEN
Vice President, Manufacturing and Crude Oil Supply

STEVEN A. COSSE'
Vice President and General Counsel

ODIE F. VAUGHAN
Treasurer

RONALD W. HERMAN
Controller

WALTER K. COMPTON
Secretary


MURPHY OIL COMPANY LTD.
2100-555-4th Avenue S.W.
Calgary, Alberta T2P 3E7
(403) 294-8000

Mailing Address:
P. O. Box 2721, Station M
Calgary, Alberta T2P 3Y3
Canada

Engaged in crude oil and natural gas exploration and production; extraction and sale of synthetic crude oil; purchasing, transporting and reselling of crude oil; and marketing of petroleum products in Canada.

HARVEY DOERR
President

W. PATRICK OLSON
Vice President, Production

R. D. URQUHART
Vice President, Supply and Transportation

ROBERT L. LINDSEY
Vice President, Finance and Secretary

ODIE F. VAUGHAN
Treasurer


MURPHY EASTERN OIL COMPANY
Winston House, Dollis Park,
Finchley
London N3 1HZ, England
181-371-3333

Provides technical and professional services to certain of Murphy Oil Corporation's subsidiaries engaged in crude oil and natural gas exploration and production in the Eastern Hemisphere and refining, marketing and transporting of petroleum products in the United Kingdom.

W. MICHAEL HULSE
President

JAMES N. COPELAND
Vice President, Legal and Personnel

IJAZ IQBAL
Vice President

ODIE F. VAUGHAN
Treasurer

WALTER K. COMPTON
Secretary

--------------------------------------------------------------------------------
CORPORATE INFORMATION
--------------------------------------------------------------------------------

CORPORATE OFFICES
200 Peach Street
El Dorado, Arkansas 71730
(870) 862-6411

MAILING ADDRESS
P. O. Box 7000
El Dorado, Arkansas 71731-7000

INTERNET ADDRESS
http://www.murphyoilcorp.com

E-MAIL ADDRESS
murphyoil@murphyoilcorp.com

STOCK EXCHANGE LISTINGS
Trading Symbol: MUR
New York Stock Exchange
The Toronto Stock Exchange

TRANSFER AGENTS
Harris Trust Company of New York
77 Water Street
New York, New York 10005
     Mailing address:
     c/o Harris Trust and Savings Bank
     P. O. Box 830
     Chicago, Illinois 60690-9972

Montreal Trust Company of Canada
151 Front Street West
Toronto, Ontario M5J 2N1

REGISTRAR
Harris Trust Company of New York
77 Water Street
New York, New York 10005

ANNUAL MEETING
The annual meeting of the Company's shareholders will be held at 10 a.m. on May 13, 1998, at the South Arkansas Arts Center, 110 East 5th Street, El Dorado, Arkansas. A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to all shareholders.

FORM 10-K
A copy of the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, may be obtained by writing to:
     Murphy Oil Corporation
     Controller's Department
     P. O. Box 7000
     El Dorado, Arkansas 71731-7000

INQUIRIES
Inquiries regarding shareholder account matters should be addressed to:
     Walter K. Compton
     Secretary
     Murphy Oil Corporation
     P. O. Box 7000
     El Dorado, Arkansas 71731-7000

Members of the financial community should direct their inquiries to:
     Kevin G. Fitzgerald
     Director of Investor Relations
     Murphy Oil Corporation
     P. O. Box 7000
     E1 Dorado, Arkansas 71731-7000
     (870) 864-6272

ELECTRONIC PAYMENT OF DIVIDENDS
Shareholders may have dividends deposited directly into their bank accounts by electronic funds transfer. Authorization forms may be obtained from:
     Harris Trust and Savings Bank
     P. O. Box 830
     Chicago, Illinois 60690-9972
     (312) 461-2457





Printed in U.S.A. on recycled paper. [RECYCLING LOGO APPEARS HERE]

                               inside back cover

     1997
 ANNUAL REPORT

[GRAPHIC APPEARS HERE]

        MURPHY OIL CORPORATION
        200 PEACH STREET
        P. O. BOX 7000
        EL DORADO, AR 71731-7000

[LOGO OF MURPHY OIL APPEARS HERE]

[GRAPHIC APPEARS HERE]

                                                             EXHIBIT 13 APPENDIX

                    MURPHY OIL CORPORATION - CIK 0000717423

                  Appendix to Electronically Filed Exhibit 13
                   (1997 Annual Report to Security Holders,
                   Which is Incorporated in This Form 10-K)
       Providing a Narrative of Graphic and Image Material Appearing on
         Inside Front Cover Through Inside Back Cover of Paper Format

Exhibit 13
  Page No.   Map Narrative
----------   -------------

  8 & 9      Worldwide Operations - The locations of the Company's "core" and
              "frontier" exploration and production operations are shown by the placement of rowels on a stylized map.

     13      Gulf of Mexico - The locations and areal extent of acreage leased by the Company in the Gulf of Mexico (offshore Texas, Louisiana, Mississippi, Alabama and Florida) are shown. Additionally, each lease is categorized as either: (1) producing or under development; or (2) nonproducing.

     14      Offshore Eastern Canada - The locations of the Company's Hibernia and Terra Nova oil fields, in the Jeanne d'Arc Basin in the North Atlantic Ocean east of Newfoundland are shown. Also depicted is the Company's Cape Race exploration license, which is midway between the Hibernia and Terra Nova fields.

     18      United Kingdom - The locations and areal extent of acreage under license by the Company are shown in the U.K. sector of the North Sea and the Atlantic Margin area west of Britain and Ireland. Additionally, each lease is categorized as either: (1) producing or under development; or (2) nonproducing.

     18      China - The location of jointly owned Block 04/36 in Bohai Bay, offshore northeastern China, is shown. Three prospective areas within this block are identified, including prospect CFD 2-1, where a 1996 well tested at a combined gross rate in excess of 6,000 barrels of oil a day from two zones below 11,000 feet.

20 & 21      Worldwide Operations - The locations of the Company's refining, marketing and transportation operations are shown by the placement of rowels on a stylized map.

     24      United States - The locations of the Company's refineries in
              Superior, Wisconsin and Meraux, Louisiana are shown along with depictions of the routes and means of moving finished products from the refineries into marketing areas, the terminal facilities used to store and/or distribute products to wholesalers and consumers, and the areal extent of the Company's marketing territories in 11 states in the Southeast and six states in the upper-Midwest.

                                   Ex. 13A-1

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)


Exhibit 13
  Page No.   Map Narrative (Continued)
----------   -------------

      26     United Kingdom - The Company's jointly owned refinery in Milford
              Haven, Wales is shown along with depictions of the routes and means of moving finished products from the refinery into U.K. marketing areas, the locations of terminal facilities used to store and/or distribute products to wholesalers and consumers, and the areal extent of the Company's marketing territory, which covers most of England and southern Wales.

             Picture Narrative
             -----------------

             A summary of pictures contained in Exhibit 13 can be found on page
              29 of Exhibit 13.


             Graph Narrative
             ---------------

1            INCOME FROM CONTINUING OPERATIONS BEFORE SPECIAL ITEMS
              Scale 0 to 150 (millions of dollars).
                                                                        1993     1994     1995    1996    1997
                                                                        ----     ----     ----    ----    ----
                                                                          63       69       24     104     132
             This vertical bar graph has values printed above bars.

1            CASH FLOW* FROM CONTINUING OPERATIONS BEFORE SPECIAL
             ITEMS
              Scale 0 to 525 (millions of dollars).
                                                                        1993     1994     1995    1996    1997
                                                                        ----     ----     ----    ----    ----
                                                                         306      331      332     408     470
               *Excludes changes in noncash working capital.
              This vertical bar graph has values printed above bars.

2            CAPITAL EXPENDITURES
              Scale 0 to 700 (millions of dollars).
                                                                        1993     1994     1995    1996    1997
                                                                        ----     ----     ----    ----    ----
                                                                         611      386      287     418     468
              This vertical bar graph has values printed above bars.

2            LONG-TERM OBLIGATIONS
              Scale 0 to 240 (millions of dollars).
                                                                        1993     1994     1995    1996    1997
                                                                        ----     ----     ----    ----    ----
                                                                         109      172      193     202     206
              This vertical bar graph has values printed above bars.

                                   Ex. 13A-2

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)

 Page No.    Graph Narrative (Continued)
----------   ---------------


3            NET HYDROCARBONS PRODUCED
              Scale 0 to 120 (thousands of oil equivalent barrels a day).
                                                                        1993     1994     1995    1996    1997
                                                                        ----     ----     ----    ----    ----
              Other International (top)                                    3        5        7       7       8
              United Kingdom                                               8       15       17      16      16
              Canada                                                      19       28       30      30      32
              United States (bottom)                                      50       46       45      37      46
                                                                        ----     ----     ----    ----    ----
               Totals                                                     80       94       99      90     102
                                                                        ====     ====     ====    ====    ====
              This stacked vertical bar graph has totals printed above bars.

3            REFINED PRODUCTS SOLD
              Scale 0 to 200 (thousands of barrels a day).
                                                                        1993     1994     1995    1996    1997
                                                                        ----     ----     ----    ----    ----
              United Kingdom (top)                                        33       40       31      34      29
              United States (bottom)                                     121      121      131     136     153
                                                                        ----     ----     ----    ----    ----
               Totals                                                    154      161      162     170     182
                                                                        ====     ====     ====    ====    ====
              This stacked vertical bar graph has totals printed above bars.

4            RETURN ON CAPITAL EMPLOYED
              Scale (9) to 12 (percent).
                                                                        1993     1994     1995    1996    1997
                                                                        ----     ----     ----    ----    ----
                                                                         8.4      8.0     (7.9)   10.4    10.4
              This vertical bar graph has values printed above (below) bars.

5            HYDROCARBON PRODUCTION REPLACEMENT
              Scale 0 to 500 (percent).
                                                                        1993     1994     1995    1996    1997
                                                                        ----     ----     ----    ----    ----
                                                                         443      147      117     111     165
              This vertical bar graph has values printed above bars.

10           INCOME CONTRIBUTION* - EXPLORATION AND PRODUCTION
              Scale 0 to 120 (millions of dollars).
                                                                        1993     1994     1995    1996    1997
                                                                        ----     ----     ----    ----    ----
                                                                          37       45       30     102      85
               *Before special items.
              This vertical bar graph has values printed above bars.

10           CAPITAL EXPENDITURES - EXPLORATION AND PRODUCTION
              Scale 0 to 600 (millions of dollars).
                                                                        1993     1994     1995    1996    1997
                                                                        ----     ----     ----    ----    ----
              Other International (top)                                   74       62       29      21      38
              United Kingdom                                             175       34       33      69      91
              Canada                                                     178      111       99      99     147
              United States (bottom)                                      93       79       71     185     147
                                                                        ----     ----     ----    ----    ----
               Totals                                                    520      286      232     374     423
                                                                        ====     ====     ====    ====    ====
              This stacked vertical bar graph has values printed above bars.

                                   EX. 13A-3

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)


Exhibit 13
 Page No.    Graph Narrative (Continued)
----------   ---------------

13           CRUDE OIL AND NGL PRODUCTION
              Scale 0 to 70 (thousands of barrels a day).
                                                                        1993     1994     1995    1996    1997
                                                                        ----     ----     ----    ----    ----
              Other International (top)                                  1.6      3.0      5.4     6.0     7.8
              United Kingdom                                             6.3     13.5     15.0    13.3    13.9
              Canada - Synthetic Oil                                       -      9.1      8.9     8.2     9.3
              Canada - Other Oil                                        12.7     12.4     14.0    14.1    15.7
              United States (bottom)                                    13.7     13.3     13.7    11.6    10.8
                                                                        ----     ----     ----    ----    ----
               Totals                                                   34.3     51.3     57.0    53.2    57.5
                                                                        ====     ====     ====    ====    ====
              This stacked vertical bar graph has rounded totals printed above bars.

13           NATURAL GAS SALES
              Scale 0 to 320 (millions of cubic feet a day).
                                                                        1993     1994     1995    1996    1997
                                                                        ----     ----     ----    ----    ----
              Spain (top)                                                 10       13       11       8       -
              United Kingdom                                              13       10       11      15      13
              Canada                                                      37       38       41      43      45
              United States (bottom)                                     215      195      189     155     211
                                                                        ----     ----     ----    ----    ----
               Totals                                                    275      256      252     221     269
                                                                        ====     ====     ====    ====    ====
              This stacked vertical bar graph has totals printed above bars.

22           INCOME CONTRIBUTION* - REFINING, MARKETING AND
             TRANSPORTATION
              Scale 0 to 70 (millions of dollars).
                                                                        1993     1994     1995    1996    1997
                                                                        ----     ----     ----    ----    ----
                                                                          31       30        2      14      57
               *Before special items.
              This vertical bar graph has values printed above bars.

23           CAPITAL EXPENDITURES - REFINING, MARKETING AND
             TRANSPORTATION
              Scale 0 to 120 (millions of dollars).
                                                                        1993     1994     1995    1996    1997
                                                                        ----     ----     ----    ----    ----
              Canada (top)                                                 4        3        4       8       5
              United Kingdom                                              12       12       22      14       4
              United States (bottom)                                      71       80       28      21      29
                                                                        ----     ----     ----    ----    ----
               Totals                                                     87       95       54      43      38
                                                                        ====     ====     ====    ====    ====
              This stacked vertical bar graph has totals printed above bars.

23           CANADIAN PIPELINE THROUGHPUTS
              Scale 0 to 210 (thousands of barrels a day).
                                                                        1993     1994     1995    1996    1997
                                                                        ----     ----     ----    ----    ----
                                                                         152      160      174     183     189
              This vertical bar graph has values printed above bars.

                                   EX. 13A-4

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)


Exhibit 13
 Page No.   Graph Narrative (Continued)
----------  ---------------


25          MERAUX REFINERY - HEAVIER CRUDE OIL PROCESSED
             Scale 28 to 34 (degrees of API gravity).
                                                                        1993     1994     1995    1996    1997
                                                                        ----     ----     ----    ----    ----
                                                                        32.8     33.6     32.8    30.7    29.6
             This vertical bar graph has values printed above bars.

25          MERAUX REFINERY - HIGHER SULFUR CRUDE OIL PROCESSED
             Scale 0.5 to 1.0 (percent sulfur by weight).
                                                                        1993     1994     1995    1996    1997
                                                                        ----     ----     ----    ----    ----
                                                                         .57      .58      .74     .87    1.00
             This vertical bar graph has values printed above bars.

29          SAFETY PERFORMANCE
             Scale 0 to 10 (recordable injuries per 200,000 manhours).
                                                       1991     1992    1993     1994     1995    1996    1997
                                                       ----     ----    ----     ----     ----    ----    ----
             Murphy Oil (left)                         3.95     3.14    2.95     2.90     2.97    2.05    2.26
             Industry Average (right)                  8.16     8.51    9.39     9.34     9.01    7.80      NA
             This is a side-by-side bar graph.  NA = not available.

30          INCOME FROM CONTINUING OPERATIONS BY FUNCTION*
             Scale 0 to 160 (millions of dollars).
                                                                        1993     1994     1995    1996    1997
                                                                        ----     ----     ----    ----    ----
             Refining, Marketing and Transportation (top)                 31       30        2      14      57
             Exploration and Production (bottom)                          37       45       30     102      85
                                                                        ----     ----     ----    ----    ----
              Totals                                                      68       75       32     116     142
                                                                        ====     ====     ====    ====    ====
              *Excludes special items and Corporate expenses.
             This stacked vertical bar graph has totals printed above bars.

30          CASH FLOW FROM CONTINUING OPERATIONS BY FUNCTION*
             Scale 0 to 500 (millions of dollars).
                                                                        1993     1994     1995    1996    1997
                                                                        ----     ----     ----    ----    ----
             Refining, Marketing and Transportation (top)                 60       38       51      59     100
             Exploration and Production (bottom)                         238      316      270     343     365
                                                                        ----     ----     ----    ----    ----
              Totals                                                     298      354      321     402     465
                                                                        ====     ====     ====    ====    ====
              *Excludes special items, Corporate expenses and changes in noncash working capital.
             This stacked vertical bar graph has totals printed above bars.

                                   EX. 13A-5

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)

Exhibit 13
 Page No.    Graph Narrative (Continued)
----------   ---------------

30           CAPITAL EXPENDITURES BY FUNCTION
              Scale 0 to 700 (millions of dollars).
                                                                        1993     1994     1995    1996    1997
                                                                        ----     ----     ----    ----    ----
              Corporate (top)                                              4        5        2       1       7
              Refining, Marketing and Transportation                      87       95       53      43      38
              Exploration and Production (bottom)                        520      286      232     374     423
                                                                        ----     ----     ----    ----    ----
               Totals                                                    611      386      287     418     468
                                                                        ====     ====     ====    ====    ====
              This stacked vertical bar graph has totals printed above bars.

32           RANGE OF U.S. CRUDE OIL SALES PRICES
              Scale 10 to 28 (dollars a barrel).
                                                                                          1995    1996    1997
                                                                                          ----    ----    ----
              High Monthly Crude Oil Price (top of bar)                                   18.06   24.32   24.61
              Average Crude Oil Price for the Year (colored line)                         16.61   20.31   19.43
              Low Monthly Crude Oil Price (bottom of bar)                                 15.42   17.41   17.23
              This floating vertical bar graph has highs printed above bars, averages printed above contrasting-color lines and lows printed below bars.

33           RANGE OF U.S. NATURAL GAS SALES PRICES
              Scale 1.00 to 4.50 (dollars a thousand cubic feet).
                                                                                          1995    1996    1997
                                                                                          ----    ----    ----
              High Monthly Natural Gas Price (top of bar)                                 2.45    3.68    3.85
              Average Natural Gas Price for the Year (colored line)                       1.64    2.60    2.57
              Low Monthly Natural Gas Price (bottom of bar)                               1.39    2.01    1.82
              This floating vertical bar graph has highs printed above bars, averages printed above contrasting-color lines and lows printed below bars.

33           WORLDWIDE EXTRACTION COSTS
              Scale 0 to 12 (dollars per equivalent barrel).
                                                                                          1995    1996    1997
                                                                                          ----    ----    ----
              Depreciation, Depletion and Amortization (top)                              5.06    4.48    4.62
              Production Costs (bottom)                                                   4.64    4.87    4.41
                                                                                          ----    ----    ----
                Totals                                                                    9.70    9.35    9.03
                                                                                          ====    ====    ====
              This stacked vertical bar graph has values printed within segments and totals printed above bars.

33           EXPLORATION EXPENSES
              Scale 0 to 120 (millions of dollars).
                                                                                          1995    1996    1997
                                                                                          ----    ----    ----
              Undeveloped Lease Amortization (top)                                          11      10      11
              Geological, Geophysical and Other Costs                                       24      32      36
              Dry Hole Costs (bottom)                                                       31      28      48
                                                                                          ----    ----    ----
                Totals                                                                      66      70      95
                                                                                          ====    ====    ====
              This stacked vertical bar graph has totals printed above bars.

                                   EX. 13A-6

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)

Exhibit 13
 Page No.    Graph Narrative (Continued)
----------   ---------------

35           CAPITAL EXPENDITURES - EXPLORATION AND PRODUCTION
              Scale - 0 to 480 (millions of dollars).
                                                                                          1995    1996    1997
                                                                                          ----    ----    ----
              Proved Property Acquisitions (top)                                             7       -      22
              Development Costs                                                            149     211     239
              Exploration Costs (bottom)                                                    76     163     162
                                                                                          ----    ----    ----
               Totals                                                                      232     374     423
                                                                                          ====    ====    ====
              This stacked vertical bar graph has totals printed above bars.

35           CAPITAL EXPENDITURES - REFINING, MARKETING AND
             TRANSPORTATION
              Scale 0 to 60 (millions of dollars).
                                                                                          1995    1996    1997
                                                                                          ----    ----    ----
              Transportation (top)                                                           4       9       7
              Marketing                                                                      9       9      17
              Refining (bottom)                                                             41      25      14
                                                                                          ----    ----    ----
               Totals                                                                       54      43      38
                                                                                          ====    ====    ====
              This stacked vertical bar graph has totals printed above bars.

54           ESTIMATED NET PROVED OIL RESERVES
              Scale 0 to 300 (millions of barrels).
                                                                        1993     1994     1995     1996   1997
                                                                        ----     ----     ----    -----   ----
              Other International (top)                                   35       35       30       27     31
              United Kingdom                                              27       24       40       50     57
              Canada                                                     120      136      132      132    153
              United States (bottom)                                      20       25       25       19     19
                                                                        ----     ----     ----    -----   ----
               Totals                                                    202      220      227      228    260
                                                                        ====     ====     ====    =====   ====
              This stacked vertical bar graph has totals printed above bars.

54           ESTIMATED NET PROVED NATURAL GAS RESERVES
              Scale 0 to 750 (billions of cubic feet).
                                                                        1993     1994     1995    1996    1997
                                                                        ----     ----     ----    ----    ----
              Spain (top)                                                 11        7        4       -       -
              United Kingdom                                              31       30       47      44      36
              Canada                                                     183      177      160     151     140
              United States (bottom)                                     429      430      432     464     436
                                                                        ----     ----     ----    ----    ----
               Totals                                                    654      644      643     659     612
                                                                        ====     ====     ====    ====    ====
              This stacked vertical bar graph has totals printed above bars.

                                   EX. 13A-7

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)

Exhibit 13
 Page No.    Graph Narrative (Continued)
----------   ---------------

54           ESTIMATED NET PROVED HYDROCARBON RESERVES
              Scale 0 to 400 (millions of equivalent barrels).
                                                                        1993     1994     1995    1996    1997
                                                                        ----     ----     ----    ----    ----
              Other International (top)                                   37       36       30      27      31
              United Kingdom                                              32       30       48      58      63
              Canada                                                     151      166      159     157     176
              United States (bottom)                                      91       96       97      96      92
                                                                        ----     ----     ----    ----    ----
               Totals                                                    311      328      334     338     362
                                                                        ====     ====     ====    ====    ====
             This stacked vertical bar graph has totals printed above bars.

                                   EX. 13A-8