Form 10-K, Exhibit 13
period 1998-12-31
MURPHY OIL CORP /DE
filed 1999-03-24
CIK 717423

                                                                      EXHIBIT 13


                    1998 ANNUAL REPORT TO SECURITY HOLDERS


CONTENTS

Murphy Oil at a Glance                            1

Highlights                                        3

Letter to the Shareholders                        4

Exploration and Production                        6

Refining, Marketing & Transportation             16

Corporate Responsibility                         20

Statistical Summary                              21

Directors and Officers                           23

Principal Subsidiaries                           24

1998 Form 10-K Report               follows page 24

Financial Statements and
Supplemental Data                               F-1

Corporate Information
(inside back cover)




As used in this report, the terms Murphy, Murphy Oil, we, our, its and Company may refer to Murphy Oil Corporation or any one or more of its consolidated subsidiaries. The Company's interest percentage in exploration and production projects and other jointly owned facilities is shown following the name of each field, block or facility.

MURPHY OIL AT A GLANCE

Murphy Oil Corporation is a worldwide oil and gas exploration and production company with refining and marketing operations in the United States and the United Kingdom. Throughout its history, the Company has earned a reputation for conservative financial management, good strategic decisions, and the ability to steer a steady course in the wake of fluctuating commodity prices and industry uncertainty. Never were these strengths more necessary than in 1998, when Murphy -- along with the rest of the oil and gas industry -- endured a slump in oil prices that adversely affected its financial performance throughout the year.

Operationally, it was a different story. For the eighth consecutive year, proved reserves grew. The Company's production profile, already one of the strongest in the industry, strengthened as several new oil fields came on stream that provide long production lives at a low cost. Discoveries in deepwater Gulf of Mexico, where the Company's early entry has given it a major presence, and onshore Louisiana highlighted the year's domestic exploration efforts. Murphy's taste for exposure to significant growth offered by international frontier exploration was reinforced in 1998 by acquisition of acreage offshore Malaysia.

[GRAPH - INCOME CONTRIBUTION FROM CONTINUING OPERATIONS BY FUNCTION]

[GRAPH - ESTIMATED NET PROVED HYDROCARBON RESERVES]

Downstream operations continued to reduce operating costs while increasing operational efficiency and reliability. Notable in 1998 was the success of Murphy's marketing expansion in collaboration with Wal-Mart. Murphy has built 35 stations in Wal-Mart parking areas, giving the Company a leading position in a unique niche in the U.S. marketplace; further expansion is planned in 1999. Costs for the initiative are in line with projections, while volume is exceeding expectations. Murphy's U.K. refining and marketing efforts recorded another profitable year in 1998.

The Company's commitment to and investment in employee safety, environmental stewardship and corporate responsibility resulted in yet another year of achievement well above industry norms.

All in all, 1998 will be remembered as much for accomplishments -- growth in proved reserves, increasing oil production, significant discoveries and the success of the Wal-Mart marketing initiative -- as for the challenges of low commodity prices. As the Company looks forward to 1999 and beyond, the key elements are in place -- quality oil properties; growing production; a focused, robust exploration portfolio; and a strong balance sheet -- to enable the Company to rebound from 1998 stronger, bigger and more profitable than before.


[GRAPH - CASH FLOW FROM CONTINUING OPERATIONS BY FUNCTION]

[GRAPH - CAPITAL EXPENDITURES BY FUNCTION]

HIGHLIGHTS

------------------------------------------------------------------------------------------------------------------

FINANCIAL
--------------------------------------------------------------------------------------------------------
(Thousands of dollars except per share data)                   1998            1997           1996
--------------------------------------------------------------------------------------------------------
FOR THE YEAR*
--------------------------------------------------------------------------------------------------------
Revenues                                                 $  1,698,848       2,137,767      2,022,176
Income (loss) from continuing operations                      (14,394)        132,406        125,956
Net income (loss)                                             (14,394)        132,406        137,855
Cash dividends paid                                            62,939          60,573         58,294
Capital expenditures for continuing operations                388,799         468,031        418,056
Net cash provided by continuing operations                    321,091         401,843        472,480
Average Common shares outstanding - diluted                44,955,679      44,960,907     44,904,636

--------------------------------------------------------------------------------------------------------
AT END OF YEAR
--------------------------------------------------------------------------------------------------------
Working capital                                          $     56,616          48,333         56,128
Total assets                                                2,164,419       2,238,319      2,243,786
Notes payable                                                 189,705          28,367         20,871
Nonrecourse debt of a subsidiary                              143,768         177,486        180,957
Stockholders' equity                                          978,233       1,079,351      1,027,478

--------------------------------------------------------------------------------------------------------
PER SHARE OF COMMON STOCK*
--------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations - diluted       $       (.32)           2.94           2.80
Net income (loss) - diluted                                      (.32)           2.94           3.07
Cash dividends paid                                              1.40            1.35           1.30
Stockholders' equity                                            21.76           24.04          22.90
--------------------------------------------------------------------------------------------------------

*Includes special items that are detailed in Management's Discussion and Analysis, page 9 of the attached Form 10-K report.

OPERATING
--------------------------------------------------------------------------------------------------------
                                                                 1998      1997      1996
--------------------------------------------------------------------------------------------------------
NET CRUDE OIL AND GAS LIQUIDS PRODUCED - BARRELS A DAY          59,128    57,494    53,210
         United States                                           7,798    10,760    11,645
         International                                          51,330    46,734    41,565

NET NATURAL GAS SOLD - THOUSANDS OF CUBIC FEET A DAY           230,901   268,669   220,633
         United States                                         169,519   211,207   155,017
         International                                          61,382    57,462    65,616

CRUDE OIL REFINED - BARRELS A DAY                              165,580   161,560   157,886
         United States                                         134,800   134,854   126,586
         United Kingdom                                         30,780    26,706    31,300

PETROLEUM PRODUCTS SOLD - BARRELS A DAY                        174,152   163,430   161,459
         United States                                         137,620   134,209   127,590
         United Kingdom                                         36,093    28,977    33,615
         Canada                                                    439       244       254
--------------------------------------------------------------------------------------------------------

LETTER TO THE SHAREHOLDERS

[PHOTOGRAPH APPEARS HERE]

DEAR FELLOW SHAREHOLDER:

Like most other oil and gas companies, Murphy Oil Corporation's bottom line was adversely affected in 1998 by low commodity prices, which began to fall in the fourth quarter of 1997 and continued to slide throughout 1998. As a result, I must report to you that your Company's earnings before special items in 1998 were down 67% to $43.5 million ($.97 a share), and after special items, primarily a $57.6 million after-tax write-down of the carrying value of oil and gas assets, we experienced a net loss of $14.4 million ($.32 a share). A word about the write-down. It is absolutely necessary that the value of our assets reflect the world as it actually exists. The unavoidable fact is that crude oil prices were lower on December 31, 1998, in nominal terms, than at any year-end since 1973 and in real terms than at any year-end since 1931. Clearly, this influenced our price outlook and caused us to reevaluate forward assumptions, triggering the write-down. Significantly, none of Murphy's core properties -- Hibernia, Terra Nova, Syncrude, Schiehallion and Mungo/Monan -- were impaired.

There is no escaping the fact that economic troubles, almost exclusively outside the United States and particularly in Asian markets, caused a marked slowdown in energy growth leading to a significant drop in crude oil prices. Asia alone went from adding 750,000 barrels a day of demand in 1997 to dropping a like amount in 1998. This swing of 1.5 million barrels a day, coupled with Iraq's renewed crude oil sales, sent markets tumbling into one of their periodic tailspins. All companies in this remarkably competitive business are going to be telling their shareholders about reductions in capital spending, cost-cutting measures and a reduced bottom line. In that regard, Murphy is no different. But I can also tell you that your Company's proven, disciplined approach to financial management, which has sustained us through bad times and guided us during boom years, helped cushion the blows in 1998 and gives us important advantages as we look ahead to 1999 and beyond.

In fact, I believe our Company established a platform in 1998 from which we will profitably grow for many years. Let's review the past year.

*During 1998, two low-cost U.K. oil fields, Mungo/Monan and Schiehallion, started up. In Canada, the Hibernia oil field was on stream for its first full year and will hit plateau production rates this year. Cash lifting costs at plateau are now projected at around $2.00 a barrel. Syncrude set a new production record of 210,000 barrels a day and reduced cash lifting cost to a record low of $8.99 a barrel. Overall, as new lower-cost fields are added to our mix, costs are driven down even more. Cash lifting costs across all of Murphy's barrels are estimated to be $4.10 a barrel in 1999, $3.54 a barrel if


[GRAPH - HYDROCARBON PRODUCTION REPLACEMENT]

Syncrude (a mining operation) is excluded, compared to $4.35 in 1998 ($3.79 excluding Syncrude), and are the lowest in six years. Production should average 107,000 equivalent barrels a day in 1999, a Company record.

*Exploration results in 1998 were excellent. Onshore South Louisiana, we extended the N.E. Wright field with the Guidry No. 1 well, penetrating 150 feet of pay in four sands. A likely 50 billion cubic feet (BCF) of natural gas reserves were proved up and another potentially equal sized offset spuds in the second quarter. Gulf of Mexico shelf results reflect hitting on 14 of 16 wells. While no single shelf discovery made an impact, collectively these reserve additions will maintain our 1999 U.S. natural gas production at 1998 levels. Deepwater exploration in the Gulf of Mexico kicked off in 1998. Four wells were drilled and two, the last two, were discoveries. Boomslang, in Ewing Bank Block 994, encountered 185 feet of pay, and importantly, sets up a much larger prospect called Sidewinder in the cornering block. The North Marlin wildcat on Viosca Knoll Block 827 found reserves of around 100 BCF and has an offset with the same potential that spuds in the third quarter of 1999. Most importantly, the Habanero wildcat in Garden Banks Block 341 penetrated over 200 feet of excellent reservoir rock to provide Murphy's third consecutive, and first marquee, deepwater discovery. A separate and potentially larger prospect named Moccasin, at Garden Banks Block 253, will be drilled later this year. Success at Habanero lowers the risk at Moccasin.

*Murphy Oil Corporation added 53 million equivalent barrels of reserves in 1998 and ended the year with 380 million equivalent barrels of proved reserves, the highest in the Company's history, and the eighth consecutive year for an increase.

*Murphy's downstream business expanded its arrangement with Wal-Mart as 1998 ended. I fully expect that over 100 sites will be in operation before the end of 1999, up from 35 today. The capital cost per unit is extraordinarily low because no real estate is purchased nor is a convenience store built. In addition, volumes are much higher than traditional SPUR stations, resulting in quite low operating costs, and most importantly, a competitive advantage.

I am proud of what was accomplished in 1998 although the near depression level conditions existing in our industry at year-end masked our successes. In 1999, we will control those areas within our grasp -- production volume and cost, as well as capital spending. In addition, we will continue to search for opportunities. Cash-strapped companies are facing difficult choices and asset sales will likely result. On the plus side, world oil demand climbed in 1998 despite the Asian meltdown and is forecast to increase by 1.1 million barrels a day in 1999. This increase, when coupled with high-cost production shut-ins and the significant reduction in new investment, means recovery is under way. Our Company will work out of this, and Murphy Oil Corporation will be a leaner, more efficient and much, much stronger company on the other side.

I appreciate your patience and predict it will be rewarded.


/s/ Claiborne P. Deming

Claiborne P. Deming
President and Chief Executive Officer

March 1, 1999
El Dorado, Arkansas

EXPLORATION AND PRODUCTION

THE YEAR IN REVIEW

A successful exploration program, a full year of production from the Hibernia oil field (6.5%) offshore eastern Canada, and commencement of production from two new fields in the United Kingdom highlighted 1998 exploration and production activity. Economic woes that began in Asia, spread to Latin America and suppressed the demand for crude oil worldwide contributed to a significant decline in crude oil prices during the year. However, Murphy's exploration and production team managed to stay focused by growing the Company with the drill bit and improving an already impressive production profile, and by making significant additions to its international frontier exploration acreage.

Earnings from the Company's exploration and production activities, before special items, totaled $5.8 million in 1998. Proved reserves at the end of 1998 increased to 380 million barrels of oil equivalent, marking the eighth consecutive year that Murphy has more than replaced its hydrocarbon production. Although worldwide production of 97,612 barrels of oil equivalent a day represented a reduction of approximately 5% from 1997's record levels, crude oil production increased 3%. Expectations for an overall 10% increase in 1999 should once again propel the Company into record territory.

Murphy's core operating areas include four of the world's premier, politically secure oil and natural gas basins: the Gulf of Mexico, the Jeanne d'Arc basin off the east coast of Canada, western Canada and the United Kingdom.

Over 65% of Murphy's exploration capital was invested in the Gulf of Mexico and onshore South Louisiana in 1998, and a similar allocation is anticipated for 1999. In addition to its established production base on the Gulf of Mexico continental shelf, Murphy has amassed a significant leasehold acreage position in the burgeoning, and ever more important, deepwater play. The year 1998 proved to be a breakthrough year, as the Company made its first deepwater discoveries.

[GRAPH - NET HYDROCARBONS PRODUCED]

Offshore eastern Canada in the Jeanne d'Arc basin, the Hibernia field produced at an average gross rate of 65,000 barrels a day. Planned plateau production of 135,000 barrels a day is expected to be achieved in 1999. Elsewhere in the basin, the Terra Nova oil development project (12%) remains on schedule to deliver first oil, within budget, before the end of the year 2000. Construction and fabrication of the floating production system commenced in 1998. Terra Nova is currently expected to achieve gross peak production of 115,000 barrels of crude oil a day. Murphy's Canadian activities also include an interest in Syncrude (5%), the world's largest producer of synthetic crude oil from oil sands. This light, sweet crude oil could eventually provide half of Canada's crude oil production.


EXPLORATION AND PRODUCTION
----------------------------------------------------------------------------
(Thousands of dollars)                                 1998         1997
----------------------------------------------------------------------------
Income contribution*                             $    5,809       84,984
Total assets                                      1,385,879    1,402,684
Capital expenditures                                331,647      423,181
----------------------------------------------------------------------------
Crude oil and liquids produced - barrels a day       59,128       57,494
Natural gas sold - MCF a day                        230,901      268,669
Net proved hydrocarbon reserves - thousands
   of oil equivalent barrels                        379,900      362,100
----------------------------------------------------------------------------

*Before special items

Since the discovery of the giant Ninian field in the early 1970s, the United Kingdom has been an integral part of Murphy's portfolio. Production from the Schiehallion (5.9%) and Mungo/Monan (12.7%) fields came on stream during the third quarter of 1998 and provides the catalyst for what is expected to be a 45% increase in the Company's oil production from the area.


[PHOTOGRAPH APPEARS HERE]

Although Murphy's exploration programs emphasize those areas where significant production has been established, the Company also possesses the technical expertise to identify frontier prospects, along with the resources to acquire significant ownership positions therein. Utilizing that ownership position to fund exploratory drilling has been an available option that will continue to be implemented when warranted. Frontier areas of particular note include the U.K. Atlantic Margin, Philippines, Pakistan, Alaska, and most recently, Malaysia, where production sharing contracts covering three offshore blocks were recently signed.

Murphy has been well served by its strategy to use long-lived, low-cost oil properties in secure, established basins around the world to fund an active, yet focused, exploration program that seeks meaningful growth opportunities. Coupled with the Company's conservative financial practices, this strategy has put Murphy in a position, both operationally and financially, to use the exploration and production side of its business as its primary growth vehicle.

A review of the Company's principal exploration and production activities is presented in the sections that follow. Unless otherwise indicated, average daily production rates are net to the Company after deduction for royalty interests. The terms crude oil production and oil production include natural gas liquids where applicable.

Murphy's U.S. operations are concentrated in the Gulf of Mexico region and onshore South Louisiana. The Company participated in 20 exploratory wells during 1998, 17 of which were successful, for an 85% success ratio. Additions to the Company's U.S. proved reserves totaled 107 billion cubic feet of natural gas

[GULF OF MEXICO MAP]
equivalents in 1998, which amounted to 136% of U.S. hydrocarbon production. Murphy upgraded its leasehold position in the Gulf by participating in two 1998 federal lease sales, acquiring interests ranging from 33% to 100% in 21 blocks, 15 of which are in deep water, where the Company now has an interest in 97 leases.

The DEEPWATER GULF OF MEXICO continues to offer the potential for impact reserves in areas where infrastructure is growing. Murphy intends to dedicate a larger percentage of exploratory drilling capital to this play. Discoveries at Ewing Bank Block 994 (Boomslang, 45%) and at Viosca Knoll Block 827 (North Marlin, 30%) highlighted 1998 activity. The Boomslang well, located in approximately 850 feet of water, penetrated 185 feet of net oil pay and enhanced the prospects located on five adjacent blocks in which Murphy has a working interest of 42.5%. The North Marlin well encountered a hydrocarbon-bearing interval similar to the predominantly natural gas reservoirs in the Company's nearby Tahoe field (30%). Water depth at North Marlin exceeds 2,500 feet. Both of these areas contain significant additional reserve potential that will be explored over the next 18 months. Two additional deepwater wildcats spudded in the fourth quarter of 1998, one in the "Auger" basin at Garden Banks Block 341 (Habanero, 33.8%) and one in the "Enchilada" basin at Garden Banks Block 168 (Wadden Zee, 33.3%). In early 1999, it was announced that the Habanero well, located in approximately 2,000 feet of water, had encountered over 200 feet of net oil pay in two zones. Evaluation work to determine the extent of this discovery continues.

Although the drop in oil and natural gas prices will curtail exploration activity, Murphy remains active on the GULF OF MEXICO OUTER CONTINENTAL SHELF. Positive drilling outcomes resulted in 14 successful wells, all of which will be on stream by the end of 1999. Initial gross production from the larger discoveries at Vermilion Block 130 (75%), Ship Shoal Block 59 (50%), South Pelto Block 18 (25%), Matagorda Island Block 565 (40%), Vermilion Block 335 (35%) and East Cameron Block 38 (33.3%) will total approximately 57 million cubic feet of natural gas a day.


[PHOTOGRAPH APPEARS HERE]

The Destin Dome Block 56 unit (33.3%) is one of the largest undeveloped natural gas discoveries remaining in the United States. Located in federal waters 30 miles off the coast of Florida, three previously drilled exploratory wells have confirmed a significant reservoir of dry natural gas in the Norphlet sandstone. Murphy and its two partners filed a development plan with the U.S. Minerals Management Service in November 1996. A rigorous regulatory process designed to protect the environment and ensure compatibility with other uses of surrounding areas is under way. Completion of the regulatory review process could extend into late 1999.

ONSHORE SOUTH LOUISIANA, a significant natural gas discovery at the N.E. Wright field (50%) is currently producing, through temporary facilities, at a gross rate of approximately 10 million cubic feet a day. The well logged 150 feet of net natural gas pay in four sands and confirmed a large structure underlying the field. Delineation drilling is slated for 1999 to determine the magnitude of the discovery and the development plan.

CANADA continues to be Murphy's largest source of crude oil reserves and production and set a production record of 28,199 barrels a day in 1998. An increasing proportion of this supply (57% in the fourth quarter of 1998) is provided by premium properties, namely the Hibernia field and Syncrude. With the Terra Nova field to follow, Murphy can look forward to long-lived, stable volumes of profitable production, augmenting its large resource base in the more traditional areas of western Canada, where the Company set a record of 49 million cubic feet a day of natural gas production in 1998.


[GRAPH - CAPITAL EXPENDITURES--EXPLORATION AND PRODUCTION]

[PHOTOGRAPH APPEARS HERE]

Murphy enjoyed its first full year of production in the Jeanne d'Arc basin off the EAST COAST OF CANADA following start-up of the Hibernia field in late 1997. Early performance exceeded expectations, resulting in production curtailment while awaiting placement of water and gas injection wells. Later in 1998, mechanical problems with the first gas injection well necessitated additional curtailment for conservation of produced gas. A second gas injector was completed in early 1999. Despite these temporary reservoir management issues, the field produced 23.9 million barrels during the year, or 4,192 barrels a day net to Murphy, exceeding budget expectations. More importantly, performance data collected during the year increased confidence in the capability of the reservoir and platform. As a result, 1999 performance is expected to continue to exceed Murphy's original projections, in terms of both higher production and lower operating cost per unit.

The Hibernia reservoir is the source of current production from the field and accounts for 485 million barrels of the 615 million barrels of reserves projected to be recovered from the field. The remaining oil is contained within the Avalon reservoir, which also offers new exploratory opportunities that have been identified and are being considered. Such efforts have the potential to add significant new reserves and to maintain plateau production levels well into the next decade.

Development of the Terra Nova oil field was approved in early 1998. Key components, including the production vessel, turret and topsides, are under construction and include debottlenecking of the facility from a design capacity of 125,000 to 150,000 barrels a day. This will accelerate production of the 300 to 400 million barrels estimated to be recoverable from the field. First oil is anticipated near the end of the year 2000.

Murphy earned a 20% interest in additional acreage off Canada's east coast in 1998 by joining in the drilling of an exploratory well on the Scotian Shelf in a region close to the Sable Island producing area. Although the initial well was unsuccessful, further evaluation of this acreage position, along with an existing parcel in the Jeanne d'Arc basin at Cape Race (25%), should yield additional exploration prospects in future years.

[GRAPH - WORLDWIDE EXTRACTION COSTS]

[WESTERN CANADA MAP]

Murphy has been active in WESTERN CANADA for many years. By late 1998, supply and demand for Canadian natural gas became much more balanced as a result of pipeline expansions, and prices rose accordingly. In anticipation of this, Murphy's exploration effort in western Canada has been directed toward natural gas in northern Alberta and British Columbia. Successful delineation of the 1997 discovery at Josephine (50-63%) and drilling successes at Cranberry (100%) and Birley (50%) contributed to the Company's record Canadian gas production in 1998. Exploration and development activities will continue in 1999, and further increases in natural gas deliverability are anticipated.

In early 1998, Murphy responded quickly to low prices for heavy crude oil by significantly curtailing heavy oil production. Higher cost wells were shut in and thermal pilot programs were suspended. Similar reactions throughout the industry reduced availability of heavy crude oil and led to modest price improvements, allowing some production to be reactivated later in 1998. The Company's light oil portfolio in western Canada is mature and continues to be managed with a "harvesting" mentality.

SYNCRUDE, Canada's largest source of crude oil production, combines mining, extraction and upgrading technologies to produce a light, sweet synthetic crude product. During 1998, the project laid the foundation for future expansion by approving construction of the Aurora mine. This mine, located on one of the most attractive leases in the Athabasca deposit, will exploit newly developed technologies and provide a less costly source of oil sand for decades to come. Additional expansion stages have been identified that, when completed, will increase production to 400,000 gross barrels a day by 2007. The actual pace of development has yet to be determined.

Murphy's exploration and production operations in the UNITED KINGDOM are centered in the North Sea and Atlantic Margin basins. Production averaged

[PHOTOGRAPH APPEARS HERE]

17,475 barrels of oil equivalent a day in 1998, an increase of more than 9% from a year ago. In addition to evaluating existing acreage, the Company's strategy is to build a portfolio of moderate-risk, moderate-reward prospects, with an emphasis on increasing ownership interest levels and securing operatorship where feasible.

The increase in U.K. production in 1998, along with an anticipated additional 35% increase in 1999, is attributable to new low-cost fields that came on stream during 1998. Gross production from Mungo/Monan reached peak levels of 65,000 barrels of oil a day by the end of the year. Mungo is produced from a normally unmanned platform, while Monan uses a subsea system. Both fields produce to a central processing facility. Development drilling will continue over the next two years.

Similarly, production from the Schiehallion field, west of the Shetland Islands, commenced during 1998. Gross production by the end of 1998 totaled approximately 86,000 barrels of oil a day. Development drilling will continue throughout 1999, building to peak gross production of 147,000 barrels of oil a day during the year.

[PHOTOGRAPH APPEARS HERE]

[PHOTOGRAPH APPEARS HERE]

[UNITED KINGDOM MAP]

In 1998, Murphy acquired five additional blocks, with interests ranging from 20% to 37.5%, through U.K. licensing rounds. The Company's 1999 exploration program will concentrate on acquisition and evaluation of seismic data along with evaluation of acreage being offered in 1999 for licenses offshore the Faroe Islands and in the United Kingdom.

An important milestone in Murphy's frontier program culminated with the signing of production sharing contracts covering three blocks, which Murphy will operate, offshore MALAYSIA. Blocks SK 309 (85%) and SK 311 (85%) are contiguous blocks covering 2.4 million acres in shallow waters offshore Sarawak. Previous exploration has identified a number of attractive features and both blocks contain oil and gas discoveries. Work commitments over the next five years include acquisition of seismic data and drilling of four exploratory wells, for a minimum total expenditure of $15 million. Block K (80%) covers 4.1 million undrilled acres in deep waters offshore Sabah. It adjoins two blocks held by major oil companies, one of which contains a recently announced discovery. Commitments include a seismic program plus one exploratory well over seven years, with a minimum expenditure of $14 million.

[MALAYSIA MAP]

In 1998, Murphy was awarded a Geophysical Survey and Exploration Contract (GSEC) (80%) covering approximately 3.7 million acres in the northern Sulu Sea offshore PHILIPPINES. Under the GSEC, acquisition of seismic data is under way, with an option to drill an exploratory well.

After 20 years of force majeure, Murphy gained access to part of the 3.8 million acres included in the Kharan concession (100%) in PAKISTAN during 1998. The agreement gives the Company the right to explore the southern half of Kharan and to retain rights to explore in the northern half of the concession when access can be obtained. Activity during 1999 will include acquisition of seismic data and regional studies.

Murphy's holdings in ALASKA continue to position the Company in an area of renewed interest to the industry. New 3-D seismic surveys were acquired over the Challenge Island leases (25%), and a well spudded on the Red Dog prospect (12.5%) in early 1999. Development of the Northstar field (2%) was approved during 1998, but has been delayed due to presently deteriorating industry conditions. A successful farmout to an industry partner, in exchange for new 3-D seismic data and a carried interest in an optional well, reduced Murphy's interest in the Sandpiper project (28.8%).

Murphy's production from Block 16 (20%) in ECUADOR totaled 7,720 barrels of oil a day in 1998, essentially flat with 1997. Additional 3-D seismic data was acquired during the year and six development wells were drilled. Plans to expand pipeline capacity could allow for significant production increases.

Other frontier activity in 1998 included two unsuccessful wells in an unexplored basin north of the FALKLAND ISLANDS. Both wells indicated the presence of hydrocarbons but no commercial accumulation was found.

[PHOTOGRAPH APPEARS HERE]

REFINING, MARKETING & TRANSPORTATION

THE YEAR IN REVIEW

Murphy Oil Corporation's refining, marketing and transportation strategy has been clear and effective over the past several years: lowering operating costs while increasing operational efficiency and reliability; improving the return on assets through strategic capital investments; targeting and developing prudent, cost-effective means to supply the end user; entering into joint ventures where appropriate; and continuing the Company's commitment to environmental protection and performance.

The difficult environment experienced by Murphy and the entire oil industry in 1998 gave added significance to downstream operations, as the ability to convert crude oil into finished products and provide a steady, secure market became more important and made downstream assets relatively more valuable. In 1998, Murphy's downstream segment enjoyed a number of successes. One of the most promising was the ongoing endeavor with Wal-Mart. That program -- building high volume retail gasoline stations in the parking areas of Wal-Mart Supercenters under the Murphy USA(R) brand -- is successful and growing. As a result, Murphy now enjoys a leading position in the rapidly expanding market niche of gasoline sales at nontraditional outlets. In early 1999, 35 stations were in operation and plans call for a significant expansion during the year.

Earnings from Murphy's downstream activities, before special items, totaled $49.2 million in 1998. Although refining margins retreated significantly during the fourth quarter of 1998 and into 1999, respectable levels were achieved for most of the year. Combined with record throughputs, the Company was able to post downstream profits second only to the record year of 1997.

[PHOTOGRAPH APPEARS HERE]

[MAP OF WAL-MART SITES]

Murphy has built an integrated presence in each of its refinery markets by providing products to 59 terminals serving approximately 550 retail and wholesale stations and numerous unbranded customers in the United States, and 10 terminals supplying almost 400 retail and wholesale stations in the United Kingdom. The Company has refineries located in Meraux, Louisiana; Superior, Wisconsin; and Milford Haven, Wales.

REFINING, MARKETING & TRANSPORTATION
-----------------------------------------------------------
(Thousands of dollars)                     1998       1997
-----------------------------------------------------------
Income contribution*                    $  49,230    56,738
Total assets                              676,517   750,626
Capital expenditures                       55,025    37,483
-----------------------------------------------------------
Crude oil processed - barrels a day       165,580   161,560
Products sold - barrels a day             174,152   163,430
Average gross margin on products sold -
 dollars a barrel
   United States                        $    1.47      1.79
   United Kingdom                            2.81      2.90
-----------------------------------------------------------
*Before special items.

The MERAUX REFINERY is capable of processing 100,000 barrels of crude oil a day and distributes petroleum products via pipeline and barge to an area covering 11 states. This distribution system consists of 35 terminals, 22 of which are wholly or jointly owned, and at the end of the year, supplied gasoline to 326 owned and wholesale branded stations.

In 1998, the Meraux refinery set its fourth consecutive record for annual throughput, averaging 101,834 barrels of crude oil a day. The refinery posted a composite 98% onstream time during 1998. Meraux successfully completed its transition to

[PHOTOGRAPH APPEARS HERE]

[U.S. DISTRIBUTION SYSTEM MAP]

processing a medium, sour crude oil imported from Latin America in place of a more expensive light, sweet crude. Murphy realized savings in freight costs through the use of large capacity tankers able to unload at the Louisiana Offshore Oil Port (3.2%), which is connected to the refinery by pipeline.

Murphy invested approximately $18 million in capital projects at Meraux in 1998 to improve efficiencies and meet U.S. Environmental Protection Agency (EPA) mandates, including completion of an upgrade to the Middle Distillate Hydrotreater that improved the refinery's ability to produce environmentally friendly products. Meraux's ongoing "green" fuels initiative is designed to produce lower sulfur gasoline and diesel fuel that will meet anticipated mandates from the EPA. This project is currently in the engineering phase, during which alternatives are being evaluated and preliminary equipment specifications and costs are being developed.

Murphy's SUPERIOR REFINERY can process 35,000 barrels of crude oil a day and distributes gasoline and distillates through 21 terminals. It supplied gasoline to 226 owned and SPUR(R) branded stations in the Upper Midwest at the end of 1998.

Taking advantage of the weak market for heavy sour crude, Superior processed over 9,000 barrels a day of heavy Canadian asphaltic crude, an increase of 25% over the average for recent years. As a result, 1998 was a record year for asphalt sales, as 1.8 million barrels were sold through three Company terminals in the Upper Midwest.

[GRAPH - CAPITAL EXPENDITURES--REFINING, MARKETING AND TRANSPORTATION]

In keeping with the Company's strategy to continuously improve operating efficiencies and to comply with federal government mandates, Murphy invested over $9 million in capital projects, including a $2.3 million asphalt polymer modification project at Superior. This modification enables the refinery to produce improved asphalt grades required by the federal government to extend road life and minimize repair costs. Furthering Murphy's strategy to supply the end user, the Company opened a marine fueling terminal in Duluth, Minnesota to directly service the active Lake Superior shipping traffic.

Murphy's U.K. operation includes an effective 30% interest in a refinery at MILFORD HAVEN, Wales that can process 108,000 barrels a day. Murphy transports products by rail to three distribution terminals, which in turn supply products to approximately 400 MURCO branded retail stations.

At the U.K. refinery, the 1996 installation of a high-pressure hydrotreating unit has enabled the Company to expand sales of cleaner-burning diesel fuel with a sulfur content of less than 50 parts per million. The refinery was one of only three in the United Kingdom with the capability to produce this highly profitable product in 1998.

Murphy produces, transports and resells crude oil in western CANADA. The Company owns interests in five crude oil pipeline systems, including the Manito (52.5%), Cactus Lake (13.1%), and North-Sask (36.1%) lines. In addition, Murphy operates a fleet of trucks that haul crude oil and natural gas liquids.

[GRAPH - REFINED PRODUCTS SOLD]

[U.K. DISTRIBUTION SYSTEM MAP]

[PHOTOGRAPH APPEARS HERE]

CORPORATE RESPONSIBILITY

Murphy Oil Corporation understands that its responsibilities extend beyond the bottom line. A healthy company depends on a healthy community, and a successful company creates a safe work environment. Murphy has developed and implemented operating procedures and invested in equipment upgrades that have earned excellent environmental and safety records for its operations. In addition, Murphy's investments in ongoing environmental improvements are part of a long-term commitment by the Company to address public concerns about the possible effects of carbon dioxide and other greenhouse gases on the environment.

ENVIRONMENTAL IMPROVEMENTS
In all of its downstream operations and surrounding communities, Murphy has achieved an outstanding record of environmental stewardship. Over the past decade, throughout the downstream segment of its business, the Company has invested more than $200 million in environmental improvement projects. In recent years, Murphy's refineries have reduced emissions of chemicals on the EPA's Toxic Release Inventory by 47%, maintained water emissions at less than 25% of permitted levels and reduced overall air emissions by more than 60%. In the United States, Murphy's marine terminal operations have achieved a 99.997% record of containment over the past 10 years.

Murphy's exploration and production operations on the Outer Continental Shelf of the Gulf of Mexico have a 99% or better compliance record for meeting the aqueous discharge levels defined in its permits. In Canada, the Company's ongoing improvements in its oil and gas operations include replacing flare pits with more environmentally friendly aboveground tanks and flarestacks.

EMPLOYEE SAFETY
Murphy has developed operational procedures and employee training programs that have kept the number of its lost-time accidents below industry averages. These programs have won refinery safety awards at both Meraux, Louisiana and Superior, Wisconsin. In 1998, the Company's terminal operations surpassed eight consecutive years without a lost-time injury. The Company also participates in federal and local emergency response drills coordinated by the Federal Emergency Management Agency and local emergency response teams. Each year, Murphy conducts nearly 30,000 hours of employee training including first aid, marine survival, firefighting and transportation of hazardous materials.

COMMUNITY PARTNERSHIPS
Everywhere Murphy operates, people benefit. The Company's 1,566 employees support the educational, cultural and charitable organizations in their local communities. The Company is also active in the civic life of the areas where it operates. From scholarship programs to support for the United Way, Murphy remains committed to being a good neighbor and a responsible corporate citizen.

[PHOTOGRAPH APPEARS HERE]

STATISTICAL SUMMARY

                                                                        1998        1997            1996         1995        1994
------------------------------------------------------------------------------------------------------------------------------------
EXPLORATION AND PRODUCTION
Net crude oil and condensate production - barrels a day
  United States                                                          7,025        9,565         10,614       12,772      12,503
  Canada - light                                                         3,219        3,351          3,774        4,417       4,775
         - heavy                                                         9,676       11,538          9,670        8,864       6,840
         - offshore                                                      4,192          224             --           --          --
         - synthetic                                                    10,500        9,341          8,163        8,832       9,065
  United Kingdom                                                        14,975       13,438         12,918       14,588      13,389
  Ecuador                                                                7,720        7,802          6,005        5,274       1,967
  Other                                                                     --           --             --          117       1,038
Net natural gas liquids production - barrels a day
  United States                                                            773        1,195          1,031          964         852
  Canada                                                                   612          617            689          740         748
  United Kingdom                                                           436          423            346          447         151
------------------------------------------------------------------------------------------------------------------------------------
     Total                                                              59,128       57,494         53,210       57,015      51,328
====================================================================================================================================
Net natural gas sold - thousands of cubic feet a day
  United States                                                        169,519      211,207        155,017      189,250     195,555
  Canada                                                                48,998       44,853         43,031       40,907      37,945
  United Kingdom                                                        12,384       12,609         15,247       10,671      10,138
  Spain                                                                     --           --          7,338       10,898      12,620
------------------------------------------------------------------------------------------------------------------------------------
     Total                                                             230,901      268,669        220,633      251,726     256,258
===================================================================================================================================
Total hydrocarbons produced - equivalent barrels/1/ a day               97,612      102,272         89,982       98,969      94,038
------------------------------------------------------------------------------------------------------------------------------------
Estimated net hydrocarbon reserves - million equivalent barrels/1/,/2/   379.9        362.1          337.6        333.8       327.6
------------------------------------------------------------------------------------------------------------------------------------

Weighted average sales prices/3/
   Crude oil and condensate - dollars a barrel
     United States                                                     $ 12.76        19.43          20.31        16.61       15.36
     Canada/4/ - light                                                   12.03        17.74          19.97        16.45       14.61
               - heavy                                                    6.56        10.76          14.27        12.10       10.56
               - offshore                                                10.49        15.15             --           --          --
               - synthetic                                               13.73        19.92          21.20        17.28       15.92
     United Kingdom                                                      12.52        18.89          21.08        16.96       15.77
     Ecuador                                                              6.76        12.17          15.96        13.03       12.07
     Other                                                                  --           --             --        15.12       14.80
   Natural gas liquids - dollars a barrel
     United States                                                       11.50        15.82          17.00        12.62       12.19
     Canada/4/                                                            9.16        14.87          13.69         9.70        9.21
     United Kingdom                                                      11.04        18.02          18.54        13.99       12.16
   Natural gas - dollars a thousand cubic feet
     United States                                                        2.18         2.57           2.60         1.64        1.91
     Canada/4/                                                            1.34         1.35           1.10          .97        1.42
     United Kingdom/4/                                                    2.23         2.65           2.58         2.53        2.43
     Spain/4/                                                               --           --           2.89         2.88        2.55
------------------------------------------------------------------------------------------------------------------------------------

Net wells drilled
   Oil wells  - United States                                              1.8           .8            3.7          3.0         2.6
              - Canada                                                     6.0         78.9           41.6         29.6        20.7
              - Other                                                      3.1          3.3            3.6          3.7         2.7
   Gas wells  - United States                                              7.8          9.7           14.7          3.6         4.0
              - Canada                                                     4.2         19.9           33.9          2.3        14.5
              - Other                                                       --           .1             --           .2          .4
   Dry holes  - United States                                               .8          6.8            3.9          1.9         4.1
              - Canada                                                     7.5          8.3            6.5          5.9         6.5
              - Other                                                      1.0          1.9            1.2           .6          .5
------------------------------------------------------------------------------------------------------------------------------------
       Total                                                              32.2        129.7          109.1         50.8        56.0
===================================================================================================================================

/1/ Natural gas converted on an energy equivalent basis of 6:1.
/2/ At December 31.
/3/ Includes intracompany transfers at market prices.
/4/ U.S. dollar equivalent.

                                                                   1998           1997           1996           1995           1994
------------------------------------------------------------------------------------------------------------------------------------
REFINING
Crude capacity/1/ of refineries - barrels per stream day         167,400        167,400        167,400        167,400        167,400
------------------------------------------------------------------------------------------------------------------------------------
Inputs/yields at refineries - barrels a day
  Crude - Meraux, Louisiana                                      101,834        101,150         93,929         91,940         78,252
        - Superior, Wisconsin                                     32,966         33,704         32,657         33,217         30,592
        - Milford Haven, Wales                                    30,780         26,706         31,300         30,346         32,038
  Other feedstocks                                                11,404          8,178          6,315          8,280          8,731
------------------------------------------------------------------------------------------------------------------------------------
    Total inputs                                                 176,984        169,738        164,201        163,783        149,613
===================================================================================================================================

  Gasoline                                                        73,482         72,672         69,658         73,964         67,746
  Kerosine                                                        15,394         14,959         14,965         15,113         16,989
  Diesel and home heating oils                                    50,506         44,681         43,514         39,351         35,553
  Residuals                                                       21,310         20,852         19,756         19,641         15,444
  Asphalt, LPG and other                                          12,565         13,139         12,513         10,158         10,077
  Fuel and loss                                                    3,727          3,435          3,795          5,556          3,804
------------------------------------------------------------------------------------------------------------------------------------
    Total yields                                                 176,984        169,738        164,201        163,783        149,613
===================================================================================================================================

Average cost of crude inputs to refineries - dollars a barrel
  United States                                                 $  12.55          18.54          21.05          17.34          15.81
  United Kingdom                                                   13.62          20.12          21.66          17.59          16.32
------------------------------------------------------------------------------------------------------------------------------------

MARKETING
Products sold - barrels a day
  United States/2/ - Gasoline                                     60,990         62,244         58,726         61,690         56,310
                   - Kerosine                                     10,170          9,301          9,644          9,626         11,355
                   - Diesel and home heating oils                 40,403         36,192         34,797         31,237         27,318
                   - Residuals                                    16,170         16,527         15,415         14,775         10,454
                   - Asphalt, LPG and other                        9,887          9,945          9,008          8,815          7,754
------------------------------------------------------------------------------------------------------------------------------------
                                                                 137,620        134,209        127,590        126,143        113,191
------------------------------------------------------------------------------------------------------------------------------------

  United Kingdom   - Gasoline                                     14,058         11,467         13,919         14,277         16,601
                   - Kerosine                                      4,369          3,795          4,353          4,387          6,044
                   - Diesel and home heating oils                 10,884          7,638          8,981          6,647          9,200
                   - Residuals                                     5,203          4,215          4,351          4,993          5,157
                   - LPG and other                                 1,579          1,862          2,011            930          3,264
------------------------------------------------------------------------------------------------------------------------------------
                                                                  36,093         28,977         33,615         31,234         40,266
------------------------------------------------------------------------------------------------------------------------------------
  Canada                                                             439            244            254            283            246
------------------------------------------------------------------------------------------------------------------------------------
   Total products sold/2/                                        174,152        163,430        161,459        157,660        153,703
===================================================================================================================================

Average gross margin on products sold - dollars a barrel
  United States/2/                                              $   1.47           1.79            .27            .47           1.14
  United Kingdom                                                    2.81           2.90           2.08           2.26           2.17
------------------------------------------------------------------------------------------------------------------------------------

Branded retail outlets/1/
  United States                                                      552            585            527            514            588
  United Kingdom                                                     389            396            424            465            470
  Canada                                                               8              6              7              7              8
------------------------------------------------------------------------------------------------------------------------------------

TRANSPORTATION
Pipeline throughputs of crude oil - Canada - barrels a day       170,236        188,685        183,130        173,720        159,517
------------------------------------------------------------------------------------------------------------------------------------

STOCKHOLDER AND EMPLOYEE DATA
Common shares outstanding/1/ (thousands)                          44,950         44,891         44,862         44,833         44,832
Number of stockholders of record/1/                                3,684          3,899          4,093          4,873          4,778
Number of full-time and part-time employees/1/                     1,566          1,446          1,406          1,889          1,827
Average number of full-time and part-time employees                1,498          1,421          1,777          1,874          1,852
Salaries, wages and benefits (thousands)                        $ 97,307         92,495         95,583         96,035         93,216
------------------------------------------------------------------------------------------------------------------------------------

/1/ At December 31.
/2/ Restated for 1997, 1996, 1995 and 1994.

DIRECTORS

R. Madison Murphy/1/
Chairman
Murphy Oil Corporation
El Dorado, Arkansas
Director since 1993

Claiborne P. Deming/1/
President and Chief Executive Officer
Murphy Oil Corporation
El Dorado, Arkansas
Director since 1993

B. R. R. Butler/3/,/4/
Managing Director, Retired
The British Petroleum Company p.l.c.
Holbeton, Devon, England
Director since 1991

George S. Dembroski/2/,/3/
Vice Chairman, Retired
RBC Dominion Securities Limited
Toronto, Ontario, Canada
Director since 1995

H. Rodes Hart/1/,/3/,/4/
Chairman and Chief Executive Officer
Franklin Industries, Inc.
Nashville, Tennessee
Director since 1975

Vester T. Hughes Jr./2/,/4/
Partner
Hughes & Luce
Dallas, Texas
Director since 1973

C. H. Murphy Jr./1/,/3/
Former Chairman of the Board
Murphy Oil Corporation
El Dorado, Arkansas
Director since 1950

Michael W. Murphy/1/,/2/,/3/
President
Marmik Oil Company
El Dorado, Arkansas
Director since 1977

William C. Nolan Jr./1/,/2/,/3/
Partner
Nolan and Alderson
El Dorado, Arkansas
Director since 1977

Caroline G. Theus/3/,/4/
President
Inglewood Land and Development Company
Alexandria, Louisiana
Director since 1985

Lorne C. Webster/2/,/3/
Chairman and Chief Executive Officer
Prenor Group Ltd.
Montreal, Quebec, Canada
Director since 1989


OFFICERS

R. Madison Murphy
Chairman

Claiborne P. Deming
President and Chief Executive Officer

Steven A. Cosse'
Senior Vice President and General Counsel

Herbert A. Fox Jr.
Vice President

Bill H. Stobaugh
Vice President

Odie F. Vaughan
Treasurer

Ronald W. Herman
Controller

Walter K. Compton
Secretary


DIRECTORS EMERITI

William C. Nolan

George S. Ishiyama


Committees of the Board
/1/  Member of the Executive Committee chaired by Mr. R. Madison Murphy.
/2/  Member of the Audit Committee chaired by Mr. Hughes.
/3/ Member of the Executive Compensation and Nominating Committee chaired by Mr. William C. Nolan Jr.
/4/  Member of the Public Policy and Environmental Committee chaired by Mr.
     Butler.

PRINCIPAL SUBSIDIARIES

MURPHY EXPLORATION & PRODUCTION COMPANY
131 South Robertson Street
New Orleans, Louisiana 70112
(504) 561-2811

Mailing Address:
P. O. Box 61780
New Orleans, Louisiana 70161-1780

Engaged worldwide in crude oil and
natural gas exploration and production.

Enoch L. Dawkins
President

John C. Higgins
Senior Vice President, U.S. Exploration and Production

S. J. Carboni Jr.
Vice President, U.S. Production

James R. Murphy
Vice President, U.S. Exploration

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

CORPORATE INFORMATION

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

Montreal Trust Company of Canada
151 Front Street West
Toronto, Ontario M5J 2N1

REGISTRAR
Harris Trust Company of New York
77 Water Street
New York, New York 10005

ANNUAL MEETING
The annual meeting of the Company's shareholders will be held at 10 a.m. on May 12, 1999, at the South Arkansas Arts Center, 110 East 5th Street, El Dorado, Arkansas. A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to all shareholders.

INQUIRIES
Inquiries regarding shareholder account matters should be addressed to:
     Walter K. Compton
     Secretary
     Murphy Oil Corporation
     P. O. Box 7000
     El Dorado, Arkansas 71731-7000

Members of the financial community should direct their inquiries to:
     Kevin G. Fitzgerald
     Director of Investor Relations
     Murphy Oil Corporation
     P. O. Box 7000
     El Dorado, Arkansas 71731-7000
     (870) 864-6272

ELECTRONIC PAYMENT OF DIVIDENDS
Shareholders may have dividends deposited directly into their bank accounts by electronic funds transfer. Authorization forms may be obtained from:
     Harris Trust and Savings Bank
     P. O. Box 830
     Chicago, Illinois 60690-9972
     (312) 461-2457



                               inside back cover

                                                             EXHIBIT 13 APPENDIX

                     MURPHY OIL CORPORATION - CIK 0000717423
                   Appendix to Electronically Filed Exhibit 13
    (1998 Annual Report to Security Holders, Which is Incorporated in This Form 10-K) Providing a Narrative of Graphic and Image Material Appearing on
                      Pages 1 Through 20 of Paper Format

Exhibit 13
 Page No.        Map Narrative
----------       -------------

        8        Gulf of Mexico - The locations and areal extent of acreage leased by the Company in the Gulf of Mexico (offshore Texas, Louisiana, Mississippi, Alabama and Florida) are shown. Each lease is colored to denote either (1) production or (2) exploration.

       12        Western Canada - The locations of the Company's productive oil and gas fields in the Canadian provinces of British Columbia, Alberta, Saskatchewan and Manitoba are shown. Each field is colored to denote (1) natural gas, (2) light oil,
                    (3) heavy oil, or (4) oil sands.

       14        United Kingdom - The locations and areal extent of acreage under license by the Company are shown in the U.K. sector of the North Sea and the Atlantic Margin area west of Britain and Ireland. Each lease is colored to denote either (1) production or (2) exploration.

       14        Malaysia - The locations and areal extent of the Company's recently acquired Malaysian acreage offshore Sarawak and Sabah are shown.

       16        Wal-Mart Sites Operational as of February 1999 - The locations of the Company's 35 gasoline stations in the parking areas of Wal-Mart stores in the southeastern United States are shown.

       18        United States - The locations of the Company's refineries in
                    Superior, Wisconsin and Meraux, Louisiana are shown along with depictions of the routes and means of moving finished products from the refineries into marketing areas and depictions of the locations of terminal facilities used to store and/or distribute products to retail outlets, wholesalers and consumers in the Upper Midwest and the Southeast.

       19        United Kingdom - The Company's jointly owned refinery in
                    Milford Haven, Wales is shown along with depictions of the routes and means of moving finished products from the refinery into U.K. marketing areas and depictions of the locations of terminal facilities used to store and/or distribute products to retail outlets, wholesalers and consumers.

                                   Ex. 13A-1

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)

Exhibit 13
Page No.         Picture Narrative
----------       -----------------

     4           Claiborne P. Deming, President and Chief Executive Officer of
                    Murphy Oil Corporation, is pictured.

     7           A nighttime view of the production platform for the Hibernia oil field offshore eastern Canada is shown.

     9           A semisubmersible drilling rig is shown at Ewing Bank Block
                    994 in the deepwater Gulf of Mexico. This successful well resulted in an important discovery for the Company in 1998.

    10           An onshore drilling rig is shown completing the successful
                    Guidry No. 1 well in Vermilion Parish, Louisiana. This well will likely prove up 50 billion cubic feet of reserves.

    12           A view is shown of the processing and upgrading facility at
                    Syncrude Canada Ltd. near Fort McMurray, Alberta. Based on current expansion plans, total synthetic oil production at Syncrude will increase to 400,000 barrels a day by 2007.

    13           The floating production storage and offloading vessel on
                    location at the Schiehallion field west of the Shetland Islands is shown.

    13           The Mungo field's unmanned production platform, flanked by a jack-up rig used to continue development drilling, is shown on location in the U.K. North Sea.

    15           An oil processing facility in Block 16 Ecuador is shown.
                    Murphy's production in Ecuador could increase significantly upon completion of a planned crude oil pipeline expansion.

    16           A Murphy USA station located in the parking area of the
                    Wal-Mart Supercenter in Callaway, Florida is shown. The Company will significantly expand the number of its stations at Wal-Mart stores during 1999.

    17           Processing units are shown at the Company's Meraux, Louisiana refinery, which posted its fourth consecutive record for annual crude oil throughput in 1998.

    19           Storage tanks and a ship fueling at the Company's new marine terminal at Duluth, Minnesota are shown. The terminal was opened in 1998 to service shipping traffic on Lake Superior.

                                   Ex. 13A-2

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)


Exhibit 13
Page No.         Picture Narrative (Contd.)
----------       --------------------------
    20           Claiborne Deming, President and CEO, is shown
                  presenting Judy Quick, an employee at the Company's Meraux refinery, with the 1998 Community Spirit
                  Award in recognition of her outstanding volunteer activities as an employee at the refinery.

                 Graph Narrative
                 ---------------
     1           INCOME CONTRIBUTION FROM CONTINUING
                 OPERATIONS BY FUNCTION
                   Excludes special items and Corporate activities.
                   Scale 0 to 160 (millions of dollars)
                                                                       1994       1995        1996       1997       1998
                                                                       ----      -----       -----      -----       ----
                    Refining, Marketing and
                      Transportation (top)                              30          2          14         57         49
                    Exploration and Production (bottom)                 45         30         102         85          6
                                                                       ----      -----       -----      -----       ----
                       Totals                                           75         32         116        142         55
                                                                       ====      =====       =====      =====       ====
                 This stacked vertical bar graph has totals
                   printed above bars.

     1           ESTIMATED NET PROVED HYDROCARBON RESERVES
                   Scale 0 to 450 (millions of oil equivalent barrels)
                                                                       1994       1995        1996       1997       1998
                                                                       ----      -----       -----      -----       ----
                    Ecuador and Other (top)                             36         30          27         31         32
                    United Kingdom                                      30         48          58         63         63
                    Canada                                             166        159         157        176        188
                    United States (bottom)                              96         97          96         92         97
                                                                      ----      -----       -----      -----       ----
                       Totals                                          328        334         338        362        380
                                                                      ====       =====       =====      =====      ====
                 This stacked vertical bar graph has totals
                   printed above bars.

     2           CASH FLOW FROM CONTINUING OPERATIONS BY FUNCTION
                    Excludes special items, Corporate activities, and changes in noncash working capital.
                    Scale 0 to 500 (millions of dollars)
                                                                       1994       1995        1996       1997       1998
                                                                       ----      -----       -----      -----       ----
                    Refining, Marketing and
                      Transportation (top)                              38         51          59        100         89
                    Exploration and Production (bottom)                316        270         343        365        268
                                                                      ----      -----       -----      -----       ----
                        Totals                                         354        321         402        465        357
                                                                     =====      =====       =====      =====       ====
                 This stacked vertical bar graph has totals
                   printed above bars.



                                   Ex. 13A-3

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)

Exhibit 13
 Page No.        Graph Narrative (Continued)
 --------        ---------------
     2           CAPITAL EXPENDITURES BY FUNCTION
                    Scale 0 to 500 (millions of dollars)
                                                                      1994       1995        1996       1997       1998
                                                                      ----       ----        ----       ----       ----
                    Corporate (top)                                      5          2           1          7          2
                    Refining, Marketing and
                      Transportation                                    95         53          43         38         55
                    Exploration and Production (bottom)                286        232         374        423        332
                                                                      ----       ----        ----       ----       ----
                       Totals                                          386        287         418        468        389
                                                                      ====       ====        ====       ====       ====
                This stacked vertical bar graph has totals
                   printed above bars.

     4           HYDROCARBON PRODUCTION REPLACEMENT
                    Scale 0 to 180 (percent of production)
                                                                      1994       1995        1996       1997       1998
                                                                      ----       ----        ----       ----       ----
                                                                       147        117         111        165        150
                 This vertical bar graph has values printed
                   above bars.

     6           NET HYDROCARBONS PRODUCED
                    Scale 0 to 120 (thousands of oil equivalent
                     barrels a day)
                                                                      1994       1995        1996       1997       1998
                                                                      ----       ----        ----       ----       ----
                    Ecuador and Other (top)                              5          7           7          8          8
                    United Kingdom                                      15         17          16         16         18
                    Canada                                              28         30          30         32         36
                    United States (bottom)                              46         45          37         46         36
                                                                      ----       ----        ----       ----       ----
                       Totals                                           94         99          90        102         98
                                                                      ====       ====        ====       ====       ====
                 This stacked vertical bar graph has totals
                   printed above bars.

    10           CAPITAL EXPENDITURES - EXPLORATION AND PRODUCTION
                    Scale 0 to 480 (millions of dollars)
                                                                      1994       1995        1996       1997       1998
                                                                      ----       ----        ----       ----       ----
                    Ecuador and Other (top)                             62         29          21         38         32
                    United Kingdom                                      34         33          69         91         71
                    Canada                                             111         99          99        147        108
                    United States (bottom)                              79         71         185        147        121
                                                                      ----       ----        ----       ----       ----
                       Totals                                          286        232         374        423        332
                                                                      ====       ====        ====       ====       ====
                 This stacked vertical bar graph has values
                   printed above bars.

    11           WORLDWIDE EXTRACTION COSTS
                    Scale 0 to 10.50 (dollars per equivalent barrel)
                                                                      1994       1995        1996       1997       1998
                                                                      ----       ----        ----       ----       ----
                    Depreciation, Depletion and
                      Amortization (top)                              4.71       5.06        4.48       4.62       4.58
                    Production Expense (bottom)                       4.72       4.64        4.87       4.41       4.35
                                                                      ----       ----        ----       ----       ----
                       Totals                                         9.43       9.70        9.35       9.03       8.93
                                                                      ====       ====        ====       ====       ====
                 This stacked vertical bar graph has values for
                   each component printed within bars and totals
                   printed above bars.

                                   Ex. 13A-4

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)

Exhibit 13
 Page No.        Graph Narrative (Continued)
---------        ---------------
    18           CAPITAL EXPENDITURES - REFINING, MARKETING
                  AND TRANSPORTATION
                    Scale 0 to 120 (millions of dollars)
                                                                      1994       1995        1996       1997       1998
                                                                      ----       ----        ----       ----       ----
                    Canada (top)                                         3          4           8          5          3
                    United Kingdom                                      12         22          14          4          7
                    United States (bottom)                              80         28          21         29         45
                                                                      ----       ----        ----       ----       ----
                       Totals                                           95         54          43         38         55
                                                                      ====       ====        ====       ====       ====
                 This stacked vertical bar graph has totals
                   printed above bars.

    19           REFINED PRODUCTS SOLD
                    Scale 0 to 200 (thousands of barrels a day)
                                                                      1994       1995        1996       1997       1998
                                                                      ----       ----        ----       ----       ----
                    United Kingdom (top)                                40         31          33         29         36
                    United States (bottom)                             114        127         128        134        138
                                                                      ----       ----        ----       ----       ----
                       Totals                                          154        158         161        163        174
                                                                      ====       ====        ====       ====       ====
                 This stacked vertical bar graph has totals
                   printed above bars.

                                   Ex. 13A-5