Form 10-K, Exhibit 13
period 1999-12-31
MURPHY OIL CORP /DE
filed 2000-03-23
CIK 717423

                                                                      EXHIBIT 13

                            MURPHY OIL CORPORATION
                              1999 ANNUAL REPORT

                                   CONTENTS

Murphy Oil at a Glance...............................................   1

Highlights...........................................................   3

Letter to the Shareholders...........................................   4

Exploration and Production...........................................   6

Refining, Marketing & Transportation.................................  16

Corporate Responsibility.............................................  20

Statistical Summary..................................................  21

Directors and Officers...............................................  23

Principal Subsidiaries...............................................  24

Corporate Information.................................. inside back cover

As used in this report, the terms Murphy, Murphy Oil, we, our, its and Company may refer to Murphy Oil Corporation or any one or more of its consolidated subsidiaries. The Company's interest percentage in exploration and production projects and other jointly owned facilities is shown following the name of each field, block or facility.

                            MURPHY OIL AT A GLANCE

Murphy Oil Corporation is a worldwide oil and gas exploration and production company with refining and marketing operations in the United States and the United Kingdom. In 1999, Murphy's long-standing philosophy of conservative financial management, selective investment and carefully calculated risk-taking enabled the Company to successfully weather wildly fluctuating commodity prices and report record results from its upstream operations.

Murphy's exploration and production activities are centered in four of the world's premier oil and natural gas regions: the Gulf of Mexico and onshore South Louisiana, off the east coast of Canada, western Canada and the United Kingdom. Significant achievements during 1999 included two important deepwater Gulf of Mexico discoveries, record hydrocarbon production, and the acquisition of highly prospective exploration acreage off the coasts of Nova Scotia and Malaysia. The Company continued to lower its per-barrel production costs, and for the ninth consecutive year, proved reserves grew. Murphy's production profile, one of the strongest in the industry, improved in 1999 due to growing volumes from low-cost, long-lived properties now on line -- Hibernia, Schiehallion and Mungo/Monan.

Downstream operations were highlighted by the Wal-Mart project. In 1999, Murphy built an additional 113 stations in Wal-Mart parking areas, bringing the number of stations in operation to 145 at year end. The Wal-Mart project -- with

[GRAPH -- INCOME CONTRIBUTION FROM CONTINUING OPERATIONS BY FUNCTION]

[GRAPH -- CASH FLOW FROM CONTINUING OPERATIONS BY FUNCTION]

[GRAPH -- HYDROCARBON PRODUCTION REPLACEMENT]

[GRAPH -- CAPITAL EXPENDITURES BY FUNCTION]

its well-designed and well-executed strategy -- is one of the Company's impact investments and positions Murphy as an industry leader in the evolving retail landscape. The focus at the Company's three refineries continues to be reliability and on-stream efficiency.

Worldwide, Murphy's continued emphasis on employee safety and training, environmental responsibility and corporate citizenship are evidenced by a record of achievement far above industry norms.

After emerging from a period of extremely low oil prices, Murphy recorded strong 1999 operating results. Exploration successes, driven by a commitment to premier geologic plays, have added high-impact projects to the Company's development portfolio. As expected, increasing output from legacy properties has led to record hydrocarbon production. Continued expansion of the Wal-Mart program exemplifies the excellent array of investment opportunities available to the Company across all segments of the enterprise.

In 1999, Murphy's long-term commitment to its core principles was justly rewarded, and the Company is well-positioned to build on that foundation in the years to come.

[PICTURE APPEARS HERE]

                                  HIGHLIGHTS

FINANCIAL
----------------------------------------------------------------------------------------
(Thousands of dollars except per share data)           1999          1998           1997
----------------------------------------------------------------------------------------
For the Year*
----------------------------------------------------------------------------------------
Revenues                                        $ 2,041,198     1,698,848      2,137,767
Net income (loss)                                   119,707       (14,394)       132,406
Cash dividends paid                                  62,950        62,939         60,573
Capital expenditures                                386,605       388,799        468,031
Net cash provided by operating activities           368,878       321,091        401,843
Average Common shares outstanding - diluted      45,030,225    44,955,679     44,960,907

----------------------------------------------------------------------------------------
At End of Year
----------------------------------------------------------------------------------------
Working capital                                 $   105,477        56,616         48,333
Total assets                                      2,445,508     2,164,419      2,238,319
Notes payable                                       248,569       189,705         28,367
Nonrecourse debt of a subsidiary                    144,595       143,768        177,486
Stockholders' equity                              1,057,172       978,233      1,079,351

----------------------------------------------------------------------------------------
Per Share of Common Stock*
----------------------------------------------------------------------------------------
Net income (loss) - diluted                     $      2.66          (.32)          2.94
Cash dividends paid                                    1.40          1.40           1.35
Stockholders' equity                                  23.49         21.76          24.04
----------------------------------------------------------------------------------------

* Includes special items that are detailed in Management's Discussion and Analysis, page 9 of the attached Form 10-K report.


OPERATING
-----------------------------------------------------------------------------------------
For the Year                                                   1999       1998       1997
-----------------------------------------------------------------------------------------
Net crude oil and gas liquids produced - barrels a day       66,083     59,128     57,494
  United States                                               8,461      7,798     10,760
  International                                              57,622     51,330     46,734

Net natural gas sold - thousands of cubic feet a day        240,443    230,901    268,669
  United States                                             171,762    169,519    211,207
  International                                              68,681     61,382     57,462

Crude oil refined - barrels a day                           143,204    165,580    161,560
  United States                                             115,812    134,800    134,854
  United Kingdom                                             27,392     30,780     26,706

Petroleum products sold - barrels a day                     159,042    174,152    163,430
  United States                                             126,195    137,620    134,209
  United Kingdom                                             32,251     36,093     28,977
  Canada                                                        596        439        244
-----------------------------------------------------------------------------------------

[PICTURE APPEARS HERE]

                          LETTER TO THE SHAREHOLDERS

DEAR FELLOW SHAREHOLDER:

By almost every meaningful measure -- earnings, exploration success, production growth, reserve replacement, finding and development costs, and retail expansion -- 1999 was a very good year for Murphy Oil Corporation. Earnings before special items rose to $100 million ($2.22 a share). That is a healthy 130% increase over 1998 and reflects the impact of higher crude oil and natural gas sales prices as well as a 9% increase in net hydrocarbon production. Net income for 1999 totaled $119.7 million ($2.66 a share) compared to a loss of $14.4 million ($.32 a share) in 1998. Cash provided by operations, the source of funds for future growth, increased to $368.9 million ($8.19 a share) in 1999.

More telling than the numbers, however, are the events that transpired during 1999. Initiatives such as deepwater Gulf of Mexico exploration that started several years ago began contributing to the Company's success. As a result, we can now identify the assets that will provide future growth and complement the extraordinarily strong core assets of Murphy -- Hibernia, Syncrude, Schiehallion and Terra Nova. These core assets, all long-lived, low-cost oil fields, provide strength and stability that very few oil and gas companies enjoy. What we lacked, however, was a demonstrable means to grow beyond this base. Now we have it. I will review the year, highlighting the properties and programs that provide our future.

Murphy made two significant deepwater Gulf of Mexico discoveries in 1999. The first, Habanero (33.8%), was announced in February and the second, Medusa (60%), was announced in October. Habanero is located in Garden Banks Block 341 in the Auger Basin and has a field size within a range of 75 to 100 million barrels of oil equivalent. Importantly, this discovery sets up two similar prospects located immediately to the north called Moccasin (37.5%) and South Moccasin (37.5%). Murphy-operated Medusa, located in Mississippi Canyon Blocks 538/582, has been substantially delineated and has estimated reserves of about 80 million barrels of oil equivalent. The Medusa development team is in place, with first oil currently targeted for the second quarter of 2002.

Although important in their own right, the Habanero and Medusa discoveries also serve to establish the validity and credibility of our deepwater program and provide a successful introduction to a prospect inventory that Murphy began building in 1995. Of course there will be disappointments along the way, but Murphy continues to grow its portfolio of drillable prospects, several of which will be tested this year.

Your Company's international frontier exploratory program also increased its pace and intensity last year.

[GRAPH -- ESTIMATED NET PROVED HYDROCARBON RESERVES]

Similar to the deepwater Gulf of Mexico, this program is focused on proven basins that are early in their exploration cycle. Murphy added 740,000 net acres in eight blocks in the highly prospective, gas-prone Scotian Shelf offshore Nova Scotia. Two of these large acreage blocks are adjacent to the Sable Island Gas Project, which started delivering natural gas to New England in November. This basin is one of very few in North America that can provide the opportunity for multitrillion cubic foot gas discoveries. In addition, Murphy acquired concessions covering three large offshore blocks in Malaysia. Two are shallow-water blocks, which contain identified structures with exploitation potential. The third is a rank wildcat deepwater block, which also contains structures and is adjacent to Brunei and blocks held by major oil companies.

Your Company set a hydrocarbon production record in 1999. Volumes will be flat to down this year, primarily due to declines in Gulf of Mexico natural gas production as we shift investment dollars to deep water. Nevertheless, Murphy will establish another record in 2001, when Terra Nova (12%) comes on stream. This field will provide approximately 15,000 barrels a day for Murphy's account when it reaches its plateau rate. Yet another production record should be set in 2002, when Medusa starts up. Likewise, hydrocarbon reserves reached record levels at year-end 1999, increasing for the ninth consecutive year and exceeding 400 million barrels of oil equivalent for the first time.

Your Company built 113 stations at Wal-Mart sites during 1999 and plans to construct 150 more this year. Sales volume per station averaged 200,000 gallons a month towards year end, one of the best in the nation for a large network. We added seven states in the Midwest to the 13 southern states that comprise our Wal-Mart territory. High volumes, minimal capital costs and excellent locations create a low-cost, competitive business enterprise. My hat is off to the entrepreneurial Murphy people who created this industry-leading opportunity.

During the trying days of 1998 and early 1999, we prudently trimmed programs yet maintained a core investment strategy. Your Company never lost momentum and picked up key exploratory acreage in the deepwater Gulf of Mexico, Scotian Shelf and Malaysia as well as sealed the Wal-Mart deal during this period. Those decisions laid the foundation for where we are today. Our strategy is sound and proven. On the upstream side, our Company is drill-bit focused, primarily in basins that have proven hydrocarbon systems with large reserve potential. Over time, this is the best way to add low-cost, sizable reserves that deliver profitable growth. Nevertheless, if a unique acquisition that complements existing assets becomes available, we have the balance sheet strength and flexibility to make the deal. On the downstream side, Wal-Mart is our focus. The Meraux refinery will be upgraded to make low sulfur gasoline and diesel to provide "green" products for this premier distribution and marketing system.

Charles H. Murphy Jr., the Company's founder and retired CEO and Chairman, steps down from the Board in May after 50 years of service. Charles' genius, as Jack McNutt, my predecessor, once observed, was his ability to see "over the horizon." This unique gift, as well as Charles' insights, witticisms and loyalty will be missed.

Two other valued directors -- Vester Hughes and Lorne Webster -- will also retire in May. Vester has been a director for 27 years and a trusted advisor as well as a valued friend to Murphy. Lorne joined the Board in 1989, bringing many years of experience from the Canadian business community. We will miss their views and advice in the years ahead.

We were extremely fortunate to add Robert Hermes of Houston to the Board in November of last year. Bob is a recognized expert in downstream issues and his counsel will be invaluable.

In addition, Ron Herman, a 25-year employee of the Company will retire March 1, 2000 after nine years as Controller. Ron's intelligence, work ethic and good judgment will be sorely missed. John Eckart will move up from Assistant Controller to take Ron's place.

The future will undoubtedly bring more challenges, but our asset base and our people are the best in this Company's history. As a result, we will meet these challenges and continue to deliver accelerating future growth.

As always, I appreciate your support.


/s/ Claiborne P. Deming
Claiborne P. Deming
President and Chief Executive Officer

February 17, 2000
El Dorado, Arkansas

                          EXPLORATION AND PRODUCTION

THE YEAR IN REVIEW

Continued long-term success in Murphy's exploration and production activities remains the critical component in the Company's ability to achieve strategic, profitable growth. Significant achievements in 1999 included two important discoveries in the deepwater Gulf of Mexico, record hydrocarbon production levels, and the acquisition of highly prospective exploration acreage off the coasts of Nova Scotia and Malaysia.

The improvement in oil prices in the second half of the year, combined with the growing production profile, resulted in record earnings from the Company's exploration and production operations in 1999. Such earnings before special items totaled $121.2 million in 1999 compared to $5.8 million in 1998. Proved reserves at the end of 1999 increased to a Company record 401 million barrels of oil equivalent -- the ninth consecutive year that Murphy has more than replaced its production. Importantly, this growth did not come at the expense of a reduced competitive position as the Company's concerted effort to manage its cost structure aggressively resulted in a continued decline in unit operating expenses and finding and development costs. Record worldwide production of 106,157 barrels of oil equivalent a day represented a 9% increase over 1998.

Murphy's upstream activities are centered in four of the world's premier, politically secure oil and natural gas regions: the Gulf of Mexico and onshore South Louisiana, off the east coast of Canada, western Canada and the United Kingdom.

Approximately two-thirds of Murphy's exploration capital was invested in the Gulf of Mexico and onshore South Louisiana in 1999, and a similar allocation is budgeted for 2000. In the Gulf of Mexico, Murphy has shifted its emphasis from the continental shelf to deep water, which offers better opportunities to identify prospects with impact reserve potential. Building on the successful deepwater exploration efforts achieved in 1998, the

EXPLORATION AND PRODUCTION

                                                                                   1999        1998        1997
-----------------------------------------------------------------------------------------------------------------
(Thousands of dollars)
Income contribution before special items                                        $  121,182       5,809     84,984

Total assets                                                                     1,497,770   1,385,879  1,402,684

Capital expenditures                                                               295,959     331,647    423,181
-----------------------------------------------------------------------------------------------------------------
Crude oil and liquids produced - barrels a day                                      66,083      59,128     57,494

Natural gas sold - MCF a day                                                       240,443     230,901    268,669

Total hydrocarbons produced - oil equivalent barrels a day                         106,157      97,612    102,272

Net proved hydrocarbon reserves - thousands of oil equivalent barrels              400,800     379,900    362,100


[PICTURE APPEARS HERE]

Company added two discoveries to its development portfolio during 1999.

Production from the Hibernia oil field (6.5%) offshore eastern Canada continued to ramp up throughout 1999. On balance, the field is performing better than originally anticipated, and regulatory approval has been sought in 2000 to increase average annual gross production to 180,000 barrels a day. The nearby Terra Nova development project (12%) is expected to deliver first oil in early 2001. Plateau production rate estimates have recently been increased to approximately 130,000 gross barrels of crude oil a day. Murphy's Canadian activities also include an interest in Syncrude (5%), the world's largest producer of synthetic crude oil from oil sands. In addition, the Company has established an impressive portfolio of acreage offshore Nova Scotia, giving Murphy a foothold in one of the very exciting natural gas plays in North America.

The Company's U.K. properties continued to provide significant production during 1999. A full year of production from the Schiehallion (5.9%) and Mungo/Monan (12.7%) oil fields, which both came on stream during the third quarter of 1998, resulted in a 33% increase in the Company's U.K. oil production. As the North Sea basin continues to mature, growth opportunities will diminish and the Company's efforts will focus on harvesting the existing asset base.

[GRAPH -- WORLDWIDE FINDING AND DEVELOPMENT COSTS]

[GRAPH -- NET HYDROCARBONS PRODUCED]

[MAP -- PRIMARY AREAS OF UPSTREAM ACTIVITIES]

Murphy also has a growing international frontier program that seeks to acquire high-interest ownership positions in a world-class portfolio of prospects, preferably early in the exploration cycle of these emerging basins. Frontier areas of particular note include the Atlantic Margin; Ecuador; and Malaysia, where a local office was established during 1999 to commence exploration activities on the three offshore blocks acquired earlier in the year.

A review of the Company's principal exploration and production activities is presented in the sections that follow. Murphy's working interest percentage is shown, generally following the name of each field or block. Unless otherwise indicated, average daily production rates are net to the Company after deduction for royalty interests. Oil production includes crude oil, condensate and natural gas liquids where applicable.

UNITED STATES

Murphy's U.S. operations during 1999 were highlighted by discoveries in the deepwater region of the Gulf of Mexico and onshore South Louisiana. Additions to the Company's U.S. proved reserves totaled 22.5 million barrels of oil equivalent, which replaced 166% of U.S. production. Finding and development costs for the United States were $4.21 an equivalent barrel for the year, continuing the marked decline experienced over the last few years. Daily U.S. production for 1999 averaged 37,088 barrels of oil equivalent, an increase of 3% from a year ago. Additionally, Murphy participated in two 1999 Gulf of Mexico federal lease sales, acquiring interests ranging from 40% to 100% in 19 blocks, 18 of which are in deep water, where the Company currently has an interest in 110 leases.

[MAP -- GULF OF MEXICO]

The shifting focus in the Gulf of Mexico to deep water has resulted in the continuing dedication of a large percentage of exploration capital to the area. The deepwater Gulf is well known for its potential for discoveries with impact reserves, and Murphy has positioned itself as an early mover in collecting a robust portfolio of such prospects.

Murphy's strategy is to drill four to six deepwater wells per year in this premier basin. Aggressive participation in Gulf of Mexico lease sales and ongoing acreage evaluation should provide the Company with attractive prospects for many years.

During 1999, discoveries were made at Garden Banks Block 341 (Habanero, 33.8%) and Mississippi Canyon Blocks 538/582 (Medusa, 60%). The Habanero discovery, located in approximately 2,000 feet of water, encountered over 250 net feet of oil pay in two zones, with current gross reserve estimates of 75 to 100 million barrels of oil equivalent. Furthermore, success at Habanero has enhanced the potential of two nearby prospects to the north -- Garden Banks Block 253 (Moccasin, 37.5%) and Garden Banks Block 297 (South Moccasin, 37.5%). These prospects each target reserves in the range of 100-plus million barrels of oil equivalent, and development scenarios in this area will depend on drilling results. Current plans project the Habanero area being placed on stream in 2003. The Medusa discovery, located in approximately 2,200 feet of water, penetrated 161 net feet of oil pay in three intervals. Appraisal activities have included two successful sidetracks into a separate fault block, and an additional well commenced in January 2000. Current gross reserve estimates are approaching 80 million barrels of oil equivalent. Development alternatives are presently being evaluated and first oil is expected in 2002.

[MAP -- MEDUSA]

[PICTURE APPEARS HERE]

[GRAPH -- CAPITAL EXPENDITURES -- EXPLORATION AND PRODUCTION]

Complementing the successes of Habanero and Medusa, planned deepwater activity in 2000 also includes drilling at Green Canyon Block 25 (Sidewinder, 42.5%) near the 1998 discovery well at Ewing Bank Block 994 (Boomslang, 45%). Results of this well will determine the type of development required.

In the shallower waters of the Gulf of Mexico, exploitation drilling is planned in 2000 for certain producing fields as well as selective drilling on untested prospects, some of which will be obtained via joint participation or farm-in of third party acreage.

Murphy has a 33.3% interest in the Destin Dome Block 56 unit located in federal waters 30 miles off the coast of Florida. The unit is one of the largest undeveloped natural gas discoveries remaining in the United States. Along with its two partners, Murphy filed a development plan in 1996 with the U.S. Minerals Management Service. A rigorous regulatory process designed to protect the environment and ensure compatibility with other uses of surrounding areas is under way, but opposition to development exists. Completion of this process will extend well into 2000 and possibly beyond.

Natural gas discoveries in the Murphy-operated Wright field (50%) have confirmed Murphy's renewed interest in prolific onshore South Louisiana. The Broussard well, completed in

[PICTURE APPEARS HERE]

1999, logged 150 net feet of natural gas pay in the Marg Tex sand interval. A third Wright field well, named Langlinais, was spudded in January 2000. Due to the attractiveness of this gas-prone province, an evaluation program is currently in place to identify additional regional prospects. Murphy's success onshore South Louisiana will be fundamental in providing near-term production opportunities while larger deepwater projects proceed through development.

CANADA

Murphy's Canadian holdings include three of the country's most significant oil assets (Syncrude, Hibernia and Terra Nova); a portfolio of heavy oil, light oil and natural gas properties in western Canada; and exploratory acreage offshore Nova Scotia. Production activities in 1999 established record Canadian volumes for both oil and natural gas. Murphy participated in several natural gas discoveries, and added significantly to acreage and seismic data, particularly offshore Nova Scotia.

Syncrude, the world's largest producer of synthetic crude oil from oil sands, set a record for annual production of 81.4 million barrels, or 10,997 barrels a day net to Murphy. Lease acquisitions in recent years will ensure ample bitumen feedstock for many years. Syncrude is in the midst of a four-phase expansion aimed at increasing production and reducing fixed operating costs per barrel. Phase II, including a debottlenecking of the existing plant and start-up of the Aurora mine, will be completed in 2000, netting additional productive capacity. Engineering is under way for Phase III, which includes a new coker and an additional mining train at Aurora, both of which are planned to be operational by 2004. Phase IV includes more mining and upgrading capacity. Successful implementation of all phases has the potential to raise gross production to 166 million barrels a year by 2007.

In 1999, operations at the Hibernia oil field produced 6,404 barrels of oil a day, but suffered from reliability

[GRAPH -- WORLDWIDE EXTRACTION COSTS]

[PICTURE APPEARS HERE]

[MAP -- SCOTIAN SHELF]

issues, primarily related to early operations on a complex platform. Several design shortcomings were identified and corrected. Despite these disappointments, reservoir performance in the Hibernia sands exceeded expectations. This resulted in increasing Murphy's ultimate recovery estimates for the field to over 700 million gross barrels. At year end, the platform was demonstrating stabilized throughputs of over 150,000 gross barrels a day, and was tested at 180,000 barrels a day for short periods of time. During 2000, significant efforts will be directed towards increasing production rates and improving reliability. Future development efforts will begin to focus more on the Avalon sands, which contain the bulk of the oil in place and represent the potential for further reserve additions. Drilling plans for 2000 include an exploration well at Southwest Hibernia to test a potential accumulation of thicker Avalon sands on the flank of the main field structure.

Construction activities continued throughout 1999 on the 350 to 400 million barrel Terra Nova project. The floating production, storage and offloading vessel (FPSO) is nearing completion in Korea and will be transported to Bull Arm, Newfoundland in the second quarter of 2000. Topside equipment will be installed and commissioned prior to field installation near year end. Marine operations commenced in 1999, including sea floor excavations to provide iceberg protection for wellheads and subsea manifolds, installation of mooring equipment and drilling of the first development well. Drilling will continue throughout 2000 and first oil production is anticipated in early 2001.

Organizational modifications at Hibernia and Terra Nova are being made to capture synergies between the operations,

[PICTURE APPEARS HERE]
improve the focus on operational excellence, and utilize knowledge acquired from Hibernia's operations as Terra Nova comes on stream. Murphy has booked less than half of its share of estimated ultimate reserves from Hibernia and Terra Nova, and the Company expects to add proved reserves as additional fault blocks are successfully tested and as more performance history is established.

Heavy oil prices in western Canada staged a remarkable recovery in 1999 as narrow heavy oil price differentials caused by declining supply coincided with strong worldwide crude oil prices. Reactivated capital spending and start-up of shut-in wells and projects raised Murphy's volumes to around 10,000 barrels a day by year end, compared to the year's average of 9,099 barrels a day. Capital spending in 2000 will include drilling of up to 40 low-cost vertical and horizontal wells.

Murphy's natural gas production in western Canada reached record levels of 56 million cubic feet a day through a combination of exploitation and exploration successes. Exploratory drilling took place during the year at Josephine (50%), Hotchkiss (100%), Snowfall (25%) and Parkland (100%). In addition, Murphy has a 33.3% interest in a successful well at Chicken Creek in the British Columbia foothills that is currently being tied in and will increase Canadian natural gas production during 2000. Additional acreage on this trend was acquired at a 50% working interest. At year end, Murphy initiated a four-well drilling program in the South Hamburg area, which resulted in a January 2000 discovery that tested at over 30 million gross cubic feet of natural gas a day. Drilling continues, and pipeline construction has commenced to provide early production from this area. Further foothills exploration is planned later in 2000.

One of the most significant industry events in Canada in 1999 was the April lease sale on the Scotian Shelf, in which a significant portion of the prospective acreage offshore Nova Scotia was awarded. At that sale, Murphy acquired interests in three blocks, which attracted some of the highest bids, including the Southampton (25%) and Annapolis (20%) tracts immediately south of the Sable Island project. Five blocks were added in the October sale, increasing the Company's gross leasehold in the area to 3.7 million acres, with a 25% average working interest. A 3-D seismic survey is under way over the Southampton and Annapolis blocks, and drilling plans should be firm by early 2001.

UNITED KINGDOM

Murphy's production in the United Kingdom averaged 22,612 barrels of oil equivalent a day in 1999, an increase of 29% from a year ago. The increase was due primarily to a full year of production from new fields that came on stream during 1998. These include the Mungo and Monan fields (12.7%), which are part of the seven-field Eastern Trough Area Project integrated development, and the Schiehallion field (5.9%), which is located west of the Shetland Islands. Development drilling activities will continue in 2000.

The Mungo/Monan fields produced over 5,500 barrels of oil a day in 1999. Producing through an unmanned platform, Mungo/Monan is a flagship development that utilizes technology and existing infrastructure. Crude oil production from Schiehallion averaged over 6,500 barrels

[MAP -- ECUADOR]

a day at the end of 1999. Extending across five blocks, Schiehallion contains over 400 million gross barrels of oil and is expected to produce for another 15 years.

As the North Sea basin matures, the Company foresees fewer growth opportunities in this region. Accordingly, Murphy has shifted emphasis to portfolio rationalization and to exploration acreage in the Atlantic Margin, including west of Britain and Ireland and offshore the Faroe Islands. Exploration activity in these areas was down significantly due to low oil prices in the first part of 1999, and exploratory drilling related to the initial license phases has been delayed. In preparation for this drilling, previously agreed seismic commitments have largely been fulfilled.

ECUADOR

Murphy's production from Block 16 (20%) in Ecuador averaged 7,104 barrels of oil a day in 1999, down 8% from 1998. Lack of pipeline export capacity significantly hampered production levels, but plans to expand the system are being actively pursued with industry partners. Ongoing development drilling has met with continued success, including the drilling of the horizontal Ginta B-4 well, which tested at initial rates of 18,170 gross barrels of oil a day. This is the eleventh horizontal well drilled on this block and further confirms the success of this technique for generating high rate, quick payout wells. Additionally, two successful exploration wells were drilled in Block 16 during 1999.


[PICTURE APPEARS HERE]

MALAYSIA

Exploration activities offshore Malaysia in the three newly acquired blocks operated by Murphy progressed during 1999 with the establishment of an office in Kuala Lumpur and preparations to begin seismic acquisition early in 2000. Additional technical work throughout the year has high-graded specific target areas within the Company's acreage. Blocks SK 309 (85%) and SK 311 (85%) are contiguous shallow-water blocks covering 2.4 million acres and carry a $15 million five-year work commitment, which includes seismic data acquisition and four exploratory wells. Both blocks contain a number of attractive features and contain previously discovered oil and gas deposits. Exploitation work will be geared toward near-term production opportunities. Block K (80%) covers 4.1 million undrilled acres in water depths of 4,800 to 10,000 feet. A loose grid of existing seismic data has been used to identify several large structures and the potential for various geologic plays. Commitments include a seismic program and one exploratory well over seven years, with a minimum expenditure of $14 million. Murphy is the third largest holder of exploration acreage in Malaysia behind two of the world's largest oil companies. In addition to the development of the existing prospect base in Malaysia and identification of new opportunities there, Murphy plans to use its Malaysian office as a base from which to evaluate additional ventures in the region.


[PICTURE APPEARS HERE]

[MAP -- MALAYSIA]

                     REFINING, MARKETING & TRANSPORTATION

THE YEAR IN REVIEW

Murphy Oil's refining, marketing and transportation strategy remains focused: develop prudent, cost-effective means to supply the end user; target reduction of operating costs while increasing operational efficiency and reliability; seek out appropriate joint ventures; and continue the Company's commitment to environmental protection and performance.

The Company's refining, marketing and transportation businesses are centered around major assets in the United States, the United Kingdom and western Canada.

The most exciting development for Murphy's downstream operations in 1999 was the rapid expansion of the Company's program to build high-volume, low-cost retail gasoline stations, primarily in the parking areas of Wal-Mart Supercenters. During the year, 113 such stations were built, increasing the total to 145 in operation at the end of 1999 and giving the Company a leading position in the growing U.S. market of gasoline sales at nontraditional locations. With an expanding marketing area that now includes seven states in the Midwest, the program will experience significant growth in 2000 as 150 additional sites are slated for construction. All Wal-Mart stations operate under the Murphy USA(R) brand. Operational results have been compelling, with immediate and strong customer acceptance.

Through a network of 27 Company-owned terminals and numerous terminals owned by others, Murphy supplied products to 625 retail and branded wholesale stations at year end in the United States, along with

REFINING, MARKETING & TRANSPORTATION

                                                   1999          1998       1997
----------------------------------------------------------------------------------
(Thousands of dollars)

Income contribution before special items        $  14,881       49,230     56,738

Total assets                                      838,295      676,517    750,626

Capital expenditures                               88,075       55,025     37,483
----------------------------------------------------------------------------------
Crude oil processed - barrels a day               143,204      165,580    161,560

Products sold - barrels a day                     159,042      174,152    163,430

Average gross margin on products sold -
 dollars a barrel

   United States                                $     .70         1.47       1.79

   United Kingdom                                    3.38         2.81       2.90

[PICTURE APPEARS HERE]
numerous unbranded wholesale customers, in a total of 22 states. In the United Kingdom, Murphy supplied 384 MURCO stations from 10 terminals, three of which are owned by the Company.

The year 1999 was a difficult one for U.S. refiners, who experienced the lowest margins in recent years. As a result, earnings from Murphy's downstream activities before special items were $14.9 million in 1999, down from $49.2 million earned in 1998.

UNITED STATES

Murphy's refinery at Meraux, Louisiana is capable of processing 100,000 barrels of crude oil a day. Crude oil is supplied to the refinery by pipeline through the Louisiana Offshore Oil Port (3.2%) or by ocean tanker directly to the Mississippi River dock. Products are transported by barge or pipeline to a network of terminals, 22 of which are wholly or jointly owned. This network supplied 145 Murphy USA stations at Wal-Mart sites and 238 SPUR(R) branded stations at December 31, 1999.

As a result of the focus on reliability and on-stream efficiency, the Meraux refinery concluded a record 51 months between scheduled turnarounds in January 1999. As a result of this maintenance downtime, refinery crude oil throughput of 82,410 barrels a day was lower than in 1998.

Engineering is under way for a capital program to allow the Meraux refinery to produce "green" products while reducing emissions of greenhouse gases. This investment is targeted to allow the refinery to cost effectively meet future


[MAP -- WAL-MART SITES]

[GRAPH -- CAPITAL EXPENDITURES - REFINING MARKETING AND TRANSPORTATION]

[PICTURE APPEARS HERE]
sulfur limits for gasoline and diesel and to improve its position in the highly competitive Gulf Coast market.

Murphy's Superior, Wisconsin refinery can process 35,000 barrels a day of crude oil, which is supplied to the refinery by pipeline from Canada and the northern United States. Products are sold in the local market or supplied via pipeline for sales in eight states through a network of terminals, five of which are wholly owned. This system supplied products to 242 owned or branded SPUR stations at December 31, 1999.

Crude runs in 1999 were 33,402 barrels a day at Superior, up slightly from 1998, when the refinery underwent a complete turnaround. Capitalizing on attractive heavy crude oil prices remains a key component in the profitability of the refinery. Strong market development enabled the Company to sell almost 1.8 million barrels of asphalt through three Company terminals in the Upper Midwest.

In its first full year of operation, Murphy's marine fueling terminal at the Duluth, Minnesota harbor was a great success and provided further evidence of the Company's strategy to sell more of its refined products to end users. A good location, combined with state-of-the-art equipment and efficient operations, led to satisfied customers, as evidenced by higher than forecasted sales at the terminal.

UNITED KINGDOM

The Milford Haven refinery (30%), which can process 108,000 barrels of crude oil a day, was revamped in the fourth quarter of 1999 to accommodate new product

[PICTURE APPEARS HERE]
specifications for cleaner-burning fuels as required by the European Union. The economics of the refinery continue to be enhanced by the plant's capability to manufacture ultra-low sulfur diesel fuel.

Murphy's U.K. retail marketing operations continued a program of upgrading its gasoline stations to maximize non-fuel income. At year end, 19 of the Company's 95 owned stations had undergone substantial modernization, with plans to redevelop another 20 during 2000. A key element of the retail upgrading program is Murphy's alliance with the Costcutter grocery chain, which transforms neighborhood stations into attractive shopping destinations for local customers.

WESTERN CANADA

Canadian downstream operations include crude oil pipeline operations as well as trucking of crude oil and natural gas liquids. Throughputs on Murphy's two wholly owned and three jointly owned pipelines were only slightly above 1998 levels in total, but showed substantial improvement near year end as a result of higher oil prices. Major contributors in 1999 were the Manito pipeline, averaging 48,000 barrels a day, and the Milk River pipeline, averaging 83,000 barrels a day.

[GRAPH -- REFINED PRODUCTS SOLD]

[PICTURE APPEARS HERE]

                           CORPORATE RESPONSIBILITY

Murphy Oil is proud of its record of innovation, leadership and accomplishment in the areas of employee safety and training, environmental stewardship and community involvement.

No one embodies that commitment better than C. H. Murphy Jr., former Chairman, President and CEO of Murphy Oil, who was honored in 1999 with the prestigious Chevron Conservation Award. He is the first oil industry executive to receive the award.

Today, Murphy is building on its legacy as an industry leader, and the Company's achievements are a testament to a commitment that extends across every facet of the Murphy enterprise.

Murphy's employees participate in over 30,000 hours of safety training annually, both internally at various Company locations and externally in conjunction with federal and local emergency response agencies. This training ranges from first aid and firefighting to marine survival and transportation of hazardous materials.

Murphy has made significant investments in environmental improvement and safety features over the past 10 years, and those investments have resulted in an outstanding environmental record.

To build on its leadership role, Murphy has elected to spearhead the development of a program modeled after the Responsible Care Program(R) of the Chemical Manufacturers' Association and to implement this program at its U.S. refineries.

In 1999, Murphy successfully completed federally mandated Risk Management Plans
(RMP) for both the Meraux and Superior refineries. In addition, Murphy took the initiative to inform and involve a number of community partners in the RMP process. This underscores the Company's commitment to both environmental and community responsibility.

Murphy's Safety and Environmental Management Program (SEMP) is a voluntary system for exploration and production developed in cooperation with the U.S. Minerals Management Service and the American Petroleum Institute. Initially designed to cover the Company's offshore operations in the United States, SEMP is being expanded to ensure that Murphy's worldwide exploration and production operations are conducted in accordance with sound environmental practices. Under SEMP, the Company's oil releases have been among the lowest in the industry measured as a percent of production, and its personal injury accident rates have been well below industry averages.

[PICTURE APPEARS HERE]

                              STATISTICAL SUMMARY

                                                      1999     1998     1997      1996     1995
-------------------------------------------------------------------------------------------------
EXPLORATION AND PRODUCTION
Net crude oil and condensate
 production - barrels a day
     United States                                     7,582    7,025    9,565    10,614   12,772
     Canada - light                                    2,992    3,219    3,351     3,774    4,417
            - heavy                                    9,099    9,676   11,538     9,670    8,864
            - offshore                                 6,404    4,192      224         -        -
            - synthetic                               10,997   10,500    9,341     8,163    8,832
     United Kingdom                                   20,217   14,975   13,438    12,918   14,588
     Ecuador                                           7,104    7,720    7,802     6,005    5,274
     Other                                                 -        -        -         -      117
Net natural gas liquids
 production - barrels a day
     United States                                       879      773    1,195     1,031      964
     Canada                                              488      612      617       689      740
     United Kingdom                                      321      436      423       346      447
-------------------------------------------------------------------------------------------------
        Total                                         66,083   59,128   57,494    53,210   57,015
=================================================================================================

Net natural gas sold -
 thousands of cubic feet a day
     United States                                   171,762  169,519  211,207   155,017  189,250
     Canada                                           56,238   48,998   44,853    43,031   40,907
     United Kingdom                                   12,443   12,384   12,609    15,247   10,671
     Spain                                                 -        -        -     7,338   10,898
-------------------------------------------------------------------------------------------------
        Total                                        240,443  230,901  268,669   220,633  251,726
=================================================================================================
Total hydrocarbons produced -
 equivalent barrels/1, 3/ a day                      106,157   97,612  102,272    89,982   98,969
-------------------------------------------------------------------------------------------------
Estimated net hydrocarbon
 reserves - million equivalent
  barrels/1, 2, 3/                                     400.8    379.9    362.1     337.6    333.8
-------------------------------------------------------------------------------------------------

Weighted average sales prices/4/
  Crude oil and condensate - dollars a barrel
     United States                                  $  17.97    12.76    19.43     20.31    16.61
     Canada/5/ - light                                 17.00    12.03    17.74     19.97    16.45
               - heavy                                 12.77     6.56    10.76     14.27    12.10
               - offshore                              18.69    10.49    15.15         -        -
               - synthetic                             18.64    13.73    19.92     21.20    17.28
     United Kingdom                                    18.09    12.52    18.89     21.08    16.96
     Ecuador                                           12.94     6.76    12.17     15.96    13.03
     Other                                                 -        -        -       -      15.12
  Natural gas liquids - dollars a barrel
     United States                                     13.70    11.50    15.82     17.00    12.62
     Canada/5/                                         12.09     9.16    14.87     13.69     9.70
     United Kingdom                                    13.45    11.04    18.02     18.54    13.99
  Natural gas - dollars a thousand cubic feet
     United States                                      2.27     2.18     2.57      2.60     1.64
     Canada/5/                                          1.90     1.34     1.35      1.10      .97
     United Kingdom/5/                                  1.68     2.23     2.65      2.58     2.53
     Spain/5/                                              -        -        -      2.89     2.88
-------------------------------------------------------------------------------------------------

Net wells drilled
     Oil wells  - United States                          1.4      1.8       .8      3.7      3.0
                - Canada                                11.2      6.0     78.9     41.6     29.6
                - Other                                  2.2      3.1      3.3      3.6      3.7
     Gas wells  - United States                           .6      7.8      9.7     14.7      3.6
                - Canada                                 7.8      4.2     19.9     33.9      2.3
                - Other                                    -        -       .1        -       .2
     Dry holes  - United States                          1.0       .8      6.8      3.9      1.9
                - Canada                                 5.7      7.5      8.3      6.5      5.9
                - Other                                    -      1.0      1.9      1.2       .6
-------------------------------------------------------------------------------------------------
        Total                                           29.9     32.2    129.7    109.1     50.8
=================================================================================================

/1/Natural gas converted at a 6:1 ratio.
/2/At December 31.
/3/Includes synthetic oil.
/4/Includes intracompany transfers at market prices.
/5/U.S. dollar equivalent.

                                                                    1999      1998     1997     1996     1995
-------------------------------------------------------------------------------------------------------------
REFINING
Crude capacity* of refineries - barrels per stream day           167,400   167,400  167,400  167,400  167,400
-------------------------------------------------------------------------------------------------------------
Refinery inputs - barrels a day
  Crude - Meraux, Louisiana                                       82,410   101,834  101,150   93,929   91,940
          Superior, Wisconsin                                     33,402    32,966   33,704   32,657   33,217
          Milford Haven, Wales                                    27,392    30,780   26,706   31,300   30,346
  Other feedstocks                                                10,484    11,404    8,178    6,315    8,280
-------------------------------------------------------------------------------------------------------------
    Total inputs                                                 153,688   176,984  169,738  164,201  163,783
=============================================================================================================
Refinery yields - barrels a day
  Gasoline                                                        65,216    73,482   72,672   69,658   73,964
  Kerosine                                                        11,316    15,394   14,959   14,965   15,113
  Diesel and home heating oils                                    44,054    50,506   44,681   43,514   39,351
  Residuals                                                       17,370    21,310   20,852   19,756   19,641
  Asphalt, LPG and other                                          12,225    12,565   13,139   12,513   10,158
  Fuel and loss                                                    3,507     3,727    3,435    3,795    5,556
-------------------------------------------------------------------------------------------------------------
    Total yields                                                 153,688   176,984  169,738  164,201  163,783
=============================================================================================================

Average cost of crude inputs to refineries - dollars a barrel
  United States                                                 $  18.80     12.55    18.54    21.05    17.34
  United Kingdom                                                   17.22     13.62    20.12    21.66    17.59
-------------------------------------------------------------------------------------------------------------

MARKETING
Products sold - barrels a day
  United States -  Gasoline                                       61,190    60,990   62,244   58,726   61,690
                   Kerosine                                        7,545    10,170    9,301    9,644    9,626
                   Diesel and home heating oils                   34,514    40,403   36,192   34,797   31,237
                   Residuals                                      13,812    16,170   16,527   15,415   14,775
                   Asphalt, LPG and other                          9,134     9,887    9,945    9,008    8,815
-------------------------------------------------------------------------------------------------------------
                                                                 126,195   137,620  134,209  127,590  126,143
-------------------------------------------------------------------------------------------------------------

  United Kingdom - Gasoline                                       12,511    14,058   11,467   13,919   14,277
                   Kerosine                                        3,053     4,369    3,795    4,353    4,387
                   Diesel and home heating oils                   10,995    10,884    7,638    8,981    6,647
                   Residuals                                       3,608     5,203    4,215    4,351    4,993
                   LPG and other                                   2,084     1,579    1,862    2,011      930
-------------------------------------------------------------------------------------------------------------
                                                                  32,251    36,093   28,977   33,615   31,234
-------------------------------------------------------------------------------------------------------------
  Canada                                                             596       439      244      254      283
-------------------------------------------------------------------------------------------------------------
    Total products sold                                          159,042   174,152  163,430  161,459  157,660
=============================================================================================================

Average gross margin on products sold - dollars a barrel
  United States                                                 $    .70      1.47     1.79      .27      .47
  United Kingdom                                                    3.38      2.81     2.90     2.08     2.26
-------------------------------------------------------------------------------------------------------------

Branded retail outlets*
  United States                                                      625       552      585      527      514
  United Kingdom                                                     384       389      396      424      465
  Canada                                                               8         8        6        7        7
-------------------------------------------------------------------------------------------------------------

TRANSPORTATION
Pipeline throughputs of crude oil - Canada - barrels a day       175,244   170,236  188,685  183,130  173,720
-------------------------------------------------------------------------------------------------------------

STOCKHOLDER AND EMPLOYEE DATA
Common shares outstanding* (thousands)                            44,998    44,950   44,891   44,862   44,833
Number of stockholders of record*                                  3,431     3,684    3,899    4,093    4,873
Number of employees*                                               2,153     1,566    1,446    1,406    1,889
Average number of employees                                        1,797     1,498    1,421    1,777    1,874
Salaries, wages and benefits (thousands)                        $103,757    97,307   92,495   95,583   96,035
-------------------------------------------------------------------------------------------------------------

     *At December 31.

DIRECTORS

R. Madison Murphy /1/
Chairman of the Board
Murphy Oil Corporation
El Dorado, Arkansas
Director since 1993

Claiborne P. Deming /1/
President and Chief Executive Officer
Murphy Oil Corporation
El Dorado, Arkansas
Director since 1993

B. R. R. Butler /3, 4/
Managing Director, Retired
The British Petroleum Company p.l.c.
Holbeton, Devon, England
Director since 1991

George S. Dembroski /2, 3/
Vice Chairman, Retired
RBC Dominion Securities Limited
Toronto, Ontario, Canada
Director since 1995

H. Rodes Hart /1, 3, 4/
Chairman and Chief Executive Officer
Franklin Industries, Inc.
Nashville, Tennessee
Director since 1975

Robert A. Hermes
Chairman of the Board
Purvin & Gertz, Inc.
Houston, Texas
Director since 1999

Vester T. Hughes Jr. /2, 3, 4/
Partner
Hughes & Luce, LLP
Dallas, Texas
Director since 1973

C. H. Murphy Jr. /1, 3/
Former Chairman of the Board
Murphy Oil Corporation
El Dorado, Arkansas
Director since 1950

Michael W. Murphy /1, 3/
President
Marmik Oil Company
El Dorado, Arkansas
Director since 1977

William C. Nolan Jr. /1, 3/
Partner
Nolan and Alderson
El Dorado, Arkansas
Director since 1977

Caroline G. Theus /1, 3, 4/
President
Keller Enterprises, LLC
Alexandria, Louisiana
Director since 1985

Lorne C. Webster /2, 3/
Chairman and Chief Executive Officer
Prenor Group Ltd.
Montreal, Quebec, Canada
Director since 1989

Committees of the Board
/1/ Member of the Executive Committee chaired by Mr. R. Madison Murphy.
/2/ Member of the Audit Committee chaired by Mr. Hughes.
/3/ Member of the Executive Compensation and Nominating Committee chaired by Mr.
    William C. Nolan Jr.
/4/ Member of the Public Policy and Environmental Committee chaired by Mr.
    Butler.


OFFICERS

R. Madison Murphy
Chairman of the Board

Claiborne P. Deming
President and Chief Executive Officer

Steven A. Cosse'
Senior Vice President and General Counsel

Herbert A. Fox Jr.
Vice President

Bill H. Stobaugh
Vice President

Odie F. Vaughan
Treasurer

John W. Eckart
Controller

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

David M. Wood
Senior Vice President, Frontier Exploration and Production

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

Herbert A. Fox Jr.
President

Charles A. Ganus
Senior Vice President, Marketing

Frederec C. Green
Senior Vice President, Manufacturing and Crude Oil Supply

Henry J. Heithaus
Vice President, Retail Marketing

Kevin W. Melnyk
Vice President, Manufacturing

Steven A. Cosse'
Vice President and General Counsel

Gordon W. Williamson
Treasurer

John W. Eckart
Controller

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

Harvey Doerr
President

R. D. Urquhart
Senior Vice President, Supply and Transportation

Timothy A. Larson
Vice President, Crude Oil and Natural Gas

W. Patrick Olson
Vice President, Production

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

W. Michael Hulse
President

James N. Copeland
Vice President, Legal and Personnel

Ijaz Iqbal
Vice President

Odie F. Vaughan
Treasurer

Walter K. Compton
Secretary

                             CORPORATE INFORMATION


CORPORATE OFFICE
200 Peach Street
El Dorado, Arkansas 71730
(870) 862-6411

MAILING ADDRESS
P. O. Box 7000
El Dorado, Arkansas 71731-7000

INTERNET ADDRESS
http://www.murphyoilcorp.com

E-MAIL ADDRESS
murphyoil@murphyoilcorp.com

STOCK EXCHANGE LISTINGS
Trading Symbol: MUR
New York Stock Exchange
Toronto Stock Exchange

TRANSFER AGENTS
Harris Trust Company of New York
77 Water Street
New York, New York 10005
Mailing address:
     c/o Harris Trust and Savings Bank
     P. O. Box 830
     Chicago, Illinois 60690-9972
     Toll-free (888) 239-5303
     Local Chicago (312) 360-5303

Montreal Trust Company of Canada
151 Front Street West
Toronto, Ontario M5J 2N1

REGISTRAR
Harris Trust Company of New York
77 Water Street
New York, New York 10005

ANNUAL MEETING
The annual meeting of the Company's
shareholders will be held at 10 a.m. on May 10, 2000 at the South Arkansas Arts Center,
110 East 5th Street, El Dorado, Arkansas.
A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to all shareholders.

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

ELECTRONIC PAYMENT OF DIVIDENDS
Shareholders may have dividends deposited directly into their bank accounts by electronic funds transfer. Authorization forms may be obtained from:
     Harris Trust and Savings Bank
     P. O. Box 830
     Chicago, Illinois 60690-9972
     Toll-free (888) 239-5303
     Local Chicago (312) 360-5303

                               inside back cover

                                                             EXHIBIT 13 APPENDIX

                    MURPHY OIL CORPORATION - CIK 0000717423

                  Appendix to Electronically Filed Exhibit 13
(1999 Annual Report to Security Holders, Which is Incorporated in This Form 10-K
                                    Report)
       Providing a Narrative of Graphic and Image Material Appearing on
                      Pages 1 Through 20 of Paper Format

Exhibit 13
 Page No.   Map Narrative
----------  -------------

      7 Primary Areas of Upstream Activities - Murphy's main exploration areas are depicted as western Canada, the U.S. Gulf of Mexico, Ecuador, offshore eastern Canada, the Atlantic Margin, Spain, the U.K. North Sea and Malaysia. In addition, Murphy's production areas are shown as all of the preceding areas except for Spain and Malaysia.

      8 Gulf of Mexico - The locations of the Company's leases on the Gulf of Mexico Continental Shelf and in the deepwater Gulf of Mexico are shown. Each lease is colored to denote either (1) production acreage or (2) exploration acreage.

      9 Medusa - A schematic diagram of Mississippi Canyon Blocks 538/582 (Medusa, 60%) and adjacent blocks, which are in the deepwater Gulf of Mexico, depicts water depth, location and depth of Murphy's 1999 natural gas discovery well and locations of another prospect and another company's discovery well.

     12 Scotian Shelf - Depicted on the Scotian Shelf, offshore Nova Scotia, are locations of acreage owned by Murphy and other companies and of existing discoveries within this natural gas play.

     14 Ecuador - The locations of producing fields, Murphy's acreage, other existing concessions, and connecting pipelines and other production infrastructure in Ecuador are shown.

     15 Malaysia - The locations and areal extent of shallow-water Blocks SK 309 and SK 311 and deepwater Block K, which were acquired by the Company in 1999, are shown offshore the Malaysian states of Sarawak and Sabah.

     17 Wal-Mart Sites Operational as of Year-end 1999 - The sites of the Company's 145 gasoline stations located in the parking areas of Wal-Mart stores in a 13-state area of the southern United States are shown. Also depicted are the seven midwestern states comprising Murphy's new Wal-Mart marketing area and the locations of the Company's refineries in Superior, Wisconsin and Meraux, Louisiana.

                                   Ex. 13A-1

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)


Exhibit 13
Page No.    Picture Narrative
--------    -----------------

    2 The floating production, storage and offloading vessel for the Terra Nova oil field, offshore eastern Canada, is shown being built in a Korean shipyard; production from Terra Nova should commence in early 2001.

    4 Claiborne P. Deming, President and Chief Executive Officer of Murphy Oil Corporation, is pictured.

    6 The testing of a recent natural gas discovery in western Canada is shown in a nighttime view; Murphy's successful exploration program in this area should cause significant increases in the Company's natural gas production in western Canada.

    9 Pictured is the semisubmersible rig Amos Runner, which will be utilized in Murphy's deepwater Gulf of Mexico drilling program.

   10 A view is shown of the Langlinais well, which was spudded in early 2000 to further delineate the Wright natural gas field in South Louisiana.

   11 Construction activity at the Syncrude oil sands project, near Fort McMurray, Alberta is shown. This activity is part of staged development expansions that should increase Syncrude's gross production to over 450,000 barrels a day by 2007.

   12 A view is shown of the one-acre concrete "island" at the Hibernia field, offshore Newfoundland that provides production facilities for one of the largest crude oil discoveries of the last 30 years.

   14 The floating production, storage and offloading vessel for the Schiehallion field, located west of the Shetland Islands and placed on stream in 1998, is shown as an example of Murphy's ownership in premier, long-lived reserves.

   15 Some of Murphy's office staff in Kuala Lumpur, Malaysia are shown. Murphy opened this office in 1999 to support its Malaysian program and to identify new opportunities in this high growth region.

   16 A Murphy USA gasoline station that recently opened in Campbellsville, Kentucky in the parking area of a Wal-Mart Supercenter is shown. Under current expansion plans, 150 similar stations will be built in 2000.

   17 An aerial view of the Company's refinery in Superior, Wisconsin is shown. The refinery supplies a wide range of refined petroleum products to customers in the U.S. Upper Midwest.

                                   Ex. 13A-2

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)

Exhibit 13
Page No.    Picture Narrative (Contd.)
--------    -----------------

   18 A view is shown of Murphy's marine terminal in Duluth, Minnesota. In its first full year of operation, this has become a popular refueling destination for shipping traffic on Lake Superior.

   19 A Murco neighborhood gasoline station in Chiswick, England is shown to exemplify the alliance between Murphy and Costcutter grocery stores in the United Kingdom.

   20 C. H. Murphy Jr., former Chairman, President and CEO of Murphy Oil, is shown receiving the Chevron Conservation Award from Chevron's Dr. Donald Paul. Mr. Murphy is the first oil industry executive to receive this award.


            Graph Narrative
            ---------------
    1       INCOME CONTRIBUTION FROM CONTINUING OPERATIONS BY FUNCTION

              Excludes special items and Corporate activities.
              Scale 0 to 160 (millions of dollars)

                                                   1995  1996  1997  1998  1999
                                                   ----  ----  ----  ----  ----
              Refining, Marketing and
                Transportation (top)                  2    14    57    49    15
              Exploration and Production (bottom)    30   102    85     6   121
                                                   ----  ----  ----  ----  ----
                  Total                              32   116   142    55   136
                                                   ====  ====  ====  ====  ====
              This stacked vertical bar graph has the total for each bar printed above it.

    1       CASH FLOW FROM CONTINUING OPERATIONS BY FUNCTION

            Excludes special items, Corporate activities, and changes in noncash working capital.
            Scale 0 to 500 (millions of dollars)

                                                 1995  1996  1997   1998   1999
                                                 ----  ----  ----   ----   ----
            Refining, Marketing and
              Transportation (top)                 51    59   100     89     36
            Exploration and Production (bottom)   270   343   365    268    376
                                                 ----  ----  ----   ----   ----
                Total                             321   402   465    357    412
                                                 ====  ====  ====   ====   ====
            This stacked vertical bar graph has the total for each bar printed above it.

                                   Ex. 13A-3

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)

Exhibit 13
 Page No.   Graph Narrative (Continued)
----------  ---------------

   2        HYDROCARBON PRODUCTION REPLACEMENT
             Scale 0 to 180 (percent of production)

                                                1995   1996   1997   1998   1999
                                                ----   ----   ----   ----   ----
                                                 117    111    165    150    154
             This vertical bar graph has the value for each bar printed above
              it.

   2        CAPITAL EXPENDITURES BY FUNCTION
             Scale 0 to 500 (millions of dollars)
                                                1995   1996   1997   1998   1999
                                                ----   ----   ----   ----   ----
             Corporate (top)                       2      1      7      2      3
             Refining, Marketing and
              Transportation                      53     43     38     55     88
             Exploration and Production (bottom) 232    374    423    332    296
                                                ----   ----   ----   ----   ----
               Total                             287    418    468    389    387
                                                ====   ====   ====   ====   ====
             This stacked vertical bar graph has the total for each bar printed above it.

   4         ESTIMATED NET PROVED HYDROCARBON RESERVES
              Scale 0 to 450 (millions of oil equivalent barrels)
                                                 1995   1996   1997   1998  1999
                                                 ----   ----   ----   ----  ----
              Ecuador and Other (top)              30     27     31     32    37
              United Kingdom                       48     58     63     63    63
              Canada                              159    157    176    188   195
              United States (bottom)               97     96     92     97   106
                                                 ----   ----   ----   ----  ----
               Total                              334    338    362    380   401
                                                 ====   ====   ====   ====  ====
             This stacked vertical bar graph has the total for each bar printed above it.

   7         WORLDWIDE FINDING AND DEVELOPMENT COSTS
              Scale 0 to 9.00 (dollars per oil equivalent barrel)
                                                 1995   1996   1997  1998   1999
                                                 ----   ----   ----  ----   ----
                                                 5.17   8.08   6.54  6.16   4.94
               This vertical bar graph has the value for each bar printed above
                it.

   7          NET HYDROCARBONS PRODUCED
              Scale 0 to 120 (thousands of oil equivalent barrels a day)
                                                 1995   1996   1997  1998   1999
                                                 ----   ----   ----  ----   ----
              Ecuador and Other (top)               7      7      8     8      7
              United Kingdom                       17     16     16    18     23
              Canada                               30     30     32    36     39
              United States (bottom)               45     37     46    36     37
                                                 ----   ----   ----  ----   ----
                   Total                           99     90    102    98    106
                                                 ====   ====   ====  ====   ====
              This stacked vertical bar graph has the total for each bar printed above it.

                                   Ex. 13A-4

                    MURPHY OIL CORPORATION - CIK 0000717423

             Appendix to Electronically Filed Exhibit 13 (Contd.)

Exhibit 13
 Page No.   Graph Narrative (Continued)
 ---------  ---------------

   10       CAPITAL EXPENDITURES - EXPLORATION AND PRODUCTION
             Scale 0 to 480 (millions of dollars)
                                                 1995   1996   1997  1998   1999
                                                 ----   ----   ----  ----   ----
             Ecuador and Other (top)               29     21     38    32     15
             United Kingdom                        33     69     91    71     29
             Canada                                99     99    147   108    156
             United States (bottom)                71    185    147   121     96
                                                 ----   ----   ----  ----   ----
                Total                             232    374    423   332    296
                                                 ====   ====   ====  ====   ====
             This stacked vertical bar graph has the total for each bar printed above it.

   11       WORLDWIDE EXTRACTION COSTS
             Scale 0 to 10.50 (dollars per oil equivalent barrel)
                                                 1995   1996   1997  1998   1999
                                                 ----   ----   ----  ----   ----
             Depreciation, Depletion and
               Amortization (top)                5.06   4.48   4.62  4.58   4.29
             Production Expense (bottom)         4.64   4.87   4.41  4.35   3.92
                                                 ----   ----   ----  ----   ----
                 Total                           9.70   9.35   9.03  8.93   8.21
                                                 ====   ====   ====  ====   ====
             This stacked vertical bar graph has the value for each component printed within each bar and the total printed above the bar.

   17       CAPITAL EXPENDITURES - REFINING, MARKETING AND TRANSPORTATION
             Scale 0 to 100 (millions of dollars)
                                                 1995   1996   1997  1998   1999
                                                 ----   ----   ----  ----   ----
             Canada (top)                           4      8      5     3      -
             United Kingdom                        22     14      4     7     12
             United States (bottom)                28     21     29    45     76
                                                 ----   ----   ----  ----   ----
                Total                              54     43     38    55     88
                                                 ====   ====   ====  ====   ====
             This stacked vertical bar graph has the total for each bar printed above it.

   19       REFINED PRODUCTS SOLD
             Scale 0 to 200 (thousands of barrels a day)
                                                 1995   1996   1997  1998   1999
                                                 ----   ----   ----  ----   ----
             United Kingdom (top)                  31     33     29    36     32
             United States (bottom)               127    128    134   138    127
                                                 ----   ----   ----  ----   ----
                Total                             158    161    163   174    159
                                                 ====   ====   ====  ====   ====
             This stacked vertical bar graph has the total for each bar printed above it.

                                   Ex. 13A-5