Form 10-K, Exhibit 13
period 2000-12-31
MURPHY OIL CORP /DE
filed 2001-03-22
CIK 717423

                                                                      EXHIBIT 13




                            MURPHY OIL CORPORATION

                              2000 ANNUAL REPORT

Murphy Oil Corporation is a worldwide oil and gas company. We explore for and produce crude oil and natural gas around the world and operate refining, marketing and transportation facilities in the United States and the United Kingdom.

Our mission is to provide shareholders with superior returns on capital employed by achieving stable growth through operating efficiency, balanced exploration and reinvestment discipline, while maintaining the financial flexibility to quickly respond to future investment opportunities. We also continue to be a leader in employee safety and training, environmental responsibility and corporate citizenship initiatives.

Murphy reached new heights in 2000. Aided by strong commodity prices, we posted record results for both net income and cash flow from operations. Development plans for our Medusa discovery in the deepwater Gulf of Mexico progressed, with first production expected in late 2002. Natural gas discoveries in the Chicken Creek and Ladyfern/Hamburg areas in western Canada were followed by the acquisition of Beau Canada Exploration Ltd. in early November. In our downstream business, Murphy's high-volume retail gasoline marketing collaboration with Wal-Mart continued to flourish, with over 300 stations in operation or under construction at year end.

The momentum generated during the year accelerated as we entered 2001. Continued drilling success in western Canada and announced discoveries in the deepwater Gulf of Mexico and offshore Malaysia exemplify the results we expect our programs to deliver and foreshadow what we hope to be a most promising year.


     [GRAPH - INCOME CONTRIBUTION FROM CONTINUING OPERATIONS BY FUNCTION]

          [GRAPH - CASH FLOW FROM CONTINUING OPERATIONS BY FUNCTION]

                 [GRAPH - HYDROCARBON PRODUCTION REPLACEMENT]

                  [GRAPH - CAPITAL EXPENDITURES BY FUNCTION]

Murphy Oil did some remodeling this year when we launched our new corporate website at www.murphyoilcorp.com.

The new site has a contemporary look and features information such as stock quotes, news releases, Company presentations, frequently updated summaries on Murphy's operations, on-line stock investment accounts, live webcasts of conference calls and even a Murphy USA station locator.

The website is also a platform for Murphy Downstream's natural gas and petroleum products trading and represents just one step in our response to the evolving on-line business environment.

As internet capabilities expand, Murphy is committed to ensuring our website is a dynamic, comprehensive research and business tool for investors and customers. See for yourself by making www.murphyoilcorp.com a regular internet destination.

                                  HIGHLIGHTS

FINANCIAL
---------------------------------------------------------------------------------------------
(Thousands of dollars except per share data)                 2000          1999          1998
---------------------------------------------------------------------------------------------
For the Year*
---------------------------------------------------------------------------------------------
Revenues                                              $ 4,639,165     2,756,441     2,347,022
Net income (loss)                                         296,828       119,707       (14,394)
Cash dividends paid                                        65,294        62,950        62,939
Capital expenditures                                      557,897       386,605       388,799
Net cash provided by operating activities                 747,751       341,711       297,467
Average Common shares outstanding - diluted            45,239,706    45,030,225    44,955,679

---------------------------------------------------------------------------------------------
At End of Year
---------------------------------------------------------------------------------------------
Working capital                                       $    71,710       105,477        56,616
Net property, plant and equipment                       2,184,719     1,782,741     1,662,362
Total assets                                            3,134,353     2,445,508     2,164,419
Long-term debt                                            524,759       393,164       333,473
Stockholders' equity                                    1,259,560     1,057,172       978,233

---------------------------------------------------------------------------------------------
Per Share of Common Stock*
---------------------------------------------------------------------------------------------
Net income (loss) - diluted                           $      6.56          2.66          (.32)
Cash dividends paid                                          1.45          1.40          1.40
Stockholders' equity                                        27.96         23.49         21.76
---------------------------------------------------------------------------------------------

*Includes special items that are detailed in Management's Discussion and Analysis, page 9 of the attached Form 10-K report.

OPERATING
---------------------------------------------------------------------------------------------
For the Year                                                 2000          1999          1998
---------------------------------------------------------------------------------------------
Net crude oil and gas liquids produced - barrels a day     65,259        66,083        59,128
        United States                                       6,663         8,461         7,798
        International                                      58,596        57,622        51,330

Net natural gas sold - thousands of cubic feet a day      229,412       240,443       230,901
        United States                                     144,789       171,762       169,519
        International                                      84,623        68,681        61,382

Crude oil refined - barrels a day                         165,820       143,204       165,580
        United States                                     137,313       115,812       134,800
        United Kingdom                                     28,507        27,392        30,780

Petroleum products sold - barrels a day                   179,515       159,042       174,152
        United States                                     149,469       126,195       137,620
        United Kingdom                                     29,903        32,251        36,093
        Canada                                                143           596           439
---------------------------------------------------------------------------------------------

                          LETTER TO THE SHAREHOLDERS

[PHOTOGRAPH APPEARS HERE]


Dear Fellow Shareholder:

The year 2000 was a milestone year for Murphy Oil Corporation. Of first importance, earnings increased to $297 million ($6.56 a share) and cash flow from operations rose to $748 million ($16.53 a share). These are 148% and 119% increases over 1999's figures, handily setting records for your Company. Financial returns were likewise stellar: 20.3% return on total capital and 26.4% return on equity. These results are important to note, even savor given the not too distant past turmoil in our industry, but they do not fully convey why 2000 was significant. For starters, most oil and gas companies will report similarly impressive financial results. What I would like to do is highlight why Murphy is different and better, as a result of last year's operations, quite apart from the high oil and gas price environment of 2000.

Simply put, our enterprise became a growth company in 2000. We began the year as a company with outstanding core production assets, such as Hibernia, Terra Nova, Syncrude and Schiehallion, and a promising future, and transitioned into a company that has established important sources of growth for the future - evidenced in large part by drilling success near year-end.

In Murphy's upstream business, we now have extensive exploratory operations in four major basins - the deepwater Gulf of Mexico, the Western Canadian Sedimentary Basin, the Scotian Shelf and offshore Malaysia. Significant discoveries occurred in three of these in 2000. First, in the deepwater Gulf, we have interests in 118 blocks and have four discoveries. Boomslang (45%), Habanero (33.8%) and Medusa (60%) have been previously highlighted. Medusa is Murphy-operated and will be our first producing deepwater field, starting up in the fourth quarter of 2002 at 25,000 barrel-equivalents a day net to our account. Our most recent deepwater discovery is Front Runner, located in Green Canyon Block 338 (37.5%) and operated by Murphy. We have already found pre-drill estimated reserves of 80 to 120 million barrels and additional drilling and evaluation are planned. Although it is preliminary, I predict that Front Runner will become the largest of our four deepwater discoveries to date. We have two to three additional deepwater wildcats yet to drill in 2001 and as many as four to six more are on tap for 2002.

Early in 2000, Murphy Canada made a significant natural gas discovery in the Western Canadian Sedimentary Basin in northern British Columbia in an area called Ladyfern. Numerous delineation wells during the 2000-2001 winter drilling window proved a large reservoir of at least 300 BCF with much of the field yet undrilled. Murphy's acquisition of Beau Canada Exploration Ltd. in 2000 effectively doubled our interest in Ladyfern to 63%. Assuming construction of a pipeline is completed in a timely manner, incremental production from Ladyfern should start in April.

Murphy's third focus basin is off the east coast of Canada on the Scotian Shelf. Since 1999, our Company has accumulated over one million net acres in this high-potential natural gas play. We own acreage on all three of the identified play types and hope to participate in four wells in 2001. In addition, we will spud a

              [GRAPH - ESTIMATED NET PROVED HYDROCARBON RESERVES]

                           [PHOTOGRAPH APPEARS HERE]
well on the eight million-acre Laurentian Channel block, located north of the Scotian Shelf, in March. This well will test a large structure and earn a 32.5% interest in part of this block.

Murphy successfully kicked off its play in Malaysia by announcing a discovery at the West Patricia #2 wildcat (85%), offshore Sarawak. The shallow-water well flowed almost 3,000 barrels a day from a zone at 3,000 feet. Approximately 30 million barrels were discovered. Five more wells are planned this year, including another well on West Patricia at mid-year followed by wildcats on two nearby structures. This play includes all the components for a core area: large ownership interest, operatorship, low-risk exploration, numerous targets and commercially attractive developments. Early next year, drilling starts in deepwater, high-potential Block K (80%), located offshore Sabah, also in Malaysia. Furthermore, we added to our Malaysian acreage position in early 2001 by acquiring Block H (80%), located contiguous to Block K.

Murphy's downstream business is similarly geared for growth. The Murphy USA retail chain is the fastest growing gasoline marketing operation in America. At the end of 2000, we had 276 stations in operation, with plans to have 400 by year-end 2001. These outlets are built in the parking lots of Wal-Mart Supercenters, where high traffic counts translate into Murphy being one of the industry leaders in sales volumes per station. The combination of high throughputs and low construction costs means Murphy USA has one of the lowest station operating costs in the industry.

In order to provide environmentally friendly "green" gasoline necessary to supply Murphy USA's growing retail chain, the Company elected in 2000 to construct a hydrocracker and expand the Meraux refinery's throughput from 100,000 to 125,000 barrels per day. These projects will be completed by the second quarter of 2003, making Meraux one of the first refineries in the country to produce both gasoline and diesel that meet new low-sulfur standards. By starting now, we will avoid the delays and costs associated with an industry rush to build units to meet the deadlines imposed by the EPA.

Murphy agreed in late February to sell its Canadian pipeline and trucking operation for $163 million. Quite simply, the purchaser offered what we considered to be a substantial premium for these downstream assets, making it time to realize this value and reinvest in opportunities with higher returns. The agreement is subject to the usual conditions and the transaction should close in the second quarter.

As indicated by the increased level of activity and success, your Company's talented explorers are focused in some of the most promising basins in the oil and gas business. The year 2001 got off to a fast start with the news from the Front Runner and the West Patricia discoveries. In addition, impact wells will be drilled in each of our target basins this year. Importantly, Murphy has significant near-term production coming on stream. Ladyfern should ramp up in April. The delayed Terra Nova project starts up in the fourth quarter of 2001 and will quickly reach 15,000 barrels a day net to Murphy. Medusa is scheduled for the fourth quarter of 2002 at 25,000 barrels a day net to Murphy, followed by Habanero in 2003 at 15,000 barrels a day net to our account. The discovery in Malaysia has a chance to start up in early 2003, while Front Runner must be delineated with more certainty before an estimate can be put forth.

Your Company added two extremely capable Board members in February. William L. Rosoff is Senior Vice President and General Counsel of Marsh & McLennan. Bill previously served in a similar capacity at RJR Nabisco and before that was a partner in a large New York law firm. He is a well-recognized expert in corporate law. David J. H. Smith is CEO of Whatman plc, a U.K. chemical and biotechnology company. David served for several years as head of research and development for BP prior to his present position. Both will provide new perspectives and welcome advice.

I appreciate your continued support.

/s/ Claiborne P. Deming
Claiborne P. Deming
President and Chief Executive Officer
February 28, 2001
El Dorado, Arkansas


[PHOTOGRAPH APPEARS HERE]

                          EXPLORATION AND PRODUCTION

Murphy's upstream operations earned a Company record $278.3 million in 2000, an increase of 130% over 1999.

Many of the initiatives we have pursued the last few years are in place and Murphy is in the enviable position of having not one, but several large impact, company-changing opportunities. After acquiring, at favorable prices, a formidable base of low-cost, long-lived producing properties in the mid-1990s, we revamped our upstream strategy to explore more aggressively. We assembled a talented team that focused Murphy's exploratory efforts in four basins. These basins have three important shared characteristics: established hydrocarbon production, large remaining exploration targets and attractive fiscal regimes.

Our deepwater Gulf of Mexico program had a strong start in 2001 with the January announcement of a large discovery at our Front Runner prospect (37.5%), located in Green Canyon Block 338. Finding Front Runner adds a fourth discovery to our deepwater development inventory and gives us a 31% success ratio in the deep water. So far, reserves meet pre-drill estimates of 80 to 120 million barrels of oil equivalent. Appraisal drilling to fully evaluate the extent of the discovery will take place in the first half of 2001.

We have assembled a substantial catalog of attractive prospects in the deepwater Gulf and plan to test four to six of these per year to build on our previous success in this still maturing basin. We believe that there are many discoveries yet to be made, and with working interests in 118 blocks, Murphy is ideally positioned to be among the leaders in developing this basin.

Murphy's first deepwater development, Medusa (60%), received project sanctioning in early 2001. The Medusa project, located in Mississippi Canyon Blocks 538/582, will consist of a floating spar production facility that, when placed on stream in late 2002, will quickly ramp up to add net production of 25,000 barrels of oil equivalent a day to Murphy.

Exploration and Production

(Thousands of dollars)                              2000         1999         1998
                                                 -----------   ---------   ----------
Income contribution before special items         $  278,347      121,182        5,809
Total assets                                      1,902,618    1,497,770    1,385,879
Capital expenditures                                392,732      295,958      331,647

-------------------------------------------------------------------------------------

Crude oil and liquids produced - barrels a day       65,259       66,083       59,128
Natural gas sold - MCF a day                        229,412      240,443      230,901
Net hydrocarbons produced -
 oil equivalent barrels a day                       103,494      106,157       97,612
Net proved hydrocarbon reserves -
 thousands of oil equivalent barrels                442,300      400,800      379,900

-------------------------------------------------------------------------------------

                      [GRAPH - NET HYDROCARBONS PRODUCED]

                        [ARTIST'S DRAWING APPEARS HERE]

[PHOTOGRAPH APPEARS HERE]

The Habanero discovery (33.8%) in Garden Banks Block 341 is anticipated to provide daily net production of an additional 15,000 barrels of oil equivalent, beginning in late 2003, through a subsea tieback completion to Shell's nearby Auger platform.

In January 2001, we announced an oil and gas discovery at our first well offshore Malaysia on the West Patricia structure. The well tested at commercial rates from three zones, including one at almost 3,000 barrels of light sweet crude oil a day. Contained within Block SK 309 (85%), offshore the province of Sarawak, this operated discovery lies close to existing infrastructure and could come on stream by early 2003. This discovery has confirmed confidence in our program going forward and has set up a number of other nearby structures. Active appraisal and exploration programs are planned for this block and adjoining Block SK 311 (85%) in 2001. Offshore the province of Sabah, Murphy holds interests in two contiguous deepwater blocks. Block K (80%) has giant field potential and is on trend with a major oil company's adjoining acreage that contains recently announced significant discoveries. Block H (80%), a recent farm-in, lies adjacent to Block K in shallower waters. Extensive 3-D seismic surveys are planned for both operated blocks in 2001, with drilling targeted for Block K in early 2002. Murphy currently holds an interest in over seven million net acres in Malaysia.

Murphy has put together one of the most valuable acreage positions on the Scotian Shelf, offshore eastern Canada, which is widely heralded to be one of the top future natural gas supply basins in North America. The attractiveness of this region is based not only on the size of its potential reserves but also on the ability to link into the lucrative northeastern U.S. market. We have significant interests near the producing Sable Island area and also hold some of the most promising blocks along the deepwater and Abenaki trends. Following up on industry success on the Abenaki Carbonate Bank, we plan to drill two wells in 2001 on our acreage flanking a discovery. Preparation is also being made to drill on our deepwater Annapolis block (20%) and on our Southhampton prospect (25%), located south of Sable Island. Depending on rig availability, these wells should be drilled later in 2001. In addition, Murphy has recently farmed into acreage in the Laurentian Channel, located to the northeast of the Scotian Shelf, where we plan to drill our first well at the Bandol prospect (32.5%) in early 2001. Acquisition of this acreage gives Murphy more than two million net exploratory acres offshore eastern Canada.

Murphy's exploration program in western Canada is natural gas driven and concentrates in two areas: the Foothills and Devonian Reefs trends in Alberta and British Columbia. Exploratory drilling during the winter of 1999-2000 has produced significant natural gas discoveries leading to many more opportunities for 2001. The first of these discoveries was in the foothills of British Columbia at Chicken Creek (33%), which began producing in March 2000. Murphy aggressively added acreage along this trend during the year and will drill three follow-up wells in early 2001. The other significant discovery was in the Hamburg/Ladyfern (63%) area, where we

                           [PHOTOGRAPH APPEARS HERE]

                           [PHOTOGRAPH APPEARS HERE]

          [GRAPH - CAPITAL EXPENDITURES - EXPLORATION AND PRODUCTION]

                     [GRAPH - WORLDWIDE EXTRACTION COSTS]

tied in three successful natural gas wells. Placed on stream during the second quarter of 2000, these wells collectively produce 60 million cubic feet a day. The Beau Canada acquisition in November 2000 effectively doubled Murphy's position in this promising natural gas play. An active winter drilling program on this acreage has confirmed the existence of a large reservoir and delineation continues.

We are counting on our aggressive exploration program to serve as the catalyst to provide Murphy the quality of properties necessary to complement our existing base. Murphy's solid foundation consists of world-class assets such as Hibernia (6.5%), Syncrude (5%) and Terra Nova (12%) - all low-cost properties with production profiles exhibiting long plateau periods. These properties form the core of our upstream operations upon which our exploration program can build.

Hibernia came on stream in late 1997 and produces through a massive, state-of-the-art, one-acre "island" with a concrete gravity base sitting on the ocean floor. The field is estimated to contain over 700 million barrels of recoverable oil. Drilling of the relatively untested Avalon region commenced in 2000 in an effort to better understand the upside potential of this secondary horizon. During 2000, operations at Hibernia ran well, with gross production averaging 144,000 barrels a day, the best year so far. Approval was given by the Canadian government to ramp up production to an average of 180,000 barrels a day, although this level has not been achieved on a sustained basis.

Syncrude is Canada's largest source of crude oil production, combining mining, extraction and upgrading technologies to produce a light, sweet synthetic crude. The second in a series of expansion stages was completed during 2000 with the opening of the Aurora mine. Located on one of the most attractive leases, this new remote mine proves conclusively the viability of Syncrude as an economical source of energy for the first half of this century. Although Syncrude experienced a series of operational setbacks in 2000, it is now on track and primed for a record year of production in 2001.

Development continued during 2000 on our Terra Nova project, where we expect to begin producing oil in late 2001 through a floating production storage and offloading vessel (FPSO). The FPSO is the first of its kind, a design built specifically for the harsh environment of the Grand Banks. Hookup and commissioning - the last major work element - is now under way in Bull Arm, Newfoundland. Estimated to contain 300 to 400 million barrels of oil equivalent, Terra Nova is a strong complement to our Hibernia and Syncrude interests and is another example of Murphy's ownership of first-class legacy reserves.

With one of the strongest balance sheets in the industry, reserves of 442 million barrels of oil equivalent and current daily production of 110,000 barrels of oil equivalent, Murphy is uniquely positioned to participate, to a meaningful degree, in large-scale projects where success will have a measurable impact on growth and profitability. The year 2001 will be a promising year for our upstream operations and we reiterate our commitment to remain focused on opportunities that improve our already superlative asset base, enhance our competitive position and, more importantly, create long-term value for our shareholders.

                           [PHOTOGRAPH APPEARS HERE]

                     REFINING, MARKETING & TRANSPORTATION

Murphy's downstream operations posted earnings of $54.5 million in 2000, an increase of 266% from 1999.

Steadily increasing crude oil prices, which helped our upstream operations post record results, consistently pressured downstream margins during 2000. Higher refined product prices, which were bolstered for much of the year by below normal seasonal inventory levels of gasoline and heating oil, more than offset the effect of higher crude prices. Near the end of 2000, we benefited from strong margins as inventories were again drawn down due to demand increases brought on by severe winter weather. Operational highlights for the year included record crude oil throughput at our Meraux refinery, strong asphalt sales in our Upper Midwestern marketing area and ongoing expansion of our innovative retail marketing system. Murphy USA(R) stations, located in the parking areas of Wal-Mart Supercenters, continue to achieve enthusiastic consumer acceptance. Average monthly gasoline sales volumes have exceeded 200,000 gallons per station, while operating costs have remained in line with expectations.

Driven principally by strong refining margins, 2000 was a record year financially for Murphy's U.K. downstream system. Additionally, we have established a successful retail format by transforming our service stations into attractive consumer destinations through our alliance with the Costcutter grocery chain, allowing us to maximize important non-fuel income. In October, Murphy became the first U.K. marketer to offer ultra low-sulfur gasoline (less than 50 parts per million) at 100% of its outlets.

In 2001, we announced an agreement to sell our Canadian downstream assets for $163 million. This operation primarily consists of the Manito pipeline and several other crude oil pipeline systems, with ownership percentages ranging from 13% to 100%.

Murphy's downstream strategy remains clear and focused: to reduce the earnings volatility historically associated with this segment of our business. Our goal is to achieve full integration through the development of a world-class retail marketing system, enhanced by operational improvements to our refining and distribution assets.

Refining, Marketing and Transportation


(Thousands of dollars)                         2000         1999         1998
                                           ----------      -------      -------
Income contribution before special items   $   54,456       14,881       49,230
Total assets                                1,018,555      838,295      676,517
Capital expenditures                          153,750       88,075       55,025

--------------------------------------------------------------------------------
Crude oil processed - barrels a day           165,820      143,204      165,580
Products sold - barrels a day                 179,515      159,042      174,152
Average gross margin on products sold -
  dollars a barrel
      United States                        $     1.91          .66         1.45
      United Kingdom                             4.69         3.38         2.81


    [GRAPH - CAPITAL EXPENDITURES - REFINING MARKETING AND TRANSPORTATION]

Our successful marketing collaboration with Wal-Mart not only symbolizes, but

                           [PHOTOGRAPH APPEARS HERE]

                           [PHOTOGRAPH APPEARS HERE]


                        [GRAPH - REFINED PRODUCTS SOLD]

also defines the new synergy between gasoline retailing and the shopping experience and places Murphy at the forefront of the retail marketing revolution. At the end of 2000, we had 276 Murphy USA stations in operation, with another 70 in various stages of construction and permitting. By the end of 2001, we plan for 400 stations to be open. Further construction is tied to the pace that Wal-Mart builds and opens new Supercenter locations. These new Murphy USA sites will enjoy a distinct competitive advantage as we coordinate "Grand Openings" and other promotional opportunities with the opening of the new Supercenters.

Our development as a market leader in the retail gasoline business has transformed Murphy from a U.S. Gulf Coast merchant refiner, selling into a wholesale or cargo market typically advantageous to the buyer, to a fully integrated refiner/marketer. The ability to move our product further down the distribution channel all the way to the consumer positions Murphy to capture incremental margins heretofore unavailable to us. At year-end 2000, approximately 75% of our U.S. gasoline production moved through Murphy USA stations, and based on our planned system growth, this percentage is expected to rise significantly. Including our wholesale operations, we currently purchase gasoline to supply one-third of our total requirements. Although retail margins have been erratic, we expect to see meaningful earnings contributions from this endeavor in 2001 and beyond. The addition of a strong retail operation in the United States is expected to provide a corresponding reduction in downstream earnings volatility.

U.K. marketing operations are also undergoing a transformation. We now actively look for new sites to add to our retail network and seek to acquire underperforming, inexpensive locations to revamp using our successful Costcutter format. During 2001, we plan to increase the number of Company-owned stations in the United Kingdom by 10%.

In 2001, a "clean fuels" and related expansion project will begin at our Meraux refinery to allow us to meet future standards for ultra low-sulfur gasoline and diesel. As a market leader and early participant in the process, we will create additional income-producing opportunities by offering our customers environmentally friendly products well ahead of the competition. Our mandate is not only to meet the recently issued sulfur reduction regulations ahead of time, but also to create a foundation for providing "greener" products in the future. The main component of the project is the construction of a hydrocracker unit and associated facilities. Additionally, enhancement of the crude unit and other processing units will ultimately increase the crude throughput capacity of the refinery from 100,000 to 125,000 barrels a day, allowing us to improve efficiency and distribute more products through our growing retail operation. Completion of the project is expected by mid-2003 at a total estimated cost of $230 million. Future plans include spending $25 million to build additional sulfur recovery capacity; the new sulfur unit is expected to be operational by late 2002.

The ability to capitalize on periodic weaknesses in heavy crude oil prices is a major factor in our Superior refinery's profitability. Price differentials between light and heavy crudes widened significantly toward the end of 2000, allowing for extremely favorable margins. Strong demand for asphalt and light products is expected to allow healthy margins to continue.

                           [PHOTOGRAPH APPEARS HERE]
8

                              Statistical Summary

                                                                     2000       1999       1998       1997       1996
---------------------------------------------------------------------------------------------------------------------
 Exploration and Production
 Net crude oil and condensate production - barrels a day
   United States                                                    6,035      7,582      7,025      9,565     10,614
   Canada - light                                                   2,606      2,992      3,219      3,351      3,774
            heavy                                                  10,574      9,099      9,676     11,538      9,670
            offshore                                                9,199      6,404      4,192        224          -
            synthetic                                               8,443     10,997     10,500      9,341      8,163
   United Kingdom                                                  20,679     20,217     14,975     13,438     12,918
   Ecuador                                                          6,405      7,104      7,720      7,802      6,005
 Net natural gas liquids production - barrels a day
   United States                                                      628        879        773      1,195      1,031
   Canada                                                             474        488        612        617        689
   United Kingdom                                                     216        321        436        423        346
---------------------------------------------------------------------------------------------------------------------
       Total liquids produced                                      65,259     66,083     59,128     57,494     53,210
=====================================================================================================================
 Net crude oil and condensate sold - barrels a day
   United States                                                    6,034      7,588      7,018      9,557     10,620
   Canada - light                                                   2,606      2,992      3,219      3,351      3,774
            heavy                                                  10,574      9,099      9,676     11,538      9,670
            offshore                                                9,456      4,727      4,396        147          -
            synthetic                                               8,443     10,997     10,500      9,341      8,163
   United Kingdom                                                  20,921     20,217     15,336     12,597     13,044
   Ecuador                                                          6,393      7,104      7,907      7,614      6,005
 Net natural gas liquids sold - barrels a day
   United States                                                      628        879        773      1,195      1,031
   Canada                                                             474        488        612        617        689
   United Kingdom                                                     216        321        436        423        346
---------------------------------------------------------------------------------------------------------------------
       Total liquids sold                                          65,745     64,412     59,873     56,380     53,342
=====================================================================================================================
 Net natural gas sold - thousands of cubic feet a day
   United States                                                  144,789    171,762    169,519    211,207    155,017
   Canada                                                          73,773     56,238     48,998     44,853     43,031
   United Kingdom                                                  10,850     12,443     12,384     12,609     15,247
   Spain                                                                -          -          -          -      7,338
---------------------------------------------------------------------------------------------------------------------
       Total natural gas sold                                     229,412    240,443    230,901    268,669    220,633
=====================================================================================================================
 Net hydrocarbons produced - equivalent barrels/1,2/ a day        103,494    106,157     97,612    102,272     89,982
---------------------------------------------------------------------------------------------------------------------
 Estimated net hydrocarbon reserves - million equivalent
  barrels/1,2,3/                                                    442.3      400.8      379.9      362.1      337.6
---------------------------------------------------------------------------------------------------------------------

 Weighted average sales prices/4,5/
   Crude oil and condensate - dollars a barrel
       United States                                             $  30.38      18.09      12.89      19.51      20.35
       Canada/6/ - light                                            27.68      17.00      12.03      17.74      19.97
                   heavy                                            17.83      12.77       6.56      10.76      14.27
                   offshore                                         27.16      19.08      11.80      16.35          -
                   synthetic                                        29.62      18.64      13.73      19.92      21.20
       United Kingdom                                               27.78      18.09      12.52      18.89      21.08
       Ecuador                                                      22.01      14.42       8.56      13.48      15.96
   Natural gas liquids - dollars a barrel
       United States                                                23.04      13.70      11.50      15.82      17.00
       Canada/6/                                                    19.98      12.09       9.16      14.87      13.69
       United Kingdom                                               23.64      13.45      11.04      18.02      18.54
   Natural gas - dollars a thousand cubic feet
       United States                                                 4.01       2.34       2.25       2.64       2.67
       Canada/6/                                                     3.67       1.96       1.40       1.42       1.17
       United Kingdom/6/                                             1.81       1.68       2.23       2.65       2.58
       Spain/6/                                                         -          -          -          -       2.89
---------------------------------------------------------------------------------------------------------------------

/1/ Natural gas converted at a 6:1 ratio.
/2/ Includes synthetic oil.
/3/ At December 31.
/4/ Includes intracompany transfers at market prices.
/5/ Prior years restated to conform to 2000 presentation.
/6/ U.S. dollar equivalent.

                                                                     2000      1999       1998       1997       1996
--------------------------------------------------------------------------------------------------------------------
Refining
Crude capacity* of refineries - barrels per stream day           167,400    167,400    167,400    167,400    167,400
--------------------------------------------------------------------------------------------------------------------
Refinery inputs - barrels a day
   Crude - Meraux, Louisiana                                     103,154     82,410    101,834    101,150     93,929
           Superior, Wisconsin                                    34,159     33,402     32,966     33,704     32,657
           Milford Haven, Wales                                   28,507     27,392     30,780     26,706     31,300
   Other feedstocks                                                8,298     10,484     11,404      8,178      6,315
--------------------------------------------------------------------------------------------------------------------
     Total inputs                                                174,118    153,688    176,984    169,738    164,201
====================================================================================================================
Refinery yields - barrels a day
   Gasoline                                                       75,106     65,216     73,482     72,672     69,658
   Kerosine                                                       11,955     11,316     15,394     14,959     14,965
   Diesel and home heating oils                                   49,606     44,054     50,506     44,681     43,514
   Residuals                                                      18,524     17,370     21,310     20,852     19,756
   Asphalt, LPG and other                                         14,624     12,225     12,565     13,139     12,513
   Fuel and loss                                                   4,303      3,507      3,727      3,435      3,795
--------------------------------------------------------------------------------------------------------------------
     Total yields                                                174,118    153,688    176,984    169,738    164,201
====================================================================================================================

Average cost of crude inputs to refineries - dollars a barrel
   United States                                                $  28.82      18.80      12.55      18.54      21.05
   United Kingdom                                                  29.29      17.22      13.62      20.12      21.66
--------------------------------------------------------------------------------------------------------------------

Marketing
Products sold - barrels a day
   United States  - Gasoline                                      76,171     61,190     60,990     62,244     58,726
                    Kerosine                                       8,517      7,545     10,170      9,301      9,644
                    Diesel and home heating oils                  39,347     34,514     40,403     36,192     34,797
                    Residuals                                     15,163     13,812     16,170     16,527     15,415
                    Asphalt, LPG and other                        10,271      9,134      9,887      9,945      9,008
--------------------------------------------------------------------------------------------------------------------
                                                                 149,469    126,195    137,620    134,209    127,590
--------------------------------------------------------------------------------------------------------------------

   United Kingdom - Gasoline                                      11,622     12,511     14,058     11,467     13,919
                    Kerosine                                       2,478      3,053      4,369      3,795      4,353
                    Diesel and home heating oils                   9,760     10,995     10,884      7,638      8,981
                    Residuals                                      3,852      3,608      5,203      4,215      4,351
                    LPG and other                                  2,191      2,084      1,579      1,862      2,011
--------------------------------------------------------------------------------------------------------------------
                                                                  29,903     32,251     36,093     28,977     33,615
--------------------------------------------------------------------------------------------------------------------
   Canada                                                            143        596        439        244        254
--------------------------------------------------------------------------------------------------------------------
     Total products sold                                         179,515    159,042    174,152    163,430    161,459
====================================================================================================================

Average gross margin on products sold - dollars a barrel
   United States                                                $   1.91        .66       1.45       1.76        .25
   United Kingdom                                                   4.69       3.38       2.81       2.90       2.08
--------------------------------------------------------------------------------------------------------------------

Branded retail outlets*
   United States                                                     712        625        552        585        527
   United Kingdom                                                    386        384        389        396        424
--------------------------------------------------------------------------------------------------------------------

Transportation
Pipeline throughputs of crude oil - Canada - barrels a day       192,851    175,244    170,236    188,685    183,130
--------------------------------------------------------------------------------------------------------------------

Stockholder and Employee Data
Common shares outstanding* (thousands)                            45,046     44,998     44,950     44,891     44,862
Number of stockholders of record*                                  3,185      3,431      3,684      3,899      4,093
Number of employees*                                               3,109      2,153      1,566      1,446      1,406
Average number of employees                                        2,528      1,797      1,498      1,421      1,777
Salaries, wages and benefits (thousands)                        $120,906    103,757     97,307     92,495     95,583

--------------------------------------------------------------------------------------------------------------------

*At December 31.

Directors

    R. Madison Murphy /1/
    Chairman of the Board
    Murphy Oil Corporation
    El Dorado, Arkansas
    Director since 1993

    Claiborne P. Deming /1/
    President and Chief Executive Officer
    Murphy Oil Corporation
    El Dorado, Arkansas
    Director since 1993

    B. R. R. Butler /3,4/
    Managing Director, Retired
    The British Petroleum Company p.l.c.
    Holbeton, Devon, England
    Director since 1991

    George S. Dembroski /2,3/
    Vice Chairman, Retired
    RBC Dominion Securities Limited
    Toronto, Ontario, Canada
    Director since 1995

    H. Rodes Hart /2,3,4/
    Chairman and Chief Executive Officer
    Franklin Industries, Inc.
    Nashville, Tennessee
    Director since 1975

    Robert A. Hermes /3,4/
    Chairman of the Board
    Purvin & Gertz, Inc.
    Houston, Texas
    Director since 1999

    Michael W. Murphy /1,3/
    President
    Marmik Oil Company
    El Dorado, Arkansas
    Director since 1977

    William C. Nolan Jr. /1,2,3/
    Partner
    Nolan and Alderson
    El Dorado, Arkansas
    Director since 1977

    William L. Rosoff
    Senior Vice President and General Counsel
    Marsh & McLennan Companies, Inc.
    New York, New York
    Director since 2001

    David J. H. Smith
    Chief Executive Officer
    Whatman plc
    Maidstone, Kent, England
    Director since 2001

    Caroline G. Theus /1,3,4/
    President
    Keller Enterprises, LLC
    Alexandria, Louisiana
    Director since 1985

Committees of the Board

/1/ Member of the Executive Committee chaired by Mr. R. Madison Murphy.
/2/ Member of the Audit Committee chaired by Mr. Dembroski.
/3/ Member of the Executive Compensation and Nominating Committee chaired by Mr.
    William C. Nolan Jr.
/4/ Member of the Public Policy and Environmental Committee chaired by Mr. Butler.

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

    C. H. Murphy Jr.

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

    Gary R. Bates
    Vice President, Supply and Transportation

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

    Walter K. Compton
    Secretary


    Murphy Oil Company Ltd.

    2100-555-4th Avenue S.W.
    Calgary, Alberta T2P 3E7
    (403) 294-8000

    Mailing Address:
    P. O. Box 2721, Station M
    Calgary, Alberta T2P 3Y3
    Canada

    Engaged in crude oil and natural gas exploration and production; extraction and sale of synthetic crude oil; and purchasing, transporting and reselling of crude oil in Canada.

    Harvey Doerr
    President

    R. D. Urquhart
    Senior Vice President, Supply and Transportation

    Timothy A. Larson
    Vice President, Crude Oil and Natural Gas

    W. Patrick Olson
    Vice President, Production

    Robert L. Lindsey
    Vice President, Finance and Secretary

    Odie F. Vaughan
    Treasurer

    William T. Cromb
    Controller


    Murphy Eastern Oil Company

    4 Beaconsfield Road
    St. Albans, Hertfordshire
    AL1 3RH, England
    172-789-2400

    Provides technical and professional services to certain of Murphy Oil Corporation's subsidiaries engaged in crude oil and natural gas exploration and production in the Eastern Hemisphere and refining, marketing and transporting of petroleum products in the United Kingdom.

    W. Michael Hulse
    President

    James N. Copeland
    Vice President, Legal and Personnel

    Ijaz Iqbal
    Vice President

    Odie F. Vaughan
    Treasurer

    Walter K. Compton
    Secretary

Corporate Information

Corporate Office
200 Peach Street
P.O. Box 7000
El Dorado, Arkansas 71731-7000
(870) 862-6411


Internet Address
http://www.murphyoilcorp.com


E-mail Address
murphyoil@murphyoilcorp.com


Stock Exchange Listings
Trading Symbol: MUR
New York Stock Exchange
Toronto Stock Exchange


Transfer Agents
Computershare Investor Services, L.L.C.
P.O. Box A3504
Chicago, Illinois 60690-3504
Toll-free (888) 239-5303
Local Chicago (312) 360-5303

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1


Registrar
Computershare Investor Services, L.L.C.
P.O. Box A3504
Chicago, Illinois 60690-3504


Annual Meeting
The annual meeting of the Company's shareholders will be held at 10 a.m. on May 9, 2001 at the South Arkansas Arts Center, 110 East 5th Street, El Dorado, Arkansas. A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to all shareholders.


Inquiries
Inquiries regarding shareholder account matters should be addressed to:
       Walter K. Compton
       Secretary
       Murphy Oil Corporation
       P.O. Box 7000
       El Dorado, Arkansas 71731-7000

Members of the financial community should direct their inquiries to:
       Kevin G. Fitzgerald
       Director of Investor Relations
       Murphy Oil Corporation
       P.O. Box 7000
       El Dorado, Arkansas 71731-7000
       (870) 864-6272


Electonic Payment of Dividends
Shareholders may have dividends deposited directly into their bank accounts by electronic funds transfer. Authorization forms may be obtained from:
       Computershare Investor Services, L.L.C.
       P.O. Box 0289
       Chicago, Illinois 60690-0289
       Toll-free (888) 239-5303
       Local Chicago (312) 360-5303


Principal Offices
El Dorado, Arkansas
New Orleans, Louisiana
Houston, Texas
Calgary, Alberta, Canada
St. Albans, Hertfordshire, England
Kuala Lumpur, Malaysia

                                                             EXHIBIT 13 APPENDIX

                    MURPHY OIL CORPORATION - CIK 0000717423

                  Appendix to Electronically Filed Exhibit 13
(2000 Annual Report to Security Holders, Which is Incorporated in This Form 10-K
                                    Report)
       Providing a Narrative of Graphic and Image Material Appearing on
               Inside Front Cover Through Page 8 of Paper Format

Exhibit 13
Page No.       Picture Narrative
----------     -----------------

     2 Claiborne P. Deming, President and Chief Executive Officer of Murphy Oil Corporation, is pictured.

     2 A semisubmersible rig is shown drilling the 2001 discovery well on the Front Runner prospect (Green Canyon Block 338), Murphy's fourth discovery in the deepwater Gulf of Mexico.

     3 A rig is shown drilling a delineation well in the Ladyfern area, which has recently been proved to be one of the largest natural gas discoveries in western Canada in several years.

     4 An artist's drawing depicts the floating spar facility to be built at the Medusa project (Mississippi Canyon Blocks 538/582) in the deepwater Gulf of Mexico. When placed on stream in 2002, the facility will produce 25,000 barrels a day net to Murphy.

     5 A drilling rig is shown at Chicken Creek, which contributed to Murphy's significant natural gas production growth in western Canada during 2000.

     5 In Malaysia, Murphy's exploration program gained momentum with the discovery of oil and natural gas in early 2001 at the first well, shown being drilled by a jackup rig.

     6 The Syncrude project, one of Murphy's world-class assets, was expanded during 2000 by the opening of the Aurora mine; a portion of the mine's facilities is shown.

     6 The floating production storage and offloading vessel for the Terra Nova field, offshore eastern Canada, is shown undergoing hookup and commissioning at Bull Arm, Newfoundland. Scheduled to be placed on stream at year-end 2001, Terra Nova is part of Murphy's strong foundation of reserves.

     7 A Murco station is shown in the United Kingdom, where Murphy has established a successful fueling format utilizing its relationship with Costcutter.

     8 Pictured is the Meraux refinery; the refinery's "clean fuels" project will begin in 2001 and allow it to produce ultra low-sulfur products by mid-2003.

     8 At year-end 2001, Murphy plans to have 400 Murphy USA stations, such as the one pictured, in operation at Wal-Mart sites.

                                   EX. 13A-1

                                                             EXHIBIT 13 APPENDIX

                    MURPHY OIL CORPORATION - CIK 0000717423

Exhibit 13
Page No.     Graph Narrative
----------   ---------------
Inside       INCOME CONTRIBUTION FROM CONTINUING OPERATIONS BY
front        FUNCTION
cover          Excludes special items and Corporate activities.
               Scale 0 to 360 (millions of dollars)
                                                   1996  1997  1998  1999  2000
                                                   ----  ----  ----  ----  ----
               Refining, Marketing and
                 Transportation (top)                14    57    49    15    55
               Exploration and Production (bottom)  102    85     6   121   278
                                                   ----  ----  ----  ----  ----
                  Total                             116   142    55   136   333
                                                   ====  ====  ====  ====  ====
               This stacked vertical bar graph has the total for each bar printed above it.

Inside       CASH FLOW FROM CONTINUING OPERATIONS BY FUNCTION
front          Excludes special items, Corporate activities, and changes in
cover          noncash working capital.
               Scale 0 to 750 (millions of dollars)
                                                   1996  1997  1998  1999  2000
                                                   ----  ----  ----  ----  ----
               Refining, Marketing and
                 Transportation (top)                59   100    89    36   120
               Exploration and Production (bottom)  311   329   244   349   571
                                                   ----  ----  ----  ----  ----
                  Total                             370   429   333   385   691
                                                   ====  ====  ====  ====  ====
               This stacked vertical bar graph has the total for each bar printed above it.

Inside       HYDROCARBON PRODUCTION REPLACEMENT
front          Scale 0 to 250 (percent of production)
cover                                              1996  1997  1998  1999  2000
                                                   ----  ----  ----  ----  ----
                                                    111   165   150   154   209
               This vertical bar graph has the value for each bar printed above it.

Inside       CAPITAL EXPENDITURES BY FUNCTION
front          Scale 0 to 600 (millions of dollars)
cover                                              1996  1997  1998  1999  2000
                                                   ----  ----  ----  ----  ----
               Corporate (top)                        1     7     2     3    11
               Refining, Marketing and
                 Transportation                      43    38    55    88   154
               Exploration and Production (bottom)  374   423   332   296   393
                                                   ----  ----  ----  ----  ----
                  Total                             418   468   389   387   558
                                                   ====  ====  ====  ====  ====
               This stacked vertical bar graph has the total for each bar printed above it.

                                   EX. 13A-2

                                                             EXHIBIT 13 APPENDIX

                    MURPHY OIL CORPORATION - CIK 0000717423

Exhibit 13
Page No.      Graph Narrative (Continued)
----------    ---------------
   2          ESTIMATED NET PROVED HYDROCARBON RESERVES
                Scale 0 to 500 (millions of oil equivalent barrels)
                                               1996    1997   1998  1999  2000
                                               ----    ----   ----  ----  ----
                Ecuador and Other (top)          27      31     32    37    41
                United Kingdom                   58      63     63    63    56
                Canada                          157     176    188   195   238
                United States (bottom)           96      92     97   106   107
                                               ----    ----   ----  ----  ----
                   Total                        338     362    380   401   442
                                               ====    ====   ====  ====  ====
                This stacked vertical bar graph has the total for each bar printed above it.

   4          NET HYDROCARBONS PRODUCED
                Scale 0 to 120 (thousands of oil equivalent barrels a day)
                                               1996    1997   1998  1999  2000
                                               ----    ----   ----  ----  ----
                Ecuador and Other (top)           7       8      8     7     6
                United Kingdom                   16      16     18    23    23
                Canada                           30      32     36    39    43
                United States (bottom)           37      46     36    37    31
                                               ----    ----   ----  ----  ----
                   Total                         90     102     98   106   103
                                               ====    ====   ====  ====  ====
                This stacked vertical bar graph has the total for each bar printed above it.

   6          CAPITAL EXPENDITURES - EXPLORATION AND PRODUCTION
                Scale 0 to 480 (millions of dollars)
                                              1996    1997   1998  1999  2000
                                               ----    ----   ----  ----  ----
                Ecuador and Other (top)          21      38     32    15    36
                United Kingdom                   69      91     71    29    28
                Canada                           99     147    108   156   192
                United States (bottom)          185     147    121    96   137
                                               ----    ----   ----  ----  ----
                   Total                        374     423    332   296   393
                                               ====    ====   ====  ====  ====
                This stacked vertical bar graph has the total for each bar printed above it.

   6          WORLDWIDE EXTRACTION COSTS
                Scale 0 to 10.50 (dollars per oil equivalent barrel)
                                               1996    1997   1998  1999  2000
                                               ----    ----   ----  ----  ----
                Depreciation, Depletion and
                  Amortization (top)           4.48    4.62   4.59  4.31  4.45
                Production Expense (bottom)    5.02    4.69   4.70  4.18  4.78
                                               ----    ----   ----  ----  ----
                   Total                       9.50    9.31   9.29  8.49  9.23
                                               ====    ====   ====  ====  ====
                This stacked vertical bar graph has the value for each component printed within each bar and the total printed above the bar.

                                   EX. 13A-3

                                                             EXHIBIT 13 APPENDIX

                    MURPHY OIL CORPORATION - CIK 0000717423

Exhibit 13
Page No.      Graph Narrative (Continued)
---------     ---------------

   7          CAPITAL EXPENDITURES - REFINING, MARKETING AND
               TRANSPORTATION
                Scale 0 to 180 (millions of dollars)
                                           1996      1997      1998  1999  2000
                                           ----      ----      ----  ----  ----
                Canada (top)                  8         5         3     -    29
                United Kingdom               14         4         7    12    13
                United States (bottom)       21        29        45    76   112
                                           ----      ----      ----  ----  ----
                   Total                     43        38        55    88   154
                                           ====      ====      ====  ====  ====
                This stacked vertical bar graph has the total for each bar printed above it.

   8          REFINED PRODUCTS SOLD
                Scale 0 to 200 (thousands of barrels a day)
                                           1996      1997      1998  1999  2000
                                           ----      ----      ----  ----  ----
                United Kingdom (top)         33        29        36    32    30
                United States (bottom)      128       134       138   127   150
                                           ----      ----      ----  ----  ----
                   Total                    161       163       174   159   180
                                           ====      ====      ====  ====  ====
                This stacked vertical bar graph has the total for each bar printed above it.

                                   EX. 13A-4