Form 10-K, Exhibit 13
period 2001-12-31
MURPHY OIL CORP /DE
filed 2002-03-22
CIK 717423

                                                                      Exhibit 13

                             MURPHY OIL CORPORATION

                               2001 ANNUAL REPORT

                                   HIGHLIGHTS

FINANCIAL
------------------------------------------------------------------------------------------------------
(Thousands of dollars except per share data)                           2001          2000         1999
------------------------------------------------------------------------------------------------------
For the Year*
------------------------------------------------------------------------------------------------------
Revenues                                                        $ 4,478,509     4,639,165    2,756,441
Net income                                                          330,903       296,828      119,707
Cash dividends paid                                                  67,826        65,294       62,950
Capital expenditures                                                864,440       557,897      386,605
Net cash provided by operating activities                           635,704       747,751      341,711
Average Common shares outstanding - diluted                      45,590,999    45,239,706   45,030,225
------------------------------------------------------------------------------------------------------
At End of Year
------------------------------------------------------------------------------------------------------
Working capital                                                 $    38,604        71,710      105,477
Net property, plant and equipment                                 2,525,807     2,184,719    1,782,741
Total assets                                                      3,259,099     3,134,353    2,445,508
Long-term debt                                                      520,785       524,759      393,164
Stockholders' equity                                              1,498,163     1,259,560    1,057,172
------------------------------------------------------------------------------------------------------
Per Share of Common Stock*
------------------------------------------------------------------------------------------------------
Net income - diluted                                            $      7.26          6.56         2.66
Cash dividends paid                                                    1.50          1.45         1.40
Stockholders' equity                                                  33.05         27.96        23.49
------------------------------------------------------------------------------------------------------

*Includes special items that are detailed in Management's Discussion and Analysis, page 9 of the attached Form 10-K report.

OPERATING
------------------------------------------------------------------------------------------------------
For the Year                                                           2001          2000         1999
------------------------------------------------------------------------------------------------------
Net crude oil and gas liquids produced - barrels a day               67,355        65,259       66,083
   United States                                                      5,763         6,663        8,461
   Canada                                                            36,059        31,296       29,980
   Other International                                               25,533        27,300       27,642

Net natural gas sold - thousands of cubic feet a day                281,235       229,412      240,443
   United States                                                    115,527       144,789      171,762
   Canada                                                           152,583        73,773       56,238
   United Kingdom                                                    13,125        10,850       12,443

Crude oil refined - barrels a day                                   167,199       165,820      143,204
   United States                                                    140,214       137,313      115,812
   United Kingdom                                                    26,985        28,507       27,392

Petroleum products sold - barrels a day                             205,318       179,515      159,042
   United States                                                    174,256       149,469      126,195
   United Kingdom                                                    31,062        29,903       32,251
   Canada                                                                --           143          596
------------------------------------------------------------------------------------------------------

                           LETTER TO THE SHAREHOLDERS

[PHOTOGRAPH APPEARS HERE]

Dear Fellow Shareholder:

While uncertainty has always been a part of the oil industry, it has been nearly a decade since the world has encountered both the political and economic uncertainties we face today. Specifically, since the attacks of September 11, global recession and worldwide political instability have significantly eroded demand for energy. Despite this unsettling backdrop, Murphy remains committed to internally-generated, profitable growth. By emphasizing entrepreneurial values, we transformed your Company from a steady, domestic integrated oil company to a growth vehicle with three world-class initiatives - deepwater Gulf of Mexico, Malaysia and the Wal-Mart program. Murphy's share price soared in 2001, posting a 40% increase, among the best in the industry. Income levels, robust in the first half of the year, slowed with the terrorist attacks. Still, income before special items was a healthy $263 million, second only to the record set in 2000, and included $188 million for Exploration and Production operations and a record $89 million for Refining and Marketing.

The year 2002 brings new challenges as natural gas prices are extremely weak and oil demand is tied to a worldwide economy that remains sluggish, yet shows signs of awakening. Your Company will experience significant production growth in 2002 as the Terra Nova field (12%) off the east coast of Canada, which came on stream January 20, should reach gross production levels of 125,000 barrels of oil a day by the end of the year. Future growth looks equally promising for Murphy as our deepwater Gulf of Mexico discoveries begin producing, the Syncrude expansion is completed, Ecuadorian production increases once the new oil pipeline is built and our Malaysian shallow-water discovery at West Patricia is

[GRAPH-INCOME CONTRIBUTION BY FUNCTION]

[GRAPH-CASH FLOW BY FUNCTION]

[PHOTOGRAPH APPEARS HERE]

developed. Our challenge, naturally, is to deliver this growth, even in these times of economic uncertainty.

Upstream remains the principal growth vehicle of the Murphy enterprise, with the deepwater Gulf of Mexico being the cornerstone of our exploration strategy. Since 1997 Murphy has acquired 136 deepwater blocks, drilled 15 exploration wells, and made six discoveries, positioning us as one of the leaders in deepwater. Two of Murphy's initial deepwater discoveries are currently in the development stage. A floating spar facility capable of handling production up to 40,000 barrels a day of oil and 110 million cubic feet a day of natural gas is under construction for the Medusa field (60%), located in Mississippi Canyon Blocks 538 and 582. Installation of the facility is scheduled for October 2002 and first oil is expected to flow two months later. At peak, Medusa will net 25,000 barrels a day of oil equivalent production to Murphy. At Habanero (33.75%), located in Garden Banks Block 341, development work in the field is ongoing as we prepare for its subsea tieback to an existing host facility in mid-2003. Habanero's peak production will also add a meaningful contribution to Murphy at approximately 15,000 barrels of oil equivalent a day.

[GRAPH - CAPITAL EXPENDITURES BY FUNCTION]

Exploration and Production

(Thousands of dollars)                                      2001         2000        1999
-----------------------------------------------------------------------------------------
Income contribution before special items              $  188,107      278,347     121,182
Total assets                                           2,151,049    1,902,618   1,497,770
Capital expenditures                                     683,448      392,732     295,958
-----------------------------------------------------------------------------------------
Crude oil and liquids produced - barrels a day            67,355       65,259      66,083
Natural gas sold - MCF a day                             281,235      229,412     240,443
Net hydrocarbons produced -
  oil equivalent barrels a day                           114,228      103,494     106,157
Net proved hydrocarbon reserves -
  thousands of oil equivalent barrels                    501,200      442,300     400,800
-----------------------------------------------------------------------------------------

During 2001, Murphy added three deepwater Gulf of Mexico discoveries, with successes at Murphy-operated Front Runner (37.5%), Front Runner South (37.5%) and Seventeen Hands (37.5%). Front Runner, located in Garden Banks Block 338, is the largest of our deepwater discoveries to date. After completing the initial discovery well in March, we began appraisal activities and drilled two additional successful wells. Quickly following the success at Front Runner, Murphy made a discovery on a separate structure at Front Runner South in Garden Banks Block 339. This discovery is a strong complement to Front Runner, and the two discoveries will be developed jointly to maximize value. The Front Runner development will require a stand-alone floating production system, and preparations are now under way to sanction the facility design and construction in the first quarter of 2002. While the production facility will likely be similar to Medusa, the Front Runner spar will be larger, capable of handling up to 60,000 barrels of oil and 110 million cubic feet of natural gas per day. The preliminary target date for first production from Front Runner is in the first half of 2004. Encouraged by the success achieved at Front Runner and Front Runner South, Murphy aggressively worked to tie up other acreage in the area with the hope of extending the successes achieved in 2001 with additional discoveries. As a result of this effort, we acquired 11 blocks to the south of Front Runner at the March 2001 lease sale. Murphy and its partners have currently identified multiple prospects on these blocks, which have the potential to make this mini-basin a prolific producing area for Murphy for many years. Drilling on these adjacent blocks commences during the first quarter of 2002 beginning with the Murphy-operated Quatrain prospect (37.5%) located in Garden Banks Block 382.

We also discovered natural gas at our Seventeen Hands prospect during 2001, adding to an already impressive year of exploratory drilling for Murphy in the deepwater Gulf of Mexico. Located in Mississippi Canyon Block 299, Seventeen Hands is sized at an estimated 50 to 100 billion cubic feet of natural gas and

[PHOTOGRAPH APPEARS HERE]

[GRAPH - ESTIMATED NET PROVED HYDROCARBON RESERVES]

[GRAPH - NET HYDROCARBONS PRODUCED]

[PHOTOGRAPH APPEARS HERE]

[GRAPH - HYDROCARBON PRODUCTION REPLACEMENT]

we are currently performing engineering studies to determine the feasibility of a subsea tieback to a host facility.

With Murphy-owned infrastructure in place as host facilities, such as at Medusa and Front Runner, the opportunity to tie back smaller satellite discoveries will exist, thereby enhancing our fields' overall project return and value. Murphy intends to drill four to five deepwater exploration wells a year, targeting various play types with higher working interests and typically serving as operator. Planned wells include those mentioned in the Front Runner area, as well as the Sport of Kings prospect (37.5%) located in Mississippi Canyon Block 734 near the super-giant Thunder Horse billion-barrel discovery.

Canada has been an integral focus of corporate expansion for Murphy over the past decade. Beginning in the early 1990s, working interest positions were acquired in a portfolio of oil projects - Hibernia (6.5%), Terra Nova (12%) and Syncrude (5%) - that are now providing Murphy with a solid production base and significant cash flow. Located in the Jeanne d'Arc basin, Hibernia currently produces approximately 170,000 to 180,000 gross barrels per day of oil, which nets Murphy about 11,000 barrels per day. Improved recoveries at Hibernia have the potential to continue to drive the field's reserves toward one billion barrels.

Terra Nova will add 15,000 net barrels a day of oil production to our slate by the end of the year. The initial exploratory well in the previously untested Far East flank of Terra Nova encountered the third longest oil column in the field. Although additional wells are necessary before the reserve impact can be established, the news is encouraging.

Syncrude is recognized as Canada's largest source of crude oil production, combining mining, extraction and upgrading technologies to produce a light, sweet synthetic crude. At Syncrude, phase two of a five-phase expansion was completed in 2000 with the opening of the Aurora mine. Phase three was approved in June 2001 and includes a second mining train at Aurora and expansion of upgrading facilities, which will improve the quality of total production and give this operation a competitive cost advantage.

[PHOTOGRAPH APPEARS HERE]

Going forward, Murphy's Canadian exploration remains focused on natural gas in the Western Sedimentary Basin while seeking high potential wildcat opportunities on the East Coast. In Western Canada, Murphy will continue to focus on the Devonian Reefs area, but will remain active in the Foothills and West Central Alberta.

Murphy's position in the Canadian natural gas market, an area targeted by many companies over the past few years, has dramatically improved with our major discovery at Ladyfern (63%) and the November 2000 acquisition of Beau Canada Exploration Ltd.

In the Ladyfern area, Murphy currently produces in excess of 100 million net cubic feet per day of natural gas. Unfortunately, a steep decline in production will commence in mid-2002. Large inventories of acreage and seismic data in this play have been acquired and a number of prospects will be tested over the next two years. Should further discoveries occur at nearby prospects, our Ladyfern infrastructure will be available to process this production, thereby providing the Company with another source of revenue from the area.

Murphy achieved success this year with a number of modest discoveries in the Peace River Arch, West Central Alberta and the Devonian Reefs, which offset declines in our current base of production.

Starting in 1998, Murphy began a concentrated effort to gain exploration exposure in the frontier natural gas region off Canada's eastern coast. We have now attained a working interest in approximately 12 million gross acres, covering several known play types in a variety of water depths around Sable Island and in the Laurentian Channel.

Exploratory drilling on the Scotian Shelf, near Sable Island, began in the fourth quarter of 2001. Although it is too early to draw any conclusions from the program, the initial results have not been encouraging. We are currently drilling to test a completely different objective at the deepwater Annapolis prospect (19%), which has the potential to hold over one trillion cubic feet of natural gas. If we have exploration success from this well,

[GRAPH - CAPITAL EXPENDITURES - EXPLORATION AND PRODUCTION]

[PHOTOGRAPH APPEARS HERE]

[GRAPH-WORLDWIDE FINDING AND DEVELOPMENT COSTS]

[PHOTOGRAPH APPEARS HERE]

we will build a further exploration program during 2002 in this area. If the well is unsuccessful, we retain a large acreage inventory with a modest ongoing commitment. Other companies will begin drilling in the area in 2002 and their results will be utilized to assess our future drilling opportunities.

Murphy's frontier exploration program centers on the Malaysian shelf and deepwater. Active exploration during 2001 resulted in a discovery at West Patricia on Block SK 309 (85%). Drilled in 110 feet of water, the initial discovery well encountered hydrocarbons at multiple levels and flowed 2,900 barrels a day of 37-degree gravity crude oil from a single zone between the depths of 2,963 and 3,117 feet. The discovery has now been appraised and the field will be sanctioned for development in the first quarter 2002. Gross recoverable reserves are expected to be in the range of 30 million barrels, and first production of at least 10,000 barrels a day is planned for the first quarter of 2003.

Substantial single-field oil and natural gas potential will be tested offshore Sabah in deepwater Block K (80%) beginning in the first quarter of 2002. We plan a drilling program of two to four wells on the block this year. Also of note, Murphy completed a farm-in agreement during 2001 to acquire an 80% interest in Block H, which is contiguous to Block K but in more shallow water. The combination of Blocks K and H gives Murphy access to over 6.4 million undrilled acres in one of the more promising deepwater plays in the world. An extensive 3D seismic program over both blocks was undertaken in 2001 to more specifically identify exploration targets in preparation for drilling.

Other frontier areas for Murphy include the United Kingdom and Ecuador. In the United Kingdom, we plan to exercise continued diligence in maximizing value from our producing assets that currently provide significant cash flow to fund other more value accretive projects elsewhere.

In Ecuador, the heavy crude pipeline that will be used to evacuate production from the Amazon Basin to the coast is under construction, with planned startup in mid-2003. The new pipeline will permit our 20%-owned Block 16 gross production to rise to as high as 100,000 barrels a day. Current production is approximately 25,000 barrels a day and is restricted by lack of available capacity in the existing pipeline.

At year-end 2001, Murphy had crude oil and natural gas reserves of 501 million barrels of oil equivalent and during 2001 more than replaced production for the eleventh consecutive year. Going forward, both reserves and production levels should continue to post steady increases as recent exploratory successes translate into further development projects.

Also, Murphy's extensive acreage inventory in western Canada, the deepwater Gulf of Mexico and Malaysia will continue to be explored and has the potential to significantly impact our company.

On the Downstream side, by aggressively building stations on the parking lots of Wal-Mart Supercenters, Murphy continues its transformation into the leading hypermarket gasoline retailer in the United States. Importantly, our 21-state marketing area in the southern and midwestern U.S. places us in the center of Wal-Mart's strongest market concentration. During 2001, we constructed 111 stations and ended the year with a total of 387 operating sites. We also achieved record gasoline sales volume during the year with the stations averaging well over 200,000 gallons a month. Going forward, we plan to construct about 110 stations a year as we open stations on pace with Wal-Mart Supercenter "Grand Openings" in our marketing area. The expansion of this program is important because the Wal-Mart initiative provides one of our best hedges against low oil prices. We intend to use this new advantage to attempt to match the full-cycle capital efficiency of the supermajors - something rare for a company our size. Simply put, our goal is more pumps, more stations and more customers.

In the first quarter of 2002, Murphy and Wal-Mart announced that Murphy would expand its Wal-Mart relationship into Canada. We expect to build up to 20 stations a year in Canada from the east to the west coast.

Refining and Marketing

(Thousands of dollars)                         2001         2000       1999
----------------------------------------------------------------------------
Income contribution before special items    $ 89,036       54,456     14,881
Total assets                                 918,764    1,018,555    838,295
Capital expenditures                         175,186      153,750     88,075
----------------------------------------------------------------------------
Crude oil processed - barrels a day          167,199      165,820    143,204
Products sold - barrels a day                205,318      179,515    159,042
Average gross margin on products sold -
  dollars a barrel
     United States                            $ 3.23         1.91        .66
     United Kingdom                             3.29         4.69       3.38
----------------------------------------------------------------------------

[PHOTOGRAPH APPEARS HERE]

[GRAPH - REFINED PRODUCTS SOLD]

[IMAGE APPEARS HERE]

[GRAPH - CAPITAL EXPENDITURES - REFINING AND MARKETING]

In conjunction with the expansion of our Wal-Mart program, we are also expanding our refinery in Meraux, Louisiana from 100,000 to 125,000 barrels per day of crude oil throughput capacity. The expansion will help us to supply our Murphy USA stations and includes the addition of a hydrocracker unit that will allow us to meet the new low-sulfur gasoline and diesel standards. In fact, by starting hydrocracker construction early, Meraux will be one of the first refineries in the country to offer a "green" product slate to its customers, which may create additional marketing opportunities.

Our successful niche refinery at Superior, Wisconsin, provides consistently healthy asphalt margins with minimum capital requirements. We will continue to capitalize on strong demand for asphalt and light products and take advantage of any weakness in heavy crude oil prices.

During 2001, we sold our Canadian pipeline and trucking operation for $163 million. This sale reflects our continuing efforts to rationalize non-core assets and demonstrates our commitment to increasing shareholder value as we concentrate on the Wal-Mart side of our downstream business in North America.

In the United Kingdom, we continue to actively look for underperforming, yet potentially attractive, stores to purchase and convert to our well-received Costcutter neighborhood market format.

Murphy is distinctly different from other energy companies. We have built, from our foundation of low-cost, long-lived producing properties, a focused strategy for growth with a stellar range of opportunities. The success achieved to date will provide us steady, future production growth combined with significant exploration potential yet to be tested in the deepwater Gulf of Mexico and Malaysia. The pieces are in place and we are experiencing initial success. However, we do not expect success to end here. Given the exploration portfolio, the fields in development, and continued Wal-Mart expansion, I believe the best is yet to come.

We feel strongly that over the last several years we have put together outstanding investment programs that will continue to deliver above-market returns. By concentrating on the highest quality assets in the industry, we have built a company that will not only grow but prosper.

I thank you for your continued support.

/s/Claiborne P. Deming

Claiborne P. Deming
President and Chief Executive Officer
February 1, 2002
El Dorado, Arkansas

                              STATISTICAL SUMMARY

                                                                      2001      2000      1999     1998      1997
------------------------------------------------------------------------------------------------------------------
Exploration and Production
Net crude oil and condensate production - barrels a day
   United States                                                     5,303     6,035     7,582    7,025     9,565
   Canada - light                                                    2,937     2,606     2,992    3,219     3,351
            heavy                                                   11,707    10,574     9,099    9,676    11,538
            offshore                                                 9,535     9,199     6,404    4,192       224
            synthetic                                               10,479     8,443    10,997   10,500     9,341
   United Kingdom                                                   20,049    20,679    20,217   14,975    13,438
   Ecuador                                                           5,319     6,405     7,104    7,720     7,802
Net natural gas liquids production - barrels a day
   United States                                                       460       628       879      773     1,195
   Canada                                                            1,401       474       488      612       617
   United Kingdom                                                      165       216       321      436       423
------------------------------------------------------------------------------------------------------------------
     Total liquids produced                                         67,355    65,259    66,083   59,128    57,494
------------------------------------------------------------------------------------------------------------------
Net crude oil and condensate sold - barrels a day
   United States                                                     5,303     6,034     7,588    7,018     9,557
   Canada - light                                                    2,937     2,606     2,992    3,219     3,351
            heavy                                                   11,707    10,574     9,099    9,676    11,538
            offshore                                                 9,862     9,456     4,727    4,396       147
            synthetic                                               10,479     8,443    10,997   10,500     9,341
   United Kingdom                                                   20,206    20,921    20,217   15,336    12,597
   Ecuador                                                           5,381     6,393     7,104    7,907     7,614
Net natural gas liquids sold - barrels a day
   United States                                                       460       628       879      773     1,195
   Canada                                                            1,401       474       488      612       617
   United Kingdom                                                      148       216       321      436       423
------------------------------------------------------------------------------------------------------------------
     Total liquids sold                                             67,884    65,745    64,412   59,873    56,380
------------------------------------------------------------------------------------------------------------------
Net natural gas sold - thousands of cubic feet a day
   United States                                                   115,527   144,789   171,762  169,519   211,207
   Canada                                                          152,583    73,773    56,238   48,998    44,853
   United Kingdom                                                   13,125    10,850    12,443   12,384    12,609
------------------------------------------------------------------------------------------------------------------
     Total natural gas sold                                        281,235   229,412   240,443  230,901   268,669
------------------------------------------------------------------------------------------------------------------
Net hydrocarbons produced - equivalent barrels/1/,/2/ a day        114,228   103,494   106,157   97,612   102,272
------------------------------------------------------------------------------------------------------------------
Estimated net hydrocarbon reserves-
   million equivalent barrels /1/,/2/,/3/                            501.2     442.3     400.8    379.9     362.1
------------------------------------------------------------------------------------------------------------------
Weighted average sales prices/4/
   Crude oil and condensate - dollars a barrel
     United States                                                $  24.92     30.38     18.09    12.89     19.51
     Canada/5/ - light                                               22.40     27.68     17.00    12.03     17.74
                 heavy                                               11.06     17.83     12.77     6.56     10.76
                 offshore                                            23.77     27.16     19.08    11.80     16.35
                 synthetic                                           25.04     29.62     18.64    13.73     19.92
     United Kingdom                                                  24.44     27.78     18.09    12.52     18.89
     Ecuador                                                         17.00     22.01     14.42     8.56     13.48
   Natural gas liquids - dollars a barrel
     United States                                                   20.40     23.04     13.70    11.50     15.82
     Canada/5/                                                       20.35     19.98     12.09     9.16     14.87
     United Kingdom                                                  19.12     23.64     13.45    11.04     18.02
   Natural gas - dollars a thousand cubic feet
     United States                                                    4.64      4.01      2.34     2.25      2.64
     Canada/5/                                                        3.28      3.67      1.96     1.40      1.42
     United Kingdom/5/                                                2.52      1.81      1.68     2.23      2.65
------------------------------------------------------------------------------------------------------------------

/1/Natural gas converted at a 6:1 ratio.
/2/Includes synthetic oil.
/3/At December 31.
/4/Includes intracompany transfers at market prices.
/5/U.S. dollar equivalent.

                              STATISTICAL SUMMARY


                                                                      2001      2000      1999      1998       1997
-------------------------------------------------------------------------------------------------------------------
Refining
Crude capacity* of refineries - barrels per stream day             167,400   167,400   167,400   167,400    167,400
-------------------------------------------------------------------------------------------------------------------
Refinery inputs - barrels a day
   Crude - Meraux, Louisiana                                       104,345   103,154    82,410   101,834    101,150
           Superior, Wisconsin                                      35,869    34,159    33,402    32,966     33,704
           Milford Haven, Wales                                     26,985    28,507    27,392    30,780     26,706
   Other feedstocks                                                  9,901     8,298    10,484    11,404      8,178
-------------------------------------------------------------------------------------------------------------------
     Total inputs                                                  177,100   174,118   153,688   176,984    169,738
-------------------------------------------------------------------------------------------------------------------
Refinery yields - barrels a day
   Gasoline                                                         73,217    75,106    65,216    73,482     72,672
   Kerosine                                                         12,874    11,955    11,316    15,394     14,959
   Diesel and home heating oils                                     52,660    49,606    44,054    50,506     44,681
   Residuals                                                        20,530    18,524    17,370    21,310     20,852
   Asphalt, LPG and other                                           13,467    14,624    12,225    12,565     13,139
   Fuel and loss                                                     4,352     4,303     3,507     3,727      3,435
-------------------------------------------------------------------------------------------------------------------
     Total yields                                                  177,100   174,118   153,688   176,984    169,738
-------------------------------------------------------------------------------------------------------------------
Average cost of crude inputs to refineries - dollars a barrel
   United States                                                  $  23.44     28.82     18.80     12.55      18.54
   United Kingdom                                                    24.86     29.29     17.22     13.62      20.12
-------------------------------------------------------------------------------------------------------------------
Marketing
Products sold - barrels a day
   United States - Gasoline                                         96,597    76,171    61,190    60,990     62,244
                   Kerosine                                          9,621     8,517     7,545    10,170      9,301
                   Diesel and home heating oils                     41,064    39,347    34,514    40,403     36,192
                   Residuals                                        17,308    15,163    13,812    16,170     16,527
                   Asphalt,LPG and other                             9,666    10,271     9,134     9,887      9,945
-------------------------------------------------------------------------------------------------------------------
                                                                   174,256   149,469   126,195   137,620    134,209
-------------------------------------------------------------------------------------------------------------------
   United Kingdom - Gasoline                                        11,058    11,622    12,511    14,058     11,467
                    Kerosine                                         2,547     2,478     3,053     4,369      3,795
                    Diesel and home heating oils                    11,798     9,760    10,995    10,884      7,638
                    Residuals                                        3,538     3,852     3,608     5,203      4,215
                    LPG and other                                    2,121     2,191     2,084     1,579      1,862
-------------------------------------------------------------------------------------------------------------------
                                                                    31,062    29,903    32,251    36,093     28,977
-------------------------------------------------------------------------------------------------------------------
   Canada                                                                -       143       596       439        244
-------------------------------------------------------------------------------------------------------------------
     Total products sold                                           205,318   179,515   159,042   174,152    163,430
-------------------------------------------------------------------------------------------------------------------
Average gross margin on products sold - dollars a barrel
   United States                                                  $   3.23      1.91       .66      1.45       1.76
   United Kingdom                                                     3.29      4.69      3.38      2.81       2.90
-------------------------------------------------------------------------------------------------------------------
Branded retail outlets*
   United States                                                       815       712       625       552        585
   United Kingdom                                                      411       386       384       389        396
-------------------------------------------------------------------------------------------------------------------
Stockholder and Employee Data
Common shares outstanding* (thousands)                              45,331    45,046    44,998    44,950     44,891
Number of stockholders of record*                                    2,991     3,185     3,431     3,684      3,899
Number of employees*                                                 3,779     3,109     2,153     1,566      1,446
Average number of employees                                          3,438     2,528     1,797     1,498      1,421
Salaries, wages and benefits (thousands)                          $148,561   120,906   103,757    97,307     92,495
-------------------------------------------------------------------------------------------------------------------

*At December 31.

DIRECTORS

R. Madison Murphy /1/
Chairman of the Board
Murphy Oil Corporation
El Dorado, Arkansas
Director since 1993

Claiborne P. Deming /1/
President and Chief Executive Officer
Murphy Oil Corporation
El Dorado, Arkansas
Director since 1993

B. R. R. Butler /3/, /4/
Managing Director, Retired
The British Petroleum Company p.l.c.
Holbeton, Devon, England
Director since 1991

George S. Dembroski /1/, /2/, /3/
Vice Chairman, Retired
RBC Dominion Securities Limited
Toronto, Ontario, Canada
Director since 1995

H. Rodes Hart /2/, /3/
Chairman and Chief Executive Officer
Franklin Industries, Inc.
Nashville, Tennessee
Director since 1975

Robert A. Hermes /3/, /4/
Chairman of the Board
Purvin & Gertz, Inc.
Houston, Texas
Director since 1999

Michael W. Murphy /3/
President
Marmik Oil Company
El Dorado, Arkansas
Director since 1977

William C. Nolan Jr. /1/, /2/, /3/
Partner
Nolan and Alderson
El Dorado, Arkansas
Director since 1977

William L. Rosoff /3/
Senior Vice President and General Counsel
Marsh & McLennan Companies, Inc.
New York, New York
Director since 2001

David J. H. Smith /3/, /4/
Chief Executive Officer, Retired
Whatman plc
Maidstone, Kent, England
Director since 2001

Caroline G. Theus /1/, /3/, /4/
President
Keller Enterprises, LLC
Alexandria, Louisiana
Director since 1985


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

OFFICERS

R. Madison Murphy
Chairman of the Board

Claiborne P. Deming
President and Chief Executive Officer

Herbert A. Fox Jr.
Executive Vice President
Worldwide Downstream Operations

Steven A. Cosse'
Senior Vice President and General Counsel

Bill H. Stobaugh
Vice President

Kevin G. Fitzgerald
Treasurer

John W. Eckart
Controller

Walter K. Compton
Secretary

DIRECTORS EMERITI

C. H. Murphy Jr.
William C. Nolan
George S.Ishiyama

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

S. J. Carboni Jr.
Vice President, Deepwater Development
and Production

James R. Murphy
Vice President, U.S. Exploration

Steven A. Cosse'
Vice President and General Counsel

Kevin G. Fitzgerald
Treasurer

Bobby R. Campbell
Controller

Walter K. Compton
Secretary


Murphy Oil USA, Inc.
200 Peach Street
El Dorado, Arkansas 71730
(870) 862-6411

Mailing Address:
P. O. Box 7000
El Dorado, Arkansas 71731-7000

Engaged in refining and marketing of
petroleum products in the United States.

W. Michael Hulse
President

Charles A. Ganus
Senior Vice President, Marketing

Frederec C. Green
Senior Vice President, Supply and
Engineering

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

John W. Eckart
Controller

Walter K. Compton
Secretary


Murphy Oil Company Ltd.
2100-555-4th Avenue S.W.
Calgary, Alberta T2P 3E7
(403) 294-8000

Mailing Address:
P. O. Box 2721, Station M
Calgary, Alberta T2P 3Y3
Canada

Engaged in crude oil and natural gas
exploration and production, and extraction and sale of synthetic crude oil in Canada.

Harvey Doerr
President

Timothy A. Larson
Vice President, Crude Oil and Natural Gas

J. Terry McCoy
Vice President, Exploration and Land

W. Patrick Olson
Vice President, Production

Robert L. Lindsey
Vice President, Finance and Secretary

Kevin G. Fitzgerald
Treasurer


Murphy Eastern Oil Company
4 Beaconsfield Road
St. Albans, Hertfordshire
AL13RH, England
172-789-2400

Provides technical and professional services to certain of Murphy Oil Corporation's subsidiaries engaged in crude oil and natural gas exploration and production in the Eastern Hemisphere and refining and marketing of petroleum products in the United Kingdom.

Stephen R. Wylie
President

Ernest C. Cagle
Vice President, Supply

Ijaz Iqbal
Vice President

Kevin G. Fitzgerald
Treasurer

Walter K. Compton
Secretary

CORPORATE INFORMATION

Corporate Office
200 Peach Street
P. O. Box 7000
El Dorado, Arkansas 71731-7000
(870) 862-6411

Stock Exchange Listings
Trading Symbol: MUR
New York Stock Exchange
Toronto Stock Exchange

Transfer Agents
Computershare Investor Services, L.L.C.
P. O. Box A3504
Chicago, Illinois 60690-3504
Toll-free (888) 239-5303
Local Chicago (312) 360-5303

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1

Registrar
Computershare Investor Services, L.L.C.
P. O. Box A3504
Chicago, Illinois 60690-3504

E-mail Address
murphyoil@murphyoilcorp.com

www.murphyoilcorp.com
Murphy Oil's website provides frequently updated information about the Company and its operations, including:
   o News releases
   o Annual report
   o Quarterly reports
   o Live webcasts of quarterly conference calls
   o Links to the Company's SEC filings
   o Stock quotes
   o Profiles of the Company's operations
   o On-line stock investment accounts
   o Murphy USA station locator

Annual Meeting
The annual meeting of the Company's shareholders will be held at 10 a.m. on May 8, 2002 at the South Arkansas Arts Center, 110 East 5th Street, El Dorado, Arkansas. A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to all shareholders.

Inquiries
Inquiries regarding shareholder account matters should be addressed to:
   Walter K. Compton
   Secretary
   Murphy Oil Corporation
   P. O. Box 7000
   El Dorado, Arkansas 71731-7000

Members of the financial community should direct their inquiries to:
   Mindy K. West
   Director of Investor Relations
   Murphy Oil Corporation
   P. O. Box 7000
   El Dorado, Arkansas 71731-7000
   (870) 864-6315

Electronic Payment of Dividends
Shareholders may have dividends deposited directly into their bank accounts by electronic funds transfer. Authorization forms may be obtained from:
   Computershare Investor Services, L.L.C.
   P. O. Box 0289
   Chicago, Illinois 60690-0289
   Toll-free (888) 239-5303
   Local Chicago (312) 360-5303

                                                             EXHIBIT 13 APPENDIX

                    MURPHY OIL CORPORATION - CIK 0000717423



                   Appendix to Electronically Filed Exhibit 13
               (2001 Annual Report to Security Holders, Which is
                     Incorporated in This Form 10-K Report)

        Providing a Narrative of Graphic and Image Material Appearing on
                        Pages 1 Through 8 of Paper Format

Exhibit 13
Page No.       Picture Narrative
----------     -----------------

    1 Claiborne P. Deming, President and Chief Executive Officer of Murphy Oil Corporation, is pictured.

    2 A semisubmersible rig is shown drilling the 2001 discovery well at Front Runner in Green Canyon Block 338, Murphy's largest deepwater Gulf of Mexico discovery to date.

    3          A rig is shown drilling a delineation well in the Ladyfern area.
               Over the past two years Murphy has nearly tripled its Canadian natural gas production due to the prolific Ladyfern field.

    4 The floating production storage and offloading vessel for the Terra Nova field, offshore eastern Canada, is shown undergoing hookup and commissioning at Bull Arm, Newfoundland. The Terra Nova field was placed onstream January 2002 and will contribute a net 15,000 barrels per day to Murphy's production for several years.

    4 A jack-up rig is shown drilling the West Patricia discovery, which will be Murphy's first shallow-water development in Malaysia, with production expected in early 2003.

    5 Ongoing expansion at Syncrude will contribute to add further production capacity to Murphy's synthetic crude oil operation; two employees and a portion of the facility's vacuum distillation unit is shown.

    6 In 2001, Murphy shot seismic over deepwater Blocks K and H in Malaysia in preparation for an active drilling program commencing in March 2002. The vessel shooting the seismic is pictured.

    7 Murphy's collaboration with Wal-Mart continues to expand with the addition of Canada to their marketing territory; a Murphy USA station is shown.

    8 An engineering drawing depicting the hydrocracker unit being built at the Meraux refinery is shown. Upon completion of the hydrocracker unit in 2003, Murphy will produce a full slate of low-sulfur products at the Meraux refinery to support their growing retail marketing program.





                                   Ex. 13A-1

                                                             EXHIBIT 13 APPENDIX

                     MURPHY OIL CORPORATION - CIK 0000717423


Exhibit 13
Page No.        Graph Narrative
----------      ---------------
    1           INCOME CONRIBUTION BY FUNCTION
                   Excludes special items and Corporate activities Scale 0 to 360 (millions of dollars)

                                                        1997     1998     1999     2000     2001
                                                        ----     ----     ----     ----     ----
                   Refining and Marketing (top)           57       49       15       55       89
                   Exploration and Production (bottom)    85        6      121      278      188
                                                         ---       --      ---      ---      ---
                     Total                               142       55      136      333      277
                                                         ===       ==      ===      ===      ===

                   This stacked vertical bar graph has the total for each bar printed above it.


    1           CASH FLOW BY FUNCTION
                   Excludes special items, Corporate activities, and changes in noncash working capital.
                   Scale 0 to 800 (millions of dollars)

                                                        1997     1998     1999     2000     2001
                                                        ----     ----     ----     ----     ----
                   Refining and Marketing (top)          100       89       36      120      158
                   Exploration and Production (bottom)   329      244      349      571      578
                                                         ---      ---      ---      ---      ---
                     Total                               429      333      385      691      736
                                                         ===      ===      ===      ===      ===

                   This stacked vertical bar graph has the total for each bar printed above it.


    2           CAPITAL EXPENDITURES BY FUNCTION
                   Scale 0 to 1,000 (millions of dollars)

                                                        1997     1998     1999     2000     2001
                                                        ----     ----     ----     ----     ----
                   Corporate (top)                         7        2        3       11        6
                   Refining and Marketing                 38       55       88      154      175
                   Exploration and Production (bottom)   423      332      296      393      683
                                                         ---      ---      ---      ---      ---
                     Total                               468      389      387      558      864
                                                         ===      ===      ===      ===      ===

                   This stacked vertical bar graph has the total for each bar printed above it.

    3           ESTIMATED NET PROVED HYDROCARBON RESERVES
                   Scale 0 to 600 (millions of oil equivalent barrels)

                                                        1997     1998     1999     2000     2001
                                                        ----     ----     ----     ----     ----
                   Ecuador and Other (top)                31       32       37       41       54
                   United Kingdom                         63       63       63       56       50
                   Canada                                176      188      195      238      243
                   United States (bottom)                 92       97      106      107      154
                                                         ---      ---      ---      ---      ---
                     Total                               362      380      401      442      501
                                                         ===      ===      ===      ===      ===

                   This stacked vertical bar graph has the total for each bar printed above it.


    3           NET HYDROCARBONS PRODUCED
                   Scale 0 to 125 (thousands of oil equivalent barrels a day)

                                                        1997     1998     1999     2000     2001
                                                        ----     ----     ----     ----     ----
                   Ecuador and Other (top)                 8        8        7        6        5
                   United Kingdom                         16       18       23       23       22
                   Canada                                 32       36       39       43       62
                   United States (bottom)                 46       36       37       31       25
                                                         ---       --      ---      ---      ---
                     Total                               102       98      106      103      114
                                                         ===       ==      ===      ===      ===

                   This stacked vertical bar graph has the total for each bar printed above it.





                                   Ex. 13A-2

                                                             EXHIBIT 13 APPENDIX

                    MURPHY OIL CORPORATION - CIK 0000717423



Exhibit 13
Page No.          Graph Narrative (Contd.)
--------          ---------------
     4            HYDROCARBON PRODUCTION REPLACEMENT
                      Scale 0 to 300 (percent of production)
                                                                     1997       1998       1999       2000     2001
                                                                     ----       ----       ----       ----     ----
                                                                      165        150        154        209      241

                      This vertical bar graph has the value for each bar printed above it.

     5            CAPITAL EXPENDITURES - EXPLORATION AND PRODUCTION
                      Scale 0 to 750 (millions of dollars)
                                                                     1997       1998       1999       2000     2001
                                                                     ----       ----       ----       ----     ----
                      Ecuador and Other (top)                          38         32         15         36       58
                      United Kingdom                                   91         71         29         28       19
                      Canada                                          147        108        156        192      347
                      United States (bottom)                          147        121         96        137      259
                                                                      ---        ---       ----        ---      ---
                          Total                                       423        332        296        393      683
                                                                      ===        ===        ===        ===      ===

                      This stacked vertical bar graph has the total for each bar printed above it.

     6            WORLDWIDE FINDING AND DEVELOPMENT COSTS
                      Scale 0 to 9.00 (dollars per oil equivalent barrel)
                                                                     1997       1998       1999       2000     2001
                                                                     ----       ----       ----       ----     ----
                                                                     6.54       6.16       4.94       8.00     6.65

                      This stacked vertical bar graph has the value for each bar printed above the bar.

     7            REFINED PRODUCTS SOLD
                      Scale 0 to 250 (thousands of barrels a day)
                                                                     1997       1998       1999       2000     2001
                                                                     ----       ----       ----       ----     ----
                      United Kingdom (top)                             29         36         32         30       31
                      United States (bottom)                          134        138        127        150      174
                                                                      ---        ---        ---        ---      ---
                          Total                                       163        174        159        180      205
                                                                      ===        ===        ===        ===      ===

                      This stacked vertical bar graph has the total for each bar printed above it.

     8            CAPITAL EXPENDITURES - REFINING AND MARKETING
                      Scale 0 to 200 (millions of dollars)
                                                                     1997       1998       1999       2000     2001
                                                                     ----       ----       ----       ----     ----
                      Canada (top)                                      5          3          -         29        -
                      United Kingdom                                    4          7         12         13       12
                      United States (bottom)                           29         45         76        112      163
                                                                       --         --         --        ---      ---
                          Total                                        38         55         88        154      175
                                                                       ==         ==         ==        ===      ===

                      This stacked vertical bar graph has the total for each bar printed above it.





                                   Ex. 13A-3