Form 10-K, Exhibit 13
period 2002-12-31
MURPHY OIL CORP /DE
filed 2003-03-26
CIK 717423

                                                                      EXHIBIT 13

HIGHLIGHTS

FINANCIAL

(Thousands of dollars except per share data)                2002             2001             2000
--------------------------------------------------------------------------------------------------
FOR THE YEAR*
--------------------------------------------------------------------------------------------------
Revenues                                          $    3,984,327        3,865,968        3,658,186
Net income                                               111,508          330,903          296,828
Cash dividends paid                                       70,898           67,826           65,294
Capital expenditures                                     868,100          864,440          557,897
Net cash provided by operating activities                532,844          635,704          747,751
Average Common shares outstanding - diluted           92,134,967       91,181,998       90,479,412

--------------------------------------------------------------------------------------------------
AT END OF YEAR
--------------------------------------------------------------------------------------------------
Working capital                                   $      136,268           38,604           71,710
Net property, plant and equipment                      2,886,599        2,525,807        2,184,719
Total assets                                           3,885,775        3,259,099        3,134,353
Long-term debt                                           862,808          520,785          524,759
Stockholders' equity                                   1,593,553        1,498,163        1,259,560

--------------------------------------------------------------------------------------------------
PER SHARE OF COMMON STOCK*
--------------------------------------------------------------------------------------------------
Net income - diluted                              $         1.21             3.63             3.28
Cash dividends paid                                         .775              .75             .725
Stockholders' equity                                       17.38            16.53            13.98
--------------------------------------------------------------------------------------------------

*Includes nonrecurring items that are detailed in Management's Discussion and
 Analysis, page 10 of the attached Form 10-K report.

OPERATING

FOR THE YEAR                                                   2002         2001         2000
---------------------------------------------------------------------------------------------
Net crude oil and gas liquids produced - barrels a day       76,370       67,355       65,259
   United States                                              5,285        5,763        6,663
   Canada                                                    48,239       36,059       31,296
   Other International                                       22,846       25,533       27,300

Net natural gas sold - thousands of cubic feet a day        296,931      281,235      229,412
   United States                                             92,106      115,527      144,789
   Canada                                                   197,852      152,583       73,773
   United Kingdom                                             6,973       13,125       10,850

Crude oil refined - barrels a day                           143,829      167,199      165,820
   North America                                            114,189      140,214      137,313
   United Kingdom                                            29,640       26,985       28,507

Petroleum products sold - barrels a day                     210,631      205,318      179,515
   North America                                            176,427      174,256      149,612
   United Kingdom                                            34,204       31,062       29,903
---------------------------------------------------------------------------------------------

LETTER TO THE SHAREHOLDERS

[PICTURE APPEARS HERE]

DEAR FELLOW SHAREHOLDER:
Net income in 2002 was $111.5 million, $1.21 per share, compared to $330.9 million in 2001, $3.63 per share. The decline was principally due to lower crude oil and natural gas prices at the beginning of the year, depressed downstream results throughout the year and lower gains on asset dispositions. As a partial offset, the Company averaged 125,800 barrels equivalent a day of production in
2002, establishing a record which should be surpassed in 2003 and again in 2004.

Despite lower earnings, much was accomplished in 2002 that strengthens and enhances the future growth of your Company. The Terra Nova field (12%) came on stream in the first quarter with minimal start-up problems and produced above expectation all year. This field along with the nearby Hibernia field (6.5%)
will be sources of net income and cash flow for many years to come. In addition, development work continued at Medusa (60%), Habanero (33.75%) and Front Runner
(37.5%) in the deepwater Gulf of Mexico; West Patricia (85%) in shallow-water
Malaysia; Syncrude (5%) in northern Alberta, Canada; and Block 16 (20%) in
Ecuador. All of these fields, or field expansions, come on stream within the next few years (Medusa, Habanero, West Patricia and Block 16 in 2003) and will materially add to the profitability and size of Murphy.

Also during the year we continued the construction of the green fuels project at the Meraux refinery. This project will be completed in the third quarter of 2003 at which time the newly expanded refinery will exclusively manufacture both low-sulfur diesel and gasoline well in advance of government mandated deadlines.
In the retail marketing arena, the Company's presence at Wal-Mart sites expanded as we built our 500th Murphy USA station in the fourth quarter of 2002. The build-out is ongoing with the 600th site expected to open early in the fourth quarter of this year. Murphy is the clear market leader in this segment, owning approximately one out of every four hypermarket fuel retailing outlets in
America.

Perhaps the most significant event in 2002 was the Kikeh discovery in deepwater
Block K (80%), offshore Malaysia. We followed up the discovery well, which was drilled at mid-year, with two appraisal wells that confirmed a substantial new field. The Company

[GRAPHIC APPEARS HERE]

LETTER TO THE SHAREHOLDERS continued...

now holds a substantial acreage position in the Sabah Trough - a virtually undrilled geological province with only 13 wells that have yielded seven discoveries. We will drill a minimum of five wildcats in deepwater Malaysia in
2003 as we systematically set about exploring this massive and extremely prospective acreage position.

We are taking advantage of the current frothy price environment to dispose of high-cost fields that no longer contribute to our portfolio. It is not without a touch of sadness that we sold the venerable Ship Shoal Block 113 unit (50-70%)
in the Gulf of Mexico in 2002 and in early 2003 signed a letter of intent to sell the once super-giant Ninian field (13.82%) in the U.K. North Sea. Each field marked a milestone in the growth of your Company and were important sources of cash flow through some of the lean times in the 1980s. Cash lifting costs for these fields were in excess of $8.00 a barrel in 2002; it was clearly time to let them go. Importantly, new fields will more than replace this production and cash flow.

We suffered some setbacks in 2002. Except for Kikeh, our explorers did not perform at their same outstanding level of the past several years, and for the first time in 12 years we did not replace our production. Given the frontier nature of your Company's exploratory program, this type of annual result is perhaps, at some point, unavoidable. Also, given the size and extent of our interest in the Sabah Trough, the events that occurred in 2002 should provide extraordinary impetus for future reserve growth. In addition, the Company's downstream business was bedeviled by weak refining and marketing margins much of the year exacerbated by poor ontime performance for the Meraux refinery.
Returning to a more efficient operation at Meraux is a priority for 2003.

I am extremely sanguine regarding Murphy Oil Corporation's future. Your Company has a powerful combination of high-quality, low-cost producing fields that form the current core, soon to be augmented by the lineup of new production that comes on stream in

[GRAPHIC APPEARS HERE]

2003 and 2004. Furthermore, our exploration potential is as good as I have ever seen at Murphy. The Company's deepwater Gulf of Mexico 2003 prospect listing is outstanding, with up to six wildcats on tap. The portfolio in deepwater Malaysia is extensive in both quality and number. We have excellent opportunities for meaningful reserve additions this year in these programs. The Company's downstream business, anchored by our stations at Wal-Mart stores, is rapidly expanding its market share at the expense of less efficient competitors.

The Board of Directors signaled strong support for the future growth of the
Company by increasing the dividend to $.80 a share (on a post-split basis) at mid-year. In addition, the Board split the stock two-for-one at the end of the year. The Board also added two extremely capable new members in February of
2003. Frank Blue, a lawyer who is Of Counsel with the firm of Fulbright &
Jaworski, specializes in corporate governance. Frank was most recently
Vice-President, General Counsel and Corporate Secretary with Caltex Corporation, one of the largest oil and gas firms operating in the Far East. Ivar Ramberg was most recently President and CEO of Norsk Hydro Canada. Before joining the industry, he had a distinguished university academic career in Norway and the
U.S. teaching geology and geophysics.

Enoch Dawkins, President of Murphy Exploration & Production Company, will retire on March 1, 2003, and Herb Fox, Executive Vice President of Worldwide
Downstream, will retire on April 1, 2003. Upon retirement, Enoch and Herb will have 39 and 33 years of service, respectively, with your Company. Each provided invaluable contributions to their respective disciplines and important assistance to the Company's broader goals. They are men of integrity and dedication and always put in the time required to get the job done. They will be missed.

Charles H. Murphy, Jr. died March 20, 2002. He was a unique man with extraordinary insights not only into our industry but also the larger world. He inspired at least two generations of Murphy managers who were fortunate enough to work with him. Also, George Ishiyama died February 4, 2003. George was a director from 1976 to 1986 and a director emeritus from 1986 to 2003. He was a pioneer in promoting post-war, U.S.-Japanese trade development and a valued contributor to the Board.

As always, I appreciate your support and look forward with confidence to our shared future.

/s/ Claiborne P. Deming

Claiborne P. Deming
President and Chief Executive Officer

February 19, 2003
El Dorado, Arkansas

[PICTURE APPEARS HERE]

[MAP APPEARS HERE]

EXPLORATION & PRODUCTION

Murphy continues to generate significant production growth through its focused exploration programs in deepwater Gulf of Mexico, offshore eastern Canada, western Canada and Malaysia.

For the full year 2002, worldwide production averaged more than 125,800 barrels of oil equivalent a day, which reflected an increase of 10% over 2001 average levels, and continued Murphy's trend of achieving higher production levels each year for the last three years. Driving the increase was the start-up of production at the Terra Nova field offshore eastern Canada and peaking natural gas production rates at the Murphy-operated Ladyfern field in western Canada.
The trend of increased production is set to continue in 2003, as two new fields in the deepwater Gulf of Mexico, Medusa and Habanero, come on stream and production in shallow-water Malaysia commences. Production rates during 2003 should reach an average of 130,000 to 135,000 barrels of oil equivalent a day.
Operations during 2004 will benefit from a full year of Medusa, Habanero and shallow-water Malaysia production. Also in 2004, the Murphy-operated Front
Runner field will be placed on stream, which should drive Murphy's average oil equivalent production on a worldwide basis above 160,000 barrels a day.

The deepwater Gulf of Mexico remains an integral component of

EXPLORATION AND PRODUCTION

(thousands of dollars)                                               2002         2001         2000
Income from continuing operations                             $   161,003      187,543      245,755
Total assets                                                    2,387,381    2,151,049    1,902,618
Capital expenditures                                              632,250      683,448      392,732

Crude oil and liquids produced - barrels a day                     76,370       67,355       65,259
Natural gas sold - MCF a day                                      296,931      281,235      229,412
Net hydrocarbons produced - oil equivalent barrels a day          125,859      114,228      103,494
Net proved hydrocarbon reserves - thousands of oil
 equivalent barrels                                               455,300      501,200      442,300

Murphy's upstream strategy. Murphy moved to the deepwater in 1996 and to date has accumulated an acreage position of 154 blocks and has three major discoveries in development. Two of these developments, Medusa and Habanero, will be placed on stream during 2003. The first deepwater development is in the final stages at the Murphy-operated Medusa field in Mississippi Canyon Blocks 538 and
582 (60%) as the hull is on site and is expected to be mated with the topsides in early spring. The Medusa facility is sized to handle daily production rates of up to 40,000 barrels of oil and 110 million cubic feet of natural gas. First production is anticipated for mid-year 2003 and will ramp up throughout the remainder of the year.

The Habanero field, located in Garden Banks Block 341 (33.75%), is the other deepwater Gulf of Mexico development nearing completion and first production is expected during the third quarter of 2003 when two wells in this field will be tied into an existing host facility.

The Front Runner project, located in Green Canyon Blocks 338/339, was sanctioned in early 2002 with first production expected in 2004. The development plan includes a Truss Spar-type Floating Production System capable of handling daily production of 60,000 barrels of crude oil and 110 million cubic feet of natural gas and will serve as a production hub for Murphy-operated discoveries at Front
Runner, Front Runner South and Quatrain (all 37.5%). Front Runner and Front
Runner South were discovered during 2001. A smaller discovery was drilled at
Quatrain during the third quarter of 2002. The well at Quatrain was cased as a producing well to tie into the spar facility being constructed for the Front
Runner project. Located only one mile from the planned location of the Front
Runner spar, Quatrain will be a cost effective tie back to that facility and reflects the maturity of Murphy's deepwater drilling program, whereby smaller discoveries can be economically produced through Company-owned and operated facilities.

Exploratory drilling will continue in the immediate Front Runner area, as Murphy plans to test at least two prospects during 2003 on the 13 contiguous blocks currently under lease by the Company. The first of which, Cool Papa, located in
Green Canyon Block 380 (37.5%), is set to spud early in the second quarter of
2003. A wildcat well at the Lecomte

[PICTURE APPEARS HERE]

EXPLORATION & PRODUCTION continued...

prospect, located in Green Canyon Block 428 (37.5%), is also planned for 2003.
Murphy has identified several other prospects on this group of blocks and is planning further drilling in this region in 2004. In addition, a well will be drilled in the second quarter of 2003 to test a prospect named RunfortheRoses, located approximately 27 miles south of the Front Runner area in Green Canyon
Blocks 735 and 736 (50%).

Off the east coast of Canada, the Terra Nova field (12%) was placed on stream in
January 2002. Terra Nova produces through a state-of-the-art floating storage and production facility and serves as a strong complement to the nearby Hibernia field (6.5%). The production ramp-up from the Terra Nova field was outstanding and, based on high volume testing of the facility, the operator has applied for increases in allowable throughputs. Similarly, Hibernia produced at record volumes in 2002 and is seeking increased allowable production rates. These East
Coast assets were a primary driver of Murphy's strong production increases during 2002 and are on track for record volumes again in 2003.

The results of Murphy's first three exploration wells on the Scotian Shelf, near
Sable Island, were disappointing. In August 2002, Murphy and partners announced results from Annapolis (19%), the first industry deepwater well drilled off the
Scotian Shelf. This well proved the existence of reservoir and hydrocarbon presence in a wildcat setting, but further drilling is required to establish threshold reserves for a commercial development. To this end, Murphy and partners are discussing additional exploratory drilling on the Annapolis block during 2003. Seismic surveys will also be acquired over the two adjacent blocks.
This area has the potential to add North American natural gas reserves to
Murphy's oil-weighted portfolio.

In western Canada, natural gas production reached record rates propelled by
Murphy's operated interest in the prolific Ladyfern field (63%). The field reached peak gross production rates of over 700 million cubic feet a day as expected during the early summer of 2002 and is

currently in decline. The Company continues to explore its large acreage position west of Ladyfern, and is also active with several winter wells in the foothills.

Murphy continues to be a player in the heavy oil and oil sands industry in
Canada. An aggressive heavy oil drilling program began before year-end 2002, and will continue into 2003, focusing on primary and secondary recovery of conventional heavy oils in Murphy's traditional operating areas. Strong production growth from these properties is anticipated during 2003. Murphy is also an owner in Syncrude (5%), which has undertaken an aggressive expansion and will contribute growing volumes.

The Company believes it is important to continue to participate in the development of this vast Canadian resource, which offers a secure supply of hydrocarbons in North America for future decades.

The most significant story of 2002 on the exploration front lies in deepwater
Malaysia. After a rocky beginning, with announced dry holes at the Bagang and
Bliais prospects, Murphy achieved success at Kikeh (80%), the first deepwater oil discovery made in Malaysia. The initial Kikeh well in the southern part of
Block K in 4,400 feet of water found in excess of 500 net feet of oil pay and
Murphy quickly moved to drill more wells to appraise the size of the structure.
A total of three wells and two associated sidetracks have been drilled with an average net oil pay of 400 to 600 feet. Furthermore, all pay sands appeared to be in communication and were full to base with oil. To date, no water or natural gas has been found in any of the wells. During 2003, a different well location on the Kikeh structure will be drilled, then production tested, to help further define both reserves

[GRAPH APPEARS HERE]

[PICTURE APPEARS HERE]

EXPLORATION & PRODUCTION continued...

and oil flow characteristics. Following those results, an engineering and design study will commence to determine the type of development needed with the aim of sanctioning a development project by year-end 2003 or early 2004. First production from deepwater Malaysia is expected by 2007.

Murphy will also test at least two new prospects on Block K this year and one on undrilled contiguous Block H to further explore Murphy's large deepwater
Malaysia acreage position. Each of these prospects, if successful, have the potential to materially affect the reserves of the Company. Although exact drilling locations have not been named, drilling on Block K will likely be concentrated in the Kikeh vicinity searching for Kikeh "look-alikes," and on the southwest corner of Block H near exploratory success by another company in an adjacent block. Murphy, as operator, has an 80% working interest in Block K and adjoining Block H, which combined, cover over six million acres.

Success continues in Murphy's 85%-owned, shallow-water blocks in Malaysia.
During 2002, Murphy confirmed the commercial viability of this acreage, by sanctioning a development at West Patricia, located approximately 25 miles from the coastal port of Bintulu, Sarawak, Malaysia. The establishment of a production center will allow Murphy to fully develop its surrounding acreage.
Development at West Patricia is proceeding and the field is scheduled to be placed on stream during the second quarter of 2003. West Patricia will produce from a well jacket to a floating storage facility and will net to the Company approximately 10,000 barrels a day of oil at peak rates. West Patricia has been designed as a production hub

[GRAPH APPEARS HERE]

and Murphy has identified many nearby untested structures that, if successful, could tie into the West Patricia infrastructure. In fact, Murphy has already had success at the nearby Congkak discovery. With the Congkak #1 exploration well,
Murphy discovered a new oil field in Block SK 309, offshore Sarawak. The Congkak discovery is located in 136 feet of water and lies three kilometers from the
West Patricia field production platform. The discovery supports Murphy's belief that there are many small field development opportunities on the acreage and the
Company views Congkak as a natural add-on to its established infrastructure.

Murphy continues to extend its presence in Malaysia with the addition of an acreage position in Peninsular Malaysia and a new award of acreage in deepwater.
A production sharing contract was signed in July 2002 giving Murphy a 75%
working interest in PM Blocks 311/312. These blocks represent exploitation acreage, similar to shallow-water Blocks SK 309/311, as hydrocarbons have already been found on the blocks. Murphy plans to shoot 3D seismic surveys during 2003 in preparation for a drilling program that will commence in 2004.

[PICTURE APPEARS HERE]

REFINING & MARKETING

In Murphy's downstream operations, refining and marketing margins in the U.S.
and U.K. were squeezed during 2002 primarily due to generally rising crude oil prices throughout the year. Results were also hampered during the year by operational problems at the Meraux refinery that reduced the average daily crude oil throughput of this plant. The downstream business incurred a loss of almost
$40 million in 2002 following a year of record operating earnings in 2001.

The Murphy USA program continues to be the focus for the Company's downstream operation. In cooperation with Wal-Mart, Murphy builds high volume fueling sites in the parking lots of Wal-Mart Supercenters throughout the southern and midwestern United States. Through these outlets, Murphy provides gasoline and diesel to customers with convenient service and significant cost savings. Sales volumes at Murphy USA stations remain strong, averaging over 200,000 gallons a month per site. The Company opened its 500th location late in 2002 in Houston,
Texas and by year-end had 506 sites in operation. These sites combine the benefits of low operating costs, low capital costs and high sales volume to create a formidable retail presence.

Of note in 2002, Murphy signed a new agreement with Wal-Mart to extend this program in Canada. Marketed under the Murphy Canada brand, six sites are currently open.

Due to the growth of the Murphy USA retail marketing business, the Company must buy a larger portion of gasoline needed to supply these stations. The size of this business has allowed the Company to achieve a stronger negotiating position for gasoline purchases in its marketing areas.

The expansion project at the Meraux refinery continued to proceed during

REFINING AND MARKETING

(thousands of dollars)                                                 2002            2001           2000
Income (loss)                                                  $    (39,908)        153,680         54,456
Total assets                                                      1,208,244         918,764      1,018,555
Capital expenditures                                                234,714         175,186        153,750

Crude oil processed -  barrels a day                                143,829         167,199        165,820
Products sold - barrels a day                                       210,631         205,318        179,515

[GRAPH APPEARS HERE]

2002. Murphy is constructing a hydrocracker and related hardware that, when installed, will allow Murphy to produce low-sulfur gasoline and diesel products ahead of mandated requirements. The Company is also expanding the refinery's crude processing capacity from 100,000 to 125,000 barrels a day. The start-up of the hydrocracker and expanded crude unit is expected to take place during the third quarter of 2003. Once this green fuels project is completed, capital expenditures in the Company's downstream business will sharply drop.

Murphy also owns a refinery at Superior, Wisconsin, on the western tip of Lake
Superior. This refinery can process 35,000 barrels per day of Canadian and domestic crude oil, with its primary attribute being the ability to produce asphalt products from generally lower-priced Canadian heavy oil that is available to the refinery via pipeline. Superior's lighter refined products also serve to supply the Company's stations at Wal-Mart stores in the upper Midwest.

Murphy has an effective 30% interest in a refinery at Milford Haven, Wales, where up to 32,400 barrels of crude oil per day can be processed for the
Company's account. The Company markets light refined products to U.K. retail customers primarily under the Murco brand. Murphy's U.K. downstream business continues to benefit from a successful alliance with the Costcutter grocery chain, which upgrades neighborhood motor fueling stations into popular and convenient shopping destinations for local consumers.

[GRAPH APPEARS HERE]

As a mid-size player in the energy industry, Murphy realizes it must deploy resources in a focused, deliberate manner. To this end, Murphy concentrates its exploration capital in four main areas: deepwater Gulf of Mexico, western
Canada, the Scotian Shelf offshore eastern Canada, and Malaysia. To date, Murphy has announced significant discoveries in three of its core areas through success at Medusa and Front Runner in the deepwater Gulf, the Ladyfern natural gas field in western Canada and Kikeh in deepwater Malaysia.

Murphy has substantially increased its production profile and added value to the
Company by meticulously concentrating on what it does best -adding reserves through the drill bit. In downstream operations, Murphy has a retail presence through its relationship with Wal-Mart that is unparalleled in the industry. The combination of its acreage portfolio, aggressive exploration program, and downstream retail strategy position Murphy as an outperformer not only capable of continuing its successful track record, but ready to climb to a new level of growth and profitability.

[GRAPH APPEARS HERE]

[GRAPH APPEARS HERE]

STATISTICAL SUMMARY

                                                                                2002       2001        2000        1999       1998
----------------------------------------------------------------------------------------------------------------------------------
EXPLORATION AND PRODUCTION
Net crude oil and condensate production - barrels a day
   United States                                                               3,837      4,339       4,770       5,826      5,192
   Canada - light                                                              2,150      2,937       2,606       2,992      3,219
            heavy                                                              9,484     11,707      10,574       9,099      9,676
            offshore                                                          24,037      9,535       9,199       6,404      4,192
            synthetic                                                         11,362     10,479       8,443      10,997     10,500
   United Kingdom                                                             18,180     20,049      20,679      20,217     14,975
   Ecuador                                                                     4,544      5,319       6,405       7,104      7,720
Net natural gas liquids production - barrels a day
   United States                                                                 291        413         551         777        643
   Canada                                                                      1,206      1,401         474         488        612
   United Kingdom                                                                122        165         216         321        436
----------------------------------------------------------------------------------------------------------------------------------
   Continuing operations                                                      75,213     66,344      63,917      64,225     57,165
   Discontinued operations                                                     1,157      1,011       1,342       1,858      1,963
----------------------------------------------------------------------------------------------------------------------------------
     Total liquids produced                                                   76,370     67,355      65,259      66,083     59,128
==================================================================================================================================

Net crude oil and condensate sold - barrels a day
   United States                                                               3,837      4,339       4,769       5,832      5,185
   Canada - light                                                              2,150      2,937       2,606       2,992      3,219
            heavy                                                              9,484     11,707      10,574       9,099      9,676
            offshore                                                          23,935      9,862       9,456       4,727      4,396
            synthetic                                                         11,362     10,479       8,443      10,997     10,500
   United Kingdom                                                             18,209     20,206      20,921      20,217     15,336
   Ecuador                                                                     4,293      5,381       6,393       7,104      7,907
Net natural gas liquids sold - barrels a day
   United States                                                                 291        413         551         777        643
   Canada                                                                      1,206      1,401         474         488        612
   United Kingdom                                                                149        148         216         321        436
----------------------------------------------------------------------------------------------------------------------------------
   Continuing operations                                                      74,916     66,873      64,403      62,554     57,910
   Discontinued operations                                                     1,157      1,011       1,342       1,858      1,963
----------------------------------------------------------------------------------------------------------------------------------
     Total liquids sold                                                       76,073     67,884      65,745      64,412     59,873
==================================================================================================================================

Net natural gas sold - thousands of cubic feet a day
   United States                                                              88,067    112,616     141,373     163,587    160,932
   Canada                                                                    197,852    152,583      73,773      56,238     48,998
   United Kingdom                                                              6,973     13,125      10,850      12,443     12,384
----------------------------------------------------------------------------------------------------------------------------------
   Continuing operations                                                     292,892    278,324     225,996     232,268    222,314
   Discontinued operations                                                     4,039      2,911       3,416       8,175      8,587
----------------------------------------------------------------------------------------------------------------------------------
     Total natural gas sold                                                  296,931    281,235     229,412     240,443    230,901
==================================================================================================================================
Net hydrocarbons produced - equivalent barrels/1/,/2/ a day                  125,859    114,228     103,494     106,157     97,612
Estimated net hydrocarbon reserves - million equivalent barrels/1/,
 /2/,/3/                                                                       455.3      501.2       442.3       400.8      379.9
----------------------------------------------------------------------------------------------------------------------------------

Weighted average sales prices/4/
   Crude oil and condensate - dollars a barrel
     United States                                                        $    24.25      24.92       30.38       18.09      12.89
     Canada/5/ - light                                                         22.60      22.40       27.68       17.00      12.03
                 heavy                                                         16.82      11.06       17.83       12.77       6.56
                 offshore                                                      25.36      23.77       27.16       19.08      11.80
                 synthetic                                                     25.64      25.04       29.62       18.64      13.73
     United Kingdom                                                            24.39      24.44       27.78       18.09      12.52
     Ecuador                                                                   19.64      17.00       22.01       14.42       8.56
   Natural gas liquids - dollars a barrel
     United States                                                             17.13      20.40       23.04       13.70      11.50
     Canada/5/                                                                 16.35      20.35       19.98       12.09       9.16
     United Kingdom                                                            18.28      19.12       23.64       13.45      11.04
   Natural gas - dollars a thousand cubic feet
     United States                                                              3.37       4.64        4.01        2.34       2.25
     Canada/5/                                                                  2.74       3.28        3.67        1.96       1.40
     United Kingdom/5/                                                          2.76       2.52        1.81        1.68       2.23
----------------------------------------------------------------------------------------------------------------------------------

/1/ Natural gas converted at a 6:1 ratio.
/2/ Includes synthetic oil.
/3/ At December 31.
/4/ Includes intracompany transfers at market prices.
/5/ U.S.dollar equivalent.

STATISTICAL SUMMARY

                                                                                2002       2001        2000        1999       1998
----------------------------------------------------------------------------------------------------------------------------------
REFINING
Crude capacity/1/ of refineries - barrels per stream day                     167,400    167,400     167,400     167,400    167,400
==================================================================================================================================
Refinery inputs - barrels a day
   Crude - Meraux, Louisiana                                                  83,721    104,345     103,154      82,410    101,834
           Superior, Wisconsin                                                30,468     35,869      34,159      33,402     32,966
           Milford Haven, Wales                                               29,640     26,985      28,507      27,392     30,780
   Other feedstocks                                                           11,013      9,901       8,298      10,484     11,404
----------------------------------------------------------------------------------------------------------------------------------
     Total inputs                                                            154,842    177,100     174,118     153,688    176,984
==================================================================================================================================
Refinery yields - barrels a day
   Gasoline                                                                   63,409     73,217      75,106      65,216     73,482
   Kerosine                                                                    9,446     12,874      11,955      11,316     15,394
   Diesel and home heating oils                                               48,344     52,660      49,606      44,054     50,506
   Residuals                                                                  16,589     20,530      18,524      17,370     21,310
   Asphalt, LPG and other                                                     12,651     13,467      14,624      12,225     12,565
   Fuel and loss                                                               4,403      4,352       4,303       3,507      3,727
----------------------------------------------------------------------------------------------------------------------------------
     Total yields                                                            154,842    177,100     174,118     153,688    176,984
==================================================================================================================================

Average cost of crude inputs to refineries - dollars a barrel
   North America                                                          $    24.76      23.44       28.82       18.80      12.55
   United Kingdom                                                              25.83      24.86       29.29       17.22      13.62
----------------------------------------------------------------------------------------------------------------------------------

MARKETING
Products sold - barrels a day
   North America -  Gasoline                                                 112,281     96,597      76,314      61,786     61,429
                    Kerosine                                                   5,818      9,621       8,517       7,545     10,170
                    Diesel and home heating oils                              35,995     41,064      39,347      34,514     40,403
                    Residuals                                                 13,759     17,308      15,163      13,812     16,170
                    Asphalt, LPG and other                                     8,574      9,666      10,271       9,134      9,887
----------------------------------------------------------------------------------------------------------------------------------
                                                                             176,427    174,256     149,612     126,791    138,059
----------------------------------------------------------------------------------------------------------------------------------

   United Kingdom - Gasoline                                                  12,058     11,058      11,622      12,511     14,058
                    Kerosine                                                   2,685      2,547       2,478       3,053      4,369
                    Diesel and home heating oils                              14,574     11,798       9,760      10,995     10,884
                    Residuals                                                  3,127      3,538       3,852       3,608      5,203
                    LPG and other                                              1,760      2,121       2,191       2,084      1,579
----------------------------------------------------------------------------------------------------------------------------------
                                                                              34,204     31,062      29,903      32,251     36,093
----------------------------------------------------------------------------------------------------------------------------------
     Total products sold                                                     210,631    205,318     179,515     159,042    174,152
==================================================================================================================================

Branded retail outlets/1/
   North America                                                                 914        815         712         625        552
   United Kingdom                                                                416        411         386         384        389
----------------------------------------------------------------------------------------------------------------------------------

STOCKHOLDER AND EMPLOYEE DATA
Common shares outstanding/1/,/2/ (thousands)                                  91,689     90,662      90,092      89,996     89,900
Number of stockholders of record/1/                                            2,826      2,991       3,185       3,431      3,684
Number of employees/1/                                                         4,010      3,779       3,109       2,153      1,566
Average number of employees                                                    3,875      3,438       2,528       1,797      1,498
----------------------------------------------------------------------------------------------------------------------------------

/1/ At December 31.
/2/ 1998 through 2001 have been adjusted to reflect a two-for-one stock split effective December 30, 2002.

..  DIRECTORS

   WILLIAM C. NOLAN JR. /1/
   Chairman of the Board
   Murphy Oil Corporation
   Partner
   Nolan and Alderson
   El Dorado, Arkansas
   Director since 1977

   CLAIBORNE P. DEMING /1/
   President and Chief Executive Officer
   Murphy Oil Corporation
   El Dorado, Arkansas
   Director since 1993

   FRANK W. BLUE /2/,/4/
   Attorney
   Fulbright & Jaworski
   Houston, Texas
   Director since 2003

   GEORGE S. DEMBROSKI /1/,/2/,/3/
   Vice Chairman, Retired
   RBC Dominion Securities Limited
   Toronto, Ontario, Canada
   Director since 1995

   H. RODES HART /2/,/3/
   Chairman and Chief Executive Officer
   Franklin Industries, Inc.
   Nashville, Tennessee
   Director since 1975

   ROBERT A. HERMES /4/,/5/
   Chairman of the Board
   Purvin & Gertz, Inc.
   Houston, Texas
   Director since 1999

   MICHAEL W. MURPHY
   President
   Marmik Oil Company
   El Dorado, Arkansas
   Director since 1977

   R. MADISON MURPHY /1/,/2/
   Private Investor
   El Dorado, Arkansas
   Director since 1993

   IVAR B. RAMBERG /4/,/5/
   Executive Officer
   Ramberg Consulting AS (Ram-Co)
   Lysaker, Norway
   Director since 2003

   DAVID J. H. SMITH /3/,/5/
   Chief Executive Officer, Retired
   Whatman plc
   Maidstone, Kent, England
   Director since 2001

   CAROLINE G. THEUS /1/,/5/
   President
   Keller Enterprises, LLC
   Alexandria, Louisiana
   Director since 1985

..  EXECUTIVE OFFICERS

   CLAIBORNE P. DEMING
   President and Chief Executive Officer

   W. MICHAEL HULSE
   Executive Vice President - Worldwide
   Downstream Operations

   STEVEN A. COSSE
   Senior Vice President and
   General Counsel

   BILL H. STOBAUGH
   Vice President

   KEVIN G. FITZGERALD
   Treasurer

   JOHN W. ECKART
   Controller

   WALTER K. COMPTON
   Secretary

..  DIRECTOR EMERITUS

   William C. Nolan

----------
COMMITTEES OF THE BOARD

/1/ Member of the Executive Committee chaired by Mr. Nolan. The Chairman serves as ex-officio member of all Committees.

/2/ Member of the Audit Committee chaired by Mr. R. Madison Murphy.

/3/ Member of the Executive Compensation Committee chaired by Mr. Dembroski.

/4/ Member of the Nominating and Governance Committee chaired by Mr. Hermes.

/5/ Member of the Public Policy and Environmental Committee chaired by
    Mrs. Theus.

..  PRINCIPAL SUBSIDIARIES

   Murphy Exploration &
   Production Company - USA

   131 South Robertson Street
   New Orleans, Louisiana 70112
   (504) 561-2811

   Mailing Address:
   P. O. Box 61780
   New Orleans, Louisiana 70161-1780

   Engaged in crude oil and
   natural gas exploration and production
   in the continental U.S. and in the
   Gulf of Mexico.

   JOHN C. HIGGINS
   President

   S. J. CARBONI JR.
   Vice President, Deepwater
   Development and Production

   JAMES R. MURPHY
   Vice President, Exploration

   STEVEN A. COSSE
   Vice President and General Counsel

   KEVIN G. FITZGERALD
   Treasurer

   GASPER F. BIVALACQUA
   Controller

   WALTER K. COMPTON
   Secretary

   Murphy Oil Company Ltd.

   2100-555-4th Avenue S.W.
   Calgary, Alberta T2P 3E7
   (403) 294-8000

   Mailing Address:
   P. O. Box 2721, Station M
   Calgary, Alberta T2P 3Y3
   Canada

   Engaged in crude oil and natural
   gas exploration and production,
   extraction and sale of synthetic crude
   oil, and marketing of petroleum
   products in Canada.

   HARVEY DOERR
   President

   TIMOTHY A. LARSON
   Vice President, Crude Oil and
   Natural Gas

   J. TERRY MCCOY
   Vice President, Exploration
   and Land

   W. PATRICK OLSON
   Vice President, Production

   ROBERT L. LINDSEY
   Vice President, Finance
   and Secretary

   KEVIN G. FITZGERALD
   Treasurer

   Murphy Exploration & Production
   Company - International

   550 WestLake Park Blvd.
   Suite 1000
   Houston, Texas 77079
   (281) 249-1040

   Engaged in crude oil and
   natural gas exploration and
   production outside North
   America and in Alaska.

   DAVID M. WOOD
   President

   GEORGE M. SHIRLEY
   Vice President and General
   Manager - Malaysia

   STEVEN A. COSSE
   Vice President and General Counsel

   KEVIN G. FITZGERALD
   Treasurer

   JOHN W. ECKART
   Controller

   WALTER K. COMPTON
   Secretary

   Murphy Oil USA, Inc.

   200 Peach Street
   El Dorado, Arkansas 71730
   (870) 862-6411

   Mailing Address:
   P. O. Box 7000
   El Dorado, Arkansas 71731-7000

   Engaged in refining and marketing of
   petroleum products in the United States.

   W. MICHAEL HULSE
   President

   CHARLES A. GANUS
   Senior Vice President, Marketing

   FREDEREC C. GREEN
   Senior Vice President,
   Engineering and Government Affairs

   GARY R. BATES
   Vice President, Supply and
   Transportation

   HENRY J. HEITHAUS
   Vice President, Retail Marketing

   ERNEST C. CAGLE
   Vice President, Manufacturing

   STEVEN A. COSSE
   Vice President and General Counsel

   GORDON W. WILLIAMSON
   Treasurer

   JOHN W. ECKART
   Controller

   WALTER K. COMPTON
   Secretary

   MURPHY EASTERN OIL COMPANY

   4 Beaconsfield Road
   St. Albans, Hertfordshire
   AL1 3RH, England
   172-789-2400

   Provides technical and professional
   services to certain of Murphy Oil
   Corporation's subsidiaries engaged
   in crude oil and natural gas
   exploration and production in
   the Eastern Hemisphere and
   refining and marketing of petroleum
   products in the United Kingdom.

   STEPHEN R. WYLIE
   President

   KEVIN W. MELNYK
   Vice President, Supply and Refining

   IJAZ IQBAL
   Vice President

   KEVIN G. FITZGERALD
   Treasurer

   WALTER K. COMPTON
   Secretary

PRINCIPAL OFFICES

..  El Dorado, Arkansas            .  Calgary, Alberta, Canada
..  New Orleans, Louisiana         .  St. Albans, Hertfordshire, England
..  Houston, Texas                 .  Kuala Lumpur, Malaysia

..  Corporate Information

   CORPORATE OFFICE
   200 Peach Street
   P.O. Box 7000
   El Dorado, Arkansas 71731-7000
   (870) 862-6411

   STOCK EXCHANGE LISTINGS
   Trading Symbol: MUR
   New York Stock Exchange
   Toronto Stock Exchange

   TRANSFER AGENTS
   Computershare Investor Services, L.L.C.
   P. O. Box A3504
   Chicago, Illinois 60690-3504
   Toll-free (888) 239-5303
   Local Chicago (312)360-5303

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
        .  News releases
        .  Annual report
        .  Quarterly reports
        .  Live webcasts of quarterly conference calls
        .  Links to the Company's SEC filings
        .  Stock quotes
        .  Profiles of the Company's operations
        .  On-line stock investment accounts
        .  Murphy USA station locator

   ANNUAL MEETING
   The annual meeting of the Company's shareholders
   will be held at 10 a.m. on May 14, 2003, at the
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
   Authorization forms may be obtained from:
          Computershare Investor Services, L.L.C.
          P. O. Box 0289
          Chicago, Illinois 60690-0289
          Toll-free (888) 239-5303
          Local Chicago (312) 360-5303

   [LOGO]  Printed in U.S.A. on paper containing recycled content.

EXHIBIT 13 APPENDIX

MURPHY OIL CORPORATION – CIK 0000717423

Appendix to Electronically Filed Exhibit 13

(2002 Annual Report to Security Holders, Which is Incorporated in This Form 10-K Report)

Providing a Narrative of Graphic and Image Material Appearing on

Pages 1 Through 12 of Paper Format

Exhibit 13 Page No.	Picture Narrative

1

Claiborne P. Deming, President and Chief Executive Officer of Murphy Oil Corporation, is pictured. Perhaps the most significant event in 2002 was the Kikeh discovery in deepwater Block K (80%), offshore Malaysia. Murphy now holds a substantial acreage position in the Sabah Trough – a virtually undrilled geological province with only 13 wells that have yielded seven discoveries.

3	In November 2002, Murphy opened its 500th Murphy USA retail fueling outlet in Houston, Texas; a Murphy USA station is shown.

5

The oil tanker Kometik shuttles production from Murphy’s Hibernia and Terra Nova fields, with the latter field being the primary driver of the Company’s production increase in 2002; a photo of the vessel is displayed.

7	A semisubmersible rig is shown drilling the Kikeh discovery, the first in deepwater Malaysia believed to be one of the most significant discoveries in Company history.

9	Six development wells were drilled from this well jacket at West Patricia in preparation for first oil production in 2003; a photo of a portion of the well jacket is presented.

11	The Meraux refinery’s clean fuels project includes the addition of a hydrocracker unit, which will help Murphy provide “greener” fuels to consumers; a photo of the construction site is displayed.

Map	Map Narrative

Murphy has secured strategic worldwide positions for oil and gas exploration and production and downstream operations. A world map is displayed with a key indicating the Company’s Properties, Headquarters, Refineries, and Other Principal offices. A brief narrative of certain properties is displayed within the map as follows:

Syncrude – Murphy has a five-percent ownership interest in Syncrude Canada, Ltd., the largest single oil producing operation in Canada. Stage III expansion will raise the gross production from this operation to 335,000 barrels per day by 2005.

Hibernia & Terra Nova – These two large fields are the first to come on-line offshore Newfoundland. On a combined basis, these fields produced 24,000 barrels of oil per day net to Murphy’s interest in 2002.

Ex. 13A-1

EXHIBIT 13 APPENDIX

MURPHY OIL CORPORATION – CIK 0000717423

Exhibit 13 Page No.	Picture Narrative(Contd.)
Map (Contd.)

Gulf of Mexico Deepwater – The Company has accumulated 154 blocks in the deep waters of the Gulf of Mexico. To date Murphy has four discoveries, three of which will be on stream in 2003 and 2004.

Meraux Refinery – Major expansion projects will be completed in 2003 and will enable the refinery to meet new low sulfur product specifications which will be mandatory in 2006.

Murphy USA Sites – Murphy had 506 operating retail stations at Wal-Mart sites in the U.S. at December 31, 2002. The Company will build another 100 stations in 2003.

Ecuador – A new heavy oil pipeline will be operational in the second half of 2003 that will allow the Company’s production from Block 16 to double to about 11,000 barrels per day.

Malaysia – New production will commence in mid-2003 from shallow-water Block SK 309. The Company made a sizeable discovery at Kikeh in deepwater Block K in 2002. Significant exploration work will continue on deepwater blocks in 2003.

Ex. 13A-2

EXHIBIT 13 APPENDIX

MURPHY OIL CORPORATION – CIK 0000717423

Exhibit 13 Page No.	Graph Narrative(Contd.)

1	NET HYDROCARBONS PRODUCED
	Scale 0 to 150 (thousands of oil equivalent barrels a day)
		1998	1999	2000	2001	2002
	Ecuador and Other (top)	8	7	6	5	4
	United Kingdom	18	23	23	22	20
	Canada	36	39	43	62	81
	United States (bottom)	36	37	31	25	21

	Total	98	106	103	114	126

	This stacked vertical bar graph has the total for each bar printed above it.

2	CAPITAL EXPENDITURES BY FUNCTION
	Scale 0 to 900 (millions of dollars)
		1998	1999	2000	2001	2002
	Corporate (top)	2	3	11	6	1
	Refining and Marketing	55	88	154	175	235
	Exploration and Production (bottom)	332	296	393	683	632

	Total	389	387	558	864	868

	This stacked vertical bar graph has the total for each bar printed above it.

7	ESTIMATED NET PROVED HYDROCARBON RESERVES
	Scale 0 to 600 (millions of oil equivalent barrels)
		1998	1999	2000	2001	2002
	Ecuador and Other (top)	32	37	41	54	48
	United Kingdom	63	63	56	50	48
	Canada	188	195	238	243	234
	United States (bottom)	97	106	107	154	125

	Total	380	401	442	501	455

	This stacked vertical bar graph has the total for each bar printed above it.

8	CAPITAL EXPENDITURES – EXPLORATION AND PRODUCTION
	Scale 0 to 720 (millions of dollars)
		1998	1999	2000	2001	2002
	United Kingdom and Other (top)	103	41	46	32	55
	Malaysia	—	3	18	45	127
	Canada	108	156	192	347	228
	United States (bottom)	121	96	137	259	222

	Total	332	296	393	683	632

	This stacked vertical bar graph has the total for each bar printed above it.

11	REFINED PRODUCTS SOLD
	Scale 0 to 250 (thousands of barrels a day)
		1998	1999	2000	2001	2002
	United Kingdom (top)	36	32	30	31	34
	North America (bottom)	138	127	150	174	177

	Total	174	159	180	205	211

	This stacked vertical bar graph has the total for each bar printed above it.

Ex. 13A-3

EXHIBIT 13 APPENDIX

MURPHY OIL CORPORATION – CIK 0000717423

Exhibit 13 Page No.	Graph Narrative(Contd.)

11	CAPITAL EXPENDITURES – REFINING AND MARKETING
	Scale 0 to 250 (millions of dollars)
		1998	1999	2000	2001	2002
	United Kingdom (top)	7	12	13	12	4
	North America (bottom)	48	76	141	163	231

	Total	55	88	154	175	235

	This stacked vertical bar graph has the total for each bar printed above it.

12	INCOME CONTRIBUTION FROM CONTINUING OPERATIONS BY FUNCTION
	Excludes nonrecurring items and Corporate activities
	Scale (60) to 360 (millions of dollars)
		1998	1999	2000	2001	2002
	Exploration and Production (left)	3	115	271	186	168
	Refining and Marketing (right)	49	15	55	89	(40)

	Total	52	130	326	275	128

	This vertical bar graph has the total for each bar printed above it and a combined annual total at the top of the graph.

12	CASH FLOW FROM CONTINUING OPERATIONS BY FUNCTION
	Excludes nonrecurring items, Corporate activities and changes in noncash working capital.
	Scale 0 to 750 (millions of dollars)
		1998	1999	2000	2001	2002
	Exploration and Production (left)	237	340	561	573	597
	Refining and Marketing (right)	89	36	120	158	44

	Total	326	376	681	731	641

	This stacked vertical bar graph has the total for each bar printed above it and a combined annual total at the top of the graph.

Ex. 13A-4