Form 10-K, Exhibit 13
period 2003-12-31
MURPHY OIL CORP /DE
filed 2004-03-12
CIK 717423

EXHIBIT 13

[Graphic appears here]

Dear Fellow Shareholders,

The saying goes “when one door closes, another opens.” In regards to Murphy’s performance throughout 2003 it is an apt description. As production declined from our legacy assets in Western Canada and the U.K. sector of the North Sea, new production ramped up in Malaysia and the Gulf of Mexico. And now, as we continue to develop our new discoveries, we are in position to refocus our energies as a blue chip international frontier exploration company that grows through the drill bit, a role that comes naturally to a company with wildcatter roots.

This year, although good to Murphy, has proven quite trying for the world in general. Uncertainty about world oil supply and the reaction of OPEC to the liberation of Iraq and a declining U.S. dollar value kept commodity prices artificially inflated. Despite such turbulence in our global landscape, we recorded encouraging results in terms of increased earnings and exploration successes with good long-term potential.

Our Results By The Numbers

Our 2003 net income grew 164 percent to $294.2 million on revenues of $5.3 billion and our earnings per diluted share for the year were $3.17. The Company’s income from exploration and production operations was $326.2 million, up 103 percent from 2002 levels. Although our refining and marketing operations had disappointing results, suffering an $11.2 million loss in 2003, the segment’s financial results were a significant improvement over 2002.

Our worldwide crude oil and condensate sales prices averaged $25.27 per barrel during 2003, compared to $23.59 per barrel for 2002. Our total crude oil, condensate and gas liquids production was an average 83,452 barrels per day in 2003 compared to 76,370 barrels per day in 2002, with the net increase due primarily to production from our West Patricia field in Malaysia, and from Medusa and Habanero, our two Gulf of Mexico deepwater fields that came on stream late in the year. Our North American natural gas sales prices averaged $4.83 per thousand cubic feet during 2003, compared to $2.94 per thousand cubic feet during 2002. Natural gas sales volumes declined from 297 million cubic feet per day in 2002 to 215 million cubic feet per day in 2003, primarily due to lower production from our Ladyfern field in Western Canada.

Funding Our Growth

Our capital expenditure program for 2003 included high impact development projects in the Gulf of Mexico and Malaysia, the Syncrude expansion program in Canada, and continued exploration with a four-well program to define the potential of our Malaysian deepwater blocks. In addition to the $763 million of capital spending allocated to exploration and development worldwide, approximately $215 million was earmarked for downstream, including the completion of the Clean Fuels Project and a capacity upgrade at our Meraux, Louisiana, refinery, and the continued build-out of the Murphy USA program at Wal-Mart Supercenters. By year-end, 623 Murphy USA stations were in operation.

[Graphic appears here]

[Picture appears here]

With the anticipated sharp decline of the once prolific Ladyfern field in Western Canada and the need for asset reallocation to fund ongoing frontier drilling and development programs throughout 2004, we announced plans to divest most of our conventional oil and gas properties in Western Canada. Continued growth in those maturing basins would have required substantial reinvestment at a time when our program outside North America is growing at a dynamic pace. Accordingly, we decided to capture and redeploy some of that value. This is consistent with our previous actions of disposing of high cost and less profitable mature properties, which included our interests in the Ship Shoal Block 113 field in the Gulf of Mexico Continental Shelf and the Ninian and Columba fields in the U.K. North Sea.

Building Our Bench Strength Inside and Out

To better reflect our capability as a frontier exploration and production company and a downstream refiner and marketer, we revised our organizational structure and added two key board members in early 2003. Our U.S. and international exploration and production operations were separated into two operating segments: Murphy Exploration & Production Company – USA, led by John Higgins, President; and Murphy Exploration & Production Company – International, led by David Wood, President. These two E&P subsidiaries, along with our Canadian subsidiary, Murphy Oil Company Ltd., with Harvey Doerr at the helm as President, now form the legs of a three-prong global E&P strategy that focuses on the Gulf of Mexico deepwater, Malaysia and West Africa (Congo), and Canada. Our worldwide downstream operations, consisting primarily of refining assets and retail marketing stations in the U.S. and U.K., are now headed by Mike Hulse, President. These are talented, intelligent and highly motivated executives who are responsible for our greatest successes in the past couple of years, and who are tasked with the future of our Company.

Added to our Board of Directors were: Frank Blue, a 28-year veteran of the oil industry with international experience in Southeast Asia and an esteemed attorney formerly with Fulbright & Jaworski in Houston, Texas; and Ivar Ramberg, Executive Officer of Ramberg Consulting AS of Lysaker, Norway, and formerly President and CEO of Norsk Hydro Canada.

The Lure of Frontier Exploration

Frontier exploration is in our blood. Underpinned by new production and ongoing production from such core legacy assets as Terra Nova, Hibernia, Syncrude and Schiehallion, we can commit to focused exploration in high impact areas, specifically deepwater Gulf of Mexico and Malaysia. Our various drilling programs are further detailed in the discussion following this letter, but the potential in Malaysia deserves special note. We currently have interests in more than 14 million gross acres in three hydrocarbon provinces offshore Malaysia. Our Kikeh discovery, in Block K, will create value for Murphy for many years to come. Not only is our working interest 80 percent on Block K, but we are also operator. First production from Kikeh is projected for 2007.

Significant Downstream Momentum

Our downstream business is driven by our Wal-Mart program. In 2003, we opened 117 new Murphy USA stations and are planning for approximately 160 new builds for 2004. We have already earned more than one percent of the national market share in retail fuel sales, a significant achievement considering that this is only our fifth program year. Our success with Murphy USA has driven the expansion of our Meraux refinery’s crude processing capacity to 125,000 barrels per day. We have also brought on line new processing equipment to manufacture “clean” fuels.

Living Up To Our Legacy

I sincerely believe that the reason we enjoyed such positive results for 2003 is because we earned it, and because we do not fit the mold of the typical independent exploration and production company.

First of all, our business model is two-fold with both upstream and downstream segments. Our growth through the drillbit is balanced by our retail assets. Second, we are calculated risk-takers who choose to participate in under-explored provinces with potential for sizable discoveries. Third, we are culturally and fiscally conservative and have a debt to total capitalization ratio that is one of the best in our industry. Fourth, we never forget that we are working for our shareholders and we continually strive to create value for them. We are wildcatters at heart, but we are well-prepared, accountable and hard-working.

It has been an eventful year for Murphy Oil Corporation and we are looking at 2004 and beyond from a positive perspective — with growing production, good exploratory prospects and an expanding retail market share. Although the future is always uncertain, we are confident that we have the fiscal strength, the operational tools and a deep pool of talent to meet whatever it brings our way.

<signature>

Claiborne P. Deming

President and Chief Executive Officer

February 17, 2004

El Dorado, Arkansas

FINANCIAL HIGHLIGHTS

(thousands of dollars except per share data)	2003	2002	% Change 2003-2002	2001	% Change 2002-2001
For the Year
Revenue	5,345,238	3,984,327	34%	3,865,968	3%
Net income	294,197	111,508	164%	330,903	-66%
Cash dividends paid	73,464	70,898	4%	67,826	4%
Capital expenditures	979,164	868,100	13%	864,440	–
Net cash provided by operating activities	652,278	532,844	22%	635,704	-16%
Average common shares outstanding–diluted	92,742,766	92,134,967.7%		91,181,998	1.0%
At End of Year
Working capital	228,529	136,268	68%	38,604	253%
Net property, plant and equipment	3,530,800	2,886,599	22%	2,525,807	14%
Total assets	4,712,647	3,885,775	21%	3,259,099	19%
Long-term debt	1,090,307	862,808	26%	520,785	66%
Stockholders’ equity	1,950,883	1,593,553	22%	1,498,163	6%
Per Share of Common Stock
Net income – diluted	3.17	1.21	162%	3.63	-67%
Cash dividends paid	.80	.775	3%	.75	3%
Stockholders’ equity	21.24	17.38	22%	16.53	5%

OPERATING HIGHLIGHTS

	2003	2002	% Change 2003-2002	2001		% Change 2002-2001
Net crude oil and gas liquids produced – barrels per day	83,452	76,370	9%	67,355		13%
United States	4,526	5,285	-14%	5,763		-8%
Canada	51,767	48,239	7%	36,059		34%
Other International	27,159	22,846	19%	25,533		-11%

Net natural gas sold – thousand cubic feet per day	215,334	296,931	-27%	281,235		6%
United States	82,281	92,106	-11%	115,527		-20%
Canada	123,489	197,852	-38%	152,583		30%
United Kingdom	9,564	6,973	37%	13,125		-47%

Crude oil refined – barrels per day	119,281	143,829	-17%	167,199		-14%
North America	90,869	114,189	-20%	140,214		-19%
United Kingdom	28,412	29,640	-4%	26,985		10%

Petroleum products sold – barrels per day	264,928	210,631	26%	205,318		3%
North America	229,876	176,427	30%	174,256		1%
United Kingdom	35,052	34,204	2%	31,062		10%

Stockholder and Employee Data
Common shares outstanding (thousands)	91,871	91,689.2%		90,662	*	1.0%
Number of stockholders of record	2,839	2,826.5%		2,991		-5.5%
Number of employees	4,789	4,010	19%	3,779		6%
Average number of employees	4,446	3,875	15%	3,438		13%

*	Adjusted for two-for-one stock split on December 30, 2002.

[MAPS APPEAR HERE]

Major Exploration and Production Properties

Malaysia

Currently, Murphy has interests that vary between 60% and 85% in more than 14 million acres offshore Malaysia in Blocks SK 309 and 311, PM 311 and 312, and Sabah Blocks K, H, L and M. All are in known geologic provinces. New oil production from the West Patricia development in SK 309 came on stream in May 2003. Production from the Kikeh field is projected to come on stream in 2007.

Gulf of Mexico

Murphy has interests in 173 blocks in the deepwater Gulf of Mexico and operates 116 of these blocks with working interests between 37.5% and 100%. To date, our activities in the deepwater Gulf of Mexico have yielded seven discoveries, including three major developments — Medusa, Habanero and Front Runner. The Company also has ownership interests in numerous blocks on the continental shelf of the Gulf of Mexico.

Eastern Canada

Operations in Eastern Canada include working interests in Canada’s largest producing offshore assets, Hibernia and Terra Nova. The Company also holds exploration licenses on the Scotian Shelf near Sable Island.

Western Canada

We have a 5% interest in Syncrude, the world’s largest synthetic crude oil operation. Going forward, after the completion of the announced sale of assets, Murphy’s Western Canada conventional asset base will include heavy oil production in the Lloydminster and Seal areas and natural gas production in the Gilby area.

U.K. North Sea

The Company counts Schiehallion, the U.K. North Sea’s largest producing field, as a core asset that continues to provide important production for Murphy. Murphy also has significant production at the Mungo and Monan fields in the North Sea. In 2003, we sold our interests in the Ninian and Columba fields in the North Sea.

Ecuador

With the completion of the OCP heavy crude pipeline, production increased in September 2003 on Ecuador Block 16 (20%), located in the Napo Basin on the east side of the Andes Mountains. The asset is producing approximately 52,000 barrels per day (8,000 net to Murphy) and has the potential to increase production to 75,000 barrels per day.

Congo

Murphy holds an 85% interest in production sharing contracts covering two lightly explored deepwater blocks, Mer Profonde Nord and Mer Profonde Sud (MPN and MPS), totaling 1.8 million gross acres in the lower Congo basin located in a well-known and prolific geologic province.

Exploration & Production

During 2003, we started up significant new production as our West Patricia field in Malaysia and our Medusa and Habanero fields in the Gulf of Mexico joined our major production assets, which include Terra Nova, Hibernia and Syncrude in Canada, and Schiehallion in the U.K. sector of the North Sea. For the full year, our worldwide production averaged 119,000 barrels of oil equivalent per day.

International – Focusing on Malaysia, Ecuador and Congo

In May 2003, our West Patricia development on Block SK 309 came on stream and ramped up to more than 15,000 barrels per day, 11,800 net to Murphy. We are especially pleased with our partnering agreement with PETRONAS-Carigali, and with the fast-tracked development of the West Patricia field, which took a mere 16 months from Field Development Plan approval to first oil. Our adjacent Congkak discovery will be produced through the West Patricia development and we are evaluating other prospects on our 85% held SK 309 and 311 blocks in hopes of bringing additional new production through the same infrastructure.

Our deepwater Malaysian drilling program is focused on fully appraising the scope of our discoveries on Block K (80%) in the Sabah Trough. Discovered in 2002, Kikeh is the largest oil discovery in Asia in many years. Kikeh Kecil, drilled in 2003 along the same trend, also showed similar pay sections as found in the Kikeh field. Late in the year, we flow-tested the Kikeh #4 well up to an equipment-limited maximum rate of 10,200 barrels per day from a single zone. We will continue to define the Kikeh complex and analogous acreage as we move towards development sanction in 2004 with first oil targeted for 2007. We believe there is much more exploratory work to do in the Sabah Trough. With our large ownership and acreage position in deepwater Malaysia, we plan to continue exploration of the province in 2004 drilling various prospects on Block K.

Exploration and Production Statistical Summary

	2003	2002	2001	2000	1999

Net crude oil and condensate production – barrels per day
United States	4,374	3,837	4,339	4,770	5,826
Canada – light	1,419	2,150	2,937	2,606	2,992
heavy	9,962	9,484	11,707	10,574	9,099
offshore	28,534	24,037	9,535	9,199	6,404
synthetic	10,483	11,362	10,479	8,443	10,997
United Kingdom	14,513	18,180	20,049	20,679	20,217
Ecuador	5,172	4,544	5,319	6,405	7,104
Malaysia	7,301	–	–	–	–
Net natural gas liquids production – barrels per day
United States	152	291	413	551	777
Canada	1,369	1,206	1,401	474	488
United Kingdom	173	122	165	216	321

Continuing operations	83,452	75,213	66,344	63,917	64,225
Discontinued operations	–	1,157	1,011	1,342	1,858

Total liquids produced	83,452	76,370	67,355	65,259	66,083

Net crude oil and condensate sold – barrels per day
United States	4,374	3,837	4,339	4,769	5,832
Canada – light	1,419	2,150	2,937	2,606	2,992
heavy	9,962	9,484	11,707	10,574	9,099
offshore	28,542	23,935	9,862	9,456	4,727
synthetic	10,483	11,362	10,479	8,443	10,997
United Kingdom	14,591	18,209	20,206	20,921	20,217
Ecuador	4,997	4,293	5,381	6,393	7,104
Malaysia	7,235	–	–	–	–
Net natural gas liquids sold – barrels per day
United States	152	291	413	551	777
Canada	1,369	1,206	1,401	474	488
United Kingdom	131	149	148	216	321

Continuing operations	83,255	74,916	66,873	64,403	62,554
Discontinued operations	–	1,157	1,011	1,342	1,858

Total liquids sold	83,255	76,073	67,884	65,745	64,412

Net natural gas sold – thousands of cubic feet per day
United States	82,281	88,067	112,616	141,373	163,587
Canada	123,489	197,852	152,583	73,773	56,238
United Kingdom	9,564	6,973	13,125	10,850	12,443

Continuing operations	215,334	292,892	278,324	225,996	232,268
Discontinued operations	–	4,039	2,911	3,416	8,175

Total natural gas sold	215,334	296,931	281,235	229,412	240,443

Net hydrocarbons produced – equivalent barrels[1,2] per day	119,341	125,859	114,228	103,494	106,157
Estimated net hydrocarbon reserves – million equivalent barrels[1,2,3]	425.5	455.3	501.2	442.3	400.8

Weighted average sales prices[4]
Crude oil and condensate – dollars per barrel
United States	$24.22	24.25	24.92	30.38	18.09
Canada[5] – light	27.39	22.60	22.40	27.68	17.00
heavy	12.34	16.82	11.06	17.83	12.77
offshore	27.08	25.36	23.77	27.16	19.08
synthetic	24.97	25.64	25.04	29.62	18.64
United Kingdom	29.59	24.39	24.44	27.78	18.09
Ecuador	22.99	19.64	17.00	22.01	14.42
Malaysia	29.42	–	–	–	–
Natural gas liquids – dollars per barrel
United States	23.42	17.13	20.40	23.04	13.70
Canada[5]	24.53	16.35	20.35	19.98	12.09
United Kingdom	22.49	18.28	19.12	23.64	13.45
Natural gas – dollars per thousand cubic feet
United States	5.29	3.37	4.64	4.01	2.34
Canada[5]	4.52	2.74	3.28	3.67	1.96
United Kingdom[5]	3.50	2.76	2.52	1.81	1.68

1Natural gas converted at a 6:1 ratio.

2Includes synthetic oil.

3At December 31.

4Includes intracompany transfers at market prices.

5U.S. dollar equivalent.

[Picture appears here]

In 2002, we acquired 75% interests in two shallow water Peninsular Malaysia blocks (PM 311 and 312), totaling 3.2 million acres. Armed with newly acquired 3D seismic surveys over the northwestern corner of PM 311, we plan to drill two wildcats in the first half of 2004.

In September 2003, the lack of significant export capacity for our 20% owned Ecuador Block 16 producing asset was resolved with the completion of the new trans-Andean heavy crude pipeline (OCP). The field has ramped up to approximately 52,000 barrels per day, which results in 8,000 barrels per day net to Murphy and the fields in this acreage are capable of producing up to 75,000 barrels per day. Ecuador Block 16 provides a long-life producing asset for the Company’s portfolio.

In 2003, we were able to negotiate contracts with favorable fiscal terms on two blocks of prospective acreage in the lower Congo basin – Mer Profonde Nord and Mer Profonde Sud (MPN and MPS). We believe this offshore area (85%) in Congo (Brazzaville) covering 1.8 million acres, has excellent potential as the region has yielded a number of significant discoveries in recent years. During the first four-year phase of our initial work period of 10 years, we have committed to drill three exploratory wells with the first well planned for 2004.

Canada — Heavy Oil and Frontier Focus Over the past several years, our exploration strategy in Western Canada has been on the high risk side. However, with the decline of production from the Ladyfern field and the rapid increase in the industry’s Western Canadian finding and development costs, we believe that it is time to refocus our Canadian portfolio back to heavy oil development in the Lloydminster and Seal areas, the Syncrude expansion scheduled for 2006 completion, and the frontier areas of the Scotian Shelf. In the last three years, we have routinely divested mature Western Canadian properties, and in December we announced our intention to sell the majority of our remaining conventional assets, with the intent to reallocate capital to our frontier exploration and development programs.

Efforts are currently underway to market these Western Canadian assets, with a proposed closing date prior to the end of the second quarter of 2004. In the meantime, Hibernia (6.5%), Terra Nova (12%) and Syncrude (5%) continue to provide significant cash flow for the Company. Both Hibernia and Terra Nova came on during a robust price environment and have proven to be outstanding investments. The Company will continue to seek future investments in Canada, with a focus in the medium term towards evaluation of heavy oil, oil sands and frontier exploration opportunities.

Developing in the Deepwater Gulf of Mexico During 2003, our focus in the Gulf of Mexico has been on developing our Medusa, Habanero and Front Runner discoveries and lining up new drilling prospects. As these developments come on production, our primary focus will shift back to exploration on nearby acreage and in expanded areas of the Gulf of Mexico such as the newly opened Eastern Gulf and the lower Miocene subsalt play. Murphy currently owns rights (between 37.5% and 100%) in 173 deepwater lease tracts and operates 116.

[Picture appears here]

Medusa, located in 2,200 feet of water in Mississippi Canyon Blocks 538 and 582, commenced production in November 2003. The field produces through a spar facility designed to process up to 40,000 barrels of oil per day and 110 million cubic feet of natural gas per day. Murphy is the operator of the field (60%) and we anticipate peak net production to be approximately 25,000 barrels of oil equivalent per day by mid 2004 from six producing wells. Several identified prospects in the immediate area could also be tied back to the Medusa development, including Medusa North, which was successfully drilled in mid 2003. In addition, the Company controls 13 blocks in close proximity to the Medusa field with prospects that could easily be produced through the Medusa infrastructure.

The Habanero field, located in 2,013 feet of water in Garden Banks Block 341 (33.75%), came on stream in November 2003. It is a two well subsea tie-back to Shell’s Auger tension leg platform, with expected peak production of 7,000 barrels of oil equivalent per day, net to Murphy. It is non-Murphy operated.

The Front Runner field, in water depth of 3,100 feet in Green Canyon Blocks 338 and 339, remains under development with installation of a spar facility (processing capacity of 60,000 barrels per day and 110 million cubic feet per day) scheduled for early 2004. Production is scheduled to begin in the second half of the year. Front Runner (37.5%) will produce from three discoveries, Front Runner (Green Canyon 338), Front Runner South (Green Canyon 339) and Quatrain (Green Canyon 382), and production rates are expected to peak at 20,000 barrels of oil equivalent per day, net to Murphy. Additional prospects around the Front Runner spar in the 13 blocks controlled by Murphy and its partners have also been earmarked for exploration.

With our current lease holdings, we are well positioned to explore the Gulf’s emerging trends in 2004 and beyond. We own interests in 31 leases approved for drilling in the gas-prone Eastern Gulf. We will be carried in the drilling of our Dalmatian prospect (50%) in the DeSoto Canyon area in the second quarter of 2004 and we will drill the South Dachshund prospect (50%) in the Lloyd Ridge area in the second half of 2004. Our strategy going forward calls for a balanced drilling program that combines lower risk prospects that can be developed through existing infrastructure with higher risk, higher potential prospects in the more technologically challenging plays.

Refining & Marketing

Throughout 2003, our downstream performance was mixed. For the year, our downstream operations lost $11.2 million on revenues of $4.2 billion. We continue to face margin pressures in 2004 with the sustained higher price of crude and with challenges encountered in our Meraux refinery operations due to a fire at mid-year 2003. Marketing results from our Murphy USA retail program located at Wal-Mart Supercenters continue to gain momentum as we have now opened more than 600 gas stations in 21 states. Our margins on the Murphy USA chain improved significantly in 2003 and both fuel and non-fuel sales volumes continue to grow.

Improving Refining Operations

Ongoing initiatives at the Meraux, Louisiana, refinery that include the expansion of its crude processing capacity from 100,000 to 125,000 barrels per day and the Clean Fuels Project, were temporarily derailed in early June 2003. A fire in the Residual Oil Supercritical Extractor (ROSE) unit, although confined to a small area, caused severe damage and the ROSE unit was a total loss. Subsequently, the entire plant remained off-line through the third quarter of the year as a result of fire damage. During this downtime, we completed a scheduled plant turnaround and the crude capacity expansion, tied-in the Clean Fuels Project equipment as originally planned, and commenced the clean-up and rebuild of the ROSE unit, anticipated to be completed by October 2004. Murphy’s downstream capital expenditures will decrease dramatically in 2004 as a result of the completion of the plant’s expansion.

The Meraux refinery came back on line in the fourth quarter with the capability to manufacture 100% ultra-low sulfur fuels, making Meraux one of the first refineries in the country to produce both gasoline and diesel fuels that meet the new low-sulfur standards.

In other refining operations, our Superior refinery in Wisconsin set a new record for asphalt sales with 1.8 million barrels produced and sold during 2003. Asphalt makes a significant contribution to our bottom line and the increase in asphalt production means an increase in the volumes of Canadian heavy sour crude that we purchase, which in turn, lowers our feedstock costs for Superior. Our Meraux, Superior and Milford Haven (Wales) refineries process and supply fuels for the Company’s retail operations — the 623 Murphy USA gasoline stations situated at Wal-Mart stores in 21 states and 104 operated MURCO fuel outlets in the U.K.

Surging Retail Operations

Thanks in large part to our association with Wal-Mart in 21 states, we have become a national leader in the retail marketing arena. During the year, we more than

[MAP APPEARS HERE]

Refining and Marketing Statistical Summary

	2003	2002	2001	2000	1999
Refining
Crude capacity* of refineries – barrels per stream day	192,400	167,400	167,400	167,400	167,400

Refinery inputs – barrels per day
Crude – Meraux, Louisiana	60,403	83,721	104,345	103,154	82,410
Superior, Wisconsin	30,466	30,468	35,869	34,159	33,402
Milford Haven, Wales	28,412	29,640	26,985	28,507	27,392
Other feedstocks	10,113	11,013	9,901	8,298	10,484

Total inputs	129,394	154,842	177,100	174,118	153,688

Refinery yields – barrels per day
Gasoline	52,162	63,409	73,217	75,106	65,216
Kerosine	6,568	9,446	12,874	11,955	11,316
Diesel and home heating oils	41,277	48,344	52,660	49,606	44,054
Residuals	14,595	16,589	20,530	18,524	17,370
Asphalt, LPG and other	11,986	12,651	13,467	14,624	12,225
Fuel and loss	2,806	4,403	4,352	4,303	3,507

Total yields	129,394	154,842	177,100	174,118	153,688

Average cost of crude inputs to refineries – dollars per barrel
North America	$29.79	24.76	23.44	28.82	18.80
United Kingdom	30.24	25.83	24.86	29.29	17.22

Marketing
Products sold – barrels per day
North America – Gasoline	162,911	112,281	96,597	76,314	61,786
Kerosine	4,388	5,818	9,621	8,517	7,545
Diesel and home heating oils	43,373	35,995	41,064	39,347	34,514
Residuals	10,972	13,759	17,308	15,163	13,812
Asphalt, LPG and other	8,232	8,574	9,666	10,271	9,134

	229,876	176,427	174,256	149,612	126,791

United Kingdom – Gasoline	12,101	12,058	11,058	11,622	12,511
Kerosine	2,526	2,685	2,547	2,478	3,053
Diesel and home heating oils	13,506	14,574	11,798	9,760	10,995
Residuals	3,816	3,127	3,538	3,852	3,608
LPG and other	3,103	1,760	2,121	2,191	2,084

	35,052	34,204	31,062	29,903	32,251

Total products sold	264,928	210,631	205,318	179,515	159,042

Branded retail outlets*
North America	994	914	815	712	625
United Kingdom	384	416	411	386	384

*At December 31.

[PICTURE APPEARS HERE]

met our goal of building and opening 100 new locations. By the end of 2003, we had opened 117 new Murphy USA outlets and increased our market share in sales volume to more than 1% nationwide. Monthly fuel sales volumes showed significant increases throughout the year, with same-store fuel volumes (open one or more years) averaging 9% higher in 2003 than in 2002. Non-fuel sales jumped by more than 50% over the prior year’s levels due, in part, to outstanding efforts by our retail associates in the field and innovative marketing strategies.

Our retail network is one of the largest new players in the fuel marketing arena. Murphy USA stations are high volume outlets with low capital costs and equally low per-unit operating costs, all of which enable us to compete in a low margin environment.

As ambitious as our expansion plans were for 2003, our plans for 2004 are even more aggressive with 160 new units planned throughout the southern and midwestern United States. We believe that our retail program is second to none and that we can compete in any market environment while continuing to grow the system and increase sales volumes.

Board of Directors

William C. Nolan, Jr.

Partner, Nolan and Alderson, El Dorado, Arkansas.

Director since 1977.

Chairman of the Board and the Executive Committee

Claiborne P. Deming

President and Chief Executive Officer, Murphy Oil Corporation, El Dorado, Arkansas.

Director since 1993.

Committees: Executive

Frank W. Blue

Attorney, Santa Barbara, California.

Director since 2003.

Committees: Audit; Nominating and Governance

George S. Dembroski

Vice Chairman, Retired, RBC Dominion Securities Limited, Toronto, Ontario, Canada.

Director since 1995.

Committees: Executive; Audit; Executive Compensation (Chairman)

H. Rodes Hart

Chairman and Chief Executive Officer, Franklin Industries, Inc., Nashville, Tennessee.

Director since 1975.

Committees: Audit; Executive Compensation

Robert A. Hermes

Chairman of the Board, Purvin & Gertz, Inc., Houston, Texas.

Director since 1999.

Committees: Nominating and Governance (Chairman); Public Policy and Environmental

R. Madison Murphy

Private Investor, El Dorado, Arkansas.

Director since 1993; Chairman from 1994-2002

Committees: Executive; Audit (Chairman)

Ivar B. Ramberg

Executive Officer, Ramberg Consulting AS (Ram-Co), Lysaker, Norway.

Director since 2003.

Committees: Nominating and Governance; Public Policy and Environmental

David J. H. Smith

Chief Executive Officer, Retired, Whatman plc, Maidstone, Kent, England.

Director since 2001.

Committees: Executive Compensation; Public Policy and Environmental

Caroline G. Theus

President, Keller Enterprises, LLC, Alexandria, Louisiana.

Director since 1985.

Committees: Executive Committee; Public Policy and Environmental (Chairman)

Director Emeritus

William C. Nolan

Executive Officers

Claiborne P. Deming

President and Chief Executive Officer since October 1994 and Director and Member of the Executive Committee since 1993. Mr. Deming served as Executive Vice President and Chief Operating Officer from 1992 to 1993 and President of Murphy Oil USA, Inc. from 1989 to 1992.

Steven A. Cossé

Senior Vice President since October 1994 and General Counsel since August 1991. Mr. Cossé was elected Vice President in 1993. For the eight years prior to August 1991, he was General Counsel for Ocean Drilling & Exploration Company (ODECO), a majority-owned subsidiary of Murphy.

W. Michael Hulse

Executive Vice President – Worldwide Downstream Operations effective April 2003. Mr. Hulse was President of MOUSA from November 2001 to present. He served as President of Murphy Eastern Oil Company from April 1996 to November 2001.

Bill H. Stobaugh

Vice President since May 1995 when he joined the Company. Prior to that, he held various engineering, planning and managerial positions, the most recent being with an engineering consulting firm.

Kevin G. Fitzgerald

Treasurer since July 2001. Mr. Fitzgerald was Director of Investor Relations from 1996 to June 2001 and also served in various capacities with the Company and ODECO between 1982 and 1996.

John W. Eckart

Controller since March 2000. Mr. Eckart was Assistant Controller from February 1995 to March 2000, after joining the Company as Auditing Manager in 1990.

Walter K. Compton

Secretary since December 1996. Mr. Compton became Manager, Law Department, in November 1996, and has been an attorney with the Company since 1988.

Principal Subsidiaries

Murphy Exploration & Production Company – USA

Engages in crude oil and natural gas exploration and production in the Gulf of Mexico and the continental U.S.

131 South Robertson Street

New Orleans, Louisiana 70112

(504) 561-2811

Mailing Address:

P.O. Box 61780

New Orleans, Louisiana 70161-1780

John C. Higgins

President

S.J. Carboni, Jr.

Vice President, Deepwater Development and Production

James R. Murphy

Vice President, Exploration

Steven A. Cossé

Vice President and General Counsel

Kevin G. Fitzgerald

Treasurer

Gasper F. Bivalacqua

Controller

Walter K. Compton

Secretary

Murphy Oil Company Ltd.

Engages in crude oil and natural gas exploration and production, extraction and sale of synthetic crude oil, and marketing of petroleum products in Canada.

2100-555-4th Avenue SW

Calgary, Alberta T2P 3E7

(403) 294-8000

Mailing Address:

P.O. Box 2721, Station M

Calgary, Alberta T2P 3Y3

Canada

Harvey Doerr

President

Timothy A. Larson

Vice President, Crude Oil and Natural Gas

J. Terry McCoy

Vice President, Exploration and Land

Steve C. Crosby

Vice President, East Coast and Northern Canada

W. Patrick Olson

Vice President, Production

Robert L. Lindsey

Vice President, Finance and Secretary

Kevin G. Fitzgerald

Treasurer

Murphy Exploration & Production Company – International

Engages in crude oil and natural gas exploration and production outside North America and in Alaska.

550 WestLake Park Blvd.

Suite 1000

Houston, Texas 77079

(281) 249-1040

David M. Wood

President

George M. Shirley

Vice President and General Manager – Malaysia

Steven A. Cossé

Vice President and General Counsel

Kevin G. Fitzgerald

Treasurer

Dean E. Haefner

Controller

Walter K. Compton

Secretary

Murphy Oil USA, Inc.

Engages in refining and marketing of petroleum products in the United States.

200 Peach Street

El Dorado, Arkansas 71730

(870) 862-6411

Mailing Address:

P.O. Box 7000

El Dorado, Arkansas 71731-7000

W. Michael Hulse

President

Charles A. Ganus

Senior Vice President, Marketing

Gary R. Bates

Vice President, Supply and Transportation

Ernest C. Cagle

Vice President, Manufacturing

Henry J. Heithaus

Vice President, Retail Marketing

Steven A. Cossé

Vice President and General Counsel

Gordon W. Williamson

Treasurer

John W. Eckart

Controller

Walter K. Compton

Secretary

Murphy Eastern Oil Company

Provides technical and professional services to certain of Murphy Oil Corporation’s subsidiaries engaged in crude oil and natural gas exploration and production in the Eastern Hemisphere and refining and marketing of petroleum products in the U.K.

4 Beaconsfield Road

St. Albans, Hertfordshire

AL1 3RH, England

172-789-2400

Stephen R. Wylie

President

Kevin W. Melnyk

Vice President, Supply and Refining

Ijaz Iqbal

Vice President

Kevin G. Fitzgerald

Treasurer

Walter K. Compton

Secretary

Appendix to Electronically Filed Exhibit 13

(2003 Annual Report to Security Holders, Which is Incorporated in This Form 10-K Report)

Providing a Narrative of Graphic and Image Material Appearing on

Pages 2 Through 13 of Paper Format

Exhibit 13 Page No.	Picture Narrative

3	Claiborne P. Deming, President and Chief Executive Officer of Murphy Oil Corporation, is pictured.

9	Kuala Lumpur, Malaysia, a thoroughly modern Asian city is the location of our growing office from which we direct our offshore exploration and production operations in that country; the downtown skyline is pictured.

10	We followed up our large Kikeh discovery in Malaysia in 2002 with further exploratory drilling success at Kikeh Kecil in 2003; a photo of the drilling rig on location is displayed.

13	Our gasoline fueling stations at Wal-Mart stores in 21 states continued to grow in 2003 as we added 117 stores in the United States and experienced 9% fuel sales volume growth at stores open one year or more; a Murphy USA station is shown.

Map Narrative

6	Major Exploration and Production Properties – Regional maps display the location of each area of major exploration and production of the Company for Malaysia, Gulf of Mexico, Eastern Canada, Western Canada, North Sea, Congo and Ecuador.

11	The Company had 623 Murphy USA gasoline stations at Wal-Mart stores as of December 31, 2003; a map of the southern and midwestern United States is displayed indicating the 21 states and locations of Murphy USA retail gasoline stations.

2.	Graph Narrative

NET INCOME

Scale 0 to 360 (millions of dollars)

1999	2000	2001	2002	2003
120	297	331	112	294

This vertical bar graph has the total for each bar printed above it.

2.	CAPITAL EXPENDITURES

Scale 0 to 1000 (millions of dollars)

	1999	2000	2001	2002	2003
Corporate (top)	3	11	6	1	1
Refining and Marketing	88	154	175	235	215
Exploration and Production (bottom)	296	393	683	632	763

Total	387	558	864	868	979

This stacked vertical bar graph has the total for each bar printed above it.

Ex. 13A-1