Form 10-K, Exhibit 13
period 2004-12-31
MURPHY OIL CORP /DE
filed 2005-03-16
CIK 717423

EXHIBIT 13

Financial and Operating Highlights

(Thousands of dollars except per share data)	2004	2003	% Change 2004–2003	2002	% Change 2003–2002
For the Year
Revenues	$8,359,839	$5,164,657	62%	$3,796,917	36%
Net income	701,315	294,197	138%	111,508	164%
Income from continuing operations	496,395	278,410	78%	87,279	219%
Cash dividends paid	78,205	73,464	6%	70,898	4%
Capital expenditures[1]	975,393	906,114	8%	774,844	17%
Net cash provided by operating activities	1,097,018	652,278	68%	532,844	22%
Average common shares outstanding – diluted	93,443,511	92,742,766.8%		92,134,967.7%

At End of Year
Working capital	$424,372	$228,529	86%	$136,268	68%
Net property, plant and equipment	3,685,594	3,530,800	4%	2,886,599	22%
Total assets	5,458,243	4,712,647	16%	3,885,775	21%
Long-term debt	613,355	1,090,307	-44%	862,808	26%
Stockholders’ equity	2,649,156	1,950,883	36%	1,593,553	22%

Per Share of Common Stock
Net income – diluted	$7.51	$3.17	137%	$1.21	162%
Cash dividends paid	.85	.80	6%	.775	3%
Stockholders’ equity	28.78	21.24	35%	17.38	22%

Net Crude Oil and Gas Liquids Produced – barrels per day[1]	93,634	76,620	22%	67,549	13%
United States	19,314	4,526	327%	4,128	10%
Canada	43,689	44,935	-3%	40,575	11%
Other International	30,631	27,159	13%	22,846	19%

Net Natural Gas Sold – thousands of cubic feet per day[1]	109,452	111,791	-2%	107,749	4%
United States	88,621	82,281	8%	88,067	-7%
Canada	13,972	19,946	-30%	12,709	57%
United Kingdom	6,859	9,564	-28%	6,973	37%

Crude Oil Refined – barrels per day	164,275	119,281	38%	143,829	-17%
North America	133,242	90,869	47%	114,189	-20%
United Kingdom	31,033	28,412	9%	29,640	-4%

Petroleum Products Sold – barrels per day	338,908	264,928	28%	210,631	26%
North America	301,801	229,876	31%	176,427	30%
United Kingdom	37,107	35,052	6%	34,204	2%

Stockholder and Employee Data
Common shares outstanding (thousands)[2]	92,035	91,871.2%		91,689.2%
Number of stockholders of record[2]	2,864	2,839.9%		2,826.5%
Number of employees[2]	5,826	4,789	22%	4,010	19%
Average number of employees	5,276	4,446	19%	3,875	15%

[1]	Continuing operations only.
[2]	At December 31.

Dear Fellow Shareholders,

Murphy Oil Corporation’s financial results in 2004, aided by strong crude oil and natural gas prices and increasing crude oil production, were the best in the Company’s history. Reported net income was $701.3 million ($7.51 per share) with net cash provided by operating activities of $1.1 billion. This income figure includes the gain from the sale, which closed in the second quarter, of most of the Company’s Western Canadian conventional producing properties. Significantly, even when this gain and prior operating results for these properties are excluded, your Company still reported record income from continuing operations of $496.4 million ($5.31 per share), with net cash provided of $1.0 billion. Clearly the Company benefited from extremely high crude oil and North American natural gas prices during the year, but importantly, we placed ourselves in a position to capture what the market provided. Due to timely acquisitions made prior to the surge in prices, and important discoveries now on stream in the deepwater of the Gulf of Mexico and in the shallow-water offshore Sarawak, Malaysia, the Company’s production in 2004 was a near-record 120,100 barrel equivalents per day despite selling over 30,500 barrel equivalents per day of mature, high-cost properties over the last two years. A new production record should be established in 2005 as additional fields come on stream. I am proud of the Company’s accomplishments in 2004. We made significant discoveries in the deepwater Gulf of Mexico at Thunderhawk (37.5%), and in Malaysia at Kakap and Senangin in deepwater Block K (80%) offshore Sabah and Kenarong in Block PM 311 (75%) offshore Peninsular Malaysia. In addition, the Medusa field (60%) located in the deepwater Gulf of Mexico reached its projected plateau rate of 40,000 barrel equivalents per day and the Front Runner field (37.5%), also in the deepwater Gulf, commenced producing. All of these discoveries and both of the Gulf fields are operated by the Company. Importantly, we received approval from the appropriate Malaysian authorities and our Board of Directors for the field development plan at Kikeh (80%), the large Company-operated discovery located in deepwater Sabah. This field is forecast to start producing in the second half of 2007.

It is vitally important to the long-term success of an oil and gas company to continually evaluate the various producing assets in its portfolio with an eye towards upgrading the mix and quality. Capital can be withdrawn from less promising areas and redeployed to faster growing regions destined to positively impact shareholder value. To this end, we sold the bulk of our Western Canadian assets early in 2004. These were high-cost fields in fast decline that could no longer contribute to our future growth. Conversely, we purchased a significant interest in a conventional heavy oil field in the Seal area in Northern Alberta, Canada in September 2004. The Company, already a large owner of the field, added 2,750 barrels per day of production that is on track to grow to 8,500 barrels per day by 2007. These barrels do not require additional heat or energy to produce. Therefore they are among the lowest cost heavy oil barrels in the basin to lift.

The year of 2004 was also eventful in our downstream business. The new hydrocracker became operational early in the year giving Meraux the capability to run 125,000 barrels per day of crude and make both ultra-low sulfur gasoline and diesel products. The ROSE (Residual Oil Supercritical Extractor) unit, rebuilt after a fire in 2003, started commissioning at the end of the year. The ROSE unit enables Meraux to run a less expensive medium-sulfur crude making the plant more competitive. On the retail side, the Company now has 771 Wal-Mart gasoline units in operation and continues to be the leader in hypermarket gasoline retailing. The Wal-Mart investment plays an important strategic role for the Company. We now sell approximately 150,000 barrels of retail gasoline per day compared to producing 110,000 barrels per day of crude oil. As crude oil prices fall, wholesale gasoline prices typically fall in tandem and while retail prices follow, they typically decline more slowly (conversely they increase more slowly when crude prices rise). As a result, we can usually “trap” profit in our retail business in a falling crude oil price environment, thereby softening the financial impact on our upstream business.

Lastly in 2004, at year-end we paid down $514 million of long-term debt ending the year with a debt to total capitalization ratio of 18.8%,

one of the lowest in the industry. As a result, we can now develop the $1.9 billion Kikeh field while continuing to aggressively drill the Company’s exploration acreage. Naturally, this latter activity is where the next large value creation event will likely occur in our Company.

As good as 2004 was, I believe that 2005 will be better. For starters, we announced a natural gas discovery at South Dachshund (50%) in the deepwater Eastern Gulf of Mexico as well as an oil discovery at Azurite Marine #1 (85%) in Murphy’s first wildcat well offshore Congo-Brazzaville in Africa. The latter discovery is particularly important because it opens a new and potentially significant basin for Murphy. For the balance of the year important wildcats are planned offshore Sabah, offshore Sarawak, and offshore Peninsular Malaysia, all in Malaysia; offshore Congo to follow up the initial success at Azurite Marine; and in the deepwater Gulf of Mexico to delineate the Thunderhawk discovery and drill more expanded Miocene prospects. Our Company has large, promising acreage positions in three of the most prolific oil basins on the planet, and most importantly, we already have significant discoveries in all three with the expectation of more to come.

The Company’s downstream investments in 2005 will continue to be dominated by capital allocated to build gasoline outlets in the parking lots of Wal-Mart Supercenters. We believe we are one of the lowest cost, highest volume and fastest growing retail networks in America. Furthermore, we intend to maintain and expand this leadership position.

The world’s economy, driven by fast-growing, market-oriented China and India, needs crude oil at an accelerating rate just at a time when this resource has become more expensive and difficult to find than has historically been the case. Your Company, due to exceptional performance by exceptional people, has demonstrated an ability to help satisfy this need by finding large oil fields. Our continued success is by no means guaranteed, but the people, capital and desire are in place to make this happen.

Rodes Hart retired in May of 2004 from the Murphy Board after 29 years. I will miss Rodes’ incisive business judgment, candor and support. He grasped issues quickly and was always very forthright in his assessments and, resultantly, represented shareholders’ interests extremely well.

Thank you for your ongoing support.

/s/ Claiborne P. Deming
Claiborne P. Deming
President and Chief Executive Officer

February 25, 2005
El Dorado, Arkansas

Exploration & Production

Murphy Oil is an exploration-minded Company, focused on finding oil and natural gas primarily via the drill bit. Murphy prides itself on tight execution of development projects once oil and gas have been found; the focus is to devise an appropriate development plan using the best combination of technical and economic alternatives, and then to carry out this plan on time and within budget. Over the past year, we repositioned the Company financially in order to more easily fund the development of our Malaysian discoveries while maintaining flexibility to accommodate other projects.

5

Major Exploration and Production Areas

Malaysia

Murphy holds large working interests in over 11 million acres in prolific geologic provinces offshore Malaysia. Oil is being produced from the West Patricia and Congkak fields in Block SK 309. The field development plan for Kikeh, a major oil discovery in Sabah Block K, was approved in 2004 and major construction contracts were awarded in early 2005. Kikeh is projected to come on stream in the second half of 2007.

Gulf of Mexico

Murphy has interests in 183 blocks in the deepwater Gulf of Mexico and operates 119 of these blocks with most working interests between 37.5 percent and 100 percent. The Company's activities in the deepwater Gulf of Mexico have yielded four significant discoveries and include three significant producing fields at Medusa, Front Runner and Habanero. Murphy also has ownership interests in 29 blocks in the Eastern Gulf of Mexico natural gas trend.

Eastern Canada

Operations in Eastern Canada feature working interests in Canada's largest producing oil fields, Hibernia and Terra Nova. The Company also holds exploration licenses on the Scotian Shelf near Sable Island and in the Laurentian Channel.

Western Canada

Murphy owns a five percent interest in Syncrude, the world's largest synthetic crude oil operation. Western Canada operations include heavy oil production in the Seal and Lloydminster areas and natural gas production in the Gilby area.

U.K North Sea

The Company's primary asset in the U.K. sector of the North Sea is the Schiehallion field, one of the area's largest producing fields. Significant production also comes from the Mungo/Monan fields.

Ecuador

Located in the prolific Oriente Basin on the eastern flank of the Andes Mountains, Ecuador Block 16 produces approximately 52,000 barrels per day (bpd), which equates to 7,700 bpd net to Murphy.

Congo

Murphy holds an 85% interest in production sharing contracts covering two deepwater blocks, Mer Profonde Nord and Mer Profonde Sud (MPN and MPS), which cover 1.8 million gross acres in the Lower Congo Basin. In early 2005, the Company announced a significant oil discovery from its first exploration well in the MPS block at Azurite Marine #1.

6

Murphy Oil’s focus is finding oil and natural gas, and this is primarily done through an exploration program that is centered around deepwater Gulf of Mexico and international prospects. In addition to our exploration opportunities in North America, we believe there are many opportunities for significant oil and gas discoveries in other parts of the globe, as evidenced by the level of our exploration activities in Malaysia and the Congo. During 2004, we repositioned the Company financially in order to more easily fund the development of our Malaysian discoveries. We sold a significant portion of our Western Canadian conventional oil and natural gas assets and used the proceeds to pay down debt. Our available credit capacity, combined with sustained cash flow from our largest producing assets of Hibernia and Terra Nova offshore Eastern Canada, Syncrude synthetic oil project in Western Canada, Schiehallion and Mungo/Monan in the U.K. sector of the North Sea, and Medusa and Front Runner in the deepwater Gulf of Mexico should allow us to fund our share of the Kikeh development in Block K, offshore Malaysia, while maintaining flexibility to accommodate other development projects.

During 2004, Murphy allocated 86% of its capital expenditures to upstream operations as we continued to fund our deepwater drilling programs in Malaysia, the Gulf of Mexico and offshore Congo; the completion of the West Patricia Phase II development offshore Sarawak, Malaysia, and the Front Runner development on Green Canyon Blocks 338/339; and the continued Phase III expansion of Syncrude, the world’s largest synthetic crude oil operation. As anticipated, production volumes ramped up at our deepwater developments at Medusa in Mississippi Canyon Blocks 538/582 and Habanero in Garden Banks Block 341. Front Runner, in Green Canyon Blocks 338/339, was placed on stream in early December 2004. For the full year, our worldwide production averaged over 120,000 barrels of oil equivalent per day (boepd). In the fourth quarter 2004 production was affected by Hurricane Ivan as damaged facilities and project delays reduced annualized 2004 production by about 4,000 boepd.

International — Focused on Malaysia and Congo

During 2004, activities in the Company’s offshore acreage in Malaysia resulted in additional discoveries in Blocks K (80%) and PM 311 (75%), the completion of Phase II development for the West Patricia production facility on Block SK 309 (85%), and most importantly, the sanctioning of the Kikeh Field Development Plan (FDP) by our Board of Directors and Malaysian authorities. On Block K in the Sabah Trough oil and gas province, new discoveries were made at Kakap, Senangin and Kikeh #7 deep. In the Peninsular Malaysia province, discovery wells were drilled at Kenarong and Pertang in Block PM 311. Offshore Sarawak, the Congkak field was successfully tied back through the West Patricia production complex and first oil at this field occurred late in the year. Our exploration results in deepwater Sabah and offshore Peninsular Malaysia and Sarawak confirm our belief that there continues to be significant hydrocarbon potential across these regions. Our plans for the coming year include aggressive appraisal programs for Blocks K and PM 311 along with continued exploration in these and other blocks in Malaysia. With the full sanctioning of the Kikeh FDP achieved in the third quarter of 2004, we are targeting first oil from this world-class discovery in the second half of 2007. When brought on stream, Kikeh is expected to provide the largest net production from a single field in the history of the Company.

In December 2004, Murphy received final approval on two production sharing contracts on its adjoining licensed acreage at Mer Profonde Nord and Mer Profonde Sud (MPN and MPS, both 85%) in the Lower Congo Basin, offshore Republic of the Congo. In late December, we spudded our first exploratory well on the Azurite Marine prospect in the southern corner of MPS and in early 2005 announced a significant oil discovery at this well. The Company plans to drill at least two more wells on nearby separate prospects in 2005. Success in the Congo would establish another focus area for Murphy’s international program.

Exploration and Production Statistical Summary

	2004	2003	2002	2001	2000
Net crude oil and condensate production – barrels per day
United States	19,154	4,374	3,837	4,339	4,770
Canada – light	168	582	1,256	1,981	2,055
heavy	5,838	4,705	3,609	4,521	3,010
offshore	25,407	28,534	24,037	9,535	9,199
synthetic	11,794	10,483	11,362	10,479	8,443
United Kingdom	10,800	14,513	18,180	20,049	20,679
Ecuador	7,735	5,172	4,544	5,319	6,405
Malaysia	11,885	7,301	–	–	–
Net natural gas liquids production – barrels per day
United States	160	152	291	413	551
Canada	482	631	311	540	182
United Kingdom	211	173	122	165	216

Continuing operations	93,634	76,620	67,549	57,341	55,510
Discontinued operations	3,106	6,832	8,821	10,014	9,749

Total liquids produced	96,740	83,452	76,370	67,355	65,259

Net crude oil and condensate sold – barrels per day
United States	19,154	4,374	3,837	4,339	4,769
Canada – light	168	582	1,256	1,981	2,055
heavy	5,838	4,705	3,609	4,521	3,010
offshore	26,306	28,542	23,935	9,862	9,456
synthetic	11,794	10,483	11,362	10,479	8,443
United Kingdom	10,800	14,591	18,209	20,206	20,921
Ecuador	3,414	4,997	4,293	5,381	6,393
Malaysia	11,020	7,235	–	–	–
Net natural gas liquids sold – barrels per day
United States	160	152	291	413	551
Canada	482	631	311	540	182
United Kingdom	124	131	149	148	216

Continuing operations	89,260	76,423	67,252	57,870	55,996
Discontinued operations	3,106	6,832	8,821	10,014	9,749

Total liquids sold	92,366	83,255	76,073	67,884	65,745

Net natural gas sold – thousands of cubic feet per day
United States	88,621	82,281	88,067	112,616	141,373
Canada	13,972	19,946	12,709	25,701	9,590
United Kingdom	6,859	9,564	6,973	13,125	10,850

Continuing operations	109,452	111,791	107,749	151,442	161,813
Discontinued operations	30,760	103,543	189,182	129,793	67,599

Total natural gas sold	140,212	215,334	296,931	281,235	229,412

Net hydrocarbons produced – equivalent barrels[1,2] per day	120,109	119,341	125,859	114,228	103,494
Estimated net hydrocarbon proved reserves – million equivalent barrels[1,2,3]	385.6	425.5	455.3	501.2	442.3

Weighted average sales prices[4]
Crude oil and condensate – dollars per barrel
United States	$35.35	24.22	24.25	24.92	30.38
Canada5 – light	37.70	27.68	22.81	21.73	29.98
heavy	20.26	12.36	16.83	11.21	16.74
offshore	36.60	27.08	25.36	23.77	27.16
synthetic	40.35	24.97	25.64	25.04	29.62
United Kingdom	36.82	29.59	24.39	24.44	27.78
Ecuador	24.78	22.99	19.64	17.00	22.01
Malaysia	41.35	29.42	–	–	–
Natural gas liquids – dollars per barrel
United States	29.77	23.42	17.13	20.40	23.04
Canada[5]	30.83	24.63	16.98	20.78	22.98
United Kingdom	26.91	22.49	18.28	19.12	23.64
Natural gas – dollars per thousand cubic feet
United States	6.45	5.29	3.37	4.64	4.01
Canada[5]	5.64	4.47	2.59	3.54	4.68
United Kingdom[5]	4.52	3.50	2.76	2.52	1.81

[1]	Natural gas converted at a 6:1 ratio.
[2]	Includes synthetic oil.
[3]	At December 31.
[4]	Includes intracompany transfers at market prices.
[5]	U.S. dollar equivalent.

In 2004, our Block 16 property (20%) in Ecuador produced 7,700 barrels of oil per day (bpd) net to Murphy. This long-life asset has a sustainable production profile and is currently producing from numerous fields in the Oriente Basin. Between June and December 2004, the Company did not receive its equity share of oil sales associated with Block 16 production due to a dispute with the operator over Murphy’s new transportation and marketing arrangements. Murphy is owed over 1.5 million barrels of oil by the other working interest owners, and we are working diligently to complete an equitable settlement of this matter. We believe this sales shortfall will be made up during 2005 via either a cash settlement or allocation of additional oil barrels from 2005 production.

In the North Sea, our primary assets Schiehallion (5.88%) and Mungo/Monan (12.65%) continue to produce at an average net rate of more than 9,000 boepd with several phases of development still to come. The Company sold its fully-exploited “T” Block field in 2004 recognizing a $24.6 million after-tax gain; “T” Block was a late life asset where operating costs were becoming unacceptably high in relation to revenue generation.

Deepwater Gulf of Mexico — Moving into the Expanded Miocene Trend

In May 2004, Murphy’s U.S. operations made its first discovery in the expanded Miocene play in the deepwater Gulf of Mexico, where recent industry activity has resulted in the noteworthy Thunderhorse, Tahiti and Atlantis discoveries. Our Thunderhawk discovery (37.5%), adjacent to the Thunderhorse field in Mississippi Canyon, encountered 300 feet of hydrocarbons in two high-quality Miocene sand reservoirs. In our Eastern Gulf of Mexico program, we also recorded our first success with the South Dachshund (50%) Miocene gas discovery in January 2005. Our 29 block acreage position in the Eastern Gulf holds multiple prospects which, along with South Dachshund, can be tied-in to existing infrastructure. Our Front Runner NW discovery (37.5%), also drilled in 2004, will be a tie-back to our current Front Runner production facility.

The Front Runner field (37.5%), located in Green Canyon Blocks 338/339, began producing in December 2004 from the first of eight wells, the remainder of which will be completed in 2005 and early 2006. The development is a Truss Spar-type Floating Production System with a peak handling capacity of 60,000 bpd of oil and 110 million cubic feet per day of natural gas. It will serve as the production hub for Company-operated discoveries at Front Runner, Front Runner South, Quatrain and Front Runner NW. Production will reach peak spar capacity in 2006.

Our Medusa field (60%), producing since the fourth quarter of 2003, now has all six wells on production. The field reached payout in December 2004, despite almost one month of downtime due to workover rig damage caused by Hurricane Ivan. Production from Medusa resumed in mid-October 2004 and is currently at the spar’s peak gross capacity of 40,000 barrels of oil per day. Medusa, Front Runner and another deepwater producing field at Habanero (33.75%), should enable Murphy to raise its U.S. deepwater production to 36,000 boepd in 2005. With our recent discoveries at Thunderhawk and South Dachshund, along with our producing assets in Medusa, Front Runner and Habanero, the Company is now firmly established as an explorer, developer and producer in the deepwater Gulf of Mexico oil and gas provinces.

Gulf of Mexico activity planned for 2005 includes continued appraisal and development of the Thunderhawk discovery and the completion and start-up of two smaller subsea developments at Seventeen Hands (37.5%) and North Medusa (17%). We will increase our exploration focus on the expanded Miocene play with a number of prospects targeted for future drilling, some relatively close to existing Murphy infrastructure. The Company will continue to high-grade our portfolio of prospects in the expanded Miocene and Eastern Gulf natural gas trend, and we plan to take advantage of the large number of industry lease relinquishments which will be rebid at scheduled lease sales in 2006 and 2007.

Canada — Expanding Heavy Oil and Oil Sands

As announced earlier in 2004, the Company divested approximately two-thirds of its conventional oil and natural gas interests in Western Canada, retaining the Gilby area natural gas property and the Seal and Lloydminster heavy oil properties. Murphy’s working interest in these retained areas generally range from 50% to 100%. With active drilling programs in all three areas, we anticipate a resumption of production growth, particularly in heavy oil. The $583 million received from the sale of the Western Canadian assets will be redirected to fund our higher growth and higher return exploration and development programs in Malaysia, deepwater Gulf of Mexico and the Congo. The sale included proved reserves (net of royalty) of approximately 43 million barrel equivalents from heavy oil, light oil and natural gas properties. In September 2004, we increased our position in the Seal area with an acreage acquisition for $121 million, and by year-end 2004 we had ramped up production at Seal to more then 7,000 bpd of heavy oil. We anticipate further production gains from Seal through additional drilling and facility installation in the coming year.

The Phase III expansion at Syncrude (5%), the world’s largest synthetic oil project, will bring gross synthetic oil production to 350,000 bpd by 2006. Offshore Eastern Canada, our legacy assets of Hibernia (6.5%) and Terra Nova (12%) continue to provide a strong financial contribution. Exploratory efforts on the Scotian Shelf resulted in a disappointing dry hole at Crimson, which was an attempt to extend the Annapolis discovery and achieve development economics for the block. Given the result at Crimson, and in the absence of a clear path forward for East Coast exploration, we elected to expense the Annapolis well at the same time. Plans for further exploration on the East Coast are being re-evaluated.

Production Growth

We believe that our strategy of diverting a large portion of our investment in the conventional Western Canadian Sedimentary Basin to aggressively pursue growth opportunities in other areas is both sound and well-timed. Not only is our Company positioned for significant production growth in the coming years — as evidenced by new production at Front Runner, expansion at Syncrude, and development of the Kikeh field in Malaysia — this growth is expected to have a meaningful percentage funded by internal cash flow from our strong, cash-generating producing oil and gas properties.

Refining & Marketing

In the North American market, the trends in the gasoline marketplace solidify the Murphy USA retail concept. First, price remains the prime customer consideration, especially in the current environment of volatile gasoline prices. Second, big box retailers such as Wal-Mart continue to grow. Third, the major gasoline retailers are pulling back their retail presence in the wake of significant industry price competition and consolidation. Accordingly, overall U.S. gasoline refueling site numbers are declining while trending toward high volume outlets. All of these underscore the soundness of the Murphy USA concept and provide us with fertile ground for growth of our retail network.

MURPHY USA
1.71 9
3¢ Off
Diesel
WAL*MART
SUPERCENTER
STOP

11

Refining and Marketing Statistical Summary

	2004	2003	2002	2001	2000
Refining
Crude capacity* of refineries – barrels per stream day	192,400	192,400	167,400	167,400	167,400

Refinery inputs – barrels per day
Crude – Meraux, Louisiana	101,644	60,403	83,721	104,345	103,154
Superior, Wisconsin	31,598	30,466	30,468	35,869	34,159
Milford Haven, Wales	31,033	28,412	29,640	26,985	28,507
Other feedstocks	12,170	10,113	11,013	9,901	8,298

Total inputs	176,445	129,394	154,842	177,100	174,118

Refinery yields – barrels per day
Gasoline	68,663	52,162	63,409	73,217	75,106
Kerosine	7,734	6,568	9,446	12,874	11,955
Diesel and home heating oils	66,225	41,277	48,344	52,660	49,606
Residuals	17,445	14,595	16,589	20,530	18,524
Asphalt, LPG and other	14,693	11,986	12,651	13,467	14,624
Fuel and loss	1,685	2,806	4,403	4,352	4,303

Total yields	176,445	129,394	154,842	177,100	174,118

Average cost of crude inputs to refineries – dollars per barrel
North America	$40.00	29.79	24.76	23.44	28.82
United Kingdom	39.60	30.24	25.83	24.86	29.29

Marketing
Products sold – barrels per day
North America – Gasoline	207,786	162,911	112,281	96,597	76,314
Kerosine	4,811	4,388	5,818	9,621	8,517
Diesel and home heating oils	66,648	43,373	35,995	41,064	39,347
Residuals	13,699	10,972	13,759	17,308	15,163
Asphalt, LPG and other	8,857	8,232	8,574	9,666	10,271

	301,801	229,876	176,427	174,256	149,612

United Kingdom – Gasoline	11,435	12,101	12,058	11,058	11,622
Kerosine	2,756	2,526	2,685	2,547	2,478
Diesel and home heating oils	14,649	13,506	14,574	11,798	9,760
Residuals	4,062	3,816	3,127	3,538	3,852
LPG and other	4,205	3,103	1,760	2,121	2,191

	37,107	35,052	34,204	31,062	29,903

Total products sold	338,908	264,928	210,631	205,318	179,515

Branded retail outlets*
North America – Murphy USA	752	623	506	387	276
Other	375	371	408	428	436
Total	1,127	994	914	815	712
United Kingdom	358	384	416	411	386

*	At December 31.

Our downstream operations turned the corner in 2004, moving from a loss in 2003 of $11 million to a profit of $82 million in 2004, based on strong operating margins from both North America and the U.K., and higher crude runs at the Company’s Meraux, Louisiana, refinery. In addition, the Company’s Murphy USA retail program with 752 gas stations located at Wal-Mart stores in 21 states throughout the Southeast, South, Midwest and South Central regions of the country, has gained momentum as both fuel and non-fuel sales volumes continue to grow.

Gaining Ground in Clean Fuels Refining

The Company’s Meraux, Louisiana, refinery successfully completed its Clean Fuels conversion and expansion project in 2004. The refinery has increased its capacity to 125,000 bpd with higher conversion capacity and improved yields, and has fully integrated its new hydrocracker to allow the production of low-sulfur or blend fuels. Although Meraux qualifies for a small refiner exemption through 2007, the refinery already meets the Environment Protection Agency’s (EPA) 2008 low-sulfur requirements of 30 parts per million, thus generating potentially valuable sulfur credits. The Company’s Superior, Wisconsin, refinery had weaker refining margins throughout 2004 when compared to prior years, but it continues to generate annual cash flow in excess of capital spending requirements by relying on lower-priced heavy crude from Canada and profitable asphalt production. The Superior refinery also completed a low-sulfur gasoline conversion well ahead of EPA mandates and has low-sulfur exemptions on diesel production until 2010. During 2004, the ROSE (Residual Oil Supercritical Extractor) unit was rebuilt at the Meraux refinery, following a fire in 2003. The ROSE unit was recommissioned in early 2005.

As anticipated, Murphy’s 2004 capital expenditures in the downstream sector decreased significantly from the prior year due to completion of the Clean Fuels and expansion projects at the Meraux refinery and the gasoline desulfurization unit construction at the Superior refinery. Although the Company’s two U.S. refineries supply an important portion of Murphy USA sites’ gasoline needs, the retail network sells more than twice as much fuel as the Company’s infrastructure can produce. Accordingly, Murphy is a big buyer of gasoline on the spot market through bulk purchases and exchanges. This need for gasoline purchases should continue to grow in 2005 and beyond due to the Company’s plan to build a significant number of additional Murphy USA stations during the coming years.

Accelerating Our Retail Presence

Over the past several years, the Company has aggressively grown its retail network of Murphy USA gas stations at Wal-Mart stores. The 119 new stations built in 2003 were eclipsed in 2004 when 129 new stations were added, and our budget includes adding up to 150 new stations per year over the next two years. This would bring Murphy USA gas stations to well over 1,000 Wal-Mart locations by year-end 2006.

In 2004, per store monthly sales volumes and non-fuel income contined to grow. Going forward, as we steadily add to the station count in our 21-state marketing region, we expect continued growth in fuel and non-fuel sales volumes while we work to drive down unit operating costs and manage the trade-off between high fuel volume and profitable margin. Six years into the program, Murphy USA has emerged as a strong competitor in the high volume gasoline retailer arena.

Maximizing Our U.K. Niche

In addition to our primary U.S. operating downstream business, the Company also has a relatively small, but well-run and profitable refining and marketing operation in the United Kingdom. This business generated record operating earnings in 2004 due to quite strong margins in both the refining and marketing areas during much of the year. The Company has an effective 30-percent interest in a Milford Haven, Wales refinery, with our share rated at 32,400 barrels of crude oil throughputs per day. Refined products are marketed through a network of approximately 100 company-operated and 250 dealer-operated gasoline stations in England and Wales. These stations are primarily operated under the Murco brand, and many of the company-operated sites offer small, but convenient neighborhood grocery markets that are attractive shopping locations for local residents.

Board of Directors

William C. Nolan, Jr. Partner, Nolan and Alderson, El Dorado, Arkansas. Director since 1977. Chairman of the Board and the Executive Committee, ex-officio member of all other committees	Robert A. Hermes Chairman of the Board, Retired Purvin & Gertz, Inc., Houston, Texas. Director since 1999. Committees: Nominating and Governance (Chairman); Public Policy and Environmental	Neal E. Schmale Executive Vice President and Chief Financial Officer, Sempra Energy, San Diego, California. Director since 2004. Committees: Audit; Executive Compensation

Claiborne P. Deming President and Chief Executive Officer, Murphy Oil Corporation, El Dorado, Arkansas. Director since 1993. Committees: Executive	R. Madison Murphy Managing Member, Murphy Family Management, LLC, El Dorado, Arkansas. Director since 1993; Chairman from 1994–2002 Committees: Executive; Audit (Chairman)	David J. H. Smith Chief Executive Officer, Retired, Whatman plc, Maidstone, Kent, England. Director since 2001. Committees: Executive Compensation; Public Policy and Environmental

Frank W. Blue	Ivar B. Ramberg	Caroline G. Theus
Attorney, Santa Barbara, California. Director since 2003. Committees: Audit; Nominating and Governance	Executive Officer, Ramberg Consulting AS (Ram-Co), Osteraas, Norway. Director since 2003. Committees: Nominating and Governance; Public Policy and Environmental	President, Keller Enterprises, LLC, Alexandria, Louisiana. Director since 1985. Committees: Executive Committee Public Policy and Environmental; (Chairman)

George S. Dembroski Vice Chairman, Retired, RBC Dominion Securities Limited, Toronto, Ontario, Canada. Director since 1995. Committees: Executive; Audit; Executive Compensation (Chairman)

Executive Officers

Claiborne P. Deming

President and Chief Executive Officer since
October 1994 and Director and Member of
the Executive Committee since 1993.

Steven A. Cossé

Executive Vice President since February
2005 and General Counsel since August
1991. Mr. Cossé was elected Senior Vice
President in 1994 and Vice President in
1993.

W. Michael Hulse

Executive Vice President – Worldwide
Downstream Operations since April 2003
and President of MOUSA since
November 2001. He served as President
of Murphy Eastern Oil Company from
April 1996 to November 2001.

Bill H. Stobaugh

Senior Vice President since February 2005.
Mr. Stobaugh joined the Company as
Vice President in 1995.

Kevin G. Fitzgerald

Treasurer since July 2001. Mr. Fitzgerald
was Director of Investor Relations from
1996 to June 2001.

John W. Eckart

Controller since March 2000.

Walter K. Compton

Secretary since December 1996.

Principal Subsidiaries

Murphy Exploration & Production Company – USA Engages in crude oil and natural gas exploration and production in the Gulf of Mexico and in Gulf Coast areas onshore.	131 South Robertson Street New Orleans, Louisiana 70112 (504) 561-2811 Mailing Address: P.O. Box 61780 New Orleans, Louisiana 70161-1780	John C. Higgins President S.J. Carboni, Jr. Vice President, Deepwater Development and Production James R. Murphy Vice President, Exploration Steven A. Cossé Vice President and General Counsel	Kevin G. Fitzgerald Treasurer Gasper F. Bivalacqua Controller Walter K. Compton Secretary

Murphy Oil Company Ltd. Engages in crude oil and natural gas exploration and production, extraction and sale of synthetic crude oil, and marketing of petroleum products in Canada.	1700-555-4th Avenue SW Calgary, Alberta T2P 3E7 (403) 294-8000 Mailing Address: P.O. Box 2721, Station M Calgary, Alberta T2P 3Y3 Canada	Harvey Doerr President Steve C. Crosby Vice President, East Coast and Northern Canada Timothy A. Larson Vice President, Crude Oil and Natural Gas W. Patrick Olson Vice President, Production	Marty L. Proctor Vice President, Exploitation Kevin G. Fitzgerald reasurer Heather J. Jones Controller Georg R. McKay Secretary

Murphy Exploration & Production Company – International Engages in crude oil and natural gas exploration and production outside North America.	550 WestLake Park Blvd. Suite 1000 Houston, Texas 77079 (281) 249-1040	David M. Wood President Bruce R. Laws Vice President, New Ventures George M. Shirley Vice President and General Manager – Malaysia Steven A. Cossé Vice President and General Counsel	Kevin G. Fitzgerald Treasurer Dean E. Haefner Controller Walter K. Compton Secretary

Murphy Oil USA, Inc. Engages in refining and marketing of petroleum products in the United States.	200 Peach Street El Dorado, Arkansas 71730 (870) 862-6411 Mailing Address: P.O. Box 7000 El Dorado, Arkansas 71731-7000

W. Michael Hulse

President

Charles A. Ganus

Senior Vice President, Marketing

and President, Murphy USA Marketing Company

Gary R. Bates

Vice President, Supply and Transportation

Ernest C. Cagle

Vice President, Manufacturing

John D. Edmunds Vice President, Engineering Henry J. Heithaus Vice President, Retail Marketing Gordon W. Williamson Treasurer John W. Eckart Controller Walter K. Compton Secretary

Murphy Eastern Oil Company Provides technical and professional services to certain of Murphy Oil Corporation’s subsidiaries engaged in crude

oil and natural gas exploration and production in the Eastern Hemisphere and refining and marketing of petroleum products in the U.K.

	4 Beaconsfield Road St. Albans, Hertfordshire AL1 3RH, England 44-1727-892-400	Stephen R. Wylie President Kevin W. Melnyk Vice President, Supply and Refining Ijaz Iqbal Vice President, Treasury, Tax and Planning	Kevin G. Fitzgerald Treasurer Walter K. Compton Secretary

16