Form 10-K, Exhibit 13
period 2005-12-31
MURPHY OIL CORP /DE
filed 2006-03-15
CIK 717423

Exhibit 13

FINANCIAL AND OPERATING HIGHLIGHTS

(Thousands of dollars except per share data)	2005	2004	% Change 2005–2004	2003	% Change 2004–2003
For the Year
Revenues	$11,877,151	$8,359,839	42%	$5,164,657	62%
Net income	846,452	701,315	21%	294,197	138%
Income from continuing operations	837,903	496,395	69%	278,410	78%
Cash dividends paid	83,198	78,205	6%	73,464	6%
Capital expenditures [1]	1,329,831	975,393	36%	906,114	8%
Net cash provided by operating activities	1,225,262	1,097,018	12%	652,278	68%
Average common shares outstanding – diluted (thousands) [2]	187,889	186,887	0.5%	185,486	0.8%

At End of Year
Working capital	$551,938	$424,372	30%	$228,529	86%
Net property, plant and equipment	4,374,229	3,685,594	19%	3,530,800	4%
Total assets	6,368,511	5,458,243	17%	4,712,647	16%
Long-term debt	609,574	613,355	-1%	1,090,307	-44%
Stockholders’ equity	3,460,990	2,649,156	31%	1,950,883	36%

Per Share of Common Stock
Net income – diluted	$4.51	$3.75	20%	$1.59	136%
Income from continuing operations – diluted	4.46	2.65	68%	1.50	77%
Cash dividends paid	.45	.425	6%	.40	6%
Stockholders’ equity	18.61	14.39	29%	10.62	35%

Net Crude Oil and Gas Liquids Produced – barrels per day [1]	101,349	93,634	8%	76,620	22%
United States	25,897	19,314	34%	4,526	327%
Canada	46,086	43,689	5%	44,935	-3%
Other International	29,366	30,631	-4%	27,159	13%

Net Natural Gas Sold – thousands of cubic feet per day [1]	90,198	109,452	-18%	111,791	-2%
United States	70,452	88,621	-21%	82,281	8%
Canada	10,323	13,972	-26%	19,946	-30%
United Kingdom	9,423	6,859	37%	9,564	-28%

Crude Oil Refined – barrels per day	135,122	164,275	-18%	119,281	38%
North America	108,139	133,242	-19%	90,869	47%
United Kingdom	26,983	31,033	-13%	28,412	9%

Petroleum Products Sold – barrels per day	358,255	338,908	6%	264,928	28%
North America	322,714	301,801	7%	229,876	31%
United Kingdom	35,541	37,107	-4%	35,052	6%

Stockholder and Employee Data
Common shares outstanding (thousands) [2,3]	185,947	184,071	1.0%	183,741	0.2%
Number of stockholders of record [3]	2,847	2,864	-0.6%	2,839	0.9%
Number of employees [3]	6,248	5,826	7%	4,789	22%
Average number of employees	6,127	5,276	16%	4,446	19%

[1]	From continuing operations.
[2]	2004 and 2003 adjusted for two-for-one stock split effective June 3, 2005.
[3]	At December 31.

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders,

Some years are more memorable than others and 2005 was one of those years. Hurricane Katrina’s devastation of the Gulf Coast and its impact on our Company and employees are undoubtedly the most obvious reasons from a personal and Company point of view. From an industry perspective, however, I would suggest that 2005 will be memorable as the first year of widespread awareness of the increasing strain placed on the world’s conventional crude oil supplies. Simply put, it is becoming more difficult for our industry to make new discoveries of sufficiently large fields to accomplish the tandem task of replacing depletion and providing for demand growth. What does this mean? For starters, crude oil prices find support at higher levels as conventional reserves are priced at replacement cost levels substantially higher than in the recent past. In addition, it is now clear that unconventional reserves (e.g. Syncrude) will play an increasingly larger role in supplying hydrocarbons for the world’s economy. Furthermore, alternative fuels will slowly add market share, although this share will likely remain very small for the foreseeable future and typically will be supported by taxpayer subsidies.

Our company is very well suited to this changing energy world. Certainly, we are extremely strong financially. In 2005, Murphy earned record net income of $846.5 million ($4.51 per share) easily surpassing the previous record mark set in 2004. Even excluding nonrecurring items such as gains on asset sales and mindful that most of our Gulf of Mexico production was shut-in and the Meraux Refinery offline the last four months of the year, our earnings were above all previous years. Our cash flow from operations in 2005 was $1.22 billion. The balance sheet remains rock solid with debt to total capitalization at 15 percent. Clearly we are in the soundest financial condition

Income from Continuing Operations

Millions of dollars

in our history and have, so far, funded the build-out of the $1.5 billion Kikeh (80%) development from cash flow.

We are also well positioned from a resource standpoint. In 2006, your company adds natural gas production from the Seventeen Hands field (37.5%) in the deep water Gulf of Mexico and oil production from the third major expansion at Syncrude (5%) and from the Seal area (50-100%), both located in northern Alberta, Canada. A large surge of production growth occurs in 2007 as Kikeh starts up in the second half of the year. Also in the queue are the Kenarong and Pertang (75%) natural gas fields offshore Peninsular Malaysia that are waiting for a gas market to develop and the large Kakap-Gumusut oil field located near Kikeh that is shared with and operated by another company. As you can see, we will be growing for the foreseeable future and are well placed to capture what the energy markets are offering.

We realize that in a world of ever increasing demand for hydrocarbons, driven by the emergence of India and China firmly into the global market economy, the ownership of long-lived, large conventional oil and gas fields such as Hibernia, Terra Nova and, now, Kikeh and Kakap-Gumusut, supplemented by unconventional resources such as Syncrude, provide unique growth and profit opportunities. These assets form the basis of our Company, which is set to increase production through the beginning of the second decade of this century.

Murphy’s downstream business is anchored by one of the fastest-growing, highest-volume retail gasoline networks in the United States. By the end of 2005 we had 864 sites in operation located in the parking lots of Wal-Mart Supercenters and we anticipate crossing the 1,000 site mark shortly after the end of 2006. This sales channel acts as an important cushion against declining crude oil prices and contributed significantly to the Company’s downstream profits in 2005.

Capital Expenditures by Function

Millions of dollars

The Company’s United Kingdom downstream company – Murco Petroleum – reported record earnings in 2005. This very efficient operation provided important profit contributions in the third and fourth quarter after Meraux went offline. We acquired an additional 68 retail stations during the year to complement our existing chain allowing Murco to sell more of its product into the U.K. retail market. Importantly, these sites have been profitable from the moment acquired.

Hurricane Katrina hit the Meraux Refinery in St. Bernard Parish head on. The hurricane caused a storm surge to overtop the two levee systems protecting St. Bernard Parish sending a wall of water into the area. The entire Parish was flooded with the refinery processing units having between two and six feet of water and the tank farm up to 18 feet. The day after the hurricane struck, we began manning the plant, initially coming in by boat on the Mississippi River, a five hour one-way trip. In addition, the truck terminal at the plant was open and manned the day following the hurricane and supplied fuel free of charge to emergency response vehicles in St. Bernard Parish. For over 30 days, this was the primary and, in many cases, the only source of essential fuel used to save lives. As of this writing, the refinery is still under repair and renovation. It is a very large job with every unit being worked on and most pumps, motors, electronic controls and wiring being replaced. We will start coming back up during the first half of April.

One of our storage tanks was dislodged by the storm surge and was damaged. Three days later when the storm waters receded, oil leaked into the area surrounded by our containment levees but approximately 3,000 barrels escaped through a breach in the containment levees. As the storm waters were receding, oil moved on top of the waters into the adjacent areas. We have now cleaned the oil from public areas (streets and sidewalks) and we are well along in our clean-up program for impacted residences. In addition, we set up claims

Net Hydrocarbons Produced from Continuing Operations

Thousands of oil equivalent barrels per day

Claiborne P. Deming

President and Chief Executive Officer

offices around the Gulf Coast and offered to pay settlements to affected residents and clean up the affected properties. It is important to note that these homes had already been flooded with water up to rooflines for days before the spill occurred. Furthermore, the ATSDR, an arm of the U.S. Department of Health, has issued a finding that if the oil is removed to applicable standards, there will be no long-term health impacts to returning residents in the affected area. Our clean-up efforts started two days after the spill was discovered. Our settlement program began two months after the storm, after we performed testing to ascertain the area impacted by the oil. This is an achievement of which I am extremely proud for I believe we have responded forthrightly, fairly and efficiently.

In closing, I would like to thank the employees of this organization for their response to Katrina. I have always known that the individuals in this enterprise understood their responsibilities and met them. It is not until you experience an event like Katrina, however, that shut off the Company’s Gulf of Mexico production, closed our refinery, displaced virtually all of our Meraux employees and our U.S. exploration and production office staff in New Orleans (who set up shop in Lafayette within two weeks) that you see first hand the commitment and honor of our people. I have never been more proud to be part of Murphy Oil Corporation.

Claiborne P. Deming

President and Chief Executive Officer

February 10, 2006

El Dorado, Arkansas

EXPLORATION AND PRODUCTION STATISTICAL SUMMARY

	2005		2004	2003	2002	2001	2000
Net crude oil and condensate production – barrels per day
United States	25,777		19,154	4,374	3,837	4,339	4,770
Canada – light	160		168	582	1,256	1,981	2,055
heavy	11,806		5,838	4,705	3,609	4,521	3,010
offshore	23,124		25,407	28,534	24,037	9,535	9,199
synthetic	10,593		11,794	10,483	11,362	10,479	8,443
United Kingdom	7,955		10,800	14,513	18,180	20,049	20,679
Ecuador	7,871		7,735	5,172	4,544	5,319	6,405
Malaysia	13,503		11,885	7,301	—	—	—
Net natural gas liquids production – barrels per day
United States	120		160	152	291	413	551
Canada	403		482	631	311	540	182
United Kingdom	37		211	173	122	165	216

Continuing operations	101,349		93,634	76,620	67,549	57,341	55,510
Discontinued operations	—		3,106	6,832	8,821	10,014	9,749

Total liquids produced	101,349		96,740	83,452	76,370	67,355	65,259

Net crude oil and condensate sold – barrels per day
United States	25,777		19,154	4,374	3,837	4,339	4,769
Canada – light	160		168	582	1,256	1,981	2,055
heavy	11,806		5,838	4,705	3,609	4,521	3,010
offshore	22,443		26,306	28,542	23,935	9,862	9,456
synthetic	10,593		11,794	10,483	11,362	10,479	8,443
United Kingdom	8,247		10,800	14,591	18,209	20,206	20,921
Ecuador	9,821		3,414	4,997	4,293	5,381	6,393
Malaysia	13,818		11,020	7,235	—	—	—
Net natural gas liquids sold – barrels per day
United States	120		160	152	291	413	551
Canada	403		482	631	311	540	182
United Kingdom	56		124	131	149	148	216

Continuing operations	103,244		89,260	76,423	67,252	57,870	55,996
Discontinued operations	—		3,106	6,832	8,821	10,014	9,749

Total liquids sold	103,244		92,366	83,255	76,073	67,884	65,745

Net natural gas sold – thousands of cubic feet per day
United States	70,452		88,621	82,281	88,067	112,616	141,373
Canada	10,323		13,972	19,946	12,709	25,701	9,590
United Kingdom	9,423		6,859	9,564	6,973	13,125	10,850

Continuing operations	90,198		109,452	111,791	107,749	151,442	161,813
Discontinued operations	—		30,760	103,543	189,182	129,793	67,599

Total natural gas sold	90,198		140,212	215,334	296,931	281,235	229,412

Net hydrocarbons produced – equivalent barrels[1],2 per day	116,382		120,109	119,341	125,859	114,228	103,494
Estimated net hydrocarbon reserves – million equivalent barrels[1],2,3	353.6		385.6	425.5	455.3	501.2	442.3

Weighted average sales prices[4]
Crude oil and condensate – dollars per barrel
United States	$47.48		35.35	24.22	24.25	24.92	30.38
Canada[5] – light	52.47		37.70	27.68	22.81	21.73	29.98
heavy	21.30		20.26	12.36	16.83	11.21	16.74
offshore	51.37		36.60	27.08	25.36	23.77	27.16
synthetic	58.12		40.35	24.97	25.64	25.04	29.62
United Kingdom	52.83		36.82	29.59	24.39	24.44	27.78
Ecuador	32.54	[6]	24.78	22.99	19.64	17.00	22.01
Malaysia	46.16	[7]	41.35	29.42	—	—	—
Natural gas liquids – dollars per barrel
United States	35.09		29.77	23.42	17.13	20.40	23.04
Canada[5]	40.90		30.83	24.63	16.98	20.78	22.98
United Kingdom	34.77		26.91	22.49	18.28	19.12	23.64
Natural gas – dollars per thousand cubic feet
United States	8.52		6.45	5.29	3.37	4.64	4.01
Canada[5]	7.88		5.64	4.47	2.59	3.54	4.68
United Kingdom[5]	5.80		4.52	3.50	2.76	2.52	1.81

[1]	Natural gas converted at a 6:1 ratio.
[2]	lncludes synthetic oil.
[3]	At December 31.
[4]	Includes intracompany transfers at market prices.
[5]	U.S. dollar equivalent.
[6]	Includes price attained in 2005 for recoupment of a portion of 2004 crude oil production owed to the Company in Block 16. Excluding this recoupment, the 2005 average price would have been $34.87 per barrel.
[7]	Price is net of a payment under the terms of the production sharing contract for Block SK 309.

REFINING AND MARKETING STATISTICAL SUMMARY

	2005	2004	2003	2002	2001	2000
Refining
Crude capacity* of refineries – barrels per stream day	192,400	192,400	192,400	167,400	167,400	167,400

Refinery inputs – barrels per day
Crude – Meraux, Louisiana	73,371	101,644	60,403	83,721	104,345	103,154
Superior, Wisconsin	34,768	31,598	30,466	30,468	35,869	34,159
Milford Haven, Wales	26,983	31,033	28,412	29,640	26,985	28,507
Other feedstocks	9,131	12,170	10,113	11,013	9,901	8,298

Total inputs	144,253	176,445	129,394	154,842	177,100	174,118

Refinery yields – barrels per day
Gasoline	54,869	68,663	52,162	63,409	73,217	75,106
Kerosine	7,805	7,734	6,568	9,446	12,874	11,955
Diesel and home heating oils	48,535	66,225	41,277	48,344	52,660	49,606
Residuals	18,231	17,445	14,595	16,589	20,530	18,524
Asphalt, LPG and other	13,268	14,693	11,986	12,651	13,467	14,624
Fuel and loss	1,545	1,685	2,806	4,403	4,352	4,303

Total yields	144,253	176,445	129,394	154,842	177,100	174,118

Average cost of crude inputs to refineries – dollars per barrel
North America	$54.10	40.00	29.79	24.76	23.44	28.82
United Kingdom	56.15	39.60	30.24	25.83	24.86	29.29

Marketing
Products sold – barrels per day
North America – Gasoline	233,191	207,786	162,911	112,281	96,597	76,314
Kerosine	5,671	4,811	4,388	5,818	9,621	8,517
Diesel and home heating oils	60,228	66,648	43,373	35,995	41,064	39,347
Residuals	15,330	13,699	10,972	13,759	17,308	15,163
Asphalt, LPG and other	8,294	8,857	8,232	8,574	9,666	10,271

	322,714	301,801	229,876	176,427	174,256	149,612

United Kingdom – Gasoline	12,739	11,435	12,101	12,058	11,058	11,622
Kerosine	2,410	2,756	2,526	2,685	2,547	2,478
Diesel and home heating oils	14,910	14,649	13,506	14,574	11,798	9,760
Residuals	3,242	4,062	3,816	3,127	3,538	3,852
LPG and other	2,240	4,205	3,103	1,760	2,121	2,191

	35,541	37,107	35,052	34,204	31,062	29,903

Total products sold	358,255	338,908	264,928	210,631	205,318	179,515

Branded retail outlets*
North America – Murphy USA	864	752	623	506	387	276
Other	337	375	371	408	428	436
Total	1,201	1,127	994	914	815	712
United Kingdom	412	358	384	416	411	386

*	At December 31.

In 2005, Murphy continued to expand its high-volume Murphy USA brand by adding 112 stations in the Company’s 21-state marketing area.

BOARD OF DIRECTORS

William C. Nolan, Jr.

Partner, Nolan & Alderson, Attorneys,

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

Robert A. Hermes

Chairman of the Board, Retired,

Purvin & Gertz, Inc., Houston, Texas.

Director since 1999.

Committees: Nominating and Governance (Chairman); Public Policy and Environmental

R. Madison Murphy

Managing Member, Murphy Family Management, LLC,

El Dorado, Arkansas.

Director since 1993;

Chairman from 1994 – 2002.

Committees: Executive; Audit (Chairman)

Ivar B. Ramberg

Executive Officer, Ramberg Consulting AS,

Osteraas, Norway.

Director since 2003.

Committees: Nominating and Governance; Public Policy and Environmental

Neal E. Schmale

President and Chief Operating Officer,

Sempra Energy, San Diego, California.

Director since 2004.

Committees: Audit; Executive Compensation

David J. H. Smith

Chief Executive Officer, Retired,

Whatman plc, Maidstone, Kent, England.

Director since 2001.

Committees: Executive Compensation;

Public Policy and Environmental

Caroline G. Theus

President, Keller Enterprises, LLC, and

President, Inglewood Land and Development Co., Alexandria, Louisiana.

Director since 1985.

Committees: Executive; Public Policy and Environmental (Chairman)

PRINCIPAL SUBSIDIARIES

Murphy Exploration & Production Company – USA Engages in crude oil and natural gas exploration and production in the Gulf of Mexico and in Gulf Coast areas onshore.	131 South Robertson Street New Orleans Louisiana 70112 (504) 561-2811 Temporarily relocated to: 201 Energy Parkway, Suite 310 Lafayette, Louisiana 70508 (337) 267-9123	John C. Higgins President S.J. Carboni, Jr. Vice President, Deepwater Development and Production James R. Murphy Vice President, Exploration Steven A. Cossé Vice President and General Counsel	Kevin G. Fitzgerald Treasurer Gasper F. Bivalacqua Controller Walter K. Compton Secretary

Murphy Oil Company Ltd. Engages in crude oil and natural gas exploration and production, extraction and sale of synthetic crude oil, and marketing of petroleum products in Canada.	1700-555-4th Avenue SW Calgary, Alberta T2P 3E7 (403) 294-8000 Mailing Address: P.O. Box 2721, Station M Calgary, Alberta T2P 3Y3 Canada	Harvey Doerr President Steve C. Crosby Vice President, East Coast and Northern Canada W. Patrick Olson Vice President, Production	Marty L. Proctor Vice President, Exploitation Kevin G. Fitzgerald Treasurer Heather J. Jones Controller Georg R. McKay Secretary

Murphy Exploration & Production Company – International Engages in crude oil and natural gas exploration and production outside North America.	550 WestLake Park Blvd. Suite 1000 Houston, Texas 77079 (281) 249-1040	David M. Wood President Bruce R. Laws Vice President, New Ventures George M. Shirley Vice President and General Manager – Malaysia Steven A. Cossé Vice President and General Counsel	Kevin G. Fitzgerald Treasurer Dean E. Haefner Controller Walter K. Compton Secretary

Murphy Oil USA, Inc. Engages in refining and marketing of petroleum products in the United States.	200 Peach Street El Dorado, Arkansas 71730 (870) 862-6411 Mailing Address: P.O. Box 7000 El Dorado, Arkansas 71731-7000

W. Michael Hulse

President

Charles A. Ganus

Senior Vice President, Marketing,

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

	4 Beaconsfield Road St. Albans, Hertfordshire AL1 3RH, England 44-1727-892-400	Stephen R. Wylie President Ijaz Iqbal Vice President, Treasury, Tax and Planning	Kevin G. Fitzgerald Treasurer Walter K. Compton Secretary

CORPORATE INFORMATION

CORPORATE OFFICE	ANNUAL MEETING	INQUIRIES
200 Peach Street	The annual meeting of the Company’s	Inquiries regarding shareholder account
P.O. Box 7000	shareholders will be held at 10 a.m. on	matters should be addressed to:
El Dorado, Arkansas 71731-7000	May 10, 2006, at the South Arkansas Arts	Walter K. Compton
(870) 862-6411	Center, 110 East 5th Street, El Dorado,	Secretary
	Arkansas. A formal notice of the meeting,	Murphy Oil Corporation
STOCK EXCHANGE LISTINGS	together with a proxy statement and proxy	P.O. Box 7000
Trading Symbol: MUR	form, will be provided to all shareholders.	El Dorado, Arkansas 71731-7000
New York Stock Exchange
	E-MAIL ADDRESS	Members of the financial community
TRANSFER AGENT AND REGISTRAR Computershare Investor Services, L.L.C. 2 North LaSalle St. Chicago, Illinois 60602 Toll-free (888) 239-5303 Local Chicago (312) 360-5303	murphyoil@murphyoilcorp.com	should direct their inquiries to: Mindy K. West Director of Investor Relations Murphy Oil Corporation P.O. Box 7000 El Dorado, Arkansas 71731-7000 (870) 864-6315

WWW.MURPHYOILCORP.COM
Murphy Oil’s website provides frequently
updated information about the Company
and its operations, including:
• News releases
ELECTRONIC PAYMENT OF DIVIDENDS	• Annual report
Shareholders may have dividends	• Quarterly reports	CERTIFICATIONS
deposited directly into their bank accounts	• Live webcasts of quarterly	The Company has filed the required
by electronic funds transfer. Authorization	conference calls	certifications under Section 302 of the
forms may be obtained from:	• Links to the Company’s SEC filings	Sarbanes-Oxley Act of 2002 regarding the
Computershare Investor Services, L.L.C.	• Stock quotes	quality of our public disclosures as
2 North LaSalle St.	• Profiles of the Company’s operations	Exhibits 31.1 and 31.2 to our annual
Chicago, Illinois 60602	• On-line stock investment accounts	report on Form 10-K for the fiscal year
Toll-free (888) 239-5303	• Murphy USA station locator	ended December 31, 2005. In 2005 after
Local Chicago (312) 360-5303		our annual meeting of stockholders, the
Company filed with the New York Stock
Exchange the CEO certification regarding
its compliance with the NYSE corporate
governance listing standards as required
by NYSE Rule 303A.12(a).

EXECUTIVE OFFICERS

Claiborne P. Deming	W. Michael Hulse	Kevin G. Fitzgerald
President and Chief Executive Officer since	Executive Vice President – Worldwide	Treasurer since July 2001. Mr. Fitzgerald
October 1994 and Director and Member of	Downstream Operations since April 2003	was Director of Investor Relations from
the Executive Committee since 1993.	and President of Murphy Oil USA, Inc.	1996 to June 2001.
since November 2001. Mr. Hulse served
Steven A. Cossé	as President of Murphy Eastern Oil	John W. Eckart
Executive Vice President since February	Company from April 1996 to November	Controller since March 2000.
2005 and General Counsel since August	2001.
1991. Mr. Cossé was elected Senior Vice		Walter K. Compton
President in 1994 and Vice President in 1993.	Bill H. Stobaugh	Secretary since December 1996.
Senior Vice President since February 2005.
Mr. Stobaugh joined the Company as Vice
President in 1995.