Form 10-K, Exhibit 13
period 2006-12-31
MURPHY OIL CORP /DE
filed 2007-03-01
CIK 717423

EXHIBIT 13

FINANCIAL AND OPERATING HIGHLIGHTS

(Thousands of dollars except per share data)	2006	2005	% Change 2006–2005	2004	% Change 2005–2004
For the Year
Revenues	$14,307,387	$11,877,151	20%	$8,359,839	42%
Net income	638,279	846,452	-25%	701,315	21%
Income from continuing operations	638,279	837,903	-24%	496,395	69%
Cash dividends paid	98,162	83,198	18%	78,205	6%
Capital expenditures[1]	1,262,539	1,329,831	-5%	975,393	36%
Net cash provided by operating activities	962,702	1,225,262	-21%	1,097,018	12%
Average common shares outstanding – diluted (thousands)	189,158	187,889	1%	186,887	1%

At End of Year
Working capital	$795,986	$551,938	44%	$424,372	30%
Net property, plant and equipment	5,106,282	4,374,229	17%	3,685,594	19%
Total assets	7,445,727	6,368,511	17%	5,458,243	17%
Long-term debt	840,275	609,574	38%	613,355	-1%
Stockholders’ equity	4,052,676	3,460,990	17%	2,649,156	31%

Per Share of Common Stock
Net income – diluted	$3.37	$4.51	-25%	$3.75	20%
Income from continuing operations – diluted	3.37	4.46	-24%	2.65	68%
Cash dividends paid	.525	.45	17%	.425	6%
Stockholders’ equity	21.61	18.61	16%	14.39	29%

Net Crude Oil and Gas Liquids Produced – barrels per day[1]	87,817	101,349	-13%	93,634	8%
United States	21,112	25,897	-18%	19,314	34%
Canada	39,653	46,086	-14%	43,689	5%
Other International	27,052	29,366	-8%	30,631	-4%

Net Natural Gas Sold – thousands of cubic feet per day[1]	75,262	90,198	-17%	109,452	-18%
United States	56,810	70,452	-19%	88,621	-21%
Canada	9,752	10,323	-6%	13,972	-26%
United Kingdom	8,700	9,423	-8%	6,859	37%

Crude Oil Refined – barrels per day	119,231	135,122	-12%	164,275	-18%
North America	89,195	108,139	-18%	133,242	-19%
United Kingdom	30,036	26,983	11%	31,033	-13%

Petroleum Products Sold – barrels per day	385,271	358,255	8%	338,908	6%
North America	350,601	322,714	9%	301,801	7%
United Kingdom	34,670	35,541	-2%	37,107	-4%

Stockholder and Employee Data
Common shares outstanding (thousands)[2]	187,572	185,947	1%	184,071	1%
Number of stockholders of record[2]	2,758	2,847	-3%	2,864	-1%
Number of employees[2]	7,296	6,248	17%	5,826	7%
Average number of employees	7,019	6,127	15%	5,276	16%

[1]	From continuing operations.

[2]	At December 31.

Ex. 13-1

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders,

As 2007 begins, our Company is in an enviable place with extraordinary production growth from our flagship Kikeh development (80%) in Malaysia scheduled to begin in the second half of this year. In addition, other meaningful developments are scheduled to start up in 2009 including the Sarawak, Malaysia gas project (85%), the Azurite Marine oil field in the Republic of Congo (85%) and the Thunder Hawk oil field in the Gulf of Mexico (37.5%). Put succinctly, we should double our production from current levels within the next few years. Also, as demonstrated by the record refining and marketing earnings in the third quarter of 2006, the breadth of the downstream segment today enables us to maintain a balanced, fully-integrated portfolio capable of capturing profit even in periods of declining crude oil prices. Certainly, the future of our Company is promising.

Hurricane Katrina Recovery

Reflecting on 2006, it is quite clear that Hurricane Katrina affected Murphy in a significant way and, I believe, as much as or more than any other energy company. At mid-year, the Meraux, Louisiana refinery restarted after extensive repairs following massive flooding from the storm. Also, the class action lawsuit concerning the oil spill resulting from Katrina was settled in September 2006 and received final court approval in January 2007. Settling mass tort claims this quickly is very unusual and reflects the hard work and substantial skills of all involved.

In the Gulf of Mexico, our affected production was restored in a timely manner with the exception of some of our non-operated production that is still awaiting additional remediation. Given the path and severity of the storm, it could have been much worse.

With the resolution of these issues, Hurricane Katrina and its aftermath have become more and more distant in our rearview mirror. It is important to report to you that we have been able to put this firmly behind us, which strengthens our focus on the future. I am particularly proud of the exceptional performance of our people during very trying circumstances. The bonds forged during this time of intense work, with shortened decision times involving large and complicated issues, will serve our Company well in the future.

Financial Results

Despite the lingering impacts of Katrina, 2006 was another strong year for the Company. For the year, Murphy earned $638.3 million ($3.37 per diluted share), with cash flow from operations of $962.7 million. The balance sheet at the end of the year is in sound condition with debt slightly exceeding 17 percent of capital employed.

During 2007, debt will increase as we fund ongoing development projects, but in keeping with the Company’s financial discipline, it will be measured and is expected to be paid down promptly with the strong cash flow generated by the projects mentioned above, beginning with Kikeh.

Exploration & Production

On the exploration front, we are currently revamping our program following spotty 2006 results. The year 2007 started nicely with a discovery at Rotan (80%) located offshore Sabah, Malaysia in Block H. This natural gas discovery is located in a new play type with younger sands than the other

Ex. 13-2

Claiborne P. Deming

President and Chief Executive Officer

deepwater Sabah discoveries. Several other similar nearby prospects exist and could be followed up later in the year. Furthermore, the two Sarawak blocks (SK 309 and SK 311) were renewed at the beginning of 2007. To date, we have made 14 discoveries offshore Sarawak and, importantly, substantial prospectivity remains on these prolific blocks. Offshore Republic of Congo, additional seismic has been obtained in the Mer Profonde Nord block (85%) and we are currently acquiring a seabed logging survey in the Mer Profonde Sud block (85%). Following completion of our analysis, an exploratory program will be developed. In our Gulf of Mexico portfolio, we will drill fewer wells this year as we recalibrate our program and prepare for the important 2007 and 2008 offshore lease sales. This basin remains a core area for future exploration as we currently hold a working interest in 235 offshore leases covering approximately 847,000 net acres. Also worthy of note, the Company’s reserve replacement and finding and development costs are much improved for 2006 as we continue what should be many years of booking reserves associated with our Malaysian discoveries.

Murphy’s unique strength is an inventory of high-quality, high-impact oil and natural gas developments. The Kikeh project is nearing completion and will provide approximately 80,000 barrels per day net to the Company when it ramps up to its plateau production level during 2008. Offshore Sarawak, Malaysia, the final agreement was signed in late February to develop multiple natural gas fields and to sell the natural gas to PETRONAS for their Bintulu LNG plant beginning in 2009. Likewise, in the Gulf of Mexico, our Thunder Hawk discovery located in Mississippi Canyon was sanctioned for development as a stand-alone semi-submersible floating production unit with a capacity of 45,000 barrels per day and is scheduled to commence production in 2009. Our Board also sanctioned the development of the Azurite discovery, offshore Republic of Congo. An innovative Floating, Drilling, Production, Storage and Offloading vessel (FDPSO) with production capacity of 40,000 barrels per day is anticipated with first oil also likely in 2009. Later this year, we anticipate sanctioning the Kakap discovery offshore Sabah, Malaysia as part of a unitized development that is operated by another company.

Ex.13-3

Estimated Net Proved Hydrocarbon Reserves Millions of oil equivalent barrels	Income from Continuing Operations Millions of dollars	Capital Expenditures by Function Millions of dollars

Downstream

The year 2006 was a period of recovery for Murphy’s downstream business in the United States. The Company’s Meraux, Louisiana refinery suffered a direct hit from Hurricane Katrina in 2005 leaving it flooded and out of commission during the first half of 2006. However, Meraux came back on line in time to contribute to record earnings in the third quarter from the downstream segment, which benefited from healthy margins for both refining and marketing.

Our Superior, Wisconsin refinery ran reliably throughout the year and posted a year of record profit. Northern tier refineries were able to capture a substantial profit by running Canadian heavy crude and selling asphalt. Our operation was no exception and it was a banner year. Likewise, the downstream business in the United Kingdom proved once again to be a very efficient operation and posted another profitable year with the Milford Haven, Wales refinery and retail marketing assets, including the 68 fueling sites acquired in 2005, contributing nicely. The U.K. assets accounted for 30% of the income generated by our worldwide downstream operations in 2006.

In 2007, we will focus on optimizing operations at our Meraux refinery and continuing to develop our growing retail marketing offering, Murphy USA. Our retail presence covers 21 states and this business had another very profitable year. I believe it is the preeminent retail gasoline operation of its kind and represents a superb business model. It continues to increase market share and profitability by way of competitive pricing. With 987 Murphy USA sites in operation at the end of 2006 and with the Meraux refinery restored, our downstream group is poised to contribute meaningfully and to provide balance to our overall operations.

Management Changes

We announced a significant management change in the fourth quarter of 2006. David Wood was named head of a combined Murphy Exploration & Production Company placing our worldwide upstream function under one management structure. David is responsible for the Company’s

Ex. 13-4

tremendous success in Malaysia and I feel very confident he will provide focused and dynamic leadership to this important function. At the same time, Harvey Doerr was named head of the Company’s worldwide refining and marketing organization. Harvey has run the Company’s Canadian operation for the last nine years in an exemplary fashion and is one of the most accomplished executives I have had the privilege to be around. I am looking forward to both David’s and Harvey’s leadership.

In Closing

I am enthusiastic about the opportunities that are before us. Certainly, the prospect of doubling our production is reason enough to be optimistic, but our future relies on much more than just these stellar assets. We would not be the company we are today without the forward-looking, innovative thinking of our worldwide employees. Their grit in the face of adversity as well as their ability to respond quickly to capture value are important to the future success of our enterprise.

Murphy’s strategy in the past has emphasized organic production growth and reserve additions through high-risk, but focused exploration. This strategy has served us well. However, given the increased cost of drilling and increasing difficulty of accessing plays, we will broaden our thinking to include different ways to capture opportunities that meaningfully add value. We are not completely changing what we do; however, we simply realize that as a Company we have to adapt to changed circumstances. We will continue our grass roots exploration but in a measured, focused way and will intensify our execution across all areas of our operations.

Our Company is also experiencing changes in its Board of Directors. In August, we announced the addition of James V. Kelley to our Board. Jim has extensive financial experience and knowledge but, more importantly, a level head and sound judgment. He will be a great addition. On a sad note, George S. Dembroski retires after twelve stellar years as a director. George has been a wonderful advisor and confidant. His market instincts are some of the best that I have ever seen and his integrity is unquestioned. To George, I say “outstanding!”

Also, we recently announced the funding of a scholarship program (called the El Dorado Promise) that allows every eligible graduate of the El Dorado Public School District to attend college. The $50 million gift, to be funded over ten years, is expected to provide college scholarships for graduating classes of El Dorado High School for the next 20 years. This gift is made possible by the hardworking, talented employees of Murphy Oil Corporation and to them it is dedicated. Their success allows this extraordinary gift of philanthropy to the home of our Company’s headquarters located in El Dorado for over 50 years. Likewise, I also believe in the promising future of Murphy and believe we are heading in the right direction with our eyes clearly on the road ahead.

Claiborne P. Deming
President and Chief Executive Officer

February 23, 2007
El Dorado, Arkansas

Ex. 13-5

EXPLORATION AND PRODUCTION STATISTICAL SUMMARY

	2006	2005	2004	2003	2002	2001	2000
Net crude oil and condensate production – barrels per day
United States	20,983	25,777	19,154	4,374	3,837	4,3 39	4,770
Canada – light	110	160	168	582	1,256	1,9 81	2,055
heavy	12,613	11,806	5,838	4,705	3,609	4,521	3,010
offshore	14,896	23,124	25,407	28,534	24,037	9,535	9,199
synthetic	11,701	10,593	11,794	10,483	11,362	10,479	8,443
United Kingdom	7,095	7,955	10,800	14,513	18,180	20,0 49	20,679
Ecuador	8,608	7,871	7,735	5,172	4,544	5,3 19	6,405
Malaysia	11,298	13,503	11,885	7,301	—	—	—
Net natural gas liquids production – barrels per day
United States	129	120	160	152	291	413	551
Canada	333	403	482	631	311	540	182
United Kingdom	51	37	211	173	122	165	216

Continuing operations	87,817	101,349	93,634	76,620	67,549	57,341	55,510
Discontinued operations	—	—	3,106	6,832	8,821	10,014	9,749

Total liquids produced	87,817	101,349	96,740	83,452	76,370	67,355	65,259

Net crude oil and condensate sold – barrels per day
United States	20,983	25,777	19,154	4,374	3,837	4,339	4,769
Canada – light	110	160	168	582	1,256	1,981	2,055
heavy	12,613	11,806	5,838	4,705	3,609	4,521	3,010
offshore	15,360	22,443	26,306	28,542	23,935	9,862	9,456
synthetic	11,701	10,593	11,794	10,483	11,362	10,479	8,443
United Kingdom	6,678	8,247	10,800	14,591	18,209	20,206	20,921
Ecuador	10,349	9,821	3,414	4,997	4,293	5,381	6,393
Malaysia	11,986	13,818	11,020	7,235	—	—	—
Net natural gas liquids sold – barrels per day
United States	129	120	160	152	291	413	551
Canada	333	403	482	631	311	540	182
United Kingdom	—	56	124	131	149	148	216

Continuing operations	90,242	103,244	89,260	76,423	67,252	57,870	55,996
Discontinued operations	—	—	3,106	6,832	8,821	10,014	9,749

Total liquids sold	90,242	103,244	92,366	83,255	76,073	67,884	65,745

Net natural gas sold – thousands of cubic feet per day
United States	56,810	70,452	88,621	82,281	88,067	112,616	141,373
Canada	9,752	10,323	13,972	19,946	12,709	25,701	9,590
United Kingdom	8,700	9,423	6,859	9,564	6,973	13,125	10,850

Continuing operations	75,262	90,198	109,452	111,791	107,749	151,442	161,813
Discontinued operations	—	—	30,760	103,543	189,182	129,793	67,599

Total natural gas sold	75,262	90,198	140,212	215,334	296,931	281,235	229,412

Net hydrocarbons produced – equivalent barrels[1,2] per day	100,361	116,382	120,109	119,341	125,859	114,228	103,494
Estimated net hydrocarbon reserves – million equivalent barrels[1,2,3]	388.3	353.6	385.6	425.5	455.3	501.2	442.3

Weighted average sales prices[4]
Crude oil and condensate – dollars per barrel
United States	$57.30	47.48	35.35	24.22	24.25	24.92	30.38
Canada[5] – light	58.26	52.47	37.70	27.68	22.81	21.73	29.98
heavy	25.87	21.30	20.26	12.36	16.83	11.21	16.74
offshore	62.55	51.37	36.60	27.08	25.36	23.77	27.16
synthetic	63.23	58.12	40.35	24.97	25.64	25.04	29.62
United Kingdom	64.30	52.83	36.82	29.59	24.39	24.44	27.78
Ecuador[6]	33.79	32.54	24.78	22.99	19.64	17.00	22.01
Malaysia[7]	51.78	46.16	41.35	29.42	—	—	—
Natural gas liquids – dollars per barrel
United States	43.34	35.09	29.77	23.42	17.13	20.40	23.04
Canada[5]	48.00	40.90	30.83	24.63	16.98	20.78	22.98
United Kingdom	—	34.77	26.91	22.49	18.28	19.12	23.64
Natural gas – dollars per thousand cubic feet
United States	7.76	8.52	6.45	5.29	3.37	4.64	4.01
Canada[5]	6.49	7.88	5.64	4.47	2.59	3.54	4.68
United Kingdom[5]	7.34	5.80	4.52	3.50	2.76	2.52	1.81

[1]	Natural gas converted at a 6:1 ratio.

[2]	Includes synthetic oil.

[3]	At December 31.

[4]	Includes intracompany transfers at market prices.

[5]	U.S. dollar equivalent.

[6]

Includes prices attained in 2006 and 2005 for recoupment of a portion of 2004 Block 16 crude oil production formerly owed to the Company. The price in 2006 is adversely affected by revenue sharing with the Ecuadorian government beginning in April 2006.

[7]	Prices in 2006 and 2005 are net of a payment under the terms of the production sharing contract for Block SK 309.

Ex. 13-6

REFINING AND MARKETING STATISTICAL SUMMARY

	2006	2005	2004	2003	2002	2001	2000
Refining
Crude capacity* of refineries – barrels per stream day	192,400	192,400	192,400	192,400	167,400	167,400	167,400

Refinery inputs – barrels per day
Crude – Meraux, Louisiana	55,129	73,371	101,644	60,403	83,721	104,345	103,154
Superior, Wisconsin	34,066	34,768	31,598	30,466	30,468	35,869	34,159
Milford Haven, Wales	30,036	26,983	31,033	28,412	29,640	26,985	28,507
Other feedstocks	6,423	9,131	12,170	10,113	11,013	9,901	8,298

Total inputs	125,654	144,253	176,445	129,394	154,842	177,100	174,118

Refinery yields – barrels per day
Gasoline	48,314	54,869	68,663	52,162	63,409	73,217	75,106
Kerosine	5,067	7,805	7,734	6,568	9,446	12,874	11,955
Diesel and home heating oils	42,137	48,535	66,225	41,277	48,344	52,660	49,606
Residuals	15,244	18,231	17,445	14,595	16,589	20,530	18,524
Asphalt, LPG and other	12,855	13,268	14,693	11,986	12,651	13,467	14,624
Fuel and loss	2,037	1,545	1,685	2,806	4,403	4,352	4,303

Total yields	125,654	144,253	176,445	129,394	154,842	177,100	174,118

Average cost of crude inputs to refineries – dollars per barrel
North America	$59.54	49.73	40.00	29.79	24.76	23.44	28.82
United Kingdom	66.66	56.15	39.60	30.24	25.83	24.86	29.29

Marketing
Products sold – barrels per day
North America – Gasoline	266,353	233,191	207,786	162,911	112,281	96,597	76,314
Kerosine	2,269	5,671	4,811	4,388	5,818	9,621	8,517
Diesel and home heating oils	62,196	60,228	66,648	43,373	35,995	41,064	39,347
Residuals	11,696	15,330	13,699	10,972	13,759	17,308	15,163
Asphalt, LPG and other	8,087	8,294	8,857	8,232	8,574	9,666	10,271

	350,601	322,714	301,801	229,876	176,427	174,256	149,612

United Kingdom – Gasoline	12,425	12,739	11,435	12,101	12,058	11,058	11,622
Kerosine	3,619	2,410	2,756	2,526	2,685	2,547	2,478
Diesel and home heating oils	11,803	14,910	14,649	13,506	14,574	11,798	9,760
Residuals	3,825	3,242	4,062	3,816	3,127	3,538	3,852
LPG and other	2,998	2,240	4,205	3,103	1,760	2,121	2,191

	34,670	35,541	37,107	35,052	34,204	31,062	29,903

Total products sold	385,271	358,255	338,908	264,928	210,631	205,318	179,515

Branded retail outlets*
North America – Murphy USA	987	864	752	623	506	387	276
Other	177	337	375	371	408	428	436
Total	1,164	1,201	1,127	994	914	815	712
United Kingdom	402	412	358	384	416	411	386

*	At December 31.

In 2006, Murphy continued to expand its high-volume Murphy USA brand by adding 123 stations in the Company’s 21-state marketing area.

Ex. 13-7

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

ROBERT A. HERMES Chairman of the Board, Retired, Purvin & Gertz, Inc., Houston, Texas. Director since 1999. Committees: Nominating and Governance (Chairman); Public Policy and Environmental

JAMES V. KELLEY President and Chief Operating Officer, BancorpSouth, Inc., Tupelo, Mississippi. Director since 2006. Committees: Audit

R. MADISON MURPHY Managing Member, Murphy Family Management, LLC, El Dorado, Arkansas. Director since 1993; Chairman from 1994–2002. Committees: Executive; Audit (Chairman)

IVAR B. RAMBERG Executive Officer, Ramberg Consulting AS, Osteraas, Norway. Director since 2003. Committees: Nominating and Governance; Public Policy and Environmental

NEAL E. SCHMALE President and Chief Operating Officer, Sempra Energy, San Diego, California. Director since 2004. Committees: Audit; Executive Compensation

DAVID J. H. SMITH Chief Executive Officer, Retired, Whatman plc, Maidstone, Kent, England. Director since 2001. Committees: Executive Compensation; Public Policy and Environmental

CAROLINE G. THEUS

President, Keller Enterprises, LLC, and President,

Inglewood Land and Development Co.,

Alexandria, Louisiana.

Director since 1985.

Committees: Executive; Public Policy

and Environmental (Chairman)

Ex. 13-8

PRINCIPAL OPERATING SUBSIDIARIES

Murphy Exploration & Production Company Engages in crude oil and natural gas exploration and production.	550 WestLake Park Blvd. Suite 1000 Houston, Texas 77079 (281) 249-1040	David M. Wood President Steven A. Cossé Vice President and General Counsel	Mindy K. West Vice President and Treasurer John W. Eckart Vice President and Controller Walter K. Compton Secretary
Murphy Oil Company Ltd. Engages in crude oil and natural gas exploration and production, extraction and sale of synthetic crude oil, and marketing of petroleum products in Canada.	1700-555-4th Avenue SW Calgary, Alberta T2P 3E7 (403) 294-8000 Mailing Address: P.O. Box 2721, Station M Calgary, Alberta T2P 3Y3 Canada	Steve C. Crosby President W. Patrick Olson Vice President, Production	Mindy K. West Vice President and Treasurer Heather J. Jones Controller Georg R. McKay Secretary
Murphy Oil USA, Inc. Engages in refining and marketing of petroleum products in the United States.	200 Peach Street El Dorado, Arkansas 71730 (870) 862-6411 Mailing Address: P.O. Box 7000 El Dorado, Arkansas 71731-7000

Harvey Doerr

President

Charles A. Ganus

Senior Vice President,

Marketing and President,

Murphy USA Marketing

Company

Gary R. Bates

Vice President, Supply and

Transportation

Ernest C. Cagle

Vice President,

Manufacturing

John D. Edmunds

Vice President,

Engineering

Henry J. Heithaus

Vice President, Retail Marketing

Steven A. Cossé

Vice President and

General Counsel

Mindy K. West

Vice President and

Treasurer

John W. Eckart

Vice President and

Controller

Walter K. Compton

Secretary

Ex. 13-9

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

Toll-free (888) 239-5303

Local Chicago (312) 360-5303

ELECTRONIC PAYMENT OF DIVIDENDS

Shareholders may have dividends deposited directly into their bank accounts by electronic funds transfer. Authorization forms may be obtained from:

Computershare Investor Services, L.L.C.

2 North LaSalle St.

Chicago, Illinois 60602

Toll-free (888) 239-5303

Local Chicago (312) 360-5303

ANNUAL MEETING

The annual meeting of the Company’s shareholders will be held at 10:00 a.m. on May 9, 2007, at the South Arkansas Arts Center, 110 East 5th Street, El Dorado, Arkansas. A formal notice of the meeting, together with a proxy statement and proxy form, will be provided to all shareholders.

E-MAIL ADDRESS

murphyoil@murphyoilcorp.com

WWW.MURPHYOILCORP.COM

Murphy Oil’s website provides frequently updated information about the Company and its operations, including:

•	News releases

•	Annual report

•	Quarterly reports

•	Live webcasts of quarterly conference calls

•	Links to the Company’s SEC filings

•	Stock quotes

•	Profiles of the Company’s operations

•	On-line stock investment accounts

•	Murphy USA station locator

INQUIRIES

Inquiries regarding shareholder account matters should be addressed to:

Walter K. Compton

Secretary

Murphy Oil Corporation

P.O. Box 7000

El Dorado, Arkansas 71731-7000

Members of the financial community should direct their inquiries to:

Dory J. Stiles

Manager of Investor Relations

Murphy Oil Corporation

P.O. Box 7000

El Dorado, Arkansas 71731-7000

(870) 864-6496

CERTIFICATIONS

The Company has filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of our public disclosures as Exhibits 31.1 and 31.2 to our annual report on Form 10-K for the fiscal year ended December 31, 2006. In 2006 after our annual meeting of stockholders, the Company filed with the New York Stock Exchange the CEO certification regarding its compliance with the NYSE corporate governance listing standards as required by NYSE Rule 303A.12(a).

EXECUTIVE OFFICERS

CLAIBORNE P. DEMING

President and Chief Executive Officer since October 1994 and Director and Member of the Executive Committee since 1993.

STEVEN A. COSSÉ

Executive Vice President since February 2005 and General Counsel since August 1991. Mr. Cossé was elected Senior Vice President in 1994 and Vice President in 1993.

HARVEY DOERR

Executive Vice President and President of Murphy Oil USA, Inc. since January 2007. Mr. Doerr served as President of Murphy Oil Company Ltd. from September 1997 through December 2006.

DAVID M. WOOD

Executive Vice President and President of Murphy Exploration & Production Company since January 2007. Mr. Wood served as President of Murphy Exploration & Production Company-International from March 2003 through December 2006 and was Senior Vice President of Frontier Exploration & Production from April 1999 through February 2003.

KEVIN G. FITZGERALD

Senior Vice President and Chief Financial Officer since January 2007. Mr. Fitzgerald was Treasurer from July 2001 through December 2006 and Director of Investor Relations from 1996 through June 2001.

BILL H. STOBAUGH

Senior Vice President since February 2005. Mr. Stobaugh joined the Company as Vice President in 1995.

MINDY K. WEST

Vice President and Treasurer since January 2007. Ms. West was Director of Investor Relations from July 2001 through December 2006.

JOHN W. ECKART

Vice President and Controller since January 2007. Mr. Eckart has been Controller since March 2000.

WALTER K. COMPTON

Secretary since December 1996.

Ex. 13-10