Form 10-K, Exhibit 13
period 2007-12-31
MURPHY OIL CORP /DE
filed 2008-02-29
CIK 717423

Exhibit 13

Letter to Shareholders

Claiborne P. Deming

President and Chief Executive Officer

Dear Fellow Shareholders,

I believe very strongly that 2007 will be viewed, especially in the fullness of time, as a pivotal and extraordinarily important year for our Company. The year will not only be identified with a significant individual event (the start-up of production from our Kikeh field (80%) in Malaysia) but also as the year the Company repositioned itself and charted the course for its future. We are in the midst of an intriguing but, more importantly, intense value-creation time, represented, in part, by the following: the start-up of Kikeh; frontier acreage acquisitions offshore Suriname and Australia; a potentially significant natural gas “new play” acquisition in British Columbia; the most successful Gulf of Mexico lease sale for Murphy in recent memory; the Murphy USA property acquisition; and the Milford Haven, Wales refinery purchase. In addition, we sold down the Company’s interest in the Azurite field in West Africa (picking up a “carry” on two exploration wells) and sold out of our position in Berkana Energy Corp., a Canadian junior company.

In brief, the realigned leadership group put in place at the end of 2006 consisting of David Wood, leader of a single worldwide Upstream operating group, and Harvey Doerr, head of worldwide Downstream operations, performed well in their expanded roles. I feel very confident with their leadership reflected by the opportunities already secured under their oversight.

Financial Results A healthy commodity price environment coupled with good execution by both the Upstream and Downstream operating units allowed the Company to turn in its second best year of net income with earnings of $766.5 million ($4.01 per diluted share). Cash flow from operations was $1,740.4 million and we ended the year with a healthy debt to capital employed ratio of 23%.

Exploration and Production Deservedly, Kikeh gets top billing. The start-up of production from this field on August 17, 2007 brought to fruition arguably the most meaningful discovery in the Company’s history. We believe the Kikeh development set a record for a deepwater development by going from discovery to first oil in just five years. Just as importantly, costs were controlled very efficiently during a period of escalating prices. We all owe a debt of gratitude to the first class team led by Roger Jenkins that made this happen.

Secondly, from the sanctioned development projects now in place, production is set to approximately double in the near term from the 2007 average production level of just under 102,000 barrels of oil equivalent per day. This industry leading organic growth is anchored by the Kikeh field, but also importantly from other developments scheduled to commence production beginning in 2008 and 2009, including: Tupper (100%); Sarawak natural gas (85%); Thunder Hawk (37.5%); and Azurite (50%). Also, our Kakap (14%) discovery offshore Sabah, Malaysia was sanctioned in December and will be part of a unitized development operated by another company with first production slated for late 2012.

As planned, 2007 was somewhat quiet on the exploration front. We made two natural gas discoveries in Block H offshore Malaysia, Rotan and Biris (both 80%). These fields provide a solid foundation as we pursue bringing another production center on in this region. Look for us to become much more active on the worldwide exploration front in 2008. Wildcats are planned for deepwater Block K and shallow water Blocks 309 and 311 in Malaysia, both the Mer Profonde Sud and Mer Profonde Nord blocks offshore Republic of Congo, the Gulf of Mexico, and offshore Australia. These prospects tend to be quite large and target both oil and gas. In the Congo, partners will be brought in and will pay disproportionately in order to mitigate risk.

Of considerable importance for the future and as noted at the outset, we were able to quietly position ourselves over the last year into new areas that will enhance an already robust exploration portfolio. Acreage was acquired in two new countries – Suriname and Australia. Block 37 in Suriname (80%) covers about two million acres and was picked up in June. We will be acquiring 3D seismic this year and should drill our first prospect in 2009. In November, we announced the acquisition, subject to government approval, of a 40% working interest and operatorship in permit AC/P36 located in the Browse Basin offshore northwestern Australia. The area covers approximately one million acres and has several quite large structures which are currently being evaluated ahead of drilling in the fourth quarter of 2008.

We were also able to pick up substantial acreage in a more familiar basin – the Gulf of Mexico. Twenty-six deepwater blocks in DeSoto Canyon and Lloyd Ridge were obtained in October’s OCS Sale 205. These blocks, 22 of which have never been leased before, will become a focal point in future Gulf of Mexico exploration plans beginning this year and complement our existing Green Canyon acreage position upon which we recently received encouraging preliminary results from a wide-azimuth 3D survey shoot.

Another significant addition during 2007 was the Tupper leases. Located in northeastern British Columbia, this tight gas sands play is part of the Triassic-aged Montney formation. Given our affinity toward high impact exploration, this resource play provides us with needed balance while making us more geographically diverse. The drilling program kicked off in November 2007 and results thus far have been promising. We will concentrate our effort this year on drilling and putting the infrastructure in place to bring first gas to market in the fourth quarter of 2008.

Refining and Marketing Turning to Downstream, 2007 resulted in record setting income for the group of nearly $206 million, approximately 27% of total company-wide net income. Considering the state of our downstream business post-Hurricane Katrina, this magnitude of earnings is certainly welcome. Naturally, more is expected.

Two distinguishing events occurred in 2007. Firstly, we acquired the real estate underlying most of our existing Murphy USA retail stations, and secondly, we purchased the remaining 70% interest in the Milford Haven, Wales refinery.

Owning the retail properties as opposed to leasing enhances the sustainability of this “best in class” retail offering. In the process of securing this deal, we were able to close 47 nonstrategic U.S. locations that were not performing as well as the remainder of the sites. In an effort to leverage our brand recognition, we are also in the early stages of implementing a new, larger convenience store model independent of our Wal-Mart Supercenter stronghold. It will be a “new launch” that should quickly gain scale and complement the highly successful Murphy USA format. We exited 2007 with 973 stations in operation and should top the 1,000 station threshold later this year.

Effective December 1, 2007, for a very attractive price, we became sole owner and operator of the Milford Haven refinery in which we previously held a 30% stake. Integration of this facility into our portfolio adds important diversity to our Downstream business and should be immediately accretive to earnings and cash flow. Having been a partner in the facility for over 26 years, we have experience in the local market and should be able to capture synergies afforded by having a focused, unitary ownership structure. While this acquisition makes us “long” on gasoline in the U.K., our retail network will look to expand and we will explore potential arbitrage opportunities to the United States.

On the United States refining front, much emphasis continues to be placed upon operating reliably. I am happy to say that Meraux’s operational performance during the final quarter of 2007 was excellent. Our Superior, Wisconsin refinery once again proved to be a steady performer eclipsing the profit record set in 2006.

Often not mentioned but critically important, our midstream business was strengthened as well in 2007 with the opening of a new terminal facility near Jonesboro, Arkansas. This terminal services a three-state region in the heartland of America. In 2008, we plan to equip all 12 of our company-owned U.S. terminals with ethanol blending capabilities.

Closing Thoughts History tells us that high commodity prices are destined to retreat and low commodity prices are destined to climb. As an organization, it is imperative that we position ourselves wisely in the event of a downturn in the overall economy or commodity prices, while still taking the steps necessary to ensure future success in either pricing environment.

Quite candidly, I believe Murphy Oil is stronger today than ever and properly aligned to create value for our shareholders. Murphy is fortunate to have an extraordinary array of talented individuals at all levels of our organization that not only have the foresight necessary to chart the course but the willingness to roll up their sleeves and get there.

As our shareholders, we work for you and your continued support is greatly appreciated. In 2007 we took steps to chart the course of Murphy Oil; now it is time to make it happen. That is exactly what we are doing.

Claiborne P. Deming
President and Chief Executive Officer

February 15, 2008

El Dorado, Arkansas

Financial and Operating Highlights

			% Change		% Change
(Thousands of dollars except per share data)	2007	2006	2007–2006	2005	2006–2005
For the Year
Revenues	$18,439,098	$14,307,387	29%	$11,877,151	20%
Net income	766,529	644,669	19%	854,742	-25%
Income from continuing operations	766,529	644,669	19%	846,193	-24%
Cash dividends paid	127,353	98,162	30%	83,198	18%
Capital expenditures [1]	2,357,347	1,262,539	87%	1,329,831	-5%
Net cash provided by operating activities	1,740,420	975,478	78%	1,248,931	-22%
Average common shares outstanding – diluted (thousands)	191,141	189,158	1%	187,889	1%

At End of Year
Working capital	$777,530	$795,986	-2%	$551,938	44%
Net property, plant and equipment	7,109,822	5,106,282	39%	4,374,229	17%
Total assets	10,535,849	7,483,161	41%	6,410,396	17%
Long-term debt	1,516,156	840,275	80%	609,574	38%
Stockholders’ equity	5,066,174	4,121,273	23%	3,522,070	17%

Per Share of Common Stock
Net income – diluted	$4.01	$3.41	18%	$4.55	-25%
Income from continuing operations – diluted	4.01	3.41	18%	4.50	-24%
Cash dividends paid	.675	.525	29%	.45	17%
Stockholders’ equity	26.70	21.97	22%	18.94	16%

Net Crude Oil and Gas Liquids Produced – barrels per day [1]	91,522	87,817	4%	101,349	-13%
United States	12,989	21,112	-38%	25,897	-18%
Canada	43,939	39,653	11%	46,086	-14%
Other International	34,594	27,052	28%	29,366	-8%

Net Natural Gas Sold – thousands of cubic feet per day [1]	61,082	75,262	-19%	90,198	-17%
United States	45,139	56,810	-21%	70,452	-19%
Canada	9,922	9,752	2%	10,323	-6%
United Kingdom	6,021	8,700	-31%	9,423	-8%

Crude Oil Refined – barrels per day	175,183	119,231	47%	135,122	-12%
North America	139,183	89,195	56%	108,139	-18%
United Kingdom	36,000	30,036	20%	26,983	-11%

Petroleum Products Sold – barrels per day	457,770	385,271	19%	358,255	8%
North America	416,668	350,601	19%	322,714	9%
United Kingdom	41,102	34,670	19%	35,541	-2%

Stockholder and Employee Data
Common shares outstanding (thousands) [2]	189,714	187,572	1%	185,947	1%
Number of stockholders of record [2]	2,655	2,758	-4%	2,847	-3%
Number of employees [2]	7,539	7,296	3%	6,248	17%
Average number of employees	7,340	7,019	5%	6,127	15%

1	From continuing operations.
2	At December 31.

Exploration and Production Statistical Summary

	2007	2006	2005	2004	2003	2002	2001
Net crude oil, condensate and natural gas liquids production – barrels per day
United States	12,989	21,112	25,897	19,314	4,526	4,128	4,752
Canada – light	596	443	563	650	1,213	1,567	2,521
heavy	11,524	12,613	11,806	5,838	4,705	3,609	4,521
offshore	18,871	14,896	23,124	25,407	28,534	24,037	9,535
synthetic	12,948	11,701	10,593	11,794	10,483	11,362	10,479
United Kingdom	5,281	7,146	7,992	11,011	14,686	18,302	20,214
Malaysia	20,367	11,298	13,503	11,885	7,301	—	—
Ecuador	8,946	8,608	7,871	7,735	5,172	4,544	5,319

Continuing operations	91,522	87,817	101,349	93,634	76,620	67,549	57,341
Discontinued operations	—	—	—	3,106	6,832	8,821	10,014

Total liquids produced	91,522	87,817	101,349	96,740	83,452	76,370	67,355

Net crude oil, condensate and natural gas liquids sold – barrels per day
United States	12,989	21,112	25,897	19,314	4,526	4,128	4,752
Canada – light	596	443	563	650	1,213	1,567	2,521
heavy	11,524	12,613	11,806	5,838	4,705	3,609	4,521
offshore	18,839	15,360	22,443	26,306	28,542	23,935	9,862
synthetic	12,948	11,701	10,593	11,794	10,483	11,362	10,479
United Kingdom	5,218	6,678	8,303	10,924	14,722	18,358	20,354
Malaysia	16,018	11,986	13,818	11,020	7,235	—	—
Ecuador	9,470	10,349	9,821	3,414	4,997	4,293	5,381

Continuing operations	87,602	90,242	103,244	89,260	76,423	67,252	57,870
Discontinued operations	—	—	—	3,106	6,832	8,821	10,014

Total liquids sold	87,602	90,242	103,244	92,366	83,255	76,073	67,884

Net natural gas sold – thousands of cubic feet per day
United States	45,139	56,810	70,452	88,621	82,281	88,067	112,616
Canada	9,922	9,752	10,323	13,972	19,946	12,709	25,701
United Kingdom	6,021	8,700	9,423	6,859	9,564	6,973	13,125

Continuing operations	61,082	75,262	90,198	109,452	111,791	107,749	151,442
Discontinued operations	—	—	—	30,760	103,543	189,182	129,793

Total natural gas sold	61,082	75,262	90,198	140,212	215,334	296,931	281,235

Net hydrocarbons produced – equivalent barrels[1,2] per day	101,702	100,361	116,382	120,109	119,341	125,859	114,228
Estimated net hydrocarbon reserves – million equivalent barrels[1,2,3]	405.1	388.3	353.6	385.6	425.5	455.3	501.2

Weighted average sales prices[4]
Crude oil, condensate and NGL – dollars per barrel
United States	$65.57	57.30	47.48	35.35	24.22	24.25	24.92
Canada[5] – light	50.98	50.45	44.27	32.96	26.02	20.38	21.75
heavy	32.84	25.87	21.30	20.26	12.36	16.83	11.21
offshore	69.83	62.55	51.37	36.60	27.08	25.36	23.77
synthetic	74.35	63.23	58.12	40.35	24.97	25.64	25.04
United Kingdom	68.38	64.30	52.83	36.82	29.59	24.39	24.44
Malaysia[6]	74.58	51.78	46.16	41.35	29.42	—	—
Ecuador[7]	36.47	33.79	32.54	24.78	22.99	19.64	17.00
Natural gas – dollars per thousand cubic feet
United States	7.38	7.76	8.52	6.45	5.29	3.37	4.64
Canada[5]	6.34	6.49	7.88	5.64	4.47	2.59	3.54
United Kingdom[5]	7.54	7.34	5.80	4.52	3.50	2.76	2.52

[1]	Natural gas converted at a 6:1 ratio.
[2]	Includes synthetic oil.
[3]	At December 31.
[4]	Includes intracompany transfers at market prices.
[5]	U.S. dollar equivalent.
[6]	Prices in 2007–2005 are net of payments under the terms of the production sharing contracts for Blocks SK 309 and K.
[7]

Includes prices attained in 2006 and 2005 for recoupment of a portion of 2004 Block 16 crude oil production formerly owed to the Company. The prices in 2007 and 2006 are adversely affected by revenue sharing with the Ecuadorian government beginning in April 2006 and further increased in October 2007.

Refining and Marketing Statistical Summary

	2007	2006	2005	2004	2003	2002	2001
Refining
Crude capacity* of refineries – barrels per stream day	268,000	192,400	192,400	192,400	192,400	167,400	167,400

Refinery inputs – barrels per day
Crude – Meraux, Louisiana	106,446	55,129	73,371	101,644	60,403	83,721	104,345
Superior, Wisconsin	32,737	34,066	34,768	31,598	30,466	30,468	35,869
Milford Haven, Wales	36,000	30,036	26,983	31,033	28,412	29,640	26,985
Other feedstocks	10,805	6,423	9,131	12,170	10,113	11,013	9,901

Total inputs	185,988	125,654	144,253	176,445	129,394	154,842	177,100

Refinery yields – barrels per day
Gasoline	74,395	48,314	54,869	68,663	52,162	63,409	73,217
Kerosine	5,371	5,067	7,805	7,734	6,568	9,446	12,874
Diesel and home heating oils	67,111	42,137	48,535	66,225	41,277	48,344	52,660
Residuals	18,910	15,244	18,231	17,445	14,595	16,589	20,530
Asphalt, LPG and other	17,546	12,855	13,268	14,693	11,986	12,651	13,467
Fuel and loss	2,655	2,037	1,545	1,685	2,806	4,403	4,352

Total yields	185,988	125,654	144,253	176,445	129,394	154,842	177,100

Average cost of crude inputs to refineries – dollars per barrel
North America	$69.40	59.54	49.73	40.00	29.79	24.76	23.44
United Kingdom	81.53	66.66	56.15	39.60	30.24	25.83	24.86

Marketing
Products sold – barrels per day
North America – Gasoline	298,833	266,353	233,191	207,786	162,911	112,281	96,597
Kerosine	1,685	2,269	5,671	4,811	4,388	5,818	9,621
Diesel and home heating oils	91,344	62,196	60,228	66,648	43,373	35,995	41,064
Residuals	15,422	11,696	15,330	13,699	10,972	13,759	17,308
Asphalt, LPG and other	9,384	8,087	8,294	8,857	8,232	8,574	9,666

	416,668	350,601	322,714	301,801	229,876	176,427	174,256

United Kingdom – Gasoline	14,356	12,425	12,739	11,435	12,101	12,058	11,058
Kerosine	4,020	3,619	2,410	2,756	2,526	2,685	2,547
Diesel and home heating oils	14,785	11,803	14,910	14,649	13,506	14,574	11,798
Residuals	3,728	3,825	3,242	4,062	3,816	3,127	3,538
LPG and other	4,213	2,998	2,240	4,205	3,103	1,760	2,121

	41,102	34,670	35,541	37,107	35,052	34,204	31,062

Total products sold	457,770	385,271	358,255	338,908	264,928	210,631	205,318

Branded retail outlets*
North America – Murphy USA	973	987	864	752	623	506	387
Other	153	177	337	375	371	408	428
Total	1,126	1,164	1,201	1,127	994	914	815
United Kingdom	389	402	412	358	384	416	411

*	At December 31.

Board of Directors

William C. Nolan, Jr. Partner, Nolan & Alderson, Attorneys, El Dorado, Arkansas. Director since 1977. Chairman of the Board and the Executive Committee, ex-officio member of all other committees	R. Madison Murphy Managing Member, Murphy Family Management, LLC, El Dorado, Arkansas. Director since 1993; Chairman from 1994–2002. Committees: Executive; Audit (Chairman)

Claiborne P. Deming President and Chief Executive Officer, Murphy Oil Corporation, El Dorado, Arkansas. Director since 1993. Committees: Executive	Ivar B. Ramberg Executive Officer, Ramberg Consulting AS, Osteraas, Norway. Director since 2003. Committees: Nominating and Governance; Public Policy and Environmental

Frank W. Blue Attorney, Santa Barbara, California. Director since 2003. Committees: Audit; Nominating and Governance	Neal E. Schmale President and Chief Operating Officer, Sempra Energy, San Diego, California. Director since 2004. Committees: Audit (Financial Expert); Executive Compensation

Robert A. Hermes Chairman of the Board, Retired, Purvin & Gertz, Inc., Houston, Texas. Director since 1999. Committees: Executive; Nominating and Governance (Chairman); Public Policy and Environmental	David J. H. Smith Chief Executive Officer, Retired, Whatman plc, Maidstone, Kent, England. Director since 2001. Committees: Executive Compensation (Chairman); Public Policy and Environmental

James V. Kelley President and Chief Operating Officer, BancorpSouth, Inc., Tupelo, Mississippi. Director since 2006. Committees: Audit; Executive Compensation

Caroline G. Theus

President, Keller Enterprises, LLC, and President,

Inglewood Land and Development Co.,

Alexandria, Louisiana.

Director since 1985.

Committees: Executive; Public Policy and Environmental (Chairman)

PRINCIPAL SUBSIDIARIES

Murphy Exploration & Production Company Engages in worldwide crude oil and natural gas exploration and production.	16290 Katy Freeway Suite 600 Houston, TX 77094 (281) 675-9000	David M. Wood President Roger W. Jenkins Senior Vice President, North America Steven A. Cossé Vice President and General Counsel	Mindy K. West Vice President and Treasurer John W. Eckart Vice President and Controller Walter K. Compton Secretary

Murphy Oil Company Ltd. Engages in crude oil and natural gas exploration and production, and extraction and sale of synthetic crude oil.	1700-555-4th Avenue SW Calgary, Alberta T2P 3E7 (403) 294-8000 Mailing Address: P.O. Box 2721, Station M Calgary, Alberta T2P 3Y3 Canada	Steve C. Crosby President W. Patrick Olson Vice President, Production	Mindy K. West Vice President and Treasurer Heather J. Jones Controller Georg R. McKay Secretary

Murphy Oil USA, Inc. Engages in refining and marketing of petroleum products in the United States.	200 Peach Street El Dorado, Arkansas 71730 (870) 862-6411 Mailing Address: P.O. Box 7000 El Dorado, Arkansas 71731-7000

Harvey Doerr

President

Charles A. Ganus

Senior Vice President,

Marketing and President,

Murphy USA Marketing Company

Gary R. Bates

Vice President, Supply and Transportation

Ernest C. Cagle

Vice President, Manufacturing

John D. Edmunds

Vice President, Engineering

Henry J. Heithaus

Vice President, Retail Marketing

Steven A. Cossé

Vice President and

General Counsel

Mindy K. West

Vice President and Treasurer

John W. Eckart

Vice President and Controller

Walter K. Compton

Secretary

Murco Petroleum Limited Engages in refining and marketing of petroleum products in the United Kingdom.	4 Beaconsfield Road St. Albans, Hertfordshire AL1 3RH, England 44-1727-892-400	Stephen R. Wylie Managing Director Jeremy Clarke Marketing Director Thomas McKinlay Supply Director	Simon V. Rhodes Financial Director Patricia E. Haylock Secretary

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

Toll-free (888) 239-5303

Local Chicago (312) 360-5303

Electronic Payment of Dividends

Shareholders may have dividends deposited directly into their bank accounts by electronic funds transfer. Authorization forms may be obtained from:

        Computershare Investor Services, L.L.C.

        2 North LaSalle St.

        Chicago, Illinois 60602

        Toll-free (888) 239-5303

        Local Chicago (312) 360-5303

Annual Meeting

The annual meeting of the Company’s shareholders will be held at 10:00 a.m. on May 14, 2008, at the South Arkansas Arts Center, 110 East 5th Street, El Dorado, Arkansas. A formal notice of the meeting, together with a proxy statement and proxy form, will be provided to all shareholders.

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

        Murphy Oil Corporation

        P.O. Box 7000

        El Dorado, Arkansas 71731-7000

Members of the financial community should direct their inquiries to:

        Dory J. Stiles

        Manager of Investor Relations

        Murphy Oil Corporation

        P.O. Box 7000

        El Dorado, Arkansas 71731-7000

        (870) 864-6496

Certifications

The Company has filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of our public disclosures as Exhibits 31.1 and 31.2 to our annual report on Form 10-K for the fiscal year ended December 31, 2007. In 2007 after our annual meeting of stockholders, the Company filed with the New York Stock Exchange the CEO certification regarding its compliance with the NYSE corporate governance listing standards as required by NYSE Rule 303A.12(a).

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