Form 10-K, Exhibit 13
period 2008-12-31
MURPHY OIL CORP /DE
filed 2009-02-27
CIK 717423

Exhibit 13

Murphy Oil at a Glance

Murphy Oil Corporation (“Murphy” or “the Company”) is an international oil and gas company that conducts business through various operating subsidiaries. The Company produces oil and/or natural gas in the United States, Canada, the United Kingdom, Malaysia and Ecuador and conducts exploration activities worldwide. Murphy also has an interest in a Canadian synthetic oil operation, owns two petroleum refineries in the United States and one refinery in the United Kingdom. The Company operates a growing retail marketing gasoline station chain on the parking lots of Walmart Supercenters and at stand-alone locations in the United States and also markets petroleum products under various brand names and to unbranded wholesale customers in the United States and the United Kingdom. Murphy is headquartered in El Dorado, Arkansas and has 8,277 employees worldwide. The Company’s common stock is traded on the New York Stock Exchange under the ticker symbol “MUR”.

Offices

El Dorado, Arkansas

Houston, Texas

Calgary, Alberta, Canada

St. Albans, Hertfordshire, England

Kuala Lumpur, Malaysia

Pointe-Noire, Republic of the Congo

Jakarta, Indonesia

Perth, Western Australia, Australia

Major Operating Subsidiaries of Murphy Oil Corporation

Murphy Exploration & Production Company, through various operating subsidiaries and affiliates, is engaged in crude oil and natural gas exploration and production in the United States, the U.K. sector of the North Sea, Malaysia, Ecuador, and the Republic of the Congo. The subsidiary conducts business from its office in Houston, Texas, and has offices in Kuala Lumpur, Malaysia; St. Albans, England; Pointe-Noire, Republic of the Congo; Jakarta, Indonesia; and Perth, Western Australia.

Murphy Oil Company Ltd. is engaged in conventional crude oil and natural gas exploration and production in Western Canada and offshore Eastern Canada as well as the extraction and sale of synthetic crude oil from oil sands. The subsidiary is headquartered in Calgary, Alberta and is operated as a component of the Company’s worldwide exploration and production operation directed from Houston.

Murphy Oil USA, Inc. is engaged in refining and marketing of petroleum products in the United States. It is headquartered in El Dorado, Arkansas. Its refineries in Meraux, Louisiana, and Superior, Wisconsin, produce petroleum products that are sold to numerous third parties and to the Company’s high-volume, low-cost Murphy USA® branded gasoline stations located on-site at Walmart Supercenters and at stand-alone Murphy Express® locations in 21 southern and Midwestern states. Murphy Oil USA also operates a network of 12 Company-owned terminals. These terminals, along with a number of third-party terminals, supply fuel to retail and wholesale stations in 24 states and to asphalt and marine fuel customers in the upper Midwest.

Murco Petroleum Limited is engaged in refining and marketing of petroleum products in the United Kingdom. Headquartered near London, England, Murco owns a refinery in Milford Haven, Wales and operates three terminals and a network of fueling stations in the United Kingdom.

Dear Fellow Shareholders

The year 2008 was a successful one for Murphy Oil Corporation with record net income of $1.74 billion ($9.06 per share), helped in no small part by record high oil prices during the first half of the year. New earnings milestones were reached in both our Upstream and Downstream businesses and as a result, strengthened an already sound balance sheet. We exited 2008 with a debt to capital employed ratio of 14%, a reduction from 23% the previous year. The rapid collapse of world oil prices in the second half of 2008, a “wobbly” world economy and uncertainty about the timing of future economic recovery do not point to the likelihood of us duplicating the same level of earnings in 2009. However, there will be interesting opportunities for a financially sound company like ours; our aim is to position ourselves to benefit.

The oil and gas business has a long history of being cyclical; I recall several of these “unannounced” downturns in my thirty-plus year career. In this setting, our conservative, disciplined outlook, solid balance sheet, quality assets and a view to the horizon will, as in past downturns, stand us in good stead as we look forward to new value-enhancing opportunities for our Company.

Exploration and Production Production during 2008 grew 25% over the previous year and averaged 127,500 barrels of oil equivalent per day. The primary catalyst was the production ramp-up at Kikeh (80%) which started flowing oil in August 2007. The field continues to perform well and reached its multi-year plateau rate during December 2008 as planned. Natural gas production from Kikeh began in December 2008 and is contracted to supply a third party methanol plant onshore. We expect to recoup our Kikeh investment at some point during the first half of 2009. For years to come, this field will be an important contributor to a very robust and rising production portfolio.

Near term meaningful sources of additional production growth will come from projects including: Tupper (100%), Thunder Hawk (37.5%), Azurite (50%), Sarawak natural gas (85%), and Kakap (14%). With the exception of Kakap, which is scheduled to commence production in 2012, the remainder of these fields will contribute to production in 2009 and are all operated by Murphy.

Tupper, our lead-off entry into a North American natural gas resource play, commenced production in December 2008, barely 16 months after first investment. To date we have accumulated land holdings totaling 131 net sections (84,000 acres) in British Columbia as we target the Montney formation. Wells thus far have flowed at rates within our expected range. With our very competitive cost structure, we expect to receive benefit for many years to come as our Tupper program moves forward.

Later in 2009, a new wave of production begins. Thunder Hawk, located in Mississippi Canyon Block 734 in the Gulf of Mexico, is slated to start producing oil and natural gas late in the second quarter. Azurite, located in the Mer Profonde Sud (MPS) Block offshore Republic of the Congo, is our first oil development in the region and is also scheduled to begin producing late in the second quarter. Sarawak natural gas production in Malaysia is expected to commence in the third quarter with initial gross volumes of up to 250 million cubic feet per day. In addition to the first three dedicated fields, planned exploitation of nearby existing discoveries should keep this development producing well into the future.

Exploration results on balance for 2008 were disappointing. We made two tie-back sized natural gas discoveries in the Eastern Gulf of Mexico: Diamond (62.5%) and Dalmatian (50%). For the remainder of 2009, we will slow the pace of exploration as we look to hold our capital spending to within the level of cash flow while relooking at the risks and costs of our program. We still have exposure to individually significant upside in the five exploration wells planned for the balance of the year. The first of these will be an oil and natural gas prospect named Samurai in Green Canyon Block 432. We own a 33.33% working interest in this nonoperated well that is scheduled to spud later in the first quarter. An Eastern Gulf of Mexico well targeting natural gas is also planned. We will drill one deepwater well in Malaysia and the remaining two wells will target oil offshore Republic of the Congo in our MPS block.

In a continuing effort to improve our prospects, offshore acreage was acquired during 2008 in Indonesia in the Semai II Block (33.33%) as well as in the Browse Basin of Australia where we picked up Block WA-423-P (70%). We will likely farm down our interest in the new Australian block to 40%. We operate both areas and plan to shoot 3D seismic before drilling. In South America, on our Suriname acreage acquired during 2007, 3D seismic has been shot and is currently being processed ahead of potential 2010 drilling.

Refining and Marketing Downstream operations contributed nicely to the bottom line once again in 2008. United Kingdom refining led in the first half of the year while United States retail marketing performed exceptionally well during the second half of the year. Net income of $313.8 million set an all-time downstream record. My sense is that many are starting to realize the type of earnings potential that, given the right market conditions, can be realized from the asset mix we now have in place.

As you recall at the end of 2007, we purchased the remaining 70% interest in the Milford Haven, Wales refinery and now own and operate this asset outright. As anticipated, blending this facility into our overall refining mix provided us with broader coverage to the often differing markets on opposite sides of the Atlantic. Also, we have now been able to capture a low cost plant expansion and optimization opportunity that will be implemented by early 2010. While we remain long on gasoline in the U.K., we expanded our retail network during the year not only in England and Wales, but also in Scotland, where we are testing the market for the first time.

In the United States, our refineries at Meraux and Superior went through planned turnarounds and were margin challenged for a good portion of 2008. Our retail business in the United States performed exceptionally well on multiple fronts. Not only were earnings healthy, but in an environment where overall gasoline demand in the U.S. was weakening our network of stations grew market share, collectively selling over 2.5% of total gasoline volumes in the country, and with year-on-year margin growth for non-fuel sales. We ended 2008 with 1,025 retail outlets. Of these sites, 992 are Murphy USA sites located on Walmart Supercenter parking lots and 33 are our new larger, independently located Murphy Express convenience stores.

In Closing We have a multi-faceted oil and gas business with worldwide scope. Collectively our operations provide a balance of risk and reward which in the current environment, and the foreseeable future, serves us well. In the past, exploration has been one key value driver for us. While costs are high and prices low, it makes sense, absent stellar results, to moderate that program but still keep an important exposure to its upsides. Adding other growth initiatives, such as joint ventures or selected acquisitions, makes sense. Our simple goal is to add reserves in the most cost effective way possible. Our downstream business has carved out its own niche and, while not collectively large, has components that can deliver attractive returns. As we saw late last year, this return often occurs out of cycle with the upstream business and thus lends support to an integrated model.

My predecessor, Claiborne Deming, who worked long and tirelessly to make this company an even greater success, often remarked “you do your best work in times of adversity” – he is right on for the times we are in. We have a great company with a long history of success through many cycles, great people who take pride in our collective accomplishments as well as a great opportunity to move forward and reshape our company to achieve even higher levels of success in the future. I am honored to be in my position looking out to the horizon, working with my colleagues to enhance the value for all our shareholders. I thank you for your support.

David M. Wood
President and Chief Executive Officer

February 16, 2009
El Dorado, Arkansas

Financial and Operating Highlights

(Thousands of dollars except per share data)	2008	2007	% Change 2008–2007	2006	% Change 2007–2006
For the Year
Revenues	$27,512,540	$18,439,098	49%	$14,307,387	29%
Net income	1,739,986	766,529	127%	644,669	19%
Cash dividends paid	166,501	127,353	31%	98,162	30%
Capital expenditures	2,364,686	2,357,347	0%	1,262,539	87%
Net cash provided by operating activities	3,039,912	1,740,420	75%	975,478	78%
Average common shares outstanding – diluted (thousands)	192,134	191,141	1%	189,158	1%

At End of Year
Working capital	$958,818	$777,530	23%	$795,986	-2%
Net property, plant and equipment	7,727,718	7,109,822	9%	5,106,282	39%
Total assets	11,149,098	10,535,849	6%	7,483,161	41%
Long-term debt	1,026,222	1,516,156	-32%	840,275	80%
Stockholders’ equity	6,278,945	5,066,174	24%	4,121,273	23%

Per Share of Common Stock
Net income – diluted	$9.06	$4.01	126%	$3.41	18%
Cash dividends paid	.875	.675	30%	.525	29%
Stockholders’ equity	32.92	26.70	23%	21.97	22%

Net Crude Oil and Gas Liquids Produced – barrels per day[1]	118,254	91,522	29%	87,817	4%
United States	10,668	12,989	-18%	21,112	-38%
Canada	37,902	43,939	-14%	39,653	11%
Malaysia	57,403	20,367	182%	11,298	80%
Other International	12,281	14,227	-14%	15,754	-10%

Net Natural Gas Sold – thousands of cubic feet per day[1]	55,518	61,082	-9%	75,262	-19%
United States	45,785	45,139	1%	56,810	-21%
Canada	1,910	9,922	-81%	9,752	2%
United Kingdom	6,424	6,021	7%	8,700	-31%
Malaysia	1,399	—	N/A	—	—

Crude Oil Refined – barrels per day[1]	219,227	175,183	25%	119,231	47%
North America	121,706	139,183	-13%	89,195	56%
United Kingdom	97,521	36,000	171%	30,036	20%

Petroleum Products Sold – barrels per day	539,000	457,770	18%	385,271	19%
North America	427,490	416,668	3%	350,601	19%
United Kingdom	111,510	41,102	171%	34,670	19%

Stockholder and Employee Data
Common shares outstanding (thousands)*	190,714	189,714	1%	187,572	1%
Number of stockholders of record*	2,564	2,655	-3%	2,758	-4%
Number of employees*	8,277	7,539	10%	7,296	3%
Average number of employees	7,890	7,340	7%	7,019	5%

*	At December 31.

Exploration and Production Statistical Summary

	2008	2007	2006	2005	2004	2003	2002
Net crude oil, condensate and natural gas liquids production – barrels per day
United States	10,668	12,989	21,112	25,897	19,314	4,526	4,128
Canada – light	46	596	443	563	650	1,213	1,567
heavy	8,484	11,524	12,613	11,806	5,838	4,705	3,609
offshore	16,826	18,871	14,896	23,124	25,407	28,534	24,037
synthetic	12,546	12,948	11,701	10,593	11,794	10,483	11,362
United Kingdom	4,869	5,281	7,146	7,992	11,011	14,686	18,302
Malaysia	57,403	20,367	11,298	13,503	11,885	7,301	—
Ecuador	7,412	8,946	8,608	7,871	7,735	5,172	4,544

Continuing operations	118,254	91,522	87,817	101,349	93,634	76,620	67,549
Discontinued operations	—	—	—	—	3,106	6,832	8,821

Total liquids produced	118,254	91,522	87,817	101,349	96,740	83,452	76,370

Net crude oil, condensate and natural gas liquids sold – barrels per day
United States	10,668	12,989	21,112	25,897	19,314	4,526	4,128
Canada – light	46	596	443	563	650	1,213	1,567
heavy	8,484	11,524	12,613	11,806	5,838	4,705	3,609
offshore	16,690	18,839	15,360	22,443	26,306	28,542	23,935
synthetic	12,546	12,948	11,701	10,593	11,794	10,483	11,362
United Kingdom	5,739	5,218	6,678	8,303	10,924	14,722	18,358
Malaysia	61,907	16,018	11,986	13,818	11,020	7,235	—
Ecuador	7,774	9,470	10,349	9,821	3,414	4,997	4,293

Continuing operations	123,854	87,602	90,242	103,244	89,260	76,423	67,252
Discontinued operations	—	—	—	—	3,106	6,832	8,821

Total liquids sold	123,854	87,602	90,242	103,244	92,366	83,255	76,073

Net natural gas sold – thousands of cubic feet per day
United States	45,785	45,139	56,810	70,452	88,621	82,281	88,067
Canada	1,910	9,922	9,752	10,323	13,972	19,946	12,709
United Kingdom	6,424	6,021	8,700	9,423	6,859	9,564	6,973
Malaysia	1,399	—	—	—	—	—	—

Continuing operations	55,518	61,082	75,262	90,198	109,452	111,791	107,749
Discontinued operations	—	—	—	—	30,760	103,543	189,182

Total natural gas sold	55,518	61,082	75,262	90,198	140,212	215,334	296,931

Net hydrocarbons produced – equivalent barrels[1,2] per day	127,507	101,702	100,361	116,382	120,109	119,341	125,859
Estimated net hydrocarbon reserves – million equivalent barrels[1,2,3]	402.8	405.1	388.3	353.6	385.6	425.5	455.3

Weighted average sales prices[4]
Crude oil, condensate and natural gas liquids – dollars per barrel
United States	$95.74	65.57	57.30	47.48	35.35	24.22	24.25
Canada[5] – light	70.37	50.98	50.45	44.27	32.96	26.02	20.38
heavy	59.05	32.84	25.87	21.30	20.26	12.36	16.83
offshore	96.69	69.83	62.55	51.37	36.60	27.08	25.36
synthetic	100.10	74.35	63.23	58.12	40.35	24.97	25.64
United Kingdom	90.16	68.38	64.30	52.83	36.82	29.59	24.39
Malaysia[6]	87.83	74.58	51.78	46.16	41.35	29.42	—
Ecuador[7]	27.83	36.47	33.79	32.54	24.78	22.99	19.64
Natural gas – dollars per thousand cubic feet
United States	9.67	7.38	7.76	8.52	6.45	5.29	3.37
Canada[5]	6.40	6.34	6.49	7.88	5.64	4.47	2.59
United Kingdom[5]	10.98	7.54	7.34	5.80	4.52	3.50	2.76
Malaysia[6]	0.23	—	—	—	—	—	—

[1]	Natural gas converter data 6:1 ratio.
[2]	Includes synthetic oil.
[3]	At December 31.
[4]	Includes intercompany transfers at market prices.
[5]	U.S. dollar equivalent.
[6]	Prices in 2008–2005 are net of payments under the terms of the production sharing contracts for Blocks K and SK 309.
[7]

Includes prices attained in 2006 and 2005 for recoupment of a portion of 2004 Block 16 crude oil production formerly owed to the Company. The prices in 2008–2006 are adversely affected by revenue sharing with the Ecuadorian government beginning in April 2006 and further increased in October 2007.

Refining and Marketing Statistical Summary

	2008	2007	2006	2005	2004	2003	2002
Refining
Crude capacity* of refineries – barrels per stream day	268,000	268,000	192,400	192,400	192,400	192,400	167,400

Refinery inputs – barrels per day
Crude –Meraux, Louisiana	95,126	106,446	55,129	73,371	101,644	60,403	83,721
Superior, Wisconsin	26,580	32,737	34,066	34,768	31,598	30,466	30,468
Milford Haven, Wales	97,521	36,000	30,036	26,983	31,033	28,412	29,640
Other feedstocks	23,300	10,805	6,423	9,131	12,170	10,113	11,013

Total inputs	242,527	185,988	125,654	144,253	176,445	129,394	154,842

Refinery yields – barrels per day
Gasoline	86,310	74,395	48,314	54,869	68,663	52,162	63,409
Kerosene	23,824	5,371	5,067	7,805	7,734	6,568	9,446
Diesel and home heating oils	75,526	67,111	42,137	48,535	66,225	41,277	48,344
Residuals	27,170	18,910	15,244	18,231	17,445	14,595	16,589
Asphalt, LPG and other	24,815	17,546	12,855	13,268	14,693	11,986	12,651
Fuel and loss	4,882	2,655	2,037	1,545	1,685	2,806	4,403

Total yields	242,527	185,988	125,654	144,253	176,445	129,394	154,842

Average cost of crude inputs to refineries – dollars per barrel
North America	$96.46	69.40	59.54	49.73	40.00	29.79	24.76
United Kingdom	100.61	81.53	66.66	56.15	39.60	30.24	25.83

Marketing
Products sold – barrels per day
North America – Gasoline	313,827	298,833	266,353	233,191	207,786	162,911	112,281
Kerosene	4,606	1,685	2,269	5,671	4,811	4,388	5,818
Diesel and home heating oils	86,933	91,344	62,196	60,228	66,648	43,373	35,995
Residuals	14,837	15,422	11,696	15,330	13,699	10,972	13,759
Asphalt, LPG and other	7,287	9,384	8,087	8,294	8,857	8,232	8,574

	427,490	416,668	350,601	322,714	301,801	229,876	176,427

United Kingdom – Gasoline	34,125	14,356	12,425	12,739	11,435	12,101	12,058
Kerosene	14,835	4,020	3,619	2,410	2,756	2,526	2,685
Diesel and home heating oils	34,560	14,785	11,803	14,910	14,649	13,506	14,574
Residuals	12,744	3,728	3,825	3,242	4,062	3,816	3,127
LPG and other	15,246	4,213	2,998	2,240	4,205	3,103	1,760

	111,510	41,102	34,670	35,541	37,107	35,052	34,204

Total products sold	539,000	457,770	385,271	358,255	338,908	264,928	210,631

Branded retail outlets*
North America – Murphy USA®	992	971	987	864	752	623	506
Murphy Express®	33	2	—	—	—	—	—
Other	129	153	177	337	375	371	408
Total	1,154	1,126	1,164	1,201	1,127	994	914
United Kingdom	454	389	402	412	358	384	416

*	At December 31.

Board of Directors
	William C. Nolan, Jr. Partner, Nolan & Alderson, Attorneys, El Dorado, Arkansas. Director since 1977. Chairman of the Board, ex-officio member of all other committees	R. Madison Murphy Managing Member, Murphy Family Management, LLC, El Dorado, Arkansas. Director since 1993; Chairman from 1994–2002. Committees: Executive; Audit (Chairman)

	David M. Wood President and Chief Executive Officer, Murphy Oil Corporation, El Dorado, Arkansas. Director since January 2009. Committees: Executive	Ivar B. Ramberg Executive Officer, Ramberg Consulting AS, Osteraas, Norway. Director since 2003. Committees: Nominating and Governance; Environmental, Health & Safety

	Frank W. Blue Attorney, Santa Barbara, California. Director since 2003. Committees: Audit; Nominating and Governance	Neal E. Schmale President and Chief Operating Officer, Sempra Energy, San Diego, California. Director since 2004. Committees: Audit; Executive Compensation

	Claiborne P. Deming President and Chief Executive Officer, Retired, Murphy Oil Corporation, El Dorado, Arkansas. Director since 1993. Committees: Executive (Chairman)	David J. H. Smith Chief Executive Officer, Retired, Whatman plc, Maidstone, Kent, England. Director since 2001. Committees: Executive Compensation (Chairman); Environmental, Health & Safety

	Robert A. Hermes Chairman of the Board, Retired, Purvin & Gertz, Inc., Houston, Texas. Director since 1999. Committees: Nominating and Governance (Chairman); Environmental, Health & Safety	Caroline G. Theus President, Inglewood Land and Development Co., Alexandria, Louisiana. Director since 1985. Committees: Executive; Environmental, Health & Safety (Chairman)

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

Toll-free (888) 239-5303

Local Chicago (312) 360-5303

ELECTRONIC PAYMENT OF DIVIDENDS

Shareholders may have dividends deposited directly into their bank accounts by electronic funds transfer. Authorization forms may be obtained from:

        Computershare Investor

          Services, L.L.C.

        2 North LaSalle St.

        Chicago, Illinois 60602

        Toll-free (888) 239-5303

        Local Chicago (312) 360-5303

ANNUAL MEETING

The annual meeting of the Company’s shareholders will be held at 10:00 a.m. on May 13, 2009, at the South Arkansas Arts Center, 110 East 5th Street, El Dorado, Arkansas. A formal notice of the meeting, together with a proxy statement and proxy form, will be provided to all shareholders.

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

•     Murphy USA station locator

INQUIRIES

Inquiries regarding shareholder account matters should be addressed to:

        Walter K. Compton

        Vice President and Secretary

        Murphy Oil Corporation

        P.O. Box 7000

        El Dorado, Arkansas 71731-7000

        wcompton@murphyoilcorp.com

Members of the financial community should direct their inquiries to:

        Dory J. Stiles

        Manager of Investor Relations

        Murphy Oil Corporation

        P.O. Box 7000

        El Dorado, Arkansas 71731-7000

        (870) 864-6496

        dstiles@murphyoilcorp.com

CERTIFICATIONS

The Company has filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of our public disclosures as Exhibits 31.1 and 31.2 to our annual report on Form 10-K for the fiscal year ended December 31, 2008. In 2008 after our annual meeting of stockholders, the Company filed with the New York Stock Exchange the CEO certification regarding its compliance with the NYSE corporate governance listing standards as required by NYSE Rule 303A.12(a)

EXECUTIVE OFFICERS

David M. Wood

President and Chief Executive Officer and Director and Member of the Executive Committee since January 2009. Mr. Wood served as Executive Vice President and President of Murphy Exploration & Production Company from January 2007 until December 2008, President of Murphy Exploration & Production Company-International from March 2003 through December 2006 and Senior Vice President of Frontier Exploration & Production from April 1999 through February 2003.

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

Walter K. Compton

Vice President since February 2009. Secretary since December 1996.