Form 10-K, Exhibit 13
period 2009-12-31
MURPHY OIL CORP /DE
filed 2010-02-26
CIK 717423

Exhibit 13

Financial and Operating Highlights

(Thousands of dollars except per share data)	2009	2008	% Change 2009–2008	2007	% Change 2008–2007
For the Year
Revenues	$19,012,392	$27,432,331	-31%	$18,312,964	50%
Income from continuing operations	740,517	1,744,749	-58%	739,080	136%
Net income	837,621	1,739,986	-52%	766,529	127%
Cash dividends paid	190,788	166,501	15%	127,353	31%
Capital expenditures	2,207,269	2,364,686	-7%	2,357,347	0%
Net cash provided by operating activities	1,864,633	3,039,912	-39%	1,740,420	75%
Average common shares outstanding – diluted (thousands)	192,468	192,134	0%	191,141	1%

At End of Year
Working capital	$1,194,087	$958,818	25%	$777,530	23%
Net property, plant and equipment	9,065,088	7,727,718	17%	7,109,822	9%
Total assets	12,756,359	11,149,098	14%	10,535,849	6%
Long-term debt	1,353,183	1,026,222	32%	1,516,156	-32%
Stockholders’ equity	7,346,026	6,278,945	17%	5,066,174	24%

Per Share of Common Stock
Income from continuing operations – diluted	$3.85	$9.08	-58%	$3.87	135%
Net income – diluted	4.35	9.06	-52%	4.01	126%
Cash dividends paid	1.00	.875	14%	.675	30%
Stockholders’ equity	38.44	32.92	17%	26.70	23%

Net Crude Oil and Gas Liquids Produced – barrels per day	131,839	118,254	11%	91,522	29%
United States	17,053	10,668	60%	12,989	-18%
Canada	32,043	37,902	-15%	43,939	-14%
Malaysia	76,322	57,403	33%	20,367	182%
Other International	6,421	12,281	-48%	14,227	-14%

Net Natural Gas Sold – thousands of cubic feet per day	187,266	55,518	237%	61,082	-9%
United States	54,255	45,785	18%	45,139	1%
Canada	54,857	1,910	2,772%	9,922	-81%
Malaysia	74,653	1,399	5,236%	—	N/A
United Kingdom	3,501	6,424	-46%	6,021	7%

Crude Oil Refined – barrels per day	230,647	219,227	5%	175,183	25%
North America	134,022	121,706	10%	139,183	-13%
United Kingdom	96,625	97,521	-1%	36,000	171%

Petroleum Products Sold – barrels per day	536,474	539,000	0%	457,770	18%
North America	432,700	427,490	1%	416,668	3%
United Kingdom	103,774	111,510	-7%	41,102	171%

Stockholder and Employee Data
Common shares outstanding (thousands)*	191,115	190,714	0%	189,714	1%
Number of stockholders of record*	2,490	2,564	-3%	2,655	-3%
Number of employees*	8,369	8,277	1%	7,539	10%
Average number of employees	8,157	7,890	3%	7,340	7%

*	At December 31.

Murphy Oil at a Glance

Murphy Oil Corporation (“Murphy” or “the Company”) is an international oil and gas company that conducts business through various operating subsidiaries. The Company produces oil and/or natural gas in the United States, Canada, the United Kingdom, Malaysia and Republic of the Congo and conducts exploration activities worldwide. Murphy also has an interest in a Canadian synthetic oil operation, owns two petroleum refineries and an ethanol production facility in the United States and one petroleum refinery in the United Kingdom. The Company operates a growing retail marketing gasoline station chain on the parking lots of Walmart Supercenters and at stand-alone locations in the United States, and also markets petroleum products under various brand names and to unbranded wholesale customers in the United States and the United Kingdom. Murphy is headquartered in El Dorado, Arkansas and has over 8,000 employees worldwide. The Company’s common stock is traded on the New York Stock Exchange under the ticker symbol “MUR”.

Major Subsidiaries of Murphy Oil Corporation

Murphy Exploration & Production Company, through various operating subsidiaries and affiliates, is engaged in crude oil and natural gas production activities in the United States, Malaysia, the U.K. sector of the North Sea and Republic of the Congo, and explores for oil and natural gas worldwide. The subsidiary has its headquarters in Houston, Texas, and conducts business from offices in Kuala Lumpur, Malaysia; St. Albans, England; Pointe-Noire, Republic of the Congo; Jakarta, Indonesia; and Perth, Western Australia.

Murphy Oil Company Ltd. is engaged in conventional crude oil and natural gas exploration and production in Western Canada and offshore Eastern Canada as well as the extraction and sale of synthetic crude oil from oil sands. The subsidiary’s office is located in Calgary, Alberta, and is operated as a component of the Company’s worldwide exploration and production operation directed from Houston.

Murphy Oil USA, Inc. is engaged in refining and marketing of petroleum products in the United States. It is headquartered in El Dorado, Arkansas. Refineries in Meraux, Louisiana, and Superior, Wisconsin, provide petroleum products to high-volume, low-cost Murphy USA® branded gasoline stations located on-site at Walmart Supercenters and at stand-alone Murphy Express locations in 21 Southern and Midwestern states. Murphy Oil USA also operates a network of 12 Company-owned terminals. These terminals, along with a number of third-party terminals, supply fuel to retail and wholesale stations in 24 states and to various asphalt and marine fuel customers. A subsidiary acquired an ethanol production facility in Hankinson, North Dakota in October 2009.

Murco Petroleum Limited is engaged in refining and marketing of petroleum products in the United Kingdom. Headquartered near London, England, Murco owns a refinery in Milford Haven, Wales and operates a network of fueling stations in the United Kingdom.

Offices

El Dorado, Arkansas	Kuala Lumpur, Malaysia

Houston, Texas	Pointe-Noire, Republic of the Congo

Calgary, Alberta, Canada	Jakarta, Indonesia

St. Albans, Hertfordshire, England	Perth, Western Australia, Australia

Dear Fellow Shareholders

Challenging but rewarding; perhaps the best way to describe 2009 and my first year as CEO. One thing that I witnessed first-hand over the past year and am pleased to report to you is that ours is a resilient company made up of capable and resourceful individuals, just what you search for when the going is toughest. As in previous economic and commodity market downturns, we adapted our strategy and managed to both utilize and maintain a healthy balance sheet while moving our business forward. Net income for 2009 totaled $837.6 million ($4.35 per share). This is down from a record setting 2008, due mainly to lower crude oil and natural gas prices coupled with poorer downstream product margins. In 2009, we remained financially disciplined resulting in a debt to capital employed ratio of 15.6% at year end, up slightly from the 2008 level.

Exploration and Production During 2009, three important development projects in separate regions of the world successfully started production. Two new oil fields–Thunder Hawk (37.5%) in the Gulf of Mexico and Azurite (50%) in Republic of the Congo–were joined by a new natural gas area offshore Sarawak (85%) Malaysia. These fields along with growth from existing projects at Tupper (100%) in British Columbia and associated natural gas at Kikeh (80%) in Malaysia, delivered record production for 2009. For the full year, production averaged 163,000 barrels of oil equivalent per day, an increase of 28% over the previous year. This comes on the heels of the 25% increase in 2008 compared to 2007. On a full year-to-year comparison 2010 will again show marked production growth. I am also pleased to report that during 2009, Murphy Oil replaced 168% of oil and gas reserves produced and brought down our overall finding and development costs in a marked way; both facts underscoring the quality within our producing portfolio.

Further production growth is lined up from projects already identified. In August 2009, our Board sanctioned the Tupper West development (100%) in British Columbia’s Montney formation. This sizable onshore natural gas resource will start producing in the second quarter of 2011 and will significantly enhance our North American natural gas volumes. A new gas treatment plant with a capacity of 180 million cubic feet per day will be constructed to process the gas. We have diligently accumulated an important position in this play and are presently one of the leading producers in the region despite production currently sourced only from Tupper Main.

To strengthen our onshore North American natural gas position further we added during 2009 a second development area in the Eagle Ford Shale of South Texas. Our initial three-well drilling program is progressing and we are now adding a second rig to the program. We have a high working interest covering a good acreage spread in key areas of the play and encouraging flow rates. With existing infrastructure in place nearby, we have already begun selling natural gas.

Our entry into the onshore natural gas resource business was deliberate and measured. Selecting plays that could deliver long-life, high-quality reserves at very competitive all-in costs was key. Being able to execute on new business during industry down cycles has again brought its rewards. North American natural gas is and will be a very important source of domestic energy and we are now well positioned with opportunity still ahead of us.

While our natural gas assets position us to capitalize on future price escalations, we are weighted and focused towards growth in our oil portfolio as we look forward. In 2009 three of the four discoveries that we made were oil. First, a discovery was made at Samurai (33.33%) in Gulf of Mexico Green Canyon Blocks 432/476. We will be drilling an appraisal well later in 2010 to size the discovery and help choose development options. In the Mer Profonde Sud (MPS) Block offshore Republic of the Congo, an oil discovery was made at Turquoise Marine (50%). Further appraisal wells will be drilled in 2010 and the most likely development plan calls for production to flow through the Azurite facility in the same block. Lastly, Siakap North (80%) in Block K, offshore Malaysia, was also an oil discovery. The field is part of a larger structure that will likely be jointly developed.

In 2010, our pace of exploration will increase with at least ten important exploration wells planned in various regions around the world including the Gulf of Mexico, Republic of the Congo, Malaysia, Indonesia and Suriname. The majority of the prospects will be targeting oil while some could be either oil or natural gas. It is exciting to see a quality program lie ahead of us and to shift back to the “wildcatting” levels seen before the price collapse that started in late 2008. This led to us naturally pulling back our horns during uncertain times. Several of the areas being targeted are frontier in nature and offer “move the needle” upsides.

Refining and Marketing Downstream results in 2009 were hampered by weaker margins and overall decreased consumer demand. This down cycle has been experienced before and it too will ameliorate. Our aim in 2010 is to run our facilities better and more consistently and minimize capital spend. We will resume our build-out of the U.S. retail gasoline chain with construction of 80 new sites planned in 2010.

Refining plant turnarounds at facilities in Meraux, Louisiana, and Milford Haven, Wales, are occurring in the first quarter. The Milford Haven turnaround is the lengthier of the two as the scope of work is more intensive. During the downtime, the facility will undergo de-bottlenecking that will increase the throughput capacity from 108,000 barrels of oil per day (bopd) to 130,000 bopd for limited capital outlay. The bulk of this new capacity will add distillate capability to the stream and better suit the U.K. market. At the Superior, Wisconsin plant, we have obtained additional asphalt storage capacity as we move to further capitalize on our niche in that market.

In U.S. retail operations, our business model of providing quality fuel directly to our customers at the most competitive price possible continues to strengthen. We ended 2009 with 1,048 locations spread throughout 21 states. Of these, 996 locations are Murphy USA sites located on Walmart Supercenter parking lots and 52 are Murphy Express sites which are independently located. As this industry will likely see consolidation over the next decade we are poised to be able to grow and fill our customers’ needs.

In October, we entered the bio-fuels business by acquiring a corn-based ethanol plant in Hankinson, North Dakota. With an annual production capacity of 110 million gallons, this plant is a natural fit for our retail business where we already sell this mandated fuel. Adding a new community to our enterprise is a great feeling and we have been delighted with the hard work and effort shown by our recently added employees at Hankinson.

In Closing While unpredictable and challenging external factors within the political and economic arena will invariably linger, we are well positioned to meet them head on. Our portfolio reflects an international breadth that I believe is necessary to facilitate the continued longevity of our company; being where and when the growth and opportunities exist. We have superbly talented people who work every day to make their community and country better and stronger and who have demonstrated the ability to act upon opportunity to help our company grow. I see more of this happening in 2010. I greatly appreciate the support shown me over the past year. Murphy is a unique company, one we can all take great pride in. With your continued support, we will continue to lead on!

David M. Wood

President and Chief Executive Officer

February 11, 2010

El Dorado, Arkansas

Exploration and Production Statistical Summary

	2009	2008	2007	2006	2005	2004	2003
Net crude oil, condensate and natural gas liquids production – barrels per day
United States	17,053	10,668	12,989	21,112	25,897	19,314	4,526
Canada – light	18	46	596	443	563	650	1,213
heavy	6,813	8,484	11,524	12,613	11,806	5,838	4,705
offshore	12,357	16,826	18,871	14,896	23,124	25,407	28,534
synthetic	12,855	12,546	12,948	11,701	10,593	11,794	10,483
Malaysia	76,322	57,403	20,367	11,298	13,503	11,885	7,301
United Kingdom	3,361	4,869	5,281	7,146	7,992	11,011	14,686
Republic of the Congo	1,743	—	—	—	—	—	—

Continuing operations	130,522	110,842	82,576	79,209	93,478	85,899	71,448
Discontinued operations	1,317	7,412	8,946	8,608	7,871	10,841	12,004

Total liquids produced	131,839	118,254	91,522	87,817	101,349	96,740	83,452

Net crude oil, condensate and natural gas liquids sold – barrels per day
United States	17,053	10,668	12,989	21,112	25,897	19,314	4,526
Canada – light	18	46	596	443	563	650	1,213
heavy	6,813	8,484	11,524	12,613	11,806	5,838	4,705
offshore	12,455	16,690	18,839	15,360	22,443	26,306	28,542
synthetic	12,855	12,546	12,948	11,701	10,593	11,794	10,483
Malaysia	72,575	61,907	16,018	11,986	13,818	11,020	7,235
United Kingdom	2,445	5,739	5,218	6,678	8,303	10,924	14,722
Republic of the Congo	973	—	—	—	—	—	—

Continuing operations	125,187	116,080	78,132	79,893	93,423	85,846	71,426
Discontinued operations	1,162	7,774	9,470	10,349	9,821	6,520	11,829

Total liquids sold	126,349	123,854	87,602	90,242	103,244	92,366	83,255

Net natural gas sold – thousands of cubic feet per day
United States	54,255	45,785	45,139	56,810	70,452	88,621	82,281
Canada	54,857	1,910	9,922	9,752	10,323	13,972	19,946
Malaysia – Sarawak	28,070	—	—	—	—	—	—
– Kikeh	46,583	1,399	—	—	—	—	—
United Kingdom	3,501	6,424	6,021	8,700	9,423	6,859	9,564

Continuing operations	187,266	55,518	61,082	75,262	90,198	109,452	111,791
Discontinued operations	—	—	—	—	—	30,760	103,543

Total natural gas sold	187,266	55,518	61,082	75,262	90,198	140,212	215,334

Net hydrocarbons produced – equivalent barrels[1,2] per day	163,050	127,507	101,702	100,361	116,382	120,109	119,341
Estimated net hydrocarbon reserves – million equivalent barrels[1,2,3]	439.2	402.8	405.1	388.3	353.6	385.6	425.5
Weighted average sales prices[4]
Crude oil, condensate and natural gas liquids – dollars per barrel
United States	$60.08	95.74	65.57	57.30	47.48	35.35	24.22
Canada[5] – light	64.24	70.37	50.98	50.45	44.27	32.96	26.02
heavy	40.45	59.05	32.84	25.87	21.30	20.26	12.36
offshore	58.19	96.69	69.83	62.55	51.37	36.60	27.08
synthetic	61.49	100.10	74.35	63.23	58.12	40.35	24.97
Malaysia[6]	55.51	87.83	74.58	51.78	46.16	41.35	29.42
United Kingdom	61.31	90.16	68.38	64.30	52.83	36.82	29.59
Republic of the Congo	69.04	—	—	—	—	—	—
Natural gas – dollars per thousand cubic feet
United States	4.05	9.67	7.38	7.76	8.52	6.45	5.29
Canada[5]	3.09	6.40	6.34	6.49	7.88	5.64	4.47
Malaysia – Sarawak	4.05	—	—	—	—	—	—
– Kikeh	0.23	0.23	—	—	—	—	—
United Kingdom[5]	5.04	10.98	7.54	7.34	5.80	4.52	3.50

[1]	Natural gas converted at a 6:1 ratio.

[2]	Includes synthetic oil.

[3]	At December 31.

[4]	Includes intracompany transfers at market prices.

[5]	U.S. dollar equivalent.

[6]	Prices are net of payments under the terms of the production sharing contracts for Blocks K and SK 309.

Refining and Marketing Statistical Summary

	2009	2008	2007	2006	2005	2004	2003
Refining
Crude capacity* of refineries – barrels per stream day	268,000	268,000	268,000	192,400	192,400	192,400	192,400

Refinery inputs – barrels per day
Crude – Meraux, Louisiana	101,864	95,126	106,446	55,129	73,371	101,644	60,403
Superior, Wisconsin	32,158	26,580	32,737	34,066	34,768	31,598	30,466
Milford Haven, Wales	96,625	97,521	36,000	30,036	26,983	31,033	28,412
Other feedstocks	14,317	23,300	10,805	6,423	9,131	12,170	10,113

Total inputs	244,964	242,527	185,988	125,654	144,253	176,445	129,394

Refinery yields – barrels per day
Gasoline	89,436	86,310	74,395	48,314	54,869	68,663	52,162
Kerosine	29,308	23,824	5,371	5,067	7,805	7,734	6,568
Diesel and home heating oils	70,531	75,526	67,111	42,137	48,535	66,225	41,277
Residuals	26,134	27,170	18,910	15,244	18,231	17,445	14,595
Asphalt, LPG and other	24,620	24,815	17,546	12,855	13,268	14,693	11,986
Fuel and loss	4,935	4,882	2,655	2,037	1,545	1,685	2,806

Total yields	244,964	242,527	185,988	125,654	144,253	176,445	129,394

Average cost of crude inputs to refineries – dollars per barrel
North America	$59.71	96.46	69.40	59.54	49.73	40.00	29.79
United Kingdom	62.90	100.61	81.53	66.66	56.15	39.60	30.24
Marketing
Products sold – barrels per day
North America – Gasoline	319,549	313,827	298,833	266,353	233,191	207,786	162,911
Kerosine	11,928	4,606	1,685	2,269	5,671	4,811	4,388
Diesel and home heating oils	76,599	86,933	91,344	62,196	60,228	66,648	43,373
Residuals	15,501	14,837	15,422	11,696	15,330	13,699	10,972
Asphalt, LPG and other	9,123	7,287	9,384	8,087	8,294	8,857	8,232

	432,700	427,490	416,668	350,601	322,714	301,801	229,876

United Kingdom – Gasoline	30,007	34,125	14,356	12,425	12,739	11,435	12,101
Kerosine	12,954	14,835	4,020	3,619	2,410	2,756	2,526
Diesel and home heating oils	35,721	34,560	14,785	11,803	14,910	14,649	13,506
Residuals	10,560	12,744	3,728	3,825	3,242	4,062	3,816
LPG and other	14,532	15,246	4,213	2,998	2,240	4,205	3,103

	103,774	111,510	41,102	34,670	35,541	37,107	35,052

Total products sold	536,474	539,000	457,770	385,271	358,255	338,908	264,928

Branded retail outlets*
North America – Murphy USA®	996	992	971	987	864	752	623
Murphy Express®	52	33	2	—	—	—	—
Other	121	129	153	177	337	375	371
Total	1,169	1,154	1,126	1,164	1,201	1,127	994
United Kingdom	453	454	389	402	412	358	384

*	At December 31.

Board of Directors

William C. Nolan, Jr. Partner, Nolan & Alderson, Attorneys, El Dorado, Arkansas. Director since 1977. Chairman of the Board, ex-officio member of all other committees	R. Madison Murphy Managing Member, Murphy Family Management, LLC, El Dorado, Arkansas. Director since 1993; Chairman from 1994–2002. Committees: Executive; Audit (Chairman)

David M. Wood President and Chief Executive Officer, Murphy Oil Corporation, El Dorado, Arkansas. Director since January 2009. Committees: Executive	Ivar B. Ramberg Executive Officer, Ramberg Consulting AS, Osteraas, Norway. Director since 2003. Committees: Nominating and Governance; Environmental, Health & Safety

Frank W. Blue International Legal Advisor/Arbitrator, Santa Barbara, California. Director since 2003. Committees: Audit; Nominating and Governance	Neal E. Schmale President and Chief Operating Officer, Sempra Energy, San Diego, California. Director since 2004. Committees: Audit; Executive Compensation

Claiborne P. Deming President and Chief Executive Officer, Retired, Murphy Oil Corporation, El Dorado, Arkansas. Director since 1993. Committees: Executive (Chairman)	David J. H. Smith Chief Executive Officer, Retired, Whatman plc, Maidstone, Kent, England. Director since 2001. Committees: Executive Compensation (Chairman); Environmental, Health & Safety

Robert A. Hermes Chairman of the Board, Retired, Purvin & Gertz, Inc., Houston, Texas. Director since 1999. Committees: Executive; Nominating and Governance (Chairman); Environmental, Health & Safety	Caroline G. Theus President, Inglewood Land and Development Co., Alexandria, Louisiana. Director since 1985. Committees: Executive; Environmental, Health & Safety (Chairman)

James V. Kelley President and Chief Operating Officer, BancorpSouth, Inc., Tupelo, Mississippi. Director since 2006. Committees: Audit; Executive Compensation

Principal Subsidiaries

Murphy Exploration &	16290 Katy Freeway Suite 600 Houston, Texas 77094 (281) 675-9000	Roger W. Jenkins	Keith S. Caldwell
Production Company		President	Vice President,
Engages in worldwide crude oil and natural gas exploration and production.		Eugene T. Coleman	Finance
		Senior Vice President,	Steven A. Cossé
		South East Asia	Vice President and
		Sam Algar	General Counsel
		Vice President,	Kevin G. Fitzgerald
		Worldwide Exploration	Vice President
		Daniel R. Hanchera	Mindy K. West
		Vice President,	Vice President and Treasurer
Business Development and
		Planning	John W. Eckart
		Harry J. Howard	Vice President
		Vice President,	Walter K. Compton
		Africa, Europe and Latin America	Secretary
Derek M. Stewart
Vice President,
U.S. Operations

Murphy Oil Company Ltd.	1700-555-4th Avenue SW	Michael McFadyen	Dennis Ward
Engages in crude oil and natural gas exploration and production, and extraction and sale of synthetic crude oil.	Calgary, Alberta T2P 3E7	President	Vice President, Finance
	(403) 294-8000	Cal Buchanan	Mindy K. West
	Mailing Address: P.O. Box 2721, Station M Calgary, Alberta T2P 3Y3 Canada	Vice President, Joint Ventures and Business Development	Vice President and Treasurer
Georg R. McKay
Secretary

Murphy Oil USA, Inc. Engages in manufacturing and marketing of petroleum and ethanol products in the United States.	200 Peach Street	David M. Wood	Stephen F. Hunkus
	El Dorado, Arkansas 71730	President	Vice President, Refining
	(870) 862-6411	Henry J. Heithaus	Steven A. Cossé
	Mailing Address: P.O. Box 7000 El Dorado, Arkansas 71731-7000	Senior Vice President, Marketing and President, Murphy USA Marketing Company	Vice President and
General Counsel
Mindy K. West
		Thomas McKinlay	Vice President and Treasurer
		Senior Vice President,	John W. Eckart
		U.S. Manufacturing	Vice President and Controller
		Ernest C. Cagle	Walter K. Compton
		Vice President,	Secretary
Refining Support
Marn Cheng
Vice President,
Renewable Fuels

Murco Petroleum Limited	4 Beaconsfield Road St. Albans, Hertfordshire AL1 3RH, England 44-1727-892-400	Charles A. Ganus	Simon V. Rhodes
Engages in refining and marketing of petroleum products in the United Kingdom.		Managing Director	Financial Director
		Jeremy Clarke	Patricia E. Haylock
		Marketing Director	Secretary
Bernard Pouille
Supply Director

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

Toll-free (888) 239-5303

Local Chicago (312) 360-5303

Electronic Payment of Dividends

Shareholders may have dividends deposited directly into their bank accounts by electronic funds transfer. Authorization forms may be obtained from:

Computershare Investor Services, L.L.C.

2 North LaSalle St.

Chicago, Illinois 60602

Toll-free (888) 239-5303

Local Chicago (312) 360-5303

Annual Meeting

The annual meeting of the Company’s shareholders will be held at 10:00 a.m. on May 12, 2010, at the South Arkansas Arts Center, 110 East 5th Street, El Dorado, Arkansas. A formal notice of the meeting, together with a proxy statement and proxy form, will be provided to all shareholders.

E-mail Address

murphyoil@murphyoilcorp.com

Web Site

www.murphyoilcorp.com

Murphy Oil’s website provides frequently updated information about the Company and its operations, including:

•	News releases
•	Annual report
•	Quarterly reports
•	Live webcasts of quarterly conference calls
•	Links to the Company’s SEC filings
•	Stock quotes
•	Profiles of the Company’s operations
•	On-line stock investment accounts
•	Murphy’s U.S. retail gasoline station locator

Inquiries

Inquiries regarding shareholder account matters should be addressed to:

Walter K. Compton

Vice President, Law and Secretary

Murphy Oil Corporation

P.O. Box 7000

El Dorado, Arkansas 71731-7000

wcompton@murphyoilcorp.com

Members of the financial community should direct their inquiries to:

Craig Bonsall

Supervisor, Investor Relations

Murphy Oil Corporation

P.O. Box 7000

El Dorado, Arkansas 71731-7000

(870) 881-6853

cbonsall@murphyoilcorp.com

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

Roger W. Jenkins

Executive Vice President since August 2009. Mr. Jenkins has served as President of Murphy Exploration & Production Company since January 2009, and prior to that was Senior Vice President, North America for this subsidiary from September 2007 to December 2008.

Kevin G. Fitzgerald

Senior Vice President and Chief Financial Officer since January 2007. Mr. Fitzgerald was Treasurer from July 2001 through December 2006 and Director of Investor Relations from 1996 through June 2001.

Bill H. Stobaugh

Senior Vice President since February 2005. Mr. Stobaugh joined the Company as Vice President in 1995.

Charles A. Ganus

Vice President, International Downstream since August 2009. Additionally, Mr. Ganus has been Managing Director of Murco Petroleum Limited since May 2008, and was Senior Vice President, Marketing of Murphy Oil USA, Inc. from June 2003 to April 2008.

Henry J. Heithaus

Vice President, Marketing since August 2009. Additionally, Mr. Heithaus has been Senior Vice President, Marketing of Murphy Oil USA, Inc. since May 2008, and was Vice President, Retail Marketing for this subsidiary from June 2003 to April 2008.

Thomas McKinlay

Vice President, U.S. Manufacturing since August 2009. Additionally, Mr. McKinlay has served as Senior Vice President of Murphy Oil USA, Inc. since April 2009. From August 2008 to March 2009, he was General Manager, Supply and Transportation for this U.S. subsidiary.

Mindy K. West

Vice President and Treasurer since January 2007. Ms. West was Director of Investor Relations from July 2001 through December 2006.

John W. Eckart

Vice President and Controller since January 2007. Mr. Eckart has been Controller since March 2000.

Kelli M. Hammock

Vice President, Administration since December 2009. Ms. Hammock was General Manager, Administration from June 2006 to November 2009.

Walter K. Compton

Vice President, Law since February 2009. Mr. Compton has been Secretary since December 1996.