Form 10-K, Exhibit 13
period 2010-12-31
MURPHY OIL CORP /DE
filed 2011-02-28
CIK 717423

Exhibit 13

Financial and Operating Highlights

(Thousands of dollars except per share data)	2010	2009	% Change 2010–2009	2008	% Change 2009–2008
For the Year
Revenues	$23,345,071	$19,012,392	23%	$27,432,331	-31%
Income from continuing operations	798,081	740,517	8%	1,744,749	-58%
Net income	798,081	837,621	-5%	1,739,986	-52%
Cash dividends paid	201,405	190,788	6%	166,501	15%
Capital expenditures	2,448,140	2,207,269	11%	2,364,686	-7%
Net cash provided by operating activities	3,128,558	1,864,633	68%	3,039,912	-39%
Average common shares outstanding – diluted (thousands)	193,158	192,468	0%	192,134	0%

At End of Year
Working capital	$619,783	$1,194,087	-48%	$958,818	25%
Net property, plant and equipment	10,367,847	9,065,088	14%	7,727,718	17%
Total assets	14,233,243	12,756,359	12%	11,149,098	14%
Long-term debt	939,350	1,353,183	-31%	1,026,222	32%
Stockholders’ equity	8,199,550	7,346,026	12%	6,278,945	17%

Per Share of Common Stock
Income from continuing operations – diluted	$4.13	$3.85	7%	$9.08	-58%
Net income – diluted	4.13	4.35	-5%	9.06	-52%
Cash dividends paid	1.05	1.00	5%	.875	14%
Stockholders’ equity	42.52	38.44	11%	32.92	17%

Net Crude Oil and Gas Liquids Produced – barrels per day	126,927	131,839	-4%	118,254	11%
United States	20,114	17,053	18%	10,668	60%
Canada	30,801	32,043	-4%	37,902	-15%
Malaysia	66,897	76,322	-12%	57,403	33%
Other International	9,115	6,421	42%	12,281	-48%

Net Natural Gas Sold – thousands of cubic feet per day	356,801	187,266	91%	55,518	237%
United States	53,037	54,255	-2%	45,785	18%
Canada	85,563	54,857	56%	1,910	2,772%
Malaysia	212,692	74,653	185%	1,399	5,236%
United Kingdom	5,509	3,501	57%	6,424	-46%

Crude Oil Refined – barrels per day	219,864	230,647	-5%	219,227	5%
United States	141,023	134,022	5%	121,706	10%
United Kingdom	78,841	96,625	-18%	97,521	-1%

Petroleum Products Sold – barrels per day	536,757	536,474	0%	539,000	0%
United States	450,100	432,700	4%	427,490	1%
United Kingdom	86,657	103,774	-16%	111,510	-7%

Stockholder and Employee Data
Common shares outstanding (thousands)*	192,836	191,115	1%	190,714	0%
Number of stockholders of record*	2,363	2,490	-5%	2,564	-3%
Number of employees*	8,994	8,369	7%	8,277	1%
Average number of employees	8,673	8,157	6%	7,890	3%

*	At December 31.

Murphy Oil at a Glance

Murphy Oil Corporation (“Murphy” or “the Company”) is an international oil and gas company that conducts business through various operating subsidiaries. The Company produces oil and/or natural gas in the United States, Canada, Malaysia, the United Kingdom and Republic of the Congo and conducts exploration activities worldwide. Murphy also has an interest in a Canadian synthetic oil operation, owns two petroleum refineries and two ethanol production facilities in the United States and one petroleum refinery in the United Kingdom. The Company operates a growing retail marketing gasoline station chain on the parking lots of Walmart Supercenters and at stand-alone locations in the United States, and also markets petroleum products under various brand names and to unbranded wholesale customers in the United States and the United Kingdom. The Company has announced its intention to sell its three oil refineries and the U.K. marketing assets during 2011. Murphy is headquartered in El Dorado, Arkansas, and has over 8,000 employees worldwide. The Company’s common stock is traded on the New York Stock Exchange under the ticker symbol “MUR”.

MAJOR SUBSIDIARIES OF MURPHY OIL CORPORATION

Murphy Exploration & Production Company, through various operating subsidiaries and affiliates, is engaged in crude oil and natural gas production activities in the United States, Malaysia, the U.K. sector of the North Sea and Republic of the Congo, and explores for oil and natural gas worldwide. The subsidiary has its headquarters in Houston, Texas, and conducts business from offices in Kuala Lumpur, Malaysia; St. Albans, England; Pointe-Noire, Republic of the Congo; Jakarta, Indonesia; Perth, Western Australia; and Erbil in the Kurdistan region of Iraq.

Murphy Oil Company Ltd. is engaged in crude oil and natural gas exploration and production in Western Canada and offshore Eastern Canada as well as the extraction and sale of synthetic crude oil from oil sands. The subsidiary’s office is located in Calgary, Alberta, and is operated as a component of the Company’s worldwide exploration and production operation directed from Houston.

Murphy Oil USA, Inc. is engaged in refining and marketing of petroleum products in the United States. It is headquartered in El Dorado, Arkansas. Refineries in Meraux, Louisiana, and Superior, Wisconsin, provide petroleum products to high-volume, low-cost Murphy USA® branded gasoline stations located on-site at Walmart Supercenters and at stand-alone Murphy Express® locations in 22 states, primarily in the South and Midwest. Murphy Oil USA also operates a network of 12 Company-owned terminals and two leased terminals. These terminals, along with a number of third-party terminals, supply fuel to retail and wholesale stations in 26 states and to various asphalt and marine fuel customers. A subsidiary acquired an ethanol production facility in Hankinson, North Dakota, in October 2009. In 2010, the Company purchased an ethanol production facility in Hereford, Texas, that will be completed and operating in early 2011. The Company has announced its intention to sell the two refineries and certain associated marketing terminals in 2011.

Murco Petroleum Limited is engaged in refining and marketing of petroleum products in the United Kingdom. Headquartered near London, England, Murco owns a refinery in Milford Haven, Wales, and operates a network of fueling stations in the United Kingdom. The Company has announced its intention to sell these U.K. operations in 2011.

OFFICES

El Dorado, Arkansas	St. Albans, Hertfordshire, England	Jakarta, Indonesia

Houston, Texas	Kuala Lumpur, Malaysia	Perth, Western Australia, Australia

Washington, D.C.	Pointe-Noire, Republic of the Congo	Erbil, Iraq (Kurdistan region)

Calgary, Alberta, Canada

Dear Fellow Shareholders

The year of 2010 was one of contrasts: economic recovery, yet lingering high unemployment in the U.S.; and a rebound in global oil demand and prices, offset by North American natural gas oversupply and resulting price declines. Increased industry activity was overtaken by the tragic events of the BP Macondo incident in April. Since then, business in the Gulf of Mexico (GOM) has been at a standstill absent a clear regulatory way to proceed. We reacted quickly and moved our contracted deepwater rig to Africa soon after the incident. With the preponderance of our upstream investments outside the U.S., we have fared well and continue to drive our growth profile forward. Whether it is economic uncertainty or political ambiguity, our Company is resilient, fiscally disciplined and well positioned to survive and prosper in these times. Our diversified global portfolio, weighted to oil production, provided solid returns in light of the strong oil price environment. Production for 2010 was 14% over the prior year and reserve replacement was a healthy 124%. Net income for 2010 totaled $798.1 million ($4.13 per share), down slightly from 2009 as a nonrecurring gain on disposal of Ecuador operations in the prior year more than offset improvements in both our upstream and downstream business segments. We continued our tradition of financial discipline and ended the year with a debt-to-capital-employed ratio of 10.3%. Our strong balance sheet provides the flexibility necessary to act on value-added opportunities or manage a significant development project.

EXPLORATION AND PRODUCTION Annual production for 2010 averaged 186,400 barrels of oil equivalent per day with a 68% oil weighting. New contributions for the year came from initial phase development of our North American resource plays at Tupper (100%) in British Columbia and from the Eagle Ford Shale (EFS) area (95%) of South Texas, plus ramp-up of the Azurite field (50%), offshore Republic of the Congo, and Malaysia projects in Sarawak (85%) and at Kikeh (80%).

The growth profile will continue in 2011. In December, our Board sanctioned the first phase of oil development in the EFS, and start-up of the Tupper West gas plant, with a capacity of 180 mmcfd, occurs this month. Resumption of activity in the GOM remains a question mark and has an impact on our production profile in that area.

Sanction of a number of development projects is expected throughout the year. In Malaysia, this includes oil developments at Patricia, South Acis and Serendah in the Sarawak blocks (85%) along with Siakap North (40%) in Block K. A floating LNG development at Rotan (80%) in Block H is also under consideration. In the U.S., we will see sanction of the second oil development area in the EFS. At the Seal heavy oil project (100%) in northern Alberta, we continue an active primary development drilling program and are encouraged with production rates from recent wells. An Enhanced Oil Recovery (EOR) pilot kicked off in late 2010 at Seal. We are evaluating the effectiveness of both polymer flooding and steam stimulation to unlock the massive heavy oil resource in place on our acreage. Results of the pilot work are expected in 2011 and we will be submitting applications for field development plans.

A fourth play was added to our North American resource portfolio with new acreage in southern Alberta targeting the oil prospective Exshaw/ Bakken formation. This will be actively appraised in 2011. Three of our four resource plays are oil focused, which is in line with our targeted portfolio balance and provides flexibility to our program as we are able to shift our focus between oil and gas as value points open.

We saw a meaningful resumption of our exploration program in 2010, with a focus on testing a dozen or more exploratory prospects per year. We ended up the year drilling 13 wildcat wells in six countries and started with some early successes with an oil discovery in DeSoto Canyon Block 4 (64.17%) in the GOM and two gas discoveries in Malaysia at Patricia and Dolfin. Our non-operated Deep Blue prospect (9.38%) in the GOM was suspended due to the moratorium. In Republic of the Congo, we failed to find the volumes sought in three wells and are now looking at tie-back options for those reserves found. Our first well, Caracara (100%), in the untested play offshore Suriname, failed to find pay and we plan to drill a second prospect to test further targets. We are currently drilling the Lengkuas well (28.33%) on the Semai II block in Indonesia.

The current year will include an active drilling program with exploration wells planned for Indonesia, Suriname, Congo, Brunei, and depending on rig availability, Kurdistan and Australia.

REFINING AND MARKETING In July of last year, our Board approved a plan to offer for sale the U.S. refining and U.K. downstream businesses. We simply lack the competitive size and scale to grow this capital intensive business and can redeploy those funds where we have strong growth opportunities. The divestiture process is ongoing and remains on track to exit those businesses this year.

Strong U.S. retail margins in the middle part of 2010 helped deliver the second best annual income for that business. During the year, 51 new stations were built bringing the total number of retail outlets to 1,099 at year-end. Expansion of this network will continue with 55 stations budgeted for construction in 2011. This top quartile business will continue on course this year while exploring ways to significantly grow and lead the competition.

In the biofuels business, we fully integrated the Hankinson ethanol plant into our operation and averaged more than 115 million gallons per year of ethanol production—5% over nameplate capacity— in its first full year of operation. The plant contributed solid financial returns to the downstream business. In September, we concluded the acquisition of the partially completed Hereford ethanol facility and plan to complete construction, and initiate start-up by the end of the first quarter 2011. We welcome a new community of dedicated and enthusiastic employees to the fold.

IN CLOSING The vision for our Company remains clear. Exit of the U.S. refining and U.K. downstream businesses will realign the Company as an oil-weighted growth E&P entity with a best in class U.S. retail network. As the economic recovery matures and global energy demand rebounds, we are well positioned to grow and prosper. The combination of an active exploration program, which finds more hydrocarbons than produced each year and exposes the company to step-change growth, is matched with a meaningful North American oil-weighted resource program.

Ours is a “can do” Company that identifies, captures and operates the majority of our assets. We have a strong and very capable team working to make us better every day.

I would like to recognize one of our employees who is retiring after 41 years of service. Steve Cossé has been our General Counsel since 1991 and he provided an invaluable contribution to our success; we all wish him well in his retirement.

I appreciate the support you have shown us over the past year and with your continued backing, we look toward the promise of 2011 and moving our Company forward to new heights.

David M. Wood

President and Chief Executive Officer

February 17, 2011

El Dorado, Arkansas

Exploration and Production Statistical Summary

	2010	2009	2008	2007	2006	2005	2004
Net crude oil, condensate and natural gas liquids production – barrels per day
United States	20,114	17,053	10,668	12,989	21,112	25,897	19,314
Canada – light	43	18	46	596	443	563	650
heavy	5,988	6,813	8,484	11,524	12,613	11,806	5,838
offshore	11,497	12,357	16,826	18,871	14,896	23,124	25,407
synthetic	13,273	12,855	12,546	12,948	11,701	10,593	11,794
Malaysia	66,897	76,322	57,403	20,367	11,298	13,503	11,885
United Kingdom	3,295	3,361	4,869	5,281	7,146	7,992	11,011
Republic of the Congo	5,820	1,743	—	—	—	—	—

Continuing operations	126,927	130,522	110,842	82,576	79,209	93,478	85,899
Discontinued operations	—	1,317	7,412	8,946	8,608	7,871	10,841

Total liquids produced	126,927	131,839	118,254	91,522	87,817	101,349	96,740

Net crude oil, condensate and natural gas liquids sold – barrels per day
United States	20,114	17,053	10,668	12,989	21,112	25,897	19,314
Canada – light	43	18	46	596	443	563	650
heavy	5,988	6,813	8,484	11,524	12,613	11,806	5,838
offshore	11,343	12,455	16,690	18,839	15,360	22,443	26,306
synthetic	13,273	12,855	12,546	12,948	11,701	10,593	11,794
Malaysia	68,975	72,575	61,907	16,018	11,986	13,818	11,020
United Kingdom	4,177	2,445	5,739	5,218	6,678	8,303	10,924
Republic of the Congo	5,428	973	—	—	—	—	—

Continuing operations	129,341	125,187	116,080	78,132	79,893	93,423	85,846
Discontinued operations	—	1,162	7,774	9,470	10,349	9,821	6,520

Total liquids sold	129,341	126,349	123,854	87,602	90,242	103,244	92,366

Net natural gas sold – thousands of cubic feet per day
United States	53,037	54,255	45,785	45,139	56,810	70,452	88,621
Canada	85,563	54,857	1,910	9,922	9,752	10,323	13,972
Malaysia – Sarawak	154,535	28,070	—	—	—	—	—
– Kikeh	58,157	46,583	1,399	—	—	—	—
United Kingdom	5,509	3,501	6,424	6,021	8,700	9,423	6,859

Continuing operations	356,801	187,266	55,518	61,082	75,262	90,198	109,452
Discontinued operations	—	—	—	—	—	—	30,760

Total natural gas sold	356,801	187,266	55,518	61,082	75,262	90,198	140,212

Net hydrocarbons produced – equivalent barrels[1] per day	186,394	163,050	127,507	101,702	100,361	116,382	120,109
Estimated net hydrocarbon reserves – million equivalent barrels[1,2]	455.2	439.2	402.8	405.1	388.3	353.6	385.6

Weighted average sales prices[3]
Crude oil, condensate and natural gas liquids – dollars per barrel
United States	$76.31	60.08	95.74	65.57	57.30	47.48	35.35
Canada[4] – light	75.48	64.24	70.37	50.98	50.45	44.27	32.96
heavy	49.89	40.45	59.05	32.84	25.87	21.30	20.26
offshore	76.87	58.19	96.69	69.83	62.55	51.37	36.60
synthetic	77.90	61.49	100.10	74.35	63.23	58.12	40.35
Malaysia[5]	60.97	55.51	87.83	74.58	51.78	46.16	41.35
United Kingdom	77.95	61.31	90.16	68.38	64.30	52.83	36.82
Republic of the Congo	74.87	69.04	—	—	—	—	—
Natural gas – dollars per thousand cubic feet
United States	4.52	4.05	9.67	7.38	7.76	8.52	6.45
Canada[4]	4.23	3.09	6.40	6.34	6.49	7.88	5.64
Malaysia – Sarawak	5.31	4.05	—	—	—	—	—
– Kikeh	0.23	0.23	0.23	—	—	—	—
United Kingdom[4]	7.01	5.04	10.98	7.54	7.34	5.80	4.52

[1]	Natural gas converted at a 6:1 ratio.
[2]	At December 31.
[3]	Includes intracompany transfers at market prices.
[4]	U.S. dollar equivalent.
[5]	Prices are net of payments under the terms of the production sharing contracts for Blocks K and SK 309.

Refining and Marketing Statistical Summary

	2010	2009	2008	2007	2006	2005	2004
Crude capacity* of refineries – barrels per stream day	295,000	268,000	268,000	268,000	192,400	192,400	192,400

Refinery inputs – barrels per day
Crude – Meraux, Louisiana	106,482	101,864	95,126	106,446	55,129	73,371	101,644
Superior, Wisconsin	34,541	32,158	26,580	32,737	34,066	34,768	31,598
Milford Haven, Wales	78,841	96,625	97,521	36,000	30,036	26,983	31,033
Other feedstocks	11,518	14,317	23,300	10,805	6,423	9,131	12,170

Total refinery inputs	231,382	244,964	242,527	185,988	125,654	144,253	176,445

Refinery yields – barrels per day
United States – Gasoline	61,128	62,534	54,020	61,998	37,690	45,287	58,899
Kerosine	11,068	10,670	8,759	871	812	5,001	4,678
Diesel and home heating oils	41,305	40,761	41,658	52,893	30,829	34,561	51,775
Residuals	18,082	15,786	14,585	15,269	11,414	15,019	13,633
Asphalt, LPG and other	14,802	10,845	9,065	13,202	9,893	10,406	10,191
Fuel and loss	834	1,409	1,852	1,999	1,260	722	614

Total United States	147,219	142,005	129,939	146,232	91,898	110,996	139,790

United Kingdom – Gasoline	20,889	26,902	32,290	12,397	10,624	9,582	9,764
Kerosine	11,374	13,789	15,065	4,500	4,255	2,804	3,056
Diesel and home heating oils	25,995	34,619	33,868	14,218	11,308	13,974	14,450
Residuals	8,296	10,388	12,585	3,641	3,830	3,212	3,812
Asphalt, LPG and other	14,799	13,735	15,750	4,344	2,962	2,862	4,502
Fuel and loss	2,810	3,526	3,030	656	777	823	1,071

Total United Kingdom	84,163	102,959	112,588	39,756	33,756	33,257	36,655

Total refinery yields	231,382	244,964	242,527	185,988	125,654	144,253	176,445

Average cost of crude inputs to refineries – dollars per barrel
United States	$77.51	59.71	96.46	69.40	59.54	49.73	40.00
United Kingdom	75.10	62.90	100.61	81.53	66.66	56.15	39.60

Petroleum products sold – barrels per day
U.S. Manufacturing – Gasoline	68,627	64,128	54,020	61,998	37,690	45,287	58,899
Kerosine	11,068	10,670	8,759	871	812	5,001	4,678
Diesel and home heating oils	41,305	41,019	41,658	52,893	30,829	34,561	51,775
Residuals	18,015	15,501	14,834	15,463	11,697	15,330	13,699
Asphalt, LPG and other	9,655	9,124	7,161	9,672	8,631	8,946	9,471

	148,670	140,442	126,432	140,897	89,659	109,125	138,522

U.S. Marketing – Gasoline	333,182	319,551	314,244	299,355	265,809	232,534	207,169
Kerosine	11,449	11,918	4,721	2,065	1,836	5,669	4,811
Diesel and other	77,799	76,606	86,530	90,113	62,628	60,235	66,651

	422,430	408,075	405,495	391,533	330,273	298,438	278,631

U.S. intracompany elimination – Gasoline	(68,627)	(64,128)	(54,020)	(61,998)	(37,690)	(45,287)	(58,899)
Kerosine	(11,068)	(10,670)	(8,759)	(871)	(812)	(5,001)	(4,678)
Diesel and other	(41,305)	(41,019)	(41,658)	(52,893)	(30,829)	(34,561)	(51,775)

	(121,000)	(115,817)	(104,437)	(115,762)	(69,331)	(84,849)	(115,352)

Total United States	450,100	432,700	427,490	416,668	350,601	322,714	301,801

United Kingdom – Gasoline	23,085	30,007	34,125	14,356	12,425	12,739	11,435
Kerosine	11,387	12,954	14,835	4,020	3,619	2,410	2,756
Diesel and home heating oils	29,710	35,721	34,560	14,785	11,803	14,910	14,649
Residuals	7,885	10,560	12,744	3,728	3,825	3,242	4,062
LPG and other	14,590	14,532	15,246	4,213	2,998	2,240	4,205

Total United Kingdom	86,657	103,774	111,510	41,102	34,670	35,541	37,107

Total petroleum products sold	536,757	536,474	539,000	457,770	385,271	358,255	338,908

Branded retail outlets[1]
United States – Murphy USA®	1,001	996	992	971	987	864	752
Murphy Express®	98	52	33	2	—	—	—
Other	116	121	129	153	177	337	375
Total United States	1,215	1,169	1,154	1,126	1,164	1,201	1,127
United Kingdom	451	453	454	389	402	412	358

Unit margins per barrel:
United States refining[2]	$0.23	0.75	(1.48)	5.11	(0.24)	1.02	0.12
United Kingdom refining and marketing	(1.47)	(0.28)	3.41	(1.48)	4.43	4.81	3.51
United States retail marketing:
Fuel margin per gallon[3]	$0.114	0.083	0.165	0.103	0.104	0.115	0.102
Gallons sold per store month	306,646	312,493	324,223	294,784	285,665	268,277	245,245
Merchandise sales revenue per store month	$153,530	137,623	110,943	97,523	80,598	66,516	56,368
Merchandise margin as a percentage of merchandise sales	13.1%	12.5%	13.5%	13.2%	13.3%	12.8%	12.1%

[1]	At December 31.
[2]	Represents refinery sales realizations less cost of crude and other feedstocks and refinery operating and depreciation expenses.
[3]	Represents net sales prices for fuel less purchased cost of fuel.

Board of Directors

William C. Nolan, Jr. Partner, Nolan & Alderson, Attorneys, El Dorado, Arkansas. Director since 1977. Chairman of the Board, ex-officio member of all other committees	James V. Kelley President and Chief Operating Officer, BancorpSouth, Inc., Tupelo, Mississippi. Director since 2006. Committees: Audit; Executive Compensation

David M. Wood President and Chief Executive Officer, Murphy Oil Corporation, El Dorado, Arkansas. Director since January 2009. Committees: Executive	R. Madison Murphy Managing Member, Murphy Family Management, LLC, El Dorado, Arkansas. Director since 1993; Chairman from 1994–2002. Committees: Executive; Audit (Chairman)

Frank W. Blue International Legal Advisor/Arbitrator, Santa Barbara, California. Director since 2003. Committees: Audit; Nominating & Governance	Neal E. Schmale President and Chief Operating Officer, Sempra Energy, San Diego, California. Director since 2004. Committees: Audit; Executive Compensation

Claiborne P. Deming President and Chief Executive Officer, Retired, Murphy Oil Corporation, El Dorado, Arkansas. Director since 1993. Committees: Executive (Chairman); Environmental, Health & Safety	David J. H. Smith Chief Executive Officer, Retired, Whatman plc, Maidstone, Kent, England. Director since 2001. Committees: Executive Compensation (Chairman); Nominating & Governance

Robert A. Hermes Chairman of the Board, Retired, Purvin & Gertz, Inc., Houston, Texas. Director since 1999. Committees: Executive; Nominating & Governance (Chairman); Environmental, Health & Safety	Caroline G. Theus President, Inglewood Land & Development Co., Alexandria, Louisiana. Director since 1985. Committees: Executive; Environmental, Health & Safety (Chairman)

Principal Subsidiaries

Murphy Exploration &	Roger W. Jenkins	Dave B. Perkins
Production Company	President	Vice President, Health, Safety,
Engages in worldwide crude oil and natural gas exploration and production.	Eugene T. Coleman	Environment & Security
	Senior Vice President, South East Asia	Walter K. Compton
16290 Katy Freeway		Vice President and General Counsel
Suite 600 Houston, Texas 77094 (281) 675-9000	Derek M. Stewart Senior Vice President, U.S., Latin America, West Africa and Europe Operations	Kevin G. Fitzgerald
Vice President
Mindy K. West
Vice President and Treasurer
	Sam Algar Vice President, Worldwide Exploration	John W. Eckart
Vice President
	Keith S. Caldwell	John A. Moore
	Vice President, Finance and Administration	Secretary

Murphy Oil Company Ltd.	Michael McFadyen	Mindy K. West
Engages in crude oil and natural gas exploration and production, and extraction and sale of synthetic crude oil in Canada.	President	Vice President and Treasurer
	Cal Buchanan	Paul Christensen
	Vice President, Joint Ventures and Business Development	Controller
4000, 520-3 Avenue SW Calgary, Alberta T2P 0R3 (403) 294-8000	Dennis Ward	Georg R. McKay Secretary
Vice President, Finance

Mailing Address:
P.O. Box 2721, Station M
Calgary, Alberta T2P 3Y3
Canada

Murphy Oil USA, Inc.	Thomas McKinlay	Walter K. Compton
Engages in manufacturing and marketing of petroleum and ethanol products in the United States.	President	Vice President and General Counsel
	Stephen F. Hunkus	Mindy K. West
	Vice President, World Wide Refining	Vice President and Treasurer
200 Peach Street El Dorado, Arkansas 71730 (870) 862-6411	Ernest C. Cagle	John W. Eckart
	Vice President, Refining Support	Vice President and Controller
	Marn Cheng	John A. Moore
	Vice President, Renewable Fuels	Secretary
Mailing Address:
P.O. Box 7000
El Dorado, Arkansas 71731-7000

Murco Petroleum Limited	Bryan Kelly	Simon V. Rhodes
Engages in refining and marketing of petroleum products in the United Kingdom.	Managing Director	Financial Director
	Jeremy Clarke	Patricia E. Haylock
	Marketing Director	Secretary
4 Beaconsfield Road St. Albans, Hertfordshire AL1 3RH, England 44-1727-892-400	Bernard Pouille
Supply Director

Corporate Information

Corporate Office

200 Peach Street

P.O. Box 7000

El Dorado, Arkansas 71731-7000

(870) 862-6411

Stock Exchange Listings

Trading Symbol: MUR

New York Stock Exchange

Transfer Agent and Registrar

Computershare Trust Company, N.A.

Toll-free (888) 239-5303

Local Chicago (312) 360-5303

(Address for overnight delivery)

250 Royall Street

Mail Stop 1A

Canton, MA 02021

(Address for first class mail,

registered mail and certified mail)

P.O. Box 43036

Providence, RI 02940

Electronic Payment of Dividends

Shareholders may have dividends deposited directly into their bank accounts by electronic funds transfer. Authorization forms may be obtained by contacting Computershare as described in Transfer Agent and Registrar at left.

E-mail Address

murphyoil@murphyoilcorp.com

Web Site

www.murphyoilcorp.com

Murphy Oil’s Web site provides frequently updated information about the Company and its operations, including:

•	News releases
•	Annual report
•	Quarterly reports
•	Live webcasts of quarterly conference calls
•	Links to the Company’s SEC filings
•	Stock quotes
•	Profiles of the Company’s operations
•	Murphy’s U.S. retail gasoline station locator

Annual Meeting

The annual meeting of the Company’s shareholders will be held at 10:00 a.m. on May 11, 2011, at the South Arkansas Arts Center, 110 East 5th Street, El Dorado, Arkansas. A formal notice of the meeting, together with a proxy statement and proxy form, will be provided to all shareholders.

Inquiries

Inquiries regarding shareholder account matters should be addressed to:

John A. Moore

Secretary

Murphy Oil Corporation

P.O. Box 7000

El Dorado, Arkansas 71731-7000

jmoore@murphyoilcorp.com

Members of the financial community should direct their inquiries to:

Barry Jeffery

Director, Investor Relations

Murphy Oil Corporation

P.O. Box 7000

El Dorado, Arkansas 71731-7000

(870) 864-6501

bjeffery@murphyoilcorp.com

Executive Officers

David M. Wood

President and Chief Executive Officer and Director and Member of the Executive Committee since January 2009. Mr. Wood served as Executive Vice President and President of Murphy Exploration & Production Company from January 2007 until December 2008, and President of Murphy Exploration & Production Company- International from March 2003 through December 2006.

Roger W. Jenkins

Executive Vice President since August 2009. Mr. Jenkins has served as President of Murphy Exploration & Production Company since January 2009, and prior to that was Senior Vice President, North America for this subsidiary from September 2007 to December 2008.

Thomas McKinlay

Executive Vice President, World Wide Downstream operations and President of Murphy Oil USA, Inc. since January 2011. Mr. McKinlay was Vice President, U.S. Manufacturing from August 2009 to January 2011.

Kevin G. Fitzgerald

Senior Vice President and Chief Financial Officer since January 2007. Mr. Fitzgerald was Treasurer from July 2001 through December 2006.

Walter K. Compton

Senior Vice President and General Counsel since March 2011. Mr. Compton was Vice President, Law from February 2009 to February 2011, and Manager, Law from 1996 to January 2009.

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

John W. Eckart

Vice President and Controller since January 2007. Mr. Eckart has been Controller since March 2000.

Kelli M. Hammock

Vice President, Administration since December 2009. Ms. Hammock was General Manager, Administration from June 2006 to November 2009.

John A. Moore

Secretary, since March 2011. Mr. Moore was Senior Attorney from 2005 to February 2011.