Form 10-K, Exhibit 13
period 2011-12-31
MURPHY OIL CORP /DE
filed 2012-02-28
CIK 717423

Exhibit 13

Financial and Operating Highlights

	000,000,00	000,000,00	000,000,00	000,000,00	000,000,00
			% Change		% Change
(Thousands of dollars except per share data)	2011	2010	2011–2010	2009	2010–2009
For the Year
Revenues	$27,745,549	$20,169,718	38%	$16,895,206	19%
Income from continuing operations	740,932	779,559	-5%	713,854	9%
Net income	872,702	798,081	9%	837,621	-5%
Cash dividends paid	212,752	201,405	6%	190,788	6%
Capital expenditures	2,943,812	2,448,140	20%	2,207,269	11%
Net cash provided by operating activities	2,145,385	3,128,558	-31%	1,864,633	68%
Average common shares outstanding – diluted (thousands)	194,512	193,158	1%	192,468	0%

At End of Year
Working capital	$622,743	$619,783	0%	$1,194,087	-48%
Net property, plant and equipment	10,475,149	10,367,847	1%	9,065,088	14%
Total assets	14,138,138	14,233,243	-1%	12,756,359	12%
Long-term debt	249,553	939,350	-73%	1,353,183	-31%
Stockholders’ equity	8,778,397	8,199,550	7%	7,346,026	12%

Per Share of Common Stock
Income from continuing operations – diluted	$3.81	$4.03	-5%	$3.71	9%
Net income – diluted	4.49	4.13	9%	4.35	-5%
Cash dividends paid	1.10	1.05	5%	1.00	5%
Stockholders’ equity	45.31	42.52	7%	38.44	11%

Net Crude Oil and Gas Liquids Produced – barrels per day	103,160	126,927	-19%	131,839	-4%
United States	17,148	20,114	-15%	17,053	18%
Canada	30,049	30,801	-2%	32,043	-4%
Malaysia	48,551	66,897	-27%	76,322	-12%
Other International	7,412	9,115	-19%	6,421	42%

Net Natural Gas Sold – thousands of cubic feet per day	457,365	356,801	28%	187,266	91%
United States	47,212	53,037	-11%	54,255	-2%
Canada	188,787	85,563	121%	54,857	56%
Malaysia	217,440	212,692	2%	74,653	185%
United Kingdom	3,926	5,509	-29%	3,501	57%

Petroleum Products Sold – barrels per day	556,434	536,757	4%	536,474	0%
United States	420,737	450,100	-7%	432,700	4%
United Kingdom	135,697	86,657	57%	103,774	-16%

Stockholder and Employee Data at December 31
Common shares outstanding (thousands)	193,723	192,836	0%	191,115	1%
Number of stockholders of record	2,212	2,363	-6%	2,490	-5%
Number of employees	8,610	8,994	-4%	8,369	7%
Average number of employees for year	8,906	8,673	3%	8,157	6%

Murphy Oil at a Glance

Murphy Oil Corporation (“Murphy” or “the Company”) is an international oil and gas company that conducts business through various operating subsidiaries. The Company produces oil and/or natural gas in the United States, Canada, Malaysia, the United Kingdom and Republic of the Congo and conducts exploration activities worldwide. Murphy also has an interest in a Canadian synthetic oil operation. The Company operates a growing retail marketing gasoline station chain on the parking lots of Walmart Supercenters and at stand-alone locations in the United States, and also markets petroleum products under various brand names and to unbranded wholesale customers in the United States. Additionally, the Company owns two ethanol production facilities in the United States. The Company owns a petroleum refinery and markets petroleum products in the United Kingdom. The Company has announced its intention to sell its U.K. refining and marketing assets. Murphy is headquartered in El Dorado, Arkansas, and has over 8,500 employees worldwide. The Company’s common stock is traded on the New York Stock Exchange under the ticker symbol “MUR”.

Major Subsidiaries of Murphy Oil Corporation

Murphy Exploration & Production Company, through various operating subsidiaries and affiliates, is engaged in crude oil and natural gas production activities in the United States, Malaysia, the U.K. sector of the North Sea and Republic of the Congo, and explores for oil and natural gas worldwide. The subsidiary has its headquarters in Houston, Texas, and conducts business from offices in Kuala Lumpur, Malaysia; St. Albans, England; Pointe-Noire, Republic of the Congo; Singapore; Jakarta, Indonesia; Perth, Western Australia; and Erbil, in the Kurdistan region of Iraq.

Murphy Oil Company Ltd. is engaged in crude oil and natural gas exploration and production in Western Canada and offshore Eastern Canada as well as the extraction and sale of synthetic crude oil from oil sands. The subsidiary’s office is located in Calgary, Alberta, and is operated as a component of the Company’s worldwide exploration and production operation directed from Houston.

Murphy Oil USA, Inc. is engaged in retail and wholesale marketing of petroleum products in the United States. It is headquartered in El Dorado, Arkansas. High-volume and low-cost Murphy USA® branded gasoline stations located on-site at Walmart Supercenters and at stand-alone Murphy Express locations provide fuel and merchandise to retail customers in 23 states, primarily in the Southern and Midwestern U.S. Murphy Oil USA also operates a network of six Company-owned terminals that, along with a number of third-party terminals, supply fuel to a retail network and wholesale customers in 23 states. Ethanol production facilities in Hankinson, North Dakota, and Hereford, Texas, produce about one-third of ethanol blended into gasoline sold by the Company.

Murco Petroleum Limited is engaged in refining and marketing of petroleum products in the United Kingdom. Headquartered at St. Albans, England, Murco owns a refinery in Milford Haven, Wales, and operates a network of fueling stations in the United Kingdom. The Company has announced its intention to sell these U.K. operations.

Offices

El Dorado, Arkansas	St. Albans, Hertfordshire, England	Jakarta, Indonesia

Houston, Texas	Pointe-Noire, Republic of the Congo	Perth, Western Australia, Australia

Calgary, Alberta, Canada	Singapore	Erbil, Kurdistan, Iraq

Kuala Lumpur, Malaysia

Dear Fellow Shareholders

Two thousand eleven saw continuation of an overall sluggish global economy with Euro zone sovereign debt issues, a Standard & Poor’s downgrade of U.S. government debt and a tragic natural disaster in Japan all adding further drag to any sign of economic recovery. However, oil markets saw some strength on the back of Asian demand and shut-in of Libyan production. The global benchmark crude, Dated Brent, ranged between $95 and $115 per barrel for much of the year and showed strength above U.S. West Texas Intermediate crude that was partially landlocked and in oversupply. This differential, that at times was close to $30 per barrel, closed near year-end 2011 to a more normal $10 as pipeline constraints were being worked. We sold our two U.S. refineries just as this price advantage waned.

While our international natural gas production benefited from strong liquified natural gas market pricing, gas prices in North America continued to fall throughout 2011 and recently dropped below $3 per million British Thermal Units as warm winter temperatures further challenged the current oversupply picture. Absent increased demand or new export opportunities, I expect North American natural gas prices to be under continued pressure for the midterm. We are fortunate to have the opportunity and flexibility to react quickly and redirect spending away from dry gas investments in North America.

Our diverse, oil-weighted global portfolio, complemented by our North American resource position, provides the basis for strength and growth across our upstream business. We are almost two years removed from the unfortunate and tragic events of the Macondo incident in the Gulf of Mexico (GOM) and, while the pace of play has improved, new permits require higher levels of manpower and much more time to complete. That coupled with fewer rigs makes for a much slower, and for us a smaller, business. Over that same time frame, our onshore business has picked up the slack and is on a rapidly growing trajectory.

Last year we established the framework and began executing on our strategy to reposition the company. As mentioned, we closed on the sale of the two U.S. refineries at the end of the third quarter and are now focused on the disposition of the U.K. refinery at Milford Haven, Wales. We are also evaluating the potential to separate our retail business and to unlock its value, which we believe is unrealized within the current corporate structure.

Net income for 2011 totaled $873 million ($4.49 per share), up slightly from 2010 as contributions from Refining and Marketing, including discontinued operations, offset lower Upstream results. The lower net income in our exploration and production segment was primarily due to an impairment charge taken at our Azurite field, offshore Republic of the Congo. Our balance sheet remains strong as we ended the year with a long-term debt-to-capital-employed ratio of 2.8%, providing ample capacity to act on value-added opportunities.

Exploration and Production

Annual production for 2011 averaged 179,400 barrels of oil equivalent per day with a weighting of 58% to oil and 16% to oil-indexed natural gas. We were more negatively impacted by lower production from the Kikeh field in Malaysia due to a sand/fines migration issue in some wells, lower Azurite production in Republic of the Congo and less than budgeted wells drilled in the GOM due to lack of permits than we were by positive results in the Eagle Ford Shale (EFS) area in south Texas and Tupper West in British Columbia.

In 2012, we should see good year-on-year production growth with accelerated development at EFS and the Seal heavy oil project in northern Alberta, complemented by stabilized production from Kikeh following the successfully completed remediation program at the end of last year.

Activity in our North American resource program ramped up further in 2011. This oil-weighted resource program now extends over 800,000 net acres with entry into a fifth play. We reorganized our North American resource business as a single unit to bring expertise and complementary disciplines from our successful Montney development program in Canada to the fast growing business in the EFS. Heavy oil production growth at the Seal project is moving forward at an accelerated pace. We are focused at Seal on additional development drilling, down spacing opportunities, multi-leg laterals and advancing our Enhanced Oil Recovery projects related to polymer flooding and thermal stimulation as we look to unlock the large resource in place there. In the southern Alberta Bakken play, we are in the very early stages of evaluating the productive capability of our acreage having drilled six appraisal wells in the play, with the most recent showing encouragement.

In addition to our North American onshore activity, in 2011 we sanctioned seven development projects that will be important growth components starting in 2013. These oil developments include Patricia, Serendah, South Acis, Permas and Endau in the Sarawak blocks and Siakap North in Block K, all in Malaysia, and the Schiehallion field re-development project in the U.K. North Sea.

Activity levels and results from our global exploration program were disappointing in 2011. We only drilled four wildcat wells testing targets in Suriname, Indonesia and Brunei. The process of lining up rigs and finalizing well schedules pushed some activity into this year, so I expect the 2012 program will return to a more normal pace of testing 12 to 15 prospects. The year is off to a good start with a gas discovery in Block H, offshore Sabah Malaysia, in close proximity to the Rotan gas discovery, which is being evaluated for Floating LNG development. Impactful prospects will be drilled in the Kurdistan region of Iraq, Republic of the Congo and Australia during the year.

Refining and Marketing

Consistent with our strategy to exit the refining business, we are now progressing on the divestiture of the Milford Haven refinery in Wales.

The Downstream business had a very solid year turning in net income of $190 million, excluding discontinued operations, with the U.S. Retail business contributing the second highest net income in its history. Build out of our chain continued with the addition of 29 stations, bringing the total number of retail outlets to 1,128 at year-end. Our U.S. retail chain broadened its partnership with Wal-Mart and participated in the “10 cents per gallon Rollback” program on gasoline prices from June through December. Longer term we are excited about the opportunity to expand both within and outside our current footprint with Wal-Mart.

In Renewable Energy, we completed the construction and upgrades to the Hereford, Texas ethanol plant, which started up at the end of March, on schedule and within budget. Start-up and commissioning went well and the plant has ramped up to its nameplate capacity of 105 million gallons per year. Operations at our Hankinson, North Dakota ethanol plant continue to be steady in the 120 million gallon per year range. These two plants have now been fully integrated into our U.S. marketing business.

In Closing

The repositioning of our Company remains on track with the sale of the two U.S. refineries and attention shifting to divestiture of the U.K. refinery. Recognizing the value of our retail business is also in focus. The Upstream growth plan is in place with the sanction of key projects in Malaysia and accelerated development of our oil-weighted North American resource portfolio. We will maintain an active and impactful exploration program this year and continue to renew and replenish our prospect inventory. Our plans are set and the team is in place to deliver on these growth initiatives.

Your support over the past year has been greatly appreciated and together we can look forward to a Company better positioned for a bright future.

David M. Wood

President and Chief Executive Officer

February 10, 2012

El Dorado, Arkansas

Exploration and Production Statistical Summary

	2011	2010	2009	2008	2007	2006	2005
Net crude oil, condensate and natural gas liquids production – barrels per day
United States	17,148	20,114	17,053	10,668	12,989	21,112	25,897
Canada – light	83	43	18	46	596	443	563
heavy	7,264	5,988	6,813	8,484	11,524	12,613	11,806
offshore	9,204	11,497	12,357	16,826	18,871	14,896	23,124
synthetic	13,498	13,273	12,855	12,546	12,948	11,701	10,593
Malaysia	48,551	66,897	76,322	57,403	20,367	11,298	13,503
United Kingdom	2,423	3,295	3,361	4,869	5,281	7,146	7,992
Republic of the Congo	4,989	5,820	1,743	—	—	—	—

Continuing operations	103,160	126,927	130,522	110,842	82,576	79,209	93,478
Discontinued operations	—	—	1,317	7,412	8,946	8,608	7,871

Total liquids produced	103,160	126,927	131,839	118,254	91,522	87,817	101,349

Net crude oil, condensate and natural gas liquids sold – barrels per day
United States	17,148	20,114	17,053	10,668	12,989	21,112	25,897
Canada – light	83	43	18	46	596	443	563
heavy	7,264	5,988	6,813	8,484	11,524	12,613	11,806
offshore	9,079	11,343	12,455	16,690	18,839	15,360	22,443
synthetic	13,498	13,273	12,855	12,546	12,948	11,701	10,593
Malaysia	48,092	68,975	72,575	61,907	16,018	11,986	13,818
United Kingdom	2,299	4,177	2,445	5,739	5,218	6,678	8,303
Republic of the Congo	3,959	5,428	973	—	—	—	—

Continuing operations	101,422	129,341	125,187	116,080	78,132	79,893	93,423
Discontinued operations	—	—	1,162	7,774	9,470	10,349	9,821

Total liquids sold	101,422	129,341	126,349	123,854	87,602	90,242	103,244

Net natural gas sold – thousands of cubic feet per day
United States	47,212	53,037	54,255	45,785	45,139	56,810	70,452
Canada	188,787	85,563	54,857	1,910	9,922	9,752	10,323
Malaysia – Sarawak	176,943	154,535	28,070	—	—	—	—
– Kikeh	40,497	58,157	46,583	1,399	—	—	—
United Kingdom	3,926	5,509	3,501	6,424	6,021	8,700	9,423

Total natural gas sold	457,365	356,801	187,266	55,518	61,082	75,262	90,198

Net hydrocarbons produced – equivalent barrels[1] per day	179,388	186,394	163,050	127,507	101,702	100,361	116,382
Estimated net hydrocarbon reserves – million equivalent barrels[1,2]	534.1	455.2	439.2	402.8	405.1	388.3	353.6

Weighted average sales prices[3]
Crude oil, condensate and natural gas liquids –dollars per barrel
United States	$103.92	76.31	60.08	95.74	65.57	57.30	47.48
Canada[4] – light	94.28	75.48	64.24	70.37	50.98	50.45	44.27
heavy	57.00	49.89	40.45	59.05	32.84	25.87	21.30
offshore	110.02	76.87	58.19	96.69	69.83	62.55	51.37
synthetic	102.94	77.90	61.49	100.10	74.35	63.23	58.12
Malaysia[5]	90.14	60.97	55.51	87.83	74.58	51.78	46.16
United Kingdom	110.13	77.95	61.31	90.16	68.38	64.30	52.83
Republic of the Congo[5]	103.02	74.87	69.04	—	—	—	—
Natural gas – dollars per thousand cubic feet
United States	4.13	4.52	4.05	9.67	7.38	7.76	8.52
Canada[4]	4.07	4.23	3.09	6.40	6.34	6.49	7.88
Malaysia – Sarawak	7.10	5.31	4.05	—	—	—	—
– Kikeh	0.24	0.23	0.23	0.23	—	—	—
United Kingdom[4]	9.99	7.01	5.04	10.98	7.54	7.34	5.80

[1]	Natural gas converted at a 6:1 ratio.
[2]	At December 31.
[3]	Includes intracompany transfers at market prices.
[4]	U.S. dollar equivalent.
[5]	Prices are net of payments under the terms of the respective production sharing contracts.

Refining and Marketing Statistical Summary

	2011	2010	2009	2008	2007	2006	2005
Branded retail outlets at December 31
United States – Murphy USA®	1,003	1,001	996	992	971	987	864
Murphy Express®	125	98	52	33	2	—	—
Other	—	116	121	129	153	177	337
Total United States	1,128	1,215	1,169	1,154	1,126	1,164	1,201
United Kingdom	459	451	453	454	389	402	412

United States retail marketing:
Fuel margin per gallon[1]	$0.156	0.114	0.083	0.165	0.103	0.104	0.115
Gallons sold per store month	277,715	306,646	312,493	324,223	294,784	285,665	268,277
Merchandise sales revenue per store month	$158,144	153,530	137,623	110,943	97,523	80,598	66,516
Merchandise margin as a percentage of merchandise sales	12.8%	13.1%	12.5%	13.5%	13.2%	13.3%	12.8%
Unit margins per barrel:
United States refining[2] – Discontinued operations	$3.45	0.23	0.75	(1.48)	5.11	(0.24)	1.02
United Kingdom refining and marketing	(0.67)	(1.47)	(0.28)	3.41	(1.48)	4.43	4.81

Petroleum products sold – barrels per day
United States – Gasoline	312,945	333,182	319,549	313,827	298,833	266,353	233,191
Kerosine	11,864	11,449	11,928	4,606	1,685	2,269	5,671
Diesel and home heating oils	74,410	77,799	76,599	86,933	91,344	62,196	60,228
Residuals	12,618	18,015	15,501	14,837	15,422	11,696	15,330
Asphalt, LPG and other	8,900	9,655	9,123	7,287	9,384	8,087	8,294

Total United States	420,737	450,100	432,700	427,490	416,668	350,601	322,714

United Kingdom – Gasoline	35,757	23,085	30,007	34,125	14,356	12,425	12,739
Kerosine	16,298	11,387	12,954	14,835	4,020	3,619	2,410
Diesel and home heating oils	48,893	29,710	35,721	34,560	14,785	11,803	14,910
Residuals	14,427	7,885	10,560	12,744	3,728	3,825	3,242
LPG and other	20,322	14,590	14,532	15,246	4,213	2,998	2,240

Total United Kingdom	135,697	86,657	103,774	111,510	41,102	34,670	35,541

Total petroleum products sold	556,434	536,757	536,474	539,000	457,770	385,271	358,255

Crude capacity of refineries at December 31 – barrels per stream day	135,000	295,000	268,000	268,000	268,000	192,400	192,400
Refinery inputs – barrels per day
Crude – Meraux, Louisiana – Discontinued operations	100,163	106,482	101,864	95,126	106,446	55,129	73,371
Superior, Wisconsin – Discontinued operations	26,483	34,541	32,158	26,580	32,737	34,066	34,768
Milford Haven, Wales	131,959	78,841	96,625	97,521	36,000	30,036	26,983
Other feedstocks	6,456	11,518	14,317	23,300	10,805	6,423	9,131

Total refinery inputs	265,061	231,382	244,964	242,527	185,988	125,654	144,253

Refinery yields – barrels per day
United States – Gasoline	51,950	61,128	62,534	54,020	61,998	37,690	45,287
Kerosine	11,172	11,068	10,670	8,759	871	812	5,001
Diesel and home heating oils	37,723	41,305	40,761	41,658	52,893	30,829	34,561
Residuals	12,736	18,082	15,786	14,585	15,269	11,414	15,019
Asphalt, LPG and other	14,842	14,802	10,845	9,065	13,202	9,893	10,406
Fuel and loss	1,247	834	1,409	1,852	1,999	1,260	722

Total United States – Discontinued operations	129,670	147,219	142,005	129,939	146,232	91,898	110,996

United Kingdom – Gasoline	34,171	20,889	26,902	32,290	12,397	10,624	9,582
Kerosine	17,038	11,374	13,789	15,065	4,500	4,255	2,804
Diesel and home heating oils	47,418	25,995	34,619	33,868	14,218	11,308	13,974
Residuals	14,185	8,296	10,388	12,585	3,641	3,830	3,212
Asphalt, LPG and other	19,448	14,799	13,735	15,750	4,344	2,962	2,862
Fuel and loss	3,131	2,810	3,526	3,030	656	777	823

Total United Kingdom	135,391	84,163	102,959	112,588	39,756	33,756	33,257

Total refinery yields	265,061	231,382	244,964	242,527	185,988	125,654	144,253

[1]	Represents net sales prices for fuel less purchased cost of fuel.
[2]	Represents refinery sales realizations less cost of crude and other feedstocks and refinery operating and depreciation expenses.

Board of Directors

William C. Nolan, Jr. Partner, Nolan & Alderson, Attorneys, El Dorado, Arkansas. Director since 1977. Chairman of the Board until May 2012, ex-officio member of all other committees	James V. Kelley President and Chief Operating Officer, BancorpSouth, Inc., Tupelo, Mississippi. Director since 2006. Committees: Audit; Executive Compensation

Claiborne P. Deming

President and Chief Executive Officer,

Retired, Murphy Oil Corporation,

El Dorado, Arkansas. Director since 1993.

Chairman of the Board beginning in May 2012.

Committees: Executive (Chairman);

Environmental, Health & Safety

Walentin (Val) Mirosh President, Mircan Resources, Inc., Calgary, Alberta, Canada. Director since 2011. Committees: Executive Compensation

David M. Wood President and Chief Executive Officer, Murphy Oil Corporation, El Dorado, Arkansas. Director since January 2009. Committees: Executive	R. Madison Murphy Managing Member, Murphy Family Management, LLC, El Dorado, Arkansas. Director since 1993. Chairman from 1994–2002. Committees: Executive; Audit (Chairman)

Frank W. Blue International Legal Advisor/Arbitrator, Santa Barbara, California. Director since 2003. Committees: Audit; Nominating & Governance	Neal E. Schmale President and Chief Operating Officer, Retired, Sempra Energy, San Diego, California. Director since 2004. Committees: Audit; Executive Compensation

Steven A. Cossé Executive Vice President and General Counsel, Retired, Murphy Oil Corporation, El Dorado, Arkansas. Director since 2011. Committees: Environmental, Health & Safety	David J. H. Smith Chief Executive Officer, Retired, Whatman plc, Maidstone, Kent, England. Director since 2001. Committees: Executive Compensation (Chairman); Nominating & Governance

Robert A. Hermes Chairman of the Board, Retired, Purvin & Gertz, Inc., Houston, Texas. Director since 1999. Committees: Executive; Nominating & Governance (Chairman); Environmental, Health & Safety	Caroline G. Theus President, Inglewood Land & Development Co., Alexandria, Louisiana. Director since 1985. Committees: Executive; Environmental, Health & Safety (Chairman)

Principal Subsidiaries

Murphy Exploration & Production Company Engages in worldwide crude oil and natural gas exploration and production. 16290 Katy Freeway Suite 600 Houston, Texas 77094 (281) 675-9000

Roger W. Jenkins

President

Eugene T. Coleman

Executive Vice President, Worldwide

Derek M. Stewart

Senior Vice President,

Americas, West Africa and Middle East

Sam Algar

Vice President, Asia Pacific Exploration

Keith S. Caldwell

Vice President, Finance and Administration

Daniel R. Hanchera

Vice President, Business Development

Dave B. Perkins

Vice President, Health, Safety, Environment & Security

Walter K. Compton

Vice President and General Counsel

Kevin G. Fitzgerald

Vice President

Mindy K. West

Vice President and Treasurer

John W. Eckart

Vice President

John A. Moore

Secretary

Murphy Oil Company Ltd.

Engages in crude oil and natural

gas exploration and production, and

extraction and sale of synthetic

crude oil in Canada.

4000, 520-3 Avenue SW

Calgary, Alberta T2P 0R3

(403) 294-8000

Mailing Address:

P.O. Box 2721, Station M

Calgary, Alberta T2P 3Y3

Canada

	Michael McFadyen President Cal Buchanan Vice President, Business Development Ronald L. Mcllwrick Vice President, Operations	Dennis Ward Vice President, Finance Mindy K. West Vice President and Treasurer Paul Christensen Controller

Murphy Oil USA, Inc.

Engages in marketing of petroleum

products and manufacturing of

ethanol fuel in the United States.

200 Peach Street

El Dorado, Arkansas 71730

(870) 862-6411

Mailing Address:

P.O. Box 7000

El Dorado, Arkansas 71731-7000

	Thomas McKinlay President Marn Cheng Vice President Stephen F. Hunkus Vice President, World Wide Refining and Renewable Energy Walter K. Compton Vice President and General Counsel	Mindy K. West Vice President and Treasurer John W. Eckart Vice President and Controller John A. Moore Secretary

Murco Petroleum Limited Engages in refining and marketing of petroleum products in the United Kingdom. 4 Beaconsfield Road St. Albans, Hertfordshire AL1 3RH, England 44-1727-892-400	Bryan G. Kelly Managing Director Jamie Goodfellow Marketing Director Bernard Pouille Supply and Refining Director	Simon V. Rhodes Financial Director Patricia E. Haylock Secretary

Corporate Information

Corporate Office	Electronic Payment of Dividends	Annual Meeting

200 Peach Street

P.O. Box 7000

El Dorado, Arkansas 71731-7000

(870) 862-6411

Stock Exchange Listings

Trading Symbol: MUR

New York Stock Exchange

Transfer Agent and Registrar

Computershare Trust Company, N.A.

Toll-free (888) 239-5303

Local Chicago (312) 360-5303

(Address for overnight delivery)

250 Royall Street

Mail Stop 1A

Canton, MA 02021

(Address for first class mail,

registered mail and certified mail)

P. O. Box 43036

Providence, RI 02940

Shareholders may have dividends deposited directly into their bank accounts by electronic funds transfer. Authorization forms may be obtained by contacting Computershare as described under Transfer Agent and Registrar above.

E-mail Address

murphyoil@murphyoilcorp.com

Web Site

www.murphyoilcorp.com

Murphy Oil’s website provides frequently updated information about the Company and its operations,

including:

•    News releases

•    Annual report

•    Quarterly reports

•    Live webcasts of quarterly conference calls

•    Links to the Company’s SEC filings

•    Stock quotes

•    Profiles of the Company’s operations

•    Murphy USA station locator

The annual meeting of the Company’s shareholders will be held at 10:00 a.m. on May 9, 2012, at the South Arkansas Arts Center, 110 East 5th Street, El Dorado, Arkansas. A formal notice of the meeting, together with a proxy statement and proxy form, will be provided to all shareholders.

Inquiries

Inquiries regarding shareholder account matters should be addressed to:

John A. Moore

Manager, Law and Secretary

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

Kevin G. Fitzgerald

Executive Vice President and Chief Financial Officer since December 2011. Mr. Fitzgerald was Senior Vice President and Chief Financial Officer from January 2007 to November 2011, and was Treasurer from July 2001 through December 2006.

Roger W. Jenkins

Executive Vice President since August 2009. Mr. Jenkins has served as President of Murphy Exploration & Production Company since January 2009, and prior to that was Senior Vice President, North America for this subsidiary from September 2007 to December 2008.

Thomas McKinlay

Executive Vice President, World Wide Downstream operations since January 2011. Mr. McKinlay was Vice President, U.S. Manufacturing from August 2009 to January 2011. Additionally, Mr. McKinlay has served as Senior Vice President of Murphy Oil USA, Inc. since April 2009. From August 2008 to March 2009, he was General Manager, Supply and Transportation for this U.S. subsidiary.

Bill H. Stobaugh

Executive Vice President, Corporate Planning & Business Development since February 2012. Mr. Stobaugh was Senior Vice President from February 2005 to January 2012.

Walter K. Compton

Senior Vice President and General Counsel since March 2011. Mr. Compton was Vice President, Law from February 2009 to February 2011, and Manager, Law from November 1996 to January 2009.

John W. Eckart

Senior Vice President and Controller since December 2011. Mr. Eckart was Vice President and Controller from January 2007 to November 2011, and has been Controller since March 2000.

Mindy K. West

Vice President and Treasurer since January 2007. Ms. West was Director of Investor Relations from July 2001 through December 2006.

Kelli M. Hammock

Vice President, Administration since December 2009. Ms. Hammock was General Manager, Administration from June 2006 to November 2009.

Thomas J. Mireles

Vice President, Corporate Planning & Development since February 2012. Mr. Mireles was General Manager, Planning & Analysis from June 2010 to January 2012. He also served as Senior Manager, Business Development from February 2009 to May 2010 and was Manager, Business Development from January 2007 to January 2009.

John A. Moore

Secretary since March 2011. Mr. Moore was Senior Attorney from August 2005 to February 2011.