Form 10-K, Exhibit 13
period 2012-12-31
MURPHY OIL CORP /DE
filed 2013-02-28
CIK 717423

Financial and Operating Highlights

(Thousands of dollars except per share data)	2012	2011	% Change 2012–2011	2010	% Change 2011–2010
For the Year
Revenues	$28,626,046	$27,638,121	4%	$20,036,150	38%
Income from continuing operations	964,046	729,471	32%	749,080	-3%
Net income	970,876	872,702	11%	798,081	9%
Cash dividends paid – normal	228,288	212,752	7%	201,405	6%
– special	486,141	—	N/A	—	N/A
Capital expenditures	4,383,986	2,943,812	49%	2,448,140	20%
Net cash provided by operating activities	3,056,281	2,145,385	42%	3,128,558	-31%
Average common shares outstanding –diluted (thousands)	194,669	194,512	0%	193,158	1%

At End of Year
Working capital	$699,502	$622,743	12%	$619,783	0%
Net property, plant and equipment	13,011,606	10,475,149	24%	10,367,847	1%
Total assets	17,522,643	14,138,138	24%	14,233,243	-1%
Long-term debt	2,245,201	249,553	800%	939,350	-73%
Stockholders’ equity	8,942,035	8,778,397	2%	8,199,550	7%

Per Share of Common Stock
Income from continuing operations – diluted	$4.95	$3.75	32%	$3.88	-3%
Net income – diluted	4.99	4.49	11%	4.13	9%
Cash dividends paid – normal	1.175	1.10	7%	1.05	5%
– special	2.50	—	N/A	—	N/A
Stockholders’ equity	46.91	45.31	4%	42.52	7%

Net Crude Oil and Gas Liquids Produced –barrels per day	112,591	103,160	9%	126,927	-19%
United States	26,090	17,148	52%	20,114	-15%
Canada	28,302	30,049	-6%	30,801	-2%
Malaysia	52,663	48,551	8%	66,897	-27%
Other International	5,536	7,412	-25%	9,115	-19%

Net Natural Gas Sold – thousands of cubic feet per day	490,124	457,365	7%	356,801	28%
United States	52,962	47,212	12%	53,037	-11%
Canada	217,046	188,787	15%	85,563	121%
Malaysia	216,745	217,440	0%	212,692	2%
United Kingdom	3,371	3,926	-14%	5,509	-29%

Petroleum Products Sold – barrels per day	474,949	556,434	-15%	536,757	4%
United States	337,900	420,737	-20%	450,100	-7%
United Kingdom	137,049	135,697	1%	86,657	57%

Stockholder and Employee Data at December 31
Common shares outstanding (thousands)	190,641	193,723	-2%	192,836	0%
Number of stockholders of record	2,361	2,212	7%	2,363	-6%
Number of employees	9,185	8,610	7%	8,994	-4%
Average number of employees for year	8,879	8,906	0%	8,673	3%

Murphy Oil at a Glance

Murphy Oil Corporation (“Murphy” or “the Company”) is an international oil and gas company that conducts business through various operating subsidiaries. The Company produces oil and/or natural gas in the United States, Canada, Malaysia, the United Kingdom and Republic of the Congo and conducts exploration activities worldwide. Murphy also has an interest in a Canadian synthetic oil operation. The Company operates a growing retail gasoline marketing network on the parking lots of Walmart Supercenters and at stand-alone locations in the United States, and also markets petroleum products under various brand names and to unbranded wholesale customers in	the United States. Additionally, the Company owns two ethanol production facilities in the United States. The Company owns a petroleum refinery and markets petroleum products in the United Kingdom. See further comments below regarding the Company’s intention to sell its U.K. assets and separate its U.S. downstream operations. Murphy is headquartered in El Dorado, Arkansas, and has over 9,100 employees worldwide. The Company’s common stock is traded on the New York Stock Exchange under the ticker symbol “MUR”.

MAJOR SUBSIDIARIES OF MURPHY OIL CORPORATION

Murphy Exploration & Production Company, through various operating subsidiaries and affiliates, is engaged in crude oil and natural gas production activities in the United States, Malaysia, the U.K. sector of the North Sea and Republic of the Congo, and explores for oil and natural gas worldwide. The subsidiary has its headquarters in Houston, Texas, and conducts business from offices in numerous locations around the world. During 2012, the Company executed purchase and sale agreements to sell all of its U.K. exploration and production assets; these asset sales are expected to be completed in early 2013.

Murphy Oil Company Ltd. is engaged in crude oil and natural gas exploration and production in Western Canada and offshore Eastern Canada as well as the extraction and sale of synthetic crude oil from oil sands. The subsidiary’s office is located in Calgary, Alberta, and is operated as a component of the Company’s worldwide exploration and production operation directed from Houston.

Murphy Oil USA, Inc. is engaged in retail and wholesale marketing of petroleum products in the United States. It is headquartered in El Dorado, Arkansas. High-volume and low-cost Murphy USA® branded gasoline stations located on-site at Walmart Supercenters and at stand-alone Murphy Express locations provide fuel and merchandise to retail customers in 23 states, primarily in the Southern and Midwestern U.S. Murphy Oil USA also operates a network of seven Company-owned terminals that, along with a number of third-party terminals, supply fuel to the retail network and wholesale and bulk customers in 30 states. Ethanol production facilities in Hankinson, North Dakota, and Hereford, Texas, produce about one-third of ethanol blended into gasoline sold by the Company. The Company has announced its intention to separate this U.S. Downstream business by effecting a spin-off to its shareholders during 2013. After the separation, this business would be an independent publicly held company.

Murco Petroleum Limited is engaged in refining and marketing of petroleum products in the United Kingdom. Headquartered at St. Albans, England, Murco owns a refinery in Milford Haven, Wales, and operates a network of fueling stations in the United Kingdom. The Company has announced its intention to sell these U.K. operations.

OFFICES
El Dorado, Arkansas	St. Albans, Hertfordshire, England	Jakarta, Indonesia
Houston, Texas	Pointe-Noire, Republic of the Congo	Erbil, Kurdistan, Iraq
Calgary, Alberta, Canada	Perth, Western Australia, Australia	Ho Chi Minh City, Vietnam
Kuala Lumpur, Malaysia

Dear Fellow Shareholders

As a result of a great deal of smart, hard work and dedication by our employees in 2012, our Company achieved important year-on-year growth in production and proved reserves, in retail station count and sales volume, and in earnings and dividends. Going forward in 2013, we expect to see continued growth – and as the planned spin-off of our U.S. Retail business becomes a reality later this year, we will see it more clearly as two separate, publicly traded companies each pursue their individual growth strategies.

In our exploration and production business, production for 2012 averaged over 194,000 barrels of oil equivalent per day (boepd) with a weighting of 58% to oil and 15% to oil-indexed natural gas. This represents production growth of 8% over 2011 and a leading compound annual growth rate of nearly 14% over the last five years. Increases in production came from steady predictable growth in the Eagle Ford Shale (EFS) in south Texas, stabilized production from our Kikeh field and Sarawak gas development, both offshore Malaysia, and increased working interests in the Gulf of Mexico. Early in the year we made the decision to reduce spending and ultimately production by approximately 5,000 boepd of North American dry gas from our Montney developments in northeast British Columbia. While this resulted in lower production, it was the prudent decision in view of low natural gas prices.

In 2013 we will see another year of production growth with steady development at EFS and the offshore oil projects in Block K and Sarawak in Malaysia coming onstream late in the year.

Activity in our North America onshore business focused on oil development in the EFS and moving forward with plans for Enhanced Oil Recovery (EOR) at Seal in Canada. In the EFS, we ramped up to ten rigs early in the year and held steady at that level, drilling 151 wells for the year bringing our total well count to 213 at year-end 2012. Production from the EFS averaged over 15,000 boepd for the year, up from 3,750 boepd in 2011. We plan to maintain this steady rate of development for the foreseeable future as we target production growth to over 50,000 boepd. Our plans to grow heavy oil production at Seal are centered on EOR development related to polymer flooding and thermal stimulation. We added to our land position and resource base at Seal through an acquisition that fits well with our growth plans.

In our global offshore business, we are on track to bring new Malaysian oil developments onstream late in 2013 at Patricia, Serendah, South Acis and Permas in the Sarawak blocks and Siakap North in Sabah. In addition, the early production system for the Kakap-Gumusut project brought two wells onstream through the Kikeh facility in the fourth quarter of 2012, a year ahead of the main field. In a continuing effort to review and rationalize our portfolio, we signed Purchase and Sale agreements to sell our U.K. upstream fields at Schiehallion, Mungo-Monan and Amethyst.

Our global exploration focus is in four geographic regions on specific play types with a goal to deliver a consistent 10 well program. The 2012 program yielded solid results with seven discoveries from a total of ten wells drilled. We continued our string of success in Block H Malaysia with four discoveries bringing us to seven straight in the field where a third party floating liquefied natural gas (LNG) project is scheduled to be sanctioned in 2013. We participated at a 5% working interest in two smaller discoveries in Block CA-1 offshore Brunei and our final discovery came at our Dalmatian South prospect in the Gulf of Mexico. While not in the “grand slam” category, our steady pace of “singles” and “doubles” has contributed to over 150% production replacement over the last five years as well as a near doubling of production and the addition of 200 million barrels of oil equivalent of proved reserves. We look forward to this year’s 10-plus well program where we have sizeable wells to drill in Australia, Cameroon and the Gulf of Mexico in 2013.

We are fortunate to have Brent as the global benchmark for the majority of our oil-weighted production as it shows continued strength, while West Texas Intermediate (WTI) remained dislocated to global benchmarks as growing domestic production resulted in an oversupply in the U.S. midcontinent. We expect the dislocation of WTI crude pricing against global benchmarks to continue for the midterm. However, with anticipated global economic recovery, we expect the supply/demand balance to remain tight and we are well positioned with our growing oil-weighted portfolio attracting Brent related pricing.

Natural gas prices in North America fell below $2.00 per million British thermal units (mmbtu) during part of 2012 as this market was oversupplied with shale gas. The Henry Hub benchmark recovered to around $3.50 per mmbtu by the end of the year. We are encouraged with recent announced LNG export projects in Canada where we have the majority of our North America dry gas position. In the near term, we will remain disciplined in our investments in North American dry gas until LNG exports for this region mature. Globally, continued strong demand for LNG provides support for solid oil-indexed pricing for our Sarawak, Malaysia gas production and should provide future growth opportunities in the region.

Our downstream business had another solid year turning in income of $197 million, excluding the Hereford ethanol plant impairment, and cash flow of $342 million, with the U.S. Retail business contributing the third highest net income in its history. Expansion of the retail network continued with the addition of 37 new stations in 2012, bringing the total number of retail outlets to 1,165 at year-end. We solidified our relationship with Walmart with an agreement to grow the retail network in core markets accessing over 200 new locations and providing the foundation for growth. In addition, we participated with Walmart on another promotional discount program on gasoline prices from September through December.

Having divested our two U.S. refineries in late 2011, we continue with the sales process for our U.K. downstream assets. During this protracted sales process, the business has continued to focus on safe reliable operations and has been able to capture margin and contribute net income through the year.

In 2012, our Company moved forward on key initiatives to unlock value for our shareholders with the plan to “spin-off” the U.S. Retail business into a separate entity, declaring a special dividend to shareholders and implementing a share repurchase program.

As a result of the planned “spin-off”, scheduled for the second half of 2013, Murphy USA will continue its growth as a low-price, high-volume fuel retailer to the price conscious consumer. This fuel first business will consist of retail marketing of petroleum products and convenience merchandise through a large chain of company owned and operated retail gasoline stations, located primarily on the parking lots of the largest retailer in the world. Murphy USA is poised to become a separate entity with a growth plan in place and an advantaged retail format underpinned by low cost supply to meet the needs of our value-conscious customers.

Murphy Oil Corporation will become an independent exploration and production company with principal activities in the United States, Canada and Malaysia. It will continue its global exploration program and accompanying development projects complemented by predictable growth in our North America oil-weighted onshore business led by the EFS. The EFS is on track to become Murphy’s most significant field in terms of net production with reserve potential now in excess of 300 million barrels. In the EFS we have recently cut drilling times by over 30% and continue to reduce completion costs as production maintains its steady ramp up towards 50,000-plus boepd by 2015. In addition, we are on-track with our oil development projects offshore Malaysia that will deliver substantial production growth in 2014-15.

In financial results, net income for 2012 totaled $970.9 million ($4.99 per share), up $98.2 million from 2011 primarily due to lower impairment charges and the benefit of tax deductions related to foreign exploration activity, somewhat offset by lower downstream results for the year. In August, the Board signaled support for our future growth by approving an increase to our regular dividend by 14% to an annual rate of $1.25 per share. We utilized our strong balance sheet to undertake the shareholder initiatives in the fourth quarter leaving the Company adequately capitalized to carry out our exploration and development program, ending the year with a debt-to-capital-employed ratio of 20.1%.

In closing as we look back on the performance and accomplishments of our Company over the past year, we must pause to reflect on the passing of our former Chairman, William C. Nolan, Jr., who died on March 12, 2012. Bill was an insightful leader who provided sage guidance during his 35-year tenure on the Board. He is sadly missed.

In August 2012, the Board added a capable new director in Jeffrey W. Nolan, President and CEO of Loutre Land and Timber Company. We welcome Jeff to the Board and look forward to his contributions.

David M. Wood retired as President and CEO in June 2012 after 17 years with the Company. We thank David for many contributions over his career and wish him well.

I appreciate your continued support as our Company moves forward with the spin-off of the U.S. Retail business and the creation of two strong but distinct businesses, each with a growth plan for the future. We have the team in place and together we look forward to delivering on our plans.

Steven A Cosse’
President and Chief Executive Officer

February 13, 2013 El Dorado, Arkansas

Exploration and Production Statistical Summary

	2012	2011	2010	2009	2008	2007	2006
Net crude oil, condensate and natural gas liquids production – barrels per day
United States	26,090	17,148	20,114	17,053	10,668	12,989	21,112
Canada – light	245	83	43	18	46	596	443
heavy	7,241	7,264	5,988	6,813	8,484	11,524	12,613
offshore	6,986	9,204	11,497	12,357	16,826	18,871	14,896
synthetic	13,830	13,498	13,273	12,855	12,546	12,948	11,701
Malaysia	52,663	48,551	66,897	76,322	57,403	20,367	11,298
Republic of the Congo	2,078	4,989	5,820	1,743	—	—	—

Continuing operations	109,133	100,737	123,632	127,161	105,973	77,295	72,063
Discontinued operations	3,458	2,423	3,295	4,678	12,281	14,227	15,754

Total liquids produced	112,591	103,160	126,927	131,839	118,254	91,522	87,817

Net crude oil, condensate and natural gas liquids sold – barrels per day
United States	26,090	17,148	20,114	17,053	10,668	12,989	21,112
Canada – light	245	83	43	18	46	596	443
heavy	7,241	7,264	5,988	6,813	8,484	11,524	12,613
offshore	7,092	9,079	11,343	12,455	16,690	18,839	15,360
synthetic	13,830	13,498	13,273	12,855	12,546	12,948	11,701
Malaysia	54,286	48,092	68,975	72,575	61,907	16,018	11,986
Republic of the Congo	1,468	3,959	5,428	973	—	—	—

Continuing operations	110,252	99,123	125,164	122,742	110,341	72,914	73,215
Discontinued operations	3,372	2,299	4,177	3,607	13,513	14,688	17,027

Total liquids sold	113,624	101,422	129,341	126,349	123,854	87,602	90,242

Net natural gas sold – thousands of cubic feet per day
United States	52,962	47,212	53,037	54,255	45,785	45,139	56,810
Canada	217,046	188,787	85,563	54,857	1,910	9,922	9,752
Malaysia – Sarawak	174,283	176,943	154,535	28,070	—	—	—
Kikeh	42,462	40,497	58,157	46,583	1,399	—	—

Continuing operations	486,753	453,439	351,292	183,765	49,094	55,061	66,562
Discontinued operations	3,371	3,926	5,509	3,501	6,424	6,021	8,700

Total natural gas sold	490,124	457,365	356,801	187,266	55,518	61,082	75,262

Net hydrocarbons produced – equivalent barrels[1] per day	194,278	179,388	186,394	163,050	127,507	101,702	100,361
Estimated net hydrocarbon reserves – million equivalent barrels[1,2]	604.3	534.1	455.2	439.2	402.8	405.1	388.3

Weighted average sales prices[3]
Crude oil, condensate and natural gas liquids –dollars per barrel
United States	$102.60	103.92	76.31	60.08	95.74	65.57	57.30
Canada[4] – light	81.22	94.28	75.48	64.24	70.37	50.98	50.45
heavy	46.45	57.00	49.89	40.45	59.05	32.84	25.87
offshore	112.08	110.02	76.87	58.19	96.69	69.83	62.55
synthetic	91.85	102.94	77.90	61.49	100.10	74.35	63.23
Malaysia[5]	97.29	90.14	60.97	55.51	87.83	74.58	51.78
Republic of the Congo[5]	107.26	103.02	74.87	69.04	—	—	—
Natural gas – dollars per thousand cubic feet
United States	2.76	4.13	4.52	4.05	9.67	7.38	7.76
Canada[4]	2.62	4.07	4.23	3.09	6.40	6.34	6.49
Malaysia – Sarawak[5]	7.50	7.10	5.31	4.05	—	—	—
Kikeh	0.24	0.24	0.23	0.23	0.23	—	—

[1]	Natural gas converted at a 6:1 ratio.
[2]	At December 31.
[3]	Includes intracompany transfers at market prices.
[4]	U.S. dollar equivalent.
[5]	Prices are net of payments under the terms of the respective production sharing contracts.

Refining and Marketing Statistical Summary

	2012	2011	2010	2009	2008	2007	2006
Branded retail refueling stations[1]
United States – Murphy USA®	1,015	1,003	1,001	996	992	971	987
Murphy Express	150	125	98	52	33	2	—
Other	—	—	116	121	129	153	177
Total United States	1,165	1,128	1,215	1,169	1,154	1,126	1,164
United Kingdom	452	459	451	453	454	389	402

United States retail marketing:
Fuel margin per gallon[2]	$0.129	0.156	0.114	0.083	0.165	0.103	0.104
Gallons sold per store month	277,001	277,715	306,646	312,493	324,223	294,784	285,665
Merchandise sales revenue per store month	$156,429	158,144	153,530	137,623	110,943	97,523	80,598
Merchandise margin as a percentage of merchandise sales	13.5%	12.8%	13.1%	12.5%	13.5%	13.2%	13.3%

United Kingdom refining and marketing – Unit margins per barrel	$1.94	(0.67)	(1.47)	(0.28)	3.41	(1.48)	4.43

Petroleum products sold – barrels per day
United States – Gasoline	289,650	312,945	333,182	319,549	313,827	298,833	266,353
Kerosine	146	11,864	11,449	11,928	4,606	1,685	2,269
Diesel and home heating oils	48,104	74,410	77,799	76,599	86,933	91,344	62,196
Residuals	—	12,618	18,015	15,501	14,837	15,422	11,696
Asphalt, LPG and other	—	8,900	9,655	9,123	7,287	9,384	8,087

Total United States	337,900	420,737	450,100	432,700	427,490	416,668	350,601

United Kingdom – Gasoline	47,087	35,757	23,085	30,007	34,125	14,356	12,425
Kerosine	17,273	16,298	11,387	12,954	14,835	4,020	3,619
Diesel and home heating oils	48,595	48,893	29,710	35,721	34,560	14,785	11,803
Residuals	13,744	14,427	7,885	10,560	12,744	3,728	3,825
LPG and other	10,350	20,322	14,590	14,532	15,246	4,213	2,998

Total United Kingdom	137,049	135,697	86,657	103,774	111,510	41,102	34,670

Total petroleum products sold	474,949	556,434	536,757	536,474	539,000	457,770	385,271

Crude capacity of Milford Haven, Wales refinery[1] – barrels per stream day	135,000	135,000	135,000	108,000	108,000	108,000	32,400

Milford Haven, Wales refinery inputs – barrels per day
Crude	129,334	131,959	78,841	96,625	97,521	36,000	30,036
Other feedstocks	3,279	3,432	5,322	6,334	15,067	3,756	3,720

Total U.K. refinery inputs	132,613	135,391	84,163	102,959	112,588	39,756	33,756

Milford Haven, Wales refinery yields – barrels per day
Gasoline	46,100	34,171	20,889	26,902	32,290	12,397	10,624
Kerosine	16,941	17,038	11,374	13,789	15,065	4,500	4,255
Diesel and home heating oils	46,004	47,418	25,995	34,619	33,868	14,218	11,308
Residuals	13,922	14,185	8,296	10,388	12,585	3,641	3,830
Asphalt, LPG and other	5,976	19,448	14,799	13,735	15,750	4,344	2,962
Fuel and loss	3,670	3,131	2,810	3,526	3,030	656	777

Total U.K. refining yields	132,613	135,391	84,163	102,959	112,588	39,756	33,756

1	At December 31.
2	Represents net sales prices for fuel less purchased cost of fuel.

Board of Directors

Top row left to right

Claiborne P. Deming—	President and Chief Executive Officer, Retired, Murphy Oil Corporation, El Dorado, Arkansas. Director since 1993. Chairman of the Board since March 2012. Committees: Executive (Chairman); Environmental, Health & Safety

Steven A. Cossé—	President and Chief Executive Officer, Murphy Oil Corporation, El Dorado, Arkansas since June 2012. Director since 2011. Committees: Executive; Environmental, Health & Safety

Frank W. Blue—	International Legal Advisor/Arbitrator, Santa Barbara, California. Director since 2003. Committees: Audit; Nominating & Governance

Robert A. Hermes—	Chairman of the Board, Retired, Purvin & Gertz, Inc., Houston, Texas. Director since 1999. Committees: Executive; Nominating & Governance (Chairman); Environmental, Health & Safety

James V. Kelley—	President and Chief Operating Officer, BancorpSouth, Inc., Tupelo, Mississippi. Director since 2006. Committees: Audit; Executive Compensation; Nominating & Governance

Walentin Mirosh—	President, Mircan Resources Ltd., Calgary, Alberta, Canada. Director since 2011. Committees: Executive Compensation; Environmental, Health & Safety

Bottom row left to right

R. Madison Murphy—	Managing Member, Murphy Family Management, LLC, El Dorado, Arkansas. Director since 1993. Chairman from 1994–2002. Committees: Executive; Audit (Chairman)

Jeffrey W. Nolan—	President and Chief Executive Officer, Loutre Land and Timber Company, El Dorado, Arkansas. Director since 2012. Committees: Executive Compensation

Neal E. Schmale—	President and Chief Operating Officer, Retired, Sempra Energy, San Diego, California. Director since 2004. Committees: Audit; Executive Compensation

David J. H. Smith—	Chief Executive Officer, Retired, Whatman plc, Maidstone, Kent, England. Director since 2001. Committees: Executive Compensation (Chairman); Nominating & Governance

Caroline G. Theus—	President, Inglewood Land & Development Co., Alexandria, Louisiana. Director since 1985. Committees: Executive; Environmental, Health & Safety (Chairman)

Principal Subsidiaries

Murphy Exploration & Production Company Engages in worldwide crude oil and natural gas exploration and production. 16290 Katy Freeway Suite 600 Houston, Texas 77094 (281) 675-9000

Roger W. Jenkins

President

Eugene T. Coleman

Executive Vice President, Offshore and International Operations

Michael McFadyen

Executive Vice President,

North American Onshore Operations

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

4000, 520-3 Avenue SW

Calgary, Alberta T2P 0R3

(403) 294-8000

Mailing Address:

P.O. Box 2721, Station M

Calgary, Alberta T2P 3Y3

Canada

	Michael McFadyen President Cal Buchanan Vice President, Business Development Ronald L. Mcllwrick Vice President, Operations Dennis Ward Vice President, Finance	Kevin Fitzgerald Vice President Mindy K. West Treasurer Paul Christensen Controller Linda J. Smorang Secretary

Murphy Oil USA, Inc.

Engages in marketing of petroleum products and manufacturing of ethanol fuel in the United States.

200 Peach Street

El Dorado, Arkansas 71730

(870) 862-6411

Mailing Address:

P.O. Box 7000

El Dorado, Arkansas 71731-7000

	R. Andrew Clyde President Marn K. Cheng Vice President Jeffery A. Goodwin Vice President Stephen F. Hunkus Vice President	John C. Rudolfs Vice President Mindy K. West Chief Financial Officer John A. Moore General Counsel and Secretary

Murco Petroleum Limited Engages in refining and marketing of petroleum products in the United Kingdom. 4 Beaconsfield Road St. Albans, Hertfordshire AL1 3RH, England 44-1727-892-400	Bryan G. Kelly Managing Director John E. Ford Planning & Special Projects Director Jamie Goodfellow Marketing Director	Susan Hogg Supply and Refining Director Simon V. Rhodes Financial Director Patricia E. Haylock Secretary

Corporate Information

Corporate Office	Electronic Payment of Dividends	Annual Meeting

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

•  News releases

•  Annual report

•  Quarterly reports

•  Live webcasts of quarterly conference calls

•  Links to the Company’s SEC filings

•  Stock quotes

•  Profiles of the Company’s operations

•  Murphy USA station locator

The annual meeting of the Company’s stockholders will be held at 10:00 a.m. on May 8, 2013, at the South Arkansas Arts Center, 110 East 5th Street, El Dorado, Arkansas. A formal notice of the meeting, together with a proxy statement and proxy form, will be provided to all shareholders.

Inquiries

Inquiries regarding shareholder account matters should be addressed to:

John A. Moore

Manager, Law and Corporate Secretary

Murphy Oil Corporation

P.O. Box 7000

El Dorado, Arkansas 71731-7000

jmoore@murphyoilcorp.com

Members of the financial community should direct their inquiries to:

Barry Jeffery

Director, Investor Relations

Murphy Oil Corporation

P.O. Box 7000

El Dorado, Arkansas 71731-7000

(870) 864-6501

bjeffery@murphyoilcorp.com

Executive Officers

Steven A. Cossé

President and Chief Executive Officer and Member of the Executive Committee since June 2012. Mr. Cossé has been a Director of the Company since August 2011. Mr. Cossé also was Executive Vice President of the company from February 2005 to March 2011 and was General Counsel of the company from August 1991 to March 2011.

Roger W. Jenkins

Chief Operating Officer since June 2012. Mr. Jenkins became Executive Vice President in August 2009, and has served as President of Murphy Exploration & Production Company since January 2009. Prior to that he was Senior Vice President, North America for this subsidiary from September 2007 to December 2008.

Kevin G. Fitzgerald

Executive Vice President and Chief Financial Officer since December 2011. Mr. Fitzgerald was Senior Vice President and Chief Financial Officer from January 2007 to November 2011, and was Treasurer from July 2001 through December 2006.

Thomas McKinlay

Executive Vice President, U.K. Downstream since January 2013. Mr. McKinlay was Executive Vice President, Worldwide Downstream from January 2011 to January 2013 and was Vice President, U.S. Manufacturing from August 2009 to January 2011. Additionally, Mr. McKinlay was President of Murphy Oil USA, Inc. from January 2011 to January 2013. He was Senior Vice President of this U.S. subsidiary from April 2009 to January 2011, and from August 2008 to March 2009, was General Manager, Supply and Transportation.

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