Form 10-K, Exhibit 13
period 2013-12-31
MURPHY OIL CORP /DE
filed 2014-02-28
CIK 717423

Exhibit 13

Financial and Operating Highlights

			% Change		% Change
(Thousands of dollars except per share data)	2013	2012	2013–2012	2011	2012–2011
For the Year
Revenues	$5,390,089	$4,619,602	17%	$4,278,682	8%
Income from continuing operations	888,137	806,494	10%	539,198	50%
Net income	1,123,473	970,876	16%	872,702	11%
Cash dividends paid – normal	235,108	228,288	3%	212,752	7%
– special	—	486,141	N/A	—	N/A
Capital expenditures	4,120,592	4,383,986	-6%	2,943,812	49%
Net cash provided by operating activities	3,638,487	3,056,281	19%	2,145,385	42%
Average common shares outstanding – diluted (thousands)	189,271	194,669	-3%	194,512	0%

At End of Year
Working capital	$284,612	$699,502	-59%	$622,743	12%
Net property, plant and equipment	13,481,055	13,011,606	4%	10,475,149	24%
Total assets	17,509,484	17,522,643	0%	14,138,138	24%
Long-term debt	2,936,563	2,245,201	31%	249,553	800%
Stockholders’ equity	8,595,730	8,942,035	-4%	8,778,397	2%

Per Share of Common Stock
Income from continuing operations – diluted	$4.69	$4.14	13%	$2.77	49%
Net income – diluted	5.94	4.99	19%	4.49	11%
Cash dividends paid – normal	1.25	1.175	6%	1.10	7%
– special	—	2.50	N/A	—	N/A
Stockholders’ equity	46.87	46.91	0%	45.31	4%

Net Crude Oil and Gas Liquids Produced – barrels per day	135,078	112,591	20%	103,160	9%
United States	48,387	26,090	85%	17,148	52%
Canada	31,231	28,302	10%	30,049	-6%
Malaysia	53,766	52,663	2%	48,551	8%
Other International	1,694	5,536	-69%	7,412	-25%

Net Natural Gas Sold – thousands of cubic feet per day	423,846	490,124	-14%	457,365	7%
United States	53,212	52,962	0%	47,212	12%
Canada	175,449	217,046	-19%	188,787	15%
Malaysia	194,370	216,745	-10%	217,440	0%
United Kingdom	815	3,371	-76%	3,926	-14%

Stockholder and Employee Data at December 31
Common shares outstanding (thousands)	183,407	190,641	-4%	193,723	-2%
Number of stockholders of record	2,598	2,361	10%	2,212	7%
Number of employees	1,875	9,185	-80%	8,610	7%

Murphy Oil at a Glance

Murphy Oil Corporation (“Murphy” or “the Company”) is an international oil and gas company that conducts business through various operating subsidiaries.

The Company produces oil and/or natural gas in the United States, Canada and Malaysia and conducts exploration activities worldwide. Murphy also has an interest in a Canadian synthetic oil operation. The Company currently owns a petroleum refinery and markets petroleum products in the United Kingdom. The Company has announced its intention to sell its U.K. downstream operations. Murphy is headquartered in El Dorado, Arkansas, and has 1,875 employees worldwide. The Company’s common stock is traded on the New York Stock Exchange (NYSE) under the ticker symbol “MUR”.

On August 30, 2013, the Company completed the separation of its U.S. downstream business. The separate, publicly owned company is known as Murphy USA Inc. and is traded on the NYSE under the ticker symbol “MUSA.”

Major Subsidiaries of Murphy Oil Corporation

Murphy Exploration & Production Company, through various operating subsidiaries and affiliates, is engaged in crude oil and natural gas production activities in the United States and Malaysia, and explores for oil and natural gas worldwide. The subsidiary has its headquarters in Houston, Texas, and conducts business from offices in numerous locations around the world.

Murphy Oil Company Ltd. is engaged in crude oil and natural gas exploration and production in Western Canada and offshore Eastern Canada as well as the production of synthetic crude oil from oil sands. The subsidiary’s office is located in Calgary, Alberta, and is operated as a component of the Company’s worldwide exploration and production operation directed from Houston.

Murco Petroleum Limited is engaged in refining and marketing of petroleum products in the United Kingdom. Headquartered at St. Albans, England, Murco owns a refinery in Milford Haven, Wales, and operates a network of fueling stations in the United Kingdom. The Company has announced its intention to sell these U.K. operations.

Offices

El Dorado, Arkansas	St. Albans, Hertfordshire, England	Ho Chi Minh City, Vietnam
Houston, Texas	Pointe-Noire, Republic of the Congo	Douala, Cameroon
Calgary, Alberta, Canada	Perth, Western Australia, Australia	Malabo, Equatorial Guinea
Kuala Lumpur, Malaysia	Jakarta, Indonesia	Paramaribo, Suriname

Dear Fellow Shareholders

As I reflect back on 2013, it was clearly an important year for our Company as well as a rewarding one for our shareholders. There were many highlights throughout the year headlined by the spin-off of Murphy USA Inc. We had excellent performance in Health, Safety & Environmental (HSE), exceeded production guidance, increased our proved reserves at a record pace, executed development projects and continued to grow production in our Eagle Ford Shale (EFS) asset. Our strategy of executing a global offshore portfolio that is complemented by a strong North American (NA) onshore business with a new legacy asset in the EFS will position Murphy’s shareholders well for the future.

We achieved our best ever annual safety performance year led by continued improvement in the NA onshore business and safely executed offshore development work in Malaysia along with continued outstanding performance at our Milford Haven Refinery in Wales.

Production for 2013 averaged over 205,000 barrels of oil equivalent per day (boepd), a record for our company. Production was 6% higher than 2012 and is the first year in our history where we have averaged in excess of 200,000 boepd. The price for nearly 80% of our production is based on oil prices. Murphy has a five-year compound annual production growth rate of 10%, which puts us in elite company amongst our oil company peers. The production increases were led by the growth in the EFS where we averaged over 39,000 boepd for the year, an increase of 150 percent from 2012. EFS is now the second ranked field on an overall production basis in the Company. We expect another year of strong production growth in 2014 with continued increases coming from the EFS, a full year of production from our new Malaysia developments, and the start up of the Dalmatian field in the Gulf of Mexico (GOM).

Roger W. Jenkins President and Chief Executive Officer

Reserves replacement for 2013 was our highest ever with an organic replacement rate of over 240%. Our year-end 2013 proved reserves of approximately 688 million barrels of oil equivalent raise our reserves production life to just over nine years.

We revamped our exploration program in 2013 by reorganizing the management team under the leadership of Kevin McLachlan who joined Murphy in April. Kevin has brought a new focus and strategy to our program that will yield results for our shareholders. In 2013 we had three discoveries out of nine wells drilled with these successes encountering natural gas offshore Brunei in Block CA-2 where we hold a 30% working interest. These discoveries, along with our recently announced sanction of the Block H Malaysia Floating Liquified Natural Gas project, further coupled with our current Sarawak gas project, will lead to long-term gas production with oil-linked pricing for upwards of 20 years into the future.

Our 2014 exploration drilling program will include another active year, highlighted by a Norphlet formation test at our Titan prospect in the GOM and the Bamboo well offshore Cameroon. We continued to replenish our prospect inventory with new country entries in the Atlantic Margin and new frontier blocks in Vietnam and Australia, where we partnered to acquire a large block in the under-explored Ceduna Basin. Murphy has a vast acreage position for a company of our size and our strategy to primarily grow organically through exploration, now supported by a strong NA onshore position, will have long term benefits for our shareholders. Our continued reserves additions and production growth prove this strategy is working.

In our global offshore business, we brought five new shallow water fields offshore Malaysia online, namely oil fields at Patricia, Serendah, South Acis and Permas and a gas field at Merapuh. These fields were brought on stream on time and on budget, and initial production has performed above expectations. We have three deepwater developments coming on production in 2014. Two of these are in Malaysia, including Siakap North-Petai and the main Kakap-Gumusut non-operated field. The third is in the GOM at the Dalmatian project which starts up in the first quarter of this year. In the first half of 2013, we closed on the sale of our U.K. upstream assets, as part of the continuous review of our global portfolio.

In our NA onshore business, the EFS continues to deliver excellent results and is on track to become the most significant field in Company history, with resource potential now in excess of 600 million barrels equivalent. We now have over 300 wells on production, a remarkable feat considering we had zero in 2009 and testament to an outstanding job by our team in developing this asset. We are expanding our down spacing work along with further technical enhancements to this “well manufacturing” process. With current down spacing plans, we will have over 1,400 locations remaining to drill, which sets up a ten year drilling program in the area. At Seal in Canada, we are moving forward with our Enhanced Oil Recovery (EOR) pilot projects. We see the Seal area as a long-term growth opportunity for the Company and we expect to see production increases towards the end of 2017 when we anticipate an improved long-term market for this heavy crude. Syncrude remains a key part of our complementary onshore business as it continues to produce with anticipated long-term reserves growth.

Our strategy of blending a high margin global offshore business with the balance and predictable nature of our NA onshore operation remains sound. The two businesses complement each other well. Our growth in the NA onshore has provided significant improvement in production per well metrics. Our ability to deliver and operate offshore developments is our calling card to obtain quality acreage and attract exploration partners. The global offshore business further allows our shareholders exposure to exploration success that I believe will be meaningful for a company of our size.

In downstream, we completed the spin-off of the U.S. retail gasoline business, Murphy USA Inc., in the third quarter. The separation was smooth and seamless and we wish Murphy USA Inc. all the best as they venture forth on their own. The sales process for our U.K. downstream assets continues and we are working to get this sale completed as soon as possible. I commend the effort of our U.K. based employees as they focus on safe, reliable operations in a difficult market environment.

Income from	Capital Expenditures for	Net Hydrocarbons	Estimated Net Proved
Continuing Operations	Continuing Operations	Produced	Hydrocarbon Reserves
(Millions of dollars)	(Millions of dollars)	(Thousands of oil equivalent	(Millions of oil equivalent barrels)
barrels per day)

In other shareholder initiatives, the Company moved forward on the approved $1 billion share repurchase program during the year. We recently completed the third tranche of $250 million share repurchase in January 2014 and have initiated another tranche of $250 million in February 2014. I see this share repurchase initiative as critical for our shareholders as we tie these purchases to the value of our proven oil-weighted reserve base as compared to global finding and developing cost benchmarks. I see the use of share repurchases as a capital allocation comparison tool going forward.

In financial results, net income for 2013 totaled $1,123 million ($5.94 per diluted share), which is the second highest on record, and up more than $152 million from 2012. Our balance sheet remains strong, ending the year with a debt-to-capital-employed ratio of 25.5%. Overall our year-end net debt to total capitalization is in very good shape amongst our E&P peers at 17.4% with total debt of $2.94 billion and global cash and invested cash of $1.12 billion. In an effort to protect cash flow and maintain our capital programs we implemented a hedging strategy in 2013 and are carrying it forward into 2014. So far in 2014, we have hedged approximately 40% of our U.S. onshore oil production at a WTI basis of over $97 per barrel for the first half of the year and 75% of our Canadian gas production for the full year at just over C$4.00 per thousand cubic feet at AECO prices.

I would like to recognize the contribution of Steven A. Cossé who retired as President and Chief Executive Officer on August 30, 2013. We owe a debt of gratitude to Steve for leading us through the repositioning of our Company. Steve will remain on the Board of Directors and we look forward to his continued sage guidance.

In August 2013, the Board added an experienced new director in T. Jay Collins, Retired President and CEO of Oceaneering International, Inc. We welcome Jay to the Board and look forward to his contributions.

Two of our Directors, Robert A. Hermes and David J.H. Smith, are retiring from the Board in May. Among multiple other roles, Bob was a member of the Executive Committee and chaired our Nominating & Governance Committee, and he greatly assisted in the process that culminated in the spin-off of Murphy USA Inc. David did yeoman’s work as chairman of our Executive Compensation Committee for many years as well as serving on the HSE Committee. Bob and David will be missed and we thank them for their many years of faithful service to our Company.

Murphy Oil is an exploration driven company with super-major offshore development ability now coupled with a newly developed NA onshore capability. These attributes make us an attractive global partner. We have a strong balance sheet that positions us well for the long term and have delivered double digit growth in production and reserves, plus continued dividend increases, over the last five years. I am honored to be handed the reins to lead Murphy into a new phase as an independent exploration and production company. I appreciate your continued support as our Company moves forward. We have the people, assets and processes in place to deliver returns to our shareholders.

Roger W. Jenkins

President and Chief Executive Officer

February 7, 2014

El Dorado, Arkansas

Exploration and Production Statistical Summary

	2013	2012	2011	2010	2009	2008	2007
Net crude oil, condensate and natural gas liquids production – barrels per day
United States	48,387	26,090	17,148	20,114	17,053	10,668	12,989
Canada – light	118	245	83	43	18	46	596
heavy	9,128	7,241	7,264	5,988	6,813	8,484	11,524
offshore	9,099	6,986	9,204	11,497	12,357	16,826	18,871
synthetic	12,886	13,830	13,498	13,273	12,855	12,546	12,948
Malaysia	53,766	52,663	48,551	66,897	76,322	57,403	20,367
Republic of the Congo	1,046	2,078	4,989	5,820	1,743	—	—
Continuing operations	134,430	109,133	100,737	123,632	127,161	105,973	77,295
Discontinued operations	648	3,458	2,423	3,295	4,678	12,281	14,227
Total liquids produced	135,078	112,591	103,160	126,927	131,839	118,254	91,522

Net crude oil, condensate and natural gas liquids sold – barrels per day
United States	48,387	26,090	17,148	20,114	17,053	10,668	12,989
Canada – light	118	245	83	43	18	46	596
heavy	9,128	7,241	7,264	5,988	6,813	8,484	11,524
offshore	8,586	7,092	9,079	11,343	12,455	16,690	18,839
synthetic	12,886	13,830	13,498	13,273	12,855	12,546	12,948
Malaysia	54,276	54,286	48,092	68,975	72,575	61,907	16,018
Republic of the Congo	2,093	1,468	3,959	5,428	973	—	—
Continuing operations	135,474	110,252	99,123	125,164	122,742	110,341	72,914
Discontinued operations	621	3,372	2,299	4,177	3,607	13,513	14,688
Total liquids sold	136,095	113,624	101,422	129,341	126,349	123,854	87,602

Net natural gas sold – thousands of cubic feet per day
United States	53,212	52,962	47,212	53,037	54,255	45,785	45,139
Canada	175,449	217,046	188,787	85,563	54,857	1,910	9,922
Malaysia – Sarawak	164,671	174,283	176,943	154,535	28,070	—	—
Kikeh	29,699	42,462	40,497	58,157	46,583	1,399	—
Continuing operations	423,031	486,753	453,439	351,292	183,765	49,094	55,061
Discontinued operations	815	3,371	3,926	5,509	3,501	6,424	6,021
Total natural gas sold	423,846	490,124	457,365	356,801	187,266	55,518	61,082

Net hydrocarbons produced – equivalent barrels[1] per day	205,719	194,278	179,388	186,394	163,050	127,507	101,702
Estimated net hydrocarbon reserves – million equivalent barrels[1,2]	687.9	604.3	534.1	455.2	439.2	402.8	405.1

Weighted average sales prices[3]
Crude oil, condensate and natural gas liquids – dollars per barrel
United States	$97.69	102.60	103.92	76.31	60.08	95.74	65.57
Canada[4] – light	85.61	81.22	94.28	75.48	64.24	70.37	50.98
heavy	46.80	46.45	57.00	49.89	40.45	59.05	32.84
offshore	108.64	112.08	110.02	76.87	58.19	96.69	69.83
synthetic	96.09	91.85	102.94	77.90	61.49	100.10	74.35
Malaysia[5]	94.27	97.29	90.14	60.97	55.51	87.83	74.58
Republic of the Congo[5]	109.43	107.26	103.02	74.87	69.04	—	—
Natural gas – dollars per thousand cubic feet
United States	3.83	2.76	4.13	4.52	4.05	9.67	7.38
Canada[4]	3.09	2.62	4.07	4.23	3.09	6.40	6.34
Malaysia – Sarawak[5]	6.66	7.50	7.10	5.31	4.05	—	—
Kikeh	0.24	0.24	0.24	0.23	0.23	0.23	—

[1]	Natural gas converted at a 6:1 ratio.
[2]	At December 31.
[3]	Includes intracompany transfers at market prices.
[4]	U.S. dollar equivalent.
[5]	Prices are net of payments under the terms of the respective production sharing contracts.

U.K. Refining and Marketing Statistical Summary–Discontinued Operations

	2013	2012	2011	2010	2009	2008	2007
United Kingdom refining and marketing – Unit margins per barrel	$(0.75)	1.94	(0.67)	(1.47)	(0.28)	3.41	(1.48)

Petroleum products sold in the United Kingdom – barrels per day
Gasoline	49,389	47,087	35,757	23,085	30,007	34,125	14,356
Kerosine	16,498	17,273	16,298	11,387	12,954	14,835	4,020
Diesel and home heating oils	49,378	48,595	48,893	29,710	35,721	34,560	14,785
Residuals	12,863	13,744	14,427	7,885	10,560	12,744	3,728
LPG and other	4,346	10,350	20,322	14,590	14,532	15,246	4,213
Total	132,474	137,049	135,697	86,657	103,774	111,510	41,102

Crude capacity of Milford Haven, Wales refinery* – barrels per stream day	135,000	135,000	135,000	135,000	108,000	108,000	108,000

Milford Haven, Wales refinery inputs – barrels per day
Crude	122,930	129,334	131,959	78,841	96,625	97,521	36,000
Other feedstocks	3,330	3,279	3,432	5,322	6,334	15,067	3,756
Total U.K. refinery inputs	126,260	132,613	135,391	84,163	102,959	112,588	39,756
Milford Haven, Wales refinery yields – barrels per day
Gasoline	47,025	46,100	34,171	20,889	26,902	32,290	12,397
Kerosine	17,056	16,941	17,038	11,374	13,789	15,065	4,500
Diesel and home heating oils	46,327	46,004	47,418	25,995	34,619	33,868	14,218
Residuals	12,508	13,922	14,185	8,296	10,388	12,585	3,641
LPG and other	244	5,976	19,448	14,799	13,735	15,750	4,344
Fuel and loss	3,100	3,670	3,131	2,810	3,526	3,030	656
Total U.K. refining yields	126,260	132,613	135,391	84,163	102,959	112,588	39,756

*	At December 31.

Board of Directors

Claiborne P. Deming

President and Chief Executive Officer, Retired, Murphy Oil Corporation, El Dorado, Arkansas. Director since 1993. Chairman of the Board since March 2012. Committees: Executive (Chair); Health, Safety & Environmental

Walentin Mirosh President, Mircan Resources Ltd., Calgary, Alberta, Canada. Director since 2011. Committees: Executive Compensation; Health, Safety & Environmental

Roger W. Jenkins President and Chief Executive Officer, Murphy Oil Corporation, El Dorado, Arkansas. Director since 2013. Committees: Executive	R. Madison Murphy Managing Member, Murphy Family Management, LLC, El Dorado, Arkansas. Director since 1993. Chairman from 1994–2002. Committees: Executive; Audit (Chair)

Frank W. Blue International Legal Advisor/Arbitrator, Santa Barbara, California. Director since 2003. Committees: Audit; Nominating & Governance (Chair)	Jeffrey W. Nolan President and Chief Executive Officer, Loutre Land and Timber Company, El Dorado, Arkansas. Director since 2012. Committees: Executive Compensation; Nominating & Governance

T. Jay Collins President and Chief Executive Officer, Retired, Oceaneering International, Inc., Houston, Texas. Director since 2013. Committees: Executive Compensation	Neal E. Schmale President and Chief Operating Officer, Retired, Sempra Energy, San Diego, California. Director since 2004. Committees: Audit; Executive Compensation (Chair)

Steven A. Cossé President and Chief Executive Officer, Retired, Murphy Oil Corporation, El Dorado, Arkansas. Director since 2011. Committees: Executive; Health, Safety & Environmental	David J. H. Smith Chief Executive Officer, Retired, Whatman plc, Maidstone, Kent, England. Director since 2001. Committees: Executive Compensation; Nominating & Governance

Robert A. Hermes Chairman of the Board, Retired, Purvin & Gertz, Inc., Houston, Texas. Director since 1999. Committees: Nominating & Governance; Health, Safety & Environmental	Caroline G. Theus President, Inglewood Land & Development Co., Alexandria, Louisiana. Director since 1985. Committees: Executive; Health, Safety & Environmental (Chair)

James V. Kelley President and Chief Operating Officer, BancorpSouth, Inc., Tupelo, Mississippi. Director since 2006. Committees: Audit; Executive; Nominating & Governance

Murphy Oil Corporation Officers

Roger W. Jenkins	John W. Eckart	Allan J. Misner
President and Chief Executive Officer	Senior Vice President and Controller	Vice President, Internal Audit

Kevin G. Fitzgerald	Kelli M. Hammock	K. Todd Montgomery
Executive Vice President and Chief Financial Officer	Senior Vice President, Administration	Vice President, Corporate Planning & Services

Walter K. Compton	Tim F. Butler	E. Ted Botner
Executive Vice President and General Counsel	Vice President, Tax	Secretary

Thomas McKinlay	John W. Dumas	John B. Gardner
Executive Vice President, U.K. Downstream	Vice President, Corporate Insurance	Treasurer

Bill H. Stobaugh	Barry F.R. Jeffery
Executive Vice President	Vice President, Investor Relations

Principal Subsidiaries

Murphy Exploration &	Roger W. Jenkins	Keith S. Caldwell
Production Company	President	Vice President, Finance
Engages in worldwide crude oil and natural gas exploration and production.	Eugene T. Coleman Executive Vice President, Offshore and International Operations	Bradley Gouge Vice President, Canada
9805 Katy Freeway Suite G200 Houston, Texas 77024 (281) 675-9000	Michael K. McFadyen Executive Vice President, North American Onshore Operations	Maria A. Martinez Vice President, Human Resources and Administration
	Kevin J. McLachlan	Walter K. Compton
	Executive Vice President,	Vice President and General Counsel
	Global Exploration	Kevin G. Fitzgerald Vice President John W. Eckart
Daniel R. Hanchera Senior Vice President, Business Development

Vice President

	Eric M. Hambly	E. Ted Botner
	Senior Vice President, S.E. Asia/Australia	Secretary

	Thomas J. Mireles	John B. Gardner
	Senior Vice President, North America,	Treasurer
South America and West Africa

Murphy Oil Company Ltd.	Michael K. McFadyen	Dennis D. Ward
Engages in crude oil and natural gas exploration and production, and extraction and sale of synthetic crude oil in Canada.	President	Vice President, Finance
	Cal C. Buchanan	Kevin G. Fitzgerald
	Vice President, Joint Ventures &	Vice President
Business Development

4000, 520-3 Avenue SW	Brad A. Gouge	Paul Christensen
Calgary, Alberta T2P 0R3	Vice President	Controller
(403) 294-8000

	Ronald L. McIlwrick	Kevin Black
	Vice President, Operations	Secretary

Mailing Address:		John B. Gardner
P.O. Box 2721, Station M		Treasurer
Calgary, Alberta T2P 3Y3
Canada

Murco Petroleum Limited	Thomas McKinlay	Susan Hogg
Engages in refining and marketing of petroleum products in the United Kingdom.	Managing Director John E. Ford Planning & Special Projects Director	Supply and Refining Director Simon V. Rhodes Financial Director

4 Beaconsfield Road
St. Albans, Hertfordshire	Jamie Goodfellow	Patricia E. Haylock
AL1 3RH, England	Marketing Director	Secretary
44-1727-892-400

Corporate Information

Corporate Office

200 Peach Street

P.O. Box 7000

El Dorado, Arkansas 71731-7000

(870) 862-6411

Stock Exchange Listings

Trading Symbol: MUR

New York Stock Exchange

Transfer Agent and Registrar

Computershare Trust Company, N.A.

Toll-free (888) 239-5303

(732) 645-4155

(Address for overnight delivery)

211 Quality Circle

Suite 210

College Station, TX 77845

(Address for first class mail,

registered mail and certified mail)

P.O. Box 30170

College Station, TX 77842-3170

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

Annual Meeting

The annual meeting of the Company’s stockholders will be held at 10:00 a.m. on May 14, 2014, at the South Arkansas Arts Center, 110 East 5th Street, El Dorado, Arkansas. A formal notice of the meeting, together with a proxy statement and proxy form, will be provided to all shareholders.

Inquiries

Inquiries regarding shareholder account matters should be

addressed to:

E. Ted Botner

Manager, Law and Corporate Secretary

Murphy Oil Corporation

P.O. Box 7000

El Dorado, Arkansas 71731-7000

tbotner@murphyoilcorp.com

Members of the financial community should direct their inquiries to:

Barry Jeffery

Vice President, Investor Relations

Murphy Oil Corporation

P.O. Box 7000

El Dorado, Arkansas 71731-7000

(870) 864-6501

bjeffery@murphyoilcorp.com