Form 10-K, Exhibit 13
period 2014-12-31
MURPHY OIL CORP /DE
filed 2015-02-27
CIK 717423

EXHIBIT 13

Financial and Operating Highlights

			% Change		% Change
(Thousands of dollars except per share data)	2014	2013	2014-2013	2012	2013-2012

For the Year
Revenues	$ 5,476,084	$ 5,390,089	2%	$ 4,619,602	17%
Income from continuing operations	1,024,973	888,137	15%	806,494	10%
Net income	905,611	1,123,473	-19%	970,876	16%
Cash dividends – normal	236,371	235,108	1%	228,288	3%
– special	–	–	N/A	486,141	N/A
Capital expenditures	3,769,343	4,120,592	-9%	4,383,986	-6%
Net cash provided by operating activities	3,048,639	3,210,695	-5%	2,911,380	10%
Average common shares outstanding – diluted (thousands)	180,071	189,271	-5%	194,669	-3%

At End of Year
Working capital	$ 131,262	$ 284,612	-54%	$ 699,502	-59%
Net property, plant and equipment	13,331,047	13,481,055	-1%	13,011,606	4%
Total assets	16,742,307	17,509,484	-4%	17,522,643	0%
Long-term debt	2,536,238	2,936,563	-14%	2,245,201	31%
Stockholders' equity	8,573,434	8,595,730	0%	8,942,035	-4%

Per Share of Common Stock
Income from continuing operations – diluted	$ 5.69	$ 4.69	21%	$ 4.14	13%
Net income – diluted	5.03	5.94	-15%	4.99	19%
Cash dividends paid – normal	1.325	1.25	6%	1.175	6%
– special	–	–	N/A	2.50	N/A
Stockholders' equity	48.30	46.87	3%	46.91	0%

Net Crude Oil and Gas Liquids Produced – barrels per day	151,647	135,078	12%	112,591	20%
United States	68,274	48,387	41%	26,090	85%
Canada	28,238	31,231	-10%	28,302	10%
Malaysia	55,135	53,766	3%	52,663	2%
Other International	0	1,694	-100%	5,536	-69%

Net Natural Gas Sold – thousands of cubic feet per day	445,956	423,846	5%	490,124	-14%
United States	88,471	53,212	66%	52,962	0%
Canada	156,478	175,449	-11%	217,046	-19%
Malaysia	201,007	194,370	3%	216,745	-10%
United Kingdom	0	815	-100%	3,371	-76%

Stockholder and Employee Data at December 31
Common shares outstanding (thousands)	177,500	183,407	-3%	190,641	-4%
Number of stockholders of record	2,556	2,598	-2%	2,361	10%
Number of employees	1,712	1,875	-9%	9,185	-80%

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

Web Site

www.murphyoilcorp.com

Murphy Oil’s website provides frequently updated information about the Company and its operations, including:

•News releases

•Annual report

•Quarterly reports

•Live webcasts of quarterly conference calls

•Links to the Company’s SEC filings

•Stock quotes

•Profiles of the Company’s operations

Annual Meeting

The annual meeting of the Company’s stockholders will be held at 10:00 a.m. on May 13, 2015, at the South Arkansas Arts Center, 110 East 5th Street, El Dorado, Arkansas.  A formal notice of the meeting, together with a proxy statement and proxy form, will be provided to all shareholders.

Inquiries

Inquiries regarding shareholder account matters should be addressed to:

E. Ted Botner

Vice President, Law and Corporate Secretary

Murphy Oil Corporation

P.O. Box 7000

El Dorado, Arkansas 71731-7000

tbotner@murphyoilcorp.com

Members of the financial community should direct their inquiries to:

Barry Jeffery

Vice President, Investor Relations

Murphy Oil Corporation

P.O. Box 7000

El Dorado, Arkansas 71731-7000

(870) 864-6501

bjeffery@murphyoilcorp.com